As filed with the Securities and Exchange Commission on April 12, 2019

Registration Statement No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Fidelity National Information Services, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Georgia (State or Other Jurisdiction of Incorporation or Organization)	7389 (Primary Standard Industrial Classification Code Number)	37-1490331 (I.R.S. Employer Identification Number)

601 Riverside Avenue

Jacksonville, Florida 32204

(904) 438-6000

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Marc M. Mayo, Esq.

Corporate Executive Vice President and Chief Legal Officer

601 Riverside Avenue

Jacksonville, Florida 32204

(904) 438-6000

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

With copies to:

Robert S. Rachofsky, Esq. Adam M. Turteltaub, Esq. Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, NY 10019 (212) 728-8000	Jared M. Warner, Esq. General Counsel and Corporate Secretary of Worldpay, Inc. 8500 Governor’s Hill Drive Symmes Township, Ohio 45249 (513) 900-5250	Peter Allan Atkins, Esq. David C. Ingles, Esq. Sven G. Mickisch, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, NY 10036 (212) 735-3000

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement is declared effective and upon the completion of the merger described herein.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Amount to Be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, par value $0.01 per share	297,279,730 shares(1)	N/A	$32,590,454,491.83(2)	$3,949,963.08(3)

(1)

Represents the maximum number of shares of common stock, par value $0.01, of Fidelity National Information Services, Inc., which we refer to as FIS, that are estimated to be issuable (including shares issuable pursuant to vested and unvested equity awards and stock options) upon completion of the merger of Wrangler Merger Sub, Inc., a wholly-owned subsidiary of FIS, which we refer to as Merger Sub, with and into Worldpay, Inc., which we refer to as Worldpay, pursuant to an agreement and plan of merger, dated as of March 17, 2019, by and among FIS, Merger Sub and Worldpay (which we refer to as the merger agreement), which is attached to as Annex A to the accompanying joint proxy statement/prospectus attached to this registration statement.

(2)

Estimated solely for purposes of calculating the registration fee required by Section 6(b) of the Securities Act of 1933, as amended, which we refer to as the Securities Act, and calculated in accordance with Rules 457(c), 457(f)(1) and 457(f)(3) promulgated under the Securities Act. The proposed maximum aggregate offering price is solely for the purpose of calculating the registration fee and was calculated based upon the market value of shares of Worldpay Class A common stock as follows: (a) the product of (i) $112.82, the average of the high and low prices per share of Worldpay Class A common stock on April 11, 2019, as quoted on the New York Stock Exchange, and (ii) 319,235,682, the estimated maximum number of shares of Worldpay Class A common stock that may be exchanged for the shares of FIS common stock being registered, less (b) $3,424,118,973.00, the product of the issued and outstanding shares of Worldpay Class A common stock (other than shares reserved for issuance pursuant to vested and unvested equity awards and stock options) and $11.00, the cash component of the merger consideration.

(3)	Computed in accordance with Section 6(b) of the Securities Act at a rate equal to $121.20 per $1,000,000 of the proposed maximum aggregate offering price.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information herein is not complete and may be changed. A registration statement relating to the securities described herein has been filed with the U.S. Securities and Exchange Commission. These securities may not be issued, and no offers to buy may be accepted, until the registration statement filed with the U.S. Securities and Exchange Commission is effective. The accompanying joint proxy statement/prospectus does not constitute an offer to sell or the solicitation of offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY—SUBJECT TO COMPLETION—DATED APRIL 12, 2019

MERGER AND SHARE ISSUANCE PROPOSAL—YOUR VOTE IS VERY IMPORTANT

Dear FIS Shareholders and Worldpay Stockholders:

On behalf of the boards of directors of Fidelity National Information Services, Inc., which we refer to as FIS, and Worldpay, Inc., which we refer to as Worldpay, we are pleased to enclose the accompanying joint proxy statement/prospectus relating to the business combination of FIS and Worldpay. The business combination would create a leading global financial technology and payment company. We are requesting that you take certain actions as a shareholder of FIS or a stockholder of Worldpay, which we refer to as FIS shareholders or Worldpay stockholders, respectively.

On March 17, 2019, Worldpay, FIS and Wrangler Merger Sub, Inc., a wholly-owned subsidiary of FIS, which we refer to as Merger Sub, entered into an agreement and plan of merger, which we refer to as the merger agreement, pursuant to which, on the terms and subject to the conditions set forth in the merger agreement, Merger Sub will merge with and into Worldpay, with Worldpay being the surviving corporation and continuing as a wholly-owned subsidiary of FIS, which we refer to as the merger.

At the effective time of the merger, each share of Class A common stock, par value $0.00001 per share, of Worldpay, which we refer to as the Worldpay Class A common stock, other than certain excluded shares (as further described in the accompanying joint proxy statement/prospectus), will be converted into the right to receive, without interest and subject to any applicable withholding taxes, (i) 0.9287 shares of common stock, par value $0.01 per share, of FIS, which we refer to as FIS common stock, together with cash in lieu of fractional shares, if any, and (ii) $11.00 in cash, which we collectively refer to as the merger consideration.

The implied value of the merger consideration to be received in exchange for each share of Worldpay Class A common stock will fluctuate based on the market price of FIS common stock because the merger consideration is payable in a fixed number of shares of FIS common stock, with each share of Worldpay Class A common stock (other than certain excluded shares) being exchanged for 0.9287 shares of FIS common stock and $11.00 in cash. The market price of FIS common stock has fluctuated since the date of the announcement of the merger agreement and will continue to fluctuate from the date of the accompanying joint proxy statement/prospectus to the date of the Worldpay special meeting, the date of the FIS special meeting, the date the merger is completed and thereafter. As a result, the value of the per share merger consideration that Worldpay stockholders will be entitled to receive upon completion of the merger could be greater than, less than or the same as the value of the merger consideration on the date of the accompanying joint proxy statement/prospectus. Based on the $108.88 closing price of FIS common stock on the New York Stock Exchange, which we refer to as the NYSE, on March 15, 2019, the last full trading day before the public announcement of the merger, the per share value of Worldpay Class A common stock implied by the merger consideration was $112.12 as of such date. Based on the $[●] closing price of FIS common stock on [●], 2019, the most recent practicable trading day prior to the date of the accompanying joint proxy statement/prospectus, the per share value of Worldpay Class A common stock implied by the merger consideration was $[●]. We urge you to obtain current market quotations for the shares of FIS common stock and Worldpay Class A common stock. FIS common stock trades on the NYSE under the symbol “FIS” and Worldpay Class A common stock trades on the NYSE under the symbol “WP” and on the London Stock Exchange, which we refer to as the LSE, under the symbol “WPY.” We expect that the Worldpay Class A common stock will be delisted from the LSE in connection with, and possibly prior to, the closing of the merger.

Based on the number of shares of Worldpay Class A common stock issued and outstanding as of [●], 2019, we estimate that FIS will issue approximately [●] million shares of FIS common stock in the merger and pay an aggregate amount of $[●] in cash to Worldpay stockholders upon completion of the merger. Immediately following the completion of the merger, former FIS shareholders are expected to own approximately 53%, and former Worldpay stockholders are expected to own approximately 47%, of the issued and outstanding shares of the combined company.

The adoption and approval of the merger agreement by the affirmative vote of the holders of a majority of the outstanding shares of Worldpay Class A common stock entitled to vote thereon at a meeting of the Worldpay stockholders at which a quorum exists is required to complete the merger. The special meeting of the Worldpay stockholders, which we refer to as the Worldpay special meeting, will be held on [●], 2019 at [●], local time, at [●]. All Worldpay stockholders of record as of the close of business on [●], 2019, the record date for the Worldpay special meeting, are invited to attend the Worldpay special meeting, subject to certain requirements described in the accompanying joint proxy statement/prospectus. At the Worldpay special meeting, Worldpay stockholders will be asked to consider and vote on (i) the proposal to adopt and approve the merger agreement, which proposal we refer to as the Worldpay merger proposal, (ii) the proposal to approve, on a non-binding, advisory basis, certain merger-related executive officer compensation payments that will or may be made to Worldpay’s named executive officers in connection with the merger, which proposal we refer to as the Worldpay compensation proposal, and (iii) the proposal to adjourn the Worldpay special meeting, if necessary or appropriate, to solicit additional proxies if, immediately prior to such adjournment, sufficient votes to approve the Worldpay merger proposal have not been obtained by Worldpay, which proposal we refer to as the Worldpay adjournment proposal. The Worldpay board of directors unanimously recommends that Worldpay stockholders vote “FOR” the Worldpay merger proposal, “FOR” the Worldpay compensation proposal and “FOR” the Worldpay adjournment proposal.

The approval of the issuance of FIS common stock in the merger by the affirmative vote of a majority of votes cast by FIS shareholders present in person or by proxy at the FIS special meeting and entitled to vote thereon is also required to complete the merger. The special meeting of FIS shareholders, which we refer to as the FIS special meeting, will be held on [●], 2019 at 10:00 am, Eastern Time at [●]. All FIS shareholders of record as of the close of business on [●], 2019, the record date for the FIS special meeting, are invited to attend the FIS special meeting, subject to certain requirements described in the accompanying joint proxy statement/prospectus. At the FIS special meeting, FIS shareholders will be asked to consider and vote on (i) the FIS proposal to approve the issuance of shares of FIS common stock in the merger, which proposal we refer to as the FIS share issuance proposal, and (ii) the proposal to adjourn the FIS special meeting, if necessary or appropriate, to solicit additional proxies if, immediately prior to such adjournment, sufficient votes to approve the FIS share issuance proposal have not been obtained by FIS, which proposal we refer to as the FIS adjournment proposal. The FIS board of directors unanimously recommends that FIS shareholders vote “FOR” the FIS share issuance proposal and “FOR” the FIS adjournment proposal.

Your vote on these matters is very important, regardless of the number of shares you own. Whether or not FIS shareholders or Worldpay stockholders plan to attend the FIS special meeting or Worldpay special meeting, respectively, in person, we ask that FIS shareholders and Worldpay stockholders please submit a proxy to have their shares voted in advance of the FIS special meeting or Worldpay special meeting, as applicable, by using one of the proxy voting methods described in the accompanying joint proxy statement/prospectus.

The accompanying joint proxy statement/prospectus provides important information regarding the Worldpay special meeting and the FIS special meeting and a detailed description of the merger and the merger agreement. We urge you to read the accompanying joint proxy statement/prospectus (and any documents incorporated by reference into the accompanying joint proxy statement/prospectus) carefully and in its entirety. Please pay particular attention to “Risk Factors” beginning on page [●] of the accompanying joint proxy statement/prospectus.

We look forward to the successful completion of the merger.

Sincerely,

Gary A. Norcross	Charles D. Drucker
Chairman, President and Chief Executive Officer	Executive Chairman and Chief Executive Officer
Fidelity National Information Services, Inc.	Worldpay, Inc.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in the merger described in the accompanying joint proxy statement/prospectus or determined that the accompanying joint proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The accompanying joint proxy statement/prospectus is dated [●], 2019 and is first being mailed to FIS shareholders and Worldpay stockholders on or about [●], 2019.

Fidelity National Information Services, Inc.

601 Riverside Avenue

Jacksonville, Florida 32204

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON [●], 2019

To the Shareholders of Fidelity National Information Services, Inc.:

On March 17, 2019, FIS, Worldpay and Merger Sub entered into the merger agreement, a copy of which is attached as Annex A to the accompanying joint proxy statement/prospectus, pursuant to which FIS has agreed to acquire Worldpay.

NOTICE IS HEREBY GIVEN that a special meeting of shareholders of FIS, which we refer to as the FIS special meeting, will be held on [●], 2019 at 10:00 am, Eastern Time at [●]. You are invited to attend the FIS special meeting, at which you will be asked to vote on:

1.	A proposal to approve the issuance of shares of FIS common stock in the merger, which proposal we refer to as the FIS share issuance proposal.

2.

A proposal to adjourn the FIS special meeting, if necessary or appropriate, to solicit additional proxies if, immediately prior to such adjournment, sufficient votes to approve the FIS share issuance proposal have not been obtained by FIS, which proposal we refer to as the FIS adjournment proposal.

The FIS board of directors, which we refer to as the FIS board, has fixed the close of business on [●], 2019 as the record date for the FIS special meeting, which we refer to as the FIS record date. Only shareholders of record of FIS common stock as of the close of business on the FIS record date are entitled to notice of, and to vote at, the FIS special meeting or any adjournment or postponement thereof. Completion of the merger contemplated by the merger agreement is conditioned on, among other things, approval of the FIS share issuance proposal.

Approval of the FIS share issuance proposal requires the affirmative vote of a majority of votes cast by FIS shareholders present in person or by proxy at the FIS special meeting and entitled to vote thereon. In order to take such action at the FIS special meeting, a quorum consisting of a majority of votes entitled to be cast on the FIS share issuance proposal must be present. Whether or not a quorum is present, approval of the FIS adjournment proposal requires the affirmative vote of a majority of votes present in person or by proxy at the FIS special meeting and entitled to vote thereon.

The FIS board has unanimously approved the merger agreement and the transactions contemplated thereby, including the share issuance, and recommends that FIS shareholders vote “FOR” the FIS share issuance proposal and “FOR” the FIS adjournment proposal.

Your vote is very important. Whether or not you plan to attend the FIS special meeting, please act promptly to submit a proxy to vote your shares in favor of the proposals described above. You may submit a proxy to vote your shares by completing, signing and dating the enclosed proxy card and returning it in the postage-paid envelope provided. You also may submit a proxy to vote your shares by telephone or through the Internet by following the instructions set forth on the proxy card. If you attend the FIS special meeting, you may vote your shares in person, even if you have previously submitted a proxy by mail, by telephone or through the Internet. If your shares are held in the name of a bank, broker or other nominee, please follow the instructions furnished by such record holder.

We urge you to read the accompanying joint proxy statement/prospectus, including all documents incorporated by reference into the accompanying joint proxy statement/prospectus, and its annexes carefully and in their entirety. In particular, see “Risk Factors” beginning on page [●] of the accompanying joint proxy statement/prospectus.

If you have any questions concerning the merger agreement, the merger or the other transactions contemplated thereby, the FIS share issuance proposal, the FIS special meeting or the accompanying joint proxy statement/prospectus, please contact FIS at (904) 438-6000 or write to Fidelity National Information Services, Inc., Attention: Investor Relations, 601 Riverside Avenue, Jacksonville, Florida 32204.

If you have any questions about how to vote or direct a vote in respect of your shares of FIS common stock, please contact FIS’ proxy solicitor, Georgeson LLC, toll-free at (866) 296-5716.

By Order of the FIS Board of Directors,

Marc M. Mayo, Esq.

Corporate Executive Vice President and Chief Legal Officer

Jacksonville, Florida

[●], 2019

Worldpay, Inc.

8500 Governor’s Hill Drive

Symmes Township, Ohio 45249

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON [●], 2019

To the Stockholders of Worldpay, Inc.:

On March 17, 2019, FIS, Worldpay and Merger Sub entered into the merger agreement, a copy of which is attached as Annex A to the accompanying joint proxy statement/prospectus, pursuant to which FIS has agreed to acquire Worldpay.

NOTICE IS HEREBY GIVEN that a special meeting of stockholders of Worldpay, which we refer to as the Worldpay special meeting, will be held on [●], 2019 at [●], local time at [●]. You are invited to attend the Worldpay special meeting, at which you will be asked to vote on:

1.

a proposal to adopt and approve the merger agreement and the transactions contemplated thereby, including the merger, pursuant to which Merger Sub will merge with and into Worldpay, as more fully described in the accompanying joint proxy statement/prospectus, which proposal we refer to as the Worldpay merger proposal;

2.

a non-binding, advisory proposal regarding certain executive officer compensation payments that will or may be made to Worldpay’s named executive officers in connection with the merger pursuant to existing agreements or arrangements with Worldpay, which proposal we refer to as the Worldpay compensation proposal; and

3.

a proposal to adjourn the Worldpay special meeting, if necessary or appropriate, to solicit additional proxies if, immediately prior to such adjournment, sufficient votes to approve the Worldpay merger proposal have not been obtained by Worldpay, which proposal we refer to as the Worldpay adjournment proposal.

The Worldpay board of directors, which we refer to as the Worldpay board, has fixed the close of business on [●], 2019 as the record date for the Worldpay special meeting, which we refer to as the Worldpay record date. Only Worldpay stockholders of record as of the close of business on the Worldpay record date are entitled to notice of, and to vote at, the Worldpay special meeting or any adjournment or postponement thereof. Completion of the merger contemplated by the merger agreement is conditioned on, among other things, receiving the requisite approval of the Worldpay merger proposal.

Approval of the Worldpay merger proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Worldpay Class A common stock entitled to vote thereon at a meeting of the Worldpay stockholders at which a quorum exists. Approval of the Worldpay compensation proposal requires the affirmative vote of a majority of shares present in person or by proxy at the Worldpay special meeting and entitled to vote thereon. If there is no quorum, approval of the Worldpay adjournment proposal requires the affirmative vote of a majority of shares present in person or by proxy at the Worldpay special meeting.

The Worldpay board has unanimously approved the merger agreement and the transactions contemplated thereby, including the merger, and recommends that Worldpay stockholders vote “FOR” the Worldpay merger proposal, “FOR” the Worldpay compensation proposal and “FOR” the Worldpay adjournment proposal.

Your vote is very important. Whether or not you plan to attend the Worldpay special meeting, please act promptly to submit a proxy to vote your shares in favor of the proposals described above. You may submit a proxy to vote your shares by completing, signing and dating the enclosed proxy card and returning it in the postage-paid envelope provided. You also may submit a proxy to vote your shares by telephone or through the Internet by following the instructions set forth on the proxy card. If you plan to attend the Worldpay special meeting, please complete and mail the ticket reservation request form at the back of the accompanying joint proxy statement/prospectus or visit [●] and check the box on the voting page. If you attend the Worldpay special meeting, you may vote your shares in person, even if you have previously submitted a proxy by mail, by telephone or through the Internet. If your shares are held in the name of a bank, broker or other nominee, please follow the instructions furnished by such record holder. Worldpay stockholders may examine the list of Worldpay stockholders by contacting the Corporate Secretary of Worldpay, Inc. at 8500 Governor’s Hill Drive, Symmes Township, Ohio 45249.

Worldpay stockholders are or may be entitled to assert appraisal rights with respect to the merger under Section 262 of the Delaware General Corporation Law, which we refer to as the DGCL. Any Worldpay stockholder who wishes to exercise appraisal rights must strictly comply with the procedures set forth in Section 262 of the DGCL, a copy of which is included as Annex E to the accompanying proxy statement/prospectus. A description of these procedures is included in the section entitled “Appraisal Rights” in the accompanying joint proxy statement/prospectus.

We urge you to read the accompanying joint proxy statement/prospectus, including all documents incorporated by reference into the accompanying joint proxy statement/prospectus, and its annexes carefully and in their entirety. In particular, see “Risk Factors” beginning on page [●] of the accompanying joint proxy statement/prospectus.

If you have any questions concerning the merger agreement, the merger or the other transactions contemplated thereby, the Worldpay merger proposal, the Worldpay special meeting or the accompanying joint proxy statement/prospectus, please contact Worldpay at (513) 900-5250 or write to Worldpay, Inc., Attention: Investor Relations, 8500 Governor’s Hill Drive, Symmes Township, Ohio 45249.

If you have any questions about how to vote or direct a vote in respect of your shares of Worldpay Class A common stock, please contact Worldpay’s proxy solicitor, Innisfree M&A Incorporated, toll-free at (212) 759-5833 for banks and brokers and (888) 750-5834 for all others.

By Order of the Worldpay Board of Directors,

Jared M. Warner, Esq.

General Counsel and Corporate Secretary

Symmes Township, Ohio

[●], 2019

ADDITIONAL INFORMATION

This joint proxy statement/prospectus incorporates important business and financial information about FIS and Worldpay from documents filed with the U.S. Securities and Exchange Commission, which we refer to as the SEC, that are not included in or delivered with this joint proxy statement/prospectus. This information is available to you without charge upon request. You can obtain any of the documents filed with or furnished to the SEC by Worldpay and/or FIS at no cost from the SEC’s website at http://www.sec.gov. You can also obtain documents incorporated by reference into this joint proxy statement/prospectus by requesting them in writing, via email or by telephone from FIS and Worldpay at the following addresses and telephone numbers:

Fidelity National Information Services, Inc. 601 Riverside Avenue Jacksonville, Florida 32204 Attention: Investor Relations Telephone: (904) 438-6000	Worldpay, Inc. 8500 Governor’s Hill Drive Symmes Township, Ohio 45249 Attention: Investor Relations Telephone: (513) 900-5250

In addition, if you have questions about the merger or this joint proxy statement/prospectus, would like additional copies of this joint proxy statement/prospectus or need to obtain the proxy card, or other information related to the proxy solicitation, please contact Georgeson LLC, FIS’ proxy solicitor, toll-free at (866) 296-5716, Innisfree M&A Incorporated, Worldpay’s proxy solicitor, toll-free at (212) 759-5833 for banks and brokers and (888) 750-5834 for all others, or the appropriate contact listed above. You will not be charged for any of these documents that you request.

If you are an FIS shareholder and would like to request any documents, please do so by [●], 2019 to receive them before the FIS special meeting.

If you are a Worldpay stockholder and would like to request any documents, please do so by [●], 2019 to receive them before the Worldpay special meeting.

See “Where You Can Find More Information” beginning on page [●] of this joint proxy statement/prospectus for further information.

ABOUT THIS JOINT PROXY STATEMENT/PROSPECTUS

This joint proxy statement/prospectus, which forms part of a registration statement on Form S-4 filed by FIS with the SEC, constitutes a prospectus of FIS under Section 5 of the Securities Act of 1933, as amended, which we refer to as the Securities Act, with respect to the shares of FIS common stock to be issued in the merger pursuant to the merger agreement. This joint proxy statement/prospectus also constitutes a joint proxy statement for FIS and Worldpay under Section 14(a) of the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, with respect to the FIS share issuance proposal and the FIS adjournment proposal, in the case of FIS, and the Worldpay merger proposal, Worldpay compensation proposal and Worldpay adjournment proposal, in the case of Worldpay. In addition, this joint proxy statement/prospectus constitutes a notice of meeting with respect to the FIS special meeting and the Worldpay special meeting.

No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this joint proxy statement/prospectus. Neither FIS nor Worldpay take any responsibility for, and provide no assurance as to the reliability of, any other information that others may give you. This joint proxy statement/prospectus is dated [●], 2019. You should not assume that the information contained in this joint proxy statement/prospectus is accurate as of any date other than that date. You should not assume that the information incorporated by reference herein is accurate as of any date other than the date of such information. Neither the mailing of this joint proxy statement/prospectus to FIS shareholders or Worldpay stockholders nor the issuance by FIS of shares of FIS common stock in the merger will create any implication to the contrary.

This joint proxy statement/prospectus does not constitute an offer to sell, or the solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation. Information contained in or incorporated by reference herein regarding FIS has been provided by FIS and information contained in or incorporated by reference herein regarding Worldpay has been provided by Worldpay.

i

FUTURE SHAREHOLDER PROPOSALS	220
FIS	220
Worldpay	220
HOUSEHOLDING OF PROXY MATERIALS	221
WHERE YOU CAN FIND MORE INFORMATION	222
FIS (SEC File No. 1-16427)	222
Worldpay (SEC File No. 001-35462)	223
Annex A—Agreement and Plan of Merger, dated March 17, 2019, by and among Fidelity National Information Services, Inc., Wrangler Merger Sub, Inc. and Worldpay, Inc.	A-1
Annex B—Fairness Opinion of Centerview Partners LLC	B-1
Annex C—Fairness Opinion of Goldman Sachs & Co. LLC	C-1
Annex D—Fairness Opinion of Credit Suisse Securities (USA) LLC	D-1
Annex E—Delaware General Corporation Law Section 262 Appraisal Rights	E-1

QUESTIONS AND ANSWERS

The following questions and answers are intended to address some commonly asked questions regarding the merger, the merger agreement, the FIS share issuance, certain procedures for Worldpay stockholders to vote their shares and other matters with respect to the Worldpay special meeting and certain procedures for FIS shareholders to vote their shares and other matters with respect to the FIS special meeting. These questions and answers may not address all questions that may be important to FIS shareholders or Worldpay stockholders. To better understand these matters, and for a more complete description of the terms of the merger agreement, the merger and the other transactions contemplated thereby, including the FIS share issuance, certain risks relating to the merger and FIS following the merger, and other matters related to the Worldpay special meeting and the FIS special meeting, you should carefully read this joint proxy statement/prospectus in its entirety, including each of the attached annexes, as well as the documents that have been incorporated by reference herein. See “Where You Can Find More Information” beginning on page [●].

Q:	Why am I receiving this joint proxy statement/prospectus?

A:

You are receiving this joint proxy statement/prospectus because Fidelity National Information Services, Inc., which we refer to as FIS, has agreed to acquire Worldpay, Inc., which we refer to as Worldpay. On March 17, 2019, Worldpay, FIS and Wrangler Merger Sub, Inc., a wholly-owned subsidiary of FIS, which we refer to as Merger Sub, entered into an agreement and plan of merger, which we refer to as the merger agreement, pursuant to which, on the terms and subject to the conditions set forth in the merger agreement, Merger Sub will merge with and into Worldpay, with Worldpay being the surviving corporation and continuing as a wholly-owned subsidiary of FIS, which we refer to as the merger. A copy of the merger agreement is attached as Annex A to this joint proxy statement/prospectus and is incorporated by reference herein. Pursuant to the merger agreement, at the effective time of the merger, which we refer to as the effective time, each share of Class A common stock, par value $0.00001 per share, of Worldpay, which we refer to as the Worldpay Class A common stock, issued and outstanding at the effective time (other than shares of Worldpay Class A common stock with respect to which appraisal rights have been properly exercised, shares of Worldpay Class A common stock held by Worldpay as treasury stock, Worldpay restricted shares and any shares of Worldpay Class A common stock owned by FIS, Worldpay or any subsidiary of FIS or Worldpay (other than shares held in Worldpay employee benefit plans or on behalf of third parties), which we refer to collectively as the excluded shares) will be converted into the right to receive, without interest and subject to any applicable withholding taxes, (i) 0.9287 shares of common stock, par value $0.01 of FIS, which we refer to as FIS common stock and which consideration we refer to as the stock consideration, and (ii) $11.00 in cash, which we refer to as the cash consideration and together with the stock consideration, the merger consideration.

To complete the merger, among other things:

•	Shareholders of FIS, which we refer to as FIS shareholders, must approve the issuance of shares of FIS common stock in the merger, which proposal we refer to as the FIS share issuance proposal; and

•	Stockholders of Worldpay, which we refer to as Worldpay stockholders, must adopt and approve the merger agreement, which proposal we refer to as the Worldpay merger proposal.

FIS is holding a special meeting of its shareholders, which we refer to as the FIS special meeting, to obtain from its shareholders the requisite approval for the FIS share issuance proposal. Worldpay is holding a special meeting of its stockholders, which we refer to as the Worldpay special meeting, to obtain from its stockholders the requisite approval for the Worldpay merger proposal.

This joint proxy statement/prospectus serves as both a joint proxy statement of FIS and Worldpay and a prospectus of FIS in connection with the FIS share issuance. This joint proxy statement/prospectus contains important information about the merger and the proposals being voted on at the FIS special meeting and the Worldpay special meeting, respectively. You should read this document carefully and in its entirety. The enclosed materials allow you to have your shares voted by proxy without attending your special meeting. Your vote is important. We encourage you to submit your proxy as soon as possible.

Q:	What will happen in the merger?

A:

As a result of the merger, FIS will acquire Worldpay. Each share of Worldpay Class A common stock issued and outstanding at the effective time (other than the excluded shares) will be converted into the right to receive the merger consideration. After completion of the merger, Worldpay will no longer be a public company, and the Worldpay Class A common stock will be delisted from the New York Stock Exchange, which we refer to as the NYSE, and the London Stock Exchange, which we refer to as the LSE (to the extent not delisted prior to completion of the merger), will be deregistered under the Exchange Act and will cease to be publicly traded. See “The Merger Agreement—Structure of the Merger” beginning on page [●] and the merger agreement attached as Annex A to this joint proxy statement/prospectus for more information about the merger.

Q:	What will Worldpay stockholders receive in the merger?

A:

At the effective time, each share of Worldpay Class A common stock (other than the excluded shares) will be converted into the right to receive the merger consideration. The per share merger consideration consists of 0.9287, which we refer to as the exchange ratio, shares of FIS common stock and $11.00 in cash. No fractional shares of FIS common stock will be issued in the merger, and Worldpay stockholders instead will be entitled to receive cash in lieu of any fractional shares. Any cash amounts to be received by a Worldpay stockholder in respect of fractional shares will be aggregated and rounded to the nearest cent. The merger consideration is without interest and subject to any applicable withholding taxes.

Based on the $108.88 closing price of FIS common stock on March 15, 2019, the last full trading day before the public announcement of the merger, the per share value of Worldpay Class A common stock implied by the merger consideration was $112.12 as of such date. Based on the $[●] closing price of FIS common stock on [●], 2019, the most recent practicable trading day prior to the date of this joint proxy statement/prospectus, the per share value of Worldpay Class A common stock implied by the merger consideration was $[●].

The implied value of the merger consideration to be received in exchange for each share of Worldpay Class A common stock will fluctuate based on the market price of FIS common stock because the merger consideration is payable in a fixed number of shares of FIS common stock, with each share of Worldpay Class A common stock (other than the excluded shares) being exchanged for 0.9287 shares of FIS common stock, together with cash in lieu of fractional shares, if any, and $11.00 in cash. The market price of FIS common stock has fluctuated since the date of the announcement of the merger agreement and will continue to fluctuate from the date of this joint proxy statement/prospectus to the date of the Worldpay special meeting, the date of the FIS special meeting, the date the merger is completed and thereafter. As a result, the value of the per share merger consideration that Worldpay stockholders will be entitled to receive upon completion of the merger could be greater than, less than or the same as the value of the merger consideration on the date of this joint proxy statement/prospectus. Accordingly, we urge you to obtain current market quotations for the shares of FIS common stock and Worldpay Class A common stock. FIS common stock trades on the NYSE, under the symbol “FIS” and Worldpay Class A common stock trades on the NYSE under the symbol “WP” and on the LSE under the symbol “WPY.”

Immediately following the completion of the merger, former FIS shareholders are expected to own approximately 53%, and former Worldpay stockholders are expected to own approximately 47%, of the issued and outstanding shares of the combined company.

See “The Merger Agreement—Merger Consideration” beginning on page [●] and the merger agreement attached as Annex A to this joint proxy statement/prospectus for more information about the merger consideration.

Q:	How will I receive the merger consideration to which I am entitled?

A:

If you hold shares of Worldpay Class A common stock, whether in the form of physical stock certificates or book-entry, you will be sent a letter of transmittal promptly after the effective time describing how you may exchange your shares of Worldpay Class A common stock for the merger consideration, and the exchange agent will forward to you the FIS common stock in book entry form and cash to which you are entitled after receiving the proper documentation from you. For more information on the documentation you are required to deliver to the exchange agent, see the section entitled “The Merger Agreement—Exchange of Shares—Exchange Procedures” beginning on page [●] of this joint proxy statement/prospectus.

If you hold physical stock certificates, please do NOT return your stock certificate(s) with your proxy. If the merger agreement is adopted and approved by Worldpay stockholders and the merger is completed, you will be sent a letter of transmittal promptly after the effective time describing how you may exchange your shares of Worldpay Class A common stock for the merger consideration.

Q:	What happens if the merger is not completed?

A:

If the merger is not completed for any reason, FIS will not complete the FIS share issuance and Worldpay stockholders will not receive any merger consideration for their shares of Worldpay Class A common stock. Instead, Worldpay will remain an independent public company with Worldpay Class A common stock continuing to be traded on the NYSE and, to the extent not delisted regardless of the merger not completing, the LSE. If the merger agreement is terminated under specified circumstances, Worldpay or FIS may be required to pay the other party a termination fee of $1 billion. See “The Merger Agreement—Termination Fee” beginning on page [●] and the merger agreement attached as Annex A to this joint proxy statement/prospectus for more information.

Q:	When and where will the FIS and Worldpay special meetings be held?

A:	The FIS special meeting will be held on [●], 2019, at 10:00 am Eastern Time at [●]. The Worldpay special meeting will be held on [●], 2019, at [●], local time, at [●].

Q:	What are FIS shareholders being asked to vote on?

A:	FIS shareholders are being asked to vote on:

•	the FIS share issuance proposal; and

•

a proposal to adjourn the FIS special meeting, if necessary or appropriate, to solicit additional proxies if, immediately prior to such adjournment, sufficient votes to approve the FIS share issuance proposal have not been obtained by FIS, which proposal we refer to as the FIS adjournment proposal.

The approval by the requisite vote of the FIS shareholders of the FIS share issuance proposal is required to complete the merger.

Q:	Who is entitled to vote at the FIS special meeting?

A:

Only shareholders of record of FIS common stock as of the close of business on [●], 2019, which we refer to as the FIS record date, are entitled to receive notice of, and to vote at, the FIS special meeting or any adjournment or postponement thereof. As of the close of business on the FIS record date, there were [●] shares of FIS common stock issued and outstanding. Each outstanding share of FIS common stock is entitled to one vote on each matter to be acted upon at the FIS special meeting.

Q:	What are Worldpay stockholders being asked to vote on?

A:	Worldpay stockholders are being asked to vote on:

•	the Worldpay merger proposal;

•

a non-binding, advisory proposal regarding certain merger-related executive officer compensation payments that will or may be made to Worldpay’s named executive officers in connection with the merger pursuant to existing agreements or arrangements with Worldpay, which proposal we refer to as the Worldpay compensation proposal; and

•

a proposal to adjourn the Worldpay special meeting, if necessary or appropriate, to solicit additional proxies if, immediately prior to such adjournment, sufficient votes to approve the Worldpay merger proposal have not been obtained by Worldpay, which proposal we refer to as the Worldpay adjournment proposal.

The approval by the requisite vote of the Worldpay stockholders of the Worldpay merger proposal is required to complete the merger.

Q:	Who is entitled to vote at the Worldpay special meeting?

A:

Only stockholders of record of Worldpay Class A common stock as of the close of business on [●], 2019, which we refer to as the Worldpay record date, are entitled to receive notice of, and to vote at, the Worldpay special meeting or any adjournment or postponement thereof. As of the close of business on the Worldpay record date, there were [●] shares of Worldpay Class A common stock issued and outstanding held by [●] holders of record. Each outstanding share of Worldpay Class A common stock is entitled to one vote on each matter to be acted upon at the Worldpay special meeting.

Q:	Are there any risks related to the merger or FIS’ or Worldpay’s businesses of which I should be aware?

A:

Yes. Before making any decision on how to vote or abstain from voting, FIS and Worldpay urge you to read carefully and in its entirety “Risk Factors” beginning on page [●]. You also should read and carefully consider the risk factors relating to FIS and Worldpay contained in the documents that are incorporated by reference herein, including FIS’ Annual Report on Form 10-K for the fiscal year ended December 31, 2018 and Worldpay’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, as updated from time to time in each company’s subsequent filings with the SEC.

Q:	What is the recommendation of the FIS board?

A:

After consideration and consultation with its advisors, at a special meeting held on March 16, 2019, the board of directors of FIS, which we refer to as the FIS board, unanimously determined that the merger was fair to and in the best interests of FIS and its shareholders and approved the merger agreement and the transactions contemplated thereby, including the merger, declared it advisable that FIS enter into the merger agreement and further determined it advisable and in the best interests of FIS to issue the necessary amount of shares of FIS common stock in the merger, and recommended approval by the FIS shareholders of the FIS share issuance proposal.

The FIS board unanimously recommends that FIS shareholders vote “FOR” the FIS share issuance proposal and “FOR” the FIS adjournment proposal. See “The Merger—Recommendation of the FIS Board; FIS’ Reasons for the Merger” and “FIS Proposals—Proposal 2—FIS Adjournment Proposal” beginning on pages [●] and [●], respectively.

Q:	What FIS shareholder vote is required for the approval of the FIS share issuance proposal and the approval of the FIS adjournment proposal?

A:

Approval of the FIS share issuance proposal requires the affirmative vote of a majority of votes cast by FIS shareholders present in person or by proxy at the FIS special meeting and entitled to vote thereon, where a quorum is present.

Whether or not a quorum is present, approval of the FIS adjournment proposal requires the affirmative vote of a majority of votes present in person or by proxy at the FIS special meeting and entitled to vote thereon.

Q:	What constitutes a quorum for the FIS special meeting?

A:

A quorum of outstanding shares is necessary to take certain actions at the FIS special meeting, including approval of the FIS share issuance proposal. However, approval of the FIS adjournment proposal does not require a quorum. Shares of FIS common stock representing a majority of the votes entitled to be cast on a matter, present in person or by proxy, will constitute a quorum at the FIS special meeting. The inspector of election appointed for the FIS special meeting will determine whether a quorum is present. The inspector of election will treat abstentions as present for purposes of determining the presence of a quorum. Broker non-votes, if any, will not be counted as present and entitled to vote for purposes of determining quorum because it is expected that all proposals to be voted on at the FIS special meeting will be “non-routine” matters.

Q:	What is the recommendation of the Worldpay board?

A:

After consideration and consultation with its advisors, at a special meeting held on March 17, 2019, the board of directors of Worldpay, which we refer to as the Worldpay board, declared it advisable, fair to and in the best interests of Worldpay and its stockholders that Worldpay enter into the merger agreement and unanimously approved the merger agreement and the transactions contemplated thereby, including the merger, and recommended that the Worldpay stockholders adopt and approve the merger agreement.

The Worldpay board unanimously recommends that Worldpay stockholders vote “FOR” the Worldpay merger proposal, “FOR” the Worldpay compensation proposal and “FOR” the Worldpay adjournment proposal. See “The Merger—Recommendation of the Worldpay Board; Worldpay’s Reasons for the Merger,” “The Merger—Interests of Certain Worldpay Directors and Executive Officers in the Merger” and “Worldpay Proposals—Proposal 3—Worldpay Adjournment Proposal” beginning on pages [●], [●] and [●], respectively.

Q:	What Worldpay stockholder approval is required to approve the Worldpay merger proposal, the Worldpay compensation proposal and the Worldpay adjournment proposal?

A:

Approval of the Worldpay merger proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Worldpay Class A common stock entitled to vote thereon at a meeting of the Worldpay stockholders at which a quorum exists.

Approval of the Worldpay compensation proposal requires the affirmative vote of a majority of shares present in person or by proxy at the Worldpay special meeting and entitled to vote thereon.

If there is no quorum, approval of the Worldpay adjournment proposal requires the affirmative vote of the majority of shares present in person or by proxy.

Q:	What constitutes a quorum for the Worldpay special meeting?

A:

A quorum of outstanding shares is necessary to take certain actions at the Worldpay special meeting, including approval of the Worldpay merger proposal and Worldpay compensation proposal. However, approval of the Worldpay adjournment proposal does not require a quorum. Shares of Worldpay Class A common stock representing a majority of the issued and outstanding shares of the capital stock of Worldpay entitled to vote at the Worldpay special meeting, present in person or by proxy, will constitute a quorum at the Worldpay special meeting. The inspector of election appointed for the Worldpay special meeting will determine whether a quorum is present. The inspector of election will treat abstentions as present for purposes of determining the presence of a quorum. Broker non-votes, if any, will not be counted as present and entitled to vote for purposes of determining quorum because it is expected that all proposals to be voted on at the Worldpay special meeting will be “non-routine” matters.

Q:	How are proxies counted and what results from a failure to vote, abstention or broker non-vote?

A:	FIS special meeting

If you fail to submit a proxy or to vote in person at the FIS special meeting, your shares of FIS common stock will not be counted towards a quorum, and, if a quorum is present, you will not affect the vote for the approval of the FIS share issuance proposal and the approval of the FIS adjournment proposal.

Abstentions will be counted for the purpose of determining whether a quorum is present, but broker non-votes are not considered present and entitled to vote for purposes of determining whether a quorum is present. Abstentions will have the same effect of a vote “AGAINST” the FIS share issuance proposal and the FIS adjournment proposal. Broker non-votes will have no effect on the approval of the FIS share issuance proposal or FIS adjournment proposal.

Worldpay special meeting

If you fail to submit a proxy or to vote in person at the Worldpay special meeting, your shares of Worldpay Class A common stock will not be counted towards a quorum, and, if a quorum is present, you will not affect the vote for the approval of the Worldpay adjournment proposal and Worldpay compensation proposal; however, your failure to submit a proxy or vote in person at the Worldpay special meeting will have the same effect as a vote “AGAINST” the Worldpay merger proposal.

For the purpose of determining whether a quorum is present, abstentions will be considered present and entitled to vote but broker non-votes will not be considered present and entitled to vote. Abstentions will have the same effect as a vote “AGAINST” the Worldpay merger proposal, the Worldpay compensation proposal and the Worldpay adjournment proposal. Broker non-votes will have the same effect as a vote “AGAINST” the Worldpay merger proposal. Broker non-votes will not have any effect on the Worldpay compensation proposal or the Worldpay adjournment proposal.

Q:	What is a “broker non-vote”?

A:

A broker non-vote occurs when a bank, broker or other nominee is not permitted to vote without instructions from the beneficial owner of the shares and the beneficial owner fails to provide the bank, broker or other nominee with such instructions. Under the NYSE, banks, brokers and other nominees may use their discretion to vote “uninstructed” shares (i.e., shares of record held by banks, brokers or other nominees, but with respect to which the beneficial owner of such shares has not provided instructions on how to vote on a particular proposal) with respect to matters that are considered to be “routine,” but not with respect to “non-routine” matters. All of the proposals currently scheduled for consideration at the FIS special meeting and Worldpay special meeting are “non-routine” matters.

If your bank, broker or other nominee holds your shares of FIS common stock or Worldpay Class A common stock in “street name,” such entity will vote your shares of FIS common stock of Worldpay Class A common stock only if you provide instructions on how to vote by complying with the voter instruction form sent to you by your bank, broker or other nominee with this joint proxy statement/prospectus.

Q:	If FIS or Worldpay shares are held in street name, will my bank, broker or other nominee automatically vote my shares for me?

A:

No. If you hold your FIS or Worldpay shares in a stock brokerage account or if such shares are held by a bank, broker or other nominee, that is, in “street name,” your bank, broker or other nominee cannot vote such shares on “non-routine” matters without instructions from you. All of the proposals currently scheduled for consideration at the FIS special meeting and the Worldpay special meeting are “non-routine” matters. You should instruct your broker, bank or other nominee as to how to vote such shares, following the directions provided by your broker, bank or other nominee to you. Please check the voting form used by your broker, bank or other nominee.

As a result, absent specific instructions from the beneficial owner of such shares, banks, brokers and other nominees are not empowered to vote such shares. The effect of not instructing your bank, broker or other nominee how you wish your shares to be voted will have the same effect of a vote “AGAINST” the Worldpay merger proposal.

Q:	Do Worldpay directors and executive officers have interests that may differ from those of other Worldpay stockholders?

A:

Yes. In considering the recommendation of the Worldpay board that Worldpay stockholders vote “FOR” the Worldpay merger proposal, “FOR” the Worldpay compensation proposal and “FOR” the Worldpay adjournment proposal, Worldpay stockholders should be aware and take into account the fact that certain Worldpay directors and executive officers have interests in the merger that may be different from, or in addition to, the interests of Worldpay stockholders generally. The Worldpay board was aware of and considered these interests, among other matters, in evaluating the terms and structure, and overseeing the negotiation of, the merger, in approving the merger agreement and the transactions contemplated thereby, including the merger, and in recommending that the Worldpay stockholders adopt and approve the merger agreement. See “The Merger—Interests of Certain Worldpay Directors and Executive Officers in the Merger” and “The Merger—Governance of the Combined Company” beginning on pages [●] and [●], respectively.

Q:	How do I vote my shares of FIS common stock?

A:

If you are an FIS shareholder of record as of the close of business on the FIS record date, you may attend the FIS special meeting and vote your shares in person only if you have the appropriate paperwork. If you hold your shares in street name, you must contact your bank, broker or other nominee to change your vote or obtain a legal proxy to vote your shares if you wish to cast your vote in person at the FIS special meeting.

You also may choose to submit a proxy by any of the following methods:

•	By Mail. If you choose to submit your proxy to vote by mail, simply complete the enclosed proxy card, date and sign it, and return it in the postage-paid envelope provided.

•	By Telephone. You may submit your proxy to vote your shares by telephone by calling the toll-free number provided on your proxy card any time up to [●], on [●], 2019.

•

Through the Internet. You may also submit your proxy to vote through the Internet by signing on to the website identified on your proxy card and following the procedures described in the website any time up to [●], on [●], 2019.

FIS shareholders who hold shares in “street name” through a bank, broker or other nominee may vote by the methods that their bank, broker or nominee makes available, in which case the bank, broker or nominee will include instructions with this joint proxy statement/prospectus. If you hold shares in “street name” through a bank, broker or other nominee and wish to vote in person at the FIS special meeting, you must obtain a legal proxy from your bank, broker or nominee giving you the right to vote the shares at the FIS special meeting.

Q:	If I want to attend the FIS special meeting, what should I do?

A:

If you wish to attend the FIS special meeting, you should come to [●], at 10:00 am, Eastern Time, on [●], 2019. FIS shareholders of record as of the record date for the FIS special meeting can vote in person at the FIS special meeting. If your shares are held in “street name,” then you must ask your bank, broker or other nominee how you can vote at the FIS special meeting. In order to enter the FIS special meeting, you must present a form of photo identification acceptable to us, such as a valid driver’s license or passport. Please note that since a street name shareholders is not the holder of record, you may not vote your shares in person at the FIS special meeting unless you follow your bank, broker or nominee’s procedures for obtaining a legal proxy. Even if you plan to attend the FIS special meeting in person, we encourage you to complete, sign, date and return the enclosed proxy or vote electronically over the Internet or via telephone to ensure that your shares will be represented at the FIS special meeting. If you attend the FIS special meeting and vote in person, your vote by ballot will revoke any proxy previously submitted. Please note that no management presentations or other matters are planned for the FIS special meeting, except as described in this joint proxy statement/prospectus.

Q:	How do I vote my shares of Worldpay Class A common stock?

A:

If you are a Worldpay stockholder of record as of the close of business on the Worldpay record date, you may attend the Worldpay special meeting and vote your Worldpay shares in person only if you have the appropriate paperwork. If you hold your shares in street name, you must contact your bank, broker or other nominee to change your vote or obtain a legal proxy to vote your shares if you wish to cast your vote in person at the Worldpay special meeting.

You also may choose to submit a proxy by any of the following methods:

•	By Mail. If you choose to submit your proxy to vote by mail, simply complete the enclosed proxy card, date and sign it, and return it in the postage-paid envelope provided.

•	By Telephone. You may submit your proxy to vote your shares by telephone by calling the toll-free number provided on your proxy card any time up to [●], on [●], 2019.

•

Through the Internet. You may also submit your proxy to vote through the Internet by signing on to the website identified on your proxy card and following the procedures described in the website any time up to [●], on [●], 2019.

Worldpay stockholders who hold shares in “street name” through a bank, broker or other nominee may vote by the methods that their bank, broker or other nominee makes available, in which case the bank, broker or other nominee will include instructions with this joint proxy statement/prospectus. If you hold shares in “street name” through a bank, broker or other nominee and wish to vote in person at the Worldpay special meeting, you must obtain a legal proxy from your bank, broker or other nominee giving you the right to vote the shares at the Worldpay special meeting.

Q:	If I want to attend the Worldpay special meeting, what should I do?

A:

If you wish to attend the Worldpay special meeting, you should come to [●], at [●], Eastern Time, on [●], 2019. Worldpay stockholders of record as of the record date for the Worldpay special meeting can vote in person at the Worldpay special meeting. If your shares are held in “street name,” then you must ask your bank, broker or other nominee how you can vote at the Worldpay special meeting. In order to enter the Worldpay special meeting, you must present a form of photo identification acceptable to Worldpay, such as a valid driver’s license or passport. If you plan to attend the Worldpay special meeting, please complete and mail the ticket reservation request form at the back of this joint proxy statement/prospectus or check the box on the voting page of the website identified in Worldpay’s notice of the Worldpay special meeting accompanying this joint proxy statement/prospectus. Please note that since a street name stockholder is not the holder of record, you may not vote your shares in person at the Worldpay special meeting unless you follow your bank, broker or nominee’s procedures for obtaining a legal proxy. Even if you plan to attend the Worldpay special meeting in person, we encourage you to complete, sign, date and return the enclosed proxy or vote electronically over the Internet or via telephone to ensure that your shares will be represented at the Worldpay special meeting. If you attend the Worldpay special meeting and vote in person, your vote by ballot will revoke any proxy previously submitted. Please note that no management presentations or other matters are planned for the Worldpay special meeting, except as described in this joint proxy statement/prospectus.

Q:	What is “householding”?

A:

Each of FIS and Worldpay has adopted a procedure approved by the SEC called “householding.” Under this procedure, FIS shareholders and Worldpay stockholders who have the same address and last name and do not participate in electronic delivery of proxy materials will receive only one copy of the proxy statement unless one or more of these stockholders notifies us that they wish to continue receiving individual copies. This procedure reduces our printing costs and postage fees. Each FIS shareholder or Worldpay stockholder, respectively, who participates in householding will continue to be able to access or receive a separate proxy card.

If you are a registered FIS shareholder or a registered Worldpay stockholder and wish to receive a separate copy of the joint proxy statement/prospectus, FIS or Worldpay, as applicable will provide these materials upon request. Please request the additional copy by contacting FIS or Worldpay, as applicable, at the contact information set forth below.

Fidelity National Information Services, Inc.

601 Riverside Avenue

Jacksonville, Florida 32204

Attention: Investor Relations

Telephone: (904) 438-6000

Email: info.investorrelations@fisglobal.com

Worldpay, Inc.

8500 Governor’s Hill Drive

Symmes Township, Ohio 45249

Attention: Investor Relations

Telephone: (513) 900-5250

Email: ir@worldpay.com

You may receive more than one set of voting materials, including multiple copies of this joint proxy statement/prospectus, the proxy card or the voting instruction form. This can occur if you own shares of both FIS and Worldpay or hold your shares in more than one brokerage account, if you hold shares directly as a holder of record and also in street name, or otherwise through another holder of record, and in certain other circumstances. If you receive more than one set of voting materials, please vote or return each set separately in order to ensure that all of your shares are voted.

Q:	What will happen if I return my proxy card without indicating how to vote?

A:

If you are a registered holder of record and you return your signed proxy card but do not indicate your voting preferences, the persons named in the proxy card will vote the shares represented by that proxy as recommended by the FIS board or Worldpay board, as applicable.

Please note that you may not vote shares held in street name by returning a proxy card directly to FIS or Worldpay, as applicable, or by voting in person at the FIS special meeting or Worldpay special meeting unless you provide a “legal proxy,” which you must obtain from your broker, bank or other nominee.

If you do not instruct your broker, bank or other nominee on how to vote your shares, your broker, bank or other nominee may not vote your shares, which will have the same effect as a vote “AGAINST” the Worldpay merger proposal, but will have no effect on the , the Worldpay compensation proposal, the Worldpay adjournment proposal, FIS share issuance proposal or the FIS adjournment proposal, as applicable, in each case, assuming a quorum is present at the applicable special meeting.

Q:	What if I hold shares of both FIS common stock and Worldpay Class A common stock?

A:

If you are both an FIS shareholder and a Worldpay stockholder, you will receive separate packages of proxy materials from each company. A vote as an FIS shareholder to approve the FIS share issuance proposal and the FIS adjournment proposal will not constitute the delivery of a vote as a Worldpay stockholder for the approval of the Worldpay merger proposal, on a non-binding, advisory basis, the Worldpay compensation proposal, and the Worldpay adjournment proposal or vice versa. Therefore, please sign, date, mark and return the proxy card that you receive from FIS, or submit a proxy by telephone or through the Internet, and please sign, date, mark and return the proxy card that you receive from Worldpay, or submit a proxy by telephone or through the Internet.

Q:	If I am an FIS shareholder, can I revoke my proxy or change my voting instructions?

A:	Yes. You may revoke your proxy or change your vote, at any time, before your proxy is voted at the FIS special meeting.

If you are an FIS shareholder of record as of the close of business on the FIS record date, you can revoke your proxy or change your vote by:

•

sending a written notice to Fidelity National Information Services, Inc., Attention: Investor Relations, 601 Riverside Avenue, Jacksonville, Florida 32204, stating that you revoke your proxy, which notice bears a date later than the date of the proxy you want to revoke and is received by FIS prior to the FIS special meeting;

•	submitting a valid, later-dated proxy via mail, over the telephone or through the Internet; or

•

attending the FIS special meeting (or, if the FIS special meeting is adjourned or postponed, attending the adjourned or postponed meeting) and voting in person, which will automatically cancel any proxy previously given, or revoking your proxy in person, but your attendance alone will not constitute a vote or revoke any proxy previously given.

If you hold your FIS shares in street name, you must contact your bank, broker or other nominee to change your vote or obtain a legal proxy to vote your FIS shares if you wish to cast your vote in person at the FIS special meeting.

Q:	If I am a Worldpay stockholder, can I revoke my proxy or change my voting instructions?

A:	Yes. You may revoke your proxy or change your vote, at any time, before your proxy is voted at the Worldpay special meeting.

If you are a Worldpay stockholder of record as of the close of business on the Worldpay record date, you can revoke your proxy or change your vote by:

•

sending a written notice to Worldpay, Inc., Attention: Investor Relations, 8500 Governor’s Hill Drive, Symmes Township, Ohio 45249, stating that you revoke your proxy, which notice bears a date later than the date of the proxy you want to revoke and is received by Worldpay prior to the Worldpay special meeting;

•	submitting a valid, later-dated proxy via mail, over the telephone or through the Internet; or

•

attending the Worldpay special meeting (or, if the Worldpay special meeting is adjourned or postponed, attending the adjourned or postponed meeting) and voting in person, which will automatically cancel any proxy previously given, or revoking your proxy in person, but your attendance alone will not constitute a vote or revoke any proxy previously given.

If you hold your Worldpay shares in street name, you must contact your bank, broker or nominee to change your vote or obtain a legal proxy to vote your Worldpay shares if you wish to cast your vote in person at the Worldpay special meeting.

Q:	What happens if I transfer my shares of FIS common stock before the FIS special meeting?

A:

The FIS record date is earlier than the date of the FIS special meeting and the date that the merger is expected to be completed. If you transfer your shares of FIS common stock after the FIS record date but before the FIS special meeting, you will retain your right to vote at the FIS special meeting.

Q:	What happens if I transfer my shares of Worldpay Class A common stock before the Worldpay special meeting?

A:

The Worldpay record date is earlier than the date of the Worldpay special meeting and the date that the merger is expected to be completed. If you transfer your shares of Worldpay Class A common stock after the Worldpay record date but before the Worldpay special meeting, you will retain your right to vote at the Worldpay special meeting. However, in order to receive the merger consideration you must hold your shares of Worldpay Class A common stock through the closing of the merger.

Q:	What do I do if I receive more than one set of voting materials?

A:

You may receive more than one set of voting materials, including multiple copies of this joint proxy statement/prospectus, the proxy card or the voting instruction form. This can occur if you own shares of both FIS and Worldpay or hold your shares in more than one brokerage account, if you hold shares directly as a holder of record and also in street name, or otherwise through another holder of record, and in certain other circumstances. If you receive more than one set of voting materials, please vote or return each set separately in order to ensure that all of your shares are voted.

Q:	What will happen if all of the proposals to be considered at the applicable special meetings are not approved?

A:

As a condition to completion of the merger, the requisite vote of FIS shareholders with respect to the FIS share issuance proposal must be obtained at the FIS special meeting and the requisite vote of Worldpay stockholders with respect to the Worldpay merger proposal must be obtained at the Worldpay special meeting. If either of these conditions fail, the parties have no obligation to complete the merger and each party has a right to terminate the merger agreement, subject to the payment of a $1 billion termination fee in certain circumstances. For more information on potential termination fees, see “The Merger Agreement—Termination Fee” beginning on page [●].

Q:	Are Worldpay stockholders entitled to seek appraisal rights if they do not vote “FOR” the Worldpay merger proposal?

A:

Only record holders of Worldpay Class A common stock who do not vote in favor of the Worldpay merger proposal and who continuously hold their shares of Worldpay Class A common stock through the effective time and otherwise comply with the procedures set forth in Section 262 of the Delaware General Corporation Law, which we refer to as the DGCL, will be entitled to seek appraisal rights in connection with the merger, and, if the merger is completed, obtain payment in cash for the fair value of their shares of Worldpay Class A common stock as determined by the Delaware Court of Chancery instead of receiving the merger consideration for their shares. To exercise appraisal rights, record holders of Worldpay Class A common stock must strictly comply with the procedures prescribed by the DGCL. These procedures are summarized under “Appraisal Rights” beginning on page [●]. In addition, the text of the applicable provisions of the DGCL is included as Annex E to this joint proxy statement/prospectus. Failure to strictly comply with these provisions will result in a loss of the right of appraisal.

Q:	What are the material U.S. federal income tax consequences of the merger to U.S. Worldpay stockholders?

A:	Worldpay and FIS intend for the merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, which we refer to as the Code. Assuming that the merger is so treated, if you are a U.S. holder of Worldpay Class A common stock and you exchange all of your Worldpay Class A common stock in exchange for FIS common stock and cash in the merger, you will not recognize any gain or loss with respect to your Worldpay Class A common stock, except to the extent of any cash you may receive as part of the merger consideration and cash in lieu of a fractional share.

Worldpay has requested that Skadden, Arps, Slate, Meagher & Flom LLP, which we refer to as Skadden, render its opinion to Worldpay, dated the closing date of the merger, to the effect that, based on certain facts, representations, covenants, and assumptions, the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. Whether such opinion can be given will depend on, among other factors, the fair market value of the FIS common stock as of the closing date of the merger. Moreover, if such opinion is rendered, there can be no assurance that the Internal Revenue Service, which we refer to as the IRS, will agree with the conclusions expressed therein. The obligation of FIS and Worldpay to consummate the merger, however, is not conditioned upon the receipt of such opinion from Skadden or any other counsel, nor have the parties applied for a ruling from the IRS.

In the event that Skadden is unable to deliver an opinion that the merger will qualify as a reorganization under Section 368(a) of the Code, Worldpay and FIS will each use its reasonable best efforts to employ an alternative structure that would qualify as a reorganization within the meaning of Section 368(a) of the Code. The tax consequences of any alternative structure to holders of Worldpay Class A common stock would be the same as described below in “The Merger—Material U.S. Federal Income Tax Consequences of the Merger” if the merger qualified as a reorganization. Worldpay’s and FIS’ obligations to employ an alternative structure (A) shall not (1) without the consent of Worldpay and FIS, alter or change the amount, nature or mix of the merger consideration or (2) impose any material incremental economic costs on FIS or Worldpay or reduce the anticipated benefits to FIS or Worldpay of the merger or the other transactions contemplated by the merger agreement in any material respect and (B) shall be capable of consummation by the termination date.

If the merger fails to qualify as a reorganization within the meaning of Section 368(a) of the Code, and an alternative structure that would qualify as a reorganization within the meaning of Section 368(a) of the Code is not undertaken, a U.S. holder of Worldpay Class A common stock generally would recognize gain or loss in an amount equal to the difference between (1) the fair market value of the shares of FIS common stock and the amount of cash received in the merger by the holder (generally including cash received in lieu of a fractional share of FIS common stock) and (2) the holder’s basis in the Worldpay Class A common stock surrendered.

The consequences of the merger to each Worldpay stockholder depend on such stockholder’s particular facts and circumstances. Worldpay stockholders should consult their tax advisors to understand fully the consequences to them of the merger given their specific circumstances. For more information, see “The Merger—Material U.S. Federal Income Tax Consequences of the Merger” beginning on page [●].

Q:	What are the conditions to the completion of the merger?

A:

Completion of the merger is subject to certain closing conditions, including, but not limited to, the (i) approval of the FIS share issuance proposal by the requisite vote of FIS shareholders; (ii) approval of the Worldpay merger proposal by the requisite vote of Worldpay stockholders; (iii) approval for listing on the NYSE of the shares of FIS common stock to be issued to Worldpay stockholders in the merger; (iv) the effectiveness of this registration statement of which this joint proxy statement/prospectus forms a part; (v) receipt of required competition and regulatory approvals; and (vi) satisfaction (or, to the extent permitted by applicable law, waiver) of other outstanding conditions to closing. See “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page [●].

Q:	When is the merger expected to be completed?

A:

As of the date of this joint proxy statement/prospectus, it is not possible to accurately estimate the date on which the closing of the merger will occur, which we refer to as the closing date, because the merger is subject to the satisfaction (or, to the extent permitted by applicable law, waiver) of the conditions to FIS’ and

Worldpay’s obligations to complete the merger; however, FIS and Worldpay currently expect the merger to close during the second half of 2019. Due to conditions such as the approval of the FIS share issuance proposal by the requisite vote of FIS shareholders and approval of the Worldpay merger proposal by the requisite vote of the Worldpay stockholders, competition and regulatory approvals, as well as other outstanding conditions required to complete the merger, no assurance can be given as to when, or if, the merger will be completed.

Q:	What will happen to outstanding Worldpay equity awards in the merger?

A:

As described in more detail in the section entitled “The Merger Agreement—Treatment of Worldpay Equity Awards,” at the effective time, each outstanding Worldpay equity award, other than any award granted under the Worldpay Employee Stock Purchase Plan, which we refer to as the ESPP, or the Worldpay Save-as-You-Earn Option Scheme and the Worldpay Group plc Savings-Related Share Option Scheme, which we refer to as the SAYE Plans, will automatically and without any action on the part of the holder, be converted into an equity award denominated in shares of FIS common stock based on an equity exchange ratio that takes into account the aggregate cash and equity consideration to be received by holders of Worldpay Class A common stock in the merger. Each such converted Worldpay equity award will continue to be governed by the same terms and conditions as were applicable prior to the effective time, except that Worldpay performance-based equity awards, consisting of performance-based restricted stock and performance stock units, will be converted into time-based vesting awards with the relevant performance goals deemed achieved at the following levels of performance: (i) 300% of the target level for each Worldpay award denominated as a “Performance Share Unit Acquisition Award,” (ii) 200% of the target level for each other Worldpay award with a performance period beginning in 2017 or 2018, (iii) 133% of the target level for each Worldpay award with a performance period beginning in 2019 and (iv) 100% of the target level for each Worldpay award granted prior to the date of the merger agreement with a performance period beginning in 2020, but in no event will the applicable level of achievement exceed the maximum level of performance that applies to any particular Worldpay performance-based award. Such awards will generally cliff-vest at the end of the scheduled performance period or such other date(s) as provided under the applicable award agreement, subject to the continued employment of the holder.

Q:	What will happen to the Worldpay Employee Stock Purchase Plan and Save as You Earn Plan(s)?

A:

Prior to the effective time, Worldpay is required to take all actions that may be necessary or required under the ESPP to ensure that no new offering period will be authorized or commenced after the date of the merger agreement and to provide that, if then ongoing, the offering period that commenced on or about January 1, 2019 and the ESPP will terminate in its entirety at the effective time.

Holders of outstanding options under the SAYE Plans will be allowed to exercise their SAYE options in connection with the merger and receive in respect of the shares of stock they acquire the same consideration paid to holders of shares of Worldpay Class A common stock. As of the effective time, FIS will offer holders of outstanding SAYE options the opportunity to exchange their option for an option denominated in shares of FIS common stock on the same terms and conditions as applicable prior to the effective time based on the equity award exchange ratio. With respect to SAYE options that are not exercised or exchanged as described in the preceding sentences and are exercised following the merger, FIS may take actions to provide that the shares issued with respect to any such option will be immediately transferred after exercise to FIS (or otherwise be redeemed) in exchange for a number of shares of FIS common stock and cash equal to the merger consideration holders of Worldpay Class A common stock will receive in connection with the merger. Any SAYE options that are not exchanged for options denominated in shares of FIS common stock will cease to be exercisable on the date that is six months following the effective time.

Q:	If I am an FIS shareholder, do I need to do anything at this time with my shares of FIS common stock other than voting on the proposals at the FIS special meeting?

A:

If you are an FIS shareholder, you will not receive any merger consideration for your FIS shares and your shares of FIS common stock will remain outstanding. The only action you are being asked to take at this time is to affirmatively vote “FOR” the FIS share issuance proposal and “FOR” the FIS adjournment proposal in accordance with one of the methods of voting set forth in “FIS Special Meeting—Voting of Shares” beginning on page [●].

Q:	If I am a Worldpay stockholder, do I need to do anything at this time with my shares of Worldpay Class A common stock other than voting on the proposals at the Worldpay special meeting?

A:

If you are a Worldpay stockholder, you will be entitled to receive the merger consideration for your Worldpay shares after the effective time (assuming you still own such shares at the time the merger is completed and that you do not exercise any appraisal rights in respect of any shares of Worldpay Class A common stock as described under “Appraisal Rights” beginning on page [●]). The only action you are being asked to take at this time is to affirmatively vote “FOR” the Worldpay merger proposal, “FOR” the Worldpay compensation proposal and “FOR” the Worldpay adjournment proposal in accordance with one of the methods of voting set forth in “Worldpay Special Meeting—Voting of Shares” beginning on page [●].

Q:	Should I send in my Worldpay stock certificates now to receive the merger consideration?

A:

No. Worldpay stockholders should not send in their stock certificates to any person at this time. After the effective time, FIS’ exchange agent will send you a letter of transmittal and instructions for exchanging your shares of Worldpay Class A common stock represented by stock certificates or in book-entry form. After the completion of the merger, shares of Worldpay Class A common stock represented by stock certificates will be exchanged for shares of FIS common stock in book-entry form and cash will be paid in respect of the cash component of the merger consideration and in lieu of fractional shares, if any, in accordance with the merger agreement. See “The Merger—Exchange of Shares” beginning on page [●].

Q:	Is the completion of the merger subject to a financing condition?

A:	No. The receipt of any financing by FIS is not a condition to completion of the merger or any of the other transactions contemplated by the merger agreement.

Q:	Will the FIS common stock issued to Worldpay stockholders at the time of completion of the merger be traded on an exchange?

A:

Yes. It is a condition to completion of the merger that the shares of FIS common stock to be issued to Worldpay stockholders in the merger be authorized for listing on NYSE, subject to official notice of issuance, under the symbol “FIS.”

Q:	Who will solicit and pay the cost of soliciting proxies?

A:

FIS has engaged Georgeson LLC, which we refer to as Georgeson, to assist in the solicitation of proxies for the FIS special meeting. FIS estimates that it will pay Georgeson a fee of approximately $15,000. FIS has agreed to reimburse Georgeson for certain out-of-pocket fees and expenses and also will indemnify Georgeson against certain losses, claims, damages, liabilities or expenses. FIS also may reimburse banks, brokerage firms, other nominees or their respective agents for their expenses in forwarding proxy materials to beneficial owners of FIS common stock. FIS’ directors, officers and employees also may solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.

Worldpay has engaged Innisfree M&A Incorporated, which we refer to as Innisfree, to assist in the solicitation of proxies for the Worldpay special meeting. Worldpay estimates that it will pay Innisfree a fee of $40,000. In addition, if Innisfree is requested to make calls or to receive calls from individual retail investors, Worldpay has agreed to pay Innisfree $5.00 per such call. Worldpay has agreed to reimburse Innisfree for certain out-of-pocket fees and expenses and also will indemnify Innisfree against certain losses, claims, damages, liabilities or expenses. Worldpay also may reimburse banks, brokerage firms, other nominees or their respective agents for their expenses in forwarding proxy materials to beneficial owners of Worldpay Class A common stock. Worldpay’s directors, officers and employees also may solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.

Q:	If I am an FIS shareholder, whom should I call with questions?

A:	If you have any questions about the merger or the FIS special meeting, or desire additional copies of this joint proxy statement/prospectus, proxy card or voting instruction forms, you should contact:

Georgeson LLC

1290 Avenue of the Americas, 9th Floor

New York, NY 10104

Shareholders, Banks and Brokers, Call: (866) 296-5716

Email: FIS@georgeson.com

or

Fidelity National Information Services, Inc.

601 Riverside Avenue

Jacksonville, Florida 32204

Attention: Investor Relations

Telephone: (904) 438-6000

Email: info.investorrelations@fisglobal.com

Q:	If I am a Worldpay stockholder, whom should I call with questions?

A:

If you have any questions about the merger or the Worldpay special meeting, or desire additional copies of this joint proxy statement/prospectus, proxy card or voting instruction forms, you should contact:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, NY 10022

Banks and Brokers, Call: (212) 759-5833

All Others Call Toll Free: (888) 750-5834

Email: [●]

or

Worldpay, Inc.

8500 Governor’s Hill Drive

Symmes Township, Ohio 45249

Attention: Investor Relations

Telephone: (513) 900-5250

Email: ir@worldpay.com

Q:	Where can I find more information about FIS and Worldpay?

A:	You can find more information about FIS and Worldpay from the various sources described under “Where You Can Find More Information” beginning on page [●].

SUMMARY

For your convenience, provided below is a summary of certain information contained in this joint proxy statement/prospectus. This summary highlights selected information from this joint proxy statement/prospectus, but does not contain all of the information that may be important to you. You are urged to read this joint proxy statement/prospectus in its entirety, its annexes and the other documents referred to or incorporated by reference herein in order to fully understand the merger, the merger agreement and other matters to be considered in connection with the FIS special meeting and the Worldpay special meeting. See “Where You Can Find More Information” beginning on page [●]. Each item in this summary refers to the beginning page of this joint proxy statement/prospectus on which that subject is discussed in more detail.

The Companies (page [●])

FIS

FIS, a Georgia corporation, is a global leader in financial services technology, providing solutions and services to clients in the retail and institutional banking, payments, capital markets, asset management and wealth and retirement markets. Through the depth and breadth of its solutions portfolio, global capabilities and domain expertise, FIS serves clients in over 130 countries. FIS employs more than 47,000 people worldwide and holds leadership positions in payment processing, financial software and banking solutions. Providing software, services and outsourcing of the technology that empowers the financial world, FIS is a Fortune 500 company and is a member of the Standard & Poor’s 500 Index. FIS’ principal executive office is located at 601 Riverside Avenue, Jacksonville, Florida 32204, and its telephone number is (904) 438-6000.

Worldpay

Worldpay, a Delaware corporation, is a leading payments technology company with unique capability to power global omni-commerce. With an integrated technology platform, Worldpay offers a comprehensive suite of products and services, delivered globally through a single provider. Worldpay processes over 40 billion transactions annually, supporting more than 300 payment types across 146 countries and 126 currencies. Worldpay is focused on expanding into high-growth markets and customer segments, including global eCommerce, integrated payments and B2B. Worldpay’s principal executive office is located at 8500 Governor’s Hill Drive, Symmes Township, Ohio 45249, and its telephone number is (800) 735-3362.

Merger Sub

Merger Sub, a direct, wholly-owned subsidiary of FIS, is a Delaware corporation that was incorporated for the sole purpose of effecting the merger. In the merger, Merger Sub will merge with and into Worldpay, with Worldpay surviving as a direct, wholly-owned subsidiary of FIS, and the separate corporate existence of Merger Sub will cease. Merger Sub’s principal executive office is located at c/o Fidelity National Information Services, Inc., 601 Riverside Avenue, Jacksonville, Florida 32204, and its telephone number is (904) 438-6000.

FIS Special Meeting (page [●])

General

The FIS special meeting will be held on [●], 2019 at 10:00 am, Eastern Time at [●]. At the FIS special meeting, FIS shareholders will vote on:

•	The FIS share issuance proposal; and

•	The FIS adjournment proposal.

The approval of the FIS share issuance proposal by the requisite vote of FIS shareholders is required to complete the merger.

FIS Record Date

The FIS board has fixed the close of business on [●], 2019 as the FIS record date for determination of the FIS shareholders of record entitled to vote at the FIS special meeting or any adjournment or postponement thereof. Only FIS shareholders of record as of the close of business on the FIS record date are entitled to receive notice of, and to vote at, the FIS special meeting or any adjournment or postponement thereof.

As of the close of business on the FIS record date, there were [●] shares of FIS common stock issued and outstanding and entitled to vote at the FIS special meeting, held by [●] shareholders of record. Each outstanding share of FIS common stock is entitled to one vote on each matter to be acted upon at the FIS special meeting.

Quorum

Shares of FIS common stock representing a majority of the votes entitled to be cast on a matter, present in person or by proxy, will constitute a quorum at the FIS special meeting. The inspector of election appointed for the FIS special meeting will determine whether a quorum is present at the FIS special meeting. The inspector of election will treat abstentions as present for purposes of determining the presence of a quorum. Broker non-votes, if any, will not be counted as present and entitled to vote for purposes of determining quorum because it is expected that all proposals to be voted on at the FIS special meeting will be “non-routine” matters.

Required Vote

Approval of the FIS share issuance proposal requires the affirmative vote of a majority of votes cast by FIS shareholders present in person or by proxy at the FIS special meeting and entitled to vote thereon, where a quorum is present.

Whether or not a quorum is present, approval of the FIS adjournment proposal requires the affirmative vote of a majority of votes present in person or by proxy at the FIS special meeting and entitled to vote thereon.

Abstentions are treated as shares present and entitled to vote and, under NYSE Rules, a vote cast. Abstentions will have the same effect as votes “AGAINST” the FIS share issuance proposal and the FIS adjournment proposal. Broker non-votes will have no effect on the approval of the FIS share issuance proposal or FIS adjournment proposal.

Share Ownership of and Voting by FIS Directors and Executive Officers

As of the close of business on the FIS record date, FIS’ directors and executive officers and their affiliates were entitled to vote an aggregate of [●] shares of FIS common stock at the FIS special meeting, which represents approximately [●]% of the issued and outstanding shares of FIS common stock entitled to vote at the FIS special meeting. In addition, as described in the section of this joint proxy statement/prospectus entitled “Certain Beneficial Owners of FIS Common Stock,” as of the close of business on the FIS record date, FIS’ directors and executive officers and their affiliates beneficially owned an aggregate of [●] shares of FIS common stock.

It is expected that FIS’ directors and executive officers will vote their shares “FOR” the FIS share issuance proposal and “FOR” the FIS adjournment proposal, although none of them has entered into any agreement obligating him or her to do so.

Worldpay Special Meeting (page [●])

General

The Worldpay special meeting will be held on [●], 2019 at [●], local time, at [●]. At the Worldpay special meeting, Worldpay stockholders will vote on:

•	The Worldpay merger proposal;

•	The Worldpay compensation proposal; and

•	The Worldpay adjournment proposal.

The approval of the Worldpay merger proposal by the requisite vote of Worldpay stockholders is required to complete the merger.

Worldpay Record Date

The Worldpay board has fixed the close of business on [●], 2019 as the Worldpay record date for determination of the Worldpay stockholders of record entitled to vote at the Worldpay special meeting or any adjournment or postponement thereof. Only Worldpay stockholders of record as of the close of business on the Worldpay record date are entitled to receive notice of, and to vote at, the Worldpay special meeting or any adjournment or postponement thereof.

As of the close of business on the Worldpay record date, there were [●] shares of Worldpay Class A common stock issued and outstanding and entitled to vote at the Worldpay special meeting, held by [●] stockholders of record. Each outstanding share of Worldpay Class A common stock is entitled to one vote on each matter to be acted upon at the Worldpay special meeting.

Quorum

A majority of the issued and outstanding shares of the capital stock of Worldpay entitled to vote, present in person or by proxy, will constitute a quorum at the Worldpay special meeting. The inspector of election appointed for the Worldpay special meeting will determine whether a quorum is present at the Worldpay special meeting. The inspector of election will treat abstentions as present for purposes of determining the presence of a quorum. Broker non-votes, if any, will not be counted as present and entitled to vote for purposes of determining quorum because it is expected that all proposals to be voted on at the Worldpay special meeting will be “non-routine” matters.

Required Vote

Approval of the Worldpay merger proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Worldpay Class A common stock entitled to vote thereon at a meeting of the Worldpay stockholders at which a quorum exists. Abstentions, broker non-votes and failing to submit a vote will have the same effect as a vote “AGAINST” the Worldpay merger proposal.

Approval of the Worldpay compensation proposal requires the affirmative vote of a majority of shares present in person or by proxy at the Worldpay special meeting and entitled to vote thereon. Abstentions will have the same effect as a vote “AGAINST” the Worldpay compensation proposal. Broker non-votes and failing to submit a vote will not have any effect on the Worldpay compensation proposal.

If there is no quorum, approval of the Worldpay adjournment proposal requires the affirmative vote of a majority of shares present in person or by proxy. Abstentions will have the same effect as a vote “AGAINST” the Worldpay adjournment proposal. Broker non-votes and failing to submit a vote will not have any effect on the Worldpay adjournment proposal.

Share Ownership of and Voting by Worldpay Directors and Executive Officers

As of the close of business on the Worldpay record date, Worldpay’s directors and executive officers and their affiliates were entitled to vote an aggregate of [●] shares of Worldpay Class A common stock at the Worldpay special meeting, which represents approximately [●]% of the issued and outstanding shares of Worldpay Class A common stock entitled to vote at the Worldpay special meeting. In addition, as described in the section of this joint proxy statement/prospectus entitled “Certain Beneficial Owners of Worldpay Class A Common Stock,” as of the close of business on the Worldpay record date, Worldpay’s directors and executive officers and their affiliates beneficially owned an aggregate of [●] shares of Worldpay Class A common stock.

It is expected that Worldpay’s directors and executive officers will vote their shares “FOR” the Worldpay merger proposal, “FOR” the Worldpay compensation proposal and “FOR” the Worldpay adjournment proposal, although none of them has entered into any agreement obligating him or her to do so.

The Merger and the Merger Agreement (page [●])

Under the terms and subject to the conditions of the merger agreement, Merger Sub will merge with and into Worldpay, with Worldpay as the surviving corporation in the merger and becoming a direct, wholly-owned subsidiary of FIS, and the separate corporate existence of Merger Sub will cease. Following the effective time, the Worldpay Class A common stock will be delisted from the NYSE and the LSE (to the extent not delisted prior to completion of the merger), will be deregistered under the Exchange Act and will cease to be publicly traded.

A copy of the merger agreement is attached as Annex A to this joint proxy statement/prospectus. You are urged to read the merger agreement in its entirety because it is the legal document that governs the merger. For more information on the merger and the merger agreement, see “The Merger” and “The Merger Agreement” beginning on pages [●] and [●], respectively.

As of the date of this joint proxy statement/prospectus, it is not possible to accurately estimate the closing date of the merger because the merger is subject to the satisfaction (or, to the extent permitted by applicable law, waiver) of the conditions to FIS’ and Worldpay’s obligations to complete the merger; however, FIS and Worldpay currently expect the merger to close during the second half of 2019. Due to conditions such as the approval of the FIS share issuance proposal by the requisite vote of FIS shareholders and approval of the Worldpay merger proposal by the requisite vote of Worldpay stockholders, competition and regulatory approvals, as well as other outstanding conditions required to complete the merger, no assurance can be given as to when, or if, the merger will be completed.

Merger Consideration (page [●])

At the effective time, each share of Worldpay Class A common stock issued and outstanding immediately prior to the effective time (other than the excluded shares) will be converted into the right to receive, without interest and subject to any applicable withholding taxes, 0.9287 shares of FIS common stock, together with cash in lieu of fractional shares, if any, and $11.00 in cash. The shares of FIS common stock to be issued in the merger will be listed on the NYSE.

Based on the $108.88 closing price of FIS common stock on March 15, 2019, the last full trading day before the public announcement of the merger, the per share value of Worldpay Class A common stock implied by the merger consideration was $112.12 as of such date. Based on the $[●] closing price of FIS common stock on [●], 2019, the most recent practicable trading day prior to the date of this joint proxy statement/prospectus, the per share value of Worldpay Class A common stock implied by the merger consideration was $[●].

The exchange ratio is fixed, which means that it will not change between now and the closing date of the merger, which we refer to as the closing date, regardless of whether the market price on the NYSE of either FIS common stock or Worldpay Class A common stock changes. Therefore, the value of the merger consideration will depend, in part, on the market price of FIS common stock at the effective time. The cash portion of the merger consideration is fixed at $11.00, without interest. The market price of FIS common stock has fluctuated since the date of the announcement of the merger agreement and will continue to fluctuate from the date of this joint proxy statement/prospectus to the date of the Worldpay special meeting, the date of the FIS special meeting, the date the merger is completed and thereafter. The market price of FIS common stock, when received by Worldpay stockholders after the merger is completed, could be greater than, less than or the same as the market price of FIS common stock on the date of this joint proxy statement/prospectus or at the date of the Worldpay special meeting. Accordingly, you should obtain current stock price quotations for FIS common stock and Worldpay Class A common stock before deciding how to vote, or whether to abstain from voting, on any of the proposals described in this joint proxy statement/prospectus. FIS common stock is traded on the NYSE under the symbol “FIS” and Worldpay Class A common stock is traded on the NYSE under the symbol “WP” and on the LSE under the symbol “WPY.”

Treatment of Fractional Shares (page [●])

No fractional shares of FIS common stock will be issued upon the conversion of shares of Worldpay Class A common stock pursuant to the merger agreement. In lieu of the issuance of any fractional shares, FIS will pay an amount in cash as further described in “The Merger Agreement—Treatment of Fractional Shares” beginning on page [●].

Treatment of Worldpay Equity Awards (page [●])

Worldpay directors, executive officers and other employees hold various types of compensatory equity awards relating to Worldpay Class A common stock. The merger agreement provides for the treatment at the effective time described below with respect to these awards.

Stock Options. Each option to acquire Worldpay Class A common stock that is outstanding immediately prior to the effective time, which we refer to as a Worldpay option, will be converted into an option to acquire a number of shares of FIS common stock (rounded down to the nearest whole share) equal to the product of (i) the number of shares of Worldpay Class A common stock subject to the option immediately prior to the effective time and (ii) the equity award exchange ratio (which is described below), which we refer to as a converted option, with an exercise price per share of FIS common stock (rounded up to the nearest whole cent) equal to (a) the per share exercise price of Worldpay Class A common stock that applies to the Worldpay option immediately prior to the effective time, divided by (b) the equity award exchange ratio. The terms and conditions of each converted option that apply following the effective time, including with respect to the vesting, forfeiture and exercisability of the converted option, will be the same as those that applied to the corresponding Worldpay option as in effect immediately prior to the effective time (including any accelerated vesting upon a qualifying termination of employment in accordance with the terms of the Worldpay option).

Time Vesting Restricted Shares. Each time vesting restricted share of Worldpay Class A common stock that is outstanding immediately prior to the effective time, which we refer to as a Worldpay restricted share, will be converted at the effective time into a restricted share award consisting of a number of shares of FIS common stock equal to the product of (i) the number of shares of Worldpay Class A common stock subject to the restricted share award immediately prior to the effective time and (ii) the equity award exchange ratio (rounded up to the nearest whole share), which we refer to as a converted restricted share. The terms and conditions of each converted restricted share that apply following the effective time, including with respect to the vesting and forfeiture of the converted restricted share, will be the same as those that applied to the corresponding Worldpay restricted share as in effect immediately prior to the effective time (including any accelerated vesting upon a qualifying termination of employment in accordance with the terms of the Worldpay restricted share).

Time Vesting Restricted Stock Units; Deferred Stock Units. Each time vesting restricted stock unit award that is outstanding immediately prior to the effective time and each deferred stock unit award relating to shares of Worldpay Class A common stock that is outstanding immediately prior to the effective time, which we refer to as a Worldpay stock unit, will be converted at the effective time into a restricted stock unit award or a deferred stock unit award, as applicable, relating to a number of shares of FIS common stock equal to the product of (i) the number of shares of Worldpay Class A common stock subject to the Worldpay stock unit immediately prior to the effective time and (ii) the equity award exchange ratio (rounded up to the nearest whole share), which we refer to as a converted stock unit. The terms and conditions of each converted stock unit that apply following the effective time, including with respect to vesting and forfeiture, will be the same as those that applied to the corresponding Worldpay stock unit as in effect immediately prior to the effective time (including any accelerated vesting upon a qualifying termination of employment or separation from service in accordance with the terms of the Worldpay stock unit).

Performance Vesting Stock Units; Performance Vesting Restricted Shares. Each performance stock unit award relating to shares of Worldpay Class A common stock that is outstanding immediately prior to the effective time and each restricted share of Worldpay Class A common stock that vests based upon attainment of performance goals and is outstanding immediately prior to the effective time, which we refer to as a Worldpay performance award will be converted at the effective time into a time vesting award relating to a number of shares of FIS common stock equal to the product of (i) the number of shares of Worldpay Class A common stock subject to the Worldpay performance award immediately prior to the effective time, determined as described below, and (ii) the equity award exchange ratio (rounded up to the nearest whole share), which we refer to as a converted performance award. For purposes of determining the number of shares of Worldpay Class A common stock subject to each Worldpay performance award immediately prior to the effective time, the relevant performance goals will be deemed to be achieved at the following levels of performance: (1) 300% of the target level for each Worldpay performance award denominated as a “Performance Share Unit Acquisition Award,” (2) 200% of the target level for each other Worldpay performance award with a performance period beginning in 2017 or 2018, (3) 133% of the target level for each Worldpay performance award with a performance period beginning in 2019 and (4) 100% of the target level for each performance award granted prior to the date of the merger agreement with a performance period beginning in 2020, but in no event will the applicable level of achievement exceed the maximum level of performance that applies to any particular Worldpay performance award. The terms and conditions of each converted performance award that apply following the effective time will be the same as those that applied to the corresponding Worldpay performance award as in effect immediately prior to the effective time, except that the converted performance award will cliff vest based on the holder’s continued service to FIS through the scheduled completion date of the applicable performance period or such other date(s) as provided under the applicable award agreement governing the corresponding Worldpay performance award (subject to any accelerated vesting in accordance with the terms of the Worldpay performance award) without any ongoing performance vesting conditions.

Equity Award Exchange Ratio. For purposes of the conversion of Worldpay equity awards into equity awards relating to FIS common stock at the effective time as described above, which we refer to as the equity award exchange ratio, is equal to the sum, rounded to the nearest one hundredth, of (x) the exchange ratio, plus (y) the quotient of (1) the cash consideration payable in the transaction, divided by (2) the volume-weighted average price per share of FIS common stock on the NYSE calculated for the five consecutive trading days immediately preceding (but not including) the date of closing. The equity award exchange ratio is designed to permit an adjustment which preserves, immediately following the effective time, the pre-closing intrinsic value of the Worldpay equity awards.

Worldpay Employee Stock Purchase Plan

Prior to the effective time, Worldpay is required to take all actions that may be necessary or required under the ESPP to ensure that no new offering period will be authorized or commenced after the date of the merger agreement and to provide that, if then ongoing, the offering period that commenced on or about January 1, 2019 and the ESPP will terminate in its entirety at the effective time.

Worldpay Save as You Earn Plans

Holders of outstanding options under the SAYE Plans will be allowed to exercise their SAYE options in connection with the merger and receive, in respect of the shares of stock they acquire, the same consideration paid to holders of shares of Worldpay Class A common stock. As of the effective time, FIS will offer holders of outstanding SAYE options the opportunity to exchange their option for an option denominated in shares of FIS common stock on the same terms and conditions as applicable prior to the effective time based on the equity award exchange ratio. With respect to SAYE options that are not exercised or exchanged as described in the preceding sentences and are exercised following the merger, FIS may take actions to provide that the shares issued with respect to any such option will be immediately transferred after exercise to FIS (or otherwise be redeemed) in exchange for a number of shares of FIS common stock and cash equal to the merger consideration holders of Worldpay Class A common stock will receive in connection with the merger. Any SAYE options that are not exchanged for options denominated in shares of FIS common stock will cease to be exercisable on the date that is six months following the effective time.

Recommendation of the FIS Board; FIS’ Reasons for the Merger (page [●])

The FIS board unanimously recommends that FIS shareholders vote “FOR” the FIS share issuance proposal and “FOR” the FIS adjournment proposal.

In reaching its decision to approve the merger agreement and the transactions contemplated thereby, including the merger, and declaring it advisable that FIS enter into the merger agreement, the FIS board, as described in “The Merger—Background of the Merger” beginning on page [●], held a number of meetings, consulted with FIS’ senior management, outside legal counsel and financial advisors, and considered a number of factors it believed supported its decision to enter into the merger agreement, including, without limitation, those listed in “The Merger—Recommendation of the FIS Board; FIS’ Reasons for the Merger” beginning on page [●].

Recommendation of the Worldpay Board; Worldpay’s Reasons for the Merger (page [●])

The Worldpay board unanimously recommends that Worldpay stockholders vote “FOR” the Worldpay merger proposal, “FOR” the Worldpay compensation proposal and “FOR” the Worldpay adjournment proposal.

In reaching its decision to approve the merger agreement and the transactions contemplated thereby, including the merger, and declaring it advisable, fair to and in the best interests of Worldpay and its stockholders that Worldpay enter into the merger agreement, the Worldpay board, as described in “The Merger—Background of the Merger” beginning on page [●], held a number of meetings and consulted with Worldpay’s senior management, financial advisor and outside legal counsel. In addition, the Worldpay independent directors separately reviewed the proposed merger and consulted with their financial advisor and outside legal counsel. The Worldpay directors considered a number of factors that they believed supported the Worldpay board’s decision to enter into the merger agreement, including, without limitation, those listed in “The Merger—Recommendation of the Worldpay Board; Worldpay’s Reasons for the Merger” beginning on page [●].

Opinion of FIS’ Financial Advisors (page [●])

Centerview Partners LLC

FIS retained Centerview Partners LLC, which we refer to as Centerview, as financial advisor to the FIS board in connection with the proposed merger and the other transactions contemplated by the merger agreement, which we collectively refer to as the transaction throughout this section and the summary of Centerview’s opinion below under the caption “The Merger—Opinion of Centerview, FIS’ Financial Advisor” beginning on page [●]. In connection with this engagement, the FIS board requested that Centerview evaluate the fairness, from a financial point of view, to FIS, of the merger consideration to be paid by FIS in the merger pursuant to the merger agreement. On March 16, 2019, Centerview rendered to the FIS board its oral opinion, which was subsequently confirmed by delivery of a written opinion dated March 16, 2019 that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the merger consideration proposed to be paid by FIS in the merger pursuant to the merger agreement was fair, from a financial point of view, to FIS.

The full text of Centerview’s written opinion, dated March 16, 2019, which describes the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, is attached as Annex B to this joint proxy statement/prospectus and is incorporated herein by reference. Centerview’s financial advisory services and opinion were provided for the information and assistance of the FIS board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the transaction and Centerview’s opinion addressed only the fairness, from a financial point of view, as of the date thereof, to FIS, of the merger consideration to be paid by FIS in the merger pursuant to the merger agreement. Centerview’s opinion did not address any other term or aspect of the merger agreement or the transaction and does not constitute a recommendation to any shareholder of FIS or any other person as to how such stockholder or other person should vote with respect to the merger or otherwise act with respect to the transaction or any other matter.

The full text of Centerview’s written opinion, attached to this joint proxy statement/prospectus as Annex B, should be read carefully in its entirety for a description of the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion.

Goldman Sachs

Pursuant to an engagement letter, FIS engaged Goldman Sachs & Co. LLC, which we refer to as Goldman Sachs, as a financial advisor in connection with the proposed merger.

At a meeting of the FIS board, Goldman Sachs rendered its oral opinion, subsequently confirmed by delivery of a written opinion, dated March 17, 2019, to the FIS board, to the effect that, as of the date of Goldman Sachs’ written opinion and based upon and subject to the factors and assumptions set forth in Goldman Sachs’ written opinion, the merger consideration to be paid by FIS for each share of Worldpay Class A common stock pursuant to the merger agreement was fair from a financial point of view to FIS.

The full text of the written opinion of Goldman Sachs, dated March 17, 2019, which sets forth the assumptions made, procedures followed, matters considered, qualifications and limitations on the review undertaken in connection with the opinion, is attached to this joint proxy statement/prospectus as Annex C. The summary of Goldman Sachs’ opinion contained in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of Goldman Sachs’ written opinion. Goldman Sachs’ advisory services and opinion were provided for the information and assistance of the FIS board in connection with its consideration of the proposed merger and the opinion does not constitute a recommendation as to how any FIS shareholder should vote with respect to the proposed merger or any other matter.

Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.

For additional information, see “The Merger—Opinion of Goldman Sachs, FIS’ Financial Advisors” beginning on page [●] and Annex C to this joint proxy statement/prospectus.

Opinion of Worldpay’s Financial Advisor (page [●])

On March 17, 2019, Credit Suisse Securities (USA) LLC, which we refer to as Credit Suisse, rendered its oral opinion to the Worldpay board (which was subsequently confirmed in writing by delivery of Credit Suisse’s written opinion dated the same date) as to, as of March 17, 2019, the fairness, from a financial point of view, to the holders of Worldpay Class A common stock of the merger consideration to be received by such holders in the merger pursuant to the merger agreement.

Credit Suisse’s opinion was directed to the Worldpay board, and only addressed the fairness, from a financial point of view, to the holders of Worldpay Class A common stock of the merger consideration to be received by such holders in the merger and did not address any other aspect or implication of the merger. The summary of Credit Suisse’s opinion in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of its written opinion, which is included as Annex D to this joint proxy statement/prospectus and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Credit Suisse in connection with the preparation of its opinion. However, neither Credit Suisse’s written opinion nor the summary of its opinion and the related analyses set forth in this joint proxy statement/prospectus is intended to be, and they do not constitute, advice or a recommendation to any securityholder as to how such securityholder should vote or act with respect to any matter relating to the merger.

For additional information, see “The Merger—Opinion of Worldpay’s Financial Advisor” beginning on page [●] and Annex D to this joint proxy statement/prospectus.

Interests of Certain Worldpay Directors and Executive Officers in the Merger (page [●])

In considering the recommendation of the Worldpay board that Worldpay stockholders vote “FOR” the Worldpay merger proposal, “FOR” the Worldpay compensation proposal and “FOR” the Worldpay adjournment proposal, Worldpay stockholders should be aware that certain executive officers and directors of Worldpay may have interests in the merger that may be different from, or in addition to, the interests of Worldpay stockholders generally. These interests include, among others, severance rights, rights to continuing indemnification and directors’ and officers’ liability insurance, accelerated vesting of certain equity awards and the right of the Worldpay CEO to be an executive of FIS and the executive vice chairman of the FIS board upon the effective time of the merger. The Worldpay board was aware of and considered these interests, among other matters, in evaluating the terms and structure, and overseeing the negotiation, of the merger, in approving the merger agreement and the transactions contemplated thereby, including the merger, and in recommending that the Worldpay stockholders adopt and approve the merger agreement.

For additional information, see “The Merger—Interests of Certain Worldpay Directors and Executive Officers in the Merger” beginning on page [●].

Governance of the Combined Company (page [●])

Chairman and Chief Executive Officer

The merger agreement provides that, at the effective time, the chairman, chief executive officer and president of FIS as of immediately prior to the effective time, who we refer to as the FIS CEO, will continue to serve as the chief executive officer and president of FIS and will remain the chairman of the FIS board.

Worldpay CEO Continued Role

The merger agreement provides that, at the effective time, the executive chairman and chief executive officer of Worldpay as of immediately prior to the effective time, who we refer to as the Worldpay CEO, will become an executive of FIS and will serve as executive vice chairman of the FIS board for a period of no less than one year following the effective time.

FIS Board

Board of Directors

The merger agreement provides that, immediately following the effective time, the FIS board will be comprised of 12 directors, of which:

•	seven will be continuing FIS directors, one of whom will be the FIS CEO and the remaining six will be independent directors of FIS as of immediately prior to the effective time; and

•

five will be continuing Worldpay directors, one of whom will be the Worldpay CEO (for a period of no less than one year following the effective time) and the remaining four will be independent directors of Worldpay as of immediately prior to the effective time.

See “The Merger—Governance of the Combined Company” beginning on page [●] for the definition of “FIS continuing directors” and “Worldpay continuing directors.”

As of the date of this joint proxy statement/prospectus, other than as indicated above, the individuals who will serve on the FIS board at the effective time have not been determined.

Lead Independent Director and Committees of the FIS Board of Directors

Immediately following the effective time:

•	a continuing Worldpay director, other than the Worldpay CEO, will serve as the lead independent director of FIS;

•	a continuing Worldpay director will be appointed to each standing committee of the FIS board; and

•

for the two years following the closing date, in the event a Worldpay continuing director ceases to serve as a member of the FIS board, the non-departing continuing Worldpay directors may propose up to two individuals to replace such departing director and the Corporate Governance and Nominating Committee of the FIS board will reasonably consider in good faith including such individuals in a slate of nominees to be presented to the FIS board to replace such departing director.

Regulatory Approvals (page [●])

General

FIS and Worldpay have agreed to use reasonable best efforts to take, or cause to be taken, all necessary actions, and to do, or cause to be done, all things necessary, proper or advisable, subject to certain limitations, to consummate and make effective the transactions contemplated by the merger agreement as promptly as practicable following the date of the merger agreement. For a description of the parties’ obligations with respect to regulatory approvals related to the merger, see “The Merger Agreement—Regulatory Matters; Efforts to Complete the Merger” beginning on page [●].

Requisite Regulatory Approvals

The completion of the merger is subject to the receipt of the requisite regulatory approvals described below:

•

United States Antitrust and Non-U.S. Competition Laws. FIS and Worldpay are required to submit notifications to various competition authorities prior to completing the merger. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1979, which we refer to as the HSR Act, FIS and Worldpay must file notifications with the Federal Trade Commission, which we refer to as the FTC, and the Antitrust Division of the United States Department of Justice, which we refer to as the DOJ, and observe a mandatory pre-merger waiting period (and any extensions thereof) before completing the merger. The initial filing under the HSR Act was submitted on March 28, 2019 to the FTC and DOJ. In addition, FIS and Worldpay are required or have agreed to obtain certain other authorizations, consents, orders, approvals, filings and declarations, or observe applicable waiting periods, under applicable antitrust or competition laws in certain non-U.S. jurisdictions, which include the European Union.

•

Non-U.S. Regulatory Approvals. Completion of the merger is subject to the receipt of certain additional required non-U.S. regulatory approvals, including those of the U.K. Financial Conduct Authority, which we refer to as the FCA, and the Dutch Central Bank (De Nederlandsche Bank), required as a result of actual or deemed “changes in control” of certain regulated entities of the parties.

There can be no assurance that the antitrust regulators or other government agencies, including state attorneys general or private parties, will not initiate actions to challenge the merger before or after it is completed, and, if such an action or challenge is made, there can be no assurance as to its result. Any such action or challenge to the merger could result in an administrative or court order enjoining the merger or in restrictions or conditions that would have a material adverse effect on FIS after completion of the merger. Such restrictions and conditions could include requiring the divestiture or spin-off of certain businesses, assets or products, the licensing of intellectual property rights and the imposition of limitations on the ability of FIS, as a condition to completion of the merger, to operate its business as it sees fit. Neither FIS nor Worldpay can provide assurance that any such conditions, terms, obligations or restrictions will not result in the delay or abandonment of the merger.

Ownership of the Combined Company After the Merger (page [●])

As of the date of this joint proxy statement/prospectus, based on the estimated number of shares of common stock of FIS and Worldpay that will be outstanding immediately following the completion of the merger, after giving effect to the FIS share issuance, FIS and Worldpay estimate that holders of shares of FIS common stock as of immediately prior to the completion of the merger will hold, in the aggregate, approximately 53% of the issued and outstanding shares of common stock of the combined company immediately following the completion of the merger, and holders of shares of Worldpay Class A common stock as of immediately prior to the completion of the merger will hold, in the aggregate, approximately 47% of the issued and outstanding shares of common stock of the combined company immediately following the completion of the merger.

Debt Financing (page [●])

The merger is not subject to a financing condition.

As of December 31, 2018, FIS had total indebtedness of approximately $9.0 billion and Worldpay had total indebtedness of approximately $7.9 billion. In connection with the merger, on March 17, 2019, FIS entered into a bridge facility commitment letter, which we refer to as the original commitment letter, with Barclays Bank PLC, Goldman Sachs Bank USA and Goldman Sachs Lending Partners LLC, who we collectively refer to as the Lenders, pursuant to which the Lenders committed to provide a 364-day senior unsecured bridge term loan facility in an aggregate principal amount of $9.5 billion which we refer to as the bridge facility, consisting of (i) a $2.0 billion tranche to backstop an amendment to FIS’ existing revolving credit facility, dated September 21, 2018, which we refer to as the existing revolving credit facility, to permit the borrowing of revolving loans thereunder up to $2.0 billion, which we refer to as the specified revolving loans, on a limited conditionality basis consistent with the conditions precedent to funding under the bridge facility (such tranche being referred to herein as the amendment tranche) and (ii) a $7.5 billion tranche, which we refer to as the capital markets tranche. The capital markets tranche of the bridge facility was established for the purpose of refinancing certain outstanding indebtedness of Worldpay and its subsidiaries on the closing date, financing a portion of the merger consideration, and paying fees and expenses related to the merger, the refinancing and the related transactions. On March 29, 2019, FIS entered into a joinder agreement to the original commitment letter to, among other things, add additional commitment parties and reallocate the commitments in respect of the capital markets tranche of the bridge facility thereunder. The original commitment letter, as amended by the joinder agreement, is referred to in this joint proxy statement/prospectus as the commitment letter. On March 29, 2019, FIS and certain financial institutions party to the existing revolving credit facility entered into an amendment to the existing revolving credit facility to, among other things, permit the borrowing of the specified revolving loans on a limited conditionality basis consistent with the conditions precedent to funding under the bridge facility and, in connection with the entry into such amendment, the commitments in respect of the amendment tranche of the bridge facility were automatically and permanently reduced to zero. The specified revolving loans may also be used to refinance certain outstanding indebtedness of Worldpay and its subsidiaries on the closing date, finance a portion of the merger consideration and pay fees and expenses related to the merger, the refinancing and the related transactions.

FIS intends to replace the capital markets tranche of the bridge facility prior to the closing of the merger with a portion of what we refer to as the permanent financing, which we currently expect to include debt securities, commercial paper and/or revolving credit borrowings FIS currently intends to borrow approximately $11.1 billion of permanent financing, although the amount of the permanent financing could change.

In addition, depending on market conditions, FIS might choose to leave outstanding some or all of Worldpay’s existing notes, in an aggregate principal amount of approximately $1.7 billion, which would reduce the amount of permanent financing that FIS would seek to raise. In the event that new FIS unsecured notes are not issued and sold prior to the closing of the merger, then FIS intends to use the proceeds of the bridge facility, together with commercial paper and/or revolving credit borrowings, to pay the cash portion of the purchase price and fees and expenses and repay the outstanding Worldpay bank debt at closing, and leave the Worldpay notes outstanding. In such event, it would be FIS’ intention to refinance the bridge facility following the closing when new FIS notes can be issued.

On April 5, 2019, FIS and certain financial institutions party to the existing revolving credit facility entered into a second amendment to the existing revolving credit facility to permit FIS to exclude indebtedness issued or incurred for the purpose of financing any acquisition that utilizes at least $1.5 billion of debt financing from the calculation of the maximum leverage ratio permitted thereunder prior to the consummation of such acquisition or the termination of the acquisition agreement with respect thereto; provided that such acquisition financing includes provisions requiring its repayment if the acquisition is not completed.

The funding of the capital markets tranche of the bridge facility on the closing date is subject to the satisfaction (or waiver) of certain conditions set forth in the commitment letter, including, among others, completion of the merger substantially concurrent with the funding of the bridge facility, the non-occurrence of a material adverse effect (as defined in the merger agreement) with respect to Worldpay, delivery of certain financial statements of FIS and Worldpay, the accuracy (subject to certain materiality qualifiers) of certain representations and warranties, the execution and delivery of definitive documentation and other customary conditions more fully set forth in the commitment letter. The conditions precedent to the funding of the specified revolving loans under the existing revolving credit facility on the closing date are substantially the same as the conditions precedent to the funding of the bridge facility on the closing date.

For information regarding the debt financing, see “The Merger—Debt Financing” beginning on page [●].

No Solicitation of Acquisition Proposals (page [●])

Each of FIS and Worldpay has agreed that it will not, and it will cause its subsidiaries and its subsidiaries’ executive officers and directors not to, and will direct its and its subsidiaries’ respective representatives that are not executive officers or directors not to, directly or indirectly:

•	solicit, initiate, seek or support or knowingly encourage or facilitate any inquiries or proposals with respect to any acquisition proposal;

•	engage or participate in any negotiations with any person concerning any acquisition proposal;

•

provide any confidential or non-public information or data to, or have or participate in any discussions with, any person relating to any acquisition proposal, except to notify a person that makes any inquiry or offer with respect to an acquisition proposal of the existence of the non-solicitation provisions of the merger agreement or solely to clarify whether any such inquiry or offer constitutes an acquisition proposal; or

•

enter into any binding acquisition agreement, merger agreement or other definitive transaction agreement (other than a certain confidentiality agreement as described below) relating to any acquisition proposal.

Notwithstanding the foregoing, prior to the requisite approval by the FIS shareholders of the FIS share issuance proposal or prior to the requisite approval by the Worldpay stockholders of the Worldpay merger proposal, as applicable, in the event that FIS or Worldpay, as applicable, receives an unsolicited bona fide written acquisition proposal after the date of the merger agreement (which acquisition proposal did not result from a breach of the merger agreement) and the FIS board or the Worldpay board, as applicable, concludes in good faith (after receiving the advice of its outside legal counsel and its outside financial advisor) that such acquisition proposal constitutes, or would reasonably be expected to result in, a superior proposal, FIS or Worldpay, as applicable, may, and may permit its subsidiaries and its subsidiaries’ respective representatives to, furnish, or cause to be furnished, confidential or non-public information or data and participate in such negotiations or discussions to the extent that the FIS board or the Worldpay board, as applicable, concludes in good faith (after receiving the advice of its outside legal counsel and its outside financial advisor) that failure to take such actions would be inconsistent with its fiduciary duties under applicable law. Prior to providing any confidential or non-public information or data permitted to be provided pursuant to the foregoing provisions, (i) FIS or Worldpay, as applicable, are obligated to enter into a confidentiality agreement with such third party on terms no less restrictive to such person (or group of persons) than the terms of the confidentiality agreement between FIS and Worldpay, and such confidentiality agreement will not provide such person with any exclusive right to negotiate with FIS or Worldpay, as applicable, and (ii) any confidential or non-public information to be provided by FIS or Worldpay, as applicable, to such third party shall have been previously provided, or is concurrently provided, to Worldpay, in the case of FIS, or FIS, in the case of Worldpay.

For more information, including the definition of “acquisition proposal,” see “The Merger Agreement—No Solicitation of Acquisition Proposals” beginning on page [●].

Change in Board Recommendation (page [●])

Under the merger agreement, subject to certain exceptions described below, each of FIS and Worldpay has agreed to use its reasonable best efforts to obtain the requisite approval by FIS shareholders of the FIS share issuance proposal and the requisite approval by Worldpay stockholders of the Worldpay merger proposal, as applicable.

However, if the FIS board or the Worldpay board, after receiving the advice of its outside legal counsel and its outside financial advisor, determines in good faith that it would be inconsistent with its fiduciary duties under applicable law to continue to recommend the merger agreement, then the FIS board or the Worldpay board, as applicable, may take any of the following actions, which we refer to as the change in FIS recommendation or the change in Worldpay recommendation, as applicable:

•

withdraw, change, qualify or modify or publicly and affirmatively propose to withdraw, change, qualify or modify, in each case, in a manner adverse to the other party, the applicable board of directors’ recommendation;

•	fail to include the applicable board of directors’ recommendation in this joint proxy statement/prospectus;

•

fail to recommend against acceptance of any tender offer or exchange offer pursuant to Rule 14d-2 under the Exchange Act for FIS common stock, in the case of the FIS board, or Worldpay Class A common stock, in the case of the Worldpay board, within the earlier of 10 business days specified in Rule 14e-2(a) under the Exchange Act after the commencement of such offer or the period ended two business days prior to the FIS shareholder meeting or Worldpay stockholder meeting, as applicable;

•	approve, resolve, adopt or recommend, or propose publicly to approve, resolve, adopt or recommend, any acquisition proposal; or

•

after receipt of any acquisition proposal by either Worldpay or FIS, as applicable, other than with respect to the 10 business days applicable to tender or exchange offers described above, failing to publicly reaffirm the applicable board of directors’ recommendation or failing to recommend against such acquisition proposal, in each case, after a request by FIS or Worldpay, as applicable, within the earlier of five business days after such request or the period ended two business days prior to the FIS shareholder meeting or the Worldpay stockholder meeting, as applicable; provided that Worldpay or FIS, as applicable, may make no more than two such requests for each acquisition proposal, provided further that either Worldpay or FIS, as applicable, may make one additional request for each modification to an acquisition proposal.

Notwithstanding the foregoing, neither the FIS board nor the Worldpay board may effect a change in FIS recommendation or a change in Worldpay recommendation, as applicable, unless:

•

(i) FIS or Worldpay, as applicable, has received an acquisition proposal after the date of the merger agreement and prior to the receipt of the approval of the FIS shareholders or Worldpay stockholders, as applicable, that did not result from a breach of the merger agreement (and such proposal is not withdrawn) and the FIS board or the Worldpay board, as applicable, determines in good faith (after receiving the advice of its outside legal counsel and its outside financial advisor) that such acquisition proposal constitutes a superior proposal; or (ii) an intervening event occurs or arises after the date of the merger agreement, and the FIS board or the Worldpay board, as applicable, determines in good faith (after receiving the advice of its outside legal counsel and its outside financial advisor) that continuing to make its recommendation would be inconsistent with its fiduciary duties under applicable law;

•

FIS gives Worldpay, in the case of the FIS board, or Worldpay gives FIS, in the case of the Worldpay board, at least four business days’ prior written notice of its intention to take such action and a reasonable description of the event or circumstances giving rise to its determination to take such action (including in the case of an acquisition proposal, the latest material terms and conditions of, and the identity of any third party making, any such acquisition proposal and any amendment or modification thereof or, in the case of an intervening event, the nature of the intervening event in reasonable detail); and

•

at the end of such notice period, each of the FIS board and the Worldpay board, as applicable, takes into account any amendment or modification to the merger agreement proposed by Worldpay, in the case of the FIS board (which is required to be negotiated in good faith by FIS), or by FIS, in the case of the Worldpay board (which is required to be negotiated in good faith by Worldpay), and after receiving the advice of its outside legal counsel and its outside financial advisor, determines in good faith that it would nevertheless be inconsistent with its fiduciary duties under applicable law to continue to recommend the merger agreement.

Any material amendment to an acquisition proposal will be deemed to be a new acquisition proposal, except that two business days’ prior written notice shall be given, instead of four business days as described above.

Conditions to the Completion of the Merger (page [●])

The respective obligations of each of Worldpay, FIS and Merger Sub to effect the merger are subject to the satisfaction at or prior to the effective time of the following conditions:

•

Worldpay Stockholder Approval and FIS Shareholder Approval. The approval of the Worldpay merger proposal by the requisite vote of the Worldpay stockholders must have been obtained, which we refer to as the Worldpay stockholder approval, and the approval of the FIS share issuance proposal by the requisite vote of the FIS shareholders must have been obtained, which we refer to as the FIS shareholder approval.

•

Effectiveness of the Registration Statement. The registration statement of which this joint proxy statement/prospectus forms a part must have become effective under the Securities Act and must not be the subject of any stop order issued by the SEC or any proceedings for that purpose that have been initiated or threatened by the SEC and not withdrawn.

•	NYSE Listing. Shares of FIS common stock that will be issued pursuant to the merger agreement must have been authorized for listing on the NYSE, subject to official notice of issuance.

•

UK Prospectus. A prospectus in relation to the FIS common stock must have been, if required by applicable law, approved by the FCA or other applicable government entity and made available to the public in accordance with applicable law.

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No Injunction or Restraints and No Illegality. There must not be any order, injunction or decree issued by any governmental entity of competent jurisdiction preventing the completion of the merger in effect, and there must not be any statute, rule or regulation that has been enacted, entered, promulgated or enforced by any relevant governmental entity which prohibits or makes illegal consummation of the merger.

•	Requisite Regulatory Approvals. All requisite regulatory approvals as described below must have been obtained:

•

any applicable waiting period under the HSR Act must have been expired or been earlier terminated and any timing agreement delaying the closing entered into in connection therewith must have expired, which we refer to as the HSR Act clearance;

•

all other authorizations, consents, orders, approvals, filings and declarations (and all other expirations of waiting periods), required pursuant to other antitrust or competition laws of certain non-U.S. jurisdictions as agreed to by the parties must have been obtained, including the European Union; and

•

certain additional regulatory approvals as agreed to by the parties must have been obtained and must remain in full force and effect and all statutory waiting periods in respect thereof must have expired or been terminated.

The obligations of FIS and Merger Sub to effect the merger are subject to the satisfaction, or waiver by FIS, at or prior to the effective time, of the following additional conditions:

•

subject to certain exceptions and materiality standards provided in the merger agreement, the representations and warranties of Worldpay must be true and correct as of the date of the merger agreement and as of and as though made on the closing date (except to the extent a representation or warranty is made solely as of an earlier date, in which case as of such date); and

•

subject to certain exceptions provided in the merger agreement, Worldpay must have performed and complied in all material respects with all obligations required to be performed or complied with by it under the merger agreement at or prior to the closing.

The obligations of Worldpay to effect the merger are subject to the satisfaction, or waiver by Worldpay, at or prior to the effective time, of the following additional conditions:

•

subject to certain exceptions and materiality standards provided in the merger agreement, the representations and warranties of FIS must be true and correct as of the date of the merger agreement and as of and as though made on the closing date (except to the extent a representation or warranty is made as of an earlier date, in which case as of such date); and

•

each of FIS and Merger Sub must have performed and complied with, in all material respects, the obligations required to be performed and complied with by it under the merger agreement at or prior to the closing.

Termination (page [●])

Termination by Mutual Consent

The merger agreement may be terminated at any time prior to the effective time by mutual consent of FIS and Worldpay in a written instrument.

Termination by Either FIS or Worldpay

Either FIS or Worldpay may terminate the merger agreement at any time prior to the effective time under the following circumstances:

•

if (i) any governmental entity required to grant a requisite regulatory approval has denied approval of the merger and such denial has become final and non-appealable or (ii) any governmental entity of competent jurisdiction has issued a final non-appealable order, injunction or decree permanently enjoining or otherwise prohibiting or making illegal the completion of the merger (unless the occurrence of the foregoing is due to the failure of the party seeking to terminate the merger agreement to perform or comply with the covenants and agreements of such party set forth in the merger agreement);

•	if the merger has not completed by March 17, 2020, which we refer to as the initial termination date and, as it may be extended below, referred to as the termination date:

•

if, on the initial termination date, any of the requisite regulatory approvals has not been obtained and all of the other conditions to closing set forth in the merger agreement have been satisfied or waived (other than those conditions that by their nature can only be satisfied at the closing), the initial termination date may be extended by either FIS or Worldpay to June 17, 2020, which we refer to as the extended termination date, on written notice to the other party on or by the initial termination date;

•

notwithstanding the foregoing, if the failure of the closing to occur by the initial termination date or the extended termination date, as applicable, is due to the failure of the party seeking to terminate the merger agreement or to extend the termination date, as applicable, to perform or observe the covenants and agreements of such party set forth in the merger agreement, such party will not have the right to seek to terminate the merger agreement or to extend the termination date, as applicable, which such termination we refer to as an “outside date termination;”

•

if the requisite approval by the Worldpay stockholders of the Worldpay merger proposal has not been obtained by the time that the duly convened Worldpay meeting (including any adjournments or postponements thereof) has been concluded, which such termination we refer to as a “Worldpay stockholder approval failure termination;” or

•

if the requisite approval by the FIS shareholders of the FIS share issuance proposal has not been obtained by the time that the duly convened FIS meeting (including any adjournments or postponements) has concluded, which such termination we refer to as a “FIS shareholder approval failure termination.”

Termination by FIS

FIS may also terminate the merger agreement under the following circumstances:

•

at any time prior to the effective time, provided that FIS is not then in material breach of any of its representations, warranties, covenants or other agreements contained in the merger agreement, if there has been a breach of any of the covenants or agreements or any of the representations or warranties (or any such representation or warranty ceases to be true) set forth in the merger agreement on the part of Worldpay, which breach or failure to be true, either individually or in the aggregate with all other breaches by Worldpay (or failures of such representations or warranties to be true), would constitute, if occurring or continuing on the date on which the closing would otherwise have been required to occur pursuant to the merger agreement, the failure of a condition to close as set forth in the merger agreement, and which breach is not cured by the earlier of the termination date or 60 days following written notice to Worldpay or by its nature or timing cannot be cured, which such termination we refer to as a “Worldpay material breach termination;” or

•

prior to obtaining the requisite approval by the Worldpay stockholders of the Worldpay merger proposal, if the Worldpay board has (i) failed to recommend in this joint proxy statement/prospectus that the Worldpay stockholders adopt and approve the Worldpay merger proposal, (ii) effected a change in Worldpay recommendation or (iii) submitted the merger agreement to the Worldpay stockholders without a recommendation for adoption and approval, which such termination we refer to as a “change in Worldpay recommendation termination.”

Termination by Worldpay

Worldpay may also terminate the merger agreement under the following circumstances:

•

at any time prior to the effective time, provided that Worldpay is not then in material breach of any of its representations, warranties, covenants or other agreements contained in the merger agreement, if there has been a breach of any of the covenants or agreements or any of the representations or warranties (or any such representation or warranty ceases to be true) set forth in the merger agreement on the part of FIS or Merger Sub, which breach or failure to be true, either individually or in the aggregate with all other breaches by FIS or Merger Sub (or failures of such representations or warranties to be true), would constitute, if occurring or continuing on the date on which the closing would otherwise have been required to occur pursuant to the merger agreement, the failure of a condition to close as set forth in the merger agreement, and which breach is not cured by the earlier of the termination date or 60 days following written notice to FIS or by its nature or timing cannot be cured, which such termination we refer to as a “FIS material breach termination;” or

•

prior to obtaining the requisite approval by the FIS shareholders of the FIS share issuance proposal, if the FIS board has (i) failed to recommend in this joint proxy statement/prospectus that the FIS shareholders approve the FIS share issuance proposal, (ii) effected a change in FIS recommendation or (iii) submitted the FIS share issuance proposal to the FIS shareholders for approval without a recommendation for approval, which such termination we refer to as a “change in FIS recommendation termination.”

Termination Fee (page [●])

FIS will be required to pay to Worldpay a termination fee of $1 billion under the following circumstances:

•	in the event that the merger agreement is terminated by Worldpay pursuant to a change in FIS recommendation termination; or

•

in the event that the merger agreement is terminated (i) by either FIS or Worldpay pursuant to an outside date termination and the requisite approval by the FIS shareholders of the FIS share issuance proposal has not been obtained prior to such date, (ii) by either FIS or Worldpay pursuant to an FIS shareholder approval failure termination or (iii) by Worldpay pursuant to an FIS material breach termination, in each case, under certain circumstances where, after the date of the merger agreement and prior to termination of the merger agreement, FIS receives a bona fide acquisition proposal prior to such termination, and such acquisition proposal has not been withdrawn at the time of termination of the merger agreement, and within 12 months after such termination FIS enters into a definitive agreement or completes a transaction with respect to an acquisition proposal; provided that, for purposes of the termination fee payable by FIS under this bullet, all references in the definition of acquisition proposal to “25%” will instead refer to “50%.”

Worldpay will be required to pay to FIS a termination fee of $1 billion under the following circumstances:

•	in the event that the merger agreement is terminated by FIS pursuant to a change in Worldpay recommendation termination; or

•

in the event that the merger agreement is terminated (i) by either FIS or Worldpay pursuant to an outside date termination and the requisite Worldpay stockholder approval of the Worldpay merger proposal has not been obtained prior to such date, (ii) by either FIS or Worldpay pursuant to a Worldpay stockholder approval failure termination or (iii) by FIS pursuant to a Worldpay material breach termination, in each case, under certain circumstances where, after the date of the merger agreement and prior to termination of the merger agreement, Worldpay receives a bona fide acquisition proposal prior to such termination, and such acquisition proposal has not been withdrawn at the time of termination of the merger agreement, and within 12 months after such termination Worldpay enters into a definitive agreement or completes a transaction with respect to an acquisition proposal; provided that, for purposes of the termination fee payable by Worldpay under this bullet, all references in the definition of acquisition proposal to “25%” will instead refer to “50%.”

For more information, see “The Merger Agreement—Termination Fee” beginning on page [●].

NYSE Listing of Shares of FIS common stock (page [●])

Under the terms of the merger agreement, FIS is required to cause shares of FIS common stock to be issued in the merger to be authorized for listing on the NYSE prior to the effective time, subject to official notice of issuance. Accordingly, FIS will apply to have the shares of FIS common stock to be issued in the merger authorized for listing on the NYSE, where shares of FIS common stock are currently traded under the symbol “FIS.”

Delisting and Deregistration of Worldpay Class A Common Stock (page [●])

If the merger is completed, there will no longer be any publicly held shares of Worldpay Class A common stock. Accordingly, Worldpay Class A common stock (i) will no longer be listed on the NYSE and will be deregistered under the Exchange Act and (ii) to the extent not delisted prior to completion of the merger, will no longer be listed on the Standard Segment of the Official List of the FCA and the admission to trading of Worldpay’s Class A common stock on the main market of the LSE will be cancelled. Under the terms of the merger agreement, Worldpay is required to cooperate with FIS and use its reasonable best efforts to enable (i) the delisting of Worldpay Class A common stock from the NYSE and the deregistration of Worldpay Class A common stock under the Exchange Act effective as of immediately following the effective time and (ii) the delisting of Worldpay Class A common stock on the Standard Segment of the Official List of the FCA and the cancellation of the admission to trading of Worldpay’s Class A Common Stock on the main market of the LSE effective prior to, but no later than, the effective time. Worldpay, on April 10, 2019, applied for the cancellation of the listing of its Class A common stock on the standard listing of the Official List of the FCA and of trading on the Main Market of the LSE, which we refer to as the Worldpay LSE delisting application. The delisting from the LSE is expected to take effect at or around 8:00 am (BST) on May 20, 2019.

Comparison of the Rights of FIS Shareholders and Worldpay Stockholders (page [●])

Worldpay stockholders will have different rights once they become FIS shareholders due to differences between the organizational documents of, and governing laws applicable to, Worldpay and FIS. See “Comparison of the Rights of FIS Shareholders and Worldpay Stockholders” beginning on page [●].

Appraisal Rights (page [●])

Under Georgia law, FIS shareholders are not entitled to dissenters’ or appraisal rights in connection with the issuance of shares of FIS common stock in the merger.

For purposes of the merger, each holder of record of Worldpay Class A common stock is entitled to appraisal rights under Delaware law in connection with the merger. Pursuant to Section 262 of the DGCL, a holder of record of Worldpay Class A common stock who does not vote for the adoption and approval of the merger agreement and who otherwise follows the procedures set forth in Section 262 of the DGCL has the right to seek appraisal of his, her or its shares of Worldpay Class A common stock, subject to certain limitations in the DGCL, and to receive payment in cash of the judicially determined fair value of his, her or its shares of Worldpay Class A common stock, exclusive of any element of value arising from the accomplishment or expectation of the merger, as determined by the Delaware Court of Chancery, together with interest, if any, to be paid upon the amount judicially determined to be the fair value of such shares of Worldpay Class A common stock. These rights are known as appraisal rights. The “fair value” of such shares of Worldpay Class A common stock as determined by the Delaware Court of Chancery may be more or less than, or the same as, the merger consideration that a holder of record of Worldpay Class A common stock is otherwise entitled to receive for the same number of shares of Worldpay Class A common stock under the terms of the merger agreement. Strict compliance with the statutory procedures in Section 262 of the DGCL is required. A holder of record of Worldpay Class A common stock who wishes to exercise appraisal rights, or preserve the ability to do so, must not vote for the Worldpay merger proposal, or deliver a signed proxy without indicating a decision on the Worldpay merger proposal. Any signed proxies returned without indicating a decision on the Worldpay merger proposal will be considered as voting “FOR” the Worldpay merger proposal.

The DGCL requirements for exercising appraisal rights are described in further detail in “Appraisal Rights” beginning on page [●], and Section 262 of the DGCL, the relevant section of the DGCL regarding appraisal rights, is reproduced and attached as Annex E to this joint proxy statement/prospectus. A holder of record of Worldpay Class A common stock intending to exercise his, her or its appraisal rights should carefully review Annex E to this joint proxy statement/prospectus in its entirety. Failure to follow precisely any of the statutory procedures set forth in Section 262 of the DGCL may result in loss of appraisal rights.

Material U.S. Federal Income Tax Consequences of the Merger (page [●])

Worldpay and FIS intend for the merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Assuming that the merger is so treated, if you are a U.S. holder of Worldpay Class A common stock and you exchange all of your Worldpay Class A common stock in exchange for FIS common stock and cash in the merger, you will not recognize any gain or loss with respect to your Worldpay Class A common stock, except to the extent of any cash you may receive as part of the merger consideration and cash in lieu of a fractional share.

Worldpay has requested that Skadden render its opinion to Worldpay, dated the closing date of the merger, to the effect that, based on certain facts, representations, covenants, and assumptions, the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. Whether such opinion can be given will depend on, among other factors, the fair market value of the FIS common stock as of the closing date of the merger. Moreover, if such opinion is rendered, there can be no assurance that the IRS will agree with the conclusions expressed therein. The obligation of FIS and Worldpay to consummate the merger, however, is not conditioned upon the receipt of such opinion from Skadden or any other counsel, nor have the parties applied for a ruling from the IRS.

In the event that Skadden is unable to deliver an opinion that the merger will qualify as a reorganization under Section 368(a) of the Code, Worldpay and FIS will each use its reasonable best efforts to employ an alternative structure that would qualify as a reorganization within the meaning of Section 368(a) of the Code. The tax consequences of any alternative structure to holders of Worldpay Class A common stock would be the same as described below in “The Merger—Material U.S. Federal Income Tax Consequences of the Merger” if the merger qualified as a reorganization. Worldpay’s and FIS’ obligations to employ an alternative structure (A) shall not

(1) without the consent of Worldpay and FIS, alter or change the amount, nature or mix of the merger consideration or (2) impose any material incremental economic costs on FIS or Worldpay or reduce the anticipated benefits to FIS or Worldpay of the merger or the other transactions contemplated by the merger agreement in any material respect and (B) shall be capable of consummation by the termination date.

If the merger fails to qualify as a reorganization within the meaning of Section 368(a) of the Code, and an alternative structure that would qualify as a reorganization within the meaning of Section 368(a) of the Code is not undertaken, a U.S. holder of Worldpay Class A common stock generally would recognize gain or loss in an amount equal to the difference between (1) the fair market value of the shares of FIS common stock and the amount of cash received in the merger by the holder (including cash received in lieu of a fractional share of FIS common stock) and (2) the holder’s basis in the Worldpay Class A common stock surrendered.

You should read “The Merger—Material U.S. Federal Income Tax Consequences of the Merger” beginning on page [●] of this joint proxy statement/prospectus for a more complete discussion of the material U.S. federal income tax consequences of the merger. The discussion of the material U.S. federal income tax consequences contained in this joint proxy statement/prospectus is intended to provide only a general discussion and is not a complete analysis or description of all potential U.S. federal income tax consequences of the merger that may vary with, or are dependent on, individual circumstances. In addition, it does not address the effects of any foreign, state or local tax laws. You should consult your tax advisor to determine the tax consequences of the merger to you.

Accounting Treatment of the Merger (page [●])

The merger will be accounted for using the acquisition method of accounting, with FIS as the acquirer of Worldpay. FIS will record assets acquired, including identifiable intangible assets, and liabilities assumed from Worldpay at their respective fair values at the effective time of the merger. Any excess of the purchase price over the fair value of such assets minus the fair value of such liabilities will be recorded as goodwill. See “The Merger—Accounting Treatment of the Merger” beginning on page [●].

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF FIS

The following table presents selected historical consolidated financial data of FIS as of and for the fiscal years ended December 31, 2018, 2017, 2016, 2015 and 2014. The selected historical consolidated financial data as of December 31, 2018 and 2017, and for the years ended December 31, 2018, 2017 and 2016, have been derived from FIS’ audited consolidated financial statements and accompanying notes contained in FIS’ Annual Report on Form 10-K for the year ended December 31, 2018, which is incorporated by reference herein. The selected historical consolidated financial data as of December 31, 2016, 2015 and 2014, and for the years ended December 31, 2015 and 2014, have been derived from FIS’ audited consolidated financial statements for such years and accompanying notes, which are not incorporated by reference herein.

The information set forth below is only a summary. You should read the following information together with FIS’ consolidated financial statements and accompanying notes and the sections entitled “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in FIS’ Annual Report on Form 10-K for the year ended December 31, 2018, which is incorporated by reference herein, and in FIS’ other reports filed with the SEC. The selected historical data presented below constitutes historical financial data of FIS. FIS’ historical consolidated financial information may not be indicative of the future performance of FIS or the combined company. For more information, see “Where You Can Find More Information” beginning on page [●].

	Year Ended December 31,
	2018	2017	2016	2015	2014
	(In millions, except per share data)
Statement of Earnings Data:
Revenue	$8,423	$8,668	$8,831	$6,260	$6,413
Cost of revenue	5,569	5,794	5,895	4,071	4,327

Gross profit	2,854	2,874	2,936	2,189	2,086
Selling, general and administrative expenses	1,301	1,442	1,707	1,102	815
Asset impairments	95	—	—	—	—

Operating income	1,458	1,432	1,229	1,087	1,271
Total other income (expense), net income taxes and equity method investment earnings (loss)	(354)	(456)	(392)	(62)	(218)

Earnings from continuing operations before income taxes and equity method investment earnings (loss)	1,104	976	837	1,025	1,053
Provision (benefit) for income taxes	208	(321)	291	375	335
Equity method investment earnings (loss)	(15)	(3)	—	—	—

Earnings from continuing operations, net of tax	881	1,294	546	650	718
Earnings (loss) from discontinued operations, net of tax	—	—	1	(7)	(11)

Net earnings	881	1,294	547	643	707
Net (earnings) loss attributable to noncontrolling interest	(35)	(33)	(22)	(19)	(28)

Net earnings attributable to FIS common stockholders	$846	$1,261	$525	$624	$679

Net earnings per share—basic from continuing operations attributable to FIS common stockholders	$2.58	$3.82	$1.61	$2.21	$2.42
Net earnings (loss) per share—basic from discontinued operations attributable to FIS common stockholders	—	—	—	(0.03)	(0.04)

Net earnings per share—basic attributable to FIS common stockholders	$2.58	$3.82	$1.61	$2.19	$2.38

Weighted average shares—basic	328	330	326	285	285

	Year Ended December 31,
	2018	2017	2016	2015	2014
	(In millions, except per share data)
Net earnings per share—diluted from continuing operations attributable to FIS common stockholders	$2.55	$3.75	$1.59	$2.18	$2.39
Net earnings (loss) per share—diluted from discontinued operations attributable to FIS common stockholders	—	—	—	(0)	(0)

Net earnings per share—diluted attributable to FIS common stockholders	$2.55	$3.75	$1.59	$2.16	$2.35

Weighted average shares—diluted	332	336	330	289	289

Amounts attributable to FIS common stockholders:
Earnings from continuing operations, net of tax	$846	$1,261	$524	$631	$690
Earnings (loss) from discontinued operations, net of tax	—	—	1	(7)	(11)

Net earnings attributable to FIS common stockholders	$846	$1,261	$525	$624	$679

	As of December 31,
	2018	2017	2016	2015	2014
	(In millions, except per share data)
Balance Sheet Data:
Cash and cash equivalents	$703	$665	$683	$682	$493
Goodwill	13,545	13,730	14,178	14,745	8,878
Intangible assets, net	3,132	3,885	4,590	5,080	1,268
Total assets	23,770	24,526	26,026	26,185	14,521
Total debt	8,985	8,763	10,478	11,444	5,068
Total FIS stockholders’ equity	10,215	10,711	9,675	9,298	6,557
Noncontrolling interest	7	109	104	86	135
Total equity	10,222	10,820	9,779	9,384	6,692
Cash dividends declared per share	$1.28	$1.16	$1.04	$1.04	$0.96

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF WORLDPAY

The following tables present selected historical consolidated financial data of Worldpay as of and for the fiscal years ended December 31, 2018, 2017, 2016, 2015 and 2014. The selected historical consolidated financial data as of December 31, 2018 and 2017, and for the years ended December 31, 2018, 2017 and 2016, have been derived from Worldpay’s audited consolidated financial statements and accompanying notes for the year ended December 31, 2018 contained in Worldpay’s Annual Report on Form 10-K for the year ended December 31, 2018, filed with the SEC on February 26, 2019, which is incorporated by reference herein. The selected historical consolidated financial data as of December 31, 2016, 2015 and 2014, and for the years ended December 31, 2015 and 2014, have been derived from Worldpay’s audited consolidated financial statements for such years and accompanying notes, which are not incorporated by reference herein.

The information set forth below is only a summary. You should read the following information together with Worldpay’s consolidated financial statements and accompanying notes and the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in Worldpay’s Annual Report on Form 10-K for the year ended December 31, 2018, filed with the SEC on February 26, 2019, which is incorporated by reference herein, and in Worldpay’s other reports filed with the SEC. Worldpay’s historical consolidated financial information may not be indicative of the future performance of Worldpay or the combined company. For more information, see “Where You Can Find More Information” beginning on page [●].

	Year Ended December 31,
	2018	2017	2016	2015	2014
	(in millions, except share data)
Statement of income data:
Revenue	$3,925.4	$4,026.5	$3,579.0	$3,159.9	$2,577.2
Network fees and other costs(1)	—	1,903.2	1,674.2	1,478.2	1,174.7
Sales and marketing	1,131.7	669.5	582.3	503.9	396.3
Other operating costs	698.0	318.7	294.2	284.1	242.4
General and administrative	662.1	295.1	189.7	182.4	174.0
Depreciation and amortization	1,095.0	318.5	270.1	276.9	275.1

Income from operations	338.6	521.5	568.5	434.4	314.7
Interest expense-net	(304.9)	(140.6)	(109.5)	(105.7)	(79.7)
Non-operating (expense) income	(41.8)	432.8	(36.3)	(31.3)	0.2

(Loss) income before applicable income taxes	(8.1)	813.7	422.7	297.4	235.2
Income tax (benefit) expense	(27.7)	631.0	141.8	88.2	66.2

Net income	19.6	182.7	280.9	209.2	169.0
Less: Net income attributable to non-controlling interests	(6.8)	(52.6)	(67.7)	(61.3)	(43.7)

Net income attributable to Worldpay, Inc.	$12.8	$130.1	$213.2	$147.9	$125.3

Net income per share attributable to Worldpay, Inc. Class A common stock:
Basic	$0.04	$0.81	$1.37	$1.02	$0.88
Diluted	$0.04	$0.80	$1.32	$0.95	$0.75
Shares used in computing net income per share of Class A common stock:
Basic	292,992,892	161,293,062	156,043,636	145,044,577	141,936,933
Diluted	295,214,282	162,807,146	162,115,549	200,934,442	199,170,813

The results for the year ended December 31, 2018 presented in the table above include the legacy Worldpay acquisition beginning on January 16, 2018.

(1)

See Note 2—Revenue Recognition in “Item 8—Financial Statements and Supplementary Data” contained in Worldpay’s Annual Report on Form 10-K for the year ended December 31, 2018, filed with the SEC on February 26, 2019, which addresses the change in presentation.

	Year Ended December 31,
	2018	2017	2016	2015	2014
	(in millions)
Balance sheet data:
Cash and cash equivalents	$196.5	$126.5	$139.1	$197.1	$411.6
Total assets	24,888.5	8,667.0	7,044.0	6,465.4	6,336.1
Total long-term liabilities	8,795.3	6,232.0	3,747.7	3,945.0	4,072.2
Non-controlling interests	349.6	68.1	291.6	272.3	397.6
Total equity	$10,204.0	$600.6	$1,607.3	1,225.1	$1,300.6

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

The following tables present unaudited pro forma condensed combined financial information about FIS’ consolidated balance sheet and statement of earnings after giving effect to the merger. The information under “Unaudited Pro Forma Condensed Combined Balance Sheet Data” in the table below gives effect to the merger as if it had taken place on December 31, 2018. The information under “Unaudited Pro Forma Condensed Combined Statement of Earnings Data” in the table below gives effect to the merger as if it had taken place on January 1, 2018. This selected unaudited pro forma condensed combined financial information was prepared using the acquisition method of accounting where FIS is considered the acquirer of Worldpay for accounting purposes. See “The Merger—Accounting Treatment of the Merger” beginning on page [●].

This selected unaudited pro forma condensed combined financial information has been prepared for illustrative purposes only and is based on currently available information and assumptions and estimates considered appropriate by FIS’ management; however, it is not necessarily indicative of what FIS’ consolidated financial condition or results of operations actually would have been assuming the merger had been completed as of the dates indicated. The information presented below should be read in conjunction with the historical consolidated financial statements of FIS and Worldpay, including the related notes, filed by each of them with the SEC, in addition to the pro forma condensed combined financial information of FIS and Worldpay, including the related notes, appearing elsewhere in this joint proxy statement/prospectus. See the sections entitled “Where You Can Find More Information” and “Unaudited Pro Forma Condensed Combined Financial Statements” beginning on pages [●] and [●], respectively, of this joint proxy statement/prospectus.

Unaudited Pro Forma Condensed Combined Statement of Earnings Data

(In millions)	For the Year Ended December 31, 2018
Revenue	$12,375
Cost of revenue	8,161

Gross profit	4,214
Selling, general and administrative expenses	2,310
Asset impairments	95

Operating income	1,809

Other income (expense):
Interest income	28
Interest expense	(794)
Other income (expense), net	(99)

Total other income (expense), net	(865)

Earnings before income taxes and equity method investment earnings	944
Provision for income taxes	148
Equity method investment loss	(15)

Net earnings	781
Less: Net earnings attributable to noncontrolling interests	(38)

Net earnings attributable to shareholders	$743

Unaudited Pro Forma Condensed Combined Balance Sheet Data

(In millions)	As of December 31, 2018
ASSETS
Current assets:
Cash and cash equivalents	$665
Settlement deposits	3,832
Trade receivables, net	3,167
Contract assets	123
Settlement receivables	281
Other receivables	166
Prepaid expenses and other current assets	894

Total current assets	$9,128
Property and equipment, net	780
Goodwill	49,434
Intangible assets, net	13,632
Computer software, net	2,029
Deferred contract costs, net	475
Other noncurrent assets	571

Total assets	$76,049

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$2,979
Settlement payables	4,696
Deferred revenue	764
Short-term borrowings	9,737
Current portion of long-term debt	70

Total current liabilities	$18,246
Long-term debt, excluding current portion	10,416
Deferred income taxes	3,225
Deferred revenue	67
Other long-term liabilities	992

Total liabilities	$32,946

Equity:
Total FIS equity	43,084
Total Worldpay equity	—
Noncontrolling interest	19

Total equity	$43,103

Total liabilities and equity	$76,049

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA PER SHARE DATA

The historical per share data for FIS common stock and Worldpay Class A common stock below has been derived from the audited consolidated financial statements of each of FIS and Worldpay, respectively, as of and for the year ended December 31, 2018, contained in the FIS’ Annual Report on Form 10-K for the year ended December 31, 2018, filed with the SEC on February 21, 2019, and the Worldpay’s Annual Report on Form 10-K for the year ended December 31, 2018, filed with the SEC on February 26, 2019, respectively, which are each incorporated by reference herein. The unaudited pro forma combined per share data and unaudited pro forma combined per share equivalent data has been derived from such historical per share data.

The unaudited pro forma combined per share data set forth below gives effect to the merger as if it had occurred on January 1, 2018, the beginning of the earliest period presented, in the case of continuing net earnings per share data, and as of December 31, 2018, in the case of book value per share data, assuming that each outstanding share of Worldpay Class A common stock (other than the excluded shares and assuming all outstanding and issued Worldpay Class B common stock had previously been converted into Worldpay Class A common stock and cancelled), had been converted into shares of FIS common stock based on the exchange ratio of 0.9287 shares of FIS common stock for each share of Worldpay Class A common stock.

The unaudited pro forma combined per share data has been prepared using the acquisition method of accounting. See “Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page [●] for more information. Accordingly, the pro forma adjustments reflect the assets and liabilities of Worldpay at their preliminary estimated fair values. Differences between these preliminary estimates and the final values in acquisition accounting will occur and these differences could have a material impact on the unaudited pro forma combined per share information set forth below.

The unaudited pro forma combined per share data is presented for illustrative purposes only and does not purport to represent the actual results of operations that FIS would have achieved had the merger been completed as of the dates indicated.

The unaudited pro forma combined per share equivalent data set forth below shows the effect of the merger from the perspective of an owner of Worldpay Class A common stock. The information was calculated by multiplying the unaudited pro forma combined per share data by the exchange ratio of 0.9287. These computations exclude the benefit to Worldpay stockholders from receiving the cash portion of the merger consideration. This data shows how each share of Worldpay Class A common stock would have participated in net income and book value of FIS if the companies had been consolidated for accounting and financial reporting purposes as of the dates indicated. These amounts, however, are not intended to reflect future per share levels of net income and book value of FIS.

You should read the information below in conjunction with the selected historical consolidated financial data included elsewhere in this joint proxy statement/prospectus and the historical consolidated financial statements of FIS and Worldpay and related notes that have been filed with the SEC, certain of which are incorporated by reference herein. See “Selected Historical Consolidated Financial Data of FIS,” “Selected Historical

Consolidated Financial Data of Worldpay” and “Where You Can Find More Information” beginning on pages [●],[●] and [●], respectively.

	FIS Historical	Worldpay Historical	Unaudited Pro Forma Combined	Unaudited Pro Forma Combined Equivalent(1)
As of and for the year ended December 31, 2018:
Net Earnings per share:
Basic	$2.58	$0.04	$1.20	$1.11
Diluted(2)	2.55	0.04	1.20	1.11
Book value per common share(3)	31.31	32.80	70.02	65.03
Dividends declared per common share(4)	1.28	—	1.28	1.19

(1)	Calculated by multiplying the unaudited pro forma combined per share data by the exchange ratio of 0.9287.
(2)

Pursuant to the merger agreement, at the effective time, Worldpay’s equity awards will be converted into corresponding equity awards with respect to shares of FIS. At this time, FIS has not completed its analysis and calculations related to eligible employees and vesting schedules in sufficient detail necessary to arrive at fair value; however, the impact is not expected to be material in the context of the transaction and thus has not been reflected in the diluted weighted average shares.

(3)

The respective historical book values per share of FIS and Worldpay are computed by dividing the respective total shareholders’ equity, net of noncontrolling interest, by the respective number of shares outstanding at the end of the period. The unaudited pro forma combined book value per share is computed by dividing total pro forma combined shareholders’ equity, net of noncontrolling interest, by the number of pro forma combined FIS common shares outstanding at the end of the period.

(4)

Worldpay did not declare or pay cash dividends during the period presented. Dividend payments are subject to FIS board approval and there is no guarantee that dividend payments will be made following the effective time of the merger.

COMPARATIVE PER SHARE MARKET PRICES AND IMPLIED VALUE OF MERGER CONSIDERATION

The following table sets forth the closing price per share of FIS common stock and of Worldpay Class A common stock as of March 15, 2019, the last trading day prior to the public announcement of the merger, and [●], 2019, the most recent practicable trading day prior to the date of this joint proxy statement/prospectus. The table also shows the implied value of the merger consideration for each share of Worldpay Class A common stock as of the same two dates. This implied value was calculated by multiplying the closing price of a share of FIS common stock on the relevant date by the exchange ratio of 0.9287 plus $11.00 in cash. FIS common stock is listed on NYSE under the trading symbol “FIS.” Worldpay Class A common stock is listed on the NYSE under the trading symbol “WP” and on the LSE under the trading symbol “WPY.”

	FIS Common Stock		Worldpay Class A Common Stock		Implied Per Share Value of Merger Consideration
March 15, 2019		$108.88		$98.68		$112.12
[●], 2019	$	[●]	$	[●]	$	[●]

The market prices of shares of FIS common stock and Worldpay Class A common stock have fluctuated since the date of the announcement of the merger and will continue to fluctuate between the date of this joint proxy statement/prospectus, the date of the FIS special meeting, the Worldpay special meeting and the date on which the merger is completed, and the market price of shares of FIS common stock will continue to fluctuate after the completion of the merger. No assurance can be given concerning the market prices of FIS common stock or Worldpay Class A common stock before the completion of the merger or FIS common stock after the completion of the merger. Because the stock consideration is payable in a fixed number of shares of FIS common stock, the market price of FIS common stock (and therefore the value of the merger consideration) when received by Worldpay stockholders after the completion of the merger could be greater than, less than or the same as shown in the table above. Accordingly, Worldpay stockholders are advised to obtain current market quotations for FIS common stock and Worldpay Class A common stock when considering whether to vote or abstain from voting on the Worldpay merger proposal.

The cash component of the merger consideration is fixed at $11.00 per share of Worldpay Class A common stock.

Dividends

Worldpay does not currently pay a dividend on its Class A common stock. FIS currently pays a quarterly dividend on its common stock. Under the terms of the merger agreement, Worldpay agreed not to make, and currently does not intend to, declare or pay any dividend on its capital stock without FIS’ consent and FIS is permitted to, and intends to, continue declaring and paying a quarterly dividend on its capital stock in accordance with its past practices in respect of timing and amount.

RISK FACTORS

In deciding how to vote, FIS shareholders and Worldpay stockholders, respectively, should carefully consider the following risk factors and all of the information contained in or incorporated by reference herein, including, but not limited to, the matters addressed in “Cautionary Statement Regarding Forward-Looking Statements” beginning on page [●] and the matters discussed under “Item 1A. Risk Factors” of FIS’ Annual Report on Form 10-K for the fiscal year ended December 31, 2018 and Worldpay’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, as updated from time to time in FIS’ and Worldpay’s subsequent filings with the SEC, which are incorporated by reference herein. See “Where You Can Find More Information” beginning on page [●].

Risk Factors Relating to the Merger

Because the market price of FIS common stock will fluctuate, Worldpay stockholders cannot be sure of the value of the shares of FIS common stock they will be entitled to receive in the merger. In addition, because the exchange ratio is fixed, the number of shares of FIS common stock to be received by Worldpay stockholders in the merger will not change between now and the time the merger is completed to reflect changes in the trading prices of FIS common stock or Worldpay Class A common stock.

As a result of the merger, each share of Worldpay Class A common stock issued and outstanding immediately prior to the effective time (other than the excluded shares) will be converted into the right to receive, without interest and subject to any applicable withholding taxes, 0.9287 shares of FIS common stock, together with cash in lieu of fractional shares, if any, and $11.00 in cash. The exchange ratio and the cash consideration amount is fixed, which means that it will not change between now and the closing date, regardless of whether the market price of either FIS common stock or Worldpay Class A common stock changes. Therefore, the value of the merger consideration will depend, in part, on the market price of FIS common stock at the effective time. The market price of FIS common stock has fluctuated since the date of the announcement of the merger agreement and will continue to fluctuate from the date of this joint proxy statement/prospectus to the date of the Worldpay special meeting, the date of the FIS shareholder meeting, the date the merger is completed and thereafter. The market price of FIS common stock, when received by Worldpay stockholders after the merger is completed, could be greater than, less than or the same as the market price of FIS common stock on the date of this joint proxy statement/prospectus or at the date of the Worldpay special meeting. Accordingly, you should obtain current stock price quotations for FIS common stock and Worldpay Class A common stock before deciding how to vote or whether abstain from voting on any of the proposals described in this joint proxy statement/prospectus.

The market price for FIS common stock following the closing may be affected by factors different from those that historically have affected or currently affect FIS common stock and Worldpay Class A common stock.

At the effective time of the merger, Worldpay stockholders will be entitled to receive shares of FIS common stock. The combined company’s business and financial position will differ from the business and financial position of each of FIS and Worldpay before the completion of the merger, and the results of operations of the combined company will be affected by some factors that are different from those currently affecting the results of operations of FIS and those currently affecting the results of operations of Worldpay. Accordingly, the market price and performance of FIS common stock is likely to be different from the performance of Worldpay Class A common stock in the absence of the merger. In addition, general fluctuations in stock markets could have a material adverse effect on the market for, or liquidity of, FIS common stock, regardless of FIS’ actual operating performance. For a discussion of the businesses of FIS and Worldpay and important factors to consider in connection with those businesses, see the documents incorporated by reference herein and referred to in “Where You Can Find More Information” beginning on page [●].

Current FIS shareholders and Worldpay stockholders will generally have a reduced ownership and voting interest in FIS or Worldpay, respectively, after the merger.

FIS shareholders and Worldpay stockholders currently have the right to vote for the directors of, and on other matters affecting, their respective companies. Immediately after the completion of the merger, each FIS shareholder will remain a shareholder of FIS but with a percentage ownership that will be smaller than such shareholder’s percentage of FIS as of immediately prior to the merger. As a result of this reduced ownership percentage, FIS shareholders will generally have less voting power in FIS after the merger than they did prior to the merger. Based on the number of shares of Worldpay Class A common stock issued and outstanding as of [●], 2019, it is estimated that FIS will issue approximately [●] million shares of FIS common stock to Worldpay stockholders in the aggregate upon completion of the merger. Immediately following the completion of the merger, former FIS shareholders are expected to own approximately 53% of, and former Worldpay stockholders are expected to own approximately 47% of, the issued and outstanding shares of the combined company.

The merger is subject to the receipt of consents and clearances from domestic and foreign regulatory authorities that may impose conditions that could have a material adverse effect on FIS or Worldpay following the merger, or, if not obtained, could prevent the completion of the merger. In addition, FIS is not obligated to take certain actions in connection with obtaining certain approvals.

Before the merger can be completed, waiting periods must expire or terminate under applicable antitrust laws, including the HSR Act, and various approvals, consents or clearances must be obtained from certain other U.S. and non-U.S. regulatory authorities. In deciding whether to grant antitrust or regulatory clearances, the relevant authorities will consider the effect of the merger on competition, in the case of competition authorities, and a variety of other factors, in the case of other authorities. Although FIS and Worldpay have agreed in the merger agreement to use reasonable best efforts to make certain governmental filings and, subject to certain limitations, obtain the required governmental authorizations, as the case may be, there can be no assurance that the relevant authorizations will be obtained.

The governmental authorities from which these authorizations are required have broad discretion in administering the governing regulations. The terms and conditions of approvals that are granted may require that the parties divest certain businesses, assets, or products prior to or after the closing the merger or impose requirements, limitations, costs or restrictions on the conduct of FIS following the closing of the merger. At any time before or after completion of the merger, notwithstanding the termination of the waiting period under the HSR Act, the DOJ or the FTC, or any state or foreign governmental entity, could take such action under the antitrust laws as each deems necessary or desirable in the public interest, including seeking to enjoin the completion of the merger or seeking divestiture of substantial assets of Worldpay or FIS. Private parties also may seek to take legal action under the antitrust laws under certain circumstances.

Under the terms of the merger agreement, subject to certain conditions, both parties are required to use reasonable best efforts to obtain all of the foregoing authorizations or approvals. “Reasonable best efforts” in connection with obtaining HSR Act clearance or any other approval required pursuant to any other antitrust or competition law in the United States requires FIS to (i) sell, divest or otherwise encumber any asset or business if such sale, divestiture or encumbrance would not be material to the combined company and its subsidiaries, taken as a whole or (ii) agree to any limits or restrictions on the business of the combined company and its subsidiaries unless such limit or restriction would be material to the combined company and its subsidiaries, taken as a whole. Additional information about each party’s commitments to take certain specified actions, subject to certain exceptions and limitations, in connection with obtaining regulatory approvals are described under “The Merger—Regulatory Approvals” beginning on page [●] and “The Merger Agreement—Regulatory Approvals; Efforts to Complete the Merger” beginning on page [●].

There can be no assurance that regulators will not impose terms, conditions, requirements, limitations, costs or restrictions that would delay the completion of the merger, impose additional material costs on or limit the revenues of FIS after the merger, or limit some of the cost savings and other benefits that FIS and Worldpay expect following completion of the merger. In addition, neither FIS nor Worldpay can provide any assurance that any such terms, conditions, requirements, limitations, costs, or restrictions will not result in the abandonment of the merger. In addition, disruptions in government operations, such as the recent shutdown of the U.S. government, could cause delay in obtaining approvals or increase processing times. Any delay in completing the merger or any modification to the merger currently contemplated may adversely affect the timing and amount of cost savings and other benefits that are expected to be achieved from the merger. There can be no assurance that all required regulatory approvals will be obtained, or obtained prior to the termination date.

The merger is subject to receipt of the requisite approvals from FIS shareholders as to the FIS share issuance proposal and Worldpay stockholders as to the Worldpay merger proposal.

Before the merger can be completed, FIS shareholders must approve the FIS share issuance proposal and Worldpay stockholders must approve the Worldpay merger proposal.

The merger is subject to a number of conditions to the obligations of both FIS and Worldpay to complete the merger, which, if not fulfilled, or not fulfilled in a timely manner, may result in termination of the merger agreement.

The respective obligations of each of Worldpay and FIS to effect the merger are subject to the satisfaction at or prior to the effective time of the following conditions:

•	the approval of the Worldpay merger proposal by the requisite vote of the Worldpay stockholders must have been obtained;

•	the approval of the FIS share issuance proposal by the requisite vote of the FIS shareholders must have been obtained;

•	shares of FIS common stock that will be issued in the merger must have been authorized for listing on NYSE, subject to official notice of issuance;

•

a prospectus in relation to FIS common stock, if required by applicable law, must be approved by the FCA or other applicable governmental entity and made available to the public in accordance with applicable law;

•

the registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, will have become effective under the Securities Act and no stop order suspending its effectiveness may be in effect;

•	no injunctions or decrees by any relevant governmental entity that prevent the merger may be outstanding;

•	all requisite regulatory approvals, both antitrust or otherwise and both U.S. and non-U.S., must have been obtained;

•	subject to certain exceptions and materiality standards provided in the merger agreement, the representations and warranties of the other party must be true and correct; and

•	the other party must have performed or complied in all material respects with all of its obligations under the merger agreement.

Many of the conditions to completion of the merger are not within either FIS’ or Worldpay’s control, and neither company can predict when, or if, these conditions will be satisfied. If any of these conditions is not satisfied or waived prior to March 17, 2020, which date may be extended once to June 17, 2020, it is possible that the merger agreement may be terminated. Although FIS and Worldpay have agreed in the merger agreement to use reasonable best efforts, subject to certain limitations, to complete the merger as promptly as practicable, these and other conditions to the completion of the merger may fail to be satisfied. In addition, satisfying the conditions to and completion of the merger may take longer, and could cost more, than FIS and Worldpay expect. Neither FIS nor Worldpay can predict whether and when these other conditions will be satisfied. Furthermore, the requirements for obtaining the required clearances and approvals could delay the completion of the merger for a significant period of time or prevent them from occurring. Any delay in completing the merger may adversely affect the cost savings and other benefits that FIS and Worldpay expect to achieve if the merger and the integration of the companies’ respective businesses are completed within the expected timeframe. There can be no assurance that all required regulatory approvals will be obtained, or obtained prior to the termination date.

Uncertainties associated with the merger may cause a loss of management personnel and other key employees of FIS and Worldpay, which could adversely affect the future business and operations of FIS following the merger.

FIS and Worldpay are dependent on the experience and industry knowledge of their officers and other key employees to execute their business plans. FIS’ success after the merger will depend in part upon its ability to retain key management personnel and other key employees. Current and prospective employees of FIS and Worldpay may experience uncertainty about their roles within FIS following the merger or other concerns regarding the timing and completion of the merger or the operations of FIS following the merger, any of which may have an adverse effect on the ability of each of FIS and Worldpay to retain or attract key management and other key personnel. If FIS or Worldpay are unable to retain personnel, including FIS’ and Worldpay’s key management, who are critical to the future operations of the companies, FIS and Worldpay could face disruptions in their operations, loss of existing customers, loss of key information, expertise or know-how and unanticipated additional recruitment and training costs. In addition, the loss of key personnel could diminish the anticipated benefits of the merger. No assurance can be given that FIS, following the merger, will be able to retain or attract key management personnel and other key employees of FIS and Worldpay to the same extent that FIS and Worldpay have previously been able to retain or attract their own employees.

FIS’ and Worldpay’s business relationships may be subject to disruption due to uncertainty associated with the transaction.

The business relationships of FIS and Worldpay may be subject to disruption due to uncertainty associated with the merger, which could have a material adverse effect on the results of operations, cash flows and financial position of FIS or Worldpay following the merger.

Parties with which FIS or Worldpay do business may experience uncertainty associated with the merger, including with respect to current or future business relationships with FIS or Worldpay following the merger. FIS’ and Worldpay’s business relationships may be subject to disruption as customers, distributors, suppliers, vendors, landlords, joint venture partners and other business partners may attempt to delay or defer entering into new business relationships, negotiate changes in existing business relationships or consider entering into business relationships with parties other than FIS or Worldpay following the merger. These disruptions could have a material and adverse effect on the results of operations, cash flows and financial position of FIS or Worldpay, regardless of whether the merger is completed, as well as a material and adverse effect on FIS’ ability to realize the expected cost savings and other benefits of the merger. The risk, and adverse effect, of any disruption could be exacerbated by a delay in completion of the merger or termination of the merger agreement.

The merger agreement subjects FIS and Worldpay to restrictions on their respective business activities prior to the effective time.

The merger agreement subjects FIS and Worldpay to restrictions on their respective business activities prior to the effective time. The merger agreement obligates each of FIS and Worldpay generally to operate its businesses in the ordinary course consistent with past practice until the effective time and to use its reasonable best efforts to maintain and preserve intact its business organization and advantageous business relationships on its actions.

These restrictions could prevent FIS and Worldpay from pursuing certain business opportunities that arise prior to the effective time and are outside the ordinary course of business. See “The Merger Agreement—Conduct of Business Prior to Completion of the Merger” beginning on page [●] for more information.

Worldpay directors and executive officers may have interests in the merger that may be different from, or in addition to, the interests of Worldpay stockholders generally.

In considering the recommendation of the Worldpay board that Worldpay stockholders vote “FOR” the Worldpay merger proposal, “FOR” the Worldpay compensation proposal and “FOR” the Worldpay adjournment proposal, Worldpay stockholders should be aware and take into account the fact that certain Worldpay directors and executive officers have interests in the merger that may be different from, or in addition to, the interests of Worldpay stockholders generally. These interests include, among others, severance rights, rights to continuing indemnification and directors’ and officers’ liability insurance, accelerated vesting of certain equity awards and the right of the Worldpay CEO to be an executive of FIS and the executive vice chairman of the FIS board upon the effective time of the merger. See “The Merger—Interests of Certain Worldpay Directors and Executive Officers in the Merger” beginning on page [●] for a more detailed description of these interests. The Worldpay board was aware of and considered these interests, among other matters, in evaluating the terms and structure, and overseeing the negotiation, of the merger, in approving the merger agreement and the transactions contemplated thereby, including the merger, and in recommending that the Worldpay stockholders adopt and approve the merger agreement.

The merger agreement limits FIS’ and Worldpay’s respective ability to pursue alternatives to the merger and may discourage other companies from trying to acquire FIS or Worldpay.

The merger agreement contains “no shop” covenants that restrict each of FIS’ and Worldpay’s ability to solicit, initiate, seek or support or knowingly encourage or facilitate any inquiries or proposals with respect to any acquisition proposal; engage or participate in negotiations with respect to any acquisition proposal; provide a third party confidential information with respect to, or have or participate in any discussions with, any person relating to any acquisition proposal; or enter into any acquisition agreement with respect to certain unsolicited proposals relating to an acquisition proposal. In the event that FIS or Worldpay receives an unsolicited acquisition proposal, the receiving party must promptly communicate the receipt of such proposal and provide copies of material communications and information, including the terms and conditions of such proposal, to the other party. If, in response to such proposals and subject to certain conditions, FIS or Worldpay intends to effect a change in FIS recommendation or change in Worldpay recommendation, respectively, such receiving party must provide the other party an opportunity to offer to modify the terms of the merger agreement in response to such competing acquisition proposals or intervening events (as defined in the merger agreement) before the Worldpay board or FIS board, respectively, may withdraw or qualify its respective recommendation. The merger agreement further provides that, during the 12-month period following the termination of the merger agreement under specified circumstances, including after receipt of certain alternative acquisition proposals, Worldpay or FIS may be required to pay to the other party a cash termination fee equal to $1 billion. See “The Merger Agreement—Termination Fee” beginning on page [●].

These provisions could discourage a potential third-party acquirer that might have an interest in acquiring all or a significant portion of FIS or Worldpay from considering or proposing that acquisition, even if it were prepared to pay consideration with a higher per share cash or total value than the total value proposed to be paid or received in the merger. These provisions might also result in a potential third-party acquirer proposing to pay a lower price in an acquisition proposal than it might otherwise have proposed to pay because of the added expense of the termination fee and other fees and expenses that may become payable in certain circumstances.

Failure to complete the merger could negatively impact FIS’ or Worldpay’s stock price and have a material adverse effect on their results of operations, cash flows and financial position.

If the merger is not completed for any reason, including as a result of failure to obtain all requisite regulatory approvals or if the requisite approval of the FIS shareholders or Worldpay stockholders is not obtained, the ongoing businesses of FIS and Worldpay may be materially adversely affected and, without realizing any of the benefits of having completed the merger, FIS and Worldpay would be subject to a number of risks, including the following:

•	FIS and Worldpay may experience negative reactions from the financial markets, including negative impacts on their respective stock prices;

•

FIS and Worldpay and their respective subsidiaries may experience negative reactions from their respective customers, distributors, suppliers, vendors, landlords, joint venture partners and other business partners;

•

FIS and Worldpay will still be required to pay certain significant costs relating to the merger, such as costs associated with terminating the financing (in the case of FIS) as well as legal, accounting, financial advisor and printing fees;

•	FIS or Worldpay may be required to pay a termination fee as required by the merger agreement;

•

the merger agreement places certain restrictions on the conduct of the respective businesses pursuant to the terms of the merger agreement, which may have delayed or prevented the respective companies from undertaking business opportunities that, absent the merger agreement, may have been pursued;

•

matters relating to the merger (including integration planning) require substantial commitments of time and resources by each company’s management, which may have resulted in the distraction of each company’s management from ongoing business operations and pursuing other opportunities that could have been beneficial to the companies; and

•	litigation related to any failure to complete the merger or related to any enforcement proceeding commenced against FIS or Worldpay to perform their respective obligations under the merger agreement.

If the merger is not completed, the risks described above may materialize and they may have a material adverse effect on FIS’ or Worldpay’s results of operations, cash flows, financial position and stock prices.

The shares of FIS common stock to be received by Worldpay stockholders upon completion of the merger will have different rights from shares of Worldpay Class A common stock.

Upon completion of the merger, Worldpay stockholders will no longer be stockholders of Worldpay. Instead, former Worldpay stockholders will become FIS shareholders and their rights as FIS shareholders will be governed by the laws of the state of Georgia and terms of the FIS articles of incorporation and the FIS amended by-laws. The laws of the state of Georgia and terms of the FIS articles of incorporation and the FIS amended by-laws are in some respects materially different than the laws of the state of Delaware, the terms of the Worldpay certificate of incorporation and the Worldpay bylaws, which currently govern the rights of Worldpay stockholders. See “Comparison of the Rights of FIS Shareholders and Worldpay Stockholders” beginning on page [●] for a discussion of the different rights associated with shares of FIS common stock and shares of Worldpay Class A common stock.

FIS may not be able to obtain its preferred form of debt financing in connection with the merger on anticipated terms.

FIS expects to fund the refinancing of certain outstanding indebtedness of Worldpay and its subsidiaries on the closing date, a portion of the merger consideration and the payment of fees and expenses related to the merger, the refinancing and the related transactions using the proceeds of the permanent financing, which FIS currently expects to include the issuance of debt securities, borrowings under FIS’ existing revolving credit facility and/or borrowings under the commercial paper program. However, there is a risk that the markets will not allow FIS to execute this financing plan, or that the permanent financing will not be available on favorable terms. As a result, FIS may need to pursue other options to refinance the outstanding debt of Worldpay and its subsidiaries and fund these other amounts, including borrowing up to $7.5 billion aggregate principal amount under the capital markets tranche of the bridge facility, which may result in less favorable financing terms that could increase costs and/or adversely impact the operations of the combined company. See “The Merger—Debt Financing” beginning on page [●].

The completion of the merger is not conditioned on the merger qualifying as a “reorganization” within the meaning of Section 368 of the Code, and neither FIS nor Worldpay intends to request a ruling from the IRS regarding the U.S. federal income tax consequences of the merger.

The merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Worldpay has requested that Skadden render its opinion to Worldpay, dated the closing date of the merger, to the effect that, based on certain facts, representations, covenants and assumptions, the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. Whether such opinion can be given will depend on, among other factors, the fair market value of the FIS common stock as of the closing date of the merger. Moreover, if such opinion is rendered, there can be no assurance that the IRS will agree with the conclusions expressed therein. However, the completion of the merger is not conditioned on the merger qualifying as a reorganization within the meaning of Section 368(a) of the Code or upon the receipt of an opinion of counsel to that effect, and whether or not the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code depends on facts that will not be known until the merger is completed. You should read “The Merger—Material U.S. Federal Income Tax Consequences of the Merger” beginning on page [●] of this joint proxy statement/prospectus for a more complete discussion of the material U.S. federal income tax consequences of the merger.

Risk Factors Relating to FIS Following the Merger

FIS may be unable to integrate the business of Worldpay successfully or realize the anticipated benefits of the merger.

The merger involves the combination of two companies that currently operate as independent public companies. The combination of two independent businesses is complex, costly and time consuming, and each of FIS and Worldpay will be required to devote significant management attention and resources to integrating the business practices and operations of Worldpay into FIS. Potential difficulties that FIS and Worldpay may encounter as part of the integration process include the following:

•

the inability to successfully combine the business of Worldpay in a manner that permits FIS to achieve, on a timely basis, or at all, the enhanced revenue opportunities and cost savings and other benefits anticipated to result from the merger;

•

complexities associated with managing the combined businesses, including difficulty addressing possible differences in corporate cultures and management philosophies and the challenge of integrating complex systems, technology, networks and other assets of each of the companies in a seamless manner that minimizes any adverse impact on customers, suppliers, employees and other constituencies; and

•	potential unknown liabilities and unforeseen increased expenses or delays associated with the merger.

In addition, FIS and Worldpay have operated and, until the completion of the merger, will continue to operate, independently. It is possible that the integration process could result in:

•	diversion of the attention of each company’s management; and

•	the disruption of, or the loss of momentum in, each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies.

Any of these issues could adversely affect each company’s ability to maintain relationships with customers, suppliers, employees and other constituencies or achieve the anticipated benefits of the merger, or could reduce each company’s earnings or otherwise adversely affect the business and financial results of FIS following the merger.

The complexity of the integration and transition associated with the merger, together with resulting increased scale and global presence, may affect FIS’ and Worldpay’s internal control over financial reporting and ability to effectively and timely report financial results.

The additional scale of the combined company’s operations, together with the complexity of the integration effort, including changes to or implementation of critical information technology systems, may adversely affect FIS’ and Worldpay’s ability to report financial results on a timely basis. In addition, FIS and Worldpay will have to train new employees and third party providers, and assume operations in jurisdictions where FIS has not previously had operations. FIS and Worldpay expect that the merger may necessitate significant modifications to their internal control systems, processes and information systems, both on a transition basis and over the longer-term as FIS and Worldpay fully integrate the combined company. Due to the complexity of the merger, FIS and Worldpay cannot be certain that changes to FIS’ and Worldpay’s internal control over financial reporting will be effective for any period, or on an ongoing basis. If FIS and Worldpay are unable to accurately report FIS’ and Worldpay’s financial results in a timely manner, or are unable to assert that FIS’ and Worldpay’s internal controls over financial reporting are effective, FIS’ and Worldpay’s business, financial condition and results of operations and the market perception thereof may be materially adversely affected.

Security breaches or attacks, or our failure to comply with information security laws or regulations or industry security requirements, could harm the business of the combined company by disrupting delivery of services and damaging the reputation of FIS and Worldpay and could result in a breach of one or more client contracts.

FIS and Worldpay electronically receive, process, store and transmit sensitive business information of their clients. In addition, FIS and Worldpay collect personal consumer data, such as names and addresses, social security numbers, driver’s license numbers, cardholder data and payment history records. Such information is necessary to support our clients’ transaction processing and to conduct our check authorization and collection businesses. The uninterrupted operation of information systems, as well as the confidentiality of the customer/consumer information that resides on such systems, is critical to the successful operation of FIS and Worldpay. For that reason, cybersecurity is one of the principal operational risks FIS and Worldpay face as a provider of services to financial institutions. If FIS and Worldpay fail to maintain an adequate security infrastructure, adapt to emerging security threats, or implement sufficient security standards and technology to protect against security breaches, the confidentiality of the information FIS and Worldpay secure could be compromised. Unauthorized access to the computer systems or databases of FIS and Worldpay could result in the theft or publication of confidential information, the deletion or modification of records, damages from legal actions from clients and/or their customers, or otherwise cause interruptions in FIS’ and Worldpay’s operations and damage to their reputation. These risks are greater with increased information transmission over the Internet, the increasing level of sophistication posed by cyber criminals and the integration of FIS and Worldpay systems.

As a provider of services to financial institutions and a provider of card processing services, FIS and Worldpay are bound by the same limitations on disclosure of the information FIS and Worldpay receive from clients as apply to the clients themselves. If FIS and Worldpay fail to comply with these regulations and industry security requirements, they could be exposed to damages from legal actions from clients and/or their customers, governmental proceedings, governmental notice requirements, and the imposition of significant fines or prohibitions on card processing services. In addition, if more restrictive privacy laws, rules or industry security requirements are adopted in the future on the federal or state level, or by a specific industry body, they could have an adverse impact on FIS and Worldpay through increased costs or restrictions on business processes. Any inability to prevent security or privacy breaches, or the perception that such breaches may occur, could cause existing clients to lose confidence in FIS and Worldpay systems and terminate their agreements with FIS and Worldpay, inhibit FIS’ and Worldpay’s ability to attract new clients, result in increasing regulation, or bring about other adverse consequences from the government agencies that regulate FIS and Worldpay business.

The indebtedness of FIS and its subsidiaries following completion of the merger will be substantially greater than FIS’ indebtedness prior to completion of the merger. This increased level of indebtedness could adversely affect FIS, including by decreasing FIS’ business flexibility and increasing its interest expense.

As of December 31, 2018, FIS had total indebtedness of approximately $9.0 billion and Worldpay had total indebtedness of approximately $7.9 billion. Upon completion of the merger, FIS expects to incur acquisition-related debt financing of approximately $11.1 billion, all of which is expected to be used to refinance certain outstanding indebtedness of Worldpay and its subsidiaries on the closing date, pay a portion of the merger consideration and pay fees and expenses related to the merger, the refinancing and the related transactions. Accordingly, the indebtedness of FIS and its subsidiaries following completion of the merger will be substantially greater than FIS’ indebtedness prior to completion of the merger. FIS’ substantially increased indebtedness following completion of the merger could have the effect, among other things, of reducing FIS’ flexibility to respond to changing business and economic conditions. In addition, the amount of cash required to pay interest on FIS’ increased indebtedness levels will increase following completion of the transaction, and thus the demands on FIS’ cash resources will be greater than the amount of cash flows required to service the indebtedness of FIS prior to the merger. FIS will also incur various costs and expenses associated with the financing of the merger. The increased levels of indebtedness following completion of the merger could also reduce funds available to fund FIS’ efforts to integrate the business of Worldpay and realize the expected benefits of the merger and to engage in investments in product development, fund working capital, capital expenditures, acquisitions and other general corporate purposes, and may create competitive disadvantages for FIS relative to other companies with lower debt levels. If FIS does not achieve the expected benefits and cost savings from the merger, or if the financial performance of the combined company does not meet current expectations, then FIS’ ability to service its indebtedness, or to reduce leverage levels based on debt repayments or cash flow generation, may be adversely impacted.

Certain of the indebtedness to be incurred in connection with the merger may bear interest at variable interest rates. If interest rates increase, variable rate debt will create higher debt service requirements, which could adversely affect FIS’ cash flows.

In addition, FIS’ credit ratings impact the cost and availability of future borrowings and, accordingly, FIS’ cost of capital. FIS’ ratings reflect each rating organization’s opinion of FIS’ financial strength, operating performance and ability to meet its debt obligations. In connection with the debt financing, it is anticipated that FIS will seek ratings of its indebtedness from Moody’s Investors Service, Inc., Standard & Poor’s Financial Services LLC and Fitch Ratings, Inc. There can be no assurance that FIS will achieve a particular rating or maintain a particular rating in the future or that FIS’ ratings will not be adversely affected by the factors described above. FIS expects to maintain its current ratings from Moody’s Investors Service, Inc., Standard & Poor’s Financial Services LLC and Fitch Ratings, Inc.

Moreover, FIS may be required to raise substantial additional financing to fund working capital, capital expenditures, acquisitions or other general corporate requirements. FIS’ ability to arrange additional financing will depend on, among other factors, FIS’ financial position and performance, as well as prevailing market conditions and other factors beyond FIS’ control. FIS cannot assure you that it will be able to obtain additional financing on terms acceptable to FIS or at all.

The unaudited pro forma condensed combined financial statements and the unaudited prospective financial information prepared by FIS and Worldpay included in this joint proxy statement/prospectus are based on a number of preliminary estimates and assumptions and the actual results of operations, cash flows and financial position of FIS after the merger may differ materially.

The unaudited pro forma condensed combined financial information included in this joint proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what FIS’ actual results of operations, cash flows and financial position would have been had the merger been completed on the dates indicated. The unaudited pro forma condensed combined financial information reflects adjustments, which are based upon preliminary estimates, to record the Worldpay identifiable assets to be acquired and liabilities to be assumed at fair value, and the resulting goodwill to be recognized. The purchase price allocation reflected is preliminary, and final allocation of the purchase price will be based upon the actual purchase price and the fair value of the assets acquired and liabilities assumed in the merger. Accordingly, the final acquisition accounting adjustments may differ materially from the pro forma adjustments reflected in this joint proxy statement/prospectus. The unaudited pro forma condensed combined financial information is also based on a number of other estimates and assumptions, including estimates and assumptions of the type and terms of debt to be incurred to refinance certain outstanding indebtedness of Worldpay and its subsidiaries on the closing date, finance a portion of the merger consideration and pay fees and expenses related to the merger, the refinancing and the related transactions. If the type or terms of the new debt actually incurred differ materially from the estimates and assumptions set out in the accompanying unaudited pro forma condensed combined financial information, FIS’ actual results and financial condition after the completion of the merger could differ materially from the results and financial condition contemplated by the unaudited pro forma condensed combined financial information.

The unaudited prospective financial information prepared by FIS and Worldpay in this joint proxy statement/prospectus was prepared for each company’s internal purposes and is presented in this joint proxy statement/prospectus because such unaudited prospective financial information was furnished to the FIS board, the Worldpay board and their respective financial advisors. The unaudited prospective financial information is based on numerous variables and assumptions that are inherently uncertain and are beyond the control of each company’s management team and is not necessarily indicative of what each company’s actual results of operations, cash flows or financial position would be on the dates indicated. The assumptions used in preparing these forecasts may not prove to be accurate and other factors may affect FIS’ actual results and financial condition after the completion of the merger, which may cause FIS’ actual results and financial condition to differ materially from the estimates contained in the unaudited prospective financial information prepared by FIS and Worldpay.

The synergies attributable to the merger may vary from expectations.

FIS may fail to realize the anticipated benefits and synergies expected from the merger, which could adversely affect FIS’ business, financial condition and operating results. The success of the merger will depend, in significant part, on FIS’ ability to successfully integrate the acquired business, grow the revenue of the combined company and realize the anticipated strategic benefits and synergies from the combination. FIS believes that the addition of Worldpay will complement FIS’ strategy by providing scale and revenue diversity, accelerate FIS’ growth strategy and enable FIS to have a strong global footprint. However, achieving these goals requires growth of the revenue of the combined company and realization of the targeted cost synergies expected from the merger. This growth and the anticipated benefits of the transaction may not be realized fully or at all, or may take longer to realize than expected. Actual operating, technological, strategic and revenue opportunities, if achieved at all, may be less significant than expected or may take longer to achieve than anticipated. If FIS is not able to achieve these objectives and realize the anticipated benefits and synergies expected from the merger within the anticipated timing or at all, FIS’ business, financial condition and operating results may be adversely affected.

The future results of FIS following the merger will suffer if FIS does not effectively manage its expanded operations.

Following the merger, the size of the business of FIS will increase significantly beyond the current size of either FIS’ or Worldpay’s business. FIS’ future success will depend, in part, upon its ability to manage this expanded business, which will pose substantial challenges for management, including challenges related to the management and monitoring of new operations and associated increased costs and complexity. FIS may also face increased scrutiny from governmental authorities as a result of the significant increase in the size of its business. There can be no assurances that FIS will be successful or that it will realize the expected operating efficiencies, cost savings, revenue enhancements or other benefits currently anticipated from the merger.

FIS is expected to incur substantial expenses related to the merger and integration.

FIS is expected to incur substantial expenses in connection with the merger and the related integration. There are a large number of processes, policies, procedures, operations, technologies and systems that may need to be integrated, including purchasing, accounting and finance, sales, payroll, pricing and benefits. While FIS has assumed that a certain level of expenses will be incurred, there are many factors beyond its control that could affect the total amount or the timing of the integration expenses. Moreover, many of the expenses that will be incurred are, by their nature, difficult to estimate accurately. These expenses could, particularly in the near term, exceed the savings that FIS expects to achieve from the elimination of duplicative expenses and the realization of economies of scale and cost savings. These integration expenses may result in FIS taking significant charges against earnings following the completion of the merger, and the amount and timing of such charges are uncertain at present. Any material delays, difficulties or unanticipated additional expenses associated with integration activities may harm FIS’ business, financial condition and results of operations.

The merger may result in a loss of customers, distributors, suppliers, vendors, landlords, joint venture partners and other business partners and may result in the termination of existing contracts.

Following the merger, some of the customers, distributors, suppliers, vendors, landlords, joint venture partners and other business partners of FIS or Worldpay may terminate or scale back their current or prospective business relationships with FIS. Some customers may not wish to source a larger percentage of their needs from a single company or may feel that FIS is too closely allied with one of their competitors. In addition, FIS and Worldpay have contracts with customers, distributors, suppliers, vendors, landlords, joint venture partners and other business partners that may require FIS or Worldpay to obtain consents from these other parties in connection with the merger, which may not be obtained on favorable terms or at all. If relationships with customers, distributors, suppliers, vendors, landlords, joint venture partners and other business partners are adversely affected by the merger, or if FIS, following the merger, loses the benefits of the contracts of FIS or Worldpay, FIS’ business and financial performance could suffer.

Certain of Worldpay’s agreements may contain change of control provisions which, if not waived, would have material adverse effects on the combined company.

Worldpay is a party to various agreements with third parties, including certain financing agreements, service contracts, IT contracts and technology licenses that may contain change of control provisions that will be triggered upon the completion of the merger. Agreements with change of control provisions typically provide for or permit the termination of the agreement upon the occurrence of a change of control of one of the parties which can be waived by the relevant counterparties. If FIS and Worldpay determine that one or more such waivers are necessary, Worldpay will make reasonable efforts to seek and obtain these waivers. Although the combined company believes the likelihood of a material consent being withheld is low, there can be no assurance that such consent will be obtained at all or on favorable terms, and as of the date of this document no such waivers have been sought or obtained. The inability to obtain waivers from more than one relevant counterparty could have a material adverse effect on the combined company.

Antitrust laws restrict FIS’ and Worldpay’s ability to coordinate with each other on certain matters.

To the extent that FIS or Worldpay need to renegotiate any material commercial contracts before completion of the merger, antitrust laws prevent FIS and Worldpay from coordinating with each other regarding such renegotiations and, while FIS and Worldpay will each negotiate in its shareholders’ or stockholders’ best interests, respectively, factors outside of FIS’ and Worldpay’s control may cause such renegotiations to result in a negative impact to FIS’ or Worldpay’s business or FIS’ or Worldpay’s view of the business of the combined company.

Following the merger, FIS’ business may be adversely affected by geopolitical, regulatory and other risks associated with operations outside of the United States and it may incur higher than anticipated costs and may become more susceptible to these risks.

After completion of the merger, FIS will have significantly expanded its international presence by offering merchant acquiring, including e-commerce, services outside of the United States, including in the United Kingdom and European Union countries, where Worldpay’s principal non-U.S. operations are currently located. FIS’ revenues derived from these and other non-U.S. operations will be subject to additional risks, including those resulting from social and geopolitical instability and unfavorable political or diplomatic developments, all of which could negatively impact its financial results. For example, the United Kingdom’s decision to leave the European Union may add cost and complexity in various aspects of FIS’ business as United Kingdom and European Union laws and regulations diverge. FIS will also be subject to potential non-U.S. governmental intervention and new laws and new regulations that it was not previously subject to, which could increase costs and may have potential negative effects on FIS’ business.

Privacy laws and regulations, such as the General Data Protection Regulation, which we refer to as the GDPR, will require FIS and Worldpay to adopt new business practices and contractual provisions in existing and new contracts which may require transitional and incremental expenses which may impact the future operating results of the combined business.

New privacy laws, such as the GDPR in the EU, continue to develop in unpredictable ways. Privacy laws may be interpreted and applied inconsistently from country to country and impose inconsistent or conflicting requirements. Complying with varying jurisdictional requirements could increase the costs and complexity of compliance and associated recordkeeping costs or require us to change our business practices in a manner adverse to our business. Violations of privacy laws can result in significant penalties and damage to our brand and business. Worldpay and FIS’ implementation of compliance programs to comply with the known obligations under the GDPR may differ significantly. The combined company may incur significant costs to synchronize the compliance programs. Failure to comply with the requirements of the GDPR could result in significant penalties and loss of business, among other things.

New privacy laws in California and Brazil are expected to issue clarifying regulations prior to becoming effective in 2020. There are also several additional privacy laws being considered by state legislatures, the federal legislature and countries around the world, so a more substantial compliance effort with varying regimes in different jurisdictions is considered probable in the future, which will increase the costs and complexities of the combined business.

The Referendum on the United Kingdom’s Membership in the European Union could cause disruption to and create uncertainty surrounding our business.

Material portions of Worldpay’s business are located in, and service clients in, the United Kingdom. The referendum on the United Kingdom’s membership in the European Union, which we refer to as Brexit, approving the exit of the United Kingdom from the European Union could cause disruption to and create uncertainty surrounding the combined business, including affecting relationships with existing and future clients, suppliers and employees, which could have a material adverse effect on the business, financial results and operations of the combined business. The effects of Brexit will depend on the agreements, if any, the U.K. makes with the European Union to retain access to European Union markets at the time Brexit takes effect (by October 31, 2019, if not suspended/delayed), during a transitional period or more permanently. In addition, because the terms of trade between the U.K. and jurisdictions other than the European Union may be currently governed by trade agreements between the European Union and such other jurisdictions, the U.K. may be required to negotiate new terms of trade with such other jurisdictions. These potential measures could disrupt the markets the combined business serve and the tax jurisdictions in which it will operate and adversely change tax benefits or liabilities in these or other jurisdictions, and may cause the combined business to lose clients, suppliers, and employees. In addition, Brexit could lead to legal uncertainty and potentially divergent national laws and regulations as the U.K. determines which European Union laws to replace or replicate, including U.K. competition laws.

Actions to implement Brexit may also create global economic uncertainty, which may cause clients to closely monitor their costs and reduce their spending on our solutions and services.

Any of these effects of Brexit, among others, could materially adversely affect the business, business opportunities, results of operations, financial condition and cash flows of the combined business.

The delisting of Worldpay Class A common stock on the LSE may require certain investors to no longer hold Worldpay Class A common stock.

At or prior to the completion of the merger, Worldpay Class A common stock will be delisted from the Standard Segment of the Official List of the FCA and will be delisted from trading on the LSE. Certain investors in Worldpay Class A common stock may maintain internal policies that only permit such investors to hold interests in companies that are actively traded on the LSE. As a result of the delisting, these investors may no longer be allowed to hold Worldpay Class A common stock and will be required to sell their interests in Worldpay prior to the effective time.

FIS cannot assure you that it will be able to continue paying dividends at the current rate.

FIS plans to continue its current dividend practices following the transaction. However, based on the number of issued and outstanding shares of Worldpay Class A common stock as of [●], 2019, FIS would issue between approximately [●] million shares of FIS common stock in the merger. Continuing FIS’ current dividend practices following the merger will require additional cash to pay such dividends, which it may not have. For this and other reasons generally affecting the ability to pay dividends, you should be aware that FIS shareholders may not receive the same dividends as FIS shareholders have received in the past following the transaction.

FIS shareholders also should be aware that they have no contractual or other legal right to dividends that have not been declared.

Other Risk Factors Relating to FIS and Worldpay

As a result of entering into the merger agreement, FIS’ and Worldpay’s businesses are and will be subject to the risks described above. In addition, FIS and Worldpay are, and following completion of the merger, FIS will be, subject to the risks described in FIS’ Annual Report on Form 10-K for the fiscal year ended December 31, 2018 and Worldpay’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, as updated from time to time in their subsequent filings with the SEC, including those incorporated by reference herein. See “Where You Can Find More Information” beginning on page [●].

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The statements included or incorporated by reference herein that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or “Securities Act” and Section 21E of the Securities Exchange Act of 1934, as amended, or “Exchange Act,” including statements regarding our expectations, hopes, intentions, or strategies regarding the future. These statements relate to, among other things, business and market conditions, outlook and our future financial and operating results and debt. In many cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “intend,” “predict,” “potential,” or “continue,” “could,” “should,” “can have,” “likely,” or the negative of these terms, and other comparable terminology. FIS and Worldpay have based these forward-looking statements largely on its current expectations and projections about future events and trends that it believes, based on information currently available to its management, may affect its financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the “Risk Factors” section of this joint proxy statement/prospectus, beginning on page [●]. Moreover, FIS and Worldpay operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for FIS’ and Worldpay’s management to predict all risks, nor can they assess the impact of all factors on its respective business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements FIS or Worldpay may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this report may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Actual results could differ materially from those anticipated in these statements as a result of a number of factors, including, but not limited to:

•	the merger may not be completed or may not provide the expected benefits, or that FIS and Worldpay may not be able to achieve the cost or revenue synergies anticipated;

•	the integration of FIS and Worldpay may be more difficult, time-consuming or expensive than anticipated;

•	revenues following the merger may be lower than expected, including for possible reasons such as unexpected costs, charges or expenses resulting from the merger;

•

the risks of reduction in revenue from the elimination of existing and potential customers due to consolidation in, or new laws or regulations affecting, the banking, retail and financial services industries or due to financial failures or other setbacks suffered by firms in those industries;

•	customer loss or other business disruption in connection with the merger, or of the loss of key employees;

•	the possible occurrence of an event, change or other circumstance that would give rise to the termination of the merger agreement;

•	the outcome of any legal proceedings that may be instituted against FIS, Worldpay and others related to the merger agreement;

•	unforeseen risks relating to doing business internationally and liabilities of FIS or Worldpay that may exist;

•

uncertainty surrounding the outcome and negotiations in respect of Brexit and changes in general economic, business, political and regulatory conditions resulting therefrom, which may make completion of the merger more difficult, time-consuming or expensive than anticipated;

•

changes in general economic, business and political conditions, including the possibility of intensified international hostilities, acts of terrorism, changes in either or both the United States and international lending, capital and financial markets and currency fluctuations;

•

the effect of legislative initiatives or proposals, statutory changes, governmental or other applicable regulations and/or changes in industry requirements, including privacy, tax and cybersecurity laws and regulations;

•

internal or external security breaches of systems, including those relating to unauthorized access, theft, corruption or loss of personal information and computer viruses and other malware affecting our software or platforms, the exposure to significant fines, and the reactions of customers, card associations, government regulators and others to any such events;

•

operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) may be greater than expected following the merger;

•	changes in the growth rates of the markets for the solutions of FIS and Worldpay and failures to adapt such solutions to changes in technology or in the marketplace;

•	changes affecting the ability of FIS and Worldpay to expand market share or enter new markets;

•	changes in consumer behavior including a decline in the use of credit, debit or prepaid cards;

•	the failure of Worldpay and FIS to continue to identify and complete acquisitions and partnerships;

•	changes in FIS’ and Worldpay’s abilities to mitigate risk;

•

the risk that implementation of software (including software updates) for customers or at customer locations or employee error in monitoring software and platforms may result in the corruption or loss of data or customer information, interruption of business operations, outages, exposure to liability claims or loss of customers;

•	the risk that Worldpay’s new acquiring platform in development may not be successfully implemented;

•	the reaction of current and potential customers to communications from FIS, Worldpay or regulators regarding information security, risk management, internal audit or other matters;

•

competitive pressures on pricing related to the decreasing number of community banks in the U.S., the development of new disruptive technologies competing with one or more of the FIS or Worldpay solutions, increasing presence of international competitors in the U.S. market and the entry into the market by global banks and global companies with respect to certain competitive solutions, each of which may have the impact of unbundling individual solutions from a comprehensive suite of solutions FIS and Worldpay provides to many of its customers;

•	the failure to innovate in order to keep up with new emerging technologies, which could impact the combined company’s solutions and ability to attract new, or retain existing, customers;

•

receipt of the requisite shareholder approval or other conditions to the completion of the merger may not be satisfied, or the regulatory approvals required for the merger may not be obtained on the terms expected or on the anticipated schedule;

•

the amount of the costs, fees, expenses and charges related to the merger, including the costs, fees, expenses and charges related to any financing arrangements entered into in connection with the merger and potentially significant pre- and post-closing-related costs in connection with the merger that are, and will be, incurred regardless of whether the merger is completed;

•	the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the merger;

•	the availability, cost and terms of the debt financing FIS intends to incur in connection with the merger, which may vary depending on market conditions and other factors;

•	the uncertainty of the value of the merger consideration due to the fixed exchange ratio and potential fluctuation in the market price of FIS common stock;

•	the ownership dilution to FIS shareholders and Worldpay stockholders’ ownership percentage of the combined company as a result of the merger;

•	the effect of the announcement of the merger on each company’s ability to maintain business relationships and on operating results and the businesses generally;

•

the effect of restrictions placed on FIS’ and Worldpay’s, and their respective subsidiaries’, business activities prior to the effective time and ability to pursue alternatives to the merger pursuant to the merger agreement;

•

the possibility of changes in circumstances between the date of the signing of the merger agreement and completion of the merger that will not be reflected in the fairness opinions obtained by the FIS board, the Worldpay board and the Worldpay independent directors from their respective financial advisors;

•	the outcomes of pending or future litigations or investigations;

•	failure of Worldpay to comply with applicable requirements of Visa, MasterCard or other payment networks or card schemes or changes in those requirements;

•	fraud by merchants or others;

•	the loss of Worldpay clients or referral partners;

•	the failure of Worldpay to continue to be able to pass along fee increases;

•	the termination of sponsorship or clearing services provided to Worldpay;

•	the potential impact of the merger on the price of FIS common stock after the merger; and

•

the difference in rights provided to Worldpay stockholders under the Worldpay certificate of incorporation and Worldpay bylaws as compared to the rights Worldpay stockholders will obtain as FIS shareholders under the Amended and Restated Articles of Incorporation of Fidelity National Information Services, Inc., as amended from time to time, effective as of July 24, 2014, which we collectively refer to as the FIS articles of incorporation, and the FIS fourth amended and restated by-laws, which we refer to as the FIS amended bylaws.

Other unknown or unpredictable factors also could have a material adverse effect on the business, financial condition, results of operations and prospects of Worldpay and FIS. Accordingly, you should not place undue reliance on these forward-looking statements. These forward-looking statements are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict. Except as required by applicable law or regulation, FIS and Worldpay do not undertake (and expressly disclaim) any obligation and do not intend to publicly update or review any of these forward-looking statements, whether as a result of new information, future events or otherwise.

For a further discussion of these and other risks, contingencies and uncertainties that may impact FIS or Worldpay, see “Risk Factors” beginning on page [●] and in FIS’ and Worldpay’s other filings with the SEC incorporated by reference herein. See “Where You Can Find More Information” beginning on page [●] for more information about the SEC filings incorporated by reference herein.

Due to these risks, contingencies and other uncertainties, you are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this joint proxy statement/prospectus as to the forward-looking statements contained in this joint proxy statement/prospectus, and as of the date of any document incorporated by reference herein as to any forward-looking statement incorporated by reference herein. Except as provided by federal securities laws, neither FIS nor Worldpay is required to, and FIS and Worldpay undertake no obligation to, publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. All subsequent written or oral forward-looking statements attributable to FIS or Worldpay or any person acting on its or their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

THE COMPANIES

FIS

FIS, a Georgia corporation, is a global leader in financial services technology, providing solutions and services to clients in the retail and institutional banking, payments, capital markets, asset management and wealth and retirement markets. Through the depth and breadth of its solutions portfolio, global capabilities and domain expertise, FIS serves clients in over 130 countries. FIS employs more than 47,000 people worldwide and holds leadership positions in payment processing, financial software and banking solutions. Providing software, services and outsourcing of the technology that empowers the financial world, FIS is a Fortune 500 company and is a member of the Standard & Poor’s 500 Index.

FIS common stock is traded on the NYSE under the symbol “FIS.” FIS’ principal executive office is located at 601 Riverside Avenue, Jacksonville, Florida 32204, and its telephone number is (904) 438-6000.

Worldpay

Worldpay, a Delaware corporation, is a leading payments technology company with unique capability to power global omni-commerce. With an integrated technology platform, Worldpay offers a comprehensive suite of products and services, delivered globally through a single provider. Worldpay processes over 40 billion transactions annually, supporting more than 300 payment types across 146 countries and 126 currencies. Worldpay is focused on expanding into high-growth markets and customer segments, including global eCommerce, integrated payments and B2B.

Worldpay Class A common stock is traded on the NYSE under the symbol “WP” and on the LSE under the symbol “WPY.” Worldpay, on April 10, 2019 filed the Worldpay LSE delisting application. The delisting from the LSE is expected to take effect at or around 8:00 am (BST) on May 20, 2019. Worldpay’s principal executive office is located at 8500 Governor’s Hill Drive, Symmes Township, Ohio 45249, and its telephone number is (800) 735-3362.

Merger Sub

Merger Sub, a direct, wholly-owned subsidiary of FIS, is a Delaware corporation that was incorporated for the sole purpose of effecting the merger. In the merger, Merger Sub will merge with and into Worldpay, with Worldpay surviving as a direct, wholly-owned subsidiary of FIS, and the separate corporate existence of Merger Sub will cease.

Merger Sub’s principal executive office is located at c/o Fidelity National Information Services, Inc., 601 Riverside Avenue, Jacksonville, Florida 32204, and its telephone number is (904) 438-6000.

FIS SPECIAL MEETING

FIS is providing this joint proxy statement/prospectus to the FIS shareholders in connection with the solicitation of proxies to be voted at the FIS special meeting (or any adjournment or postponement of the FIS special meeting). This joint proxy statement/prospectus contains important information for you to consider when deciding how to vote on the matters brought before the FIS special meeting. Please read it carefully and in its entirety.

Date, Time and Location

The date, time and place of the FIS special meeting are set forth below:

Date: [●]

Time: 10:00, am, Eastern time

Place: [●]

Purpose

At the FIS special meeting, FIS shareholders will vote on:

•	the FIS share issuance proposal; and

•	the FIS adjournment proposal.

The approval of the FIS share issuance proposal by the requisite vote of the FIS shareholders is required to complete the merger. The approval of the FIS adjournment proposal is not required to complete the merger.

Recommendation of the FIS Board

After consideration and consultation with its advisors, at a special meeting held on March 16, 2019, the FIS board unanimously determined that the merger was fair to and in the best interests of FIS and its shareholders and approved the merger agreement and each of the ancillary agreements and the transactions contemplated by those agreements, including the merger and share issuance, and declared it advisable that FIS enter into the merger agreement and each of the ancillary agreements, and recommended approval by the FIS shareholders of the FIS share issuance proposal. For more information regarding the factors considered by the FIS board in reaching its decision to approve the merger agreement and the merger contemplated by the merger agreement, see “The Merger—Recommendation of the FIS Board; FIS’ Reasons for the Merger” beginning on page [●].

The FIS board unanimously recommends that FIS shareholders vote “FOR” the FIS share issuance proposal and “FOR” the FIS adjournment proposal.

FIS Record Date; Outstanding Shares; Shareholders Entitled to Vote

The FIS board has fixed the close of business on [●], 2019 as the FIS record date for determination of the FIS shareholders of record entitled to vote at the FIS special meeting or any adjournment or postponement thereof. Only FIS shareholders of record as of the close of business on the FIS record date are entitled to receive notice of, and to vote at, the FIS special meeting or any adjournment or postponement thereof.

As of the close of business on the FIS record date, there were [●] shares of FIS common stock issued and outstanding and entitled to vote at the FIS special meeting, held by [●] holders of record. Each outstanding share of FIS common stock is entitled to one vote on each matter to be acted upon at the FIS special meeting.

Quorum

A quorum of outstanding shares is necessary to take action at the FIS special meeting Shares of FIS common stock representing a majority of the votes entitled to be cast on a matter, present in person or by proxy, will constitute a quorum at the FIS special meeting. The inspector of election appointed for the FIS special meeting will determine whether a quorum is present at the FIS special meeting. The inspector of election will treat abstentions as present for purposes of determining the presence of a quorum.

A broker non-vote occurs when a bank, broker or other nominee is not permitted to vote a “non-routine” matter without instructions from the beneficial owner of the shares and the beneficial owner fails to provide the bank, broker or other nominee with such instructions. Broker non-votes only count toward a quorum if at least one proposal is presented with respect to which the bank, broker or other nominee has discretionary authority. It is expected that all proposals to be voted on at the FIS special meeting will be “non-routine” matters, and, as such, broker non-votes, if any, will not be counted as present and entitled to vote for purposes of determining quorum at the FIS special meeting. If your bank, broker or other nominee holds your shares of FIS common stock in “street name,” such entity will vote your shares of FIS common stock only if you provide instructions on how to vote by complying with the voter instruction form sent to you by your bank, broker or other nominee with this joint proxy statement/prospectus.

Required Vote

Approval of the FIS share issuance proposal requires the affirmative vote of a majority of votes cast by FIS shareholders present in person or by proxy at the FIS special meeting and entitled to vote thereon, where a quorum is present.

Whether or not a quorum is present, approval of the FIS adjournment proposal requires the affirmative vote of a majority of votes present in person or by proxy at the FIS special meeting and entitled to vote thereon.

Treatment of Abstentions, Broker Non-Votes and Failure to Vote

If you fail to submit a proxy or to vote in person at the FIS special meeting, your shares of FIS common stock will not be counted towards a quorum, and, if a quorum is present, you will not affect the vote for the approval of the FIS share issuance proposal and the approval of the FIS adjournment proposal.

Abstentions are treated as shares present and entitled to vote on a matter and, under NYSE rules, are treated as votes cast for proposals related to share issuances; thus, abstentions will have the same effect as a vote “AGAINST” the FIS share issuance proposal and the FIS adjournment proposal. Broker non-votes will have no effect on the approval of the FIS share issuance proposal or the FIS adjournment proposal.

Share Ownership of and Voting by FIS Directors and Executive Officers

As of the close of business on the FIS record date, FIS’ directors and executive officers and their affiliates were entitled to vote an aggregate of [●] shares of FIS common stock at the FIS special meeting, which represents approximately [●]% of the issued and outstanding shares of FIS common stock entitled to vote at the FIS special meeting. In addition, as described in the section of this joint proxy statement/prospectus entitled “Certain Beneficial Owners of FIS Common Stock,” as of the close of business on the FIS record date, FIS’ directors and executive officers and their affiliates beneficially owned an aggregate of [●] shares of FIS common stock. It is expected that FIS’ directors and executive officers will vote their shares “FOR” the FIS share issuance proposal and “FOR” the FIS adjournment proposal, although none of them has entered into any agreement obligating him or her to do so.

As of the FIS record date, Worldpay did not beneficially hold any shares of FIS common stock.

Voting of Shares

If, as of the FIS record date, your shares of FIS common stock are registered directly in your name with FIS’ transfer agent, then you are considered to be the shareholder “of record” with respect to those shares for purposes of receiving notice of and voting at the Worldpay special meeting. You may specify whether your shares should be voted for or against, or whether you abstain from voting with respect to, the FIS share issuance proposal and the FIS adjournment proposal.

You may attend the FIS special meeting and vote your shares in person or you may submit a proxy by any of the following methods:

•

By Mail. If you choose to submit a proxy to vote by mail, simply complete the enclosed proxy card, date and sign it, and return it in the postage-paid envelope provided. Your shares will be voted in accordance with the instructions on your proxy card. If you sign your proxy card and return it without marking any voting instructions, your shares will be voted “FOR” the FIS share issuance proposal, “FOR” the FIS adjournment proposal and in the discretion of the persons named as proxies on all other matters that may properly come before the FIS special meeting.

•

By Telephone. You may submit a proxy to vote your shares by telephone by calling the toll-free number provided on your proxy card any time up to [●] on [●], 2019. The procedures are designed to authenticate votes cast by using a personal identification number located on your proxy card. The procedures permit you to give a proxy to vote your shares and to confirm that your instructions have been properly recorded. If you vote by telephone, you should not return your proxy card.

•

Through the Internet. You may also submit a proxy to vote through the Internet by signing on to the website identified on your proxy card and following the procedures described in the website any time up to [●] on [●], 2019. The procedures are designed to authenticate votes cast by using a personal identification number located on your proxy card. The procedures permit you to give a proxy to vote your shares and to confirm that your instructions have been properly recorded. If you vote by Internet, you should not return your proxy card.

If you are a beneficial owner and hold your shares in “street name” or through a bank, broker or other nominee, you must either direct the record holder of your shares how to vote your shares or obtain a proxy, executed in your favor, from the record holder to be able to vote at the FIS special meeting or to be able to submit a proxy authorizing the voting of such shares. You will receive separate instructions from such bank, broker or other nominee describing how to vote your shares. The availability of telephonic or Internet voting will depend such bank, broker or nominee’s voting process. Please check with your bank, broker or other nominee and follow the voting instructions provided by your bank, broker or other nominee with these materials.

Your vote is very important. Whether or not you plan to attend the FIS special meeting, please act promptly to vote your shares with respect to the proposals described above. You may vote your shares by completing, signing and dating the enclosed proxy card and returning it in the postage-paid envelope provided. You also may vote your shares by telephone or through the Internet by following the instructions set forth on the proxy card. If you attend the FIS special meeting, you may vote your shares in person, even if you have previously submitted a proxy by mail, by telephone or through the Internet. If your shares are held in “street name” by a bank, broke or other nominee, please follow the instructions furnished by such record holder.

Revocability of Proxies; Changing Your Vote

You may revoke your proxy or change your vote at any time before your proxy is voted at the FIS special meeting by:

•

sending a written notice to Fidelity National Information Services, Inc., Attention: Investor Relations, 601 Riverside Avenue, Jacksonville, Florida 32204, stating that you revoke your proxy, which notice bears a date later than the date of the proxy you want to revoke and is received by FIS prior to the FIS special meeting;

•	submitting a valid, later-dated proxy via mail, over the telephone or through the Internet; or

•

attending the FIS special meeting (or, if the FIS special meeting is adjourned or postponed, attending the adjourned or postponed meeting) and voting in person, which will automatically cancel any proxy previously given, or revoking your proxy in person, but your attendance alone will not constitute a vote or revoke any proxy previously given.

If you hold your shares in “street name,” you must contact your bank, broker or other nominee to change your vote or obtain a legal proxy to vote your shares if you wish to cast your vote in person at the FIS special meeting.

Solicitation of Proxies; Expenses of Solicitation

This joint proxy statement/prospectus is being provided to FIS shareholders in connection with the solicitation of proxies by the FIS board to be voted at the FIS special meeting and at any adjournments or postponements of the FIS special meeting. The expense of printing and mailing this joint proxy statement/prospectus is being borne 50% by Worldpay and 50% by FIS. FIS has retained Georgeson LLC to aid in solicitation of proxies for the FIS special meeting and to verify certain records related to the solicitation. FIS will pay Georgeson LLC a fee of approximately $15,000 as compensation for its services and will reimburse it for its reasonable out-of-pocket expenses.

FIS is making this solicitation by mail, but FIS’ directors, officers and employees also may solicit proxies from FIS shareholders by telephone, facsimile, Internet or in person. FIS will pay for the cost of these solicitations, but these individuals will receive no additional compensation for their solicitation services. FIS will reimburse brokerage houses and other custodians, nominees and fiduciaries for their reasonable expenses in sending the proxy materials to beneficial owners.

Adjournment

Whether or not a quorum is present, approval of the FIS adjournment proposal requires the affirmative vote of a majority of votes present in person or by proxy at the FIS special meeting and entitled to vote thereon. At any such adjourned meeting at which a quorum will be present, any business may be transacted that might have been transacted at the original meeting.

No notice of an adjourned meeting need be given if the time and place of the adjourned meeting are announced at the meeting at which the adjournment is taken, unless a new record date is fixed or is required to be fixed under the Georgia Business Corporation Code, which we refer to as the GBCC, for the adjourned meeting, in which case a notice of the adjourned meeting will be given to each shareholder of record entitled to vote at the adjourned meeting.

Other Information

The matters to be considered at the FIS special meeting are of great importance to FIS shareholders. Accordingly, you are urged to read and carefully consider the information contained in or incorporated by reference herein and complete, date, sign and promptly return the enclosed proxy card in the postage-paid envelope provided. You may also vote your shares by telephone or through the Internet. If you submit your proxy by telephone or through the Internet, you do not need to return the enclosed proxy card.

Assistance

If you need assistance in completing your proxy card or have questions regarding the FIS special meeting, please contact:

Georgeson LLC

1290 Avenue of the Americas, 9th Floor

New York, NY 10104

Shareholders, Banks and Brokers, Call: (866) 296-5716

Email: FIS@georgeson.com

or

Fidelity National Information Services, Inc.

601 Riverside Avenue,

Jacksonville, Florida 32204

Attention: Investor Relations

Telephone: (904) 438-6000

Email: info.investorrelations@fisglobal.com

WORLDPAY SPECIAL MEETING

Worldpay is providing this joint proxy statement/prospectus to the Worldpay stockholders in connection with the solicitation of proxies to be voted at the Worldpay special meeting (or any adjournment or postponement of the Worldpay special meeting). This joint proxy statement/prospectus contains important information for you to consider when deciding how to vote on the matters brought before the Worldpay special meeting. Please read it carefully and in its entirety.

Date, Time and Location

The date, time and place of the Worldpay special meeting are set forth below:

Date: [●]

Time: [●], local time

Place: [●]

Purpose

At the Worldpay special meeting, Worldpay stockholders will vote on:

•	the Worldpay merger proposal;

•	the Worldpay compensation proposal; and

•	the Worldpay adjournment proposal.

The approval of the Worldpay merger proposal by the requisite vote of the Worldpay stockholders is required to complete the merger. The approvals of the Worldpay compensation proposal and Worldpay adjournment proposal are not required to complete the merger.

Recommendation of the Worldpay Board

After consideration and consultation with its advisors, at a special meeting held on March 17, 2019, the Worldpay board unanimously determined that the merger was advisable, fair to and in the best interests of Worldpay and its stockholders and approved the merger agreement and the transactions contemplated by the merger agreement, including the merger, and declared it advisable that Worldpay enter into the merger agreement, and recommended the Worldpay stockholders approve the Worldpay merger proposal. For more information regarding the factors considered by the Worldpay board in reaching its decision to approve the merger agreement and the merger contemplated by the merger agreement, see “The Merger—Recommendation of the Worldpay Board; Worldpay’s Reasons for the Merger” beginning on page [●].

The Worldpay board unanimously recommends that Worldpay stockholders vote “FOR” the Worldpay merger proposal, “FOR” the Worldpay compensation proposal and “FOR” the Worldpay adjournment proposal.

Worldpay Record Date; Outstanding Shares; Stockholders Entitled to Vote

The Worldpay board has fixed the close of business on [●], 2019 as the Worldpay record date for determination of the Worldpay stockholders of record entitled to vote at the Worldpay special meeting or any adjournment or postponement thereof. Only Worldpay stockholders of record as of the close of business on the Worldpay record date are entitled to receive notice of, and to vote at, the Worldpay special meeting or any adjournment or postponement thereof.

As of the close of business on the Worldpay record date, there were [●] shares of Worldpay Class A common stock issued and outstanding and entitled to vote at the Worldpay special meeting, held by [●] holders of record. Each outstanding share of Worldpay Class A common stock is entitled to one vote on each matter to be acted upon at the Worldpay special meeting.

Quorum

A quorum of outstanding shares is necessary to take certain actions at the Worldpay special meeting, including approval of the Worldpay merger proposal and Worldpay compensation proposal. However, approval of the Worldpay adjournment proposal does not require a quorum. Shares of Worldpay Class A common stock representing a majority of the issued and outstanding shares of the capital stock of Worldpay entitled to vote at the meeting, present in person or by proxy, will constitute a quorum. The inspector of election appointed for the Worldpay special meeting will determine whether a quorum is present. The inspector of election will treat abstentions as present for purposes of determining the presence of a quorum.

A broker non-vote occurs when a bank, broker or other nominee is not permitted to vote on a “non-routine” matter without instructions from the beneficial owner of the shares and the beneficial owner fails to provide the bank, broker or other nominee with such instructions. Broker non-votes only count toward a quorum if at least one proposal is presented with respect to which the bank, broker or other nominee has discretionary authority. It is expected that all proposals to be voted on at the Worldpay special meeting will be “non-routine” matters, and, as such, broker non-votes, if any, will not be counted as present and entitled to vote for purposes of determining quorum at the Worldpay special meeting. If your bank, broker or other nominee holds your shares of Worldpay common stock in “street name,” such entity will vote your shares of Worldpay common stock only if you provide instructions on how to vote by complying with the voter instruction form sent to you by your bank, broker or other nominee with this joint proxy statement/prospectus.

Required Vote

Approval of the Worldpay merger proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Worldpay Class A common stock entitled to vote thereon at a meeting of the Worldpay stockholders at which a quorum exists.

Approval of the Worldpay compensation proposal requires the affirmative vote of a majority of shares present in person or by proxy at the Worldpay special meeting and entitled to vote thereon.

If there is no quorum, approval of the Worldpay adjournment proposal requires the affirmative vote of the majority of shares present in person or by proxy.

Treatment of Abstentions, Broker Non-Votes and Failure to Vote

If you fail to submit a proxy or to vote in person at the Worldpay special meeting, your shares of Worldpay Class A common stock will not be counted towards a quorum, and, if a quorum is present, you will not affect the vote for the approval of the Worldpay adjournment proposal and Worldpay compensation proposal; however, your failure to submit a proxy or vote in person at the Worldpay special meeting will have the same effect as a vote “AGAINST” the Worldpay merger proposal.

Abstentions are treated as shares present and entitled to vote on a matter and, therefore, will have the same effect as votes “AGAINST” the Worldpay merger proposal, the Worldpay compensation proposal and the Worldpay adjournment proposal.

Broker non-votes will have the same effect as a vote “AGAINST” the Worldpay merger proposal. Broker non-votes are not considered present and entitled to vote on the Worldpay compensation proposal or the Worldpay adjournment proposal, and thus will have no effect on such proposals.

Share Ownership of and Voting by Worldpay Directors and Executive Officers

As of the close of business on the Worldpay record date, Worldpay’s directors and executive officers and their affiliates were entitled to vote an aggregate of [●] shares of Worldpay Class A common stock at the Worldpay special meeting, which represents approximately [●]% of the issued and outstanding shares of Worldpay Class A common stock entitled to vote at the Worldpay special meeting. In addition, as described in the section of this joint proxy statement/prospectus entitled “Certain Beneficial Owners of Worldpay Class A Common Stock,” as of the close of business on the Worldpay record date, Worldpay’s directors and executive officers and their affiliates beneficially owned an aggregate of [●] shares of Worldpay Class A common stock. It is expected that Worldpay’s directors and executive officers will vote their shares “FOR” the Worldpay merger proposal, “FOR” the Worldpay compensation proposal and “FOR” the adjournment proposal, although none of them has entered into any agreement obligating him or her to do so.

As of the Worldpay record date, FIS did not beneficially hold any shares of Worldpay Class A common stock.

Voting of Shares

If, as of the Worldpay record date, your shares of Worldpay Class A common stock are registered directly in your name with Worldpay’s transfer agent, then you are considered to be the stockholder “of record” with respect to those shares for purposes of receiving notice of and voting at the Worldpay special meeting. You may specify whether your shares should be voted for or against, or whether you abstain from voting with respect to, the Worldpay merger proposal, Worldpay compensation proposal and Worldpay adjournment proposal.

You may attend the Worldpay special meeting and vote your shares in person. If you plan to attend the Worldpay special meeting, please complete and mail the ticket reservation request form at the back of this joint proxy statement/prospectus or check the box on the voting page of the website identified in Worldpay’s notice of the Worldpay special meeting accompanying this joint proxy statement/prospectus. Otherwise, you may submit a proxy by any of the following methods:

•

By Mail. If you choose to submit a proxy to vote by mail, simply complete the enclosed proxy card, date and sign it, and return it in the postage-paid envelope provided. Your shares will be voted in accordance with the instructions on your proxy card. If you sign your proxy card and return it without marking any voting instructions, your shares will be voted “FOR” the Worldpay merger proposal, “FOR” the Worldpay compensation proposal, “FOR” the Worldpay adjournment proposal and in the discretion of the persons named as proxies on all other matters that may properly come before the Worldpay special meeting.

•

By Telephone. You may submit a proxy to vote your shares by telephone by calling the toll-free number provided on your proxy card any time up to [●] on [●], 2019. The procedures are designed to authenticate votes cast by using a personal identification number located on your proxy card. The procedures permit you to give a proxy to vote your shares and to confirm that your instructions have been properly recorded. If you vote by telephone, you should not return your proxy card.

•

Through the Internet. You may also submit a proxy to vote through the Internet by signing on to the website identified on your proxy card and following the procedures described in the website any time up to [●] on [●], 2019. The procedures are designed to authenticate votes cast by using a personal identification number located on your proxy card. The procedures permit you to give a proxy to vote your shares and to confirm that your instructions have been properly recorded. If you vote by Internet, you should not return your proxy card.

If you are a beneficial owner and hold your shares in “street name” or through a bank, broker or other nominee, you must either direct your bank, broker or other nominee how to vote your shares or obtain a proxy, executed in your favor, from your bank, broker or other nominee to be able to vote at the Worldpay special meeting or to be able to submit a proxy authorizing the voting of such shares. You will receive separate instructions from such bank, broker or other nominee describing how to vote your shares. The availability of telephonic or Internet voting will depend on your bank, broker or other nominee’s voting process. Please check with your bank, broker or other nominee and follow the voting instructions provided by your bank, broker or other nominee with these materials.

Your vote is very important. Whether or not you plan to attend the Worldpay special meeting, please act promptly to vote your shares with respect to the proposals described above. You may vote your shares by completing, signing and dating the enclosed proxy card and returning it in the postage-paid envelope provided. You also may vote your shares by telephone or through the Internet by following the instructions set forth on the proxy card. If you attend the Worldpay special meeting, you may vote your shares in person, even if you have previously submitted a proxy by mail, by telephone or through the Internet. If your shares are held in the name of a bank, broker or other nominee, please follow the instructions furnished by such record holder.

Revocability of Proxies; Changing Your Vote

You may revoke your proxy or change your vote at any time before your proxy is voted at the Worldpay special meeting by:

•

sending a written notice to Worldpay, Inc., Attention: Investor Relations, 8500 Governor’s Hill Drive, Symmes Township, Ohio 45249, stating that you revoke your proxy, which notice bears a date later than the date of the proxy you want to revoke and is received by Worldpay before a proxy holder votes your shares;

•	submitting a valid, later-dated proxy via mail, over the telephone or through the Internet; or

•

attending the Worldpay special meeting (or, if the Worldpay special meeting is adjourned or postponed, attending the adjourned or postponed meeting) and voting in person, which will automatically cancel any proxy previously given, or revoking your proxy in person, but your attendance alone will not constitute a vote or revoke any proxy previously given.

If you hold your shares in “street name,” you must contact your bank, broker or other nominee to change your vote or obtain a legal proxy to vote your shares if you wish to cast your vote in person at the Worldpay special meeting.

Solicitation of Proxies; Expenses of Solicitation

This joint proxy statement/prospectus is being provided to Worldpay stockholders in connection with the solicitation of proxies by the Worldpay board to be voted at the Worldpay special meeting and at any adjournments or postponements of the Worldpay special meeting. The expense of printing and mailing this joint proxy statement/prospectus is being borne 50% by Worldpay and 50% by FIS. Worldpay has retained Innisfree to aid in solicitation of proxies for the Worldpay special meeting and to verify certain records related to the solicitation. Worldpay will pay Innisfree a fee of approximately $40,000 as compensation for its services and will reimburse it for its reasonable out-of-pocket expenses. In addition, if Innisfree is requested to make calls or to receive calls from individual retail investors, Worldpay has agreed to pay Innisfree $5.00 per such call.

Worldpay is making this solicitation by mail, but Worldpay’s directors, officers and employees also may solicit proxies from shareholders by telephone, facsimile, Internet or in person. Worldpay will pay for the cost of these solicitations, but these individuals will receive no additional compensation for their solicitation services. Worldpay will reimburse brokerage houses and other custodians, nominees and fiduciaries for their reasonable expenses in sending the proxy materials to beneficial owners.

Adjournment

If a quorum is not present, approval of the Worldpay adjournment proposal requires the affirmative vote of a majority of shares present in person or by proxy at the Worldpay special meeting. At any such adjourned meeting at which a quorum will be present, any business may be transacted that might have been transacted at the original meeting. The Worldpay special meeting may also be adjourned by the person presiding over the Worldpay special meeting, such as the chairperson of the Worldpay board.

No notice of an adjourned meeting need be given if the time and place of the adjourned meeting are announced at the meeting at which the adjournment is taken, unless the adjournment is for more than 30 days or a new record date is required to be fixed under the DGCL for the adjourned meeting, in which case a notice of the adjourned meeting will be given to each shareholder of record entitled to vote at the adjourned meeting.

Other Information

The matters to be considered at the Worldpay special meeting are of great importance to Worldpay stockholders. Accordingly, you are urged to read and carefully consider the information contained in or incorporated by reference herein and complete, date, sign and promptly return the enclosed proxy card in the postage-paid envelope provided. You may also vote your shares by telephone or through the Internet. If you submit your proxy by telephone or through the Internet, you do not need to return the enclosed proxy card.

Assistance

If you need assistance in completing your proxy card or have questions regarding the Worldpay special meeting, please contact:

Innisfree M&A Incorporated

Banks and Brokers, Call: (212) 759-5833

All Others Call Toll Free: (888) 750-5834

Email: [●]

or

Worldpay, Inc.

8500 Governor’s Hill Drive,

Symmes Township, Ohio 45249

Attention: Investor Relations

Telephone: (800) 735-3362

Email: ir@worldpay.com

FIS PROPOSALS

Proposal 1—FIS Share Issuance Proposal

FIS shareholders are being asked to vote on the issuance of FIS common stock in the merger. In the merger, each share of Worldpay Class A common stock (other than the excluded shares) will be converted into the right to receive, without interest and subject to any applicable withholding taxes, 0.9287 shares of FIS common stock, together with cash in lieu of fractional shares, if any, and $11.00 in cash, as further described in “The Merger Agreement—Merger Consideration” beginning on page [●].

Under NYSE rules, a company is required to obtain shareholder approval prior to the issuance of shares of common stock if (i) the number of shares of common stock to be issued is, or will be upon issuance, equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the shares of common stock and (ii) such issuance is generally not for cash (such as an issuance for cash or a bona fide private financing). Based on the number of shares of Worldpay Class A common stock issued and outstanding as of [●], 2019, the most recent practicable trading day prior to the date of this joint proxy statement/prospectus, it is estimated that FIS will issue approximately [●] million shares of FIS common stock to Worldpay stockholders in the aggregate upon completion of the merger. The aggregate number of shares of FIS common stock that FIS will issue in the merger will exceed 20% of the shares of FIS common stock outstanding before such issuance and such issuance will not be for cash, and, for these reasons, FIS is seeking the approval of its shareholders for the issuance of shares of FIS common stock pursuant to the merger agreement.

In the event the FIS share issuance proposal is not approved by the requisite vote of FIS shareholders, the merger will not be completed. In the event the FIS share issuance proposal is approved by the requisite vote of FIS shareholders, but the merger agreement is terminated (without the merger being completed) prior to the issuance of shares of FIS common stock pursuant to the merger agreement, FIS will not issue any shares of FIS common stock as a result of the approval of the FIS share issuance proposal.

Approval of the FIS share issuance proposal requires the affirmative vote of a majority of votes cast by FIS shareholders present in person or by proxy at the FIS special meeting and entitled to vote thereon, where a quorum is present. Broker non-votes and failures to submit a vote will be entirely excluded from the vote and will have no effect on its outcome. Abstentions will have the same effect as votes “AGAINST” the proposal.

The FIS board unanimously recommends that FIS

shareholders vote “FOR” the FIS share issuance proposal.

Proposal 2—FIS Adjournment Proposal

FIS shareholders are being asked to vote on a proposal that will allow the FIS special meeting to be adjourned to another time and place one or more times, if necessary or appropriate, to solicit additional proxies if, immediately prior to such adjournment, sufficient votes to approve the FIS share issuance proposal have not been obtained by FIS.

Whether or not a quorum is present, approval of the FIS adjournment proposal requires the affirmative vote of a majority of votes present in person or by proxy at the FIS special meeting and entitled to vote thereon. Abstentions are treated as shares present and entitled to vote on the matter and, therefore, will have the same effect as votes “AGAINST” the proposal. Broker non-votes and failures to vote are not considered present and entitled to vote on this proposal and will be entirely excluded from the vote and will have no effect on its outcome.

The FIS board unanimously recommends that FIS

shareholders vote “FOR” the FIS adjournment proposal.

WORLDPAY PROPOSALS

Proposal 1—Worldpay Merger Proposal

Worldpay stockholders are being asked to adopt and approve the merger agreement, a copy of which is attached as Annex A to this joint proxy statement/prospectus, pursuant to which, on the terms and subject to the conditions set forth in the merger agreement, FIS has agreed to acquire Worldpay. In the event the Worldpay merger proposal is not approved by the requisite vote of Worldpay stockholders, the merger will not be completed. In the event the Worldpay merger proposal is approved by the requisite vote of Worldpay stockholders, but the merger agreement is terminated prior to the closing of the merger, the merger will not be completed.

Approval of the Worldpay merger proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Worldpay Class A common stock entitled to vote thereon at a meeting of the Worldpay stockholders at which a quorum exists. Abstentions, broker non-votes and failing to vote will have the same effect as votes “AGAINST” the Worldpay merger proposal.

The Worldpay board unanimously recommends that Worldpay

stockholders vote “FOR” the Worldpay merger proposal.

Proposal 2—Worldpay Compensation Proposal

Pursuant to Section 14A of the Exchange Act and Rule 14a-21(c) thereunder, Worldpay stockholders are being asked to approve, on a non-binding, advisory basis, certain merger-related executive officer compensation payments that will or may be made to Worldpay’s named executive officers in connection with the merger, as further described in “The Merger—Interests of Certain Worldpay Directors and Executive Officers in the Merger—Quantification of Potential Payments to Worldpay’s Named Executive Officers in Connection with the Merger” beginning on page [●].

Accordingly, Worldpay is asking Worldpay stockholders to vote in favor of the adoption of the following resolution, on a non-binding, advisory basis:

“RESOLVED, that the compensation that will or may be made to Worldpay’s named executive officers in connection with the merger, and the agreements or understandings pursuant to which such compensation will or may be made, in each case, as disclosed pursuant to Item 402(t) of Regulation S-K under the heading “The Merger—Interests of Certain Worldpay Directors and Executive Officers in the Merger” beginning on page [●] are hereby APPROVED.”

The vote on the Worldpay compensation proposal is separate and apart from the vote to approve the Worldpay merger proposal. Accordingly, you may vote against the Worldpay compensation proposal and vote in favor of the Worldpay merger proposal and vice versa. The vote on the Worldpay compensation proposal is advisory in nature and, therefore, not binding on Worldpay or the compensation committee of the Worldpay board, regardless of whether the Worldpay merger proposal is adopted and approved. Approval of the Worldpay compensation proposal is not a condition to the completion of the merger or the payment of any compensation, and failure to approve the Worldpay compensation proposal will have no effect on the vote on the Worldpay merger proposal or the entitlement of any individual to payments or benefits.

Approval of the Worldpay compensation proposal requires the affirmative vote of a majority of shares present in person or by proxy at the Worldpay special meeting and entitled to vote thereon. For purposes of this proposal, abstentions are treated as shares present and entitled to vote on the matter and, therefore, will have the same effect as votes “AGAINST” the Worldpay compensation proposal. Broker non-votes are not considered present and entitled to vote on this proposal and will have no effect on the outcome of the vote. Failing to vote on this proposal will have no effect on the outcome of the vote.

The Worldpay board unanimously recommends that Worldpay

stockholders vote “FOR” the Worldpay compensation

proposal.

Proposal 3—Worldpay Adjournment Proposal

Worldpay stockholders are being asked to vote on a proposal that will allow the Worldpay special meeting to be adjourned to another time and place one or more times, if necessary or appropriate, to solicit additional proxies if, immediately prior to such adjournment, sufficient votes to approve the Worldpay merger proposal have not been obtained by Worldpay.

If no quorum is present at the Worldpay special meeting, approval of the Worldpay adjournment proposal requires the affirmative vote of the majority of shares present in person or by proxy. Abstentions are treated as shares present and entitled to vote on the matter and, therefore, will have the same effect as votes “AGAINST” the Worldpay adjournment proposal. Broker non-votes are not considered present and entitled to vote on this proposal and will have no effect on the outcome of the vote. Failing to vote on this proposal will have no effect on the outcome of the vote.

The Worldpay board unanimously recommends that Worldpay

stockholders vote “FOR” the Worldpay adjournment proposal.

THE MERGER

The following is a description of the material aspects of the merger. Although FIS and Worldpay believe that the following description covers the material terms of the merger, the description may not contain all of the information important to you. You are encouraged to read carefully this joint proxy statement/prospectus in its entirety, including the merger agreement, which is included in this joint proxy statement/prospectus as Annex A, for a more complete understanding of the merger. In addition, important business and financial information about each of FIS and Worldpay is included in or incorporated by reference herein. See “Where You Can Find More Information” beginning on page [●].

General

FIS and Worldpay have entered into the merger agreement, which provides that, on the terms and subject to the conditions set forth in the merger agreement, Merger Sub, a direct, wholly-owned subsidiary of FIS will merge with and into Worldpay, with Worldpay being the surviving corporation of the merger and becoming a direct, wholly-owned subsidiary of FIS, and the separate corporate existence of Merger Sub will cease.

This joint proxy statement/prospectus is being provided to FIS shareholders in connection with the solicitation of proxies by the FIS board for the FIS special meeting. This joint proxy statement/prospectus is also being provided to Worldpay stockholders in connection with the solicitation of votes by the Worldpay board from the Worldpay stockholders for the Worldpay special meeting.

The merger agreement contains a number of conditions that must be satisfied or waived prior to the completion of the merger, including, but not limited to, obtaining the requisite FIS shareholder approval of the FIS share issuance proposal and the requisite Worldpay stockholder approval of the Worldpay merger proposal, obtaining regulatory approvals described under “The Merger—Regulatory Approvals” beginning on page [●] and obtaining authorization for listing the shares of FIS common stock issuable in the merger on the NYSE, subject to official notice of issuance. There can be no assurance that all of the conditions to the completion of the merger will be so satisfied or waived. If the conditions to the merger are not able to be satisfied or waived, FIS and Worldpay will be unable to complete the merger and the merger agreement may be terminated.

If the merger is completed, Worldpay stockholders will be entitled to receive, for each share of Worldpay Class A common stock owned by them (other than the excluded shares) immediately prior to the effective time, without interest and subject to any applicable withholding taxes, 0.9287 shares of FIS common stock, together with cash in lieu of fractional shares, if any, and $11.00 in cash, as further described in “The Merger Agreement—Merger Consideration” beginning on page [●]. Because the exchange ratio is fixed, the market value of the merger consideration will fluctuate with the price of FIS common stock until the merger is completed. The market price of FIS common stock has fluctuated since the date of the announcement of the merger agreement and will continue to fluctuate from the date of this joint proxy statement/prospectus to the date of the Worldpay special meeting, the date of the FIS special meeting, the date the merger is completed and thereafter. No fractional shares of FIS common stock will be issued upon the conversion of shares of Worldpay Class A common stock pursuant to the merger agreement, and Worldpay stockholders will receive cash in lieu of any fractional shares, as further described in “The Merger Agreement—Treatment of Fractional Shares” beginning on page [●].

See “The Merger Agreement—Treatment of Worldpay Equity Awards” beginning on page [●] for more information regarding Worldpay equity awards.

Background of the Merger

As part of FIS’ ongoing consideration and evaluation of its long-term prospects and strategies, the FIS board and management regularly review strategic opportunities involving companies building complementary solutions in the financial services space. The FIS board and management also monitor developments in the financial services technology industry and the industries serviced by financial services technology providers, as well as the opportunities and challenges facing participants in those industries. These assessments have included guidance and analysis from legal counsel and financial advisors. The range of potential strategic alternatives that have been considered include, but are not limited to, business combinations and other strategic transactions.

The Worldpay board regularly reviews Worldpay’s results of operations, business strategy and strategic alternatives in the context of ongoing developments in the payments industry. The payments industry landscape continues to evolve and, in recent years, the industry has experienced increased consolidation. Among other developments, the ubiquity of the internet has increasingly driven commerce to be conducted online, with decreasing costs of technology creating opportunities for merchants to deploy eCommerce and mobile commerce solutions. In addition, commerce continues to evolve into a global activity as merchants utilize these online and mobile methods to connect with consumers in geographic markets outside their own. Against this backdrop, increasing consolidation has been driven by the need for industry participants to meet customer demands through providing a broader array of products and services, enhancing rapidly changing product development and innovation and realizing the benefits of scale. These developments in large part drove the 2018 combination of Worldpay Group plc and Vantiv, Inc. (now Worldpay). Following that combination, Worldpay has continued to consider and explore alternatives for revenue growth, products and services diversification and stockholder value enhancement.

In this regard, Gary A. Norcross, the chairman, president and chief executive officer of FIS, and Charles D. Drucker, the executive chairman and chief executive officer of Worldpay have spoken on several occasions over the last two years about payments industry dynamics and the possibility of mutually beneficial commercial arrangements or combining the two companies.

On June 28, 2017, Mr. Norcross and Mr. Drucker discussed several business opportunities including the possibility of combining the two companies, but agreed that the timing was not right for such a transaction.

On September 11 and 12, 2018, the FIS board held a strategic retreat in which, among other things, the FIS board and executive management discussed potential M&A strategic areas and specific targets in those areas, including the payments area in general and Worldpay in particular.

In September 2018, Worldpay engaged Credit Suisse as financial advisor to assist Worldpay in exploring strategic alternatives for its issuer solutions business, which was a low single-digit revenue growth business, and contacted several parties to solicit their interest in a potential acquisition of the issuer solutions business. In that regard, on September 27, 2018, Mr. Drucker called Mr. Norcross to explore FIS’ interest in a possible acquisition of the issuer solutions business. Also, on this call, Mr. Norcross and Mr. Drucker discussed the possibility of a business combination transaction, but they agreed that the timing was not right as the legacy Worldpay acquisition was still being integrated and that they would revisit this topic in 2019.

On October 2, 2018, Credit Suisse, on behalf of Worldpay, contacted John Crawford, Senior Vice President–Finance and M&A at FIS, to discuss further FIS’ potential interest in an acquisition of Worldpay’s issuer solutions business and parameters for potential bids. FIS and Worldpay entered into a confidentiality agreement on October 5, 2018, and FIS conducted due diligence with respect to the business but ultimately decided not to submit a bid for the business. On behalf of Worldpay, Credit Suisse subsequently indicated to FIS that the business may not be sold and that based on positive conversations between the CEOs of each company, perhaps a larger transaction opportunity would be available in 2019. Worldpay subsequently determined not to pursue a sale of its issuer solutions business at that time.

On January 14, 2019, FIS CFO James Woodall asked Mr. Crawford for updated models on the large acquisition opportunities under regular review, with specific focus on the payments sector. That afternoon Mr. Norcross, Mr. Woodall and Mr. Crawford met to discuss actionability of potential deals.

In mid-January, Mr. Drucker and Mr. Norcross briefly corresponded about developments in the payments industry. Mr. Norcross and Mr. Drucker agreed to meet to continue the conversation at the next available opportunity.

On January 31, 2019, the FIS board, at its regularly scheduled quarterly meeting, discussed potential mergers and acquisitions, which we refer to as M&A opportunities, including Worldpay, as well as the strategic M&A landscape and potential value creation for FIS shareholders. Financial attributes and impact for FIS were also discussed as to potential targets, and Worldpay stood out as one of the top potential opportunities. Additionally, the FIS board discussed the potential engagement of Centerview and Goldman Sachs to provide financial advice if a significant M&A opportunity, such as a possible combination with Worldpay, became actionable.

On February 1, 2019, Mr. Drucker traveled to Jacksonville, Florida to meet with Mr. Norcross, at which meeting they discussed the possibility of exploring a potential business combination transaction involving FIS and Worldpay. In order to adequately evaluate a potential strategic transaction between Worldpay and FIS, Mr. Drucker and Mr. Norcross discussed entering into a mutual confidentiality agreement to facilitate the exchange of information between the parties.

On or about February 1, 2019, Worldpay retained Skadden to provide legal advice with respect to a potential transaction with FIS.

On February 2, 2019, FIS and Worldpay entered into a mutual confidentiality agreement, and Mr. Norcross reached out to Mr. Drucker to continue the discussion in respect of a potential business combination transaction. Each of Worldpay and FIS thereafter began to provide the other with preliminary business and financial information to assist the other’s evaluation of a potential business combination between the two companies.

Also on February 2, 2019, FIS engaged Willkie Farr & Gallagher LLP, which we refer to as Willkie, to provide legal advice with respect to a potential transaction with Worldpay.

On February 3, 2019, FIS sent to Worldpay a non-binding indication of interest containing a proposal for a stock-for-stock transaction. The proposal valued a share of Worldpay Class A common stock at $97 per share, reflecting a 14% premium over the $84.77 closing price of the Worldpay Class A common stock on the NYSE on February 1, 2019 and a 23% premium over the $79.00 30-day volume-weighted average price, which we refer to as VWAP, of the Worldpay Class A common stock on the NYSE as of February 1, 2019.

On or about February 3, 2019, Worldpay senior management contacted Credit Suisse to act, as financial advisor to Worldpay in connection with the potential strategic transaction with FIS, subject to appropriate conflict checks and approval of the Worldpay board, and thereafter Credit Suisse was engaged to act as Worldpay’s financial advisor in connection with a strategic transaction involving Worldpay and FIS.

During the two weeks that followed, Worldpay senior management, with the assistance of Credit Suisse, evaluated the February 3, 2019 indication of interest, FIS’ business and operations and the potential business and financial implications of a combination with FIS, and Mr. Drucker began reaching out to individual Worldpay directors to inform them of the discussion between Worldpay and FIS with respect to a potential transaction and the February 3 indication of interest.

On or about February 4, 2019, FIS senior management contacted Centerview and Goldman Sachs to act as financial advisors to FIS in connection with the potential strategic transaction with Worldpay, subject to appropriate conflict checks and approval of the FIS board.

On February 11, 2019, Mr. Drucker, along with Stephanie Ferris, CFO of Worldpay, went to Jacksonville, with Mark Heimbouch, President and COO of Worldpay, participating via telephone from London, to meet with Mr. Norcross, Mr. Woodall and Bruce Lowthers, Co-COO of FIS. The discussion was focused on a potential business combination transaction and preliminary views on synergy opportunities in such a transaction.

Also, on February 11, 2019, FIS engaged the Boston Consulting Group, which we refer to as BCG, to update previous analyses it had provided to FIS with respect to a market assessment of the payments space. At this time, FIS did not mention to BCG its negotiations with Worldpay.

On February 14, 2019, Mr. Drucker and Mr. Norcross convened telephonically to follow up on their discussion from the meeting on February 11, 2019. Mr. Drucker communicated to Mr. Norcross that Worldpay remained interested in continuing discussions about a transaction, but that FIS would need to make a higher bid to move the transaction forward. Mr. Drucker also advised that there would be regularly scheduled Worldpay board meetings on February 19, 2019 and February 20, 2019.

FIS continued its review of Worldpay’s public filings and requested Willkie to aid in the diligence process with respect to Worldpay and to advise on the potential transaction.

On February 15, 2019, the FIS board held a special telephonic meeting to discuss strategic opportunities, including the status of discussions with Worldpay. At this meeting, management reviewed the strategic rationale of a business combination transaction with Worldpay and financial analysis and valuation modeling, preliminary synergies and value creation for FIS shareholders. The FIS board agreed upon an increased non-binding indication of interest to Worldpay up to a value of $104 per share of Worldpay Class A common stock. After Marc Mayo, Chief Legal Officer for FIS, reviewed with the FIS board their fiduciary responsibilities in relation to such a transaction and engaging financial advisors to assist with such a transaction and reviewed with the FIS board the relationship disclosures provided by Goldman Sachs and Centerview, the FIS board authorized the engagement of those investment banks to provide financial advisory services to FIS regarding a potential Worldpay transaction. Soon thereafter, Goldman Sachs and Centerview executed agreements with FIS to be bound by the confidentiality provisions of the mutual confidentiality agreement between FIS and Worldpay.

Later on February 15, 2019, FIS delivered a revised non-binding indication of interest to Worldpay for a proposed stock-for-stock transaction. The indication of interest delivered to Worldpay valued a share of Worldpay Class A common stock between $102 and $104, reflecting a 17%-19% premium over the $87.21 closing price of Worldpay Class A common stock on the NYSE on February 14, 2019 and a 24%-26% premium over the $82.23 30-day VWAP of the Worldpay Class A common stock on the NYSE at the time.

On February 19, 2019 and February 20, 2019, Worldpay convened the above-mentioned regularly scheduled meetings of its board. Representatives of Credit Suisse and Skadden were in attendance at the February 19, 2019 meeting. At the meetings, Mr. Drucker and other members of Worldpay’s senior management provided a detailed update on the status of the discussions regarding a potential strategic transaction with FIS, including the terms of the February 15, 2019 indication of interest. At the February 19, 2019 meeting, representatives of Credit Suisse provided an overview of the proposed transaction, including preliminary financial analyses. Internal counsel of Worldpay, together with Skadden, provided an overview of the directors’ fiduciary duties. Following the update and discussions, the Worldpay board authorized the formation of a transactions committee of independent directors for the purpose of considering potential strategic business combination transactions, including a transaction with FIS, which we refer to as the Worldpay transactions committee. The members of this committee were Jeffrey Stiefler, Lee Adrean, Kevin Costello and Gary Lauer.

On February 20, 2019, Mr. Drucker called Mr. Norcross to discuss the Worldpay board’s position. In particular, there was discussion as to whether the potential transaction should be for all stock.

On February 21, 2019 and February 22, 2019, several members of the executive management teams of FIS and Worldpay met in Amelia Island, Florida, together with their respective financial advisors on the second day to discuss the potential business combination, including financial, business, accounting, legal and regulatory due diligence matters.

On February 27, 2019, Mr. Drucker and members of senior management of Worldpay met telephonically with the Worldpay transactions committee to review and discuss the potential transaction with FIS. The Worldpay transactions committee directed Worldpay senior management to continue discussions with FIS senior management and to request from FIS an increase in the proposed per share consideration for Worldpay common stock in the proposed transaction.

On February 28 and March 1, 2019, expanded management teams of FIS and Worldpay met in Cincinnati, Ohio, together with their respective financial advisors, to further discuss a potential business combination transaction, including potential revenue and expense synergies, and how the companies would fit together and benefit the shareholders of each company. The agenda included meetings on major business segments, synergy opportunities, corporate and functional diligence and a reverse diligence presentation by FIS.

On February 28, 2019, BCG signed an agreement with FIS to be bound by the confidentiality provisions of the mutual confidentiality agreement between FIS and Worldpay and was made aware of the discussions between FIS and Worldpay.

On March 4, 2019, the FIS board held a telephonic meeting in which management updated the FIS board on the meetings with Worldpay management, diligence, negotiations and further financial analysis, including following Worldpay’s stock price increase after its earnings announcement. Mr. Woodall and Mr. Crawford presented valuation and financial models of both a 90% stock/10% cash deal and an 80% stock/20% cash deal for the FIS board’s review and discussion. The FIS board also reviewed presentations from BCG on the payments landscape and reviewed preliminary financial analyses of a potential transaction with Worldpay prepared by each of Centerview and Goldman Sachs based on publicly available information and information provided by FIS’ senior management. After such review and discussion, management recommended and the FIS board agreed to management making a 90% stock/10% cash proposal at a value of $110 per share, amounting to an approximately 13% premium over the Worldpay closing stock price of $97.72 on March 1, 2019. This proposal provided a fixed exchange ratio of 0.913 shares of FIS common stock (based on the FIS closing stock price on March 1, 2019) plus $11 cash for each share of Worldpay Class A common stock.

Later on March 4, 2019, FIS delivered a further revised non-binding indication of interest to Worldpay that valued each share of Worldpay Class A common stock at $110, reflecting a 13% premium over the $97.72 closing price of Worldpay Class A common stock on the NYSE on March 1, 2019 and a 25% premium over the $88.04 30-day VWAP of Worldpay Class A common stock on the NYSE at the time. The purchase price would be payable with a 90%/10% mix of FIS common stock and cash, with holders of Worldpay Class A common stock receiving, for each share of Worldpay Class A common stock, 0.913 of a share of FIS common stock, which ratio would be fixed, and $11 in cash. The updated indication of interest also proposed that the combined company’s board of directors would be expanded to twelve members from the existing ten member FIS board, with Worldpay having the right to (i) designate five members of the initial combined-company board of directors, which we refer to as the Worldpay combined-company directors, and (ii) nominate the initial lead independent director for the combined-company board of directors. The updated indication of interest also proposed that Mr. Drucker would serve as executive vice chairman for an initial period of at least 12 months following the closing of a transaction. In addition, the updated indication of interest requested that Worldpay enter into a mutual exclusivity agreement with FIS that would expire 20 days from the execution of the mutual exclusivity agreement, with one possible ten-day extension.

On March 5, 2019, at a telephonic meeting of the Worldpay transactions committee, Mr. Drucker and other members of Worldpay senior management briefed the Worldpay transactions committee on the March 4, 2019 updated indication of interest and the February 28 and March 1, 2019 meetings. Credit Suisse also attended the call and reviewed the financial aspects of the proposed transaction. The Worldpay transactions committee instructed Mr. Drucker and other members of Wordplay senior management to seek a higher exchange ratio and further corporate governance participation provisions and advised in favor of Worldpay entering into an exclusivity agreement with FIS. Representatives of Skadden were also in attendance at this meeting.

At a March 6, 2019 meeting in Jacksonville, Florida and in several follow-up conversations after that on March 6 and 7, 2019, Mr. Norcross and Mr. Drucker discussed, among other things, governance, social issues in combining the two companies, the roles of executives of each of Worldpay and FIS in the combined company, terms to be set forth in a further indication of interest and a mutual exclusivity agreement.

On March 7, 2019, FIS delivered a further revised non-binding indication of interest to Worldpay that valued each share of Worldpay Class A common stock at $110, reflecting a 16% premium over the $95.10 closing price of Worldpay Class A common stock on the NYSE on March 6, 2019 and a 23% premium over the $89.09 30-day VWAP of Worldpay Class A common stock on the NYSE at the time. The purchase price would be payable with a 90%/10% mix of FIS common stock and cash, with holders of Worldpay Class A common stock receiving for each share of Worldpay Class A common stock 0.9287 of a share of FIS common stock, which ratio would be fixed, and $11 in cash. The increase in the exchange ratio was based on a change in the market price of FIS common stock since March 4, 2019. The updated indication of interest proposed that, in addition to the governance and management matters set forth in the March 4, 2019 indication of interest, (i) at least one of the five Worldpay combined-company directors would be appointed to each standing committee of the board of directors of the combined company and (ii) if any of the Worldpay combined-company directors were to leave the combined-company board within two years after the closing of the proposed transaction, the remaining Worldpay combined-company directors would have the right to propose up to two potential replacement candidates that would be considered in good faith by the corporate governance and nominating committee of the combined company board. The updated indication of interest proposed that Worldpay and FIS enter into exclusivity through March 24, 2019. Worldpay and FIS subsequently negotiated, and on March 7, 2019 entered into a mutual exclusivity agreement providing for exclusivity through March 24, 2019.

Later that same day, FIS delivered to Worldpay an initial draft of the merger agreement. The draft merger agreement included, among other things, customary representations and warranties and covenants generally on a reciprocal basis, customary closing conditions and a mutual termination fee of 3.25% of the enterprise value (or approximately 4% of equity value) of Worldpay, payable if the merger agreement were terminated in certain circumstances, including by one party as a result of a change of recommendation by the board of the other party. In addition, the draft merger agreement provided that the parties would each be required to use its reasonable best efforts to obtain regulatory approvals in respect of the proposed business combination transaction, but the parties would not be required to take any action (including divesting, selling or holding separate any asset) if such action would be material to FIS and its subsidiaries or Worldpay and its subsidiaries.

Also on March 7, 2019, Mr. Norcross and Mr. Drucker spoke after they signed the mutual exclusivity agreement to prepare a schedule for the following week for matters that needed to be accomplished before signing.

Between March 7, 2019 and March 17, 2019, each of FIS and Worldpay and their respective advisors continued to conduct business, legal and financial diligence on the other party.

On March 7, 2019, FIS met with representatives of Barclays and engaged Barclays to underwrite a bridge facility. On March 8, 2019, FIS separately met with representatives of Goldman Sachs Bank USA and Goldman Sachs Lending Partners LLC, which we collectively refer to as GS Bank, and engaged GS Bank to underwrite a bridge facility. Between March 8 and March 17, 2019, the banks engaged in due diligence and negotiated a debt commitment letter with FIS.

On March 7, 2019, FIS contacted S&P, Moody’s and Fitch to engage their advisory services to render their opinions as to whether the proposed transaction would impact FIS’ current investment grade credit ratings. FIS met with the rating advisory boards on March 12 and requested feedback by March 15, 2019. On March 14, 2019, Fitch reaffirmed FIS’ ratings at BBB stable, and on March 15, 2019 S&P and Moody’s reaffirmed FIS’ ratings at BBB/Baa2 stable.

On March 8, 2019, FIS delivered to Worldpay a draft timeline of workstreams targeting a March 18 announcement. Also on or about March 8, 2019, each of FIS and Worldpay provided data room access to the other party and its representatives and advisors.

On March 8, 2019, Willkie and Skadden discussed FIS’ initial draft of the merger agreement. During the period between March 7 and March 17, 2019, representatives of Willkie, on the one hand, and Skadden, on the other hand, at the direction and with the guidance and input of their respective clients, exchanged several drafts of the merger agreement and engaged in negotiations regarding the terms and conditions of the merger agreement, including certain governance matters with respect to the combined company. During such period, members of senior management of FIS, on the one hand, and Worldpay, on the other hand, also engaged in negotiations regarding the terms and conditions of the merger agreement, including certain governance matters with respect to the combined company.

On March 11 and 12, 2019, FIS management and Worldpay management met in New York, New York to discuss, among other things, a communications plan with respect to the proposed transaction, including an announcement deck for investors.

On March 13, 2019, Mr. Drucker and other members of senior management of Worldpay telephonically briefed the Worldpay transactions committee on the status of the negotiations with FIS. Credit Suisse also attended the call and reviewed financial aspects of the proposed transaction.

On March 15, 2019, Mr. Norcross spoke with Mr. Drucker about remaining merger agreement issues around talent and retention, including the achievement level at which outstanding performance share awards and integration share awards would transfer to the combined company and permissible equity compensation grants between signing and closing.

On March 16, 2019, the FIS board held a telephonic meeting with certain members of FIS management and representatives of Centerview, Goldman Sachs and Willkie in attendance. The FIS management team delivered a presentation to the FIS board on the business and strategic implications of the potential business combination. The FIS board asked numerous questions, which were answered by the management team. Representatives of each of Centerview and Goldman Sachs then reviewed with FIS their respective financial analyses of the merger consideration and answered questions regarding such analyses. Mr. Mayo reviewed with the board the key terms of the draft merger agreement that had been negotiated between the parties, and then Mr. Mayo and a representative of Willkie responded to questions from the FIS board regarding certain legal aspects of the potential transaction. The FIS management team then delivered to the FIS board a further presentation on the financial aspects of the proposed business combination. Representatives of Centerview then rendered to the FIS board an oral opinion, which was subsequently confirmed by delivery of a written opinion dated March 16, 2019, that, as of such date and based upon and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the merger consideration to be paid by FIS in the merger pursuant to the merger agreement was fair, from a financial point of view, to FIS. For a detailed discussion of Centerview’s opinion, see the section entitled “—Opinion of Centerview, FIS’ Financial Advisor” beginning of page [●] of this joint proxy statement/prospectus. Representatives of Goldman Sachs then rendered to the FIS board an oral opinion, which was subsequently confirmed by delivery of a written opinion dated March 17, 2019, that, as of such date and based upon and subject to the factors and assumptions set forth in Goldman Sachs’ written opinion, the merger consideration to be paid by FIS for each share of Worldpay Class A common stock pursuant to the merger agreement was fair, from a financial point of view, to FIS. For a detailed discussion of Goldman Sach’s opinion, see the section entitled “—Opinion of Goldman Sachs Co. LLC, FIS’ Financial Advisor” beginning of page [●] of this joint proxy statement/prospectus. Following these discussions and the delivery of the presentations, and after extensive review and discussion by the FIS board, including consideration of the factors described below under the heading “The Merger—Recommendation of the FIS board; FIS’ Reasons for the Merger” beginning on page [●], the FIS board determined that the merger and related share issuance were fair to and in the best interests of FIS and its shareholders, and approved the merger agreement and the transactions contemplated by the merger agreement, and declared it advisable that FIS enter into the merger agreement and, subject to receiving the requisite approval by FIS shareholders, make the related share issuance. The FIS board also approved the debt financing necessary to complete the transactions contemplated by the merger agreement.

That same day, Worldpay convened a telephonic meeting of the Worldpay board to review and discuss the terms of the proposed transaction with FIS and related matters. Members of senior management of Worldpay as well as representatives of Credit Suisse and Skadden were in attendance at the meeting. At the meetings, among other things, legal counsel reviewed the material terms of the merger agreement, and members of Worldpay’s management team updated the Worldpay board on the status of discussions with FIS and reviewed the business and financial implications and benefits of the proposed transaction, including the estimated synergies, anticipated to result from the proposed transaction. Credit Suisse reviewed with the Worldpay board the financial aspects of the proposed transaction.

On March 17, 2019, Worldpay convened a telephonic meeting of the Worldpay board. Worldpay’s management team provided an update on the proposed transaction. Credit Suisse then reviewed and discussed its financial analyses with respect to Worldpay, FIS and the merger. Thereafter, at the request of the Worldpay board, Credit Suisse rendered its oral opinion to the Worldpay board (which was subsequently confirmed in writing by delivery of Credit Suisse’s written opinion dated the same date) as to, as of March 17, 2019, the fairness, from a financial point of view, to the holders of Worldpay Class A common stock of the merger consideration to be received by such holders in the merger pursuant to the merger agreement. Following further discussion with and questions from members of the Worldpay board, and on the basis of its consideration of, among other things, the matters set forth under the heading “The Merger—Recommendation of the Worldpay Board; Worldpay’s Reasons for the Merger,” the Worldpay board unanimously determined that the merger agreement and the transactions contemplated thereby were advisable and in the best interests of Worldpay and its stockholders and approved the merger agreement and the transactions contemplated thereby.

Also, Mr. Norcross, on March 16, and Mr. Drucker, on March 17, each informed the other of the approval by the FIS and Worldpay boards, respectively, of the transaction.

On March 17, 2019, FIS and Worldpay executed and delivered the merger agreement, providing for an exchange ratio of 0.9287 of a share of FIS common stock and $11 in cash for each share of Worldpay Class A common stock, which valued each share of Worldpay Class A common stock at $112.12 reflecting a 14% premium over the $98.68 closing price of Worldpay Class A common stock on the NYSE on March 15, 2019 and a 20% premium over the 30-day VWAP of Worldpay Class A common stock on the NYSE at the same time. On March 17, 2019, FIS also executed a debt commitment letter for the bridge facility with Barclays and GS Bank.

On March 18, 2019, the transaction was announced before the market open in London.

Recommendation of the FIS Board; FIS’ Reasons for the Merger

At a special meeting held on March 16, 2019, the FIS board unanimously:

•	approved the merger agreement and the transactions contemplated by thereby, including the merger, and declared it advisable that FIS enter into the merger agreement; and

•	recommended approval by the FIS shareholders of the FIS share issuance.

THE FIS BOARD UNANIMOUSLY RECOMMENDS THAT FIS SHAREHOLDERS VOTE “FOR” THE FIS SHARE ISSUANCE PROPOSAL.

In reaching its decision to approve the merger agreement and the transactions contemplated thereby, including the merger, and declaring it advisable that FIS enter into the merger agreement, the FIS board, as described in “The Merger—Background of the Merger” beginning on page [●], held a number of meetings, consulted with FIS’ senior management and representatives of FIS’ financial advisors, Centerview and Goldman Sachs and of Willkie, FIS’ outside legal counsel, and considered the business, assets and liabilities, results of operations, financial performance, strategic direction and prospects of FIS and Worldpay and determined that the merger was fair to and in the best interests of FIS and its shareholders. In making its determination, the FIS board considered a number of factors, including the following:

•	the ability of the combined company to create value for its clients by:

•	combining FIS’ and Worldpay’s respective financial technology and payments capabilities with an even more extensive and comprehensive range of end-to-end solutions;

•	offering combined modern, digital capabilities to accelerate clients’ revenue growth, streamline their operations and create better engagement with their customers;

•	continuing modernization investments both companies have been making;

•	combining FIS’ and Worldpay’s global operations and capabilities to offer clients broader access to customers and transactions worldwide;

•

creating an expanded universe of best-in-class solutions available to clients due to the complementary strengths of FIS and Worldpay, including offerings such as banking, payments, capital markets and global ecommerce capabilities; and

•	offering combined omni-channel payment and multi-currency capabilities, robust risk and fraud solutions and advanced data analytics;

•	that the merger is expected to generate at least $500 million of run-rate revenue synergies and $400 million of run-rate expense synergies by the end of 2021, assuming a June 30, 2019 closing date;

•

that the combination of industry leading technology offerings and global distribution channels offered by FIS and Worldpay serving high-growth secular markets will immediately accelerate the revenue growth profile of FIS, along with meaningful revenue growth opportunities across the merchant and banking ecosystems;

•

that the combined company expects to generate significant free cash flow of nearly $4.5 billion in the third year following the closing of the merger, assuming achievement of synergies, and that FIS intends to deploy such cash flow with the same discipline as its proven, historical capital allocation strategy;

•	an enhanced financial profile, including pro forma annual revenue for 2018 of in excess of $12.0 billion;

•	that FIS anticipates having a capital structure, balance sheet and capital allocation policy consistent with investment-grade debt ratings;

•

the intention of FIS to refinance approximately $7.8 billion of the debt that Worldpay is expected to have at the time of the closing of the merger and the ability of FIS to obtain commitments for a bridge facility for that purpose;

•

that the combined company will have an experienced management team of both FIS and Worldpay personnel who have a proven track record of innovation leadership, a history of successful integration and a history of exceeding synergy plan targets to drive transformational value to clients and shareholders;

•	that the combined company will be led by an experienced board and leadership team that leverages the strengths and capabilities of FIS and Worldpay, including:

•

that the chief executive officer and president of FIS immediately prior to the effective time will continue to serve as the chief executive officer and president of FIS and will remain the chairman of the FIS board, and the chief executive officer of Worldpay immediately prior to the effective time will become an executive of FIS and will serve as the vice executive chairman of the FIS board;

•	that the FIS board will be comprised of 12 directors, of whom initially (i) seven will be continuing FIS directors, one of whom will be the FIS CEO, and (ii) five will be individuals designated by

Worldpay, one of whom will be the Worldpay CEO, as described in “Governance of the Combined Company” beginning on page [●]; and

•

that a director designated by Worldpay, other than the Worldpay CEO, will serve as the lead independent director of the FIS board, and a continuing Worldpay director will be appointed to each standing committee of the FIS board as of the effective time;

•

the exchange ratio and that the exchange ratio and cash component of the merger consideration are fixed, with no adjustment in the merger consideration to be received by Worldpay stockholders as a result of possible increases or decreases in the trading price of FIS’ or Worldpay’s stock following the announcement of the merger;

•

that holders of shares of FIS common stock as of immediately prior to the completion of the merger will hold, in the aggregate, approximately 53% of the issued and outstanding shares of common stock of the combined company, on a fully diluted basis, immediately following the completion of the merger;

•

historical information concerning FIS’ and Worldpay’s respective business, financial condition, results of operations, earnings, trading prices, technology positions, management, competitive positions and prospects on a stand-alone basis and forecasted combined basis;

•

the results of due diligence review of Worldpay and its business, including with respect to the integration of prior acquisitions, legal, accounting, tax, human resources and intellectual property matters, conducted by FIS and its advisors;

•

the current and prospective business environment in which FIS and Worldpay operate, including international, national and local economic conditions, the competitive and regulatory environment and the likely effect of these factors on FIS and the combined company;

•	the recommendation of FIS’ senior management in favor of the merger;

•	the alternatives reasonably available to FIS, including an acquisition of or merger with another company or continuation on a stand-alone basis;

•	the impact of the merger on the customers and employees of FIS;

•

the belief of FIS’ management that the merger would be approved by the requisite regulatory authorities, without the imposition of conditions sufficiently material to preclude the merger, and would otherwise be completed in accordance with the terms of the merger agreement;

•

the opinion of Centerview rendered to the FIS board on March 16, 2019, which was subsequently confirmed by delivery of a written opinion dated March 16, 2019, that, as of such date, and subject to the various assumptions made, procedures followed, matters considered, and the qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the merger consideration to be paid by FIS in the merger pursuant to the merger agreement was fair, from a financial point of view, to FIS, as more fully described below under the caption in “The Merger—Opinion of Centerview, FIS’ Financial Advisor” beginning on page [●] and the full text of the written opinion of Centerview, which is attached as Annex B to this joint proxy statement/prospectus;

•

the oral opinion of Goldman Sachs rendered to the FIS board, subsequently confirmed by delivery of a written opinion, dated March 17, 2019, to the FIS board, to the effect that, as of the date of Goldman Sachs’ written opinion and based upon and subject to the factors and assumptions set forth in Goldman Sachs’ written opinion, the merger consideration to be paid by FIS for each share of Worldpay Class A common stock pursuant to the merger agreement was fair, from a financial point of view, to FIS, as more fully described below under the caption in “The Merger—Opinion of Goldman, FIS’ Financial Advisor” beginning on page [●] and the full text of the written opinion of Goldman Sachs, which is attached as Annex C to this joint proxy statement/prospectus;

•

the review by the FIS board with the advice and counsel of its legal counsel and financial advisors of the structure of the merger and the financial and other terms of the merger agreement, which resulted from arm’s-length negotiations between FIS and its advisors, on the one hand, and Worldpay and its advisors, on the other hand, including the parties’ representations, warranties and covenants, the conditions to their respective obligations and the termination provisions as well as the likelihood of completion of the merger and the evaluation of FIS’ board of directors of the likely time period necessary to complete the merger. The FIS board also considered the following specific aspects of the merger agreement:

•

the nature of the closing conditions included in the merger agreement, including the reciprocal exceptions to the events that would constitute a material adverse effect on either FIS or Worldpay for purposes of the merger agreement, as well as the likelihood of satisfaction of all conditions to completion of the transactions;

•

the requirement to use reasonable best efforts to obtain requisite regulatory approvals, including the approvals or clearances by applicable U.S. and foreign competition authorities, except that, in connection with obtaining the requisite regulatory approvals required pursuant to any antitrust or competition laws in the United States, FIS or any of its subsidiaries or other affiliates are required to, among other actions, divest assets or hold separate assets of or otherwise take any other action that would limit the freedom of action with respect to any assets, licenses, operations, rights, product lines, businesses or interest therein of FIS, Worldpay or the surviving corporation (or any of their respective subsidiaries or other affiliates) unless such divestiture, holding separate of assets or other action would be material to the combined company, after giving effect to the merger (except that FIS can compel Worldpay to take any of the actions referred to above (or agree to take such actions) if such actions are only effective after the effective time);

•

FIS’ right to engage or participate in any negotiations with a third party that makes an unsolicited written bona fide proposal after the date of the merger agreement relating to an alternative acquisition or provide any confidential or non-public information or data to, or have or participate in any discussions with, a third party that makes an unsolicited written bona fide proposal after the date of the merger agreement relating to an alternative acquisition, in each case, if the FIS board has determined in good faith (after receiving the advice of its outside legal counsel and its outside financial advisors) that such proposal constitutes or would reasonably be expected to result in a transaction that is superior to the proposed merger with Worldpay and the failure to take such action would be inconsistent with FIS directors’ fiduciary duties under applicable law;

•

the right of the FIS board to change its recommendation to FIS shareholders to vote “FOR” the FIS share issuance proposal if a superior proposal is available or an intervening event has occurred so long as the FIS board has determined in good faith (after receiving the advice of its outside legal counsel and its outside financial advisors) that continuing to make such recommendation would be inconsistent with its fiduciary duties under applicable law, subject to certain conditions (including taking into account any modifications to the terms of the merger agreement); and

•

the ability of FIS to terminate the merger agreement under certain circumstances, subject in some instances to the obligation of FIS to pay to Worldpay a termination fee of $1 billion, as described in “The Merger Agreement—Termination Fee” beginning on page [●].

The FIS board weighed these advantages and opportunities against a number of potentially negative factors in its deliberations concerning the merger agreement and the merger, including:

•

the risk that the merger may not be completed despite the parties’ efforts, including the possibility that the conditions to the parties’ obligations to complete the merger (which include certain conditions that are not within the control of the parties to the merger agreement) may not be satisfied or that completion of the merger may be unduly delayed, and any resulting adverse impacts on FIS, its business and the trading price of FIS common stock;

•

the risk that regulatory authorities may object to and challenge the merger or may impose terms and conditions that may adversely affect the anticipated operations, synergies and financial results of FIS in order to resolve those objections, including imposing operational restrictions or requiring divestitures of certain assets and businesses, and that, as a result, the merger might not be completed in a timely manner, without the imposition of restrictions or requirements, or in a manner that achieves the anticipated financial benefits of the merger, or at all, as described in “The Merger Agreement—Regulatory Matters; Efforts to Complete the Merger” beginning on page [●];

•

the risk that, because the exchange ratio under the merger agreement would not be adjusted for changes in the market price of FIS common stock or Worldpay Class A common stock, the value of the shares of FIS common stock to be issued to holders of shares of Worldpay Class A common stock upon the completion of the merger could be significantly more than the value of such shares immediately prior to the announcement of the merger;

•

the possible diversion of management attention for an extended period of time during the pendency of the merger and, following the closing, the difficulties and management challenges inherent in completing the merger and integrating the businesses, operations and workforce of Worldpay with those of FIS, particularly in light of Worldpay’s size and complexity;

•	the potential difficulties in retaining Worldpay and FIS key personnel following the announcement of the merger;

•	the potential effect of the merger on the overall business of FIS, including its relationships with customers, suppliers, employees and regulators;

•

the risk of not realizing all the anticipated cost savings, enhanced revenue opportunities and other benefits expected as a result of the merger, and that FIS or Worldpay may not achieve their financial projections and that general economic and market conditions outside the control of the parties to the merger agreement could deteriorate;

•	the substantial costs to be incurred in connection with the merger and the integration of Worldpay’s business into FIS;

•	the provisions of the merger agreement which prohibit FIS from soliciting, initiating, seeking or supporting or knowingly encouraging or facilitating any inquiries or acquisition proposals;

•

the risk that the $1 billion termination fee to which FIS may be entitled, on the terms and subject to the conditions set forth in the merger agreement, in the event Worldpay terminates the merger agreement in certain circumstances, as described in “The Merger Agreement—Termination Fee” beginning on page [●], may not be sufficient to compensate FIS for the harm it might suffer as a result of such termination;

•

the risk that the refinancing of Worldpay’s existing debt financing arrangements in connection with the merger may not ultimately be achieved at all or on the terms anticipated by FIS and that FIS will incur additional debt as a result of the merger which could cause FIS to encounter difficulties, increased costs or less favorable terms associated with securing financing in the future, as described in more detail in “Risk Factors” beginning on page [●], or which could lead to a credit ratings downgrade or change in ratings outlook;

•

the risk that, in connection with obtaining the requisite regulatory approvals required pursuant to any antitrust or competition laws in the United States and taking all actions necessary to receive such regulatory approval, either FIS or Worldpay is required sell, divest or transfer assets, licenses, operations, rights, product lines or businesses (other than those material to the combined business after giving effect to the merger), among other things;

•	the potential for litigation relating to the merger and the associated costs, burden and inconvenience involved in defending those proceedings;

•	the risk that the requisite FIS shareholder approval of the FIS share issuance proposal or the requisite Worldpay stockholder approval of the Worldpay merger proposal may not be obtained;

•	the terms of the merger agreement that restrict FIS’ abilities to operate its business outside of the ordinary course before the closing of the merger; and

•	the other risks associated as described in “Risk Factors” beginning on page [●] and matters described in “Cautionary Statement Regarding Forward-Looking Statements” beginning on page [●].

The FIS board considered all of these factors as a whole and, on balance, concluded that it supported a favorable determination to enter into the merger agreement.

The FIS board was also aware of, and considered the fee to be paid to each of Centerview and Goldman Sachs, as financial advisors to FIS, the fee to be paid to an affiliate of Goldman Sachs that will arrange for and provide financing to FIS in connection with the merger and the relationships Centerview and Goldman Sachs have with FIS, Worldpay, certain affiliates of Worldpay, each as described in “Opinion of FIS’ Financial Advisor” beginning on page [●], in connection with its consideration of Centerview’s and Goldman Sachs’ advice regarding the merger.

The foregoing discussion of the information and factors that the FIS board considered is not intended to be exhaustive, but rather is meant to include the material factors that the FIS board considered. The FIS board collectively reached the conclusion to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement in light of the various factors described above and other factors that the members of the FIS board believed were appropriate. In view of the complexity and wide variety of factors, both positive and negative, that the FIS board considered in connection with its evaluation of the merger, the FIS board did not find it practical, and did not attempt, to quantify, rank or otherwise assign relative or specific weights or values to any of the factors it considered in reaching its decision and did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to the ultimate determination of the FIS board. In considering the factors discussed above, individual directors may have given different weights to different factors.

The foregoing description of FIS’ consideration of the factors supporting the merger is forward-looking in nature. This information should be read in light of the factors discussed in “Cautionary Statement Regarding Forward-Looking Statements” beginning on page [●].

Recommendation of the Worldpay Board; Worldpay’s Reasons for the Merger

In reaching its decision to approve the merger agreement and the transactions contemplated thereby, including the merger, and declaring it advisable and in the best interests of Worldpay and its stockholders that Worldpay enter into the merger agreement, the Worldpay board evaluated the merger in consultation with Worldpay management, as well as Worldpay’s financial and legal advisors, and considered a number of factors, including, among others, the following material factors (which are presented below in no particular order and which were neither ranked nor weighted in any manner by the Worldpay board):

•

the complementary strengths and franchises of Worldpay and FIS and the potential strategic benefits to be realized from the merger, including the expectation that the combined company will be positioned to offer best-in-class global eCommerce, enterprise banking, payments, and capital markets capabilities empowering financial institutions and businesses worldwide;

•

the economies of scale presented by the merger, including the combined operations, technology infrastructure and data and analytics capabilities to enable delivery of cost efficient services and provide an enhanced value proposition for clients, as well as the expanded possibilities for organic growth and acquisitions of other third parties that would be available to the combined company;

•	that the merger is expected to generate at least $500 million of run-rate revenue synergies and $400 million of run-rate expense synergies by the end of 2021, assuming a June 30, 2019 closing date;

•	that the combined company expects to achieve free cash flow of nearly $4.5 billion in the third year following the closing of the merger, assuming achievement of synergies;

•

that the combined company will have an experienced management team of both FIS and Worldpay personnel who have a proven track record of innovation leadership, a history of successful integration and a history of exceeding synergy plan targets to drive transformational value to clients and shareholders;

•

the corporate governance provisions of the merger agreement, which provide that, following the completion of the merger, (i) the combined company board will be expanded to consist of twelve directors, (ii) Worldpay will have the right to designate its CEO and four of its other existing directors as directors on the combined company board, (iii) at least one legacy Worldpay director will serve on each of the standing committees of the combined company board, (iv) a Worldpay director (other than the Worldpay CEO) will serve as the lead independent director of the combined company board and (v) the Worldpay CEO will be the executive vice chairman of the combined company board;

•

the implied value of the per share merger consideration and the fact that it represented a 14% premium to the closing price, and a 20% premium to the 30 day VWAP of Worldpay Class A common stock on the NYSE for the 30 trading day period ending on March 15, 2019, the last trading day prior to the meeting of the Worldpay board to approve the merger agreement and the transactions contemplated thereby, including the merger;

•	information and discussions regarding FIS’ business, results of operations, financial and market position and future earnings and prospects and Worldpay’s due diligence investigation of FIS;

•

the Worldpay board’s familiarity with and understanding of Worldpay’s business, results of operations, financial and market position and expectations concerning Worldpay’s future earnings and prospects;

•

a review and analysis of the opportunities and risks to Worldpay of remaining an independent, stand-alone company, due to, among other factors, the entry of new competitors into the payments and financial technology industry, increasing consolidation and scale in the payments and financial technology industry and the constantly evolving marketplace in which Worldpay operates, driven by clients and consumers who are continuously searching for new and innovative solutions in an increasingly digital and international landscape;

•	the historical performance of each of Worldpay Class A common stock and FIS common stock;

•	the fact that the cash portion of the merger consideration offers Worldpay stockholders immediate liquidity and certainty of value as to a portion of the merger consideration;

•

the fact that the stock consideration offers Worldpay stockholders the opportunity to share in the future growth and expected synergies of the combined company while retaining the flexibility for Worldpay stockholders to sell all or a portion of those FIS shares following completion of the merger;

•	the fact that the merger is intended to qualify as a reorganization for U.S. federal income tax purposes, though such qualification is not a condition to closing of the merger;

•

the financial analyses reviewed and discussed with the Worldpay board by representatives of Credit Suisse as well as the oral opinion of Credit Suisse rendered to the Worldpay board on March 17, 2019 (which was subsequently confirmed in writing by delivery of Credit Suisse’s written opinion dated the same date) as to, as of March 17, 2019, the fairness, from a financial point of view, to the holders of Worldpay Class A common stock of the merger consideration to be received by such holders in the merger pursuant to the merger agreement;

•	the review of the Worldpay board, with the advice and assistance of its outside counsel, Skadden, of the material terms of the of the merger agreement, including the board’s ability under certain circumstances to withdraw, change, qualify or modify its recommendation that the Worldpay stockholders adopt and approve the merger agreement, including in certain circumstances where Worldpay has received a superior proposal (as defined in the merger agreement);

•

the fact that, under the merger agreement, Worldpay has the right, under certain circumstances, to (i) provide confidential information or data to, and (ii) participate in discussions and negotiations with, in each case, a third party that makes an unsolicited written bona fide acquisition proposal after the date of the merger agreement, in each case, if the Worldpay board has concluded in good faith (after receiving the advice of its outside counsel and its outside financial advisor) that such proposal constitutes or could reasonably be expected to lead to a “superior proposal” (as defined in the merger agreement) and that the failure to take such action would be inconsistent with Worldpay directors’ fiduciary duties under applicable law;

•

the likelihood that the merger would be completed, including after consideration of the risks related to certain regulatory approvals which will be required to complete the transactions contemplated by the merger agreement; and

•

the right of Worldpay to receive the termination fee of $1 billion in the event that the merger agreement is terminated under certain circumstances, including in the event that Worldpay terminates the merger agreement because the FIS board no longer recommends that FIS shareholders vote “FOR” the FIS share issuance proposal.

The Worldpay board also considered a number of risks and uncertainties associated with the merger in connection with its deliberation of the merger, including, among others, the following (not necessarily in order of importance):

•

the fact that the FIS stock consideration is based on a fixed exchange ratio and the risk that the value of such consideration to be paid to Worldpay stockholders could decrease during the pendency of the merger, including between the time that the Worldpay stockholders vote to adopt and approve the merger agreement and the time that the merger is ultimately completed, as a result of a decrease in the market price of FIS common stock during that period;

•	the potential risks associated with achieving anticipated revenue and expense synergies and successfully integrating Worldpay’s business, operations and workforce with those of FIS;

•	the potential risk of diverting management attention and resources from the operation of Worldpay’s business during the pendency of the merger;

•	the risks of potential employee attrition or adverse effects on business and customer relationships as a result of the pending merger;

•	the risk that the requisite competition and regulatory approvals might not be obtained and, as a result, the merger may not be completed;

•

the risk that governmental entities may impose conditions on the combined company in connection with their review and approval of the transaction that may adversely affect the ability of the combined company to fully realize the expected benefits of the merger;

•	the terms of the merger agreement that restrict Worldpay’s abilities to operate its business outside of the ordinary course before the closing of the merger;

•

the risk that, if FIS pays Worldpay a termination fee pursuant to the merger agreement in certain circumstances following the termination of the merger agreement, such fee does not sufficiently compensate Worldpay for adverse effects arising out of such termination of the merger agreement;

•	the significant transaction, restructuring and integration costs expected to be incurred in connection with the merger;

•

the fact that Worldpay would be required to recommend the adoption and approval of the merger to the Worldpay stockholders and not withdraw, change, qualify or modify in a manner adverse to FIS such recommendation, except in certain circumstances described in the section of this joint proxy statement/prospectus entitled “The Merger Agreement—Change in Board Recommendation;”

•

the fact that Worldpay will be subject to certain restrictions and limitations on its ability to solicit and respond to proposals from third parties with respect to alternative acquisitions, except in certain circumstances described above; and

•

the fact that Worldpay may be required to pay FIS a termination fee of $1 billion in the event that the merger agreement is terminated under certain circumstances, including in the event that FIS terminates the merger agreement because the Worldpay board no longer recommends that Worldpay stockholders vote “FOR” the Worldpay merger proposal, or in the event Worldpay enters into or consummates an alternative acquisition transaction within twelve months following the termination of the merger agreement under certain circumstances, and the fact that the potential obligation to pay such termination fee may dissuade interested third parties from approaching Worldpay regarding a potential acquisition transaction.

The Worldpay board considered all of the factors and concluded that the uncertainties, risks and potential negative factors relevant to the merger were outweighed by the potential benefits that it expected to achieve for Worldpay stockholders as a result of the merger.

The following discussion of the information and factors considered by the Worldpay board includes the principal factors considered by the Worldpay board, but is not intended to be exhaustive and may not include all of the factors considered by the Worldpay board. In view of the wide variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, the Worldpay board did not find it useful to and did not attempt to quantify, rank or otherwise assign relative or specific weights to these factors. Rather, the Worldpay board viewed its determination and recommendation as being based on the totality of the information presented to it and the factors it considered. In addition, individual members of the Worldpay board may have given differing weights to different factors.

Opinion of Centerview, FIS’ Financial Advisor

On March 16, 2019, Centerview rendered to the FIS board its oral opinion, subsequently confirmed in a written opinion dated such date, that, as of such date and based upon and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the merger consideration to be paid by FIS in the merger pursuant to the merger agreement was fair, from a financial point of view, to FIS.

The full text of Centerview’s written opinion, dated March 16, 2019, which describes the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, is attached as Annex B to this joint proxy statement/prospectus and is incorporated herein by reference. The summary of the written opinion of Centerview set forth below is qualified in its entirety by the full text of Centerview’s written opinion attached as Annex B. Centerview’s financial advisory services and opinion were provided for the information and assistance of the FIS board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the transaction, and Centerview’s opinion only addressed the fairness, from a financial point of view, as of the date of Centerview’s written opinion, to FIS of the merger consideration to be paid by FIS in the merger pursuant to the merger agreement. Centerview’s opinion did not address any other term or aspect of the merger agreement or the transaction and does not constitute a recommendation to any stockholder of FIS or any other person as to how such stockholder or other person should vote with respect to the merger or otherwise act with respect to the transaction or any other matter.

The full text of Centerview’s written opinion should be read carefully in its entirety for a description of the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion.

In connection with rendering the opinion described above and performing its related financial analyses, Centerview reviewed, among other things:

•	a draft of the merger agreement dated March 14, 2019, which we refer to as the draft merger agreement;

•	Annual Reports on Form 10-K of each of FIS and Worldpay for the years ended December 31, 2018, December 31, 2017 and December 31, 2016;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of FIS and Worldpay;

•	certain publicly available research analyst reports for FIS and Worldpay;

•	certain other communications from FIS and Worldpay to their respective stockholders;

•

certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of Worldpay, furnished to Centerview by FIS for purposes of Centerview’s analysis, which we refer to as the Worldpay internal data;

•

certain financial forecasts, analyses and projections relating to Worldpay prepared by management of FIS and furnished to Centerview by FIS for purposes of Centerview’s analysis, which we refer to as the Worldpay forecasts;

•

certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of FIS, including certain financial forecasts, analyses and projections relating to FIS, on both a stand-alone and pro-forma basis, which we refer to as the FIS forecasts, prepared by management of FIS and furnished to Centerview by FIS for purposes of Centerview’s analysis, and which we collectively refer to as the FIS internal data; and

•

certain cost savings and operating synergies projected by the management of FIS to result from the transaction furnished to Centerview by FIS for purposes of Centerview’s analysis, which we refer to as the projected synergies.

Centerview also participated in discussions with members of the senior management and representatives of FIS and Worldpay regarding their assessment of the Worldpay internal data, the Worldpay forecasts, the FIS internal data (including, without limitation, the FIS forecasts) and the projected synergies, as appropriate, and the strategic rationale for the transaction. In addition, Centerview reviewed publicly available financial and stock market data, including valuation multiples, for FIS and Worldpay and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that Centerview deemed relevant. Centerview also compared certain of the proposed financial terms of the transaction with the financial terms, to the extent publicly available, of certain other transactions that Centerview deemed relevant, and conducted such other financial studies and analyses and took into account such other information as Centerview deemed appropriate.

Centerview assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by Centerview for purposes of its opinion and, with FIS’ consent, Centerview relied upon such information as being complete and accurate. In that regard, Centerview assumed, at FIS’ direction, that the Worldpay internal data, the Worldpay forecasts, the FIS internal data (including, without limitation, the FIS forecasts) and the projected synergies, were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of FIS and Worldpay, as applicable, as to the matters covered thereby and Centerview relied, at FIS’ direction, on the Worldpay internal data, the Worldpay forecasts, the FIS internal data (including, without limitation, the FIS forecasts) and the projected synergies for purposes of Centerview’s analysis and opinion. Centerview expressed no view or opinion as to the Worldpay internal data, the Worldpay forecasts, the FIS internal data (including, without limitation, the FIS forecasts), the projected synergies or the assumptions on which they were based. In addition, at the direction of FIS, Centerview did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of Worldpay or FIS, nor was Centerview furnished with any such evaluation or appraisal, and Centerview was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of Worldpay or FIS. Centerview assumed, at the direction of FIS, that the final executed merger agreement would not differ in any respect material to Centerview’s analysis or opinion from the draft merger agreement reviewed by Centerview and that the representations and warranties made by each party to the merger agreement were and would be true and correct in all respects material to Centerview’s analysis. Centerview also assumed, at the direction of FIS, that the transaction would be consummated on the terms set forth in the merger agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to Centerview’s analysis or opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the transaction, no delay, limitation, restriction, condition or other change, including any divestiture requirements or amendments or modifications, would be imposed, the effect of which would be material to Centerview’s analysis or opinion. Centerview also assumed that the transaction would have the tax consequences described in discussions with, and materials furnished to Centerview by, representatives of FIS. Centerview did not evaluate and did not express any opinion as to the solvency or fair value of FIS, Worldpay or any other person, or the ability of FIS, Worldpay or any other person to pay its obligations when they come due, or as to the impact of the transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Centerview is not a legal, regulatory, tax or accounting advisor, and Centerview expressed no opinion as to any legal, regulatory, tax or accounting matters.

Centerview expressed no view as to, and Centerview’s opinion did not address, FIS’ underlying business decision to proceed with or effect the transaction, or the relative merits of the transaction as compared to any alternative business strategies or transactions that might be available to FIS or in which FIS might engage. Centerview’s opinion was limited to and addressed only the fairness, from a financial point of view, as of the date of Centerview’s written opinion, to FIS of the consideration to be paid by FIS pursuant to the merger agreement. Centerview was not asked, nor did Centerview express any view on, and Centerview’s opinion did not address, any other term or aspect of the merger agreement or the transaction, including, without limitation, the structure or form of the transaction, or any other agreements or arrangements contemplated by the merger agreement or entered into in connection with or otherwise contemplated by the transaction, including, without limitation, the fairness of the transaction or any other term or aspect of the transaction to, or any consideration to be received in connection therewith by, or the impact of the transaction on, the holders of any class of securities, creditors or other constituencies of FIS or any other party. In addition, Centerview expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of FIS or any party, or class of such persons in connection with the transaction, whether relative to the merger consideration to be paid by FIS pursuant to the merger agreement or otherwise. Centerview’s opinion related in part to the relative value of FIS and Worldpay. Centerview’s opinion was necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to Centerview as of the date of Centerview’s written opinion, and Centerview does not have any obligation or responsibility to update, revise or reaffirm Centerview’s opinion based on circumstances, developments or events occurring after the date of Centerview’s written opinion. Centerview expressed no view or opinion as to any consequence that may result from the transaction, including as to the price at which FIS shares or Worldpay shares will trade at any time, including following the announcement or consummation of the transaction, or as to what the value of FIS shares actually will be when issued pursuant to the transaction. Centerview’s written opinion does not constitute a recommendation to any person as to how such person should vote or otherwise act with respect to the transaction or any other matter. Centerview’s financial advisory services and its written opinion were provided for the information and assistance of the FIS board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the transaction. The issuance of Centerview’s opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Summary of Centerview Financial Analysis

The following is a summary of the material financial analyses prepared for and reviewed with the FIS board in connection with Centerview’s opinion, dated March 16, 2019. The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinion of, Centerview, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by Centerview. Centerview may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analyses summarized below should not be taken to be Centerview’s view of the actual value of FIS or Worldpay. Some of the summaries of the financial analyses set forth below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses performed by Centerview. Considering the data in the tables below without considering all financial analyses or factors or the full narrative description of such analyses or factors, including the methodologies and assumptions underlying such analyses or factors, could create a misleading or incomplete view of the processes underlying Centerview’s financial analyses and its opinion. In performing its analyses, Centerview made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of FIS, Worldpay or any other parties to the transaction. None of FIS, Worldpay, Merger Sub or Centerview or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of FIS or Worldpay do not purport to be appraisals or reflect the prices at which FIS or Worldpay may actually be sold. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before March 14, 2019 and is not necessarily indicative of current market conditions. For purposes of the financial analyses described below in this section, the term Adjusted EBITDA is described below in the sections entitled “Certain Unaudited Prospective Financial Information—Certain Stand-Alone Worldpay Unaudited Prospective Financial Information Used by Centerview and Goldman Sachs” and “Certain Unaudited Prospective Financial Information—Certain Stand-Alone FIS Unaudited Prospective Financial Information Used by Centerview and Goldman Sachs” beginning on pages [●] and [●].

Stand-Alone Worldpay Financial Analysis

Selected Comparable Public Company Analysis

Centerview reviewed and compared certain financial information, ratios and multiples for Worldpay to corresponding financial information, ratios and multiples for publicly traded companies that Centerview deemed comparable, based on its experience and professional judgment, to Worldpay, which we refer to as the selected Worldpay comparable companies.

The selected Worldpay comparable companies consisted of:

Merchant Acquirers

Global Payments Inc.

Total System Services, Inc.

EVO Payments, Inc.

Core Processors

Fiserv, Inc. (pro forma for its announced acquisition of First Data)

Fiserv, Inc. (stand-alone)

Fidelity National Information Services, Inc.

Jack Henry & Associates, Inc.

High-Growth

Paypal Holdings, Inc.

Wirecard AG

Although none of the selected Worldpay comparable companies is directly comparable to Worldpay, these companies were selected by Centerview, among other reasons, because they are publicly traded companies in the financial services technology industry with certain operational and financial characteristics, which, for purposes of Centerview’s analyses, may be considered to be similar to those of Worldpay.

Using publicly available information obtained from SEC filings, publicly available Wall Street research, other publicly available information and closing stock prices as of March 14, 2019 (except in the case of Fiserv, Inc. stand-alone, for which Centerview used the closing stock price of January 15, 2019, the closing price immediately prior to the first day on which news of a potential transaction involving First Data Corporation was published), as well as the Worldpay projections, Centerview calculated, for each selected Worldpay comparable company and for Worldpay, the following ratios and multiples: (1) the price to earnings ratio for the 2019 and 2020 calendar years based on consensus analyst estimates (adjusted to exclude expenses related to stock-based compensation and amortization of acquired intangibles) and (2) enterprise value (calculated as the market value of fully diluted common equity with outstanding options treated with the treasury stock method plus the book value of debt and non-controlling interests, less cash and cash equivalents including investments in debt securities) of 2019 and 2020 calendar year estimated EBITDA (excluding stock-based compensation expense). Where applicable, the multiples were adjusted to account for certain events such as pending acquisitions and divestitures.

The results of this analysis for the Worldpay comparable companies are summarized below:

	Low	Median	High
Merchant Acquirers
2019E Price / Earnings	19.3x	22.0x	34.7x
2020E Price / Earnings	17.0x	18.9x	28.9x
EV / 2019E EBITDA	13.8x	16.0x	17.8x
EV / 2020E EBITDA	12.6x	14.5x	15.7x
Core Processors
2019E Price / Earnings	18.5x	21.3x	37.3x
2020E Price / Earnings	16.8x	18.2x	32.3x
EV / 2019E EBITDA	13.1x	15.1x	18.9x
EV / 2020E EBITDA	12.3x	13.6x	17.4x
High-Growth
2019E Price / Earnings	26.3x	30.4x	34.4x
2020E Price / Earnings	19.5x	24.0x	28.5x
EV / 2019E EBITDA	17.9x	20.7x	23.6x
EV / 2020E EBITDA	13.5x	16.6x	19.7x

Based on its experience and professional judgment, for purposes of its analysis Centerview selected a reference range of price to estimated 2019 earnings ratios of 21.0x to 25.0x, a reference range of price to estimated 2020 earnings ratios of 18.0x to 21.0x, a reference range of enterprise value to estimated 2019 EBITDA (excluding stock-based compensation expense) multiples of 16.0x to 20.0x and a reference range of enterprise value to estimated 2020 EBITDA multiples of 14.0x to 18.0x. However, because none of the selected companies is exactly the same as Worldpay, Centerview believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected company analysis. Accordingly, in selecting these reference ranges, Centerview made qualitative judgments based on its experience and professional judgment concerning differences between the business, financial and operating characteristics and prospects of Worldpay and the selected Worldpay comparable companies that could affect the public trading values in order to provide a context in which to consider the results of the quantitative analysis.

Centerview applied the adjusted EPS multiple reference ranges to Worldpay’s calendar year 2019 and 2020 estimated adjusted EPS (excluding stock-based compensation expense) as set forth in the Worldpay forecasts to derive ranges of implied values per share of Worldpay Class A common stock. Centerview also applied the Adjusted EBITDA multiple reference ranges to Worldpay’s calendar year 2019 and 2020 estimated Adjusted EBITDA (excluding stock-based compensation expense) as set forth in the Worldpay forecasts to derive ranges of implied enterprise values for Worldpay. Centerview subtracted from each of these ranges of implied enterprise values the face value of Worldpay’s net debt (including non-controlling interest) as of December 31, 2018 as set forth in the Worldpay internal data to derive a range of implied equity values for Worldpay. Centerview then divided these implied equity values by the number of fully-diluted outstanding shares of Worldpay Class A common stock as of March 14, 2019 as set forth in the Worldpay internal data to derive a range of implied values per share of Worldpay Class A common stock.

The results of this analysis, rounded to the nearest $0.25, are summarized below:

Valuation Metric(1)	Implied Share Price
2019 Estimated Adjusted EPS	$96.50 – 115.00
2020 Estimated Adjusted EPS	$97.25 – 113.50
2019 Enterprise Value / Estimated Adjusted EBITDA	$82.75 – 109.75
2020 Enterprise Value / Estimated Adjusted EBITDA	$82.75 – 113.50

(1)	Excludes stock-based compensation expense.

Centerview then compared these ranges to the value of the merger consideration of $111.10 per share of Worldpay Class A common stock implied by the sum of (i) the stock consideration calculated as the product of the exchange ratio of 0.9287 and the closing price of FIS common stock on March 14, 2019 and (ii) the $11.00 per share cash consideration to be paid in the merger.

Selected Transactions Analysis

Centerview analyzed certain information relating to selected transactions in the financial services technology industry in the past five years that Centerview deemed, based on its experience and professional judgement, to be comparable to Worldpay and the transaction.

The selected transactions consisted of:

Announcement Date	Acquirer	Target
January 2019	Fiserv, Inc.	First Data Corporation
December 2017	Total System Services, Inc.	Cayan Holdings, LLC
September 2017	Hellman & Friedman LLC (Consortium)	Nets A/S
July 2017	The Blackstone Group L.P. and CVC Capital Partners	Paysafe Group plc
July 2017	Vantiv, Inc.	Worldpay Group plc
May 2017	First Data Corporation	CardConnect Corp.
January 2016	Total System Services, Inc.	TransFirst Holdings Corp.
December 2015	Global Payments Inc.	Heartland Payment Systems, Inc.
July 2014	Ingenico Group SA	Global Collect BV
May 2014	Vantiv, Inc.	Mercury Payment Systems, LLC

No company or transaction used in this analysis is directly comparable to Worldpay or the transaction. The companies included in the selected transactions are companies that were selected, among other reasons, because they have certain characteristics that, for the purposes of this analysis, may be considered to be similar to those of Worldpay. The reasons for and the circumstances surrounding each of the selected transactions analyzed were diverse, and there are inherent differences in the business, operations, financial conditions and prospects of Worldpay and the companies included in the selected transactions. Accordingly, Centerview believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected transactions analysis. This analysis involves complex considerations and qualitative judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading, acquisition or other values of the selected target companies and Worldpay.

Using information from SEC filings, news reports and other publicly available information, Centerview calculated, for each selected transaction set forth above, among other things, the enterprise value implied for the applicable target company based on the consideration payable in the applicable selected transactions, as a multiple of the target company’s Adjusted EBITDA for the last-12-month period, which we refer to as LTM, for which financial information had been made public at the time of the announcement of such transactions (including stock-based compensation expense where that information was available). The results of this analysis are summarized below:

	25th Percentile	Mean	Median	75th Percentile
Enterprise Value / LTM Adjusted EBITDA Multiple(1)	14.9x	17.7x	17.1x	20.4x

(1)	Includes stock-based compensation expense where available.

Based on its analysis of the relevant metrics for each of the selected companies, Centerview selected a reference range of enterprise value to estimated LTM Adjusted EBITDA multiples of 18.0x to 21.0x. In selecting this reference range, Centerview made qualitative judgments based on its experience and professional judgment concerning differences between the business, financial and operating characteristics and prospects of Worldpay and the companies included in the selected transactions and other factors that could affect the public trading, acquisition or other values of such companies or Worldpay. Centerview applied this reference range to Worldpay’s LTM Adjusted EBITDA (including stock-based compensation expense), reflected in the Worldpay internal data, to calculate an illustrative range of implied enterprise values of Worldpay. Centerview subtracted from this range of implied enterprise values the face value of Worldpay’s net debt (including non-controlling interest) as of December 31, 2018 as set forth in the Worldpay internal data to derive a range of equity values for Worldpay. Centerview then divided this range of equity values by the number of fully-diluted outstanding shares of Worldpay Class A common stock as of March 14, 2019 as set forth in the Worldpay internal data to derive a range of implied values per share of Worldpay Class A common stock of $79.50 to $97.00, rounded to the nearest $0.25. Centerview then compared the results of this analysis to the value of the merger consideration of $111.10 per share implied by the sum of (i) the stock consideration calculated as the product of the exchange ratio of 0.9287 and the closing price of FIS common stock on March 14, 2019 and (ii) the $11.00 per share cash consideration to be paid in the merger.

Discounted Cash Flow Analysis

Centerview performed a discounted cash flow analysis of Worldpay, which is a traditional valuation methodology used to derive a valuation of an asset by calculating the present value of estimated future cash flows of the asset. Present value refers to the current value of future cash flows and is obtained by discounting those future cash flows by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

In performing this analysis, Centerview calculated the estimated present value of the unlevered free cash flows of Worldpay reflected in the Worldpay projections for the years from 2019 through 2023. The terminal value of Worldpay at the end of the forecast period was estimated by using perpetuity growth rates ranging from 4.0% to 5.0%. The unlevered free cash flows and terminal values were then discounted to present value using discount rates ranging from 8.25% to 9.25%. This range of discount rates was determined based on Centerview’s analysis of Worldpay’s weighted average cost of capital. Based on its analysis, Centerview calculated a range of implied enterprise values of Worldpay. Centerview added to this range of implied enterprise values the estimated present value of Worldpay’s future tax benefits and subtracted from this range the face value of Worldpay’s net debt (including non-controlling interest) as of December 31, 2018 as set forth in the Worldpay internal data to derive a range of implied equity values of Worldpay. Centerview then divided this range of implied equity values by the number of fully-diluted outstanding shares of Worldpay Class A common stock as of March 14, 2019 as set forth in the Worldpay internal data to derive a range of implied values per share of Worldpay Class A common stock of $89.50 to $154.25, rounded to the nearest $0.25. Centerview then compared the results of this analysis to the value of the merger consideration of $111.10 per share implied by the sum of (i) the stock consideration calculated as the product of the exchange ratio of 0.9287 and the closing price of FIS common stock on March 14, 2019 and (ii) the $11.00 per share cash consideration to be paid in the merger.

Centerview also performed a discounted cash flow analysis of Worldpay inclusive of the projected synergies expected to be realized by FIS in connection with the merger. In performing this analysis, Centerview calculated the estimated present value of the cash flow impact of projected revenue and cost synergies (on an after-tax basis), net of the costs expected by FIS to achieve the projected synergies, which we refer to in this “—Opinion of Centerview, FIS’ Financial Advisor ” section as net synergies, for the years from 2019 through 2023. The terminal value of the cash flow impact of the projected synergies at the end of the forecast period was estimated by using perpetuity growth rates ranging from 4.0% to 5.0%, in the case of projected revenue synergies, and 0.0% in the case of the projected cost synergies. The net synergies and terminal values were then discounted to present value using discount rates ranging from 8.25% to 9.25%, which range was selected using the methodologies and assumptions described above. Based on the discounted cash flow analyses Centerview performed on Worldpay, as described above, and on the projected synergies, Centerview calculated a range of implied values per share of Worldpay Class A common stock, including 52.6% (based on FIS’ pro forma ownership of the combined company) of the projected synergies, of $101.75 to $171.25, rounded to the nearest $0.25. Centerview then compared the results of this analysis to the value of the merger consideration of $111.10 per share implied by the sum of (i) the stock consideration calculated as the product of the exchange ratio of 0.9287 and the closing price of FIS common stock on March 14, 2019 and (ii) the $11.00 per share cash consideration to be paid in the merger.

Other Factors

Centerview noted for the FIS board certain additional factors solely for informational purposes, including, among other things, the following:

•

Historical Stock Price Trading Analysis. Centerview reviewed the stock price performance of Worldpay Class A common stock for the 52-week period prior to March 14, 2019. Centerview noted that the range of low and high closing prices of Worldpay Class A common stock during the prior 52-week period was $70.53 to $101.82, as compared to the merger consideration of $111.10 per share implied by the sum of (i) the stock consideration calculated as the product of the exchange ratio of 0.9287 and the closing price of FIS common stock on March 14, 2019 and (ii) the $11.00 per share cash consideration to be paid in the merger. Centerview also noted that historical trading price analysis is not a valuation methodology and that such analysis was presented for reference purposes only and not as a component of Centerview’s fairness analyses.

•

Analyst Price Target Analysis. Centerview reviewed stock price targets for Worldpay reflected in selected publicly available Wall Street research analyst reports for which estimates were available and noted that the range of stock price targets in such research analyst reports was between $92.00 and $138.00, as compared to the merger consideration of $111.10 per share implied by the sum of (i) the stock consideration calculated as the product of the exchange ratio of 0.9287 and the closing price of FIS common stock on March 14, 2019 and (ii) the $11.00 per share cash consideration to be paid in the merger. Centerview also noted that analyst price targets are not a valuation methodology and that such analysis was presented for reference purposes only and not as a component of Centerview’s fairness analyses.

Stand-Alone FIS Financial Analysis

Selected Comparable Public Company Analysis

Centerview reviewed and compared certain financial information, ratios and multiples for FIS to corresponding financial information, ratios and multiples for publicly traded companies that Centerview deemed comparable, based on its experience and professional judgment, to FIS. We refer to these selected publicly traded companies in this “—Opinion of Centerview, FIS’ Financial Advisor” section as the selected FIS comparable companies.

The selected FIS comparable companies consisted of:

Fiserv, Inc. (pro forma for its announced acquisition of First Data)

Fiserv, Inc. (stand-alone)

Total System Services, Inc.

SS&C Technologies Holdings, Inc.

Broadridge Financial Solutions, Inc.

Jack Henry & Associates, Inc.

Although none of the selected FIS comparable companies is directly comparable to FIS, these companies were selected, among other reasons, because they are publicly traded companies in the financial services technology industry with certain operational and financial characteristics, which, for purposes of its analyses, Centerview considered to be similar to those of FIS.

Using publicly available information obtained from SEC filings, publicly available Wall Street research, other publicly available information and closing stock prices as of March 14, 2019 (except in the case of Fiserv stand-alone, for which Centerview used the closing stock price of January 15, 2019, the closing price immediately prior to the first day on which news of a potential transaction involving First Data Corporation was published), as well as the FIS projections, Centerview calculated, for each selected FIS comparable company, and for FIS, the following ratios and multiples: (1) the price to earnings ratio for the 2019 and 2020 calendar years based on consensus analyst estimates (adjusted to exclude expenses related to stock-based compensation and amortization of acquired intangibles) and (2) enterprise value (calculated as the market value of fully diluted common equity with outstanding options treated with the treasury stock method plus the book value of debt and noncontrolling interests, less cash and cash equivalents including investments in debt securities) as a multiple of 2019 and 2020 calendar year estimated EBITDA (excluding stock-based compensation expense). Where applicable, the multiples were adjusted to account for certain events such as pending acquisitions and divestitures.

	Low	Median	High
2019E Price / Earnings	16.6x	21.3x	37.3x
2020E Price / Earnings	15.1x	18.2x	32.3x
EV / 2019E Adjusted EBITDA	13.4x	13.8x	18.9x
EV / 2020E Adjusted EBITDA	12.4x	13.2x	17.4x

Based on its experience and professional judgment, for purposes of its analysis Centerview selected a price to estimated price to estimated calendar year 2019 earnings ratio reference range of 16.0x to 21.0x, a price to estimated calendar year 2020 earnings ratio reference range of 14.0x to 18.0x, an enterprise value to estimated calendar year 2019 EBITDA multiple reference range of 13.0x to 15.0x and an enterprise value to estimated calendar year 2020 EBITDA multiple reference range of 12.0x to 14.0x. In selecting these reference ranges, Centerview made qualitative judgments based on its experience and professional judgment concerning differences between the business, financial and operating characteristics and prospects of FIS and the selected FIS comparable companies that could affect the public trading values in order to provide a context in which to consider the results of the quantitative analysis.

Centerview applied the adjusted EPS multiple reference ranges to FIS’ calendar year 2019 and 2020 estimated adjusted EPS (excluding stock-based compensation expense) as set forth in the FIS forecasts to derive a range of implied values per share of FIS common stock. Centerview also applied the adjusted EBITDA multiple reference ranges to FIS’ calendar year 2019 and 2020 estimated adjusted EBITDA (excluding stock-based compensation expense) as set forth in the FIS forecasts to derive a range of implied enterprise values for FIS. Centerview subtracted from each of these ranges of implied enterprise values the face value of FIS’ net debt (including noncontrolling interest and adjusted for $400 million of cash used for share repurchases subsequent to December 31, 2018) as of December 31, 2018 to derive a range of implied equity values for FIS. Centerview then divided these implied equity values by the number of fully-diluted outstanding shares of FIS common stock as of March 10, 2019 as set forth in the FIS internal data to derive a range of implied values per share of FIS common stock.

The results of this analysis, rounded to the nearest $0.25, are summarized below:

Valuation Metric(1)	Implied Share Price
2019 Estimated Adjusted EPS	$93.75 – 123.00
2020 Estimated Adjusted EPS	$89.50 – 115.00
2019 Enterprise Value / Estimated Adjusted EBITDA	$107.50 – 127.75
2020 Enterprise Value / Estimated Adjusted EBITDA	$106.00 – 127.50

(1)	Excludes stock-based compensation expense.

Discounted Cash Flow Analysis

Centerview also performed a discounted cash flow analysis of FIS.

In performing the discounted cash flow analysis, Centerview calculated the estimated present value of the unlevered free cash flows of FIS reflected in the FIS forecasts (burdened for stock-based compensation expense) for the years from 2019 through 2023. The terminal value of FIS at the end of the forecast period was estimated by using perpetuity growth rates ranging from 2.5% to 3.5%. The unlevered free cash flows and terminal values were then discounted to present value using discount rates ranging from 8.00% to 9.00%. This range of discount rates was determined based on Centerview’s analysis of FIS’ weighted average cost of capital. Based on its analysis, Centerview calculated a range of implied enterprise values of FIS. Centerview subtracted from this range of implied enterprise values the face value of FIS’ net debt (including noncontrolling interest and adjusted for $400 million of cash used for share repurchases subsequent to December 31, 2018) as of December 31, 2018 as set forth in the FIS internal data to derive a range of implied equity values of FIS. Centerview then divided this range of implied equity values by the number of fully-diluted outstanding shares of FIS common stock as of March 10, 2019 as set forth in the FIS internal data to derive a range of implied values per share of FIS common stock of $95.75 to $144.25, rounded to the nearest $0.25. Centerview then compared the results of this analysis to the closing price of FIS common stock on March 14, 2019 of $107.78 per share.

Other Factors

Centerview noted for the FIS board certain additional factors solely for informational purposes, including, among other things, the following:

•

Historical Stock Price Trading Analysis. Centerview reviewed the stock price performance of FIS common stock for the 52-week period prior to March 14, 2019 and noted that the range of low and high closing prices during this period was $94.11 to $110.58, as compared to the closing price of shares of FIS common stock on March 14, 2019 of $107.78. Centerview also noted that historical trading price analysis is not a valuation methodology and that such analysis was presented for reference purposes only and not as a component of Centerview’s fairness analyses.

•

Analyst Price Target Analysis. Centerview reviewed stock price targets for shares of FIS common stock reflected in selected publicly available Wall Street research analyst reports for which estimates were available and noted that the range of stock price targets in such research analyst reports was between $110.00 and $133.00, as compared to the closing price of shares of FIS common stock on March 14, 2019 of $107.78. Centerview also noted that analyst price targets are not a valuation methodology and that such analysis was presented for reference purposes only and not as a component of Centerview’s fairness analyses.

Relative Value Analysis

Based upon a comparison of the range of implied equity values for each of FIS and Worldpay calculated pursuant to the selected comparable public companies analyses and discounted cash flow analyses described above, Centerview calculated ranges of implied exchange ratios for the merger, with the Worldpay equity value contribution adjusted for the cash consideration of $11.00 per share. Centerview calculated these ratios on bases exclusive of any expected synergies resulting from the merger. With respect to any given range of exchange ratios, the higher ratio assumes the highest implied value per share of Worldpay Class A common stock divided by the lowest implied value per share of FIS common stock, and the lower ratio assumes the lowest implied value per share of Worldpay Class A common stock divided by the highest implied value per share of FIS common stock.

Centerview’s analysis indicated the following implied ranges of exchange ratios on a basis exclusive of expected synergies:

Valuation Methodology	Implied Cash-Adjusted Exchange Ratio
Selected Trading Comparables (2019E Price / Earnings)	0.6951x – 1.1093x
Selected Trading Comparables (2020E Price / Earnings)	0.7500x – 1.1453x
Selected Trading Comparables (2019E EV / Adjusted EBITDA)	0.5616x – 0.9186x
Selected Trading Comparables (2020E EV / Adjusted EBITDA)	0.5627x – 0.9670x
Discounted Cash Flow Analysis	0.5442x – 1.4961x

Centerview compared the implied ranges of cash-adjusted exchange ratios set forth above to the exchange ratio of 0.9287 shares of FIS common stock per share of Worldpay Class A common stock.

Other Factors

Centerview noted for the FIS board certain additional factors solely for informational purposes, including, among other things, the following:

Illustrative “Has” / “Gets” Analysis

Centerview compared the implied stand-alone equity value of FIS to the pro forma equity value of FIS after giving effect to the merger, including the projected synergies (in each case based on its discounted cash flow analyses, using the midpoints of its ranges of discount rates and perpetuity growth rates, for each company and of the projected synergies), from the perspective of the holders of FIS common stock. In performing this illustrative “has / gets” analysis, Centerview calculated the implied equity value of FIS on a pro forma basis, giving effect to the merger and the projected synergies, minus pro forma net debt (including minority interest and adjusted for FIS’ $400 million of cash used for share repurchases subsequent to December 31, 2018, the cash consideration contemplated by the merger, and estimated transaction expenses) as of December 31, 2018. This analysis resulted in an implied equity value for FIS on a pro forma basis of approximately $79.1 billion. Centerview then multiplied this implied pro forma equity value by 52.6%, representing the FIS stockholders’ pro forma ownership of the combined company, to imply a pro forma equity value attributable to the FIS stockholders of approximately $41.6 billion or $127.25 per share. Centerview compared this implied value to the equity value implied by its discounted cash flow analysis of FIS, on a standalone basis and using the midpoints of its ranges of discount rates and perpetuity growth rates, of $37.9 billion or $115.50 per share.

Illustrative Future Share Price Analysis

Centerview performed an illustrative analysis of the illustrative future value per share of FIS common stock as December 31 for each of the calendar years 2019 to 2022, which is designed to provide a comparison of the theoretical future value of FIS common stock as a stand-alone entity to that of the pro forma combined company at a range of price-to-earnings multiples. To calculate the illustrative future values per share of FIS as a stand-alone company, Centerview multiplied a next-12-month, which we refer to as NTM, price to earnings ratio of 18.4x, the multiple of FIS’ price to earnings ratio for the 2019 calendar year based on consensus analyst estimates, by NTM adjusted EPS (excluding stock-based compensation expense) estimates for FIS as a stand-alone entity at December 31 of each of the years 2019 through 2022, as reflected in the FIS forecasts. To calculate the illustrative pro forma future values per share of FIS as a combined company, Centerview multiplied (a) each of (1) a NTM price to earnings ratio of 18.4x, FIS’ price to earnings ratio for the 2019 calendar year based on consensus analyst estimates, (2) a NTM price to earnings ratio of 19.6x, which reflects the blended NTM adjusted price to earnings ratio based on the stand-alone price to earnings ratio of each of FIS and

Worldpay Class A common stock for the 2019 calendar year based on consensus analyst estimates and each company’s pro-rata net income contribution to the combined company giving effect to synergies (allocated according to pro forma ownership), each as reflected in the FIS forecasts and (3) a NTM price to earnings ratio of 22.0x, which reflects the median 2019 price to earnings ratio for the companies described as merchant acquirers included in the selected Worldpay comparable companies analysis described above under the heading “—Stand-Alone Worldpay Financial Analysis” by (b) NTM adjusted EPS (excluding stock-based compensation expense) estimates for the combined company at December 31 of each of the years 2019 through 2022, based on the Worldpay forecasts, FIS forecasts and the projected synergies.

The following tables present the results of the analysis of the illustrative future value per share of FIS common stock:

Illustrative Value as of March 14, 2019 of Stand-Alone FIS Future Stock(1)
	2019E	2020E	2021E	2022E
18.4 x NTM Adjusted P/E	$118	$134	$152	$172

Illustrative Value as of March 14, 2019 of Pro Forma Combined Company Future Stock(1)
	2019E	2020E	2021E	2022E
18.4 x NTM Adjusted P/E	$119	$141	$161	$183
19.6 x NTM Adjusted P/E	$127	$150	$171	$195
22.0 x NTM Adjusted P/E	$142	$169	$192	$219

(1)	Excludes stock-based compensation expense.

General

The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. In arriving at its opinion, Centerview did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Rather, Centerview made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses.

Centerview’s financial analyses and opinion were only one of many factors taken into consideration by the FIS board in its evaluation of the merger. Consequently, the analyses described above should not be viewed as determinative of the views of the board or management of FIS with respect to the merger consideration or as to whether the FIS board would have been willing to determine that a different consideration was fair. The merger consideration was determined through arm’s-length negotiations between FIS and Worldpay and was approved by the FIS board. Centerview provided advice to FIS during these negotiations. Centerview did not, however recommend any specific amount of consideration to FIS or FIS’ board or that any specific amount of consideration constituted the only appropriate consideration for the merger.

Centerview is a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the two years prior to the date of its written opinion, Centerview has been engaged to provide certain financial advisory services to FIS, including in connection with the sale of a majority ownership stake in its Capco business in 2017, and Centerview has received compensation of approximately $4,000,000 from FIS for such services. In 2017, Centerview was engaged by Worldpay in connection with its acquisition of Worldpay Group plc, for which Centerview received $250,000 in compensation. Centerview may provide investment banking and other services to or with respect to Worldpay or FIS or their respective affiliates in the future, for which Centerview may receive compensation. Certain (i) of Centerview’s and its affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of Centerview’s affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, Worldpay, FIS or any of their respective affiliates, or any other party that may be involved in the merger.

The FIS board selected Centerview as its financial advisor in connection with the merger based on Centerview’s reputation and experience in the financial services technology industry. Centerview is an internationally recognized investment banking firm that has substantial experience in transactions similar to the merger.

In connection with Centerview’s services as the financial advisor to the FIS board, FIS has agreed to pay Centerview an estimated aggregate fee of $25.0 million, $5.0 million of which was payable upon the rendering of Centerview’s opinion and $20.0 million of which is payable contingent upon consummation of the merger. In addition, FIS has agreed to reimburse certain of Centerview’s expenses arising, and to indemnify Centerview against certain liabilities that may arise, out of Centerview’s engagement.

Opinion of Goldman Sachs, FIS’ Financial Advisor

Pursuant to an engagement letter, FIS engaged Goldman Sachs as a financial advisor in connection with the proposed merger.

At a meeting of the FIS board, Goldman Sachs rendered to the FIS board its oral opinion, subsequently confirmed by delivery of a written opinion, dated March 17, 2019, to the FIS board, to the effect that, as of the date of Goldman Sachs’ written opinion and based upon and subject to the factors and assumptions set forth in Goldman Sachs’ written opinion, the merger consideration to be paid by FIS for each share of Worldpay Class A common stock pursuant to the merger agreement was fair from a financial point of view to FIS.

The full text of the written opinion of Goldman Sachs, dated March 17, 2019, which sets forth the assumptions made, procedures followed, matters considered, qualifications and limitations on the review undertaken in connection with the opinion, is attached to this joint proxy statement/prospectus as Annex C. The summary of Goldman Sachs’ opinion contained in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of Goldman Sachs’ written opinion. Goldman Sachs’ advisory services and opinion were provided for the information and assistance of the FIS board in connection with its consideration of the proposed merger and the opinion does not constitute a recommendation as to how any FIS stockholder should vote with respect to the proposed merger or any other matter.

Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.

In connection with delivering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the merger agreement;

•	annual reports to shareholders and Annual Reports on Form 10-K of FIS and Worldpay (formerly known as Vantiv, Inc., which we refer to as Vantiv) for the five years ended December 31, 2018;

•	certain other communications from FIS and Worldpay to their respective shareholders and stockholders, as applicable;

•	certain publicly available research analyst reports for FIS and Worldpay;

•	certain internal financial analyses and forecasts for Worldpay on a standalone basis prepared by its management;

•

certain internal financial analyses and forecasts for FIS on a standalone basis, certain financial analyses and forecasts for Worldpay on a standalone basis, and certain internal financial analyses and forecasts for FIS on a pro-forma basis giving effect to the merger, in each case as prepared by the management of FIS and approved for Goldman Sachs’ use by FIS, which we refer to as forecasts including certain operating synergies projected by the management of FIS to result from the merger, as approved for Goldman Sachs’ use by FIS, which we refer to as synergies, (as described in the section entitled “—Certain Unaudited Prospective Financial Information,” beginning on page [●]); and

•

certain analyses prepared by the management of FIS related to the expected utilization by Worldpay and FIS of certain tax attributes of Worldpay (including certain tax attributes estimated by Worldpay management to be generated as a result of sale of the remaining Class B units in Worldpay Holding, LLC owned by Fifth Third Bank), as approved for Goldman Sachs’ use by FIS, which we refer to as the tax attributes forecasts (as described in the section entitled “—Certain Unaudited Prospective Financial Information,” beginning on page [●]).

Goldman Sachs also held discussions with members of the senior managements of FIS and Worldpay regarding their assessment of the past and current business operations, financial condition and future prospects of Worldpay and with the members of senior management of FIS regarding their assessment of the past and current business operations, financial condition and future prospects of FIS and the strategic rationale for, and the potential benefits of, the merger; reviewed the reported price and trading activity for the shares of FIS common stock and the shares of Worldpay Class A common stock; compared certain financial and stock market information for FIS and Worldpay with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the financial services technology industry and in other industries; and performed such other studies and analyses, and considered such other factors, as Goldman Sachs deemed appropriate.

For purposes of rendering its opinion, Goldman Sachs, with the consent of the FIS board, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, Goldman Sachs, without assuming any responsibility for independent verification thereof. In that regard, Goldman Sachs assumed with the consent of the FIS board that the Forecasts, including the Synergies, and the Tax Attributes Forecasts were reasonably prepared on a basis reflecting the best then available estimates and judgments of the management of FIS. Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of FIS or Worldpay or any of their respective subsidiaries and Goldman Sachs was not furnished with any such evaluation or appraisal. Goldman Sachs assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the merger would be obtained without any adverse effect on FIS or Worldpay or on the expected benefits of the merger in any way meaningful to Goldman Sachs’ analysis. Goldman Sachs also assumed that the merger would be consummated on the terms set forth in the merger agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis.

Goldman Sachs’ opinion did not address the underlying business decision of FIS to engage in the merger, or the relative merits of the merger as compared to any strategic alternatives that may be available to FIS; nor did it address any legal, regulatory, tax or accounting matters. Goldman Sachs’ opinion addressed only the fairness from a financial point of view to FIS, as of the date of its written opinion, of the merger consideration to be paid by FIS for each share of Worldpay Class A common stock pursuant to the merger agreement. Goldman Sachs did not express any view on, and its opinion did not address, any other term or aspect of the merger agreement or merger or any term or aspect of any other agreement or instrument contemplated by the merger agreement or entered into or amended in connection with the merger, including, the fairness of the merger to, or any consideration received in connection therewith by, the holders of any class of securities, creditors, or other constituencies of FIS; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of FIS or Worldpay, or any class of such persons in connection with the merger, whether relative to the merger consideration to be paid by FIS for each share of Worldpay Class A common stock pursuant to the merger agreement or otherwise. Goldman Sachs did not express any opinion as to the prices at which shares of FIS common stock would trade at any time or as to the impact of the merger on the solvency or viability of FIS or Worldpay or the ability of FIS or Worldpay to pay their respective obligations when they come due. Goldman Sachs’ opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Goldman Sachs as of, the date of its written opinion and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its written opinion. Goldman Sachs’ advisory services and its opinion were provided for the information and assistance of the FIS board in connection with its consideration of the merger and the opinion does not constitute a recommendation as to how any holder of FIS common stock should vote with respect to the merger or any other matter. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.

Summary of Financial Analyses

The following is a summary of the material financial analyses presented by Goldman Sachs to the FIS board in connection with rendering to the FIS board the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before March 14, 2019 and is not necessarily indicative of current or future market conditions.

Implied Premia and Multiple Analysis

Goldman Sachs calculated and compared certain implied premia and multiples using the closing price for the shares of FIS common stock on March 14, 2019, the closing price for the shares of Worldpay Class A common stock on March 14, 2019, and the implied value of the merger consideration to be paid by FIS for each share of FIS common stock pursuant to the merger agreement. For purposes of its analysis, Goldman Sachs calculated an implied value for the merger consideration of $111.10, which we refer to as the implied merger consideration value, by adding (i) an implied value for the share consideration per share (calculated by multiplying the exchange ratio of 0.9287 pursuant to the merger agreement by $107.78, the closing price for the shares of FIS common stock on March 14, 2019), and (ii) the cash consideration of $11.00 per Worldpay share.

Goldman Sachs calculated the following:

•	The premium represented by the implied merger consideration value of $111.10 per Worldpay share relative to:

•	$97.49, the closing price of the shares of Worldpay Class A common stock on March 14, 2019, which we refer to as the Worldpay current closing price;

•

$91.54, the volume weighted average price, which we refer to as the VWAP, of shares of Worldpay Class A common stock over the 30-trading-day period ended March 14, 2019, which we refer as the Worldpay 30-day VWAP;

•	$84.52, the VWAP of shares of Worldpay Class A common stock over the 90-trading-day period ended March 14, 2019, which we refer to as the Worldpay 90-day VWAP; and

•	$103.50, the highest intraday trading price of shares of Worldpay Class A common stock over the 52-week period ended March 14, 2019, which we refer to as the Worldpay 52-Week High.

The results of these calculations are as follows:

Worldpay Reference Share Price	Implied Premium Represented by the Implied Merger Consideration Value of $111.10 per Worldpay Share
Worldpay Current Closing Price of $97.49	14.0%
Worldpay 30-Day VWAP of $91.54	21.4%
Worldpay 90-Day VWAP of $84.52	31.4%
Worldpay 52-Week High of $103.50	7.3%

In addition, Goldman Sachs calculated an implied equity value for FIS by multiplying $107.78, the closing price for the shares of FIS common stock on March 14, 2019, which we refer to as the FIS current closing price, by the total number of fully diluted shares of FIS common stock outstanding as of March 14, 2019, calculated based on the FIS current closing price and outstanding equity information for FIS provided by FIS management. Goldman Sachs then calculated an implied enterprise value for FIS by adding to the implied equity value calculated for FIS, FIS’ net debt (calculated as debt less cash and cash equivalents, which we refer to as net debt) and noncontrolling interests, each as of December 31, 2018, as reflected in FIS’ consolidated balance sheet as of that date.

Goldman Sachs also calculated implied equity values for Worldpay by multiplying each of the Worldpay current closing price and the implied merger consideration value per share of Worldpay Class A common stock, by the total number of fully diluted shares of Worldpay Class A common stock outstanding as of March 14, 2019, calculated based on the Worldpay current closing price and the implied merger consideration value, as applicable, and equity information for Worldpay as provided by Worldpay management. Goldman Sachs then calculated implied enterprise values for Worldpay by adding to each of the implied equity values calculated for Worldpay, Worldpay’s net debt as of December 31, 2018, as reflected in Worldpay’s consolidated balance sheet as of that date.

Using the foregoing, Goldman Sachs calculated the following multiples:

•

The implied enterprise value for FIS as a multiple of the Adjusted EBITDA, of FIS for calendar years 2019 and 2020, as reflected in (i) the median estimates published by the Institutional Brokers’ Estimate System, which we refer to as the IBES estimates, for FIS (burdened for stock-based compensation expense in accordance with FIS’ reporting methodology) and (ii) the forecasts for FIS (burdened for stock-based compensation expense in accordance with FIS’ reporting methodology).

The results of these calculations are as follows:

Metric	FIS Enterprise Value / Adjusted EBITDA
2019E Adjusted EBITDA (IBES Estimates)	13.3x
2020E Adjusted EBITDA (IBES Estimates)	12.5x
2019E Adjusted EBITDA (Forecasts)	13.3x
2020E Adjusted EBITDA (Forecasts)	12.4x

•

the implied enterprise value for Worldpay based on both the Worldpay current Closing Price and the Implied Merger Consideration Value as a multiple of the estimated Adjusted EBITDA of Worldpay for calendar years 2019 and 2020, as reflected in (i) the IBES estimates for Worldpay (unburdened for stock-based compensation expense in accordance with Worldpay’s reporting methodology) and (ii) the forecasts for Worldpay (also unburdened for stock-based compensation expense in accordance with Worldpay’s reporting methodology).

The results of these calculations are as follows:

Worldpay Enterprise Value / Adjusted EBITDA
Metric	Worldpay Current Closing Price	Implied Merger Consideration Value
2019E Adjusted EBITDA (IBES Estimates)	18.0x	20.1x
2020E Adjusted EBITDA (IBES Estimates)	16.0x	17.8x
2019E Adjusted EBITDA (Forecasts)	18.0x	20.1x
2020E Adjusted EBITDA (Forecasts)	15.8x	17.6x

Based on the foregoing, Goldman Sachs also calculated the following multiples:

•

The FIS Current Closing Price as a multiple of Adjusted EPS of FIS for calendar years 2019 and 2020, as reflected in (i) the IBES estimates for FIS (burdened for stock-based compensation expense in accordance with FIS’ reporting methodology), and (ii) the forecasts (burdened for stock-based compensation expense in accordance with FIS’ reporting methodology), under two methodologies, one which using Adjusted EPS figures that reflect the add back of all depreciation and amortization expenses in accordance with FIS’ recently-adopted reporting methodology as provided by FIS management, which we refer to as the new FIS D&A reporting method, and another using Adjusted EPS figures reflecting the add back of only acquisition-related depreciation and amortization expenses in accordance with FIS’ prior reporting methodology as provided by FIS management, which we refer to as the old FIS D&A reporting method.

The results of these calculations are as follows:

Metric	FIS Current Closing Price / Adjusted EPS
2019E Adjusted EPS (IBES Estimates)	14.5x
2020E Adjusted EPS (IBES Estimates)	13.1x
2019E Adjusted EPS (Forecasts; new FIS D&A reporting method)	14.4x
2020E Adjusted EPS (Forecasts; new FIS D&A reporting method)	13.1x
2019E Adjusted EPS (Forecasts; old FIS D&A reporting method)	19.1x
2020E Adjusted EPS (Forecasts; old FIS D&A reporting method)	17.5x

•

Each of the Worldpay current closing price and the implied merger consideration value as a multiple of estimated Adjusted EPS of Worldpay for calendar years 2019 and 2020, as reflected in (i) the IBES estimates for Worldpay (unburdened for stock-based compensation as an expense in accordance with Worldpay’s reporting methodology) and (ii) the forecasts for Worldpay (also unburdened for stock-based compensation expense in accordance with Worldpay’s reporting methodology). Adjusted EPS estimates for Worldpay reflected the add back of only acquisition-related depreciation and amortization expenses in accordance with Worldpay’s reporting methodology.

The results of these calculations are as follows:

Price / Adjusted EPS
Metric	Worldpay Current Closing Price	Implied Merger Consideration Value
2019E Adjusted EPS (IBES Estimates)	21.2x	24.2x
2020E Adjusted EPS (IBES Estimates)	18.2x	20.7x
2019E Adjusted EPS (Forecasts)	21.2x	24.1x
2020E Adjusted EPS (Forecasts)	18.1x	20.6x

Illustrative Worldpay Financial Analysis

Illustrative Discounted Cash Flow Analysis

Goldman Sachs performed an illustrative discounted cash flow, which we refer to as DCF, analysis of Worldpay on a standalone basis to derive a range of illustrative present values per share of Worldpay Class A common stock on a standalone basis, as of December 31, 2018.

Using discount rates ranging from 7.0% to 8.0%, reflecting estimates of Worldpay’s weighted average cost of capital, Goldman Sachs discounted to present value as of December 31, 2018 (i) estimates of the unlevered free cash flows to be generated by Worldpay (burdened for stock-based compensation expense) for the period from January 1, 2019 to December 31, 2023, as reflected in the Forecasts for Worldpay, and (ii) a range of illustrative terminal values for Worldpay as of December 31, 2023, calculated by applying perpetuity growth rates ranging from 3.0% to 3.5% to the estimate of the terminal year unlevered free cash flow of Worldpay, as reflected in the forecasts for Worldpay (which analysis implied multiples of the implied terminal values derived for Worldpay to estimated Adjusted EBITDA for Worldpay, as reflected in the Forecasts for Worldpay, for 2023, ranging from 14.9x to 21.4x). Goldman Sachs derived the discount rates referenced above by application of the capital asset pricing model, which we refer to as CAPM, which requires certain company-specific inputs, including the company’s target capital structure weightings, the cost of long-term debt, future applicable marginal cash tax rate and a beta for the company, as well as certain financial metrics for the United States financial markets generally. The range of perpetuity growth rates was estimated by Goldman Sachs utilizing its professional judgment and experience, taking into account the forecasts for Worldpay and market expectations regarding long-term real growth of gross domestic product and inflation.

Using a discount rate of 6.1%, reflecting the midpoint between an estimated after-tax cost of debt of Worldpay and an estimated weighted average cost of capital of Worldpay, Goldman Sachs also discounted to present value as of December 31, 2018 the benefits estimated by FIS management to be derived by Worldpay from Worldpay’s utilization of its tax attributes, as reflected in the tax attributes forecasts.

Goldman Sachs derived a range of illustrative enterprise values for Worldpay by adding the ranges of present values it derived as described above. Goldman Sachs then subtracted from the range of illustrative enterprise values it derived the net debt of Worldpay as of December 31, 2018, as reflected in Worldpay’s consolidated balance sheet as of that date, to derive a range of illustrative equity values for Worldpay. Goldman Sachs then divided the range of illustrative equity values it derived for Worldpay by the fully diluted shares of Worldpay Class A common stock outstanding as of March 14, 2019, calculated based on equity information for Worldpay as provided by Worldpay management and approved for Goldman Sachs use by FIS management, to derive a range of illustrative present values per share of Worldpay Class A common stock on a standalone basis of $97.99 to $147.92.

Illustrative Present Value of Future Stock Price Analysis

Goldman Sachs performed an illustrative analysis to derive a range of illustrative present values per share of Worldpay Class A common stock on a standalone basis as of March 14, 2019 based on theoretical future prices calculated by Goldman Sachs for the shares of Worldpay Class A common stock on a standalone basis.

Goldman Sachs derived a range of theoretical future values per share for the shares of Worldpay Class A common stock as of December 31 of each of 2019 and 2020 by applying illustrative one year forward price to Adjusted EPS multiples of 21.0x to 23.0x to estimates of the Adjusted EPS of Worldpay for each of 2019 and 2020 as reflected in the Forecasts for Worldpay (which reflected Worldpay’s reporting methodology). By applying a discount rate of 8.5%, reflecting an estimate of Worldpay’s cost of equity, Goldman Sachs discounted to present value as of March 14, 2019 the theoretical future values per share it derived for Worldpay through the end of the applicable year as reflected in the Forecasts, to yield illustrative present values per share of Worldpay Class A common stock on a standalone basis ranging from $106.21 to $122.22.

The illustrative one year forward price to Adjusted EPS multiples used in the foregoing analysis were derived by Goldman Sachs using its professional judgement and experience, taking into account historical Adjusted EPS multiples for Worldpay and the 2019E Adjusted EPS multiples for Worldpay based on Worldpay current closing Price as calculated by Goldman Sachs and as set forth above under “—Implied Premia and Multiple Analysis.” Goldman Sachs derived the discount rate used in the foregoing analysis by application of the CAPM, which requires certain company-specific inputs, including a beta for the company, as well as certain financial metrics for the United States financial markets generally.

Selected Precedent Transactions Analysis

Goldman Sachs analyzed certain publicly available information relating to the selected acquisition transactions listed below announced since May 2014 involving target companies in the financial services technology industry.

Based on information in public filings, press releases and financial media reports relating to the applicable transaction, for each of the selected transactions, Goldman Sachs calculated and compared the implied enterprise value of the applicable target company based on the consideration paid in the transaction a multiple of the target company’s Adjusted EBITDA (unburdened for stock-based compensation expense) over the last four quarter period ended prior to the announcement of the applicable transaction, which we refer to as the LTM Adjusted EBITDA.

The results of these calculations for each transaction are set forth below:

Announcement Date	Target	Acquirer	Enterprise Value / LTM Adjusted EBITDA
January 2019	First Data Corporation	Fiserv, Inc.	12.6x
December 2017	Cayan LLC	Total System Services, Inc.	23.3x
July 2017	Worldpay Group plc	Vantiv, Inc.	18.6x
May 2017	Cardconnect Corp.	First Data Corporation	19.8x
January 2016	TransFirst Holdings Corp.	Total System Services, Inc.	15.5x
December 2015	Heartland Payment Systems, Inc.	Global Payments Inc.	19.5x
July 2014	Global Collect BV	Ingenico Group	16.4x
May 2014	Mercury Payment Systems, LLC	Vantiv, Inc.	17.7x

Median			18.2x

While none of the selected transactions or companies that participated in the selected transactions are directly comparable to Worldpay or the merger, the selected transactions are all of the transactions since May 2014 that, in Goldman Sachs’ professional judgment, involved target companies with operations that, for the purposes of analysis, may be considered similar to certain of Worldpay’s results, market size and service profile.

Based on the results of the foregoing calculations and Goldman Sachs’ analyses of the various transactions and its professional judgment, Goldman Sachs applied a reference range of enterprise value to LTM Adjusted EBITDA multiples of 12.6x to 23.3x to Worldpay’s Adjusted EBITDA for fiscal year 2018 (unburdened for stock-based compensation expense in accordance with Worldpay’s reporting methodology), to derive a range of implied enterprise values for Worldpay. Goldman Sachs subtracted from the range of implied enterprise values Worldpay’s net debt as of December 31, 2018, as reflected in Worldpay’s consolidated balance sheet as of that date, to derive a reference range of implied values per share of Worldpay of $51.05 to $115.07.

Premia Paid Analysis

Goldman Sachs reviewed and analyzed, using publicly available data obtained from Dealogic and Capital IQ databases, the premia paid in acquisitions of publicly traded companies in the United States announced from

January 1, 2014 through March 14, 2019 with a transaction enterprise value of $5 billion or greater (excluding all-cash transactions and transactions involving financial sponsors). For the entire period, Goldman Sachs calculated the median, 25th percentile and 75th percentile premia of the price paid relative to the target company’s share price one trading day prior to the original announcement of the transaction. The following shows a summary of the results of the review:

Premium to 1-Day Prior to Announcement
Median	17%
25th Percentile	7%
75th Percentile	26%

Based on its review of the foregoing data and its professional judgment and experience, Goldman Sachs applied a range of illustrative premia of 5.0% – 25.0% to the Worldpay Current Closing Price of $97.49. This analysis resulted in a range of implied values per share of Worldpay Class A common stock of $102.36 to $121.86.

Illustrative FIS Financial Analyses

Illustrative Discounted Cash Flow Analysis—FIS Standalone

Goldman Sachs performed an illustrative DCF analysis of FIS on a standalone basis to derive a range of illustrative present values per share of FIS common stock on a standalone basis, as of December 31, 2018.

Using discount rates ranging from 6.5% to 7.5%, reflecting estimates of FIS’ weighted average cost of capital on a standalone basis, Goldman Sachs discounted to present value as of December 31, 2018 (i) estimates of the unlevered free cash flows to be generated by FIS (burdened for stock-based compensation expense) for the period from January 1, 2019 to December 31, 2023, as reflected in the Forecasts for FIS on a stand-alone basis without taking into account the synergies, and (ii) a range of illustrative terminal values for FIS as of December 31, 2023, calculated by applying perpetuity growth rates ranging from 2.25% to 2.75% to the estimate of the terminal year unlevered free cash flow of FIS, as reflected in the Forecasts for FIS on a stand-alone basis without taking into account the synergies (which analysis implied multiples of the implied terminal values derived for FIS to estimated Adjusted EBITDA for FIS as reflected in the Forecasts for FIS on a stand-alone basis for the 2023 ranging from 12.8x to 17.9x). Goldman Sachs derived the discount rates referenced above by application of the CAPM, which requires certain company-specific inputs, including the company’s target capital structure weightings, the cost of long-term debt, future applicable marginal cash tax rate and a beta for the company, as well as certain financial metrics for the United States financial markets generally. The range of perpetuity growth rates was estimated by Goldman Sachs utilizing its professional judgment and experience, taking into account the Forecasts and market expectations regarding long-term real growth of gross domestic product and inflation.

Goldman Sachs derived a range of illustrative enterprise values for FIS on a standalone basis by adding the ranges of present values it derived as described above. Goldman Sachs then subtracted from the range of illustrative enterprise values it derived for FIS the net debt and non-controlling interests of FIS, each as of December 31, 2018, as reflected in FIS’ consolidated balance sheet as of that date, to derive a range of illustrative equity values for FIS on a standalone basis. Goldman Sachs then divided the range of illustrative equity values it derived for FIS on a standalone basis by the fully diluted shares of FIS common stock outstanding as of March 14, 2019, calculated based on equity information for FIS as provided by FIS management, to derive a range of illustrative present values per share of FIS common stock on a standalone basis of $125.17 to $182.43.

Illustrative Discounted Cash Flow Analysis—FIS Pro-Forma

Goldman Sachs also performed an illustrative DCF analysis of FIS on a pro-forma basis giving effect to the merger to derive a range of illustrative present values per share of FIS common stock on a pro-forma basis, as of December 31, 2018.

Using discount rates ranging from 6.5% to 7.5%, reflecting estimates of FIS’ weighted average cost of capital on a pro-forma basis, Goldman Sachs discounted to present value as of December 31, 2018 (i) estimates of the unlevered free cash flows to be generated by FIS on a pro-forma basis (burdened for stock-based compensation expense) for the period from January 1, 2019 to December 31, 2023, as reflected in the Forecasts for FIS on a pro-forma basis taking into account the Synergies, and (ii) a range of illustrative terminal values for FIS on a pro-forma basis as of December 31, 2023, calculated by applying perpetuity growth rates ranging from 2.5% to 3.0% (based on a proportional blend of the estimate of the terminal year unlevered free cash flow estimated to be generated by each of Worldpay on a standalone basis and FIS on a standalone basis as reflected in the Forecasts) to the estimate of the terminal year unlevered free cash flow of FIS on a pro-forma basis, as reflected in the Forecasts for FIS on a pro-forma basis taking into account the Synergies (which analysis implied multiples of the implied terminal values derived for FIS on a pro-forma basis to estimated Adjusted EBITDA for FIS as reflected in the Forecasts for FIS on a pro-forma basis for the 2023 ranging from 14.3x to 20.4x). Goldman Sachs derived the discount rates referenced above by application of the CAPM, which requires certain company-specific inputs, including the company’s target capital structure weightings, the cost of long-term debt, future applicable marginal cash tax rate and a beta for the company, as well as certain financial metrics for the United States financial markets generally. The range of perpetuity growth rates was estimated by Goldman Sachs utilizing its professional judgment and experience, taking into account the Forecasts for FIS on a pro-forma basis (including the synergies) and market expectations regarding long-term real growth of gross domestic product and inflation.

Using a midpoint discount rate of 5.3%, reflecting the midpoint between an estimated after-tax cost of debt of FIS on a pro-forma basis and an estimated weighted average cost of capital of FIS on a pro-forma basis, Goldman Sachs also discounted to present value as of December 31, 2018 the benefits estimated by FIS management to be derived by FIS on a pro-forma basis from its utilization of Worldpay’s tax attributes, as reflected in the tax attributes forecasts.

Goldman Sachs derived a range of illustrative enterprise values for FIS on a pro-forma basis by adding the ranges of present values it derived as described above. Goldman Sachs then subtracted from the range of illustrative enterprise values it derived for FIS on a pro-forma basis estimates of the net debt and non-controlling interests of FIS on a pro-forma basis as of transaction close (estimated to be June 30, 2019), reflective of transaction financing considerations, as provided by FIS management, to derive a range of illustrative equity values for FIS on a pro-forma basis. Goldman Sachs then divided the range of illustrative equity values it derived for FIS on a pro-forma basis by the fully diluted shares of FIS common stock outstanding as of March 14, 2019 (calculated based on equity information for FIS as provided by FIS management) plus the number of shares of common Stock of FIS to be issued in the merger in respect of the fully diluted shares of Worldpay Class A common stock outstanding as of March 14, 2019 (calculated based on equity information for Worldpay as provided by Worldpay management), to derive a range of illustrative present values per share of FIS common stock on a pro-forma basis of $131.39 to $198.11.

Illustrative Present Value of Future Stock Price Analysis—FIS Standalone

Goldman Sachs performed an illustrative analysis to derive a range of illustrative present values per share of FIS common stock on a standalone basis as of March 14, 2019 based on theoretical future prices calculated by Goldman Sachs for the shares of FIS common stock on a standalone basis without taking the Synergies into account.

Goldman Sachs derived a range of theoretical future values per share for the shares of FIS common stock as of December 31 of each of 2019, 2020 and 2021 by applying illustrative one year forward price to Adjusted EPS multiples of (i) 18.0x to 20.0x to estimates of the Adjusted EPS of FIS for each of 2019 and 2020 as reflected in the Forecasts for FIS without taking into account the Synergies (burdened for stock-based compensation expense in accordance with FIS’ reporting methodology and reflecting the add back of only acquisition-related depreciation and amortization expenses in accordance with the old FIS D&A reporting method), and (ii) 13.5x to 15.5x to estimates of the Adjusted EPS of FIS for each of 2019, 2020 and 2021, as reflected in the Forecasts for FIS without taking the Synergies into account (burdened for stock-based compensation expense in accordance with FIS’ reporting methodology and reflecting the add back of all depreciation and amortization expenses in accordance with the new FIS D&A reporting method). By applying a discount rate of 7.5%, reflecting an estimate of FIS’ cost of equity, Goldman Sachs discounted to present value, as of March 14, 2019, the theoretical future values per share it derived for FIS under both the old FIS D&A reporting method and the new FIS D&A reporting method through the end of the applicable year as reflected in the Forecasts, to yield illustrative present values per share of FIS common stock on a standalone basis ranging from $104.67 to $130.37 under the old FIS D&A reporting method and ranging from $104.88 to $133.58 under the new FIS D&A reporting method.

The illustrative one year forward price to Adjusted EPS multiples used in the foregoing analysis were derived by Goldman Sachs using its professional judgement and experience, taking into account historical Adjusted EPS multiples for FIS and the 2019E Adjusted EPS multiples for FIS based on FIS current closing price as calculated by Goldman Sachs and as set forth above under “—Implied Premia and Multiple Analysis.” Goldman Sachs derived the discount rate used in the foregoing analysis by application of the CAPM, which requires certain company-specific inputs, including a beta for the company, as well as certain financial metrics for the United States financial markets generally.

Illustrative Present Value of Future Stock Price Analysis—FIS Pro-forma

Goldman Sachs performed an illustrative analysis to derive a range of illustrative present values per share of FIS common stock on a pro-forma basis giving effect to the merger as of March 14, 2019 based on theoretical future prices calculated by Goldman Sachs for the shares of FIS common stock on a pro-forma basis taking the synergies into account.

Goldman Sachs derived a range of theoretical future values per share for the shares of FIS common stock on a pro-forma basis as of December 31 of each of 2019, 2020 and 2021 by applying illustrative one year forward price to Adjusted EPS multiples of (i) 20.0x to 22.0x to estimates of the Adjusted EPS of FIS on a pro-forma basis for each of 2019, 2020 and 2021, as reflected in the Forecasts taking into account the synergies (burdened for stock-based compensation expense in accordance with FIS’ reporting methodology and reflecting the add back of only acquisition-related depreciation and amortization expenses in accordance with the old FIS D&A reporting method), and (ii) 16.0x to 18.0x to estimates of the Adjusted EPS of FIS on a pro-forma basis for each of 2019, 2020 and 2021, as reflected in the Forecasts taking into account the synergies (burdened for stock-based compensation expense in accordance with FIS’ reporting methodology and reflecting the add back of all depreciation and amortization expenses in accordance with the new FIS D&A reporting method). By applying a discount rate of 8.0%, reflecting an estimate of FIS’ cost of equity on a pro-forma basis, Goldman Sachs discounted to present value as of March 14, 2019 the theoretical future values per share it derived for FIS on a pro-forma basis under both the old FIS D&A reporting method and the new FIS D&A reporting method through the end of the applicable year as reflected in the Forecasts, to yield illustrative present values per share of FIS common stock on a pro-forma basis ranging from $116.05 to $145.21 under the old FIS D&A reporting method and ranging from $112.55 to $144.04 under the new FIS D&A reporting method.

The illustrative one year forward price to Adjusted EPS multiples used in the foregoing analysis were derived by Goldman Sachs using its professional judgement and experience, by assuming a blended price to Adjusted EPS multiple weighted by the standalone market capitalizations for Worldpay and FIS, taking into account historical Adjusted EPS multiples for Worldpay and FIS and the 2019E Adjusted EPS multiples for Worldpay and FIS (based on Worldpay current closing price and FIS Current Closing Price, as applicable, as calculated by Goldman Sachs as set forth above under “—Implied Premia and Multiple Analysis”), and using estimated Adjusted EPS for Worldpay burdened for stock-based compensation expense in accordance with FIS’ reporting methodology and reflecting the add back of all depreciation and amortization expenses in accordance with the new FIS D&A reporting method as provided by FIS management. Goldman Sachs derived the discount rate used in the foregoing analysis by application of the CAPM, which requires certain company-specific inputs, including a beta for the company, as well as certain financial metrics for the United States financial markets generally.

General

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to FIS or the merger.

Goldman Sachs prepared these analyses for purposes of providing its opinion to the FIS board as to the fairness from a financial point of view to FIS, as of the date of its written opinion, of the merger consideration to be paid by FIS for each share of Worldpay Class A common stock pursuant to the merger agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon projections of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of FIS, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

The merger consideration was determined through arm’s-length negotiations between FIS and Worldpay and was approved by the FIS board. Goldman Sachs provided advice to FIS during these negotiations. Goldman Sachs did not, however, recommend any specific consideration to FIS or the FIS board or that any specific consideration constituted the only appropriate consideration for the merger.

As described above, Goldman Sachs’ opinion was one of many factors taken into consideration the FIS board in making its determination to approve the merger. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the delivery of its fairness opinion to the FIS board and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex C to this joint proxy statement/prospectus.

Goldman Sachs and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of FIS, Worldpay and any of their respective affiliates and third parties, or any currency or commodity that may be involved in the merger. Goldman Sachs acted as financial advisor to FIS in connection with, and has participated in certain of the negotiations leading to, the merger. Goldman Sachs expects to receive fees for its services in connection with the merger, the principal portion of which is contingent upon consummation of the merger, and FIS has agreed to reimburse certain of Goldman Sachs’ expenses arising, and indemnify Goldman Sachs against certain liabilities that may arise, out of Goldman Sachs’ engagement. At the request of FIS, affiliates of Goldman Sachs have entered into financing commitments and agreements to provide FIS with a $7.5 billion 364-day senior unsecured bridge facility in connection with the consummation of the merger, in each case subject to the terms of such commitments and agreements. An affiliate of Goldman Sachs may also act as an active lead joint bookrunner with respect to a bond issuance by FIS. The actual amount of aggregate fees to be received by Goldman Sachs and its affiliates in connection with this debt financing will depend upon, among other things, the timing of reductions of the bridge facility, FIS’ credit rating and the issuance costs for such debt financing. FIS estimates that Goldman Sachs and its affiliates will in aggregate receive approximately $22 million in fees in connection with the bridge facility and bond issuance. This estimate is based on various assumptions, including that FIS will incur permanent debt financing in connection with the merger and will maintain an investment grade credit rating. Goldman Sachs has provided certain financial advisory and/or underwriting services to Worldpay and/or its affiliates from time to time, including currently acting as corporate broker to Worldpay. Except as disclosed in the following sentence, during the two year period ended March 17, 2019, Goldman Sachs has not recognized compensation for financial advisory and/or underwriting services provided by its Investment Banking Division to Worldpay and/or its affiliates. In addition, Goldman Sachs acted as financial advisor to Worldpay Group plc in connection with its sale to Worldpay (then known as Vantiv) in August 2018 for which its Investment Banking Division has received compensation of approximately $45 million. Goldman Sachs may also in the future provide financial advisory and/or underwriting services to FIS, Worldpay and their respective affiliates for which its Investment Banking Division may receive compensation.

The FIS board selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the merger. Pursuant to an engagement letter dated March 13, 2019, FIS engaged Goldman Sachs to act as its financial advisor in connection with the merger. The engagement letter between FIS and Goldman Sachs provides for a transaction fee of $25 million, $5 million of which has been paid to Goldman Sachs upon announcement of the merger and the remainder of which is contingent upon consummation of the merger. In addition, FIS agreed to reimburse Goldman Sachs for certain of its expenses, including reasonable attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

Opinion of Credit Suisse, Worldpay’s Financial Advisor

Worldpay has retained Credit Suisse Securities (USA) LLC, which we refer to as Credit Suisse, to act as Worldpay’s financial advisor in connection with the merger.

On March 17, 2019, Credit Suisse rendered its oral opinion to the Worldpay board (which was subsequently confirmed in writing by delivery of Credit Suisse’s written opinion dated the same date) as to, as of March 17, 2019, the fairness, from a financial point of view, to the holders of Worldpay Class A common stock of the merger consideration to be received by such holders in the merger pursuant to the merger agreement.

Credit Suisse’s opinion was directed to the Worldpay board, and only addressed the fairness, from a financial point of view, to the holders of Worldpay Class A common stock of the merger consideration to be received by such holders in the merger and did not address any other aspect or implication of the merger. The summary of Credit Suisse’s opinion in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of its written opinion, which is included as Annex D to this joint proxy statement/prospectus and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Credit Suisse in connection with the preparation of its opinion. However, neither Credit Suisse’s written opinion nor the summary of its opinion and the related analyses set forth in this joint proxy statement/prospectus is intended to be, and they do not constitute, advice or a recommendation to any securityholder as to how such securityholder should vote or act with respect to any matter relating to the merger.

In arriving at its opinion, Credit Suisse:

•	reviewed an execution version of the merger agreement;

•	reviewed certain publicly available business and financial information relating to Worldpay and FIS;

•

reviewed certain other information relating to Worldpay and FIS, including (i) financial forecasts relating to Worldpay for the fiscal years ending December 31, 2019 through December 31, 2021 prepared and provided to Credit Suisse by the management of Worldpay as extrapolated through December 31, 2024 by the management of Worldpay, which extrapolated forecasts we refer to as the Worldpay projections, and (ii) financial forecasts relating to FIS for the fiscal years ending December 31, 2019 through December 31, 2021 provided by the management of FIS, as adjusted and extrapolated through December 31, 2024 by the management of Worldpay, which adjusted and extrapolated forecasts we refer to as the Worldpay projections for FIS;

•	spoke with the managements of Worldpay and FIS and certain of their respective representatives regarding the businesses and prospects of Worldpay and FIS;

•

reviewed estimates prepared and provided to Credit Suisse by the management of Worldpay with respect to the cost savings and revenue synergies, net of costs necessary to achieve such cost savings and revenue synergies anticipated by such management to result from the merger, which we refer to as the synergies estimates;

•

considered certain financial and stock market data of Worldpay and FIS, and compared that data with similar data for companies with other publicly traded equity securities in businesses Credit Suisse deemed similar to those of Worldpay and FIS, respectively;

•	considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which had been effected or announced; and

•	considered such other information, financial studies, analyses and investigations and financial, economic and market criteria that Credit Suisse deemed relevant.

In connection with its review, Credit Suisse did not independently verify any of the foregoing information, and, with the consent of the Worldpay board, Credit Suisse assumed and relied upon such information being complete and accurate in all respects material to its analyses and opinion. With respect to the Worldpay projections that Credit Suisse relied upon for purposes of its analyses, Credit Suisse was advised by the management of Worldpay, and Credit Suisse assumed with Worldpay’s consent, that such forecasts and estimates had been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the management of Worldpay as to the future financial performance of Worldpay. With respect to the Worldpay projections for FIS that Credit Suisse relied upon for purposes of its analyses, Credit Suisse was advised by the management of Worldpay, and Credit Suisse assumed with Worldpay’s consent, that such forecasts and estimates have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the management of Worldpay as to the future financial performance of FIS. With respect to the synergies estimates that Credit Suisse relied upon for purposes of its analyses, Credit Suisse had been advised by the management of Worldpay, and Credit Suisse assumed with Worldpay’s consent, that such estimates have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the management of Worldpay as to the cost savings and revenue synergies, net of costs necessary to achieve such cost savings and revenue synergies, anticipated by such management to result from the merger, and will be realized in the amounts and the times indicated thereby. At Worldpay’s direction, Credit Suisse assumed that the Worldpay projections, the Worldpay projections for FIS and the synergies estimates are a reasonable basis upon which to evaluate Worldpay, FIS and the merger and, at Worldpay’s direction, Credit Suisse relied upon the Worldpay projections, the Worldpay projections for FIS and the synergies estimates for purposes of its analyses and opinion. Credit Suisse expressed no view or opinion with respect to the Worldpay projections, the Worldpay projections for FIS or the synergies estimates, or the assumptions and methodologies upon which they are based.

For purposes of its analyses and opinion, Credit Suisse had been advised and Credit Suisse assumed, the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. With the consent of the Worldpay board, Credit Suisse assumed that, in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the merger, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on Worldpay, FIS or the contemplated benefits of the merger, and that the merger would be consummated in compliance with all applicable laws and regulations and in accordance with the terms of the merger agreement, without waiver, modification or amendment of any term, condition or agreement thereof that was material to Credit Suisse’s analyses or opinion. Credit Suisse had also been advised, and Credit Suisse assumed, for purposes of its analyses and opinion, that the exchange of outstanding Class B limited liability company interests in Worldpay Holding, LLC, which we refer to as the Class B units, for shares of Worldpay Class A common stock on a one for one basis pursuant to the terms of the exchange agreement, dated as of March 21, 2012, by and among the Worldpay, Worldpay Holdings, LLC and the other parties thereto, which we refer to as the exchange agreement, and the cancellation of such Class B units and the shares of Worldpay Class B common stock, will be effected prior to the consummation of the merger, which exchange and cancellation we refer to as the Class B exchange. Credit Suisse has since been advised that the Class B units have been exchanged into shares of Worldpay Class A common stock as described above and no Class B units or Class B common stock remain outstanding. In addition, Credit Suisse was not requested to make, and did not make, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Worldpay or FIS, nor was Credit Suisse furnished with any such evaluations or appraisals. With Worldpay’s consent, Credit Suisse also assumed that the final form of the merger agreement, when executed by the parties thereto, would conform to the draft reviewed by Credit Suisse in all respects material to Credit Suisse’s analyses and opinion.

Credit Suisse’s opinion addressed only the fairness, from a financial point of view, to the holders of Worldpay Class A common stock of the merger consideration to be received by such holders in the merger pursuant to the merger agreement and did not address any other aspect or implication of the merger or any other agreement, arrangement or understanding entered into in connection therewith or otherwise, including without limitation the form or structure of the merger or the merger consideration and the fairness of the amount or nature of, or any other aspect relating to, any compensation, if any, or consideration to be received by or otherwise payable to any officers, directors, employees, securityholders or affiliates of any party to the merger, or class of such persons, relative to the merger consideration or otherwise. In that regard, Credit Suisse’s opinion did not address (i) the Class B exchange or (ii) any aspect or implication of any tax receivable agreement to which Worldpay is a party, including any compensation or other amounts that may be payable by Worldpay in respect thereof. Furthermore, Credit Suisse did not express any advice or opinion regarding matters that require legal, regulatory, accounting, insurance, tax, environmental, intellectual property, executive compensation or other similar professional advice. Credit Suisse assumed that Worldpay had or would obtain such advice or opinions from the appropriate professional sources. The issuance of Credit Suisse’s opinion was approved by Credit Suisse’s authorized internal committee.

Credit Suisse’s opinion was necessarily based upon information made available to Credit Suisse as of the date of its opinion and financial, economic, market and other conditions as they existed and could be evaluated on the date of its opinion. Credit Suisse did not undertake, and is under no obligation, to update, revise, reaffirm or withdraw its opinion, or otherwise comment on or consider events occurring or coming to Credit Suisse’s attention after the date of its opinion. Credit Suisse did not express any opinion as to what the value of FIS common stock actually will be when issued to the holders of Worldpay Class A common stock pursuant to the merger agreement or the prices or ranges of prices at which Worldpay Class A common stock or FIS common stock may be purchased or sold at any time. Credit Suisse assumed that FIS common stock to be issued in the merger will be approved for listing on the NYSE prior to the consummation of the merger. Credit Suisse’s opinion did not address the relative merits of the merger as compared to alternative transactions or strategies that might have been available to Worldpay, nor did it address the underlying business decision of the Worldpay board or Worldpay to proceed with or effect the merger. With the consent of the Worldpay board, for purposes of its analyses and opinion, Credit Suisse did not take into account the individual circumstances affecting any particular holder’s interest in Worldpay Class A common stock or any aspect or implication thereof. Credit Suisse was not requested to, and Credit Suisse did not, solicit third party indications of interest in acquiring all or any part of Worldpay.

Credit Suisse’s opinion was for the information of the Worldpay board in connection with its consideration of the merger. Credit Suisse’s opinion did not constitute a recommendation to the Worldpay board with respect to the proposed merger or advice or any recommendation to any securityholder as to how such securityholder should vote or act on any matter relating to the proposed merger.

In preparing its opinion to the Worldpay board, Credit Suisse performed a variety of analyses, including those described below. The summary of Credit Suisse’s financial analyses is not a complete description of the analyses underlying Credit Suisse’s opinion. The preparation of such an opinion is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytic methods employed and the adaptation and application of those methods to the unique facts and circumstances presented. As a consequence, neither Credit Suisse’s opinion nor the analyses underlying its opinion are readily susceptible to partial analysis or summary description. Credit Suisse arrived at its opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, analytic method or factor. Accordingly, Credit Suisse believes that its analyses must be considered as a whole and that selecting portions of its analyses, analytic methods and factors, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

In performing its analyses, Credit Suisse considered business, economic, industry and market conditions, financial and otherwise, and other matters as they existed on, and could be evaluated as of, the date of its opinion. No company, business or transaction used in Credit Suisse’s analyses for comparative purposes is identical to Worldpay, FIS or the merger. While the results of each analysis were taken into account in reaching its overall conclusion with respect to fairness, Credit Suisse did not make separate or quantifiable judgments regarding individual analyses. The implied valuation reference ranges indicated by Credit Suisse’s analyses are illustrative and not necessarily indicative of actual values nor predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, any analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond Worldpay’s control and the control of Credit Suisse. Much of the information used in, and accordingly the results of, Credit Suisse’s analyses are inherently subject to substantial uncertainty.

Credit Suisse’s opinion and analyses were provided to the Worldpay board in connection with its consideration of the proposed merger and were among many factors considered by the Worldpay board in evaluating the proposed merger. Neither Credit Suisse’s opinion nor its analyses were determinative of the merger consideration or of the views of the Worldpay board with respect to the merger.

Financial Analyses

The following is a summary of the material financial analyses performed in connection with the preparation of Credit Suisse’s opinion rendered to the Worldpay board on March 17, 2019. The analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the analyses. Considering the data in the tables below without considering the full narrative description of the analyses, as well as the methodologies underlying, and the assumptions, qualifications and limitations affecting, each analysis, could create a misleading or incomplete view of Credit Suisse’s analyses.

Based on the merger consideration per share of Worldpay Class A common stock in the merger of 0.9287 shares of FIS common stock and $11.00 in cash, Credit Suisse noted that the implied value of the per share merger consideration was $112.12 (based on the closing price for FIS common stock on March 15, 2018 of $108.88).

For purposes of its analyses, Credit Suisse reviewed a number of financial metrics, including:

•	Enterprise Value—generally the value as of a specified date of the relevant company’s outstanding equity securities (taking into account its options and other outstanding dilutive securities) plus the value as of such date of its net debt (the value of its outstanding indebtedness, preferred stock and capital lease obligations less the amount of cash and cash equivalents on its balance sheet) and non-controlling interests (as applicable).

•

Adjusted EBITDA—generally the amount of the relevant company’s earnings before interest, taxes, depreciation and amortization for a specified time period, adjusted to exclude, as applicable, certain non-recurring items.

•

Adjusted EPS—generally the amount of the relevant company’s earnings for a specified time period per share outstanding (taking into account its options and other outstanding dilutive securities), adjusted to exclude, as applicable, certain non-recurring items and the impact of acquisition-related intangibles amortization.

Financial Analyses—Worldpay

Selected Companies Analysis Regarding Worldpay

Credit Suisse considered certain financial data for Worldpay and selected companies with publicly traded equity securities Credit Suisse deemed relevant. The selected companies were selected because they were deemed to be similar to Worldpay in one or more respects. Stock prices for the selected companies used in the selected companies analysis described below were as of March 15, 2019 (except in the case of First Data Corporation, which was as of January 15, 2019, the last trading day prior to its announced transaction with Fiserv, Inc.). The estimates of Worldpay’s future financial performance for the fiscal years ending December 31, 2019 and December 31, 2020 used in the selected companies analysis described below were based on the Worldpay projections. Estimates of the future financial performance of the selected companies listed below for the calendar years ending December 31, 2019 and December 31, 2020 were based on publicly available research analyst estimates for those companies (in each case using for purposes of this analysis Adjusted EBITDA or Adjusted EPS (as the case may be) before deducting stock-based compensation expense).

The financial data reviewed included:

•	Enterprise Value as a multiple of estimated Adjusted EBITDA for calendar year ended December 31, 2019, which we refer to as CY 2019E Adj. EBITDA;

•	Enterprise Value as a multiple of estimated Adjusted EBITDA for calendar year ended December 31, 2020, which we refer to as CY 2020E Adj. EBITDA;

•	Per share stock price as a multiple of estimated Adjusted EPS for calendar year ended December 31, 2019, which we refer to as CY 2019E Adj. EPS; and

•	Per share stock price as a multiple of estimated Adjusted EPS for calendar year ended December 31, 2020, which we refer to as CY 2020E Adj. EPS.

The companies selected by Credit Suisse and the multiples considered by Credit Suisse in its analysis were:

	Enterprise Value / CY 2019E Adj. EBITDA	Enterprise Value / CY 2020E Adj. EBITDA	Stock Price / CY 2019E Adj. EPS	Stock Price / CY 2020E Adj. EPS
Global Payments Inc.	16.2x	14.8x	22.3x	19.1x
Total System Services, Inc.	13.7x	12.6x	19.4x	17.0x
First Data Corporation	10.6x	9.8x	11.1x	9.7x

Taking into account the results of the selected companies analysis, Credit Suisse applied multiple ranges of (i) 16.5x to 18.5x to Worldpay’s estimates of its Adjusted EBITDA for the fiscal year ending December 31, 2019, (ii) 14.5x to 16.5x to Worldpay’s estimates of its Adjusted EBITDA for the fiscal year ending December 31, 2020, (iii) 19.0x to 22.0x to Worldpay’s estimates of its Adjusted EPS for the fiscal year ending

December 31, 2019 and (iv) 17.0x to 19.0x to Worldpay’s estimates of its Adjusted EPS for the fiscal year ending December 31, 2020. The estimates of Adjusted EBITDA and Adjusted EPS for Worldpay for 2019 and 2020 used in this analysis included adjustments to add back the amount of stock-based compensation expense. The selected companies analysis indicated the following approximate implied per share equity value reference range for Worldpay Class A common stock, as compared to the implied value of the merger consideration (based on the closing price for FIS common stock on March 15, 2019 of $108.88):

Implied Per Share Equity Value Reference Range	Merger Consideration
$87.01 to $102.78	$112.12

Selected Transactions Analysis Regarding Worldpay

Credit Suisse also considered the financial terms of certain business combinations and other transactions since 2014 that Credit Suisse deemed relevant. The selected transactions were selected because the target companies were deemed to be similar to Worldpay in one or more respects. Financial data for the selected transactions were based on public filings, publicly available research analysts’ estimates, and other publicly available information (in each case using for purposes of this analysis Adjusted EBITDA before deducting stock-based compensation expense to the extent such information was publicly available). Financial data for Worldpay were based on information provided by Worldpay.

The financial data for the selected transactions reviewed by Credit Suisse included:

•

Enterprise Value implied by the consideration proposed or paid in each selected transaction, as a multiple of the target company’s estimated latest twelve months Adjusted EBITDA as of the date of announcement of the transaction, which we refer to as the LTM Adj. EBITDA.

The transactions selected by Credit Suisse and the multiples considered by Credit Suisse in its analysis were:

Date	Acquiror	Target	Enterprise Value / LTM Adj. EBITDA
01/2019	Fiserv, Inc.	First Data Corporation	12.7x
12/2017	Total System Services, Inc.	Cayan, LLC	23.3x
10/2017	First Data Corporation	BluePay Holdings, Inc.	15.2x
09/2017	Hellman & Friedman, LLC	Nets A/S	14.3x
07/2017	Blackstone Group L.P./CVC Capital Partners	Paysafe Group Plc	12.9x
07/2017	Ingenico Group S.A.	Bambora AB	23.5x
07/2017	Vantiv, Inc.	Worldpay Group plc	18.2x
01/2016	Total System Services, Inc.	TransFirst Holdings Corp.	15.5x
12/2015	Global Payments Inc.	Heartland Payment Systems, Inc.	19.3x
10/2015	WEX Inc.	Electronic Funds Source, LLC	16.3x
03/2015	Optimal Payments Plc	Skrill Group	13.4x
10/2014	Vista Equity Partners Management, LLC	TransFirst Inc.	12.6x
08/2014	Fleetcor Technologies, Inc.	Comdata Inc.	12.0x
07/2014	Ingenico Group S.A.	GlobalCollect Services BV	16.4x
05/2014	Vantiv, Inc.	Mercury Payment Systems, LLC	17.0x
04/2014	Warburg Pincus, LLC	Electronic Funds Source, LLC	14.4x
03/2014	Advent International/Bain Capital/ATP	Nets Holding A/S	11.7x

Taking into account the results of the selected transactions analysis, Credit Suisse applied a multiple range of 18.0x to 22.0x to Worldpay’s Adjusted EBITDA for fiscal year ending December 31, 2018, pro forma to give effect to the merger of Worldpay Group plc and Vantiv (now Worldpay) as if it had closed as of January 1, 2018. The estimates of Adjusted EBITDA for Worldpay for 2018 used in this analysis included an adjustment to add back the amount of stock-based compensation expense. The selected transactions analysis indicated the following approximate implied per share equity value reference range for Worldpay Class A common stock (after adjusting to include an estimate of the present value of the future cash flows to Worldpay attributable to Worldpay’s tax receivable agreements, based on the Worldpay projections), as compared to the implied value of the merger consideration (based on the closing price for FIS common stock on March 15, 2019 of $108.88):

Implied Per Share Equity Value Reference Range	Merger Consideration
$86.75 to $110.89	$112.12

Discounted Cash Flow Analysis Regarding Worldpay

Credit Suisse also performed a discounted cash flow analysis with respect to Worldpay by calculating the estimated net present value of the projected after-tax, unlevered free cash flows of Worldpay, treating stock-based compensation as a cash expense, based on the Worldpay projections. Credit Suisse applied a range of terminal value multiples of 15.5x to 17.5x to Worldpay’s estimate of its fiscal year ending December 31, 2024E Adjusted EBITDA (without deduction of stock-based compensation expense) and discount rates ranging from 8.5% to 10.0%. The discounted cash flow analysis indicated the following approximate implied per share equity value reference range for Worldpay Class A common stock (after adjusting to include an estimate of the present value of the future cash flows to Worldpay attributable to Worldpay’s tax receivable agreements, based on information provided by Worldpay), as compared to the implied value of the merger consideration (based on the closing price for FIS common stock on March 15, 2019 of $108.88):

Implied Per Share Equity Value Reference Range	Merger Consideration
$98.94 to $120.98	$112.12

Financial Analyses—FIS

Selected Companies Analysis Regarding FIS

Credit Suisse considered certain financial data for FIS and selected companies with publicly traded equity securities Credit Suisse deemed relevant. The selected companies were selected because they were deemed to be similar to FIS in one or more respects. Stock prices for the selected companies used in the selected companies analysis described below were as of March 15, 2019. The estimates of FIS’ future financial performance for the fiscal years ending December 31, 2019 and December 31, 2020 used in the selected companies analysis described below were based on the Worldpay projections for FIS. Estimates of the future financial performance of the selected companies listed below for the calendar years ending December 31, 2019 and December 31, 2020 were based on publicly available research analyst estimates for those companies (in each case using for purposes of this analysis Adjusted EBITDA or Adjusted EPS (as the case may be) after deducting stock-based compensation as an expense). The multiples for Fiserv, Inc. reflected in the table below were calculated on a pro forma basis to give effect to Fiserv Inc.’s acquisition of First Data Corporation, in accordance with the terms disclosed in Fiserv Inc.’s announcement of the transaction and to reflect a ramp-up to achieve the announced synergies and interest cost savings.

The financial data reviewed included:

•	Enterprise Value as a multiple of estimated CY 2019E Adj. EBITDA;

•	Enterprise Value as a multiple of estimated CY 2020E Adj. EBITDA;

•	Per share stock price as a multiple of CY 2019E Adj. EPS; and

•	Per share stock price as a multiple of CY 2020E Adj. EPS.

The companies selected by Credit Suisse and the multiples considered by Credit Suisse in its analysis were:

	Enterprise Value / CY 2019E Adj. EBITDA	Enterprise Value / CY 2020E Adj. EBITDA	Stock Price / CY 2019E Adj. EPS	Stock Price / CY 2020E Adj. EPS
Temenos AG	30.3x	26.1x	42.8x	36.4x
Jack Henry & Associates, Inc.	19.1x	17.5x	35.4x	32.3x
Fiserv, Inc.	15.2x	13.8x	21.5x	17.8x
Broadridge Financial Solutions, Inc.	14.2x	13.0x	20.7x	18.5x
SS&C Technologies Holdings, Inc.	14.3x	13.2x	18.1x	16.3x

Taking into account the results of the selected companies analysis, Credit Suisse applied multiple ranges of (i) 12.5x to 14.5x to Worldpay’s estimates of FIS’ Adjusted EBITDA for the fiscal year ending December 31, 2019, (ii) 11.5x to 13.5x to Worldpay’s estimates of FIS’ Adjusted EBITDA for the fiscal year ending December 31, 2020, (iii) 18.0x to 20.0x to Worldpay’s estimates of FIS’ Adjusted EPS for the fiscal year ending December 31, 2019 and (iv) 16.5x to 18.5x to Worldpay’s estimates of FIS’ Adjusted EPS for the fiscal year ending December 31, 2020. The estimates of Adjusted EBITDA and Adjusted EPS for FIS for 2019 and 2020 used in this analysis reflected stock-based compensation as an expense. The selected companies analysis indicated the following approximate implied per share equity value reference range for FIS common stock, as compared to the closing stock price for FIS common stock on March 15, 2019:

Implied Per Share Equity Value Reference Range	FIS Closing Price (3/15/19)
$98.13 to $120.12	$108.88

Discounted Cash Flow Analysis Regarding FIS

Credit Suisse also performed a discounted cash flow analysis with respect to FIS by calculating the estimated net present value of the projected after-tax, unlevered free cash flow of FIS, treating stock-based compensation as a cash expense, based on Worldpay projections for FIS. Credit Suisse applied a range of terminal value multiples of 12.5x to 14.5x to Worldpay’s estimate of FIS’ fiscal year ending December 31, 2024 Adjusted EBITDA (treating stock-based compensation as an expense) and discount rates ranging from 8.0% to 9.5%. The discounted cash flow analysis indicated the following approximate implied per share equity value reference range for FIS common stock, as compared to the closing stock price for FIS common stock on March 15, 2019:

Implied Per Share Equity Value Reference Range	FIS Closing Price (3/15/19)
$108.08 to $134.20	$108.88

Financial Analyses—the Merger

Exchange Ratio

Credit Suisse then reviewed the 0.9287x exchange ratio for the stock consideration provided in the merger and compared it with the ranges of exchange ratios implied by its analyses, adjusted for the cash consideration provided in the merger. For each approach noted below, the implied reference range of exchange ratios was determined by (a) using as the bottom end, the amount calculated by dividing the lower bound of the per share reference range for the Worldpay Class A common stock (less the cash consideration of $11.00) by the upper bound of the per share reference range for FIS common stock and (b) using as the top end, the amount calculated by dividing upper bound of the per share reference range for the Worldpay Class A common stock (less the cash consideration of $11.00) by the lower bound of the per share reference range for FIS common stock.

Methodology	Implied Exchange Ratio Reference Range
Selected Companies Analysis	0.6328x – 0.9352x
Selected Transactions Analysis*	0.6306x – 1.0180x
Discounted Cash Flow Analysis	0.6553x – 1.0176x

*

For the implied exchange ratio reference range derived by the Selected Transactions Analysis, Credit Suisse used the reference range for Worldpay Class A common stock indicated by the Selected Transactions Analysis and the reference range for FIS common stock indicated by the Selected Companies Analysis.

Pro Forma Discounted Cash Flow Analysis

Credit Suisse also reviewed a comparison of the standalone per share equity value reference range indicated by its discounted cash flow analysis for the Worldpay Class A common stock described above, which we refer to as the standalone Worldpay DCF value, with the equity value reference range, attributable to a share of Worldpay Class A common stock (after giving effect to the consummation of the merger, including the Class B exchange and the exchange ratio provided in the merger, the synergies estimates provided by Worldpay’s management and the cash consideration), which we refer to as the pro forma Worldpay share value. For purposes of analyzing the pro forma Worldpay share value, Credit Suisse used the discounted cash flow analyses described above for each of Worldpay and FIS on a standalone basis, and accounted for (i) the estimated present value of the synergies estimates anticipated by the management of Worldpay to result from the merger (applying (x) a range of discount rates of 8.5% to 10.0% and (y) a range of terminal value multiples of 14.0x to 16.0x to the estimated pre-tax cost saving and revenue synergies for 2024 reflected in the synergies estimates), (ii) the cash consideration and (iii) the incremental debt expected to result from the merger.

This illustrative pro forma discounted cash flow analysis indicated the following approximate implied per share equity value reference range for the pro forma Worldpay share value, as compared to the range indicated by the discounted cash flow analysis described above for the standalone Worldpay DCF value:

Implied Per Share Equity Value Reference Range
Pro Forma Worldpay Share Value	Standalone Worldpay DCF Value
$117.29 to $143.19	$98.94 to $120.98

Supplemental Information

Credit Suisse also noted for the Worldpay board certain additional information that was not considered material to Credit Suisse’s financial analyses with respect to its opinion but was referenced for informational purposes, including the following:

Relative Contribution of Certain Financial Metrics. Credit Suisse reviewed the relative contributions of Worldpay and FIS to the pro forma combined company resulting from the merger of certain financial metrics based on the Worldpay projections and the Worldpay projections for FIS. The financial metrics reviewed included the following metrics for the years ending December 31, 2019 and December 31, 2020: Revenue, Adjusted EBITDA (burdened and unburdened by stock-based compensation) and Adjusted Net Income (burdened and unburdened by stock-based compensation). For purposes of this contribution analysis, Credit Suisse calculated various hypothetical exchange ratios that, when adjusted for the cash consideration of $11.00 per share of Worldpay common stock in the merger, would be implied by the relative contributions of Worldpay and FIS for these metrics. The high and low exchange ratios indicated by this illustrative analysis were 0.7564x and 0.3674x, respectively, as compared to the exchange ratio of 0.9287x with respect to the stock portion of the consideration in the merger;

Historical Trading Exchange Ratios. Credit Suisse reviewed the exchange ratios implied by the closing stock prices for each trading day during the twelve-month period ended March 15, 2019 for the common stock of Worldpay and FIS and noted that the high, low, mean and March 15, 2019 spot exchange ratios (when adjusted for the cash consideration of $11.00 per share of Worldpay common stock in the merger) during such period were 0.8408x, 0.6212x, 0.7218x and 0.8053x, respectively. Credit Suisse noted that the exchange ratio with respect to the stock portion of the consideration provided in the merger was 0.9287x; and

Equity Research Price Targets. Credit Suisse reviewed the publicly available price targets for the common stock of Worldpay and FIS published by certain equity research analysts prior to delivery of its opinion and since February 12, 2019. Credit Suisse noted that the selected research analysts’ share price targets reviewed with the Worldpay board (i) for Worldpay ranged from $92.00 to $138.00 per share (with a mean of $109.13 and a median of $110.00) and (ii) for FIS ranged from $110.00 to $133.00 (with a mean of $121.38 and a median of $120.00). Credit Suisse had observed that the closing trading prices for Worldpay Class A common stock and FIS common stock on March 15, 2019 were $98.68 and $108.88, respectively.

Other Matters

Worldpay retained Credit Suisse as its financial advisor in connection with the proposed merger based on Credit Suisse’s qualifications, experience and reputation as an internationally recognized investment banking and financial advisory firm and Credit Suisse’s experience in transactions similar to the merger and familiarity with Worldpay and its business. Credit Suisse will become entitled to receive a transaction fee of at least $38 million and up to, in Worldpay’s discretion, $43 million, $5 million of which became payable upon the rendering of Credit Suisse’s opinion and the balance of which will become payable upon the closing of the merger. In addition, Worldpay has agreed to reimburse Credit Suisse for certain of its expenses and indemnify Credit Suisse and certain related parties for certain liabilities and other items arising out of or related to its engagement.

Credit Suisse and its affiliates in the past provided and currently are providing investment banking and other financial advice and services to Worldpay and its affiliates for which advice and services Credit Suisse and its affiliates have received or would expect to receive compensation, including among other things, during the past two years, having acted as (i) financial advisor and financing source to Vantiv in connection with the acquisition of Worldpay Group plc announced in August 2017 and (ii) financial advisor to Vantiv in connection with the acquisition of Paymetric Holdings Inc. announced in April 2017. In addition, Credit Suisse and its affiliates are lenders to Worldpay (or one or more of its affiliates) and FIS (or one or more of its affiliates). Credit Suisse and its affiliates may in the future provide investment banking and other financial advice and services to Worldpay, FIS and their respective affiliates for which advice and services Credit Suisse and its affiliates would expect to receive compensation. Since January 1, 2017, Credit Suisse has been paid approximately $40 million in fees for investment banking services from Worldpay and its subsidiaries in matters unrelated to the merger. Credit Suisse is a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial advice and services. In the ordinary course of business, Credit Suisse and its affiliates may acquire, hold or sell, for its and its affiliates’ own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of Worldpay, FIS and any other company that may be involved in the merger, as well as provide investment banking and other financial advice and services to such companies and their affiliates.

Certain Unaudited Prospective Financial Information

FIS and Worldpay do not, as a matter of course, make public long-term projections as to their respective future revenues, earnings or other results due to, among other reasons, the unpredictability and subjectivity of the underlying assumptions and estimates inherent in preparing financial projections. Although in the view of FIS management and Worldpay management the unaudited prospective financial information described below and the estimated synergies described in “Certain Estimated Synergies Attributable to the Merger ” beginning on page [●], in each case, were prepared on a reasonable basis, neither FIS nor Worldpay endorses the unaudited prospective financial information or estimated synergies as a reliable indication of future results. The unaudited prospective financial information set forth below under the headings “Certain Stand-Alone FIS Unaudited Prospective Financial Information Used by Credit Suisse” and “Certain Stand-Alone Worldpay Unaudited Prospective Financial Information Used by Credit Suisse” is included herein because such information was provided by FIS management or Worldpay management, as applicable, and, with the authorization of Worldpay management, was used by Worldpay’s financial advisor in connection with its financial analyses that were presented to the Worldpay board in connection with the Worldpay board’s consideration of a possible transaction with FIS. The unaudited prospective financial information set forth below under the headings “Certain Stand-Alone FIS Unaudited Prospective Financial Information Used by Centerview and Goldman Sachs” and “Certain Stand-Alone Worldpay Unaudited Prospective Financial Information Used by Centerview and Goldman Sachs” is included herein because such information was provided by FIS management or Worldpay management, as applicable, and, with the authorization of FIS management, was used by FIS’ financial advisors in connection with their financial analyses that were presented to the FIS board in connection with the FIS board’s consideration of a possible transaction with Worldpay.

The unaudited prospective financial information set forth below was, in general, prepared solely for internal use and is subjective in many respects and thus susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. As such, the unaudited prospective financial information constitutes forward-looking information and is subject to risks and uncertainties that could cause actual results to differ materially from the results reflected in such information. Since the unaudited prospective financial information covers multiple years, such information by its nature becomes less predictive with each successive year. Factors that could cause the future results to differ from the below unaudited prospective financial information include the timing, outcome and results of integration of the businesses of FIS and Worldpay, general economic, regulatory and market conditions, changes in actual or projected cash flows, competitive pressures, changes in tax laws or accounting rules, changes in government regulations and regulatory requirements, and the other matters discussed herein in the sections entitled “Cautionary Note Concerning Forward-Looking Statements,” “Where You Can Find More Information” and “Risk Factors” beginning on pages [●], [●] and [●], respectively, and in FIS’ and Worldpay’s most recent SEC filings.

The unaudited prospective financial information was prepared for use by the respective financial advisors of each of FIS and Worldpay in performing their financial analyses in connection with their respective fairness opinions and not with a view toward public disclosure or soliciting proxies, nor was it prepared with a view toward complying with GAAP, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation. This information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this joint proxy statement/prospectus are cautioned not to place undue reliance on the unaudited prospective financial information.

As of April 12, 2019, neither FIS’ nor Worldpay’s independent registered public accounting firms, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the unaudited prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with the unaudited prospective financial information.

The FIS unaudited prospective financial information and Worldpay unaudited prospective financial information set forth below were prepared based on FIS and Worldpay, respectively, as standalone companies. Such unaudited prospective financial information does not take into account the merger, including the impact of negotiating or executing the transaction, the expenses that may be incurred in connection with consummating the merger, the potential synergies that may be achieved by the combined company as a result of the mergers, the effect of any business or strategic decision or action that has been or will be taken as a result of the merger agreement having been executed, or the effect of any business or strategic decisions or actions which would likely have been taken if the merger agreement had not been executed but which were instead altered, accelerated, postponed or not taken in anticipation of the merger. No assurances can be given that these assumptions will accurately reflect future conditions. In addition, although presented with numeric specificity, such unaudited prospective financial information reflects numerous estimates and assumptions made by FIS management and Worldpay management with respect to industry performance and competition, general business, economic, market and financial conditions and matters specific to FIS’ and Worldpay’s business, all of which are difficult to predict and many of which are beyond FIS’ and Worldpay’s control. FIS shareholders and Worldpay stockholders are urged to review FIS’ and Worldpay’s most recent SEC filings for a description of the reported results of operations and financial condition during 2018 of each of FIS and Worldpay, respectively.

Certain of the financial measures of FIS and Worldpay referred to below are non-GAAP financial measures. These non-GAAP financial measures of each such company are not prepared in accordance with GAAP and may not be directly comparable to similarly titled measures of other companies (including Worldpay in the case of FIS, and vice versa). Further, these non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures.

FIS and Worldpay do not intend to update or otherwise revise the below unaudited prospective financial information to reflect circumstances existing after the date when prepared or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying such unaudited prospective financial information are no longer appropriate.

The inclusion of the unaudited prospective financial information herein will not be deemed an admission or representation by FIS or Worldpay that such information is viewed by FIS or Worldpay as material information of FIS (before or after the merger) or Worldpay. Such information is not included herein in order to induce or otherwise influence any FIS shareholder or Worldpay stockholder to vote in favor of the proposals described in this joint proxy statement/prospectus.

Certain Stand-Alone FIS Unaudited Prospective Financial Information Used by Centerview and Goldman Sachs

The following table presents certain unaudited prospective financial information with respect to FIS used by Centerview and Goldman Sachs, at the direction of FIS, in performing their respective financial analyses with respect to FIS as described in “—Opinion of Centerview, FIS’ Financial Advisor” and “—Opinion of Goldman, FIS’ Financial Advisor” beginning on pages [●] and [●], respectively, which we refer to as the FIS unaudited prospective financial information used by Centerview and Goldman Sachs. The FIS unaudited prospective financial information used by Centerview and Goldman Sachs reflects unaudited prospective financial information for calendar years 2019 through 2023, and was approved by FIS management for use by Centerview and Goldman Sachs.

(in millions, except per share values)	2019E	2020E	2021E	2022E	2023E
Revenue	$8,400	$8,784	$9,271	$9,785	$10,328
Adjusted EBITDA(1)	$3,284	$3,522	$3,810	$4,119	$4,451
Adjusted Earnings Per Share—Prior Method(2)	$5.64	$6.16	$7.01	$7.98	$9.07
Adjusted Earnings Per Share—New Method(3)	$7.46	$8.23	$9.31	$10.55	$11.96
Unlevered Free Cash Flow(4)	$1,973	$2,208	$2,436	$2,647	$2,874

(1)

Adjusted EBITDA is a non-GAAP measure, which reflects earnings from continuing operations (burdened for stock-based compensation) before interest, taxes, depreciation and amortization, excluding certain costs and other transactions which management deems non-operational in nature. Stock-based compensation expense was projected to be $88 million in 2019, $90 million in 2020, $93 million in 2021, $96 million in 2022 and $98 million in 2023.

(2)

Historically, FIS has calculated earnings per share as GAAP net income, which includes stock-based compensation expense but excludes the cost of amortization of purchase accounting intangibles, divided by the weighted average diluted shares of FIS common stock issued and outstanding. In response to a recent comment letter from the staff of the SEC, FIS agreed that in the future it would exclude all depreciation and amortization—not only amortization of purchase accounting intangibles—from those non-GAAP measures. See note (3) below.
(3)

As of February 12, 2019, FIS began reporting adjusted net income and earnings per share utilizing a new method that excludes all depreciation and amortization, and not only amortization of purchase accounting intangibles as FIS has done historically.

(4)

Unlevered Free Cash Flow is a non-GAAP measure, which is calculated as Adjusted EBITDA (unburdened for stock-based compensation expense) adjusted for capital expenditures, changes in net working capital and taxes.

Certain Stand-Alone Worldpay Unaudited Prospective Financial Information Used by Centerview and Goldman Sachs

The following table presents certain unaudited prospective financial information with respect to Worldpay used by Centerview and Goldman Sachs, at the direction of FIS, in performing its financial analyses with respect to Worldpay as described in “—Opinion of Centerview, FIS’ Financial Advisor” and “—Opinion of Goldman, FIS’ Financial Advisor” beginning on pages [●] and [●], respectively, which we refer to as the Worldpay unaudited prospective financial information used by Centerview and Goldman Sachs. The Worldpay unaudited prospective financial information used by Centerview and Goldman Sachs reflects unaudited prospective financial information for calendar years ending 2019 through 2023 using information furnished by Worldpay for 2019, 2020 and 2021, which FIS management then extrapolated, where applicable, for 2022 and 2023. Such Worldpay unaudited prospective financial information was approved by FIS management for use by Centerview and Goldman Sachs.

(in millions)	2019E	2020E	2021E	2022E	2023E
Revenue	$4,260	$4,660	$5,081	$5,538	$6,037
Adjusted EBITDA(1)	$2,030	$2,325	$2,556	$2,814	$3,097
Unlevered Free Cash Flow(2)	$1,093	$1,427	$1,654	$1,852	$2,059

(1)

Adjusted EBITDA is a non-GAAP measure, which reflects earnings from continuing operations (burdened for stock-based compensation) before interest, taxes, depreciation and amortization, excluding certain costs and other transactions which management deems non-operational in nature.

(2)

Unlevered Free Cash Flow is a non-GAAP measure, which is calculated as Adjusted EBITDA (burdened for stock-based compensation expense) adjusted for capital expenditures, changes in net working capital and taxes. Stock-based compensation expense was projected to be $110 million in 2019, $121 million in 2020, $131 million in 2021, $143 million in 2022 and $156 million in 2023.

Certain Stand-Alone FIS Unaudited Prospective Financial Information Used by Credit Suisse

The following table presents certain unaudited prospective financial information with respect to FIS used by Credit Suisse at Worldpay’s direction in performing its financial analyses with respect to FIS as described in “The Merger—Opinion of Worldpay’s Financial Advisor” beginning on page [●], which we refer to as the FIS unaudited prospective financial information used by Credit Suisse. Such FIS unaudited prospective financial information reflects unaudited prospective financial information relating to FIS for the fiscal years ending December 31, 2019 through December 31, 2021 provided by FIS, as adjusted and extrapolated through December 31, 2024 by Worldpay management, and was approved for Credit Suisse’s use by Worldpay management.

(in millions, except per share values)	2019E	2020E	2021E	2022E	2023E	2024E
Revenue	$8,400	$8,736	$9,086	$9,449	$9,827	$10,220
Adjusted EBITDA(1)	$3,284	$3,503	$3,734	$3,930	$4,137	$4,353
Adjusted Earnings Per Share—Prior Method(2)	$5.64	$6.19	N/A	N/A	N/A	N/A
Unlevered Free Cash Flow(3)	$1,885	$2,131	$2,330	$2,461	$2,599	N/A

Note:	N/A denotes not applicable.

(1)

Adjusted EBITDA is a non-GAAP measure, which reflects earnings from continuing operations (burdened by stock-based compensation expense) before interest, taxes, depreciation and amortization, excluding certain costs and other transactions which management deems non-operational in nature.

(2)	See footnote 2 under table in “—Certain Stand-Alone FIS Unaudited Prospective Financial Information Used by Centerview and Goldman Sachs.”
(3)

Unlevered Free Cash Flow is a non-GAAP measure, which is calculated as Adjusted EBITDA (treating stock-based compensation as a cash expense) adjusted for capital expenditures, changes in net working capital and taxes.

Certain Stand-Alone Worldpay Unaudited Prospective Financial Information Used by Credit Suisse

The following table presents certain unaudited prospective financial information with respect to Worldpay used by Credit Suisse at Worldpay’s direction in performing its financial analyses with respect to Worldpay as described in “The Merger—Opinion of Worldpay’s Financial Advisor” beginning on page [●], which we refer to as the Worldpay unaudited prospective financial information used by Credit Suisse. The Worldpay unaudited prospective financial information used by Credit Suisse reflects prospective financial information relating to Worldpay for the fiscal years ending December 31, 2019 through December 31, 2021 that was provided by Worldpay, as extrapolated through December 31, 2024 by Worldpay management, and was approved for Credit Suisse’s use by Worldpay management.

(in millions, except per share values)	2019E	2020E	2021E	2022E	2023E	2024E
Revenue	$4,260	$4,660	$5,081	$5,487	$5,871	$6,282
Adjusted EBITDA(1)	$2,141	$2,445	$2,687	$2,913	$3,129	$3,361
Adjusted Earnings Per Share(2)	$4.60	$5.40	N/A	N/A	N/A	N/A
Unlevered Free Cash Flow(3)	$1,092	$1,426	$1,653	$1,825	$1,997	N/A

Note:	N/A denotes not applicable.

(1)

Adjusted EBITDA is a non-GAAP measure, which reflects earnings from continuing operations (excluding expenses for stock-based compensation) before interest, taxes, depreciation and amortization, excluding certain costs and other transactions which management deems non-operational in nature.

(2)

Earnings per share outstanding (taking into account options and other outstanding dilutive securities), adjusted to exclude, as applicable, certain nonrecurring items, stock-based compensation expense and the impact of acquisition-related intangibles amortization.

(3)

Unlevered Free Cash Flow is a non-GAAP measure, which is calculated as Adjusted EBITDA (treating stock-based compensation as a cash expense) adjusted for capital expenditures, changes in net working capital and taxes (excluding expected net cash tax benefits).

Certain Tax Attributes Information Used by Centerview, Goldman Sachs and Credit Suisse

In addition to the information set forth in the tables above, Worldpay provided to FIS certain information relating to estimated utilization by Worldpay and FIS of certain tax attributes of Worldpay. The following table presents such information, which Centerview and Goldman Sachs (at the direction of FIS) and Credit Suisse (at the direction of Worldpay) used in performing their respective financial analyses.

(in millions)	2019E		2020E	2021E	2022E	2023E	2024E-2034E Cumulative
Total Tax Attributes	$100	(1)	$104	$103	$98	$96	$500

(1)	Excluding approximately $43 million payable by Worldpay in settlement of certain tax receivable agreements.

Certain Estimated Synergies Attributable to the Merger

FIS management and Worldpay management jointly prepared and provided to their respective boards of directors and to their respective financial advisors for use in connection with their respective financial analyses estimated synergies to be realized by the combined company by the end of 2021, consisting of estimated run-rate revenue synergies increasing to reach $500 million in 2021 (and which increase at a slower rate thereafter through the end of the forecast period) and run-rate cost synergies increasing to reach $400 million in 2021 as well as the estimated costs to achieve such estimated synergies. The estimated synergies assumed that the expected benefits of the merger would be realized, including that no restrictions, terms or other conditions would be imposed in connection with the receipt of any necessary governmental, regulatory or other approvals or consents in connection with the completion of the merger. In addition, the analysis for estimated synergies assumes integration costs of 1.0x run-rate operating synergies, phased in at 25% in 2019 and 75% in 2020 with 25% of costs being allocated to capital expenditures (depreciable over five years) and 75% of costs being allocated to operating expenses. The estimated revenue synergies are expected to come primarily from cross-selling to merchants and financial institutions globally. The estimated cost synergies are expected to come primarily from cost savings in elimination of duplicative corporate structures, technology and infrastructure optimization and operational synergies. Such estimated synergies were approved by FIS management for use by Centerview and Goldman Sachs, and by Worldpay management for use by Credit Suisse, respectively. The estimated cost and revenue synergies and the integration costs all assumed a June 30, 2019 closing date for the merger.

See the section above entitled “The Merger—Certain Unaudited Prospective Financial Information” beginning on page [●] for further information regarding the uncertainties underlying the estimated synergies as well as the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” beginning on pages [●] and [●], respectively, for further information regarding the uncertainties and factors associated with realizing the synergies in connection with the merger.

Interests of Certain Worldpay Directors and Executive Officers in the Merger

In considering the recommendation of the Worldpay board that Worldpay stockholders vote “FOR” the Worldpay merger proposal, “FOR” the Worldpay compensation proposal and “FOR” the Worldpay adjournment proposal, Worldpay stockholders should be aware that certain executive officers and directors of Worldpay may have interests in the merger that may be different from, or in addition to, the interests of Worldpay stockholders generally. These interests include, among others, severance rights, rights to continuing indemnification and directors’ and officers’ liability insurance, accelerated vesting of certain equity awards and the right of the Worldpay CEO to be an executive of FIS and the executive vice chairman of the FIS board upon the effective time of the merger. The Worldpay board was aware of and considered these interests, among other matters, in evaluating the terms and structure, and overseeing the negotiation, of the merger, in approving the merger agreement and the transactions contemplated thereby, including the merger, and in recommending that the Worldpay stockholders adopt and approve the merger agreement.

Treatment of Worldpay Equity Awards

At the effective time, each equity award relating to shares of Worldpay Class A common stock that is held by a Worldpay director or executive officer immediately prior to the effective time will be converted into an equity award relating to shares of FIS common stock, as described above in the section entitled “The Merger Agreement—Treatment of Worldpay Equity Awards,” which we refer to as converted equity awards. Each converted equity award will be subject to vesting upon the earlier of (i) the original vesting date and (ii) a termination of the individual’s employment by FIS without “cause” or, in the case of U.S. participants, a resignation of the individual’s employment by the individual for “good reason,” in each case that occurs within 24 months after the completion of the merger (which we refer to in this joint proxy statement/prospectus as a “qualifying termination”), or, in the case of equity awards held by Worldpay directors, upon a termination of service as a director. The terms “cause” and “good reason” have the respective meanings set forth in Worldpay’s

Executive Severance Plan (described below) and, for two U.K.-based executive officers, “cause” has the meaning set forth in their respective equity award agreements.

For an estimate of the amounts that would be realized by each of Worldpay’s named executive officers in respect of their unvested Worldpay equity awards, see “The Merger—Interests of Certain Worldpay Directors and Executive Officers—Quantification of Potential Payments to Worldpay’s Named Executive Officers in Connection with the Merger” beginning on page [●]. Based on the assumptions described in such section in accordance with SEC rules, including that (i) the completion of the merger occurs on September 30, 2019, (ii) each applicable individual remains in employment or service through the effective time and experiences a qualifying termination immediately following the effective time, and (iii) the price per share of Worldpay Class A common stock is equal to $108.71, which is the average closing price per share of Worldpay Class A common stock on the NYSE over the first five business days following the announcement of the merger agreement, the estimated aggregate value of the unvested equity awards held by Worldpay’s executive officers who are not named executive officers (as a group) is $79,122,214. These amounts do not reflect compensation actions and equity award vesting that may occur after the date of this joint proxy statement/prospectus. As of September 30, 2019, all unvested equity awards held by Worldpay directors are expected to have vested in accordance with their terms, and it is anticipated that prior to that date each non-employee director will receive 2019 annual equity grants (or cash awards in lieu thereof) with a grant date value equal to $175,000.

Worldpay Executive Severance Plan

Each of Worldpay’s U.S.-based executive officers, including Worldpay’s U.S.-based named executive officers, is a participant in the Worldpay Executive Severance Plan, which we refer to as the Executive Severance Plan, which provides for the following enhanced severance payments and benefits in the event the executive officer experiences a qualifying termination within the 24 month period following the effective time: (i) a lump sum cash payment equal to (A) two times the sum of the executive officer’s base salary in effect immediately prior to the qualifying termination and the executive officer’s target annual incentive bonus for the year in which the termination date occurs (without proration) plus (B) a pro-rata target annual incentive bonus for the year in which the termination date occurs based on the number of months the executive officer was employed in the fiscal year of termination and (ii) in the case of Mr. Drucker, 24 months of medical and dental coverage continuation at active employee rates. Worldpay’s non-employee directors are not eligible for any severance payments or severance benefits in connection with the completion of the merger or otherwise. Two executive officers based in the U.K., including one named executive officer, Shane Happach, the Executive Vice President and Head of Global Enterprise eCommerce, are not participants in the Executive Severance Plan and would not be entitled to enhanced severance upon a termination of employment in connection with the transaction. Under the two U.K.-based executive officers’ heritage Worldpay Group plc service agreements, upon a termination of employment by Worldpay and being placed on garden leave the 12-month period following notice of termination the applicable service agreement, each executive would be entitled to continuation of base salary and value account allowance equal to 25% of base salary (or, in the case of Mr. Happach, 20% of base salary) for such 12-month period after notice of termination, and a U.K. redundancy payment equal to 2 weeks of base salary and value account allowance continuation per year of prior service with Worldpay and, in addition, eligibility to receive payments in respect of their annual bonus opportunity. As an alternative, Worldpay may elect to provide payment in lieu of notice, in which case the two U.K.-based executive officers would receive the benefits stated above, but would not be eligible to receive any bonus payments.

For an estimate of the value of the payments and benefits described above that would be payable to the Worldpay named executive officers under the Executive Severance Plan upon a qualifying termination in connection with the merger, see “The Merger—Interests of Certain Worldpay Directors and Executive Officers—Quantification of Potential Payments to Worldpay’s Named Executive Officers in Connection with the Merger” beginning on page [●]. The estimated aggregate amount that would be payable to the Worldpay executive officers who are not named executive officers (as a group) is $7,620,096 assuming that (i) each applicable individual remains employed by Worldpay through the effective time and experiences a qualifying termination immediately following the effective time, (ii) the compensation levels in effect as of the date of this joint proxy statement/prospectus remain in effect as of the effective time and (iii) the executive officer based in the U.K. who is not a named executive officer and is not a participant in the Executive Severance Plan is placed on garden leave for 12 months following notice of termination, with his estimated payments converted from GBP to USD based on the average currency conversion for 2018 of $1.3351, as provided in the Worldpay 2019 annual proxy statement.

Retention Awards. Worldpay and FIS have agreed that Worldpay may make retention awards to executives and other employees of Worldpay up to an aggregate amount of $30 million. While Worldpay has not currently determined to provide any retention awards to its executive officers, it may decide to do so in the future.

Indemnification; Directors’ and Officers’ Insurance

From and after the effective time, FIS will, and will cause the surviving company to, indemnify and hold harmless, to the fullest extent that Worldpay would be permitted to do so, by applicable law, each present and former (determined as of the effective time) director or officer of Worldpay and its subsidiaries when acting in such capacity, against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, damages or liabilities incurred in connection with any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, whether arising before or after the effective time, arising in whole or in part out of, or pertaining to the fact that such is or was serving in such capacity or matters existing or occurring at or prior to the effective time.

In addition, prior to the effective time, FIS will, and will cause the surviving corporation to, obtain and fully pay the premium for six-year “tail” insurance policies for the extension of the directors’ and officers’ liability coverage of Worldpay’s existing directors’ and officers’ insurance policies and Worldpay’s existing fiduciary liability insurance policies, in each case, from one or more insurance carriers with the same or better credit rating as Worldpay’s insurance carrier as of the date of the merger agreement with respect to such insurance policies with terms, conditions, retentions and limits of liability that are at least as favorable to the insureds as Worldpay’s existing policies, subject to the premium cap (as defined below). In lieu of the foregoing, Worldpay, in consultation with, but only upon the consent of, FIS, may (and, at the request of FIS, Worldpay will use its reasonable best efforts to) obtain at or prior to the effective time a six-year “tail” policy under Worldpay’s existing directors and officers insurance policy providing equivalent coverage to that described in the preceding sentence if and to the extent that the same may be obtained for an amount that, in the aggregate, does not exceed 300% of the aggregate annual premium paid by Worldpay for such insurance, which we refer to as the premium cap.

The Worldpay indemnified persons described in the first paragraph of this section will have the right to enforce the provisions of the merger agreement relating to their indemnification.

Leadership Following the Merger

At the effective time, the FIS board will be expanded to twelve directors. Five individuals who serve on the Worldpay board as of immediately prior to the effective time, which we refer to as the continuing Worldpay directors, four of whom will be independent directors of, and designated by, Worldpay and one of whom will be the Worldpay CEO, will be appointed to the FIS board at the effective time. In addition, the merger agreement provides that at the effective time, a continuing Worldpay director, other than the Worldpay CEO, will be appointed as the lead independent director of the FIS board. At the effective time, the Worldpay CEO will become an executive of FIS and serve as the executive vice chairman of the FIS board until at least the one year anniversary of the effective time. In addition, at the effective time, at least one continuing Worldpay director will be appointed to serve on each standing committee of the FIS board. See the section entitled “The Merger—Governance of the Combined Company” beginning on page [●] of this joint proxy statement/prospectus.

Quantification of Potential Payments to Worldpay’s Named Executive Officers in Connection with the Merger

This section sets forth the information required by Item 402(t) of Regulation S-K promulgated under the Exchange Act regarding certain compensation that may be paid or become payable to Worldpay’s named executive officers, assuming that their employment is terminated under certain circumstances in connection with the transaction and the agreements and understandings pursuant to which such compensation may be paid or become payable, which we refer to as the transaction-related executive compensation. These potential payments consist of:

•	Accelerated vesting of Worldpay equity-based compensation awards in connection with a qualifying termination.

•

Severance payments and benefits that each named executive officer would be entitled to receive in connection with a qualifying termination (defined below) pursuant to the terms of the Executive Severance Plan and, for Mr. Happach, pursuant to the terms of his heritage Worldpay Group plc service agreement.

Further details on these potential payments and benefits, including applicable vesting terms and conditions, are provided in the footnotes to the table below and in the section entitled “The Merger—Interests of Certain Worldpay Directors and Executive Officers in the Merger” beginning on page [●] of this joint proxy statement/prospectus.

For purposes of quantifying these potential payments and benefits for the table below, the following assumptions were used:

•	The completion of the merger occurs on September 30, 2019;

•

A Worldpay Class A common stock price of $108.71, which is the average closing price per share of Worldpay Class A common stock on the NYSE over the first five business days following the announcement of the merger agreement, which amount is determined in accordance with the requirements of Item 402(t) of Regulation S-K;

•	Salary and target bonus levels are those in effect as of the date of this joint proxy statement/prospectus;

•	The number of unvested Worldpay equity awards held by the named executive officers were determined as of the date of this joint proxy statement/prospectus; and

•

A qualifying termination (as defined in the section entitled “The Merger—Interests of Certain Worldpay Directors and Executive Officers in the Merger” beginning on page [●] of this joint proxy statement/prospectus) of each named executive officer’s employment occurs immediately following the effective time.

The amounts shown are estimates based on multiple assumptions and do not reflect compensation actions that could occur after the date of this joint proxy statement/prospectus and before the effective time nor do amounts reflect any potential impact of Code Section 280G on the payments described in this section. In addition, the assumption that a named executive officer’s employment will be terminated may not be true. As a result, the actual amounts received by a named executive officer may differ materially from the amounts shown in the following table.

For purposes of this discussion, “double-trigger” refers to benefits that require two conditions, which are the occurrence of the closing as well as a qualifying termination following the effective time.

Golden Parachute Compensation

Name	Cash ($)(1)	Equity ($)(2)	Perquisites / Benefits ($)(3)	Total ($)
Charles Drucker	5,960,938	66,190,415	26,326	72,177,679
Mark Heimbouch	3,842,500	35,007,732	—	38,850,232
Stephanie Ferris	2,850,000	27,255,441	—	30,105,441
Royal Cole	2,205,000	24,559,846	—	26,764,846
Shane Happach(4)	1,811,628	24,645,083	—	26,456,711
Philip Jansen(5)	—	—	—	—

(1)

Represents for NEOs other than Mr. Happach payments under the Executive Severance Plan , including (i) a severance payment in an amount equal to two times the sum of the named executive officer’s annual base salary in effect immediately prior to the qualifying termination plus the executive officer’s target annual incentive bonus and (ii) a pro-rata target annual incentive bonus through September 30, 2019. All such payments are “double-trigger” (i.e., payable upon a qualifying termination following the effective time). For Mr. Happach, upon being placed on garden leave for 12 months following notice of termination, represents continuation of base salary and value account allowance (equal to 20% of base salary) continuation for one-year as well as a U.K. redundancy payment equal to 2 weeks of base salary and value account continuation per year of service and, in addition, a payment in respect of his annual bonus opportunity. Alternatively, Mr. Happach’s service agreement provides that Worldpay may elect to provide payment in lieu of a notice period, in which case the benefit would not include a bonus payment and the aggregate payment would be approximately $970,515.

(2)

Represents the following equity awards held by the named executive officer: (i) the in-the-money value of each unvested Worldpay option (based on a Worldpay Class A common stock price of $108.71, less the applicable exercise price of such option), (ii) the value of unvested Worldpay restricted stock units and restricted shares and (iii) the value of unvested performance stock units and performance-based restricted shares based on the applicable achievement level of performance, as set forth in the section entitled “The Merger Agreement—Treatment of Worldpay Equity Awards—Performance Vesting Stock Units; Performance Vesting Restricted Shares,” in each case (i) through (iii), that will become vested and exercisable upon a qualifying termination that occurs immediately following the effective time.

(3)

Represents the estimated value of 24 months of health care continuation for Mr. Drucker and his eligible dependents at active employee rates, which is provided upon a qualifying termination under the terms of the Executive Severance Plan regardless of the occurrence of the closing.

(4)

The values reported in the table for Mr. Happach reflect a conversion from GBP to USD based on the average currency conversion for 2018 of $1.3351, as provided in the Worldpay 2019 annual proxy statement, where applicable.

(5)

Mr. Jansen resigned from the position of Co-Chief Executive Officer effective December 31, 2018 and has been included in the above table in accordance with the requirements of Item 402(t) of Regulation S-K. Mr. Jansen will not receive any compensation that is based on or otherwise relates to the merger.

Governance of the Combined Company

Chairman, Chief Executive Officer and President

The merger agreement provides that, at the effective time, the chairman, chief executive officer and president of FIS as of immediately prior to the effective time, who we refer to as the FIS CEO, will continue to serve as the chief executive officer and president of FIS and will remain the chairman of the FIS board.

Worldpay CEO Continued Role

The merger agreement provides that, at the effective time, the executive chairman and chief executive officer of Worldpay as of immediately prior to the effective time, who we refer to as the Worldpay CEO, will become an executive of FIS and will serve as executive vice chairman of the FIS board for a period of no less than one year following the effective time.

FIS Board

Board of Directors

The merger agreement provides that, immediately following the effective time, the FIS board will be comprised of 12 directors, of which:

•	seven will be continuing FIS directors, one of whom will be the FIS CEO and the remaining six will be independent directors of FIS as of immediately prior to the effective time; and

•

five will be continuing Worldpay directors, one of whom will be the Worldpay CEO (for a period of no less than one year following the effective time), and the remaining four will be independent directors of Worldpay as of immediately prior to the effective time.

In this joint proxy statement/prospectus, continuing FIS directors refer to directors of FIS as of the effective time who are nominated to be directors of the combined company by FIS prior to the effective time.

In this joint proxy statement/prospectus, continuing Worldpay directors refer to directors of Worldpay as of the effective time who are nominated to be directors of the combined company by Worldpay prior to the effective time.

During the period beginning at the effective time and ending on the second anniversary of the closing date, in the event a Worldpay continuing director ceases to serve as a member of the FIS board, the non-departing Worldpay continuing directors shall propose two individuals to replace such departing director and the Corporate Governance and Nominating Committee of the FIS board shall reasonably consider in good faith to include such individuals in a slate of nominees to be presented to the FIS board to replace such departing director.

As of the date of this joint proxy statement/prospectus, other than as indicated above, the individuals who will serve on the FIS board at the effective time have not been determined.

Lead Independent Director and Committees of the FIS Board of Directors

Immediately following the effective time:

•	a continuing Worldpay director, other than the Worldpay CEO, will serve as the lead independent director of FIS; and

•	a continuing Worldpay director will be appointed to each standing committee of the FIS board.

Name and Corporate Brand; Headquarters

Upon the completion of the merger, the name of the combined company will be “Fidelity National Information Services, Inc.,” the corporate brand of the combined company will be “FIS” and the headquarters of the combined company will be in Jacksonville, Florida. Certain businesses of the combined company will continue to use the Worldpay brand.

Closing; Effective Time

The merger agreement provides that, unless another date is agreed to by FIS and Worldpay, the closing of the merger will take place on the second business day after the satisfaction or waiver of the latest to occur of the conditions to closing for completion of the merger contained in the merger agreement (other than such conditions that by their nature can only be satisfied at the closing, but subject to the satisfaction or permitted waiver of such conditions at the closing). The date on which the closing occurs is referred to in this joint proxy statement/prospectus as the closing date.

Subject to the satisfaction or waiver of the conditions to the closing described in “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page [●], including the approval of the Worldpay merger proposal by the requisite vote of Worldpay stockholders at the Worldpay special meeting and approval of the FIS share issuance proposal by the requisite vote of FIS shareholders at the FIS special meeting, FIS and Worldpay currently expect the merger to close during the second half of 2019. However, neither FIS nor Worldpay can predict the actual date on which the merger will be completed, or if the completion will occur at all, because completion is subject to conditions and factors outside the control of both companies. It is possible that factors outside the control of both companies could result in the merger being completed at a different time, or not at all.

On the closing date, FIS will cause to be filed a certificate of merger with respect to the merger, which we refer to as the certificate of merger, with the Secretary of State of the State of Delaware. The merger will be effective as of the date and time specified in the certificate of merger, which we refer to as the effective time.

Regulatory Approvals

General

FIS and Worldpay have agreed to use reasonable best efforts to take, or cause to be taken, all necessary actions, and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the transactions contemplated by the merger agreement as promptly as practicable following the date of the merger agreement. For a description of the parties’ obligations with respect to regulatory approvals related to the merger, see “The Merger Agreement—Regulatory Matters; Efforts to Complete the Merger” beginning on page [●].

Requisite Regulatory Approvals

The completion of the merger is subject to the receipt of the requisite regulatory approvals described below:

•

United States Antitrust and Non-U.S. Competition Laws. FIS and Worldpay are required to submit notifications to various competition authorities prior to completing the merger. Under the HSR Act, FIS and Worldpay must file notifications with the FTC and the Antitrust Division of the DOJ and observe a mandatory pre-merger waiting period (and any extensions thereof) before completing the merger. The initial filing under the HSR Act was submitted on March 28, 2019 to the FTC and DOJ. In addition, FIS and Worldpay are required or have agreed to obtain certain other authorizations, consents, orders, approvals, filings and declarations, or observe applicable waiting periods, under applicable antitrust or competition laws in certain non-U.S. jurisdictions, which include the European Union.

•

Non-U.S. Regulatory Approvals. Completion of the merger is subject to the receipt of certain additional required non-U.S. regulatory approvals, including those of the FCA and the Dutch Central Bank (De Nederlandsche Bank), required as a result of actual or deemed “changes in control” of certain regulated entities of the parties.

There can be no assurance that the antitrust regulators or other government agencies, including state attorneys general or private parties, will not initiate actions to challenge the merger before or after it is completed, and, if such an action or challenge is made, there can be no assurance as to its result. Any such action or challenge to the merger could result in an administrative or court order enjoining the merger or in restrictions or conditions that would have a material adverse effect on FIS after completion of the merger. Such restrictions and conditions could include requiring the divestiture or spin-off of certain businesses, assets or products, the licensing of intellectual property rights, and the imposition of limitations on the ability of FIS, as a condition to completion of the merger, to operate its business as it sees fit. Neither FIS nor Worldpay can provide assurance that any such conditions, terms, obligations or restrictions will not result in the delay or abandonment of the merger.

Ownership of the Combined Company After the Merger

As of the date of this joint proxy statement/prospectus, based on the estimated number of shares of common stock of FIS and Worldpay that will be outstanding immediately prior to the completion of the merger and the exchange ratio of 0.9287, FIS and Worldpay estimate that holders of shares of FIS common stock as of immediately prior to the completion of the merger will hold, in the aggregate, approximately 53% of the issued and outstanding shares of common stock of the combined company immediately following the completion of the merger, and holders of shares of Worldpay Class A common stock as of immediately prior to the completion of the merger will hold, in the aggregate, approximately 47% of the issued and outstanding shares of common stock of the combined company immediately following the completion of the merger.

Debt Financing

The merger is not subject to a financing condition.

As of December 31, 2018, FIS had total indebtedness of approximately $9.0 billion and Worldpay had total indebtedness of approximately $7.9 billion. Pursuant to the commitment letter, the Lenders committed to provide a 364-day senior unsecured bridge term loan facility in an aggregate principal amount of $9.5 billion, consisting of (i) a $2.0 billion tranche to backstop an amendment to FIS’ existing revolving credit facility to permit the borrowing of the specified revolving loans on a limited conditionality basis consistent with the conditions precedent to funding under the bridge facility (such tranche being referred to herein as the amendment tranche) and (ii) a $7.5 billion tranche, which we refer to as the capital markets tranche. The capital markets tranche of the bridge facility was established for the purpose of refinancing certain outstanding indebtedness of Worldpay and its subsidiaries on the closing date, financing a portion of the merger consideration, and paying fees and expenses related to the merger, the refinancing and the related transactions.

On March 29, 2019, FIS and certain financial institutions party to the existing revolving credit facility entered into an amendment to the existing revolving credit facility to, among other things, permit the borrowing of the specified revolving loans on a limited conditionality basis consistent with the conditions precedent to funding under the bridge facility and, in connection with the entry into such amendment, the commitments in respect of the amendment tranche of the bridge facility were automatically and permanently reduced to zero. The specified revolving loans may also be used to refinance certain outstanding indebtedness of Worldpay and its subsidiaries on the closing date, finance a portion of the merger consideration and pay fees and expenses related to the merger, the refinancing and the related transactions.

FIS intends to replace the capital markets tranche of the bridge facility prior to the closing of the merger with a portion of what we refer to as the permanent financing, which we currently expect to include debt securities, commercial paper and/or revolving credit borrowings. FIS currently intends to borrow approximately $11.1 billion of permanent financing, although the amount of the permanent financing could change.

In addition, depending on market conditions, FIS might choose to leave outstanding some or all of Worldpay’s existing notes, in an aggregate principal amount of approximately $1.7 billion, which would reduce the amount of permanent financing that FIS would seek to raise. In the event that new FIS unsecured notes are not issued and sold prior to the closing of the merger, then FIS intends to use the proceeds of the bridge facility, together with commercial paper and/or revolving credit borrowings, to pay the cash portion of the purchase price and fees and expenses and repay the outstanding Worldpay bank debt at closing, and leave the Worldpay notes outstanding. In such event, it would be FIS’ intention to refinance the bridge facility following the closing when new FIS notes can be issued.

On April 5, 2019, FIS and certain financial institutions party to the existing revolving credit facility entered into a second amendment to the existing revolving credit facility to permit FIS to exclude indebtedness issued or incurred for the purpose of financing any acquisition that utilizes at least $1,500,000,000 of debt financing from the calculation of the maximum leverage ratio permitted thereunder prior to the consummation of such acquisition or the termination of the acquisition agreement with respect thereto; provided that such acquisition financing includes provisions requiring its repayment if the acquisition is not completed.

Bridge Facility

Bridge Loans

Pursuant to the terms of the commitment letter, the proceeds of the loans under the bridge facility will be available upon the satisfaction of certain conditions precedent on the closing date and, if drawn, may also be used to refinance certain outstanding indebtedness of Worldpay and its subsidiaries on the closing date, finance a portion of the merger consideration and pay fees and expenses related to the merger, the refinancing and the related transactions. The bridge facility will mature on the day that is 364 days after the closing date.

Conditions Precedent

The obligation to fund loans under the bridge facility is subject to the satisfaction (or waiver) of certain conditions set forth in the commitment letter, including, among others, completion of the merger substantially concurrent with the funding of the bridge facility, the non-occurrence of a material adverse effect (as defined in the merger agreement) with respect to Worldpay, delivery of certain financial statements of FIS and Worldpay, the accuracy (subject to certain materiality qualifiers) of certain representations and warranties, the execution and delivery of definitive documentation and other customary conditions more fully set forth in the commitment letter.

Interest

To the extent drawn, borrowings under the bridge facility will bear interest, at FIS’ option, at either the adjusted LIBO rate or at an alternate base rate, plus, in each case, an applicable margin. The applicable margin will range initially from 0.00-0.625% with respect to alternate base rate borrowings, and 1.00-1.625% with respect to adjusted LIBO rate borrowings, based on the public ratings of FIS’ senior unsecured non-credit enhanced long-term indebtedness for borrowed money, and subject to increase by 0.25 percentage points every 90 days, beginning on the 90th day after the funding of the loans under the bridge facility.

Base Rate Option

The alternate base rate will be, for any day, a fluctuating rate per annum equal to the highest of (i) the rate last quoted by The Wall Street Journal as the “prime rate,” (ii) the federal funds effective rate plus 0.5% and (iii) the adjusted LIBO rate for a one month interest period on such date plus 1.0%.

Adjusted LIBO Rate Option

If the adjusted LIBO rate is selected, interest will be determined based on interest periods to be selected by FIS of one, two, three or six months. For each interest period, the adjusted LIBO rate will be a fluctuating rate per annum equal to the London Interbank Offered Rate for deposits with a term equivalent to such interest period in U.S. dollars adjusted for applicable reserve requirements.

Mandatory Prepayments and Commitment Reductions

The aggregate commitments under the bridge facility to provide loans thereunder shall be permanently reduced dollar-for-dollar prior to the funding of the bridge loans on the closing date (and, after the closing date, FIS will be required to prepay loans outstanding under the bridge facility) by an aggregate amount equal to:

•

100% of the net cash proceeds from any non-ordinary course asset sales or dispositions (including insurance, casualty and condemnation proceeds), subject to certain reinvestment rights and other exceptions more fully set forth in the commitment letter.

•

100% of the net cash proceeds received from any issuance or incurrence of debt for borrowed money (including any offering of debt securities contemplated as part of the permanent financing), subject to certain exceptions and limitations as more fully set forth in the commitment letter.

•

100% of the net cash proceeds received from any issuance of equity or equity-linked securities (in a public offering or private placement), subject to certain exceptions and limitations as more fully set forth in the commitment letter.

The aggregate commitments under the bridge facility shall also be permanently reduced dollar-for-dollar by an amount equal to the committed but unfunded amount of any bank term loan credit agreement entered into by FIS in connection with the merger and the transactions contemplated by the merger agreement, and subject to other exceptions and limitations as more fully set forth in the commitment letter.

Covenants and Events of Default

The commitment letter provides that the definitive agreement documenting the bridge facility, which we refer to as the bridge credit agreement (if executed and delivered), will contain affirmative and negative covenants substantially consistent with, and no more onerous or restrictive than, those set forth in the existing revolving credit facility, including affirmative and/or negative covenants related to the following subjects: delivery of financial statements, certificates, notices and other information; payment of obligations; preservation of existence; maintenance of properties and insurance; compliance with laws; books and records; inspection rights; limitations on mergers and consolidations; limitations on subsidiary indebtedness; limitations on dispositions; limitations on restricted payments; and limitations on use of proceeds.

In addition, the commitment letter provides that the bridge credit agreement (if executed and delivered) will include financial covenants requiring maintenance of a maximum ratio of consolidated total debt to consolidated EBITDA of 3.5 to 1.0 (subject to certain step-ups consistent with the existing revolving credit facility), and a minimum ratio of consolidated EBITDA to interest charges and other amounts of 3.0 to 1.0, each calculated in accordance with the existing revolving credit facility.

The commitment letter also provides that the bridge credit agreement (if executed and delivered) shall contain events of default substantially consistent with, and no more onerous or restrictive than, those set forth in the existing revolving credit facility, limited to: nonpayment of principal, and, subject to grace periods consistent with the existing revolving credit facility, interest, fees or other amounts; material inaccuracy of representations and warranties; violation of covenants (subject to a grace period of 30 days in the case of certain covenants consistent with the existing revolving credit facility); cross-default to other indebtedness in excess of $300 million; bankruptcy and insolvency events; material monetary judgments; invalidity of the bridge credit agreement; change of control; and certain ERISA events.

Amendments to Existing Revolving Credit Facility

On March 29, 2019, FIS and certain financial institutions party to the existing revolving credit facility entered into an amendment to the existing revolving credit facility to, among other things, permit the borrowing of the specified revolving loans on a limited conditionality basis consistent with the conditions precedent to funding under the bridge facility and, in connection with the entry into such amendment, the commitments in respect of the amendment tranche of the bridge facility were automatically and permanently reduced to zero. The specified revolving loans may also be used to refinance certain outstanding indebtedness of Worldpay and its subsidiaries on the closing date, finance a portion of the merger consideration and pay fees and expenses related to the merger, the refinancing and the related transactions. A copy of the amendment to the existing revolving credit facility was filed as an exhibit to the Current Report on Form 8-K filed by FIS on April 11, 2019.

On April 5, 2019, FIS and certain financial institutions party to the existing revolving credit facility entered into a second amendment to the existing revolving credit facility to permit FIS to exclude indebtedness issued or incurred for the purpose of financing any acquisition that utilizes at least $1,500,000,000 of debt financing from the calculation of the maximum leverage ratio permitted thereunder prior to the consummation of such acquisition or the termination of the acquisition agreement with respect thereto; provided that such acquisition financing includes provisions requiring its repayment if the acquisition is not completed. A copy of the amendment to the existing revolving credit facility was filed as an exhibit to the Current Report on Form 8-K filed by FIS on April 11, 2019.

Material U.S. Federal Income Tax Consequences of the Merger

The following summary describes the anticipated material U.S. federal income tax consequences of the merger to U.S. holders and non-U.S. holders (each as defined below) of Worldpay Class A common stock that exchange their shares of Worldpay Class A common stock for shares of FIS common stock and cash in the merger. The following summary is based upon the Code, its legislative history, existing and proposed regulations thereunder and published rulings and decisions, all as currently in effect as of the date hereof, and all of which are subject to change, possibly with retroactive effect. Any such change could affect the accuracy of the statements and conclusions set forth in this discussion. Tax considerations under state, local and foreign laws, or federal laws other than those pertaining to income tax, or federal laws applicable to alternative minimum taxes or the Medicare tax on net investment income, are not addressed in this joint proxy statement/prospectus.

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of Worldpay Class A common stock which is:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any of its political subdivisions;

•

a trust that (i) is subject to the supervision of a court within the United States and the control of one or more U.S. persons or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or

•	an estate that is subject to U.S. federal income taxation on its income regardless of its source.

A “non-U.S. holder” means a beneficial owner of Worldpay Class A common stock that is neither a U.S. holder nor a partnership for U.S. federal income tax purposes.

This discussion is a summary and does not purport to be a comprehensive analysis or description of all potential U.S. federal income tax consequences of the merger. This discussion addresses only those holders of Worldpay Class A common stock that hold their Worldpay Class A common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment) and does not address all the U.S. federal income tax consequences that may be relevant to particular holders of Worldpay Class A common stock in light of their individual circumstances or to holders of Worldpay Class A common stock that are subject to special rules, such as, for example:

•	financial institutions;

•	pass-through entities (or other entities or arrangements classified as pass-through entities for U.S. federal income tax purposes) or investors in pass-through entities;

•	insurance companies;

•	mutual funds;

•	controlled foreign corporations;

•	passive foreign investment companies;

•	tax-exempt organizations or governmental organizations;

•	dealers or brokers in securities or currencies;

•	persons that hold Worldpay Class A common stock that are liable for the alternative minimum tax;

•	persons that immediately before the merger actually or constructively owned at least 5% of Worldpay Class A common stock (by vote or value);

•	traders in securities that elect to use a mark-to-market method of accounting;

•	persons that hold Worldpay Class A common stock as part of a straddle, hedge, constructive sale or conversion transaction;

•	regulated investment companies;

•	real estate investment trusts;

•	persons whose “functional currency” is not the U.S. dollar;

•

persons required to accelerate the recognition of any item of gross income with respect to Worldpay Class A common stock as a result of such income being recognized on an applicable financial statement;

•	persons who are not citizens or residents of the United States or who are U.S. expatriates and former citizens or long-term residents of the United States; and

•	holders who acquired their shares of Worldpay Class A common stock through the exercise of an employee stock option or otherwise as compensation.

If a partnership or other entity or arrangement classified as a partnership for U.S. federal income tax purposes holds Worldpay Class A common stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partnerships and partners in such a partnership should consult their tax advisors about the tax consequences of the merger to them.

No rulings will be sought by FIS or Worldpay from the IRS, with respect to the merger, and there can be no assurance that the IRS or a court will not take a contrary position regarding the tax consequences described in this joint proxy statement/prospectus. The actual tax consequences of the merger to you may be complex and will depend on your specific situation and on factors that are not within FIS’ or Worldpay’s control. You should consult with your own tax advisor as to the tax consequences of the merger in your particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local or foreign and other tax laws and of changes in those laws.

Tax Consequences of the Merger Generally

The merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Worldpay has requested that Skadden render its opinion to Worldpay, dated the closing date of the merger, to the effect that, based on certain facts, representations, covenants, and assumptions, the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. Whether such opinion can be given will depend on, among other factors, the fair market value of the FIS common stock as of the closing date of the merger. Moreover, if such opinion is rendered, there can be no assurance that the IRS will agree with the conclusions expressed therein. However, the completion of the merger is not conditioned on the merger qualifying as a reorganization within the meaning of Section 368(a) of the Code or upon the receipt of an opinion of counsel to that effect, and whether or not the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code depends on facts that will not be known until the merger is completed.

In the event that Skadden is unable to deliver an opinion that the merger will qualify as a reorganization under Section 368(a) of the Code, Worldpay and FIS will each use its reasonable best efforts to employ an alternative structure that would qualify as a reorganization within the meaning of Section 368(a) of the Code. The tax consequences of any alternative structure to holders of Worldpay Class A common stock would be the same as described below, if the merger qualified as a reorganization. Worldpay’s and FIS’ obligations to employ any alternative structure (A) shall not (1) without the consent of Worldpay and FIS, alter or change the amount, nature or mix of the merger consideration or (2) impose any material incremental economic costs on FIS or Worldpay or reduce the anticipated benefits to FIS or Worldpay of the merger or the other transactions contemplated hereby in any material respect and (B) shall be capable of consummation by the termination date.

As discussed above, neither Worldpay nor FIS intends to request any ruling from the IRS as to the U.S. federal income tax consequences of the merger, and there is no guarantee that the IRS or a court will treat the merger as a reorganization within the meaning of Section 368(a) of the Code.

Tax Consequences of the Merger to U.S. Holders if the Merger Qualifies as a Reorganization

Provided that the merger qualifies as a reorganization under Section 368(a) of the Code, the material U.S. federal income tax consequences to U.S. holders will be as follows:

•

a U.S. holder of Worldpay Class A common stock will recognize gain (but not loss) in an amount equal to the lesser of (1) the amount by which the sum of the fair market value of the FIS common stock and cash received by a holder of Worldpay Class A common stock exceeds such holder’s tax basis in the holder’s Worldpay Class A common stock, and (2) the amount of cash received by such holder of Worldpay Class A common stock (in each case excluding any cash received instead of fractional share interests in FIS common stock, which will be treated as discussed below);

•

the aggregate tax basis of the FIS common stock received in the merger (including any fractional share interests in FIS common stock deemed received and exchanged for cash, as described below) will be the same as the aggregate tax basis of the Worldpay Class A common stock exchanged for the FIS common stock, decreased by the amount of cash received in the merger (excluding any cash received instead of fractional share interests in FIS common stock), and increased by the amount of gain recognized on the exchange (regardless of whether such gain is classified as capital gain or dividend income, as discussed below), excluding any gain recognized with respect to fractional share interests in FIS common stock for which cash is received, as discussed below; and

•

the holding period of FIS common stock received in exchange for shares of Worldpay Class A common stock (including any fractional share interests in FIS common stock deemed received and exchanged for cash, as discussed below) will include the holding period of the Worldpay Class A common stock exchanged for the FIS common stock.

If a U.S. holder of Worldpay Class A common stock acquired different blocks of Worldpay Class A common stock at different times or at different prices, such U.S. holder’s holding period and basis will be determined separately with respect to each block of Worldpay Class A common stock.

If the merger qualifies as a reorganization, a U.S. holder of Worldpay Class A common stock who receives cash instead of a fractional share of FIS common stock will be treated as having received the fractional share pursuant to the merger and then as having exchanged that fractional share with FIS for cash. The character of any gain recognized by any such holder will depend on whether the receipt of cash in lieu of a fractional share of FIS common stock has the effect of a dividend distribution to such holder or is treated as a sale or exchange. If the receipt of cash in lieu of a fractional share of FIS common stock is treated as a sale or exchange, a U.S. holder of Worldpay Class A common stock will generally recognize gain or loss equal to the difference between the amount of cash received and the basis in such holder’s fractional share interest. The gain or loss recognized by a holder described in this paragraph will generally be capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the merger, the holder’s holding period for the relevant shares is greater than one year. For U.S. holders of shares that are non-corporate holders, long-term capital gains generally will be taxed at a U.S. federal income tax rate that is lower than the rate for ordinary income or for short term capital gains. The deductibility of capital losses is subject to limitations.

As discussed below, Section 302 of the Code provides guidance as to whether the receipt of cash in lieu of fractional shares has the effect of a distribution. For purposes of determining whether the tests of Section 302 are satisfied, a holder is deemed to own constructively FIS common stock that is actually owned, and in some cases constructively owned, by certain related individuals and entities or that may be acquired by such U.S. holder or related individuals or entities by option.

If the receipt of cash in lieu of a fractional share of FIS common stock has the effect of a distribution, the receipt of such cash will generally be treated as a dividend to the extent of such holder’s ratable share of the undistributed earnings and profits of FIS. Holders should consult their tax advisors regarding the character of any gain recognized as a result of the receipt of cash in lieu of fractional shares of FIS common stock.

Tax Consequences of the Merger to U.S. Holders if the Merger Does Not Qualifies as a Reorganization

If the merger fails to qualify as a reorganization within the meaning of Section 368(a) of the Code and an alternative structure that would qualify as a reorganization within the meaning of Section 368(a) of the Code is not undertaken, a U.S. holder of Worldpay Class A common stock generally would recognize gain or loss in an amount equal to the difference between (1) the fair market value of the shares of FIS common stock and the amount of cash received in the merger (including cash received in lieu of fractional shares of FIS common stock) and (2) the holder’s basis in the Worldpay Class A common stock surrendered. Gain or loss must be calculated separately for each block of Worldpay Class A common stock exchanged by such U.S. holder if such blocks were acquired at different times or for different prices. Any gain or loss recognized generally would be long-term capital gain or loss if the U.S. holder’s holding period in a particular block of Worldpay Class A common stock exceeds one year at the first effective time of the merger. Long-term capital gain of non-corporate U.S. holders (including individuals) currently is eligible for preferential U.S. federal income tax rates. The deductibility of capital losses is subject to limitations. A U.S. holder’s holding period in shares of FIS common stock received in the merger would begin on the day following the merger.

Notwithstanding the above, in the event the merger fails to qualify as a reorganization, in certain circumstances, the receipt of the cash consideration by U.S. holders of Worldpay Class A common stock that also actually or constructively own FIS common stock may be subject to Section 304 of the Code if holders who own (including by attribution) 50% or more of the Worldpay Class A common stock before the merger own (including by attribution), immediately after the merger, 50% or more of the FIS common stock. If Section 304 of the Code applies to the cash consideration received in the merger, to the extent a U.S. holder would otherwise be treated for U.S. federal income tax purposes as selling Worldpay Class A common stock to FIS for cash, such holder will instead be treated as receiving the cash consideration in deemed redemption of shares of FIS common stock deemed issued to such holder. If such deemed redemption is treated as having the effect of a distribution of a dividend under the tests set forth in Section 302 of the Code then a U.S. holder generally would recognize dividend income up to the amount of the cash received. In the event of such treatment, non-corporate U.S. holders may be eligible for a reduced rate of taxation on any such deemed dividend arising under Section 304 of the Code, subject to exceptions for short-term and hedged positions, while corporate U.S. holders may be treated as receiving an “extraordinary dividend” within the meaning of Section 1059 of the Code. It is not certain whether Section 304 of the Code will apply to the merger, because it is not certain whether shareholders who own (including by attribution) 50% or more of the Worldpay Class A common stock before the merger will own (including by attribution) 50% or more of the FIS common stock immediately after the merger. Further, it may not be possible to establish with certainty following the closing whether or not Section 304 of the Code applied to the merger because the ownership information necessary to make such determination may not be available. In addition, if Section 304 of the Code applies to the merger, because the possibility of dividend treatment depends upon each holder’s particular circumstances, U.S. holders of Worldpay Class A common stock that also actually or constructively own FIS common stock should consult their tax advisors regarding the application of the foregoing rules to their particular circumstances, and any actions that may be taken to mitigate the potential application of such rules.

Tax Consequences of the Merger to non-U.S. Holders if the Merger Qualifies as a Reorganization or if Section 304 Does not Apply to the Merger

In general, if either the merger qualifies as a reorganization or if the merger does not qualify as a reorganization but Section 304 does not apply to the merger, the U.S. federal income tax consequences of the merger to non-U.S. holders will be the same as those described above for U.S. holders, except as described below. A non-U.S. holder generally will not be subject to U.S. federal income tax on any gain recognized on the receipt of the merger consideration in exchange for shares of Worldpay Class A common stock pursuant to the merger, unless:

•

such gain is “effectively connected” with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to the non-U.S. holder’s permanent establishment in the United States); or

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the exchange and certain other conditions are met.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis, at generally applicable U.S. federal income tax rates. Any gain described in the first bullet point above of a non-U.S. holder that is a corporation may also be subject to an additional “branch profits tax” at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty). A non-U.S. holder described in the second bullet point immediately above will be subject to tax at a flat rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on any gain recognized, which may be offset by U.S.-source capital losses recognized in the same taxable year.

With respect to cash received in lieu of a fractional share of FIS common stock, any amount treated under the rules of Section 302 as a dividend paid to a non-U.S. holder generally would be subject to U.S. withholding tax at a rate of 30%, or such lower rate as may be specified by an applicable income tax treaty, unless such dividend is effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment of the non-U.S. holder in the United States). Non-U.S. holders should consult their tax advisors regarding the potential application of Section 302 to the receipt of cash in lieu of fractional shares.

Tax Consequences of the Merger to non-U.S. Holders if the Merger Does Not Qualify as a Reorganization and Section 304 Applies to the Merger

As discussed above under “—Tax Consequences of the Merger to U.S. Holders if the Merger Does Not Qualifies as a Reorganization” if the merger does not qualify as a reorganization and if Section 304 of the Code applies to the merger, the cash consideration received in the merger (including cash received in lieu of fractional shares) would be treated as having been received in a deemed redemption of shares of FIS common stock deemed issued. Such deemed redemption generally would be treated as having the effect of a distribution of a dividend if the receipt of the cash consideration by a holder is not “substantially disproportionate” with respect to such holder or is “essentially equivalent to a dividend” under the tests set forth in Section 302 of the Code. The IRS has indicated in a revenue ruling that a minority shareholder in a publicly-traded corporation will experience a “meaningful reduction” in the holder’s percentage ownership, and as a result a redemption will not be “essentially equivalent to a dividend,” if the shareholder (i) has a minimal percentage stock interest, (ii) exercises no control over corporate affairs, and (iii) experiences any reduction in its percentage stock interest. In applying the above tests, a holder may, under constructive ownership rules, be deemed to own stock that is owned by other persons or stock underlying a holder’s option to purchase stock, in addition to the stock actually owned by the holder. Non-U.S. holders of Worldpay Class A common stock should consult their tax advisors regarding the application of the foregoing rules to their particular circumstances, and any actions that may be taken to mitigate the potential application of such rules.

Any amount treated under these rules as a dividend paid to a non-U.S. holder generally would be subject to U.S. withholding tax at a rate of 30%, or such lower rate as may be specified by an applicable income tax treaty, unless such dividend is effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment of the non-U.S. holder in the United States). If the merger does not qualify as a reorganization, because it may not be certain at the time of closing whether Section 304 of the Code applies to the merger, and because the application of Section 304 of the Code depends on a non-U.S. holder’s particular circumstances, withholding agents may not be able to determine whether (or to what extent) a non-U.S. holder is treated as receiving a dividend for U.S. federal income tax purposes. Therefore, withholding agents may withhold tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on the gross amount of any cash merger consideration paid to a non-U.S. holder, unless (i) the withholding agent has established special procedures allowing non-U.S. holders to certify that they are exempt from such withholding tax and (ii) such non-U.S. holders are able to certify that they meet the requirements of such exemption (e.g., because such non-U.S. holders are not treated as receiving a dividend under the Section 302 tests described above). However, there can be no assurance that any withholding agent will establish such special certification procedures. If a withholding agent withholds excess amounts from the cash consideration payable to a non-U.S. holder, such non-U.S. holder may obtain a refund of any such excess amounts by timely filing an appropriate claim with the IRS.

Information Reporting

Payments of cash (including cash received in lieu of a fractional share) pursuant to the merger may, under certain circumstances, be subject to information reporting and backup withholding unless the holder provides proof of an applicable exemption. Any amounts withheld from payments to a U.S. holder of shares of Worldpay Class A common stock under the backup withholding rules are not additional tax and generally will be allowed as a refund or credit against such holder’s federal income tax liability; provided that such holder timely furnishes the required information to the IRS.

Holders of Worldpay Class A common stock should consult their tax advisors with respect to the application of U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the U.S. federal estate, gift or other non-income tax rules, or under the laws of any state, local, foreign or other taxing jurisdiction or under any applicable tax treaty.

Accounting Treatment of the Merger

The merger will be accounted for using the acquisition method of accounting with FIS as the acquirer of Worldpay. FIS will record assets acquired, including identifiable intangible assets, and liabilities assumed from Worldpay at their respective fair values at the effective time of the merger. Any excess of the purchase price (as described under Note 3 under “Unaudited Pro Forma Condensed Combined Financial Statements—Notes to the Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page [●]) over the net fair value of such assets and liabilities will be recorded as goodwill.

The financial condition and results of operations of FIS following the merger and the transactions contemplated by the merger agreement will include the results of operations of Worldpay after completion of the merger but will not be restated retroactively to reflect the historical financial condition or results of operations of Worldpay. The earnings of FIS after completion of the merger will reflect acquisition accounting adjustments, including the effect of changes in the carrying value of Worldpay’s assets and liabilities on FIS’ depreciation expense, amortization expense and interest expense. Indefinite-lived intangible assets and goodwill will not be amortized but will be tested for impairment at least annually, and all tangible and intangible assets including goodwill will be tested for impairment when certain indicators are present.

Exchange of Shares

Prior to the effective time, FIS will designate an exchange agent reasonably acceptable to Worldpay to handle the exchange of shares of Worldpay Class A common stock for FIS common stock. Each share of Worldpay Class A common stock (other than the excluded shares) will be converted into the right to receive, without interest and subject to any applicable withholding taxes, 0.9287 shares of FIS common stock, together with cash in lieu of fractional shares, if any, and $11.00 in cash, in accordance with the merger agreement.

After the effective time, shares of Worldpay Class A common stock will automatically be cancelled and will cease to exist and each certificate that previously represented shares of Worldpay Class A common stock will represent only the right to receive (i) FIS common stock and cash in lieu of fractional shares, if any, (ii) $11.00 in cash without interest thereon and (iii) any dividend or distributions that the holder thereof has the right to receive pursuant to the merger agreement. The conversion of Worldpay Class A common stock into the right to receive the merger consideration will occur automatically at the effective time.

After the completion of the merger, shares of Worldpay Class A common stock represented by stock certificates (including any shares held in book-entry form) will be exchanged for evidence of shares in book-entry form of FIS common stock, and cash will be paid in lieu of fractional shares, if any, in accordance with the merger agreement. At the effective time, all shares of (i) Worldpay Class A common stock that are owned by Worldpay, FIS or any of their indirect or direct subsidiaries and (ii) Worldpay Class B common stock issued and outstanding prior to the effective time, to the extent not previously cancelled, will automatically be cancelled and will cease to exist and neither merger consideration nor any other consideration will be delivered in exchange therefor.

More information can be found in “The Merger Agreement—Exchange of Shares—Exchange Procedures” beginning on page [●].

NYSE Listing of Shares of FIS common stock

Under the terms of the merger agreement, FIS is required to cause shares of FIS common stock to be issued in the merger to be authorized for listing on NYSE prior to the effective time. Accordingly, application will be made to have the shares of FIS common stock to be issued in the merger authorized for listing on NYSE, where shares of FIS common stock are currently traded under the symbol “FIS.”

Delisting and Deregistration of Worldpay Class A Common Stock

If the merger is completed, there will no longer be any publicly held shares of Worldpay Class A common stock. Accordingly, Worldpay Class A common stock (i) will no longer be listed on the NYSE and will be deregistered under the Exchange Act and (ii) to the extent not delisted prior to completion of the merger, will no longer be listed on the Standard Segment of the Official List of the FCA and the admission to trading of Worldpay’s Class A common stock on the main market of the LSE will be cancelled. Under the terms of the merger agreement, Worldpay is required to cooperate with FIS and use its reasonable best efforts to enable (i) the delisting of Worldpay Class A common stock from the NYSE and the deregistration of Worldpay Class A common stock under the Exchange Act effective as of immediately following the effective date and (ii) the delisting of Worldpay Class A common stock on the Standard Segment of the Official List of the FCA and the cancellation of the admission to trading of Worldpay’s Class A Common Stock on the main market of the LSE effective prior to, but no later than, the effective date. Worldpay, on April 10, 2019, applied for the cancellation of the listing of its Class A common stock on the standard listing of the Official List of the FCA and of trading on the Main Market of the LSE, which we refer to as the Worldpay LSE delisting application. The delisting from the LSE is expected to take effect at or around 8:00 am (BST) on May 20, 2019.

Appraisal Rights

Under Georgia law, FIS shareholders are not entitled to dissenters’ or appraisal rights in connection with the issuance of shares of FIS common stock in the merger.

For purposes of the merger, each holder of record Worldpay Class A common stock is entitled to appraisal rights under Delaware law in connection with the merger. Pursuant to Section 262 of the DGCL, a holder of record of

Worldpay Class A common stock who does not vote for the adoption and approval of the merger agreement and who otherwise follows the procedures set forth in Section 262 of the DGCL has the right to seek appraisal of his, her or its shares of Worldpay Class A common stock, subject to certain limitations of the DGCL, and to receive payment in cash of the judicially determined fair value of his, her or its shares of Worldpay Class A common stock, exclusive of any element of value arising from the accomplishment or expectation of the merger, as determined by the Delaware Court of Chancery, together with interest, if any, to be paid upon the amount judicially determined to be the fair value of such shares of Worldpay Class A common stock. These rights are known as appraisal rights. The “fair value” of such shares of Worldpay Class A common stock as determined by the Delaware Court of Chancery may be more or less than, or the same as, the merger consideration that a holder of record of Worldpay Class A common stock is otherwise entitled to receive for the same number of shares of Worldpay Class A common stock under the terms of the merger agreement. Strict compliance with the statutory procedures in Section 262 of the DGCL is required. A holder of record of Worldpay Class A common stock who wishes to exercise appraisal rights, or preserve the ability to do so, must not vote for the Worldpay merger proposal, or deliver a signed proxy without indicating a decision on the Worldpay merger proposal. Any signed proxy returned without indicating a decision on the Worldpay merger proposal will be considered as a vote “FOR” the Worldpay merger proposal.

A holder of record of Worldpay Class A common stock intending to exercise his, her or its appraisal rights should carefully review Annex E to this joint proxy statement/prospectus in its entirety. Failure to follow precisely any of the statutory procedures set forth in Section 262 of the DGCL may result in loss of appraisal rights.

The DGCL requirements for exercising appraisal rights are described in further detail in “Appraisal Rights” beginning on page [●], and the relevant section of the DGCL regarding appraisal rights is reproduced and attached as Annex E to this joint proxy statement/prospectus. A holder of record of Worldpay Class A common stock intending to exercise his, her or its appraisal rights should carefully review Annex E to this joint proxy statement/prospectus in its entirety. Failure to follow precisely any of the statutory procedures set forth in Section 262 of the DGCL may result in loss of appraisal rights.

U.S. Federal Securities Law Consequences

Shares of FIS common stock issued in the merger will not be subject to any restrictions on transfer arising under the Securities Act or the Exchange Act, except for shares of FIS common stock issued to any Worldpay stockholder who may be deemed an “affiliate” of FIS after the completion of the merger. This joint proxy statement/prospectus does not cover resales of FIS common stock received by any person upon the completion of the merger, and no person is authorized to make any use of this joint proxy statement/prospectus in connection with any resale of FIS common stock.

THE MERGER AGREEMENT

The following section summarizes material provisions of the merger agreement, which is included in this joint proxy statement/prospectus as Annex A and is incorporated by reference herein in its entirety. The summary of the material provisions of the merger agreement below and elsewhere in this joint proxy statement/prospectus is qualified in its entirety by reference to the merger agreement. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. The rights and obligations of FIS and Worldpay are governed by the merger agreement and not by this summary or any other information contained in or incorporated by reference herein. You are urged to read the merger agreement carefully and in its entirety, as well as this joint proxy statement/prospectus and the information incorporated by reference herein, before making any decisions regarding the merger agreement and the transactions contemplated thereby. See “Where You Can Find More Information” beginning on page [●].

Explanatory Note Regarding the Merger Agreement

The merger agreement is included to provide you with information regarding its terms. The merger agreement contains representations and warranties by Worldpay, on the one hand, and by FIS and Merger Sub, on the other hand, which were made solely for the benefit of the other parties for purposes of the merger agreement. The representations, warranties and covenants made in the merger agreement by Worldpay, FIS and Merger Sub were qualified and subject to important limitations agreed to by Worldpay, FIS and Merger Sub in connection with negotiating the terms of the merger agreement. In particular, in your review of the representations and warranties contained in the merger agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated, among other reasons, with the purpose of establishing circumstances in which a party to the merger agreement may have the right not to complete the merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise and allocating risk between the parties to the merger agreement, rather than establishing matters as facts. The representations and warranties also may be subject to a contractual standard of materiality different from that generally applicable to shareholders and reports and documents filed with the SEC and were qualified by the matters contained in the confidential disclosure schedules that Worldpay and FIS each delivered in connection with the merger agreement and certain documents filed with the SEC. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this joint proxy statement/prospectus, may have changed since the date of the merger agreement. Accordingly, the representations and warranties and other provisions of the merger agreement should not be read alone, but instead should be read together with the information provided elsewhere in this joint proxy statement/prospectus and in the documents incorporated by reference herein. See “Where You Can Find More Information” beginning on page [●].

Structure of the Merger

The merger agreement provides for the merger of Merger Sub, a Delaware corporation and a direct, wholly owned subsidiary of FIS, with and into Worldpay. As a result of the merger, the separate corporate existence of Merger Sub will cease and Worldpay will continue its existence under the laws of the State of Delaware as the surviving corporation and a direct, wholly owned subsidiary of FIS.

Closing; Effective Time

The closing of the merger will take place on a day that is two business days after the satisfaction or waiver of the latest to occur of the conditions for completion of the merger contained in the merger agreement (other than such conditions that by their nature can only be satisfied at the closing, but subject to the satisfaction or waiver of such conditions), unless another date is agreed to in writing by FIS and Worldpay. The date on which the closing occurs is referred to in this joint proxy statement/prospectus as the closing date.

On the closing date, FIS will cause to be filed a certificate of merger with respect to the merger, which we refer to as the certificate of merger, with the Secretary of State of the State of Delaware. The merger will be effective as of the date and time specified in the certificate of merger, which we refer to as the effective time.

Merger Consideration

At the effective time, by virtue of the merger and without any action on the part of the parties or any holder of any capital stock of Worldpay, each share of Worldpay Class A common stock issued and outstanding immediately prior to the effective time (other than the excluded shares) will be converted into the right to receive, without interest and subject to any applicable withholding taxes, 0.9287 shares of FIS common stock, together with cash in lieu of fractional shares, if any, and $11.00 in cash. Excluded shares, for the purpose of the merger agreement, refers to shares of Worldpay Class A common stock with respect to which appraisal rights have been properly exercised, Worldpay Class B common stock, shares of Worldpay Class A common stock held by Worldpay as treasury stock, Worldpay restricted shares and any shares of Worldpay Class A common stock owned by FIS, Worldpay or any subsidiary of FIS or Worldpay. Excluded shares, for the purpose of the merger agreement, does not refer to shares held in Worldpay employee benefit plans or on behalf of third parties.

The exchange ratio is fixed, which means that it will not change between now and the closing date, regardless of whether the market price of either FIS common stock or Worldpay Class A common stock changes. Therefore, the value of the merger consideration will depend in part on the market price of FIS common stock at the effective time. The market price of FIS common stock has fluctuated since the date of the announcement of the merger agreement and will continue to fluctuate from the date of this joint proxy statement/prospectus to the date of the Worldpay special meeting, the date of the FIS special meeting, the date the merger is completed and thereafter. The market price of FIS common stock, when received by Worldpay stockholders after the merger is completed, could be greater than, less than or the same as the market price of FIS common stock on the date of this joint proxy statement/prospectus or the date of the Worldpay special meeting. Accordingly, you should obtain current stock price quotations for FIS common stock and Worldpay Class A common stock before deciding how to vote with respect to or whether you vote on, or abstain from voting on, any of the proposals described in this joint proxy statement/prospectus. FIS common stock is traded on the NYSE under the symbol “FIS” and Worldpay Class A common stock is traded on the NYSE under the symbol “WP” and on the LSE under the symbol “WPY.” Worldpay, on April 10, 2019, filed the Worldpay LSE delisting application. The delisting from the LSE is expected to take effect at or around 8:00 am (BST) on May  20, 2019.

Treatment of Fractional Shares

No fractional shares of FIS common stock will be issued upon the conversion of shares of Worldpay Class A common stock pursuant to the merger agreement. In lieu of the issuance of any such fractional share, FIS will pay to each former stockholder of Worldpay who otherwise would be entitled to receive such fractional share an amount in cash (rounded to the nearest cent) determined by multiplying (i) the volume-weighted average price per share of FIS common stock on the NYSE as such daily volume-weighted average price per share is reported by Bloomberg L.P. (or, if such information is no longer reported by Bloomberg L.P., as reported by a comparable internationally recognized source mutually determined by FIS and Worldpay) calculated for the five consecutive trading days immediately preceding (but not including) the closing date by (ii) the fraction of a share (with the result rounded to the nearest thousandth when expressed in decimal form) of FIS common stock which such holder would otherwise be entitled to receive pursuant to the merger agreement.

Treatment of Worldpay Equity Awards

Worldpay directors, executive officers and other employees hold various types of compensatory equity awards relating to Worldpay Class A common stock. The merger agreement provides for the treatment at the effective time described below with respect to these awards.

Stock Options. Each option to acquire Worldpay Class A common stock that is outstanding immediately prior to the effective time (each, a “Worldpay Option”) will be converted into an option to acquire a number of shares of FIS common stock (rounded down to the nearest whole share) equal to the product of (i) the number of shares of Worldpay Class A common stock subject to the option immediately prior to the effective time and (ii) the Equity Award Exchange Ratio (which is described below) (each, a “Converted Option”), with an exercise price per share of FIS common stock (rounded up to the nearest whole cent) equal to (a) the per share exercise price of Worldpay Class A common stock that applies to the Worldpay Option immediately prior to the effective time, divided by (b) the Equity Award Exchange Ratio. The terms and conditions of each Converted Option that apply following the effective time, including with respect to the vesting, forfeiture and exercisability of the Converted Option, will be the same as those that applied to the corresponding Worldpay Option as in effect immediately prior to the effective time (including any accelerated vesting upon a qualifying termination of employment in accordance with the terms of the Worldpay Option award).

Time Vesting Restricted Shares. Each time vesting restricted share of Worldpay Class A common stock that is outstanding immediately prior to the effective time (each, a “Worldpay Restricted Share”) will be converted at the effective time into a restricted share award consisting of a number of shares of FIS common stock equal to the product of (i) the number of shares of Worldpay Class A common stock subject to the restricted share award immediately prior to the effective time and (ii) the Equity Award Exchange Ratio (rounded up to the nearest whole share) (each, a “Converted Restricted Share”). The terms and conditions of each Converted Restricted Share that apply following the effective time, including with respect to the vesting and forfeiture of the Converted Restricted Share, will be the same as those that applied to the corresponding Worldpay Restricted Share as in effect immediately prior to the effective time (including any accelerated vesting upon a qualifying termination of employment in accordance with the terms of the Worldpay Restricted Share award).

Time Vesting Restricted Stock Units; Deferred Stock Units. Each time vesting restricted stock unit award that is outstanding immediately prior to the effective time and each deferred stock unit award relating to shares of Worldpay Class A common stock that is outstanding immediately prior to the effective time (each, a “Worldpay Stock Unit”) will be converted at the effective time into a restricted stock unit award or a deferred stock unit award, as applicable, relating to a number of shares of FIS common stock equal to the product of (i) the number of shares of Worldpay Class A common stock subject to the Worldpay Stock Unit immediately prior to the effective time and (ii) the Equity Award Exchange Ratio (rounded up to the nearest whole share) (each, a “Converted Stock Unit”). The terms and conditions of each Converted Stock Unit that apply following the effective time, including with respect to vesting and forfeiture, will be the same as those that applied to the corresponding Worldpay Stock Unit as in effect immediately prior to the effective time (including any accelerated vesting upon a qualifying termination of employment or separation from service in accordance with the terms of the Worldpay Stock Unit).

Performance Vesting Stock Units; Performance Vesting Restricted Shares. Each performance stock unit award relating to shares of Worldpay Class A common stock that is outstanding immediately prior to the effective time and each restricted share of Worldpay Class A common stock that vests based upon attainment of performance goals and is outstanding immediately prior to the effective time (each, a “Worldpay Performance Award”) will be converted at the effective time into a time vesting award relating to a number of shares of FIS common stock equal to the product of (i) the number of shares of Worldpay Class A common stock subject to the Worldpay Performance Award immediately prior to the effective time, determined as described below, and (ii) the Equity Award Exchange Ratio (rounded up to the nearest whole share) (each, a “Converted Performance Award”). For purposes of determining the number of shares of Worldpay Class A common stock subject to each Worldpay Performance Award immediately prior to the effective time, the relevant performance goals will be deemed to be achieved at the following levels of performance: (1) 300% of the target level for each Worldpay Performance Award denominated as a “Performance Share Unit Acquisition Award,” (2) 200% of the target level for each other Worldpay Performance Award with a performance period beginning in 2017 or 2018, (3) 133% of the target level for each Worldpay Performance Award with a performance period beginning in 2019 and (4) 100% of the target level for each Performance Award granted prior to the date of the merger agreement with a performance period beginning in 2020, but in no event will the applicable level of achievement exceed the maximum level of performance that applies to any particular Worldpay Performance Award. The terms and conditions of each Converted Performance Award that apply following the effective time will be the same as those that applied to the corresponding Worldpay Performance Award as in effect immediately prior to the effective time, except that the Converted Performance Award will cliff vest based on the holder’s continued service to FIS through the scheduled completion date of the applicable performance period or such other date(s) as provided under the applicable award agreement governing the corresponding Worldpay Performance Award (subject to any accelerated vesting in accordance with the terms of the Worldpay Performance Award) without any ongoing performance vesting conditions.

Equity Award Exchange Ratio. For purposes of the conversion of Worldpay equity awards into equity awards relating to FIS common stock at the effective time as described above, the “Equity Award Exchange Ratio” is equal to the sum, rounded to the nearest one hundredth, of (x) the Exchange Ratio, plus (y) the quotient of (1) the cash consideration payable in the transaction, divided by (2) the volume-weighted average price per share of FIS Common Stock on the New York Stock Exchange calculated for the five consecutive trading days immediately preceding (but not including) the date of closing. The Equity Award Exchange Ratio is designed to permit an adjustment which preserves, immediately following the effective time, the pre-closing intrinsic value of the Worldpay equity awards.

Worldpay Employee Stock Purchase Plan

Prior to the effective time, Worldpay is required to take all actions that may be necessary or required under the ESPP to ensure that no new offering period will be authorized or commenced after the date of the merger agreement and to provide that, if then ongoing, the offering period that commenced on or about January 1, 2019 and the ESPP will terminate in its entirety at the effective time.

Worldpay Save as You Earn Plans

Holders of outstanding options under the SAYE Plans will be allowed to exercise their SAYE options in connection with the merger and receive in respect of the shares of stock they acquire the same consideration paid to holders of shares of Worldpay Class A common stock. As of the effective time, FIS will offer holders of outstanding SAYE options the opportunity to exchange their option for an option denominated in shares of FIS common stock on the same terms and conditions as applicable prior to the effective time based on the equity award exchange ratio. With respect to SAYE options that are not exercised or exchanged as described in the preceding sentences and are exercised following the merger, FIS may take actions to provide that the shares issued with respect to any such option will be immediately transferred after exercise to FIS (or otherwise be redeemed) in exchange for a number of shares of FIS common stock and cash equal to the merger consideration holders of Worldpay Class A common stock will receive in connection with the merger. Any SAYE options that are not exchanged for options denominated in shares of FIS common stock will cease to be exercisable on the date that is six months following the effective time.

Adjustments to Prevent Dilution

If, from the date of the merger agreement to the effective time, the issued and outstanding shares of FIS common stock or Worldpay Class A common stock have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities, in any such case as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar change in capitalization, or there is any extraordinary dividend or distribution, an appropriate and proportionate adjustment will be made to the merger consideration to give holders of Worldpay Class A common stock the same economic effect as contemplated by the merger agreement prior to such event.

Surviving Corporation Organizational Documents and Governance; Merger Sub Common Stock

At the effective time, the certificate of incorporation of Worldpay, as amended as set forth on Exhibit A to the merger agreement, will be the certificate of incorporation of the surviving corporation until thereafter amended in accordance with applicable law, and the by-laws of the Merger Sub, as in effect immediately prior to the effective time, will be the by-laws of the surviving corporation until thereafter amended in accordance with applicable law. However, the Merger Sub by-laws will reflect as of the effective time “Worldpay, Inc.” as the name of the surviving corporation.

Subject to applicable law, the directors of the Merger Sub immediately prior to the effective time, will be the initial directors and officers of the surviving corporation, respectively, and will hold office until their respective successors are duly elected and qualified, or upon their earlier death, resignation or removal. FIS will designate the individuals who will serve as the initial officers of the surviving corporation as of the closing and such officers will hold office until their respective successors are duly elected and qualified, or upon their earlier death, resignation or removal.

At the effective time, each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the effective time will be converted into one share of common stock, par value $0.01 per share, of the surviving corporation, which will constitute the only outstanding shares of common stock of the surviving corporation.

Exchange of Shares

Exchange Agent

Prior to the effective time, FIS will designate an exchange agent reasonably acceptable to Worldpay to handle the exchange of shares of Worldpay Class A common stock for FIS common stock. Each share of Worldpay Class A common stock (other than the excluded shares) will be converted into the right to receive, without interest and subject to any applicable withholding taxes, 0.9287 shares of FIS common stock, together with cash in lieu of fractional shares, if any, and $11.00 in cash, in accordance with the merger agreement. Such shares of FIS common stock and cash are referred to as the exchange fund.

Exchange Procedures

After the completion of the merger, shares of Worldpay Class A common stock represented by stock certificates and represented in book-entry form, which we refer to collectively as old stock certificates, will be exchanged for shares of FIS common stock in book-entry form and cash will be paid in lieu of fractional shares, if any, in accordance with the merger agreement, pursuant to the procedures described below.

As promptly as practicable after the effective time, FIS will cause the exchange agent to mail to each holder of record of old stock certificates:

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a letter of transmittal specifying that delivery will be effected and risk of loss and title to any old stock certificates will pass only upon proper delivery of such certificates to the exchange agent (or affidavit of loss in lieu of such old stock certificate and, if required by FIS or the exchange agent, the posting of a bond in a reasonable and customary amount as indemnity as provided in the merger agreement); and

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instructions for surrendering old stock certificates (or affidavit of loss in lieu of such certificate and, if required by FIS or the exchange agent, the posting of a bond in a reasonable and customary amount as indemnity as provided in the merger agreement) in exchange for the merger consideration pursuant to the merger agreement as described below.

Upon proper surrender to the exchange agent of the old stock certificates for exchange and cancellation, together with a properly completed and duly executed letter of transmittal, the holder of such old stock certificates will be entitled to receive in exchange therefor, as applicable:

•	a new certificate representing the number of whole shares of FIS common stock to which such holder of Worldpay Class A common stock will have become entitled pursuant to the merger agreement; and

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a check representing the amount of the sum of (i) $11.00 in cash per share received in respect of the shares of Worldpay Class A common stock represented by the old stock certificates surrendered pursuant to the merger agreement, (ii) any cash in lieu of a fractional share which such holder has the right to receive in respect of the old stock certificates surrendered pursuant to the merger agreement and (iii) dividends paid by FIS in respect of the FIS common stock to be delivered to such holder with a record date following the effective time of the merger and prior to the delivery such FIS common stock to such holder, in each case, without interest thereon.

Worldpay stockholders should not return their stock certificates with the enclosed proxy, and Worldpay stockholders should not forward their stock certificates to the exchange agent without the appropriate transmittal materials.

After the effective time, there will be no transfers on the stock transfer books of Worldpay of the shares of Worldpay Class A common stock that were issued and outstanding immediately prior to the effective time. If, after the effective time, old stock certificates representing such shares are presented for transfer to the exchange agent, they will be cancelled and exchanged for the merger consideration and cash in lieu of fractional shares, as provided in the merger agreement.

Termination of the Exchange Fund

Any portion of the exchange fund that remains unclaimed by the stockholders of Worldpay for one year after the effective time will be paid to the surviving corporation. Any former stockholders of Worldpay who have not by that point exchanged their old stock certificates pursuant to the merger agreement may thereafter look only to the surviving corporation and FIS for payment of the merger consideration and cash in lieu of fractional shares of FIS common stock, in each case, without any interest thereon. If any old stock certificate (or affidavit of loss in lieu thereof) has not been surrendered prior to seven years after the effective time of the merger, or immediately prior to such earlier date on which any shares of FIS common stock, any cash portion of the merger consideration, any cash in lieu of fractional share FIS common stock or any dividends or distributions with respect to shares FIS common stock in respect of such old stock certificate would otherwise escheat to or become the property of any governmental entity, any such shares, cash, dividends or distributions in respect of such old stock certificate, to the extent permitted by applicable law, will become the property of FIS, free and clear of all claims or interests of any person previously entitled thereto.

None of FIS, Merger Sub, Worldpay, the surviving corporation, the exchange agent or any other person will be liable to any former stockholder of Worldpay for any amount delivered in good faith to a public official pursuant to any applicable abandoned property, escheat or similar law.

Withholding Rights

Each of FIS, Merger Sub and the surviving corporation will be entitled to deduct and withhold, or cause the exchange agent to deduct and withhold, from any cash in lieu of fractional shares of FIS common stock or any other amounts otherwise payable pursuant to the merger agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any other applicable state, local or foreign tax law. Any amounts so deducted and withheld by FIS, Merger Sub, the surviving corporation or the exchange agent and paid over to the relevant taxing authority will be treated for the purposes of the merger agreement as having been paid to the person in respect of which such deduction and withholding was made.

Lost, Stolen or Destroyed Share Certificates

In the event that any old stock certificate is lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed and, if required by FIS or the exchange agent, the posting by such person of a bond in such amount as FIS may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such certificate, the exchange agent will issue in exchange for such lost, stolen or destroyed certificate, the merger consideration and any cash in lieu of fractional shares of FIS common stock deliverable in respect thereof pursuant to the merger agreement.

Appraisal Rights

Under Georgia law, FIS shareholders are not entitled to dissenters’ or appraisal rights in connection with the issuance of shares of FIS common stock in the merger.

For purposes of the merger, each holder of Worldpay Class A common stock is entitled to appraisal rights under Delaware law in connection with the merger, subject to the procedures of the DGCL. The DGCL requirements for exercising appraisal rights are described in further detail in “Appraisal Rights” beginning on page [●], and the relevant section of the DGCL regarding appraisal rights is reproduced and attached as Annex E to this joint proxy statement/prospectus.

Representations and Warranties

The merger agreement contains customary representations and warranties by Worldpay to FIS and Merger Sub and by FIS and Merger Sub to Worldpay. The representations and warranties in the merger agreement are (i) subject, in some cases, to specified exceptions and qualifications contained in the confidential disclosure schedule delivered to FIS and Merger Sub by Worldpay, in the case of representations and warranties made by Worldpay, or the confidential disclosure schedule delivered to Worldpay by FIS and Merger Sub, in the case of representations and warranties made by FIS and Merger Sub (with each schedule referred to as that party’s confidential disclosure schedule) and (ii) qualified by the reports of Worldpay or FIS, as applicable, filed with the SEC during the period from January 1, 2018 through the day prior to the execution and delivery of the merger agreement (disregarding, in each case, any disclosures in any risk factor section and any disclosures that are similarly non-specific or cautionary, predictive or forward-looking in nature).

Furthermore, many of the representations and warranties in the merger agreement are subject to “materiality” or “material adverse effect” qualifications (that is, they will not be deemed to be untrue or incorrect unless their failure to be true or correct would be material to or have a material adverse effect (as defined in the merger agreement) with respect to the party making the representation or warranty). In addition, certain of the representations and warranties in the merger agreement are subject to knowledge qualifications, which means that those representations and warranties would not be deemed untrue, inaccurate or incorrect as a result of matters of which certain officers of the party making the representation did not have actual knowledge.

The representations and warranties contained in the merger agreement will not survive the effective time.

For purposes of the merger agreement, a “material adverse effect” means, with respect to FIS or Worldpay, as the case may be, a material adverse effect on the business, results of operations or financial condition of such party and its subsidiaries, taken as a whole, except that none of the following, either individually or in the aggregate, will be deemed to constitute or be taken into account when determining whether a material adverse effect has occurred or would reasonably be likely to occur:

•	changes, after the date of the merger agreement, in U.S. GAAP;

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changes, after the date of the merger agreement, in laws of general applicability to companies in the industries in which such party and its subsidiaries operate or interpretations thereof by courts or governmental entities,

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changes, after the date of the merger agreement, in global, national or regional political conditions (including any acts of war (whether or not declared), civil disobedience, hostilities, terrorism, military actions (or the escalation or worsening of any of the foregoing)) or in economic conditions or the financial markets (including securities, capital, equity, credit and debt markets) conditions in the United States or elsewhere in the world, in each case, after the date of the merger agreement;

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a decline, in and of itself, in the trading price or trading volume of a party’s common stock, a credit ratings downgrade or change in ratings outlook, in and of itself, for a party or any of its subsidiaries or the failure, in and of itself, to meet analyst earnings projections, earnings guidance or internal financial forecasts, but, in each case, not including the underlying causes thereof;

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except as it relates to Worldpay’s authority to execute the merger agreement without violation of Worldpay’s bylaws or certificate of incorporation or any other laws, changes, after the date of the merger agreement, arising out of, or resulting from the execution and delivery of the merger agreement, or public disclosure of the execution and delivery of the merger agreement, public disclosure or completion of the transactions contemplated by the merger agreement;

•	changes or developments in the financial services industry generally;

•	any changes or developments resulting from any hurricane, flood, tornado, earthquake or other weather or natural disaster;

•	any changes, effect or developments arising out of, or resulting from or in connection with, the United Kingdom’s withdrawal from the European Union; or

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actions or omissions taken (or in the case of omissions, not taken) pursuant to the written consent of or at the written request of, or actions not taken as a result of not receiving a consent required by the merger agreement from FIS, in the case of Worldpay, or Worldpay, in the case of FIS.

However, with respect to the first, second, third, sixth and seventh exceptions listed above, such effect will be taken into account in determining whether a material adverse effect has occurred to the extent that the effects of such change are materially disproportionately adverse to the business, results of operations or financial condition of such party and its subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its subsidiaries operate.

In the merger agreement, Worldpay has made representations and warranties to FIS and Merger Sub, and each of FIS and Merger Sub has made representations and warranties to Worldpay, regarding:

•	due organization, valid existence and good standing or active status, as applicable, and qualification and requisite power to do business;

•	such party’s subsidiaries;

•	capital structure, including the number of shares of common stock, stock options and other equity awards outstanding;

•	corporate authority and power with respect to the execution, delivery and performance of the merger agreement;

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the absence of any violation of or conflict with such party’s or its subsidiaries’ organizational documents, applicable law and certain contracts as a result of the execution, delivery and performance of the merger agreement and the completion of the merger and the other transactions contemplated by the merger agreement;

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the filings with regulatory authorities needed in connection with the execution, delivery and performance of the merger agreement or the completion of the merger and the other transactions contemplated by the merger agreement;

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the timely filing of reports with regulatory agencies since January 1, 2016, the compliance of such reports with applicable requirements of the relevant regulatory agencies, and the accuracy of the information contained in reports filed with the SEC since January 1, 2016;

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the compliance with U.S. GAAP and SEC accounting rules and regulations with respect to financial statements included in or incorporated by reference in its SEC filings and, in respect of Worldpay, compliance with IFRS and the requirements of the UK Companies Act 2006;

•	the recording and maintenance of such party’s records, systems, controls, data and information;

•	fees payable to brokers and financial advisors in connection with the merger or related transactions contemplated by the merger agreement;

•	conduct of businesses in the ordinary course from December 31, 2018 through the date of the merger agreement;

•	absence of certain litigation and governmental orders;

•	tax matters;

•	employee benefits matters, including matters related to employee benefit plans, and labor matters;

•	compliance with applicable laws and regulations and such party’s licenses;

•	certain material contracts;

•	absence of certain agreements with governmental entities;

•	certain material customer relationships;

•	environmental matters;

•	real property;

•	intellectual property, data privacy and information security matters;

•	the absence of related-party agreements;

•	inapplicability to the merger of state takeover statutes and anti-takeover provisions in such party’s organizational documents;

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the absence of any action, nor, to the knowledge of such party, any fact or circumstance that would reasonably be likely to prevent the merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

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accuracy and completeness of information provided by the party for inclusion in the registration statement on Form S-4 to register with the SEC the shares of FIS common stock to be issued in connection with the merger, this joint proxy statement/prospectus, a prospectus as may be required by applicable law (approved by the FCA and any other relevant authority, if applicable), or any other documents filed with regulatory agencies in connection with the merger agreement; and

•	insurance.

In the merger agreement, Worldpay has also made representations and warranties to FIS and Merger Sub regarding:

•	the adoption by the Worldpay board of resolutions:

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approving and declaring advisable the merger agreement and the transactions contemplated by the merger agreement, including the merger, and determining that the merger agreement and the transactions contemplated by the merger agreement, including the merger, on the terms and conditions set forth in the merger agreement, are fair to and in the best interests of Worldpay and its stockholders; and

•	directing that the merger agreement and the transactions contemplated by the merger agreement be submitted to Worldpay’s stockholders for adoption and approval;

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the receipt by the Worldpay board of an opinion from Credit Suisse that, as of the date of such opinion and based upon and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth in such opinions, the Merger Consideration to be received by the holders of Worldpay Class A common stock is fair, from a financial point of view, to such holders;

In the merger agreement, each of FIS and Merger Sub has also made representations and warranties to Worldpay regarding:

•	the adoption by the FIS board of resolutions:

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declaring it advisable to enter into the merger agreement and determining that it is fair to and in the best interests FIS and its shareholders to enter into the merger agreement and complete the merger, on the terms and conditions set forth in the merger agreement; and

•	directing that the FIS share issuance proposal be submitted to FIS’ shareholders for adoption at a duly held meeting of such shareholders;

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the receipt by the FIS board of an opinion from each of Centerview and Goldman Sachs that, as of the date of such opinion and based upon and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth in such opinions, the Merger Consideration to be paid by FIS for each share of Worldpay Class A common stock was fair, from a financial point of view, to FIS;

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the availability to FIS of funds sufficient for FIS to refinance certain outstanding indebtedness of Worldpay and its subsidiaries on the closing date, finance a portion of the merger consideration and pay fees and expenses related to the merger, the refinancing and the related transactions;

•	FIS’ acknowledgment that its obligation to complete the merger is not contingent on FIS’ ability to obtain any financing, whether pursuant to the commitment letter or otherwise; and

•	payment by FIS of any fees required by the commitment letter.

Conduct of Business Prior to Completion of the Merger

Each of Worldpay and FIS has agreed to, and to cause its subsidiaries to, during the period from the date of the merger agreement to the effective time or earlier termination of the merger agreement (subject to certain exceptions or except as consented to in writing by FIS or Worldpay, as applicable, such consent not to be unreasonably withheld, conditioned or delayed):

•	conduct its business in the ordinary course consistent with past practice; and

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to the extent consistent with the foregoing, use reasonable best efforts to maintain and preserve intact its business organization and advantageous and material business relationships, except that no action or failure to take action by Worldpay or its subsidiaries or FIS or its subsidiaries in compliance with the restrictions described below will constitute a breach unless action or failure to take such action would constitute a breach of any of the respective restrictions described below.

In addition, during the period from the date of the merger agreement to the effective time or earlier termination of the merger agreement, except (i) as set forth in its confidential disclosure schedule, (ii) as expressly contemplated or permitted by the merger agreement or (iii) as required by applicable law or required or requested by a governmental entity, Worldpay has agreed to not, and to not permit any of its subsidiaries to, without the prior written consent of FIS (such consent not to be unreasonably withheld, delayed or conditioned):

•	incur any indebtedness for borrowed money, other than (i) intercompany indebtedness, (ii) borrowings under any revolving credit facility or commercial paper program existing on the date of the merger agreement up to the amount committed thereunder on the date of the merger agreement (or any amendment or replacement thereof, in each case, so long as the amount of borrowings under such amended or replaced facility or program is not greater than the committed amount of such facility or program on the date of the merger agreement) and (iii) any indebtedness incurred to refinance, roll over, replace or renew any indebtedness described in the immediately preceding clause (ii), so long as, in each case of this clause (iii), the principal amount of such refinancing, roll-over, replacement or renewed indebtedness is not greater than the principal amount of the indebtedness being refinanced, rolled over, replaced or renewed (plus accrued interest, and a reasonable amount of fees and expenses incurred in connection with such refinancing), and such new indebtedness does not limit or require the payment of any premium or penalty for the prepayment thereof;

•

make, declare or pay any dividend on its capital stock, or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock, except for (A) dividends paid by any of the subsidiaries of Worldpay to Worldpay or any of its wholly owned subsidiaries or (B) the acceptance of shares of Worldpay common stock as payment for the exercise price of Worldpay stock options or for withholding taxes incurred in connection with the exercise of Worldpay stock options or the vesting or settlement of Worldpay equity awards and dividend equivalents thereon, if any;

•	adjust, split, combine or reclassify any capital stock of Worldpay or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock;

•

make, declare or pay any dividend on its capital stock, or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock, except for (A) dividends paid by any of the subsidiaries of Worldpay to Worldpay or any of its wholly owned subsidiaries or (B) the acceptance of shares of Worldpay Class A common stock as payment for the exercise price of Worldpay stock options or for withholding taxes incurred in connection with the exercise of Worldpay stock options or the vesting or settlement of Worldpay equity awards and dividend equivalents thereon, if any;

•

grant any Worldpay equity awards or other equity-based awards or interests, or grant any individual, corporation or other entity any right to acquire any shares of its capital stock, in each case, other than such grants that would not require the consent of FIS; or

•

issue, deliver, sell or otherwise permit to become outstanding any additional shares of capital stock or securities convertible or exchangeable into, or exercisable for, any shares of its capital stock or any options, warrants or other rights of any kind to acquire any shares of capital stock, in each case, except for the issuance of shares upon the exercise of Worldpay stock options, the vesting or settlement of Worldpay equity awards (and dividend equivalents thereon, if any), the issuance of Worldpay Class A common stock under the Worldpay ESPP (or the replacement plan thereof) in accordance with the terms of such plan as in effect as of the date hereof and consistent with past practice;

•

sell, transfer, mortgage, encumber, subject to a lien (other than a permitted encumbrance) or otherwise dispose of any of its properties or assets, except (i) as set forth in Worldpay’s disclosure schedule, (ii) properties or assets associated with discontinued operations, or (iii) to the extent that such sales, transfers, mortgages, encumbrances, properties or assets that become subject to a lien or dispositions would not exceed $15,000,000 individually or $30,000,000 in the aggregate;

•

transfer, sell, lease, license (other than licenses granted in the ordinary course of business consistent with past practice), subject to a lien (other than a permitted encumbrance), divest, cancel, abandon, dedicate to the public or allow to lapse or expire or otherwise dispose of any material intellectual property rights owned by Worldpay or any of its subsidiaries;

•

acquire any assets or make any investment, either by purchase of stock or securities, contributions to capital, property transfers or purchase of any property or assets of any other individual, corporation or other entity, except (i) as set forth in Worldpay’s disclosure schedule, (ii) for acquisitions or investments in connection with ordinary course purchases in connection with normal day-to-day business operations consistent with past practices, (iii) capital expenditures incurred in the ordinary course consistent with past practices, (iv) acquisitions of assets from, or investments in, any of the subsidiaries of Worldpay or (v) to the extent that such acquisitions or investments would not exceed $15,000,000 individually or $30,000,000 in the aggregate;

•

(i) terminate, materially and adversely amend, or waive any material provision of, any material Worldpay contract, in each case, other than terminations, amendments and waivers in the ordinary course of business consistent with past practices, (ii) enter into any contract that would constitute a Worldpay material contract under clause (ii), clause (iv) or clause (v) of the definition thereof if it were in effect on the date of the merger agreement, or (iii) terminate, modify, amend or waive any provision under the exchange agreement;

•	enter into any agreement, arrangement or understanding that would constitute a Worldpay related party contract;

•

except as required by the terms of any Worldpay benefit plan or any Worldpay labor agreement as in effect on the date of the merger agreement, (i) materially increase or change the compensation or benefits payable to any related person, as defined in the merger agreement, (including through changes in actuarial or other assumptions, loan forgiveness or otherwise), other than in the ordinary course of business consistent with past practices or as required by applicable law, (ii) grant any new long-term incentives or equity-based awards, or amend or modify the terms of any such outstanding awards, (iii) grant any transaction or retention bonuses, (iv) pay annual bonuses, other than for completed periods based on actual performance through the end of the applicable performance period, (v) increase or change the severance terms applicable to any related person, or (vi) become a party to, establish, adopt, amend, commence participation in or terminate any Worldpay benefit plan or any arrangement that would have been a Worldpay benefit plan had it been entered into prior the date of the merger agreement other than solely with respect to this clause (vi), (x) any such amendment that does not materially increase the cost to Worldpay or its applicable subsidiaries of maintaining such Worldpay benefit plan or (y) renewing the term of any Worldpay benefit plan (including, in the case of Worldpay benefit plans that are health and welfare plans, renewing or entering into replacement insurance contracts underlying or used in connection with such Worldpay benefit plan s) in the ordinary course of business consistent with past practices, with such changes that do not substantially increase the cost of providing benefits thereunder to Worldpay and its applicable subsidiaries;

•

enter (or commit to enter) into, modify, amend, terminate or extend any collective bargaining agreement or any other labor-related agreements or arrangements with any labor union, labor organization or works council, other than (i) extensions in the ordinary course of business consistent with past practice or (ii) as required by any Worldpay labor agreement;

•

settle any action, except in an amount and for consideration, in respect of any action or series of related actions, not in excess of $25,000,000 individually or $75,000,000 in the aggregate and that would not impose any material restriction on the business of FIS or any of its subsidiaries (including the surviving corporation) after closing;

•

knowingly take any action or knowingly fail to take any action where such action or failure to act would reasonably be expected to prevent the merger or, without limiting any of the parties’ agreements as to tax matters, any alternative transaction (as defined in the merger agreement), from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

•

amend the Worldpay certificate of incorporation, the Worldpay bylaws or comparable governing documents of its significant subsidiaries (as such term is defined in Rule 1-02 of Regulation S-X promulgated under the Exchange Act);

•

merge or consolidate itself or any of its significant subsidiaries with any other person, or restructure, reorganize or completely or partially liquidate or dissolve itself or any of its significant subsidiaries, in each case, except if such merger, consolidation, restructuring or reorganization is solely between or among Worldpay subsidiaries or except as permitted in the merger agreement;

•	implement or adopt any material change in its accounting principles, practices or methods, other than as may be required by U.S. GAAP or IFRS;

•

(i) enter into any new line of business outside its existing business other than any line of business that is reasonably ancillary to and a reasonably foreseeable extension of an existing line of business or (ii) discontinue any existing line of business, in each case of clauses (i) and (ii), to the extent that such entry or discontinuance would reasonably be likely to (A) have a material adverse impact on Worldpay and its subsidiaries, taken as a whole, or (B) prevent or materially impair the ability of Worldpay to consummate the merger and the transactions contemplated by the merger agreement;

•

(i) make, change or revoke any material tax election, change an annual tax accounting period, adopt or change any material tax accounting method or file any material, amended Tax Return, in each case, other than in the ordinary course of business or (ii) enter into any material closing agreement with respect to taxes, or settle any material tax claim, audit, assessment or dispute or surrender any right to claim a refund of a material amount of taxes, other than in the ordinary course of business; or

•	agree to take, make any commitment to take, or adopt any resolutions of the Worldpay board or similar governing body in support of, any of the actions described above.

In addition, during the period from the date of the merger agreement to the effective time or earlier termination of the merger agreement, except (i) as set forth in its confidential disclosure schedule, (ii) as expressly contemplated or permitted by the merger agreement or (iii) as required by applicable law or required or requested by a governmental entity, FIS has agreed to not, and to not permit any of its subsidiaries to, without the prior written consent of Worldpay (such consent not to be unreasonably withheld, delayed or conditioned):

•

incur any indebtedness for borrowed money, other than (i) in connection with the financing, (ii) intercompany indebtedness, (iii) borrowings under any revolving credit facility or commercial paper program existing on the date of the merger agreement up to the amount committed thereunder on the date of the merger agreement (or any amendment or replacement thereof, in each case, so long as the amount of borrowings under such amended or replaced facility or program is not greater than the committed amount of such facility or program on the date of the merger agreement) and (iv) any indebtedness incurred to refinance, roll over, replace or renew any indebtedness, so long as, in each case of this clause (iv), the principal amount of such refinancing, roll-over, replacement or renewed indebtedness is not greater than the principal amount of the indebtedness being refinanced, rolled over, replaced or renewed (plus accrued interest, and a reasonable amount of fees and expenses incurred in connection with such refinancing), and such new indebtedness does not limit or require the payment of any premium or penalty for the prepayment thereof;

•

amend the FIS articles of incorporation or the FIS bylaws in a manner that would materially and adversely affect holders of Worldpay Class A common stock, or adversely affect holders of Worldpay Class A common stock relative to other holders of FIS common stock;

•

(i) adjust, split, combine or reclassify any capital stock of FIS; (ii) other than quarterly dividends paid by FIS consistent with past practice as to timing and amount, make, declare or pay any dividend on its capital stock, or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock, except for (A) dividends paid by any of the subsidiaries of FIS to FIS or any of its wholly owned subsidiaries or (B) the acceptance of shares of FIS common stock as payment for the exercise price of FIS stock options or for withholding taxes incurred in connection with the exercise of FIS stock options or the vesting or settlement of FIS equity awards and dividend equivalents thereon, if any; (iii) grant any FIS equity awards or other equity-based awards or interests, or grant any individual, corporation or other entity any right to acquire any shares of its capital stock (in each case, other than such grants that would not require the consent of the Worldpay); or (iv) issue, deliver, sell or otherwise permit to become outstanding any additional shares of capital stock or securities convertible or exchangeable into, or exercisable for, any shares of its capital stock or any options, warrants or other rights of any kind to acquire any shares of capital stock, in each case, except for the issuance of shares upon the exercise of FIS stock options, the vesting or settlement of FIS equity awards (and dividend equivalents thereon, if any), the issuance of FIS common stock under the FIS ESPP (or the replacement plan thereof) in accordance with the terms of such plan as in effect as of the date hereof and consistent with past practice;

•

sell, transfer, mortgage, encumber, subject to a lien (other than a permitted encumbrance) or otherwise dispose of any of its properties or assets, except (i) as provided in the FIS disclosure schedule, (ii) properties or assets associated with discontinued operations, or (iii) to the extent that such sales, transfers, mortgages, encumbrances, properties or assets that become subject to a lien or dispositions would not exceed $15,000,000 individually or $30,000,000 in the aggregate;

•

transfer, sell, lease, license (other than licenses granted in the ordinary course of business consistent with past practice), subject to a lien (other than a permitted encumbrance), divest, cancel, abandon, dedicate to the public or allow to lapse or expire or otherwise dispose of any material intellectual property rights owned by FIS or any of its subsidiaries;

•

acquire any assets or make any investment, either by purchase of stock or securities, contributions to capital, property transfers or purchase of any property or assets of any other individual, corporation or other entity, except (i) as provided in the FIS disclosure schedule, (ii) for acquisitions or investments in connection with ordinary course purchases in connection with normal day-to-day business operations consistent with past practices, (iii) capital expenditures incurred in the ordinary course consistent with past practices, (iv) acquisitions of assets from, or investments in, any of the subsidiaries of FIS or (v) to the extent that such acquisitions or investments would not exceed $15,000,000 individually or $30,000,000 in the aggregate;

•

terminate, materially and adversely amend, or waive any material provision of, any FIS material contract, in each case, other than terminations, amendments and waivers in the ordinary course of business consistent with past practices;

•

except as required by the terms of any FIS benefit plan or any FIS labor agreement as in effect on the date hereof, (i) materially increase or change the compensation or benefits payable to any FIS related person (as defined in the merger agreement) (including through changes in actuarial or other assumptions, loan forgiveness or otherwise), other than in the ordinary course of business consistent with past practices or as required by applicable law, (ii) grant any new long-term incentives or equity-based awards, or amend or modify the terms of any such outstanding awards, (iii) grant any transaction or retention bonuses, (iv) pay annual bonuses, other than for completed periods based on actual performance through the end of the applicable performance period, (v) increase or change the severance terms applicable to any FIS related person, or (vi) become a party to, establish, adopt, amend, commence participation in or terminate any FIS benefit plan or any arrangement that would have been a FIS benefit plan had it been entered into prior to the merger agreement, other than solely with respect to this clause (vi), (x) any such amendment that does not materially increase the cost to FIS or its applicable subsidiaries of maintaining such FIS benefit plan or (y) renewing the term of any FIS benefit plan (including, in the case of FIS benefit plan s that are health and welfare plans, renewing or entering into replacement insurance contracts underlying or used in connection with such FIS benefit plan s) in the ordinary course of business consistent with past practices, with such changes that do not substantially increase the cost of providing benefits thereunder to FIS and its applicable subsidiaries;

•

enter (or commit to enter) into, modify, amend, terminate or extend any collective bargaining agreement or any other labor-related agreements or arrangements with any labor union, labor organization or works council, other than (i) extensions in the ordinary course of business consistent with past practice or (ii) as required by any FIS labor agreement;

•

settle any action, except in an amount and for consideration, in respect of any action or series of related actions, not in excess of $25,000,000 individually or $75,000,000 in the aggregate and that would not impose any material restriction on the business of FIS or any of its subsidiaries after the closing;

•

knowingly take any action or knowingly fail to take any action where such action or failure to act would reasonably be expected to prevent the merger or, without limiting any of the parties’ agreements as to tax matters, any alternative transaction, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

•

merge or consolidate itself or any of its significant subsidiaries with any other person, or restructure, reorganize or completely or partially liquidate or dissolve itself or any of its significant subsidiaries, in each case, except if such merger, consolidation, restructuring or reorganization is solely between or among FIS subsidiaries or is permitted under certain exceptions set forth in the merger agreement;

•	implement or adopt any material change in its accounting principles, practices or methods, other than as may be required by U.S. GAAP or IFRS;

•

(i) enter into any new line of business outside its existing business other than any line of business that is reasonably ancillary to and a reasonably foreseeable extension of an existing line of business or (ii) discontinue any existing line of business, in each case of clauses (i) and (ii), to the extent that such entry or discontinuance would reasonably be likely to (A) have a material adverse impact on FIS and its subsidiaries, taken as a whole, or (B) prevent or materially impair the ability of FIS to consummate the merger and the transactions contemplated by the merger agreement; or

•	agree to take, make any commitment to take, or adopt any resolutions of the FIS board or similar governing body in support of, any of the actions described above.

Regulatory Matters; Efforts to Complete the Merger

FIS and Worldpay have agreed to use reasonable best efforts to take, or cause to be taken, all necessary actions, or cause to be done, all things necessary, proper or advisable to complete and make effective the transactions contemplated by the merger agreement as promptly as practicable following the execution of the merger agreement, and have agreed to use reasonable best efforts to:

•

make or cause to be made the registrations, declarations and filings required under the HSR Act and required or advisable under any other applicable antitrust or competition laws of non-U.S. jurisdictions with respect to the transactions contemplated by the merger agreement as promptly as reasonably practicable and advisable after the date of the merger agreement;

•

obtain, or cause to be obtained, from governmental entities all consents, approvals, authorizations, qualifications and orders set forth in the confidential disclosure schedules or as are otherwise necessary for the completion of the transactions contemplated by the merger agreement or otherwise, in each case, as promptly as practicable; and

•	seek to avoid or prevent the initiation of any action by or before any governmental entity challenging the merger agreement or the completion of the closing.

Notwithstanding the foregoing, in furtherance of the parties reasonable best efforts, the parties, their affiliates and their subsidiaries are obligated, in order to obtain the requisite regulatory or government approvals necessary to avoid any action by or before any governmental entity challenging the merger agreement or the completion of closing or to obtain the requisite regulatory approvals required pursuant to any antitrust or competition laws in the United States or the FCA approval, to, among other actions:

•

propose, negotiate or offer to effect, or consent or commit to any divestiture or holding separate of any assets, licenses, operations, rights, product lines, businesses or interest therein of FIS, Worldpay or the surviving corporation (or any of their respective subsidiaries), except that no such divestiture or other action will be required if such divestiture or other action would be material to FIS and its subsidiaries (including the surviving corporation), taken as a whole, after giving effect to the merger; or

•

take or agree to take any action, agree or consent to any remedy or make any concession in respect of, or permit or suffer any limitations or restrictions on freedom of actions with respect to its ability to retain and make changes to any assets, licenses, operations, rights, product lines, businesses or interest therein of FIS, Worldpay or the surviving corporation (or any of their respective subsidiaries), except that no such action will be required if such action would be material to FIS and its subsidiaries (including the surviving corporation), taken as a whole, after giving effect to the merger.

However, FIS can compel Worldpay to take any of the actions referred to above if such actions are only effective after the effective time.

FIS agrees and commits to litigate or participate in the litigation of any action involving a governmental entity under the HSR Act or any other applicable antitrust or competition laws in order to oppose or defend against any action made to prevent or enjoin the completion of the merger or to over overturn any regulatory action by any governmental entity to prevent the completion of the merger.

FIS further has agreed to make any required initial submission, notifications and filings required to procure satisfaction of the FCA approval as soon as practicable. FIS made the initial application for FCA approval on April 5, 2019. FIS has further agreed to procure the Dutch Central Bank approval as soon as practicable. FIS made the initial application for Dutch Central Bank approval on April 8, 2019. In connections with these applications, FIS has agreed to supply as soon as practicable any information requested by the FCA and to use reasonable best efforts to take or cause to be taken all actions necessary to satisfy the FCA Approval as soon as practicable.

If required under applicable law, as soon as reasonably practicable following the date of the merger agreement, FIS will prepare and cause to be filed with the FCA for approval a draft copy of the prospectus and FIS will cause the prospectus to comply as to form and substance in all material respects with the requirements of applicable laws. FIS and Worldpay will use reasonable best efforts to obtain formal approval of the prospectus. To the extent that it becomes necessary or desirable for FIS to publish an approved prospectus in a jurisdiction within the European Economic Area other than the United Kingdom as a result of the United Kingdom’s withdrawal from the European Union, the parties will cooperate in good faith to make alternative arrangements and FIS will arrange for an approved prospectus to be published in any necessary or desirable European Union member state.

If any governmental entity makes a request for information or documentary material to FIS, Worldpay or any of their respective subsidiaries or affiliates, such party will make an appropriate response in compliance with such request as soon as reasonably practicable after consultation with the other party to the extent permitted by law. If FIS or Worldpay receives a formal request for additional information from U.S. antitrust authorities, then the parties will substantially comply with such formal request as soon as reasonably practicable and FIS will consult with Worldpay in good faith prior to agreeing to extend any waiting period under the HSR Act or other applicable law or to any timing agreement with the US antitrust authorities or any other governmental entity.

FIS and Worldpay will coordinate and reasonably cooperate with each other in exchanging information and providing reasonable assistance as the other party reasonably requests in writing in connection with any filing or submission to any government entity. FIS and Worldpay have agreed to discuss in advance the strategy and timing for obtaining any clearances required under any applicable law in connection with the merger agreement or the transactions contemplated by the merger agreement. However, FIS will determine such strategy and timing for obtaining any clearances required under antitrust or competition laws after considering in good faith all comments and advice of Worldpay (and its counsel) and FIS will take the lead in all meetings and communications with any governmental entity in connection with obtaining such clearances required under antitrust or competition laws.

FIS Shareholder Meeting

Under the merger agreement, FIS has agreed that after the date on which the registration statement, of which this joint proxy statement/prospectus forms a part, becomes effective, FIS will call, give notice of, convene and hold a meeting of FIS shareholders as soon as reasonably practicable (and, in any event, within 30 business days thereafter) for the purpose of obtaining the approval by FIS shareholders of the FIS share issuance. FIS is required to use its reasonable best efforts to obtain the requisite approval by FIS shareholders of the FIS share issuance proposal, unless the FIS board effects a change in FIS recommendation in accordance with the merger agreement, as described below.

FIS has agreed that, unless the merger agreement is terminated in accordance with its terms, a meeting of the FIS shareholders will be convened and the FIS share issuance proposal will be submitted to FIS shareholders for requisite approval at such meeting.

FIS has agreed to reasonably cooperate with Worldpay and use its reasonable best efforts to cause its shareholder meeting to occur within the same 24 hour period as the Worldpay stockholder meeting.

Worldpay Stockholder Meeting

Under the merger agreement, Worldpay has agreed that after the date on which the registration statement, of which this joint proxy statement/prospectus forms a part, becomes effective, Worldpay will call, give notice of, convene and hold a meeting of Worldpay stockholders as soon as reasonably practicable (and, in any event, within 30 business days thereafter) for the purpose of obtaining the requisite approval by Worldpay stockholders of the Worldpay merger proposal. Worldpay is required to use its reasonable best efforts to obtain the requisite approval by Worldpay stockholders of the Worldpay merger proposal, unless the Worldpay board effects a change in Worldpay recommendation in accordance with the merger agreement, as described below.

Worldpay has agreed that, unless the merger agreement is terminated in accordance with its terms, a meeting of the Worldpay stockholders will be convened and the Worldpay merger proposal will be submitted to Worldpay stockholders for approval at such meeting.

Worldpay has agreed to reasonably cooperate with FIS and use its reasonable best efforts to cause its stockholder meeting to occur within the same 24 hour period as the FIS shareholder meeting.

Corporate Governance

Under the merger agreement, FIS and Worldpay have agreed to certain provisions relating to the governance of the combined company, including that, as of the effective time, (i) FIS’ chief executive officer will be the chairman of the FIS board, (ii) Worldpay’s chief executive officer will be an executive officer and the executive vice chairman of the FIS board, (iii) a continuing Worldpay director will be the lead independent director of the FIS board, and (iv) a continuing Worldpay director will be appointed to each standing committee of the FIS board. Additionally, for two years following the closing date, in the event a Worldpay continuing director ceases to serve as a director on the FIS board, (a) the non-departing continuing Worldpay directors may propose up to two individuals to replace such departing director and (b) the Corporate Governance and Nominating Committee

of the FIS board will reasonably consider in good faith including such individuals in a slate of nominees to be presented to the FIS board to replace such departing director. For a more detailed description of the governance matters relating to the combined company, see “The Merger—Governance of the Combined Company” beginning on page [●].

No Solicitation of Acquisition Proposals

Each of FIS and Worldpay has agreed that it will, and will cause its subsidiaries and its and its subsidiaries’ executive officers and directors, and direct its and its subsidiaries’ respective employees, agents, accountants, consultants, investment bankers, advisors and representatives, which, together with the executive officers and directors, are referred to as representatives, to immediately cease, and cause to be terminated, any activities, discussions or negotiations conducted before the date of the merger agreement with any person other than Worldpay, in the case of FIS, or FIS, in the case of Worldpay, with respect to any acquisition proposal.

In this joint proxy statement/prospectus, an “acquisition proposal” refers to, with respect to either party, other than the transactions contemplated by the merger agreement, any offer or proposal relating to, or any third-party indication of interest in, (i) any acquisition or purchase of more than 25% of the consolidated assets of such party and its subsidiaries or more than 25% of the total voting power of the equity securities of such party or one or more of its subsidiaries whose assets, individually or in the aggregate, constitute more than 25% of the consolidated assets of such party and its subsidiaries, each of which we refer to as a trigger acquisition, (ii) any tender offer (including self-tender offer) or exchange offer that, if completed, would result in such third party beneficially owning more than 25% of the total voting power of the equity securities of such party or one or more of its subsidiaries whose assets, individually or in the aggregate, constitute more than 25% of the consolidated assets of such party and its subsidiaries, or (iii) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction that results in a trigger acquisition by a third party.

Each of FIS and Worldpay has agreed that it will not, and it will cause its subsidiaries and its and its subsidiaries’ executive officers and directors not to, and direct its and its subsidiaries’ respective representatives that are not executive officers or directors not to, directly or indirectly:

•	solicit, initiate, seek or support or knowingly encourage or facilitate any inquiries or proposals with respect to any acquisition proposal;

•	engage or participate in any negotiations with any person concerning any acquisition proposal;

•

provide any confidential or non-public information or data to, or have or participate in any discussions with, any person relating to any acquisition proposal, except to notify a person that makes any inquiry or offer with respect to an acquisition proposal of the existence of the non-solicitation provisions of the merger agreement or solely to clarify whether any such inquiry or offer constitutes an acquisition proposal; or

•

enter into any binding acquisition agreement, merger agreement or other definitive transaction agreement (other than a confidentiality agreement, subject to the requirements described below) relating to any acquisition proposal.

If, prior to the approval of the FIS share issuance proposal by the FIS shareholders vote or the approval of the Worldpay merger proposal by the Worldpay stockholders, as applicable, FIS or Worldpay, as applicable, receives an unsolicited bona fide written acquisition proposal after the date of the merger agreement (which did not result from a breach of the non-solicitation provisions set forth in the merger agreement) and the FIS board or the Worldpay board, as applicable, concludes in good faith (after receiving the advice of its outside counsel and its outside financial advisor) that such acquisition proposal constitutes, or would reasonably be expected to result in, a superior proposal (as defined below), FIS or Worldpay, as applicable, may, and may permit its subsidiaries and its and its subsidiaries’ respective representatives to, furnish, or cause to be furnished, confidential or non-public information or data and participate in such negotiations or discussions to the extent that the FIS board or the Worldpay board, as applicable, concludes in good faith (after receiving the advice of its outside counsel and its outside financial advisor) that failure to take such actions would be inconsistent with its fiduciary duties under applicable law. Prior to providing any confidential or non-public information or data permitted to be provided pursuant to the foregoing provisions, (i) FIS or Worldpay, as applicable, are obligated to enter into a confidentiality agreement with such third party on terms no less restrictive to such person (or group of persons) than the terms of the confidentiality agreement between FIS and Worldpay, and such confidentiality agreement will not provide such person with any exclusive right to negotiate with FIS or Worldpay, as applicable, and (ii) any confidential or non-public information to be provided by FIS or Worldpay, as applicable, to such third party will have been previously provided, or is concurrently provided, to Worldpay, in the case of FIS, or FIS, in the case of Worldpay.

FIS and Worldpay have agreed to promptly (and, in any event, within 24 hours after receipt) notify the other party in writing following (i) its receipt of any acquisition proposal or any inquiry that could reasonably be expected to lead to an acquisition proposal, and the substance thereof (including the terms and conditions of and the identity of the person making such inquiry or acquisition proposal) and will promptly (but not later than 24 hours after receipt provide to the other party copies of all material correspondence and written materials received by the applicable party that describes any terms or conditions of any acquisition proposal (including any written summaries of any material oral communications addressing such matters) and (ii) any related developments, discussions and negotiations. Each of FIS and Worldpay will enforce (and will not grant any waiver in respect of) any existing confidentiality, standstill or similar agreements to which it or any of its subsidiaries is a party.

Change in Board Recommendation

Under the merger agreement, subject to certain exceptions described below, each of FIS and Worldpay has agreed to use its reasonable best efforts to obtain the requisite approval by FIS shareholders of the FIS share issuance proposal and the requisite approval by Worldpay stockholders of the Worldpay merger proposal, as applicable.

However, if the FIS board or the Worldpay board, after receiving the advice of its outside counsel and its outside financial advisor, determines in good faith that it would be inconsistent with its fiduciary duties under applicable law to continue to recommend the merger agreement, then the FIS board or the Worldpay board, as applicable, may take any of the following actions, which we refer to as a change in FIS recommendation or a change in Worldpay recommendation, as applicable:

•

withdraw, change, qualify or modify in any manner adverse to the other party or publicly and affirmatively propose to withdraw, change, qualify or modify in any manner adverse to the other party the applicable board of directors’ recommendation;

•	fail to include the applicable board of directors’ recommendation in this joint proxy statement/prospectus;

•

fail to recommend against acceptance of any tender offer or exchange offer pursuant to Rule 14d-2 under the Exchange Act for FIS common stock, in the case of the FIS board, or Worldpay Class A common stock, in the case of the Worldpay board, within the earlier of the 10 business days specified in Rule 14e-2(a) under the Exchange Act after the commencement of such offer or the period ended two business days prior to the FIS shareholder meeting or Worldpay stockholder meeting, as applicable;

•	approve, resolve, adopt or recommend, or propose publicly to approve, resolve, adopt or recommend, any acquisition proposal; or

•	after receipt of any acquisition proposal by either Worldpay or FIS, as applicable, other than with respect to the 10 business days applicable to tender or exchange offers described above, failing to publicly reaffirm the applicable board of directors’ recommendation or failing to recommend against such acquisition proposal, in each case, after a request by FIS or Worldpay, as applicable, within the earlier of five business days after such request or the period ended two business days prior to the FIS shareholder meeting or the Worldpay stockholder meeting, as applicable; except that Worldpay or FIS, as applicable, may make no more than two such requests for each acquisition proposal and that either Worldpay or FIS, as applicable, may make one additional request for each modification to an acquisition proposal.

Neither the FIS board nor the Worldpay board may effect a change in FIS recommendation or a change in Worldpay recommendation, as applicable, unless:

•

(a)(i) FIS or Worldpay, as applicable, has received an acquisition proposal after the date of the merger agreement and prior to the receipt of the approval of the FIS shareholders or Worldpay stockholders, as applicable, that did not result from a breach of the non-solicitation provisions in the merger agreement (and such proposal is not withdrawn) and the FIS board or the Worldpay board, as applicable, determines in good faith (after receiving the advice of its outside counsel and its outside financial advisor) that such acquisition proposal constitutes a superior proposal; or (ii) an intervening event (as defined below) occurs or arises after the date of the merger agreement, and (b) the FIS board or the Worldpay board, as applicable, determines in good faith (after receiving the advice of its outside counsel and its outside financial advisor) that continuing to make its recommendation would be inconsistent with its fiduciary duties under applicable law;

•

FIS gives Worldpay, in the case of a change in FIS recommendation, or Worldpay gives FIS, in the case of a change in Worldpay recommendation, at least four business days’ prior written notice of its intention to take such action and a reasonable description of the event or circumstances giving rise to its determination to take such action (including in the case of an acquisition proposal, the latest material terms and conditions of, and the identity of any third party making, any such acquisition proposal and any amendment or modification thereof or, in the case of an intervening event, the nature of the intervening event in reasonable detail); and

•

at the end of such notice period, the FIS board or the Worldpay board, as applicable, takes into account any amendment or modification to the merger agreement proposed by the other party (which must be negotiated in good faith by the parties if requested by such other party), and after receiving the advice of its outside counsel and its outside financial advisor, determines in good faith that it would nevertheless be inconsistent with its fiduciary duties under applicable law to continue to recommend the merger agreement.

Any material amendment to an acquisition proposal will be deemed to be a new acquisition proposal, except that two business days’ prior written notice must be given, instead of four business days as described above.

In this joint proxy statement/prospectus, a “superior proposal” means a bona fide unsolicited written acquisition proposal (substituting “50%” for “25%” in the definition thereof) which the FIS board or the Worldpay board, as applicable, has determined in good faith, after receiving the advice of its outside counsel and its outside financial advisor, taking into account all factors that the FIS board or the Worldpay board considers relevant, including legal, financial, regulatory and other aspects of such offer or proposal and the person making the proposal, (i) would be more favorable, from a financial point of view, to FIS shareholders, in the case of FIS, or Worldpay stockholders, in the case of Worldpay, than the transactions contemplated by the merger agreement (after taking into account any proposed revisions to the terms of the merger agreement) and (ii) is reasonably capable of being completed, taking into account all financial, regulatory, legal and other aspects of such proposal.

In this joint proxy statement/prospectus, an “intervening event,” with respect to a party, means any material event, change, effect, development or occurrence first occurring or arising after the date of the merger agreement that (i) was not known to, and was not reasonably foreseeable by, the party’s board as of the date of the merger agreement and did not result from a breach of the merger agreement by the party, and (ii) does not relate to or involve an acquisition proposal. However, in no event will any of the following events constitute an intervening event with respect to that party: (A) any change, in and of itself, in the trading price or trading volume of the FIS common stock or the Worldpay Class A common stock, or any change in credit ratings or ratings outlook, in and of itself, for FIS or Worldpay or any of their respective subsidiaries (but not including, in each case, the underlying causes thereof); (B) any changes, effects or developments arising out of, or resulting from or in connection with, the United Kingdom’s withdrawal from the European Union; (C) the fact, in and of itself, that FIS or Worldpay exceeds or fails to meet or exceed analyst earnings projections, earnings guidance or internal financial forecasts (but not including, in each case, the underlying causes thereof); and (D) compliance with or performance under the merger agreement or the transactions contemplated by the merger agreement.

Employee Matters

Until December 31, 2020, the employees of Worldpay and its subsidiaries who after the effective time continue to remain employed with FIS, its subsidiaries or the surviving corporation in the United States and the United Kingdom (other than employees covered by a collective bargaining or similar labor agreement), will be provided with (i) a base salary/wage rate and annual cash incentive opportunities that are no less favorable in the aggregate than those provided to such continuing employee immediately prior to the effective time, (ii) aggregate employee benefits that are substantially comparable to the employee benefits (excluding equity, change in control or retention arrangements) generally made available to similarly situated employees of FIS or its subsidiaries, and (iii) severance payments and benefits that are not less favorable than those provided under the applicable FIS severance plans. The provision of employee benefits under clause (ii) above will be satisfied by continued participation in Worldpay employee benefit plans until such time that FIS causes its employee benefit plans to be made available to continuing employees. Notwithstanding the preceding sentence, FIS will evaluate employee benefit plan participation after the effective time and if the aggregate benefits provided under FIS employee benefit plans are materially less favorable than continued participation in Worldpay employee benefit plans, FIS will implement appropriate and reasonable solutions to minimize any such adverse impact on the continuing employees. FIS will honor the terms of any collective bargaining or similar labor agreement that Worldpay or any of its subsidiaries is a party to or otherwise bound by.

With respect to any FIS benefit plan in which any continuing employee becomes eligible to participate in after the effective time, FIS will use reasonable best efforts to cause any pre-existing conditions, limitations or waiting periods to be waived, credit continuing employees for any co-payments, co-insurance or deductibles paid prior to the effective time and provide service credit for service with Worldpay or its subsidiaries for purposes of eligibility, vesting, vacation accrual and severance benefit determinations, each to the extent taken into account under the applicable Worldpay benefit plan immediately prior to the effective time.

Debt Financing

No Financing Condition

FIS’ obligation to complete the merger is not contingent on FIS’ ability to obtain financing for the merger, which we refer to as the debt financing, or any other financing.

FIS’ Obligations to Obtain Financing

To the extent that FIS does not have cash currently available that is sufficient to enable it to complete the merger, FIS has agreed to use its reasonable best efforts to take all actions and to do all things necessary, proper or advisable to arrange and procure funds sufficient to complete the merger. In particular, FIS has agreed to use reasonable best efforts to (i) maintain in full force and effect the commitment letter, (ii) satisfy on a timely basis (or seek a waiver of) all conditions in the commitment letter, (iii) cause the financing sources that are party to the commitment letter or any definitive agreements in connection with the debt financing, which we refer to as the financing sources, to fund, subject to the satisfaction or waiver of the conditions in the commitment letter, the debt financing on or before the closing date, (iv) negotiate and enter into the definitive agreements with respect to the debt financing on terms and conditions contemplated by the commitment letter no later than the closing date and (v) enforce its rights under the commitment letter in the event of a breach by any financing source (subject to certain limitations set out in the merger agreement).

Prior to the closing of the merger, FIS has agreed that it will not permit any amendment, replacement, modification or supplement of, or waiver under, the commitment letter which would: (A) reduce the net cash proceeds of the debt financing to an amount such that FIS will not have available, as of the closing of the merger, funds sufficient to complete the merger; (B) adversely expand the conditions to the funding of the debt financing beyond those expressly set forth in the commitment letter, adversely amend or modify any of such conditions (including by making any such conditions less likely to be satisfied) or impose any new or additional condition to the receipt or funding of the debt financing at the closing of the merger, in each case, in a manner that would or would be reasonably likely to make it less likely that the debt financing would be funded or would otherwise prevent, materially delay or impair the transactions contemplated by the merger agreement or otherwise adversely affect the ability of FIS to complete the merger; or (C) adversely impact in any material respect the ability of FIS to enforce its rights against any of the financing sources. Notwithstanding the immediately preceding sentence, FIS is permitted to amend, supplement or modify the commitment letter to add additional lenders, arrangers, bookrunners, syndication agents and similar entities who had not executed the commitment letter as of the date of the merger agreement.

If any portion of the debt financing becomes unavailable, FIS has agreed to use reasonable best efforts to arrange alternative financing, including from alternative sources, on terms and conditions not less favorable, taken as a whole, than those set forth in the commitment letter, in an amount such that FIS will have available, as of the closing date, funds sufficient to complete the merger. Notwithstanding the immediately preceding sentence, FIS is not required to pay any fees to sources of debt in excess of those contemplated by the commitment letter.

Cooperation of Worldpay

Worldpay has agreed to use reasonable best efforts to provide to FIS, at FIS’ sole cost and expense, all cooperation as is reasonably requested by FIS in connection with the arrangement of the debt financing (including any of the permanent financing referred to in the commitment letter), including:

•

as promptly as reasonably practicable, furnishing FIS and the financing sources with certain information (including financial statements, financial data, audit reports and other financial information) relating to Worldpay, to the extent required for registered offerings of debt securities, and to the extent customarily included in syndication materials for credit facilities;

•

making appropriate members of senior management of Worldpay available, at reasonable times and locations and upon reasonable prior notice, to participate in a reasonable number of meetings, drafting sessions, presentations, road shows, rating agency presentations and due diligence sessions and other syndication activities;

•

assisting in the preparation of customary and appropriate (i) offering documents, offering memoranda, offering circulars, private placement memoranda, registration statements, prospectuses, syndication documents and other syndication materials, including information memoranda, lender and investor presentations, bank books and other marketing documents, and similar documents reasonably required for the debt financing and (ii) materials for rating agency presentations;

•

cooperating with the marketing efforts of FIS and the financing sources, including, to the extent applicable, obtaining customary representation and authorization letters and arranging for customary auditor consents;

•	assisting in obtaining or updating corporate and facility credit ratings;

•

using reasonable best efforts to cause Worldpay’s independent registered public accounting firm and internal and/or external counsel of Worldpay to provide assistance to FIS, including in connection with comfort letters and opinions of counsel to be delivered in connection with the debt financing;

•

reasonably cooperating with internal and external FIS counsel or any financing party in connection with providing back-up certificates and factual information regarding any legal opinion that such counsel may be required to deliver in connection with the financing;

•

providing all documentation and other information regarding Worldpay and its affiliates that any financing source reasonably determines is required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the USA Patriot Act of 2001, and, to the extent required by any financing source, a beneficial ownership certificate;

•

assisting in the negotiation and preparation of, and executing and delivering, any credit agreement, indenture, note, purchase agreement, underwriting agreement, pledge and security documents, guarantees, hedging agreement, customary closing certificates and any other certificates, exhibits, schedules, letters and documents as may be reasonably requested by FIS;

•	facilitating FIS to benefit from the existing lending relationships of Worldpay;

•	informing FIS if Worldpay becomes aware of any facts as a result of which a restatement of any financial statements to comply with U.S. GAAP is probable or under active consideration; and

•

taking all corporate actions, subject to the closing of the merger, reasonably requested by FIS to permit the consummation of the debt financing and to permit the proceeds thereof to be made available on the closing date.

The obligations described above will not (i) require cooperation from Worldpay to the extent it would require Worldpay to incur any monetary liability, pay any fees, reimburse any expenses, or provide any indemnity, in each case, prior to the closing of the merger that is not contingent on the closing of the merger or for which FIS is not obligated to reimburse or indemnify Worldpay, or take any actions that would cause Worldpay to breach the merger agreement or become unable to satisfy a condition to the closing of the merger, (ii) involve any binding commitment or agreement by Worldpay that is not conditioned on the closing of the merger and does not terminate without liability to Worldpay, its subsidiaries or any of its or their respective representatives upon termination of the merger agreement, (iii) require such cooperation to the extent it would unreasonably interfere with the operations or business of Worldpay, (iv) require Worldpay to provide any information the disclosure of which is prohibited or restricted by applicable law, (v) require Worldpay to take any action that will conflict with or violate its organizational or governance documents or any applicable law or order or result in the breach of any material contract to which Worldpay is a party or (vi) require Worldpay to (A) take any corporate action with respect to the debt financing that is not contingent on the closing of the merger or that would be effective prior to the closing of the merger or (B) provide or cause its legal counsel to provide any legal opinions.

The merger agreement provides that FIS will, promptly upon request by Worldpay, reimburse Worldpay for all reasonable and documented out-of-pocket costs and expenses incurred by Worldpay in satisfying its obligations described above in this section. FIS has also agreed to indemnify and hold harmless Worldpay from and against any and all losses actually suffered or incurred in connection with the arrangement of the debt financing and any information provided or used in connection therewith (other than to the extent resulting from (i) information provided by Worldpay, its subsidiaries or any of their respective affiliates or representatives in connection with the debt financing, (ii) a material breach of the merger agreement by Worldpay or (iii) the bad faith, willful misconduct, gross negligence or fraud of Worldpay, its subsidiaries or any of their respective affiliates or representatives).

Indemnification; Directors’ and Officers’ Insurance

From and after the effective time, FIS will, and will cause the surviving corporation to, indemnify and hold harmless, to the fullest extent that Worldpay would be permitted to do so, by applicable law, each present and former (determined as of the effective time) director or officer of Worldpay and its subsidiaries, when acting in such capacity, against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, damages or liabilities incurred in connection with any action or any other threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, whether arising before or after the effective time, arising in whole or in part out of, or pertaining to the fact that such director or officer is or was serving in such capacity or matters existing or occurring at or prior to the effective time.

In addition, prior to the effective time, FIS will, and will cause the surviving corporation to, obtain and fully pay the premium for six-year “tail” insurance policies for the extension of the directors’ and officers’ liability coverage of Worldpay’s existing directors’ and officers’ insurance policies and Worldpay’s existing fiduciary liability insurance policies, in each case, from one or more insurance carriers with the same or better credit rating as Worldpay’s insurance carrier as of the date of the merger agreement with respect to such insurance policies with terms, conditions, retentions and limits of liability that are at least as favorable to the insureds as Worldpay’s existing policies with respect to matters existing or occurring at or prior to the effective time (including in connection with the merger agreement or the merger), subject to the premium cap. In the alternative, Worldpay may, after consultation with, but only with the consent of FIS (and, at the request of FIS, Worldpay will use its reasonable best efforts to), obtain at or prior to the effective time a six-year “tail” policy under Worldpay’s existing directors’ and officers’ insurance policy providing equivalent coverage to that described in the preceding sentence if and to the extent that the same may be obtained for an amount that, in the aggregate, does not exceed the premium cap.

The Worldpay indemnified persons described in the first paragraph of this section will have the right to enforce the provisions of the merger agreement relating to their indemnification.

Litigation

Each of FIS and Worldpay has agreed to promptly notify the other party in writing of any action, arbitration, audit, hearing, investigation, litigation, suit, subpoena or summons issued, commenced, brought, conducted or heard by or before, or otherwise involving, any governmental entity or arbitrator pending or threatened in writing against FIS, Worldpay or any of their respective subsidiaries or affiliates (other than any negotiations or proceedings in connection with, arising out of or otherwise related to a demand for appraisal under Section 262 of the DGCL) that (i) questions or would reasonably be expected to question the validity of the merger agreement or the other agreements contemplated hereby or thereby or any actions taken or to be taken by FIS, Worldpay, or their respective subsidiaries or affiliates with respect hereto or thereto, or (ii) seeks to enjoin or otherwise restrain the transactions contemplated hereby or thereby. In addition, each of FIS and Worldpay has agreed to give the other party the opportunity to participate, at such party’s own expense, in the defense or settlement of any stockholder litigation against Worldpay and/or its directors or affiliates or FIS and/or its directors or affiliates relating to the transactions contemplated by the merger agreement, and no such settlement will be agreed without FIS’ or Worldpay’s, as applicable, prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

Conditions to the Completion of the Merger

The respective obligations of each of Worldpay, FIS and Merger Sub to effect the merger are subject to the satisfaction at or prior to the effective time of the following conditions:

•

Worldpay Stockholder Approval and FIS Shareholder Approval. The approval of the Worldpay merger proposal by the requisite vote of Worldpay stockholders must have been obtained, and the approval of the FIS share issuance proposal by the requisite vote of FIS shareholders must have been obtained.

•	NYSE Listing. Shares of FIS common stock that will be issued pursuant to the merger agreement must have been authorized for listing on the NYSE, subject to official notice of issuance.

•

Effectiveness of the Registration Statement. The registration statement of which this joint proxy statement/prospectus forms a part must have become effective under the Securities Act and must not be the subject of any stop order issued by the SEC or any proceedings for that purpose that have been initiated or threatened by the SEC and not withdrawn.

•

Prospectus. A prospectus in relation to the FIS common stock must have been, if required by applicable law, approved by the FCA or other applicable government entity and made available to the public in accordance with applicable law.

•

No Injunction or Restraints and No Illegality. There must not be any order, injunction or decree issued by any governmental entity of competent jurisdiction preventing the completion of the merger in effect, and there must not be any statute, rule or regulation that has been enacted, entered, promulgated or enforced by any relevant governmental entity which prohibits or makes illegal completion of the merger.

•	Requisite Regulatory Approvals. All requisite regulatory approvals as described below must have been obtained:

•

any applicable waiting period under the HSR Act must have been expired or been earlier terminated and any timing agreement delaying the closing entered into in connection therewith must have expired, which we refer to as the HSR Act clearance;

•

all other authorizations, consents, orders, approvals, filings and declarations (and all other expirations of waiting periods), required pursuant to other antitrust or competition laws of certain non-U.S. jurisdictions as agreed to by the parties must have been obtained, including the European Union; and

•

approval of each of the FCA and the Dutch Central Bank, as agreed to by the parties, must have been obtained and must remain in full force and effect and all statutory waiting periods in respect thereof must have expired or been terminated.

The obligations of FIS and Merger Sub to effect the merger are subject to the satisfaction, or waiver by FIS, at or prior to the effective time, of the following additional conditions:

•

subject to certain exceptions and materiality standards provided in the merger agreement, the representations and warranties of Worldpay must be true and correct as of the date of the merger agreement and as of and as though made on the closing date (except to the extent a representation or warranty is made solely as of an earlier date, in which case as of such date); and

•

subject to certain exceptions provided in the merger agreement, Worldpay must have performed or complied in all material respects with all obligations required to be performed or complied with by it under the merger agreement at or prior to the closing

The obligations of Worldpay to effect the merger are subject to the satisfaction, or waiver by Worldpay, at or prior to the effective time, of the following additional conditions:

•

subject to certain exceptions and materiality standards provided in the merger agreement, the representations and warranties of FIS must be true and correct as of the date of the merger agreement and as of the closing date and as though made on the closing date (except to the extent a representation or warranty is made solely as of an earlier date, in which case as of such date);

•

each of FIS and Merger Sub must have performed and complied with, in all material respects, the obligations required to be performed and complied with by it under the merger agreement at or prior to the closing.

Termination

Termination by Mutual Consent

The merger agreement may be terminated at any time prior to the effective time by mutual consent of FIS and Worldpay in a written instrument.

Termination by Either FIS or Worldpay

Either FIS or Worldpay may terminate the merger agreement at any time prior to the effective time under the following circumstances:

•

if (i) any governmental entity required to grant a requisite regulatory approval has denied approval of the merger and such denial has become final and non-appealable or (ii) any governmental entity of competent jurisdiction has issued a final non-appealable order, injunction or decree permanently enjoining or otherwise prohibiting or making illegal the completion of the merger (unless the occurrence of the foregoing is due to the failure of the party seeking to terminate the merger agreement to perform or comply with the covenants and agreements of such party set forth in the merger agreement);

•	if the merger has not completed by March 17, 2020, referred to as the initial termination date and, as it may be extended below, referred to as the termination date:

•

if, on the initial termination date, any of the requisite regulatory approvals has not been obtained and all of the other conditions to closing set forth in the merger agreement have been satisfied or waived (other than those conditions that by their nature can only be satisfied at the closing), the initial termination date may be extended by either FIS or Worldpay to June 17, 2020, which we refer to as the extended termination date, on written notice to the other party on or by the initial termination date;

•

notwithstanding the foregoing, if the failure of the closing to occur by the initial termination date or the extended termination date, as applicable, is due to the failure of the party seeking to terminate the merger agreement or to extend the termination date, as applicable, to perform or observe the covenants and agreements of such party set forth in the merger agreement, such party will not have the right to seek to terminate the merger agreement or to extend the termination date, as applicable, which we refer to as the outside date termination;

•

if the requisite approval by the Worldpay stockholders of the Worldpay merger proposal has not been obtained by the time that the duly convened Worldpay meeting (including any adjournments or postponements thereof) has been concluded, which such termination we refer to as a Worldpay stockholder approval failure termination; or

•

if the requisite approval by the FIS shareholders of the FIS share issuance proposal has not been obtained by the time that the duly convened FIS meeting (including any adjournments or postponements) has concluded, which such termination we refer to as an FIS shareholder approval failure termination.

Termination by FIS

FIS may also terminate the merger agreement at any time prior to the effective time under the following circumstances:

•

if FIS is not then in material breach of any representation, warranty, covenant or other agreement contained in the merger agreement, and if there has been a breach of any of the covenants or agreements or any of the representations or warranties (or any such representation or warranty ceases to be true) set forth in the merger agreement on the part of Worldpay, which breach or failure to be true, either individually or in the aggregate with all other breaches by Worldpay (or failures of such representations or warranties to be true), would constitute, if occurring or continuing on the date on which the closing would otherwise have been required to occur pursuant to the merger agreement, the failure of a condition to close as set forth in the merger agreement, and which breach is not cured within the earlier of the termination date and 60 days following written notice to Worldpay or by its nature or timing cannot be cured, which such termination we refer to as a “Worldpay material breach termination;” or

•

prior to obtaining the requisite approval by the Worldpay stockholders of the Worldpay merger proposal, if the Worldpay board has (i) failed to recommend in this joint proxy statement/prospectus that the Worldpay stockholders approve the Worldpay merger proposal, (ii) effected a change in Worldpay recommendation or (iii) submitted the merger agreement to the Worldpay stockholders for adoption and approval without a recommendation for adoption and approval, which such termination we refer to as a “change in Worldpay recommendation termination.”

Termination by Worldpay

Worldpay may also terminate the merger agreement at any time prior to the effective time under the following circumstances:

•

if Worldpay is not then in material breach of any representation, warranty, covenant or other agreement contained in the merger agreement, and if there has been a breach of any of the covenants or agreements or any of the representations or warranties (or any such representation or warranty ceases to be true) set forth in the merger agreement on the part of FIS or Merger Sub, which breach or failure to be true, either individually or in the aggregate with all other breaches by FIS or Merger Sub (or failures of such representations or warranties to be true), would constitute, if occurring or continuing on the date on which the closing would otherwise have been required to occur pursuant to the merger agreement, the failure of a condition to close as set forth in the merger agreement, and which breach is not cured within the earlier of the termination date and 60 days following written notice to FIS or by its nature or timing cannot be cured, which such termination we refer to an “FIS material breach termination;” or

•

prior to obtaining the requisite approval by the FIS shareholders of the FIS share issuance proposal, if the FIS board has (i) failed to recommend in this joint proxy statement/prospectus that the FIS shareholders approve the FIS share issuance proposal, (ii) effected an FIS change in recommendation or (iii) submitted the FIS share issuance proposal to the FIS shareholders for approval without a recommendation for approval, which such termination we refer to as a change in FIS recommendation termination.

Termination Fee

FIS will be required to pay to Worldpay a termination fee of $1 billion under the following circumstances:

•	in the event that the merger agreement is terminated by Worldpay pursuant to a change in FIS recommendation termination; or

•	in the event that:

•

after the date of the merger agreement and prior to the termination of the merger agreement, a bona fide acquisition proposal has been made known to the FIS board or directly to FIS’ shareholders generally or any person has publicly announced a bona fide acquisition proposal with respect to FIS;

•	such acquisition proposal has not been withdrawn;

•	thereafter the merger agreement is terminated (i) by either FIS or Worldpay pursuant to an outside date termination without the requisite approval by the FIS shareholders of the FIS share issuance proposal having been obtained, (ii) by either FIS or Worldpay pursuant to an FIS shareholder approval failure termination or (iii) by Worldpay pursuant to an FIS material breach termination; and

•

prior to the date that is 12 months after the date of such termination, FIS enters into a definitive agreement or completes a transaction with respect to an acquisition proposal (whether or not the same acquisition proposal as that referred to above) (for purposes of this provision only, all references in the definition of acquisition proposal to “25%” instead refer to “50%”).

Worldpay will be required to pay to FIS a termination fee of $1 billion under the following circumstances:

•	in the event that the merger agreement is terminated by FIS pursuant to a change in Worldpay recommendation termination; or

•	in the event that:

•

after the date of the merger agreement and prior to the termination of the merger agreement, a bona fide acquisition proposal has been made known to the Worldpay board or directly to Worldpay’s stockholders generally or any person has publicly announced a bona fide acquisition proposal with respect to Worldpay;

•	such acquisition proposal has not been withdrawn;

•

thereafter the merger agreement is terminated (i) by either FIS or Worldpay pursuant to an outside date termination without the requisite approval by the Worldpay stockholders of the Worldpay merger proposal having been obtained, (ii) by either FIS or Worldpay pursuant to a Worldpay stockholder approval failure termination or (iii) by FIS pursuant to a Worldpay material breach termination; and

•

prior to the date that is 12 months after the date of such termination, Worldpay enters into a definitive agreement or completes a transaction with respect to an acquisition proposal (whether or not the same acquisition proposal as that referred to above) (for purposes of this provision only, all references in the definition of acquisition proposal to “25%” instead refer to “50%”).

Specific Performance

The parties will be entitled to specific performance of the terms of the merger agreement, including an injunction or injunctions to prevent breaches or threatened breaches of the merger agreement and to enforce specifically the terms and provisions of the merger agreement. This right is in addition to any other remedy to which such party is entitled at law or in equity.

Expenses

Subject to any termination fee as described above, each party is required to pay all fees and expenses incurred by it in connection with the merger agreement and the transactions contemplated thereby, except that the parties will share equally (i) all costs and expenses of printing and mailing this joint proxy statement/prospectus and all filing and other fees paid to the SEC or FCA, as applicable, in connection with the merger and (ii) all costs and expenses in connection with filings under the HSR Act and similar competition laws of other jurisdictions.

Governing Law

The merger agreement will be governed and construed in accordance with the laws of the State of Delaware, except that matters relating to the fiduciary duties of the FIS board will be governed and construed in accordance with the laws of the State of Georgia.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

On March 17, 2019, FIS, Merger Sub, a wholly owned subsidiary of FIS, and Worldpay entered into the merger agreement pursuant to which, on the terms and subject to the conditions set forth in the merger agreement, Merger Sub will merge with and into Worldpay, with Worldpay surviving the merger, and becoming a wholly owned subsidiary of FIS.

On the terms and subject to the conditions set forth in the merger agreement, at the effective time of the merger, each share of the Class A common stock of Worldpay (other than excluded shares) will be converted into the right to receive 0.9287 shares of common stock of FIS and $11.00 in cash.

In addition, each outstanding Worldpay equity award, other than any award granted under the ESPP, or the SAYE Plans, will automatically and without any action on the part of the holder, be converted into an equity award denominated in shares of FIS common stock based on the equity exchange ratio.

FIS intends to fund the cash portion of the merger consideration and other expenses of the merger, as well as repay certain outstanding indebtedness of Worldpay, utilizing cash on hand, its existing commercial paper program and proceeds from new permanent financing. In September 2018, FIS established a commercial paper program for the issuance and sale of senior, unsecured commercial paper notes, up to a maximum aggregate amount outstanding at any time of $4 billion. The commercial paper notes have maturities of up to 397 days from the date of issue. Concurrently with entering into the merger agreement, FIS entered into the commitment letter with the lenders, pursuant to which the lenders have committed to provide a 364-day senior unsecured bridge term loan facility in an aggregate principal amount of up to $7.5 billion. The commitments of the lenders under the commitment letter are subject to customary conditions, including the execution and delivery of definitive documentation with respect to the bridge facility in accordance with the terms set forth in the commitment letter. FIS will pay customary fees and expenses in connection with obtaining the bridge facility. In the event that the new FIS permanent financing is not issued prior to the closing of the merger, then FIS intends to use the $7.5 billion in proceeds from the bridge facility, together with approximately $2 billion in borrowings under the commercial paper program, to pay the aggregate cash consideration and repay certain outstanding indebtedness of Worldpay and its subsidiaries on the closing date. For these unaudited pro forma condensed combined financial statements, FIS has assumed that the new FIS permanent financing will not be issued and that the merger will be financed with $7.5 billion of bridge facility proceeds and $2 billion of borrowings under the commercial paper program as described above because no permanent financing has yet been issued.

Completion of the merger is subject to the satisfaction or waiver of the conditions to the closing described in “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page [●], including the approval of the Worldpay merger proposal by the requisite vote of Worldpay stockholders at the Worldpay special meeting and approval of the FIS share issuance proposal by the requisite vote of FIS shareholders at the FIS special meeting.

The following unaudited pro forma condensed combined financial statements give effect to the merger and include adjustments for the following:

•	certain reclassifications to conform historical financial statement presentation of FIS and Worldpay;

•	the proceeds and uses of the bridge facility and commercial paper program;

•

application of the acquisition method of accounting under the provisions of the Financial Accounting Standards Board (FASB) Accounting Standards Codification, which we refer to as ASC 805, “Business Combinations,” to reflect estimated merger consideration of approximately $42.6 billion (approximately $33.0 billion in share consideration based on the closing price of FIS common stock on April 4, 2019, approximately $3.4 billion of cash consideration and $6.2 billion in repayment of Worldpay debt as described above (which includes accrued interest associated with the Worldpay debt), in exchange for 100% of all outstanding Worldpay Class A common stock; there are no outstanding shares of Worldpay Class B common stock as of April 4, 2019); and

•	transaction costs in connection with the merger; and

•

transaction costs in connection with Worldpay’s acquisition of Worldpay Group plc in January 2018. For purposes of the unaudited pro forma condensed combined statement of earnings, FIS did not include the pro forma effect of Worldpay Group plc from January 1, 2018 through January 15, 2018, as the impact was not considered material to the combined company financial information.

The following unaudited pro forma condensed combined financial statements and related notes are based on and should be read in conjunction with (i) the historical audited consolidated financial statements of FIS and the related notes included in FIS’ Annual Report on Form 10-K for the year ended December 31, 2018, which is incorporated by reference herein, and (ii) the historical audited consolidated financial statements of Worldpay and the related notes included in Worldpay’s Annual Report on Form 10-K for the year ended December 31, 2018, which is incorporated by reference herein (we refer to (i) and (ii) as the 2018 year-end financial statements).

The unaudited pro forma condensed combined statement of earnings for the year ended December 31, 2018 combines the historical consolidated statements of earnings of FIS and Worldpay that are included in the applicable 2018 year-end financial statements, giving effect to the merger as if it had been completed on January 1, 2018. The accompanying unaudited pro forma condensed combined balance sheet as of December 31, 2018 combines the historical consolidated balance sheets of FIS and Worldpay that are included in the applicable 2018 year-end financial statements, giving effect to the merger as if it had been completed on December 31, 2018.

The historical consolidated financial information has been adjusted in the unaudited pro forma condensed combined financial statements to give effect to pro forma events that are (i) directly attributable to the merger, (ii) factually supportable and (iii) with respect to the unaudited pro forma condensed combined statement of earnings, expected to have a continuing effect on the combined results of FIS and Worldpay. The unaudited pro forma condensed combined financial statements contained herein do not reflect the costs of any integration activities or benefits that may result from the realization of future cost savings from operating efficiencies, or any other synergies that may result from the merger.

The unaudited pro forma condensed combined financial statements and related notes are being provided for illustrative purposes only and do not purport to represent what the combined company’s actual results of operations or financial position would have been had the merger been completed on the dates indicated, nor are they necessarily indicative of the combined company’s future results of operations or financial position for any future period.

The unaudited pro forma condensed combined financial information has been prepared using the acquisition method of accounting under U.S. GAAP. The acquisition method of accounting is dependent upon certain procedures, such as valuations, appraisals, and discussions and input from Worldpay management, which have to be performed to obtain the necessary information to recognize the acquired assets and liabilities at fair value. At this time, these activities have yet to progress to a stage where there is sufficient information for a definitive measurement.

FIS has not identified all adjustments necessary to conform Worldpay’s accounting policies to FIS’ accounting policies. Upon completion of the acquisition, or as more information becomes available, FIS will perform a more detailed review of Worldpay’s accounting policies. As a result of that review, differences could be identified between the accounting policies of the two companies that, when conformed, could have a material impact on the combined company’s financial information. Further, there were no material transactions and balances between FIS and Worldpay as of and for the year ended December 31, 2018.

The value of the total merger consideration will be determined based on (i) the closing price of FIS common stock on the closing date and the number of issued and outstanding shares of Worldpay Class A common stock immediately prior to the closing, and (ii) the outstanding debt of Worldpay required to be repaid as of the closing date, which may differ from the amount of debt outstanding as of December 31, 2018. In addition, FIS currently expects to replace the bridge facility prior to the closing of the merger with permanent financing, which may include the issuance of debt securities.

As a result of the foregoing, the pro forma adjustments are preliminary and have been made solely for the purpose of providing unaudited pro forma condensed combined financial information. Differences between these preliminary estimates and the final acquisition accounting will arise, and these differences could have a material impact on the accompanying unaudited pro forma condensed combined financial statements and the combined company’s future results of operations and financial position.

Upon completion of the merger, a final determination of the fair value of Worldpay’s assets acquired and liabilities assumed will be performed. Any changes in the fair values of the net assets or total purchase consideration as compared with the information shown in the unaudited pro forma condensed combined financial statements may change the amount of the total purchase consideration allocated to goodwill and other assets and liabilities and may impact the combined company’s statement of earnings. The final purchase consideration allocation may be materially different than the preliminary purchase consideration allocation presented in the unaudited pro forma condensed combined financial statements.

Fidelity National Information Services, Inc.

Unaudited Pro Forma Condensed Combined Balance Sheet

As of December 31, 2018

(In millions)

	FIS Historical	Worldpay Historical (Rounded)	Pro Forma Financing Adjustments	Note 4	Pro Forma Acquisition Adjustments	Note 4	Total FIS
	December 31, 2018	December 31, 2018					Pro Forma Combined
		Note 2
ASSETS
Current assets:
Cash and cash equivalents	$703	$197	$9,470	4 (a)	(9,705)	4 (a)	$665
Settlement deposits	700	3,132	—		—		3,832
Trade receivables, net	1,472	1,695	—		—		3,167
Contract assets	123	—	—		—		123
Settlement receivables	281	—	—		—		281
Other receivables	166	—	—		—		166
Prepaid expenses and other current assets	288	606	—		—		894

Total current assets	3,733	5,630	9,470		(9,705)		9,128
Property and equipment, net	587	193	—		—		780
Goodwill	13,545	14,138	—		21,751	4 (c)	49,434
Intangible assets, net	3,132	3,085	—		7,415	4 (b)	13,632
Computer software, net	1,795	881	—		(647)	4 (b)	2,029
Deferred contract costs, net	475	143	—		(143)	4 (b)	475
Other noncurrent assets	503	819			(751)	4 (e)	571

Total assets	$23,770	$24,889	$9,470		$17,920		$76,049

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$1,099	$1,892	$—		$(12)	4 (d)	$2,979
Settlement payables	972	3,724	—		—		4,696
Deferred revenue	739	25	—		—		764
Short-term borrowings	267	—	9,470	4 (d)	—		9,737
Current portion of long-term debt	48	248	—		(226)	4 (d)	70

Total current liabilities	3,125	5,889	9,470		(238)		18,246
Long-term debt, excluding current portion	8,670	7,656	—		(5,910)	4 (d)	10,416
Deferred income taxes	1,360	474	—		1,391	4 (e)	3,225
Deferred revenue	67	—	—		—		67
Other long-term liabilities	326	666	—		—		992

Total liabilities	13,548	14,685	9,470		(4,757)		32,946

Equity:
Total FIS equity	10,215	—	—		32,869	4 (f)	43,084
Total Worldpay equity	—	9,854	—		(9,854)	4 (f)	—
Noncontrolling interest	7	350	—		(338)	4 (g)	19

Total equity	10,222	10,204	—		22,677		43,103

Total liabilities and equity	$23,770	$24,889	$9,470		$17,920		$76,049

See accompanying notes to unaudited pro forma condensed combined financial information.

Fidelity National Information Services, Inc.

Unaudited Pro Forma Condensed Combined Statement of Earnings

For The Year Ended December 31, 2018

(In millions, except per share amounts)

	FIS Historical	Worldpay Historical (Rounded)	Pro Forma Financing Adjustments	Note 5	Pro Forma Acquisition Adjustments	Note 5	Total FIS	Note 5
	For the Year Ended December 31, 2018	For the Year Ended December 31, 2018					Pro Forma Combined
		Note 2
Revenue	$8,423	$3,925	$—		$27	5 (a)	$12,375
Cost of revenue	5,569	2,463	—		129	5 (b)	8,161

Gross profit	2,854	1,462	—		(102)		4,214
Selling, general and administrative expenses	1,301	1,123	—		(114)	5 (b)	2,310
Asset impairments	95	—	—		—		95

Operating income	1,458	339	—		12		1,809

Other income (expense):
Interest income	17	11	—		—		28
Interest expense	(314)	(316)	(397)	5 (c)	233	5 (c)	(794)
Other income (expense), net	(57)	(42)	—		—		(99)

Total other income (expense), net	(354)	(347)	(397)		233		(865)

Earnings before income taxes and equity method investment earnings (loss)	1,104	(8)	(397)		245		944
Provision (benefit) for income taxes	208	(28)	(83)	5 (d)	51	5 (d)	148
Equity method investment earnings (loss)	(15)	—	—		—		(15)

Net earnings (loss)	881	20	(314)		194		781
Less: Net (earnings) loss attributable to non-controlling interests	(35)	(7)	—		4	5 (e)	(38)

Net earnings (loss) attributable to shareholders	$846	$13	$(314)		$198		$743

Earnings (loss) per common share from continuing operations
Basic	$2.58						$1.20
Diluted	$2.55						$1.20
Weighted average common shares outstanding:
Basic	328						617	5 (f)
Diluted	332						621	5 (f)

See accompanying notes to unaudited pro forma condensed combined financial information.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

1. Basis of pro forma presentation

The accompanying unaudited pro forma condensed combined financial statements and related notes were prepared in accordance with Article 11 of Regulation S-X. The unaudited pro forma condensed combined statement of earnings for the year ended December 31, 2018 combines the historical consolidated statements of earnings of FIS and Worldpay included in the applicable 2018 year-end financial statements, giving effect to the merger as if it had been completed on January 1, 2018. The accompanying unaudited pro forma condensed combined balance sheet as of December 31, 2018 combines the historical consolidated balance sheets of FIS and Worldpay included in the applicable 2018 year-end financial statements, giving effect to the merger as if it had been completed on December 31, 2018.

FIS’ and Worldpay’s historical financial statements were prepared in accordance with U.S. GAAP and presented in U.S. dollars. As discussed in Note 2, certain reclassifications were made to align FIS’ and Worldpay’s financial statement presentation. FIS has not identified all adjustments necessary to conform Worldpay’s accounting policies to FIS’ accounting policies. Upon completion of the merger, or as more information becomes available, FIS will perform a more detailed review of Worldpay’s accounting policies. As a result of that review, differences could be identified between the accounting policies of the two companies that, when conformed, could have a material impact on the combined company’s financial information. Further, there were no material transactions and balances between FIS and Worldpay as of and for the year ended December 31, 2018.

The accompanying unaudited pro forma condensed combined financial statements and related notes were prepared using the acquisition method of accounting under the provisions of ASC 805, with FIS considered the acquirer of Worldpay. ASC 805 requires, among other things, that the assets acquired and liabilities assumed in a business combination be recognized at their fair values as of the acquisition date. For purposes of the unaudited pro forma condensed combined balance sheet, the purchase consideration has been allocated to the assets acquired and liabilities assumed of Worldpay based upon management’s preliminary estimate of their fair values as of December 31, 2018. FIS has not completed the valuation analysis and calculations in sufficient detail necessary to arrive at the required estimates of the fair market value of the Worldpay assets to be acquired or liabilities assumed, other than a preliminary estimate for intangible assets. Accordingly, apart from intangible assets, Worldpay assets and liabilities are presented at their respective carrying amounts and should be treated as preliminary fair values. Any differences between the fair value of the consideration transferred and the fair value of the assets acquired and liabilities assumed will be recorded as goodwill. Accordingly, the purchase price allocation and related adjustments reflected in these unaudited pro forma condensed combined financial statements are preliminary and subject to revision based on a final determination of fair value.

All amounts presented within these Notes to Unaudited Pro Forma Condensed Combined Financial Statements are in millions, except per share data or as denoted otherwise.

2. Worldpay and FIS reclassification adjustments

During the preparation of these unaudited pro forma condensed combined financial statements, management performed a preliminary analysis of Worldpay’s financial information to identify differences in accounting policies as compared to those of FIS and differences in financial statement presentation as compared to the presentation of FIS. At the time of preparing these unaudited pro forma condensed combined financial statements, FIS had not identified all adjustments necessary to conform Worldpay’s accounting policies to FIS’ accounting policies. The below adjustments represent FIS’ best estimates based upon the information currently available to FIS and could be subject to change once more detailed information is available.

Refer to the table below for a summary of reclassification adjustments made to present Worldpay’s consolidated balance sheet as of December 31, 2018 to conform presentation:

Worldpay Historical Consolidated Statement of Financial Position Line Items	FIS Historical Consolidated Balance Sheet Line Items	Worldpay Historical Consolidated Statement of Financial Position	Reclassification (Rounded)			Worldpay Adjusted Historical Consolidated Balance Sheet (Unaudited, Rounded)
(in millions)
Cash and cash equivalents	Cash and cash equivalents	$196.5	$—			$197
Accounts receivable—net	Trade receivables, net	1,694.8	—			1,695
Settlement assets and merchant float		3,132.3	(3,132)	(a	)	—
	Settlement deposits	—	3,132	(a	)	3,132
Prepaid expenses		80.0	(80)	(b	)	—
Other		526.1	(526)	(b	)	—
	Prepaid expenses and other current assets	—	606	(b	)	606
Property, equipment and software—net		1,074.1	(1,074)	(c	)	—
	Property and equipment, net	—	193	(c	)	193
	Computer software, net	—	881	(c	)	881
Intangible assets—net	Intangible assets, net	3,127.8	(43)	(d	)	3,085
Goodwill	Goodwill	14,137.9	—			14,138
Deferred taxes		789.9	(790)	(d	)	—
Other assets		129.1	(129)	(d	)	—
	Deferred contract costs, net	—	143	(d	)	143
	Other noncurrent assets	—	819	(d	)	819
						—
Accounts payable and accrued expenses		1,188.7	(1,189)	(e	)	—
Settlement obligations	Settlement payables	3,723.6	—			3,724
Current portion of note payable		225.7	(226)	(f	)	—
Current portion of tax receivable agreement obligations		73.1	(73)	(e	)	—
Deferred income	Deferred revenue	25.1	—			25
Current maturities of capital lease obligations		22.7	(23)	(f	)	—
Other		630.3	(630)	(e	)	—
	Accounts payable and accrued liabilities		1,892	(e	)	1,892
	Current portion of long-term debt		248	(f	)	248
Notes payable	Long-term debt, excluding current portion	7,622.1	34	(h	)	7,656
Tax receivable agreement obligations		590.8	(591)	(g	)	—
Capital lease obligations		34.3	(34)	(h	)	—
Deferred taxes	Deferred income taxes	473.7	—			474
Other		74.4	(74)	(g	)	—
	Other long-term liabilities	—	666	(g	)	666
Non-controlling interests	Noncontrolling interest	349.6	—			350
Total Worldpay, Inc. Equity	Total Worldpay Equity	9,854.4	—			9,854

(a)	Represents a reclassification of settlement assets and merchant float to conform to FIS presentation.
(b)	Represents a reclassification of prepaid expenses and other to conform to FIS presentation.
(c)	Represents a reclassification of property, equipment and software—net to conform to FIS presentation.

(d)	Represents a reclassification of deferred taxes, deferred contract costs and other assets to conform to FIS presentation.
(e)	Represents a reclassification of accounts payable and accrued expenses, current portion of tax receivable agreement obligations and other to conform to FIS presentation.
(f)	Represents a reclassification of current portion of note payable and current maturities of capital lease obligations to conform to FIS presentation.*
(g)	Represents a reclassification of tax receivable agreement obligations and other to conform to FIS presentation.*
(h)	Represents a reclassification of capital lease obligations to conform to FIS presentation.
*	Amounts may not sum due to rounding.

Refer to the table below for a summary of reclassification adjustments made to Worldpay’s consolidated statement of income for the year ended December 31, 2018 to conform presentation:

Worldpay Historical Consolidated Statement of Income Line Items	FIS Historical Consolidated Statement of Earnings Line Items	Worldpay Historical Consolidated Statement of Income	Reclassification (Rounded)			Worldpay Adjusted Historical Consolidated Statement of Income (Unaudited, Rounded)
(in millions)
Revenue	Revenue	$3,925.4	$—			$3,925
	Cost of revenue	—	2,463	(a	)	2,463
Sales and marketing		1,131.7	(1,132)	(a	)	—
Other operating costs		698.0	(698)	(a	)	—
General and administrative		662.1	(662)	(a	)	—
Depreciation and amortization		1,095.0	(1,095)	(a	)	—
	Selling, general and administrative expenses	—	1,123	(a	)	1,123
Interest expense—net		(304.9)	305	(b	)	—
	Interest income	—	11	(b	)	11
	Interest expense	—	(316)	(b	)	(316)
Non-operating (expense) income	Other income (expense), net	(41.8)	—			(42)
Income tax (benefit) expense	Provision (benefit) for income taxes	(27.7)	—			(28)
Net income attributable to non-controlling interests	Net (earnings) loss attributable to noncontrolling interest	(6.8)	—			(7)
Net income attributable to Worldpay, Inc.	Net earnings (loss) attributable to shareholders	12.8	—			13

(a)

Represents a reclassification of general and administrative to selling, general and administrative expenses to conform to FIS presentation. In addition, represents a reclassification of sales and marketing, other operating costs and depreciation and amortization to align in proportion to cost of revenue and selling, general and administrative expenses of FIS.*

(b)	Represents a reclassification of interest income and interest expense to conform to FIS presentation.
*	Amounts may not sum due to rounding.

3. Preliminary purchase price allocation

Refer to the table below for the preliminary calculation of estimated value of the merger consideration:

Preliminary Calculation of Estimated Value of the Merger Consideration

(in millions except per share amounts)	Note		Amount (Rounded)
Cash consideration:	(i)
US dollars per share of Worldpay per merger agreement		$11
Shares of Worldpay as of April 4, 2019 of 311,218,543		311

Estimated cash consideration to be paid to Worldpay stockholders pursuant to the merger agreement			$3,423

Share consideration:	(i)
Shares of Worldpay as of April 4, 2019 of 311,218,543		311
Exchange ratio per merger agreement		0.9287

FIS common shares to be issued		289
Closing share price of FIS on April 4, 2019 of $114.03 per share		$114

Estimated value of FIS common shares to be issued to Worldpay stockholders pursuant to the merger agreement			32,958

Estimated repayment of Worldpay’s debt (including accrued interest)	(ii)		6,193

Preliminary fair value of estimated total merger consideration	(iii)		$42,574

(i)

Under the terms of the merger agreement, at the effective time, Worldpay Class A common stockholders will be entitled to receive 0.9287 shares of FIS common stock, par value $0.01 per share plus $11.00 in cash for each outstanding share of Worldpay Class A common stock. For purposes of the unaudited pro forma condensed combined balance sheet, the estimated merger consideration is based on the total Worldpay Class A common stock issued and outstanding as of April 4, 2019 and the closing price per share of FIS common stock on April 4, 2019 as well as cash consideration of $11.00 per share. A 10% change in the closing price per share of FIS common stock would increase or decrease the estimated fair value of share consideration transferred by approximately $3.3 billion.

(ii)

Worldpay’s existing Term A Loans, Term B Loans and Revolving Credit Facility are required to be repaid in connection with the merger. Based on the amounts of Worldpay debt reflected as outstanding on the Worldpay balance sheet as of December 31, 2018, a total of $6,181 million aggregate principal amount is to be repaid (excluding $45 million of unamortized debt issuance costs). In addition, accrued interest of approximately $12 million associated with the Worldpay debt is to be paid in connection with such repayment. Amounts outstanding under the various Worldpay debt arrangements will change between the date of the Worldpay balance sheet as of December 31, 2018 used for purposes of these unaudited pro forma condensed combined financial statements and the closing date. Accordingly, the amount of Worldpay debt actually repaid on the closing date may differ from the amount to be repaid as of the date of these unaudited pro forma condensed combined financial statements.

(iii)

Pursuant to the merger agreement, each outstanding Worldpay equity award, other than any award granted under the ESPP, or the SAYE Plans, will automatically and without any action on the part of the holder, be converted into an equity award denominated in shares of FIS common stock based on the equity award exchange ratio. FIS has not completed its analysis and calculations related to eligible employees and vesting schedules in sufficient detail necessary to arrive at fair value at this time; however, the impact is not expected to be material in the context of the transaction. Any corresponding adjustment may result in the recognition of an incremental component of purchase consideration transferred, which is not currently reflected in the preliminary estimate of merger consideration.

The preliminary estimated merger consideration as shown in the table above is allocated to the tangible and intangible assets acquired and liabilities assumed of Worldpay based on their preliminary estimated fair values. As mentioned above in Note 1, FIS has not completed the valuation analysis and calculations in sufficient detail necessary to arrive at the required estimates of the fair market value of the Worldpay assets to be acquired or liabilities assumed, other than a preliminary estimate for intangible assets. Accordingly, assets acquired and liabilities assumed are presented at their respective carrying amounts and should be treated as preliminary fair values. The fair value assessments are preliminary and are based upon available information and certain assumptions, which FIS believes are reasonable under the circumstances. Actual results may differ materially from the assumptions within the unaudited pro forma condensed combined financial statements.

The following table sets forth a preliminary allocation of the estimated merger consideration to the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed of Worldpay using Worldpay’s audited consolidated statement of financial position as of December 31, 2018, with the excess recorded to goodwill:

Description	Amount
(in millions)
Preliminary fair value of estimated total merger consideration	$42,574
Assets
Cash and cash equivalents	197
Settlement deposits	3,132
Trade receivables, net	1,695
Prepaid expenses and other current assets	606
Property and equipment, net	193
Intangible assets, net	10,500
Computer software, net	234
Other noncurrent assets	68

Total assets	16,625
Liabilities
Accounts payable and accrued liabilities	1,880
Settlement payables	3,724
Deferred revenue	25
Current portion of long-term debt	22
Long-term debt, excluding current portion	1,746
Deferred income taxes	1,865
Other long-term liabilities	666

Total liabilities	9,928
Noncontrolling interest	12
Less: Net assets	6,685

Goodwill	$35,889

4. Adjustments to the unaudited pro forma condensed combined balance sheet

Refer to the items below for a reconciliation of the pro forma adjustments reflected in the unaudited pro forma condensed combined balance sheet:

(a)	Reflects the sources and uses of funds relating to the merger as follows:

Description	Note	Amount
(in millions)
Pro forma financing adjustments:
Proceeds from bridge facility	(i)	$7,470
Proceeds from commercial paper program	(i)	2,000

		$9,470

Pro forma acquisition adjustments:
Cash consideration paid to Worldpay shareholders	(ii)	$(3,423)
Repayment of Worldpay debt	(iii)	(6,193)
Cash paid for transaction costs	(iv)	(89)

		$(9,705)

(i)

To fund amounts payable in connection with the merger, the lenders have committed to provide FIS the bridge facility in an aggregate principal amount of up to $7.5 billion and FIS will use approximately $2 billion of its existing commercial paper program. The proceeds for the bridge facility above are net of estimated debt issuance costs of approximately $30 million. FIS currently expects to replace the bridge facility prior to the closing of the merger with permanent financing, which may include the issuance of debt securities.

(ii)	At the effective time, Worldpay holders of Class A common stock will be entitled to receive $11.00 in cash per each outstanding share of Worldpay Class A common stock.
(iii)

Worldpay’s existing Term A Loans, Term B Loans and revolving credit facility are required to be repaid in connection with the merger. Based on the amounts of Worldpay debt reflected as outstanding on the Worldpay balance sheet as of December 31, 2018, a total of $6,181 million aggregate principal amount is to be repaid (excluding $45 million of unamortized debt issuance costs). In addition, accrued interest of approximately $12 million associated with the Worldpay debt is to be paid in connection with such repayment. Amounts outstanding under the various Worldpay debt arrangements will change between the date of the Worldpay balance sheet as of December 31, 2018 used for purposes of these unaudited pro forma condensed combined financial statements and the closing date. Accordingly, the amount of Worldpay debt actually repaid on the closing date may differ from the amount to be repaid as of the date of these unaudited pro forma condensed combined financial statements.

(iv)	Reflects estimated cash paid for transaction costs to be incurred by FIS and Worldpay.

(b)	Reflects an adjustment to intangible assets, net based on a preliminary fair value assessment:

Description	Note	Amount
(in millions)
Fair value of intangible assets acquired	(i)	$10,500
Removal of Worldpay historical intangible assets		(3,085)

Pro forma adjustment to intangible assets, net		7,415

Pro forma adjustment to remove Worldpay historical internally developed computer software assets	(i)	(647)
Pro forma adjustment to remove Worldpay historical deferred contract costs	(ii)	(143)

(i)

FIS determined a preliminary fair value estimate of intangible assets based on a review of prior FIS acquisitions and similar acquisitions within the industry. The intangible assets, including customer relationships, technology and trade names, have been amortized based on estimated useful lives ranging from 5 to 10 years. Historical internally developed software is removed from the computer software, net line item as it is included in the fair value of intangible assets in the table above. The fair value estimate for intangible assets may change at the closing date as compared to the estimate used for purposes of these unaudited pro forma condensed combined financial statements. In addition, the fair value of technology assets acquired included within the total intangible value determined as of the closing date will be classified on the consolidated balance sheet as computer software, net, as opposed to the intangible assets, net classification in these unaudited pro forma condensed combined financial statements.

(ii)	This pro forma adjustment represents the removal of various Worldpay historical deferred contract costs, which do not qualify for recognition as assets under the acquisition method of accounting.

(c)	Reflects an adjustment to goodwill based on the preliminary purchase price allocation:

Description
(in millions)	Note	Amount
Fair value of consideration transferred in excess of the preliminary fair value of assets acquired and liabilities assumed	(i)	$35,889
Removal of Worldpay’s historical goodwill		(14,138)

Pro forma adjustment to goodwill		$21,751

(i)

Goodwill represents the excess of the estimated merger consideration over the preliminary fair value of the underlying assets acquired and liabilities assumed. Refer to the preliminary estimated merger consideration allocation above for more details.

(d)

FIS entered into a commitment letter with the lenders pursuant to which the lenders have committed to provide a 364-day bridge facility in an aggregate principal amount of up to $7.5 billion. In addition, FIS established its commercial paper program in September 2018 for the issuance and sale of senior, unsecured commercial paper notes, up to a maximum aggregate amount outstanding at any time of $4 billion. For purposes of these unaudited pro forma condensed combined financial statements, FIS has assumed that it will use $2 billion of the commercial paper program along with the $7.5 billion bridge facility. These financing proceeds will be used to pay the cash portion of the consideration for the merger, to repay and/or refinance certain indebtedness of Worldpay and/or to pay costs and expenses in connection with the merger and the related transactions. For these unaudited pro forma condensed combined financial statements, FIS has assumed that the anticipated FIS permanent financing will not be issued and that the merger will be financed with $7.5 billion of bridge facility proceeds and $2 billion of borrowings under the commercial paper program because no permanent financing has yet been issued. Refer to the table below for a summary of the impact that these assumed financing arrangements would have on the short-term and long-term debt balances and refer to Note 5 for details on the impact that these assumed financing arrangements would have on the unaudited pro forma condensed combined statement of earnings.

Description (in millions)	Note	Amount
Pro forma financing adjustments:
Bridge facility	(i)	$7,500
Commercial paper program	(i)	$2,000
Less: Capitalized debt issuance costs of bridge facility	(ii)	(30)

Pro forma financing adjustment to short-term borrowings		$9,470

Pro forma acquisition adjustments:
Repayment of Worldpay debt
Pro forma acquisition adjustment to accrued interest	(iii)	$(12)
Pro forma acquisition adjustment to current portion of notes payable	(iii)	(226)
Pro forma acquisition adjustment to long-term portion of notes payable	(iii)	$(5,910)

(i)	FIS expects to incur $7.5 billion in aggregate principal amount of the bridge facility committed to FIS by the lenders and utilize $2 billion under the commercial paper program.
(ii)	There are approximately $30 million of debt issuance costs expected to be incurred in connection with the bridge facility.
(iii)

Worldpay’s existing Term A Loans, Term B Loans and Revolving Credit Facility are required to be repaid in connection with the merger. Based on the amounts of Worldpay debt reflected as outstanding on the Worldpay balance sheet as of December 31, 2018, a total of $6,136 million is therefore removed, comprising current portion of notes payable of $226 million and long-term portion of notes payable of $5,910 million. In addition, approximately $12 million of accrued interest outstanding at December 31, 2018 related to the Worldpay debt is removed.

(e)	Reflects an adjustment to deferred income taxes based on the following:

Description (in millions)	Note	Amount
Removal of Worldpay’s deferred tax asset—partnership basis	(i)	$(751)

Pro forma acquisition adjustment to other noncurrent assets		$(751)

Deferred income tax liability on fair value step-up of intangible assets	(ii)	$1,391

Pro forma acquisition adjustment to deferred income taxes		$1,391

(i)

A portion of Worldpay’s deferred tax assets as of December 31, 2018 is related to a partnership basis as a result of a difference between the tax basis and book basis of Worldpay’s investment in Worldpay Holding, LLC. Pursuant to the merger agreement, partnership interest in Worldpay Holding, LLC presented as Class B Units on the consolidated statement of financial position will be automatically cancelled and cease to exist. Therefore, this pro forma adjustment removes Worldpay’s historical deferred tax asset related to the partnership basis of approximately $751 million. FIS will still receive the benefit of this tax basis over time as the related tax asset is amortized.

(ii)

Reflects a deferred income tax liability resulting from the preliminary fair value adjustment to intangible assets, internally developed computer software assets, and deferred contract costs. The estimate of the deferred tax liability was determined based on the book and tax basis difference using an estimated blended statutory income tax rate of 21%. This estimate of the deferred income tax liability is preliminary and is subject to change based upon FIS’ final determination of the fair values of identifiable intangible assets acquired by jurisdiction.

(f)	Reflects an adjustment to FIS and Worldpay equity based on the following:

Description
(in millions)	Note	Amount
Fair value of common stock issued to the sellers	(i)	$32,958
Acquisition related transaction costs	(ii)	(89)

Pro forma adjustments to Total FIS equity		32,869

Pro forma adjustment to remove Worldpay’s historical shareholder’s equity		(9,854)

(i)	As disclosed in Note 3 the estimated value of FIS common shares to be issued pursuant to the merger agreement is approximately $33.0 billion.
(ii)	Represents estimated transaction costs to be incurred by FIS and Worldpay.

(g)

Worldpay historically owned a controlling interest in Worldpay Holding, LLC and therefore consolidated its financial results and recorded a non-controlling interest for the economic interests in Worldpay Holding, LLC held by Fifth Third Bank, which primarily represented Fifth Third’s minority share of net income or loss of equity in Worldpay Holding, LLC. The Class B units presented on the historical Worldpay consolidated financial statements represented the interest in Worldpay Holding, LLC. Pursuant to the merger agreement, the outstanding Class B common stock of Worldpay, if any, and the outstanding Class B units of Worldpay Holding, LLC, if any, will be automatically cancelled. Therefore, any non-controlling interest held would also cease to exist. On March 14, 2019, Fifth Third Bank exchanged all of the Class B units of Worldpay Holdings, LLC for shares of Worldpay Class A common stock pursuant to the exchange agreement. As a result, all of Fifth Third Bank’s shares of Worldpay Class B common stock were cancelled. As such, the non-controlling interests of Fifth Third Bank of approximately $338 million in Worldpay’s historical financial statements is removed from the unaudited pro forma condensed combined balance sheet. Worldpay also recorded a non-controlling interest relating to a 51% ownership in a joint venture, which will survive the transaction.

5. Adjustments to the unaudited pro forma condensed combined statement of earnings

Refer to the items below for a reconciliation of the adjustments reflected in the unaudited pro forma condensed combined statement of earnings:

(a)

In the unaudited pro forma condensed combined balance sheet, the deferred contract costs, specifically related to incentives paid to customers, were removed as they do not qualify for recognition as assets under the acquisition method of accounting. Therefore, this adjustment to revenue represents the removal of amortization related to these deferred contract costs recorded in the historical Worldpay statement of income for the year ended December 31, 2018.

(b)

The following tables include adjustments to the unaudited pro forma condensed combined statement of earnings for cost of revenue and selling, general and administrative expenses. The newly acquired intangible assets have been amortized based on estimated useful lives ranging from 5 to 10 years. Pro forma amortization expense includes amortization expense for the newly identified intangible assets, including customer relationships, trade names and technology, less the amortization expense on Worldpay’s historical intangible assets, including internally developed software and deferred contract costs. FIS is still in the process of evaluating the fair value of the intangible assets. Any resulting change in the fair value would have a direct impact to amortization expense, which could be material. For selling, general and administrative expenses, the one-time transaction costs of approximately $121 million for the year ended December 31, 2018 related to the acquisition of Worldpay Group plc were also removed.

Description	Estimated Fair Value	Estimated Useful Life	Amount
(in millions)
Cost of revenue—amortization expense for intangible assets	$10,500	5-10 years	$1,088
Less: Cost of revenue—historical Worldpay intangible amortization			(778)
Less: Cost of revenue—historical Worldpay internally developed software amortization			(166)
Less: Cost of revenue—historical Worldpay deferred contract costs amortization			(15)

Net pro forma amortization adjustment to cost of revenue			$129

Description	Estimated Fair Value	Estimated Useful Life	Amount
(in millions)
Selling, general and administrative expenses—amortization expense for intangible assets	$10,500	5-10 years	$62
Less: Selling, general and administrative expenses—historical Worldpay intangible amortization			(44)
Less: Selling, general and administrative expenses—historical Worldpay internally developed software amortization			(10)
Less: Selling, general and administrative expenses—historical Worldpay deferred contract costs amortization			(1)

Net pro forma adjustment to selling, general, and administrative expenses—amortization			7
Less: Worldpay’s acquisition of Worldpay Group plc transaction costs			(121)

Net pro forma amortization adjustment to selling, general, and administrative expenses			$(114)

(c)	Historical interest expense has been adjusted as follows:

Interest expense on bridge facility and commercial paper program—pro forma financing adjustment:

Represents the increased interest expense for the year ended December 31, 2018 of approximately $397 million associated with the $7.5 billion bridge facility and $2.0 billion in the commercial paper program in financing for the merger, using the effective interest method. The loans under the bridge facility commitment letter bear interest at a rate per annum equal to the adjusted LIBO rate plus an applicable margin which increases throughout the duration of the loan. The senior, unsecured commercial paper notes under the commercial paper program bear an interest rate of 2.69% for purposes of the unaudited pro forma condensed combined pro financial statements. A 1/8% increase (decrease) in the annual interest rates on these variable term loans would cause the net earnings to (decrease) increase for the year ended December 31, 2018 by ($12 million) and $12 million, respectively.

Elimination of historical Worldpay interest expense—pro forma acquisition adjustment:

Represents the elimination of interest expense on the existing Worldpay Term A Loans, Term B Loans and Revolving Credit Facility, which are required to be extinguished as a part of the merger. The decrease in interest expense for the year ended December 31, 2018 was approximately $233 million.

(d)	To record the income tax impact of the pro forma adjustments utilizing an estimated blended statutory income tax rate of 21% for the year ended December 31, 2018.

(e)

Worldpay historically owned a controlling interest in Worldpay Holding, LLC and therefore consolidated its financial results and recorded a non-controlling interest for the economic interests in Worldpay Holding, LLC held by Fifth Third Bank, which primarily represented Fifth Third’s minority share of net earnings or loss of equity in Worldpay Holding, LLC. The Class B units presented on the historical Worldpay financial statements represented the interest in Worldpay Holding, LLC. Pursuant to the merger agreement, the outstanding Class B common stock of Worldpay, if any, and the outstanding Class B units of Worldpay Holding, LLC, if any, will be automatically cancelled. Therefore, any non-controlling interest held would also cease to exist. On March 14, 2019, Fifth Third Bank exchanged all of the Class B units of Worldpay Holdings, LLC for shares of Worldpay Class A common stock pursuant to the exchange agreement. As a result, all of Fifth Third Bank’s shares of Worldpay Class B common stock were cancelled. As such, the net income attributable to non-controlling interests of Fifth Third Bank of approximately $4.2 million, as disclosed in the Worldpay 2018 year-end financial statements, is removed from the unaudited pro forma condensed combined statement of earnings. Worldpay also recorded a non-controlling interest relating to a 51% ownership in a joint venture, which will survive the transaction.

(f)

The pro forma basic and diluted earnings per share calculations are based on the basic and diluted weighted average shares of FIS plus shares issued as part of the merger. The pro forma basic and diluted weighted average shares outstanding are a combination of historic weighted average shares of FIS common stock and the share impact as part of the merger. In connection with the merger, FIS agreed to convert certain equity awards held by Worldpay employees into FIS equity awards. At this time, FIS has not completed its analysis and calculations related to eligible employees and vesting schedules in sufficient detail necessary to arrive at fair value; however, the impact is not expected to be material in the context of the transaction and thus has not been reflected in the diluted weighted average shares. Weighted average shares outstanding are as follows:

Pro forma basic weighted average shares (in millions)	Year Ended December 31, 2018
Historical FIS weighted average shares outstanding—basic	328
Shares of FIS common stock to be issued to Worldpay stockholders pursuant to the merger	289

Pro forma weighted average shares—basic	617

Pro forma diluted weighted average shares (in millions)	Year Ended December 31, 2018
Historical FIS weighted average shares outstanding—diluted	332
Shares of FIS common stock to be issued to Worldpay stockholders pursuant to the merger	289

Pro forma weighted average shares—diluted	621

CERTAIN BENEFICIAL OWNERS OF FIS COMMON STOCK

The following tables set forth certain information with respect to the beneficial ownership of FIS common stock as of the close of business on April 1, 2019 (except as noted in the footnotes below) by: each current director on the FIS board; each named executive officer appearing in the Proxy Statement for FIS’ 2019 annual meeting of stockholders, filed with the SEC on April 12, 2019; all current directors on the FIS board and executive officers as a group; and any person who is known by FIS to beneficially own more than 5% of the issued and outstanding shares of FIS common stock based on FIS’ review of the reports regarding ownership filed with the SEC in accordance with Sections 13(d) and 13(g) of the Exchange Act.

Security Ownership of FIS Directors and Executive Officers

The following table shows the amount of FIS common stock beneficially owned (unless otherwise indicated) by FIS’ named executive officers, directors and all of FIS’ current executive officers and directors as a group. Except as otherwise indicated, all information listed below is as of April 1, 2019.

Name†	Number of Shares Owned(1)	Number of Options(2)	Total	Percent of Total Outstanding
Ellen Alemany(3)	9,059	42,800	51,859		*
Marianne Brown	108,508	308,097	416,605		*
Keith Hughes(4)	25,547	34,287	59,834		*
David Hunt(5)	22,627	21,557	44,184		*
Stephan James	31,471	28,287	59,758		*
Bruce Lowthers	34,085	135,213	169,298		*
Marc Mayo	24,208	36,170	60,378		*
Leslie Muma	14,098	42,978	57,076		*
Alexander Navab	6,475		6,475		*
Gary Norcross(6)	731,233	2,123,301	2,854,534		*
Michael Oates(7)	20,261	0	20,261		*
Louise M. Parent	2,836	1,674	4,510		*
Brian T. Shea(8)	5,680	0	5,680		*
James B. Stallings Jr.	10,626	25,801	36,427		*
Woody Woodall	70,724	561,564	632,288		*
All current Directors and Officers (18 persons)(9)	1,147,861	3,467,730	4,615,591	1.43%

*	Represents less than 1% of FIS common stock.
†	The address for each beneficial owner is c/o FIS, 601 Riverside Avenue, Jacksonville, Florida 32204.
(1)	Includes time-based restricted stock units (RSUs) granted in 2018 and 2019.
(2)	Represents shares that are subject to stock options that are exercisable on April 1, 2019 or become exercisable within 60 days after April 1, 2019.
(3)	Included in the amount are 5,790 shares held in trust.
(4)

Mr. Hughes holds 22,335 shares of phantom stock, with each share of phantom stock having the economic equivalent of one share of FIS common stock. Shares of phantom stock are payable in cash following Mr. Hughes’ termination of service as a director.

(5)

Included in this amount are 1,500 shares held by Mr. Hunt’s wife. Mr. Hunt holds 32,877 shares of phantom stock, with each share of phantom stock having the economic equivalent of one share of FIS common stock. Shares of phantom stock are payable in cash following Mr. Hunt’s termination of service as a director.

(6)	Included in this amount are 589,812 shares held in trust.
(7)

Mr. Oates ceased to serve as FIS’ Chief Administrative Officer and Corporate Secretary effective February 1, 2018 and is no longer employed by FIS effective May 1, 2018, but is listed under the rules of the SEC relating to named executive officers.

(8)	Included in this amount are 1,050 shares held in custodial accounts for children.
(9)	None of the shares held by the current Directors and Officers of FIS have been pledged.

Security Ownership of Other Beneficial Owners

Based on information available to FIS as of April 1, 2019, FIS knew of no person who beneficially owned more than 5% of the issued and outstanding shares of FIS common stock, except as set forth below:

Name	Number of Shares Beneficially Owned	Percent of Class
T. Rowe Price Associates, Inc.(1)	31,834,121	9.7%
The Vanguard Group(2)	25,188,884	7.7%
BlackRock, Inc.(3)	24,874,969	7.6%
Massachusetts Financial Services Company(4)	18,714,975	5.7%

(1)

According to a Schedule 13G filed on February 14, 2019, T. Rowe Price Associates, Inc., a Maryland corporation, 100 E Pratt Street, Baltimore, MD 21202, has sole power to vote 10,055,208 shares of FIS common stock and sole power to dispose or direct disposition of 31,834,121 shares of FIS common stock.

(2)

According to a Schedule 13G filed on February 11, 2019, The Vanguard Group, Inc., a Pennsylvania corporation, 100 Vanguard Blvd., Malvern, PA 19355, has sole power to vote 381,650 shares, sole power to dispose or direct disposition of 24,708,577 shares of FIS common stock, shared power to vote 105,160 shares, and shared power to dispose of 480,327 shares of FIS common stock.

(3)

According to a Schedule 13G filed on February 4, 2019, BlackRock, Inc., a Delaware corporation, 55 East 52nd Street, New York, New York, 10055, has sole power to vote 21,930,508 shares of FIS common stock and sole power to dispose or direct the disposition of 24,874,969 shares of FIS common stock.

(4)

According to a Schedule 13G filed February 13, 2019, Massachusetts Financial Services Company, a Delaware corporation, 111 Huntington Avenue, Boston, MA. 02199, has sole power to vote 17,653,948 shares of FIS common stock and sole power to dispose or direct disposition of 18,714,975 shares of FIS common stock.

CERTAIN BENEFICIAL OWNERS OF WORLDPAY CLASS A COMMON STOCK

The following tables set forth certain information with respect to the beneficial ownership of Worldpay Class A common stock as of the close of business on April 3, 2019 (except as noted in the footnotes below) by: each current director on the Worldpay board; each named executive officer appearing in the Proxy Statement for Worldpay’s annual meeting of stockholders, filed with the SEC on April 3, 2019; all current directors on the Worldpay board and executive officers as a group; and any person who is known by Worldpay to beneficially own more than 5% of the issued and outstanding shares of Worldpay Class A common stock based on Worldpay’s review of the reports regarding ownership filed with the SEC in accordance with Sections 13(d) and 13(g) of the Exchange Act.

Applicable percentage ownership and voting power is based on [●] shares of Worldpay Class A common stock issued and outstanding as of [●], 2019. In computing the number of shares of Worldpay Class A common stock beneficially owned by a person and the percentage ownership of that person, all shares of Worldpay Class A common stock subject to options, restricted stock or other convertible securities held by that person that are currently exercisable or vested or that will become exercisable or vested within 60 days of [●], 2019 are deemed outstanding. These shares are not deemed outstanding, however, for the purpose of computing the percentage ownership of any other person.

Security Ownership of Worldpay Directors, Executive Officers and Other Beneficial Owners

The following table shows the amount of Worldpay Class A common stock beneficially owned (unless otherwise indicated) by Worldpay’s named executive officers, directors and all of Worldpay’s current executive officers and directors as a group and persons who beneficially owned more than 5% of the issued and outstanding shares of Worldpay Class A common stock. Except as otherwise indicated, all information listed below is as of March 25, 2019.

	Worldpay Class A Common Stock
Name of Beneficial Owner(†)	Shares Beneficially Owned	Percent
5% Stockholders:
BlackRock(1)	17,459,234	5.61%
Capital Research Global Investor(2)	24,454,418	7.86%
The Vanguard Group(3)	26,659,699	8.57%
T. Rowe Price Associates, Inc.(4)	31,097,310	9.99%

Named Executive Officers:
Charles Drucker(5)	1,254,771	*
Stephanie Ferris(5)	326,811	*
Mark Heimbouch(5)	202,097	*
Royal Cole(5)	66,718	*
Shane Happach(5)	23,064	*

Directors and Director Nominees:
Lee Adrean(6)	30,474	*
Kevin Costello	13,372	*
Lisa Hook(8)	11,393	*
Rohinton Kalifa(9)	341,458	*
Gary Lauer(10)	26,863	*
Karen Richardson	2,778	*
Boon Sim(12)	10,974	*
Jeffrey Stiefler(13)	59,729	*
Directors and Executive Officers as a group (17 persons)	2,544,921	0.82%

*	Less than 1%
†	The address for each beneficial owner is c/o Worldpay, 8500 Governor’s Hill Drive, Symmes Township, Ohio 45249.
(1)

According to a Schedule 13G/A filed by BlackRock, Inc., which we refer to as BlackRock, on February 7, 2019, reporting beneficial ownership of Worldpay’s stock as of December 31, 2018, BlackRock has sole voting power with respect to 15,199,229 shares of Worldpay Class A common stock and sole power to dispose of or direct the disposition of 17,459,234 shares of Worldpay Class A common stock. The address of BlackRock is 55 East 52nd Street, New York, New York 10055.

(2)

According to a Schedule 13G/A filed by Capital Research Global Investors, which we refer to as Capital Research, a division of Capital Research and Management Company, which we refer to as CRMC, on February 14, 2019, reporting beneficial ownership of Worldpay’s stock as of December 31, 2018. Capital Research has sole voting power and sole power of dispose of or direct the disposition with respect to 24,454,418 shares of Worldpay Class A common stock. Capital Research is deemed to be the beneficial owner of these shares as a result of CRMC acting as investment adviser to various investment companies. The address of Capital Research is 333 South Hope Street, Los Angeles, California 90071.

(3)

According to a Schedule 13G/A filed by The Vanguard Group, which we refer to as Vanguard, on February 11 2019, reporting beneficial ownership of Worldpay’s stock as of December 31, 2018, Vanguard, in its capacity as an investment adviser, may be deemed to beneficially own 26,659,699 shares of Worldpay Class A common stock, which are held of record by clients of Vanguard. Vanguard has sole voting power of 209,647 shares of Worldpay Class A common stock, shared voting power of 72,807 shares of Worldpay Class A common stock, shared power to dispose of or direct the disposition of 278,009 shares of Worldpay Class A common stock and sole power to dispose of or direct the disposition of 26,381,690 shares of Worldpay Class A common stock. The address of Vanguard is 100 Vanguard Boulevard, Malvern, Pennsylvania 19355.

(4)

According to a Schedule 13G/A filed by T. Rowe Price Associates, Inc. , which we refer to as T. Rowe Price, on February 14, 2019, reporting beneficial ownership of Worldpay’s stock as of December 31, 2018. T. Rowe Price has sole voting power with respect to 11,639,362 shares of Worldpay Class A common stock and sole power to stock ownership of certain beneficial owners, directors and executive officers dispose of or direct the disposition of 31,097,310 shares of Worldpay Class A common stock. These securities are owned by various individual and institutional investors for which T. Rowe Price serves as an investment adviser with power to direct investments and/or sole power to vote the securities. The Address of T. Rowe Price is 100 E. Pratt Street, Baltimore, Maryland 21202.

(5)

Includes the following number of options that are currently exercisable or will become exercisable within 60 days of the Worldpay record date: Mr. Drucker—877,401; Mr. Heimbouch—78,050; Ms. Ferris—279,733; Mr. Cole—2,771; and Mr. Happach—14,083. Also includes the following number of unvested restricted shares which have either time or performance based restrictions and over which the named executive officer has sole voting power: Mr. Drucker—62,169; Mr. Heimbouch—19,428; Ms. Ferris—15,483; and Mr. Cole—8,978.

(6)

Represents restricted stock units, of which 28,313 are vested and 2,161 will vest on May 16, 2019 and which will be settled in shares of Worldpay Class A common stock on a one-for-one basis following the termination of service as a director.

(7)

Represents restricted stock units, of which 11,211 are vested and 2,161 will vest on May 16, 2019 and which will be settled in shares of Worldpay Class A common stock on a one-for-one basis following the termination of service as a director.

(8)

Includes restricted stock units, of which 6,912 are vested and 2,161 will vest on May 16, 2019 and which will be settled in shares of Worldpay Class A common stock on a one-for-one basis following the termination of service as a director.

(9)	Includes 578 shares held by Mr. Kalifa in legacy Worldpay’s Save-As-You-Earn Option Scheme.
(10)

Represents restricted stock units, of which 26,702 are vested and 2,161 will vest on May 16, 2019 and which will be settled in shares of Worldpay Class A common stock on a one-for-one basis following the termination of service as a director.

(11)

Represents restricted stock units, of which 617 are vested and 2,161 will vest on May 16, 2019 and which will be settled in shares of Worldpay Class A common stock on a one-for-one basis following the termination of service as a director.

(12)

Represents restricted stock units, of which 8,813 are vested and 2,161 will vest on May 16, 2019 and which will be settled in shares of Worldpay Class A common stock on a one-for-one basis following the termination of service as a director.

(13)

Represents restricted stock units, of which 57,568 are vested and 2,161 will vest on May 16, 2019, and which will be settled in shares of Worldpay Class A common stock on a one-for-one basis following the termination of service as a director.

COMPARISON OF THE RIGHTS OF FIS SHAREHOLDERS

AND WORLDPAY STOCKHOLDERS

If the merger is completed, Worldpay stockholders will receive FIS common stock. The merger agreement does not require FIS to amend its articles of incorporation or its bylaws at the effective time. The governance terms adopted in connection with the terms of the merger agreement, as described in “The Merger—Governance of the Combined Company” beginning on page [●], will be in effect during the specified period.

Worldpay is a Delaware corporation, and the rights of Worldpay stockholders are governed by the DGCL, the Amended and Restated Certificate of Incorporation of Vantiv, Inc. (now Worldpay, Inc.), effective May 10, 2016, as amended, which we refer to as the Worldpay certificate of incorporation, and the Amended and Restated Bylaws of Worldpay, Inc., effective as of January 16, 2018, which we refer to as the Worldpay bylaws. FIS is a Georgia corporation. If the merger is completed, the rights of FIS shareholders and Worldpay stockholders who become FIS shareholders through the exchange of shares will be governed by the GBCC, the FIS articles of incorporation and the FIS bylaws.

The following description summarizes the material differences between the rights of Worldpay stockholders and the rights of FIS shareholders, as of the effective time (i.e., shareholders of the combined company). This does not purport to be a complete statement of all those differences, or a complete description of the specific provisions referred to in this summary. The identification of specific differences is not intended to indicate that other equally significant or more significant differences do not exist. The relevant provisions of the GBCC and the DGCL, as well as FIS’ and Worldpay’s organizational documents, should be read carefully. The Worldpay certificate of incorporation, the Worldpay bylaws, the FIS articles of incorporation and FIS bylaws have been filed with the SEC, and copies are available, without charge, by following the instructions described in “Where You Can Find More Information” beginning on page [●].

WORLDPAY

FIS

CORPORATE GOVERNANCE

The rights of Worldpay stockholders are governed by the DGCL, the Worldpay certificate of incorporation and the Worldpay bylaws.

The rights of FIS shareholders are governed by the GBCC, the FIS articles of incorporation and the FIS bylaws.

AUTHORIZED CAPITAL STOCK

Worldpay’s authorized capital stock consists of (i) 890,000,000 shares of Class A common stock, par value $0.00001 per share, (ii) 100,000,000 shares of Class B common stock, no par value and (iii) 10,000,000 shares of one or more series of preferred stock, par value $0.00001 per share.

The Worldpay certificate of incorporation authorizes the board to issue shares of preferred stock without stockholder consent.

As of the Worldpay record date, there were [●] shares of Worldpay Class A common stock issued and outstanding and no shares of Class B common stock of Worldpay or preferred stock of Worldpay are issued and outstanding.

FIS’ authorized capital stock consists of (i) 600,000,000 shares of common stock, par value $0.01 per share; and (ii) 200,000,000 shares of preferred stock, par value $0.01 per share.

The FIS articles of incorporation authorize the board to issue shares of preferred stock without stockholder consent.

As of the FIS record date, there were [●] shares of common stock issued and outstanding and no shares of preferred stock issued and outstanding.

WORLDPAY

FIS

SIZE OF THE BOARD; CLASSIFIED BOARD

The Worldpay certificate of incorporation provides that that Worldpay board has three classes of directors, with each class of directors serving for successive three-year terms so that each year the term of only one class of directors expires.

The Worldpay certificate of incorporation provides that the Worldpay board will consist of at least seven and no more than thirteen directors, with the total number of directors determined from time to time by the Worldpay board. The Worldpay board currently consists of ten directors, including:

•	four Class I directors, whose current terms will expire at the 2019 annual meeting of Worldpay stockholders;

•	two Class II directors, whose current terms will expire at the 2020 annual meeting of Worldpay stockholders; and

•	four Class III directors, whose current terms will expire at the 2021 annual meeting of Worldpay stockholders.

The FIS articles of incorporation provide that the FIS board has one class of directors.

The FIS bylaws provide that the FIS board will consist of at least five and no more than fifteen directors, with the total number of directors determined from time to time by the FIS board. After the completion of the merger, the FIS board will consist of 12 directors, of which:

•	seven will be continuing FIS directors, one of whom will be the FIS CEO; and

•	five will be continuing Worldpay directors, one of whom will be the Worldpay CEO.

TERM OF DIRECTORS

The Worldpay certificate of incorporation provides that each director will hold office until the annual meeting of stockholders for the year in which such director’s term expires and until his or her successor is elected and qualified, subject to such director’s prior death, resignation, retirement or removal from office.

The FIS articles of incorporation provide that each director shall hold office until the end of the term for which such director was elected or appointed and until his or her successor shall have been elected and qualified, or until his or her prior death, resignation, retirement, disqualification or removal from office.

WORLDPAY

FIS

NOMINATION OF DIRECTORS FOR ELECTION

The Worldpay bylaws provide that nominations for directors may be made by the Worldpay board, a committee of the Worldpay board or by any stockholder who nominates an individual in accordance with the procedures set forth in the Worldpay bylaws.

The Worldpay bylaws provide that Worldpay stockholders submitting nominations must be a Worldpay stockholder of record on the notice date and record date and comply with the notice procedures set forth in the Worldpay bylaws.

The Worldpay stockholder must provide written notice, which must contain, among other things, certain information about the Worldpay stockholder and the nominee, any beneficial interest (including derivative positions) in Worldpay held by such nominee and stockholder and any information relating to such stockholder and nominee that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies in accordance with Section 14 of the Exchange Act.

Under the Worldpay bylaws, the potential nominee need not complete any questionnaire or written representation or agreement relating to, among other things, such person’s consent as to the nomination, restrictions on entering into agreements or understandings with respect to such person’s conduct as a director, including such person’s voting as a director, or such person’s compliance with any policies or ethical codes.

Such nomination may be disregarded by the presiding officer at any meeting of the Worldpay stockholders should it be determined that such nomination was not made in accordance with the required procedure.

The FIS bylaws generally provide that nominations for directors may be made by the FIS board, a committee of the FIS board designated to make board nominations or by any shareholder who nominates an individual in accordance with the procedures set forth in the FIS bylaws.

The FIS bylaws provide that nominations by shareholders must be made by written notice, which must contain certain information about the FIS shareholder and the nominee, including any beneficial interest (including, as to the shareholder making such nomination, derivative positions) in FIS held by such shareholder and nominee. The FIS bylaws further provide that if a shareholder intends to solicit proxies from the FIS shareholders for any meeting, such soliciting shareholder must provide notice to FIS of its intent in accordance with SEC Rule 14a-4.

To become eligible to be a nominee for election or reelection as a FIS director, a potential nominee must complete a questionnaire provided by the FIS secretary and execute a written representation and agreement, which must state that such person (i) consents to being named as a nominee and, if elected, intends to serve as a director for the entire term for which such person is standing for election, (ii) is not and will not become a party to any agreement or understanding with any person or entity as to how such person will act or vote on any issue or question as a director that has not been disclosed in such questionnaire, (iii) is not and will not become a party to any agreement or understanding with any person or entity other than FIS with respect to compensation, reimbursement or indemnification in connection with service or action as a director that has not been disclosed in such questionnaire, and (iv) would be in compliance, if elected as a director, and would comply with, applicable law and all applicable corporate governance, conflicts, confidentiality, stock ownership and trading policies and all codes of ethics of FIS as applicable. Such nomination may be disregarded by the presiding officer at any meeting of the FIS shareholders should it be determined that such nomination was not made in accordance with the required procedure.

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NOMINATION OF DIRECTORS FOR ELECTION—NOTICE PERIOD

To be timely, a Worldpay stockholder’s nomination to be submitted at an annual meeting must be delivered to the Secretary of Worldpay at the principal executive offices of Worldpay, in the case of (i) an annual meeting, not less than 90 and not more than 120 days prior to the first anniversary of the date of the immediately preceding year’s annual meeting of stockholders; provided, however, that if the date of the annual meeting is advanced more than 30 days prior to, or delayed by more than 60 days after, the anniversary of the preceding year’s annual meeting, then to be timely notice by the stockholder must be received not later than the close of business on the 10th day following the day on which notice of the date of the annual meeting was mailed or public disclosure of the date of the annual meeting is first given or made, whichever first occurs, or (ii) a special meeting of the stockholders, no later than the close of business on the 10th day following the day on which notice of the special meeting was mailed or public disclosure of the date of the special meeting was first given or made.

To be timely, if an FIS shareholder’s nomination notice is to be submitted at an annual meeting; then the notice must be delivered to the secretary of FIS at the principal executive offices of FIS at least 120 days before the first anniversary of the date FIS’ proxy statement was released to shareholders in connection with the previous year’s annual meeting of shareholders. However, if no annual meeting was held in the previous year or if the date of the annual meeting has been changed by more than 30 days from the date contemplated at the time of the previous year’s proxy statement, the notice must be received by the Secretary not later than the last to occur of (i) the date that is 150 days prior to the date of the contemplated annual meeting or (ii) the date that is 10 days after the date of the first public announcement or other notification to the shareholders of the date of the contemplated annual meeting.

In the case of a special meeting, to be timely, an FIS shareholder’s nomination notice must be delivered to the secretary of FIS at the principal executive offices of FIS, no later than the close of business on the earlier of (i) the 30th day following the public announcement that a matter will be submitted to a vote of the shareholders at a special meeting or (ii) the 10th day following the day on which notice of the special meeting was given.

PROXY ACCESS

The Worldpay bylaws do not provide direct proxy access allowing stockholders, subject to complying with certain procedural requirements, to include director nomination in Worldpay’s proxy materials.

The FIS bylaws provide proxy access for the election of directors, subject to certain conditions.

SHAREHOLDER PROPOSALS

The Worldpay bylaws provide that, to be properly brought before Worldpay stockholders for a vote, in the case of an annual meeting, a stockholder submitting such proposal must be a stockholder of record on the notice date and record date and comply with the notice procedures set forth in the Worldpay bylaws.

The FIS bylaws provide that, to be properly brought before FIS shareholders for a vote, the shareholder submitting a proposal must file a written notice, which must contain certain information about the shareholder and any person acting in concert with such shareholder, including any beneficial interest in

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The stockholder must submit a written notice, which must contain, among other things, certain information about the stockholder, such stockholder’s beneficial interest (including derivative positions) in Worldpay and any information relating to such stockholder that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies in accordance with Section 14 of the Exchange Act. Such proposal may be disregarded by the presiding officer at of Worldpay stockholders should it be determined that such proposal was not made in accordance with the required procedure.

Alternatively, Worldpay is subject to regulation under Rule 14a-8 adopted under the Exchange Act, which provides that certain qualifying stockholders may seek to include a proposal in Worldpay’s proxy statement and have Worldpay solicit proxies with respect to such proposal that would be presented at a special or annual meeting. Under Rule 14a-8, a company must include a stockholder proposal in its proxy materials unless the proponent fails to comply with the rule’s eligibility and procedural requirements or the proposal falls within certain substantive bases for exclusion.

FIS held by such persons. Such proposal may be disregarded by the presiding officer at any meeting of the FIS shareholders should it be determined that such proposal was not made in accordance with the required procedure.

The FIS bylaws further provide that if a shareholder intends to solicit proxies from the FIS shareholders for any meeting, such shareholder must provide notice to FIS of its intent in accordance with SEC Rule 14a-4.

Alternatively, FIS is subject to regulation under Rule 14a-8 adopted under the Exchange Act, which provides that certain qualifying shareholders may seek to include a proposal in FIS’ proxy statement and have FIS solicit proxies with respect to such proposal that would be presented at a special or annual meeting. Under Rule 14a-8, a company must include a shareholder proposal in its proxy materials unless the proponent fails to comply with the rule’s eligibility and procedural requirements or the proposal falls within certain substantive bases for exclusion.

SHAREHOLDER PROPOSALS—NOTICE PERIOD

Pursuant to the Worldpay bylaws, to be timely, a Worldpay stockholder’s proposal to be submitted at an annual meeting must be delivered to the Secretary of Worldpay at the principal executive offices of Worldpay between 90 and 120 days prior to the first anniversary of the date of the immediately preceding year’s annual meeting of stockholders; provided, however, that if the date of the annual meeting is advanced more than 30 days prior to, or delayed by more than 60 days after, the anniversary of the preceding year’s annual meeting, then to be timely notice by the stockholder must be received not later than the close of business on the 10th day following the day on which notice of the date of the annual meeting was mailed or public disclosure of the date of the annual meeting is first given or made, whichever first occurs.

To be timely, an FIS shareholder’s proposal to be submitted at an annual meeting must be delivered to the secretary of FIS at the principal executive offices of FIS at least 120 days before the first anniversary of the date FIS’ proxy statement was released to shareholders in connection with the previous year’s annual meeting of shareholders. However, if no annual meeting was held in the previous year or if the date of the annual meeting has been changed by more than 30 days from the date contemplated at the time of the previous year’s proxy statement, the notice must be received by the Secretary not later than the last to occur of (i) the date that is 150 days prior to the date of the contemplated annual meeting or (ii) the date that is 10 days after the date of the first public announcement or other notification to the shareholders of the date of the contemplated annual meeting.

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For any proposals submitted pursuant to Rule 14a-8 adopted under the Exchange Act, a Worldpay stockholder must abide by the timing restrictions under such rule.

In the case of a special meeting, to be timely, an FIS shareholder’s proposal must be delivered to the secretary of FIS at the principal executive offices of FIS, no later than the close of business on the earlier of (i) the 30th day following the public announcement that a matter will be submitted to a vote of the shareholders at a special meeting or (ii) the 10th day following the day on which notice of the special meeting was given.

For any proposals submitted pursuant to Rule 14a-8 adopted under the Exchange Act, an FIS shareholder must abide by the timing restrictions under such rule.

ELECTION OF DIRECTORS

The Worldpay certificate of incorporation and Worldpay bylaws provide that directors will be elected if the votes cast for such nominee’s election exceed the votes cast against such nominee’s election; provided that in an election where the Secretary of Worldpay determines that the number of nominees exceeds the number of directors to be elected as of a date seven days prior to the scheduled mailing date of the proxy statement for such meeting, directors will be elected by a plurality of the votes cast.

The FIS bylaws provide that, in an uncontested election, directors will be elected by a majority of votes cast. However, if ten days in advance of the date FIS files its definitive proxy statement the number of persons nominated to serve as directors exceeds the number of directors to be elected, then each director will be elected by a plurality of votes cast with respect to that director’s election, regardless of whether the number of nominees continues to exceed to number of directors to be elected as of the date of such meeting.

LEAD DIRECTOR/CHAIRMAN

The Worldpay bylaws provide that the Worldpay board may select a chairperson of the Worldpay board that presides over all meetings of the stockholders and all meetings of the Worldpay board.

The FIS bylaws provide that the FIS board have a chairman of the board of directors that presides over all meetings of the shareholders and all meetings of the board of directors.

At the effective time, the FIS CEO will continue as chairman of the FIS board and the Worldpay CEO will become vice chairman of the FIS board.

REMOVAL OF DIRECTORS

The Worldpay certificate of incorporation provides that directors may be removed from office only for cause and only by the affirmative vote of holders of affirmative vote of the holders of outstanding shares of Worldpay Class A common stock cast at a meeting of stockholders called for that purpose.

The FIS articles of incorporation and bylaws are silent as to the removal of directors; however, section 14-2-808 of the GBCC provides that, shareholders may remove one or more directors with or without cause unless the articles of incorporation or bylaws adopted by the shareholders provides that directors may be removed only for cause.

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COMMITTEES

The Worldpay bylaws authorize the Worldpay board to appoint any committee for any purpose, and may delegate to or confer upon such committees certain powers as determined by the Worldpay board.

The FIS bylaws authorize the FIS board to appoint directors from the FIS board or officers of FIS (or both) to committees as it may think best, and may delegate to or confer upon such committees all or part of its powers.

Prior to the effective time, FIS and Worldpay have agreed to take all actions necessary to appoint a Worldpay-designated director to each standing committee of the FIS board.

LIMITED LIABILITY OF DIRECTORS

The Worldpay certificate of incorporation eliminates a director’s personal liability to Worldpay or Worldpay stockholders for monetary damages for breach of fiduciary duty as a director, except (i) for any breach of such director’s duty of loyalty to Worldpay or its stockholders, (ii) for acts or omissions which are not in good faith or which involve intentional misconduct or knowing violation of law, (iii) for any matter in respect of which such director shall be liable under Section 174 of the DGCL (relating to liability for unlawful payment of dividends, stock purchases or redemptions or contributions) or any amendment thereto or successor provision thereto, or (iv) for any transaction from which such director shall have derived an improper personal benefit.

The FIS articles of incorporation eliminate a director’s personal liability to FIS or FIS shareholders for monetary damages for any action taken, or any failure to take action, as a director, except for: (1) any appropriation of any business opportunity of FIS in violation of the director’s duties; (2) acts or omissions which involve intentional misconduct or a knowing violation of law; (3) the types of liability set forth in Section 14-2-832 of the GBCC (relating to a director’s personal liability for certain corporate distributions); or (4) any transaction from which the director received an improper personal benefit.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Worldpay bylaws provide that Worldpay will indemnify to the fullest extent authorized by the DGCL any individual made or threatened to be made a party to, or involved in, any action, suit or proceeding, by reason of the fact that such person (i) is or was a director or officer or (ii) while serving as such director or officer, is or was serving at the request of Worldpay as a director, officer, employee or agent of or in any other fiduciary capacity of or for, any other entity; provided that the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of Worldpay, and with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful; provided, however, that, Worldpay will indemnify

The FIS articles of incorporation and FIS bylaws provide that FIS will indemnify to the full extent authorized by the GBCC any individual made, or threatened to be made, a party to or involved in any threatened, pending or completed action, suit or proceeding by reason of the fact that such person is or was a director or officer of FIS or, while a director or officer of FIS, is or was serving at the request of FIS as a director, officer, partner, trustee, employee or agent of or for any other entity. No amendment or repeal of the above provision will affect any rights to indemnification with respect to acts or omissions occurring prior to the amendment or repeal.

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any such person seeking indemnification in connection with a proceeding initiated by such person only if such proceeding was authorized by the Worldpay board. No amendment or repeal of the above provision will affect any rights to indemnification with respect to matter occurring prior to the amendment or repeal.

The Worldpay bylaws provides that the Worldpay board may determine from time to time whether and to what extent to maintain insurance providing indemnification for officers and directors.

The Worldpay bylaws provide that Worldpay will advance funds to pay for or reimburse the expenses actually and reasonably incurred by a director or officer who is a party, or threatened to be made a party, to a proceeding because he or she (i) is or was a director or officer or (ii) while serving as such director or officer, is or was serving at the request of Worldpay as a director, officer, employee or agent of or in any other fiduciary capacity of or for, any other entity; provided that in order to advance expenses prior to the final disposition of a proceeding, such director or officer must deliver to Worldpay written undertaking to repay any funds advanced if it is ultimately determined that he or she is not entitled to indemnification by Worldpay.

The FIS articles of incorporation provide that the FIS board may determine from time to time whether and to what extent to maintain insurance providing indemnification for officers and directors.

The FIS bylaws provide that FIS will, before the final disposition of a proceeding, advance funds to pay for or reimburse the reasonable expenses incurred by a director or officer who is a party to a proceeding because he or she is or was a director or officer or, while a director or officer of FIS, is or was serving at the request of FIS as a director, officer, partner, trustee, employee or agent of or for any other entity; provided that such director or officer must deliver to FIS a written affirmation of his or her good faith belief that his or her conduct does not constitute behavior prohibiting indemnification and a written undertaking to repay any funds advanced if it is ultimately determined that he or she is not entitled to indemnification under the FIS articles of incorporation or the GBCC.

CORPORATE OPPORTUNITY

The Worldpay certificate of incorporation, to the fullest extent permitted by applicable law, disclaims doctrine of corporate opportunity, or any analogous doctrine, for any Worldpay stockholder or director, except those Worldpay stockholders or directors who are employees of Worldpay or any of its subsidiaries, which we refer to as a business opportunities exempt party. A business opportunities exempt party who acquires knowledge of a potential transaction or matter that may be an opportunity for Worldpay has no duty to communicate or offer such opportunity to Worldpay, and such business opportunity exempt party will not be liable to Worldpay or to its stockholders for breach of any fiduciary or other duty by reason of the fact that such business opportunity exempt party pursues or acquires, or directs such opportunity to another person or, does not communicate such opportunity to Worldpay to the fullest extent permitted by applicable law.

The FIS articles of incorporation provide for a director’s personal liability to FIS or FIS shareholders for monetary damages for any appropriation of any business opportunity of FIS in violation of the director’s duties.

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RECORD DATE

The Worldpay bylaws provide that the Worldpay board may fix a record date, which record date must not precede the date upon which the resolution fixing the record date is adopted by the Worldpay board and which record date must not be more than 60 nor less than 10 days before the date of such meeting.	The FIS bylaws provide that the FIS board may fix a future date as the record date, which date must be not more than 70 days prior to the date on which the particular action, requiring a determination of the shareholders, is to be taken.

NOTICE OF SHAREHOLDER MEETINGS

The Worldpay bylaws provide that written notice of all meetings of the stockholders must be mailed or delivered to each stockholder not less than 10 nor more than 60 days prior to the meeting. Such notice must include (i) the place, date and hour of the meeting, (ii) the means of remote communications by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, if any, (iii) the place within the city or other municipality or community at which the list of stockholders may be examined and (iv) the purpose of the meeting.	The FIS bylaws provide that, unless waived in accordance with the GBCC, a notice of each meeting of shareholders, stating the date, time and place of the meeting, must be given not less than 10 days nor more than 60 days before the meeting date to each shareholder entitled to vote at that meeting. In the case of a special meeting of the shareholders, the notice must state the purpose of the meeting.

CALLING OF SPECIAL MEETING OF SHAREHOLDERS

The Worldpay bylaws provide that a special meeting of Worldpay stockholders may be called only by the Worldpay board or the chief executive officer and therefore stockholders do not have a right to call a special meeting.	The FIS bylaws provide that a special meeting may be called only by the FIS board by vote at a meeting, by a majority of the FIS board in writing without a meeting, the chairman, the vice chairman, the chief executive officer, the president or by a unanimous call of the shareholders.

QUORUM OF SHAREHOLDERS

The Worldpay bylaws provide that, except as otherwise required by law or the Worldpay certificate of incorporation, the record holders of a majority of the issued and outstanding shares of Worldpay capital stock entitled to vote, present whether in person nor by proxy, at any stockholder meeting will constitute quorum.

To the extent a separate vote by class or series or classes or series of Worldpay capital stock is required, the record holders of a majority of issued and outstanding shares of such class or series entitled to vote on a matter will constitute quorum.

If quorum does not exist, the majority of shares present or represented may adjourn the meeting from time to time, without further notice, until quorum is obtained. Once quorum is present, it will not be broken by the subsequent withdrawal of any stockholder.

The FIS bylaws provide that, except as otherwise required by law or by the FIS articles of incorporation, with respect to shares entitled to vote as a separate voting group on a matter, the holders of a majority of the votes entitled to be cast on such matter, whether by proxy or in person, will constitute a quorum.

Once a share is represented for any purpose at a meeting, other than solely to object to holding the meeting or transacting business at the meeting, it is deemed present for quorum purposes for the remainder of the meeting and for any adjournment unless a new record date is or must be set.

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WRITTEN CONSENT OF SHAREHOLDERS

The Worldpay certificate of incorporation provides that any action required or permitted to be taken by Worldpay stockholders may only be effected at a duly-called annual meeting or special meeting of Worldpay stockholders and may not be effected by written consent.

The FIS articles of incorporation and bylaws are silent on shareholder action by written consent. Pursuant to Section 14-2-704 of the GBCC, action required or permitted to be taken at a shareholders’ meeting may be taken without a meeting and without prior notice only if the action is taken by all the shareholders entitled to vote on the action. The action must be evidenced by one or more written consents, signed by such shareholders and delivered to FIS for inclusion in the minutes or filing with the corporate records.

No written consent is valid unless:

•  the consenting shareholder has been furnished the same material that would have been required to be sent to shareholders in a notice of a meeting at which the proposed action would have been submitted, including notice of any dissenters’ rights, or

•  the written consent contains an express waiver of the right to receive material otherwise required to be furnished.

ELECTION OF OFFICERS

The Worldpay bylaws provide that the Worldpay board must elect the executive officers of Worldpay. Such executive officers include a CEO, President, Secretary and a Treasurer and may include, by election or appointment, one or more Vice President and any Assistant Treasurers, Assistant Secretaries and other such officers as the Board deems appropriate from time to time.

At the effective time, the Worldpay CEO will become an executive of FIS.

At the January meeting of the FIS Board in each year, the FIS board elects of the executive officers of FIS. At the effective time, the FIS CEO will remain as the CEO of FIS.

MERGER AND CONSOLIDATION VOTING

A merger or consolidation requires, under Section 251(c) of the DGCL, adoption by a majority of the outstanding stock entitled to vote in order to be effective. However, under Section 251(f) of the DGCL, no approval by the stockholders of the surviving corporation in a merger is required if:

(i)	the merger agreement does not amend the certificate of incorporation of the surviving corporation;

The GBCC requires shareholder approval for a merger with another corporation. Under GBCC Section 14-2-1103, for a plan of merger to be approved requires approval by:

(i)	a majority of all the votes entitled to be cast on the plan by all shares entitled to vote on the plan, voting as a single group; and

(ii)	a majority of all the voted entitled to be case by holders of the shares of each voting group entitled to vote separately on the plan as a voting group by the articles of incorporation.

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(ii)	each share of the surviving corporation’s stock outstanding prior to the merger remains outstanding in identical form after the merger; and

(iii)

either no shares of common stock of the surviving corporation are to be issued in the merger or, if common stock will be issued, it will not increase the number of shares of common stock outstanding prior to the merger by more than 20%.

However, no approval by the stockholders of the surviving corporation is required if:

(i)	the articles of incorporation of the surviving or acquiring corporation will not change;

(ii)	each share of the surviving corporation’s stock outstanding prior to the merger remains an identical outstanding or reacquired share after the merger; and

(iii)

the number and kind of shares outstanding immediately after the merger, plus the number and kind of shares issuable as a result of the merger and by conversion of securities issued pursuant to the merger or exercise of rights and warrants issued pursuant to the merger, will not exceed the total number and kind of shares of the surviving or acquiring corporation authorized by its articles of incorporation immediately before the merger.

RELATED PARTY TRANSACTIONS

Worldpay’s certificate of incorporation provides that no transaction or contract between one or more directors or officers (or any business in which they have a financial interest) and the corporation is voidable solely because (a) of the nature of the relationship, (b) the director or officer is present or participates at a Worldpay board or committee meeting authorizing such contract or transaction or (c) the director’s or officer’s votes are counted in authorizing such contract or transaction, so long as:

•	the material facts as to the director’s or officer’s relationship or interest are disclosed and known to the Worldpay board or committee, and the Worldpay board or committee authorizes the contract or transaction by the affirmative vote of a majority of the disinterested directors, whether or not quorum exists;

•	the material facts as to the director’s or officer’s relationship or interest are disclosed and known to the Worldpay stockholders entitled to vote thereon, and the contract or transaction is approved in a good faith vote by the Worldpay stockholders; or

Section 14-2-864 of the GBCC generally provides that no transaction between a corporation and one or more of its officers, or between a corporation and a related person of an officer, will be void, voidable, enjoined or give rise to an award of damages or sanctions solely for this reason, or solely because the officer is present at or participates in the meeting of the board or committee which authorizes the transaction, if: (i) the transaction was approved by the board after required disclosure; (ii) the transaction was approved by the shareholders after required disclosure; or (iii) the transaction, judged in the circumstances at the time of commitment, is established to have been fair to the corporation.

Under the GBCC, in contrast to transactions between a corporation and any of its officers or any related person thereof, transactions between a corporation and a director with a conflicting interest may only be cured by an informed disinterested director approach, as discussed in more detail below, and not by a vote of the shareholders. Rather, Section 14-2-862 of the GBCC generally provides that a transaction between a corporation and a director with a conflicting interest, as defined in Section 14-2-860 of the GBCC, shall be effective, so long as such director discloses

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•	the contract or transaction is fair to Worldpay at the time it is authorized, approved or ratified by the Worldpay board, a committee thereof or the Worldpay stockholders.

to the directors voting on the transaction the existence and nature of the conflicting interest and informs the directors of the character of such, prior to the vote on the transaction, and such director plays no part, directly or indirectly, in the board’s deliberations or vote.

ANTI-TAKEOVER PROVISIONS AND INTERESTED SHAREHOLDERS

Worldpay, in its certificate of incorporation, has opted not to be governed by Section 203 of the DGCL which would prohibit Worldpay from engaging in a business combination (as defined in the DGCL) with an interested stockholder.

The FIS bylaws provide that FIS has elected to be governed by the “business combination” and “fair price” provisions of the GBCC, each of which could be viewed as having the effect of discouraging an attempt to obtain control of FIS. Specifically, Section 14-2-1132(a) of the GBCC restricts a corporation from entering into certain business combinations with an “interested shareholder” (i.e., a beneficial owner of 10% or more of a corporation’s voting stock) for a period of five years from the date on which the shareholder became an interested shareholder, unless:

(i)	prior to becoming an interested shareholder, the board of directors of the corporation approved either the merger or the transaction by which the shareholder became an interested shareholder;

(ii)

in the transaction in which the shareholder became an interested shareholder, the interested shareholder became the beneficial owner of at least 90% of the voting stock outstanding (excluding certain shares held in connection with employee stock plans); or

(iii)

after becoming an interested shareholder, such shareholder acquired additional shares resulting in the interested shareholder becoming the beneficial owner of at least 90% of the outstanding voting shares (excluding certain shares held in connection with employee stock plans)and the transaction was approved at an annual or special meeting of the shareholders by the holders of a majority of the voting stock entitled to vote thereon.

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Section 14-2-1111 of the GBCC—the “fair price provision”— requires that in addition to any vote otherwise required by law or the articles of incorporation, a business combination with an interested shareholder must be either:

(i)	unanimously approved by the continuing directors, so long as the continuing directors constitute at least three members of the board of directors at the time of approval, or

(ii)

recommended by at least two-thirds of the continuing directors and approved by a majority of the votes entitled to be cast by holders of voting shares, other than those owned by the interested shareholder who is, or whose affiliate is, a party to the business combination.

AMENDMENT TO CHARTER AND BY-LAWS

The Worldpay certificate of incorporation provides that certain provisions (affecting capital stock, the ability to amend, the board of directors and stockholder actions by written consent) of the certificate of incorporation may not be altered, amended or repealed, nor may any provision or bylaw inconsistent therewith be adopted without the affirmative vote of the holders of at least 66 2/3% of the voting power of the outstanding shares of Worldpay common stock.

The Worldpay certificate of incorporation is otherwise silent on the right to amend, alter, change or repeal provisions contained therein. The DGCL provides that in order to make such an amendment, the Worldpay board should adopt a resolution setting forth the proposed amendment, declaring its advisability and calling a special meeting of the stockholders or directing that the proposed amendment be considered at the next annual meeting. If, at such called meeting, a majority of outstanding stock entitled to vote thereon and a majority of the outstanding stock entitled to vote thereon as a class has been voted in favor of the amendment, the amendment will become effective.

The Worldpay bylaws provide that, in furtherance and not in limitation of any powers conferred by law, subject to any limitations contained in the Worldpay

The FIS articles of incorporation are silent on the right to amend, alter, change or repeal any provision contained in the FIS articles of incorporation. Under Section 14-2-1003 of the GBCC, an amendment to the FIS articles of incorporation generally requires a majority vote of the outstanding shares of each voting group entitled to be cast on the proposed amendment to the articles of incorporation. Section 14-2-1002 of the GBCC provides that certain minor amendments to a corporation’s articles of incorporation may be adopted by the directors without shareholder action.

The FIS articles of incorporation grant the FIS board sole authority to adopt resolutions providing for the issuance of, or providing for a change in the number of, shares of any particular series of preferred stock and at any time to file articles of amendment which are effective without shareholder action to increase or decrease the number of shares included in any series of preferred stock, to eliminate the series where no shares are issued or to set or change in any respect the voting powers, preferences, rights or restrictions relating to the shares of any series.

The FIS articles of incorporation and the FIS bylaws provide that the FIS board may alter, amend, change, add to, or repeal the FIS bylaws, and have the right (which, to the extent exercised, shall be exclusive) to establish the rights, powers, duties, rules and

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bylaws or certificate of incorporation, the bylaws may be amended, altered, changed or repealed by a majority of the Worldpay board, however, any bylaws adopted by the Worldpay board may be amended or repealed by the affirmative vote of at least 66 2/3% of the outstanding shares of Worldpay common stock.

The Worldpay bylaws and certificate of incorporation provide that no provision of the bylaws may be adopted, amended or repealed that interprets, qualifies or conflicts with the provisions of the Worldpay certificate of incorporation. Any inconsistency between the bylaws and the certificate of incorporation will be construed in favor of the certificate of incorporation, except that no provision of Article III (Board of Directors) or Article IV, Section 1 (Committee Appointments) may be adopted that adversely affects the Class B Directors without their consent.

procedures that from time to time shall govern the FIS board and its members. Pursuant to the FIS articles of incorporation, no bylaw shall be adopted by shareholders that shall impair or impede the implementation of the foregoing.

Under Section 14-2-1020 of the GBCC, a corporation’s shareholders may amend or repeal the corporation’s bylaws or adopt new bylaws even though the bylaws may also be amended or repealed by its board, provided that unless the articles of incorporation provide otherwise, the shareholders may not amend (but may repeal) a bylaw adopted by the board regarding cumulative or plurality voting regarding the election of directors.

FORUM SELECTION

Under the Worldpay bylaws, unless Worldpay consents in writing to the selection of an alternative forum, a state court located within Delaware (or, if no state court located in Delaware has jurisdiction, the federal district court for the District of Delaware) will be the sole and exclusive forum for:

•	any derivative action brought on behalf of Worldpay;

•	any action asserting a claim for breach of fiduciary duty by any director, officer or employee;

•	any action asserting a claim against Worldpay or any director, officer or employee arising pursuant to any provision of the DGCL, the Worldpay bylaws or the Worldpay certificate of incorporation; or

•	any action asserting a claim against Worldpay or any director, officer or employee governed by the internal affairs doctrine.

Neither the FIS articles of incorporation nor the FIS amended bylaws contain a forum selection clause.

PREEMPTIVE RIGHTS

Worldpay’s certificate of incorporation does not provide for any existing preemptive rights for Worldpay stockholders.

The FIS articles of incorporation do not provide for any preemptive rights for FIS stockholders.

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DISSENTERS’ OR APPRAISAL RIGHTS

Section 262 of the DGCL permits stockholders to dissent from a merger, consolidation or a sale of all or substantially all the assets of the corporation and obtain payment of the fair value of their shares, if they follow certain statutorily defined procedures. However, appraisal rights do not apply if the corporation’s stock is either:

•	listed on a national securities exchange, or

•	held of record by more than 2,000 holders.

Appraisal rights may be restored if, in the transaction, stockholders are to receive, in exchange for shares of their stock, anything other than:

(i)	stock of the surviving corporation;

(ii)	stock of any corporation that is or will be listed on a national securities exchange or held of record by more than 2,000 holders;

(iii)	cash in lieu of fractional shares; or

(iv)	any combination of (i), (ii) or (iii).

The DGCL further provides that no appraisal rights are available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for the approval of the stockholders of the surviving corporation as provided under Section 251(f) of the DGCL.

The GBCC provides that shareholders who comply with certain procedural requirements of the GBCC are entitled to dissent from and obtain payment of the fair value of their shares in the event of mergers, share exchanges, sales, or exchanges of all or substantially all of the corporation’s assets, amendments to the articles of incorporation that materially adversely affect certain rights in respect of a dissenter’s shares, and certain other actions taken pursuant to a shareholder vote to the extent provided for under the GBCC, the articles of incorporation, bylaws, or a resolution of the board. However, unless the corporation’s articles of incorporation provide otherwise, appraisal rights are not available:

•	to holders of shares of any class of shares not entitled to vote on the transaction;

•	in a sale of all or substantially all of the property of the corporation pursuant to a court order;

•	in a sale of all or substantially all of the corporation’s assets for cash, where all or substantially all of the net proceeds of such sale will be distributed to the shareholders within one year; or

•	to holders of shares which at the record date were either listed on a national securities exchange or held of record by more than 2,000 shareholders, unless in the case of a merger or share exchange: (1) the holders of the shares of the class or series are required under the plan of merger or share exchange to accept for their shares (A) anything except shares of the surviving corporation or a publicly held corporation which at the effective date of the merger or share exchange are either listed on a national securities exchange or held of record by more than 2,000 shareholders, except for scrip or cash payments in lieu of fractional shares or (B) any shares of the surviving corporation or another publicly held corporation which at the effective date of the merger or share exchange are either listed on a national securities exchange or held of record by more than 2,000

WORLDPAY	FIS

shareholders that are different, in type or exchange ratio per share, from the shares to be provided or offered to any other holder of shares of the same class or series of shares in exchange for such shares or (2) the articles of incorporation or a resolution of the board approving the transaction provides otherwise.

Neither the FIS articles of incorporation nor its bylaws provide for rights of appraisal or dissenters’ rights.

INSPECTION OF CORPORATE RECORDS

Under Section 220 of the DGCL, any stockholder, whether in person or by attorney or other agent, may, upon written demand under oath stating the purpose thereof and the person’s status as stockholder supported by documentary evidence, subject to certain restrictions, can inspect the books and records of Worldpay during usual business hours.

If Worldpay refuses to permit an inspection or does not reply within 5 business days after demand has been made, the stockholder may apply to the Delaware Court of Chancery for an order to compel inspection.

Under the GBCC, a shareholder, subject to certain restrictions, can inspect the records of FIS, during regular business hours at a reasonable location specified by the corporation, upon providing the corporation written notice of his or her demand at least five business days before he or she wishes to inspect to inspect and copy. Under the FIS bylaws, the FIS board has the power to fix reasonable rules and regulations governing the inspection of records so long as not in conflict with law. Shareholders owning two percent or less of the then outstanding FIS shares may not exercise their right to inspect FIS’ records without prior approval of the FIS board.

DIVIDENDS

The Worldpay bylaws provide that, subject to the Worldpay certificate of incorporation or law, the Worldpay board has the full power to determine whether any, and, if any, what part of any, funds legally available for the payment of dividends shall be paid as dividends and paid to stockholders. The Worldpay board will not be required at any time, against its lawful discretion, to divide or pay any part of any funds legally available for the payment of dividends among or to the stockholders.

The Worldpay board may set aside any funds available for dividends, before the payment of dividends, any funds as the Worldpay board deems proper as a reserve to meet contingencies, or for equalizing dividends, for repairing or maintaining any corporate property or any purpose the Worldpay board deems conducive to Worldpay’s interests.

The FIS articles of incorporation provide that, subject to the rights of any FIS preferred stock having a preference over FIS common stock as to dividends, holders of FIS common stock will be entitled to receive dividends as may be declared by the FIS board, such amounts to be paid out of any assets or funds of FIS legally available for the payment of dividends.

Under Section 14-2-640 of the GBCC, the FIS board of directors may, subject to any restrictions contained in its articles of incorporation, declare and pay a distribution to its shareholders, unless such distribution would:

•	prohibit the payment of FIS’ debts as they become due in the usual course of business; or

WORLDPAY	FIS

Under Section 170 of the DGCL, the Worldpay board may, subject to any restrictions contained in its certificate of incorporation, declare and pay dividends on shares of Worldpay capital stock either:

•	out of its surplus, or

•	in the case there is no such surplus, out of its net surplus for the fiscal year in which the dividend is declared and/or the preceding fiscal year.
•	cause FIS’ total assets to fall below the total sum of its total liabilities plus (unless the articles of incorporation permit otherwise) the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution.

APPRAISAL RIGHTS

Holders of FIS common stock

Under Georgia law, FIS shareholders are not entitled to dissenters’ or appraisal rights in connection with the issuance of shares of FIS common stock in the merger.

Holders of Worldpay Class A Common Stock

General

For purposes of the merger, each holder of record of Worldpay Class A common stock is entitled to appraisal rights under Delaware law in connection with the merger. Pursuant to Section 262 of the DGCL, a holder of record of Worldpay Class A common stock who does not vote for the adoption and approval of the merger agreement and who otherwise follows the procedures set forth in Section 262 of the DGCL has the right to seek appraisal of his, her or its shares of Worldpay Class A common stock, subject to certain limitations of the DGCL, and to receive payment in cash of the judicially determined fair value of his, her or its shares of Worldpay Class A common stock, exclusive of any element of value arising from the accomplishment or expectation of the merger, as determined by the Delaware Court of Chancery, together with interest, if any, to be paid upon the amount judicially determined to be the fair value of such shares of Worldpay Class A common stock. These rights are known as appraisal rights. The “fair value” of such shares of Worldpay Class A common stock as determined by the Delaware Court of Chancery may be more or less than, or the same as, the merger consideration that a holder of record of Worldpay Class A common stock is otherwise entitled to receive for the same number of shares of Worldpay Class A common stock under the terms of the merger agreement. Strict compliance with the statutory procedures in Section 262 of the DGCL is required. A holder of record of Worldpay Class A common stock who wishes to exercise appraisal rights, or preserve the ability to do so, must not vote for the Worldpay merger proposal, and must not deliver a signed proxy without indicating a decision on the Worldpay merger proposal. Any signed proxy returned without indicating a decision on the Worldpay merger proposal will be considered as a vote “FOR” the Worldpay merger proposal.

This section is intended only as a brief summary of the material provisions of the DGCL that a holder of record of Worldpay Class A common stock must follow in order to seek and perfect appraisal rights. This summary, however, is not a complete statement of all applicable requirements and the law pertaining to appraisal rights under the DGCL, and is qualified in its entirety by reference to Section 262 of the DGCL, the full text of which is attached as Annex E to this joint proxy statement/prospectus. A holder of record of Worldpay Class A common stock intending to exercise his, her or its appraisal rights should carefully review Annex E to this joint proxy statement/prospectus in its entirety. Failure to follow precisely any of the statutory procedures set forth in Section 262 of the DGCL may result in loss of appraisal rights. A stockholder who loses his, her or its appraisal rights will be entitled to receive the merger consideration.

The following summary does not constitute any legal or other advice, nor does it constitute a recommendation that holders of record of Worldpay Class A common stock exercise their appraisal rights under Section 262 of the DGCL. Unless otherwise noted, all references in this summary to “you” are to the holders of record of Worldpay Class A common stock immediately prior to the merger as to which appraisal rights are asserted. A person having a beneficial interest in shares of Worldpay Class A common stock held of record in the name of another person must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights.

Notice of Appraisal Rights

Section 262 of the DGCL requires that, where a merger agreement is submitted for approval at a meeting of stockholders, Worldpay, not less than 20 days prior to the meeting, must notify each of its stockholders who was a Worldpay stockholder of record on the record date for notice of such meeting that appraisal rights are available, and must include in such notice a copy of Section 262 of the DGCL. THIS JOINT PROXY STATEMENT/PROSPECTUS CONSTITUTES THE REQUIRED NOTICE, AND THE COPY OF APPLICABLE STATUTORY PROVISIONS IS ATTACHED TO THIS JOINT PROXY STATEMENT/PROSPECTUS AS ANNEX E.

How to Preserve, Exercise and Perfect Your Appraisal Rights

Worldpay stockholders wishing to exercise the rights to seek an appraisal of their shares must do ALL of the following:

•

You must not vote in favor of the adoption and approval of the merger agreement. Because a proxy that is signed and submitted but does not otherwise contain voting instructions will, unless revoked, be voted in favor of the adoption and approval of the merger agreement, if you vote by proxy and wish to exercise your appraisal rights you must vote against the adoption and approval of the merger agreement or abstain from voting your shares.

•

You must deliver to Worldpay, before voting on the merger, a written demand for appraisal of you shares. The demand must reasonably inform Worldpay of the identity of the stockholder and that the stockholder intends to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation will not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as provided by the DGCL. All demands for appraisal should be addressed to Worldpay, Inc. 8500 Governor’s Hill Drive, Symmes Township, Ohio 45249, Attention: General Counsel, and must be delivered before the vote is taken to approve the proposal to adopt and approve the merger agreement at the Worldpay special meeting, and should be executed by, or on behalf of, the record holder of the shares of Worldpay Class A common stock

•

You must hold of record the shares of Worldpay Class A common stock on the date such stockholder makes a demand pursuant to the DGCL and must continuously hold such shares through the effective time. You will lose your appraisal rights if you transfer the shares before the effective time.

•

You or the surviving corporation in the merger must file a petition in the Delaware Court of Chancery requesting a determination of the fair value of the shares within 120 days after the effective time. The surviving corporation is under no obligation to file any such petition in the Delaware Court of Chancery and has no intention of doing so. Accordingly, it is the obligation of the Worldpay stockholders who desire to exercise their appraisal rights to initiate all necessary action to perfect their appraisal rights in respect of shares of Worldpay Class A common stock within the time prescribed in Section 262 of the DGCL.

If you are not a Worldpay stockholder of record and you wish to exercise appraisal rights, you should contact your bank, broker or other nominee to determine the appropriate procedures for the making of a demand for appraisal by the nominee. A demand for appraisal cannot be made by the beneficial owner of shares of Worldpay Class A common stock if such beneficial owner is not also the record holder of the shares of Worldpay Class A common stock. The beneficial owner of shares of Worldpay Class A common stock must, in such cases, have the holder of record of such shares of Worldpay Class A common stock submit the required demand in respect of such shares.

If you and/or the record holder of your shares of Worldpay Class A common stock fail to comply with all of the conditions required by Section 262 of the DGCL to perfect your appraisal rights, and the merger is completed, you (assuming that you hold your shares through the effective time of the merger) will be entitled to receive payment for your shares of Worldpay Class A common stock as provided for in the merger agreement, but you will have no appraisal rights with respect to your shares of Worldpay Class A common stock.

If the shares of Worldpay Class A common stock are held of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or for all joint owners. An authorized agent, including an authorized agent for two or more joint owners, may execute the demand for appraisal for a holder of record of Worldpay Class A common stock; however, the agent must identify the record holder or holders and expressly disclose the fact that, in executing the demand, he, she or it is acting as agent for the record holder or holders. A record holder, who holds shares of Worldpay Class A common stock as a nominee for others, may exercise his, her or its right of appraisal with respect to the shares of Worldpay Class A common stock held for one or more beneficial owners, while not exercising this right for other beneficial owners. In that case, the written demand should state the number of shares of Worldpay Class A common stock as to which appraisal is sought. Where no number of shares of Worldpay Class A common stock is expressly mentioned, the demand for appraisal will be presumed to cover all shares of Worldpay Class A common stock held in the name of the record holder.

Within 10 days after the effective time of the merger, the surviving corporation in the merger must notify each Worldpay stockholder who has complied with the requirements of Section 262 the DGCL and has not voted in favor of or consented to the merger as of the date that the merger became effective.

How to Withdraw Your Appraisal Rights

At any time within 60 days after the effective time, any holder of record of Worldpay Class A common stock who has not commenced an appraisal proceeding or joined a proceeding as a named party may withdraw the demand for appraisal and accept the merger consideration specified in the merger agreement for his, her or its shares of Worldpay Class A common stock by delivering to the surviving corporation a written withdrawal of the demand for appraisal. However, any such attempt to withdraw the demand made more than 60 days after the effective time will require written approval of the surviving corporation. Unless the demand for appraisal is properly withdrawn by the stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party within 60 days after the effective time, no appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any holder of record of Worldpay Class A common stock without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just. If the surviving corporation does not approve a request to withdraw a demand for appraisal when that approval is required, or, except with respect to any stockholder who withdraws such stockholder’s right to appraisal in accordance with the immediately preceding sentence, if the Delaware Court of Chancery does not approve the dismissal of an appraisal proceeding, the stockholder will be entitled to receive only the appraised value determined in any such appraisal proceeding, which value could be less than, equal to or more than the merger consideration for his, her or its shares of Worldpay Class A common stock.

Filing a Petition for Appraisal

Within 120 days after the effective time, but not thereafter, either the surviving corporation or any holder of record of Worldpay Class A common stock who has complied with the requirements of Section 262 of the DGCL and is entitled to appraisal rights under Section 262 of the DGCL may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares of Worldpay Class A common stock held by all holders of Worldpay Class A common stock entitled to appraisal. Upon the filing of such a petition by a holder of record of Worldpay Class A common stock, service of a copy of such petition will be made upon the surviving corporation. The surviving corporation has no present intent to file such a petition and has no obligation to cause such a petition to be filed, and holders of record of Worldpay Class A common stock should not assume that the surviving corporation will file a petition. Accordingly, it is the obligation of the holder of record of Worldpay Class A common stock to initiate all necessary action to perfect appraisal rights in respect of shares of Worldpay Class A common stock within the time prescribed in Section 262 and the failure of a holder of record of Worldpay Class A common stock to file such a petition within the period specified could nullify his, her or its previous written demand for appraisal. In addition, within 120 days after the effective time, any holder of record of Worldpay Class A common stock who has properly asserted appraisal rights under Section 262 of the DGCL, upon written request, will be entitled to receive from the surviving corporation, a statement setting forth the aggregate number of shares of Worldpay Class A common stock for which a written consent approving the Worldpay merger proposal was not submitted and with respect to which demands for appraisal have been received, and the aggregate number of holders of such shares. The statement must be mailed within 10 days after such written request has been received by the surviving corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. A person who is the beneficial owner of shares of Worldpay Class A common stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition for appraisal or request from the surviving corporation such statement.

If a petition for appraisal is duly filed by a holder of record of Worldpay Class A common stock and a copy of the petition is served upon the surviving corporation, then the surviving corporation will be obligated, within 20 days after receiving service of a copy of the petition, to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all holders of record of Worldpay Class A common stock who have demanded an appraisal of their shares of Worldpay Class A common stock and with whom agreements as to the value of their shares of Worldpay Class A common stock have not been reached. After notice to holders of record of Worldpay Class A common stock who have demanded appraisal, if such notice is ordered by the Delaware Court of Chancery, the Delaware Court of Chancery is empowered to conduct a hearing upon the petition and to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to the appraisal rights provided by Section 262 of the DGCL. The Delaware Court of Chancery may require holders of record of Worldpay Class A common stock who have demanded payment for their shares of Worldpay Class A common stock to submit their stock certificates to the Delaware Register in Chancery for notation of the pendency of the appraisal proceedings, and if any holder of record of Worldpay Class A common stock fails to comply with that direction, the Delaware Court of Chancery may dismiss the proceedings as to that holder of record of Worldpay Class A common stock.

Section 262 of the DGCL provides that if immediately before a transaction such as the merger the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Delaware Chancery Court must dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (i) the total number of shares entitled to appraisal exceeds 1% of the issued and outstanding shares of the class or series eligible for appraisal or (ii) the value of the consideration provided in the merger for such total number of shares exceeds $1 million.

Determination of Fair Value

After determination of the holders of record of Worldpay Class A common stock entitled to appraisal of their shares of Worldpay Class A common stock, the Delaware Court of Chancery will appraise the shares of Worldpay Class A common stock, determining their fair value as of the effective time after taking into account all relevant factors exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest, if any, to be paid upon the amount judicially determined to be the fair value. When the fair value has been determined, the Delaware Court of Chancery will direct the payment of such value upon surrender by those holders of record of Worldpay Class A common stock entitled to appraisal of the Worldpay stock certificates representing their shares of Worldpay Class A common stock. Unless the court in its discretion determines otherwise for good cause shown, interest from the effective time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each Worldpay stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided in the foregoing only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Delaware Court of Chancery, and (2) interest theretofore accrued, unless paid at that time.

Although Worldpay believes that the merger consideration provided for Worldpay stockholders in the merger agreement is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the court and holders of record of Worldpay Class A common stock should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the merger consideration. Moreover, neither Worldpay nor FIS anticipates offering more than the merger consideration to any stockholder exercising appraisal rights, and Worldpay and FIS reserve the right to assert, in any appraisal proceeding, that, for purposes of Section 262 of the DGCL, the “fair value” of a share of Worldpay Class A common stock is less than the per share merger consideration.

In determining “fair value,” the Delaware Court of Chancery is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that, in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger and that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion that does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 of the DGCL to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” In addition, Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenting stockholder’s exclusive remedy.

Other Considerations

Costs of the appraisal proceeding (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and imposed upon the surviving corporation and the holders of record of Worldpay Class A common stock participating in the appraisal proceeding by the Delaware Court of Chancery, as it deems equitable in the circumstances. Each holder of record of Worldpay Class A common stock seeking appraisal is responsible for his, her or its attorneys’ and expert witness expenses; although, upon the application of a holder of record of Worldpay Class A common stock, the Delaware Court of Chancery could order all or a portion of the expenses incurred by any holder of record of Worldpay Class A common stock in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts used in the appraisal proceeding, to be charged pro rata against the value of all shares of Worldpay Class A common stock entitled to appraisal.

Any holder of record of Worldpay Class A common stock who has duly demanded appraisal in compliance with Section 262 of the DGCL will not, after the effective time, be entitled to vote such shares of Worldpay Class A common stock subject to that demand for any purpose or to receive payments of dividends with respect to such shares of Worldpay Class A common stock, other than with respect to payments as of a record date prior to the effective time. However, if no petition for appraisal is filed within 120 days after the completion of the merger, or if a holder of record of Worldpay Class A common stock otherwise fails to perfect his, her or its appraisal rights, successfully withdraws his, her or its demand for appraisal or loses his, her or its right to appraisal, then the right of that holder of record of Worldpay Class A common stock to appraisal will cease and that holder of record of Worldpay Class A common stock will only be entitled to receive the merger consideration for his, her or its shares of Worldpay Class A common stock pursuant to the merger agreement.

FAILING TO FOLLOW PROPER STATUTORY PROCEDURES WILL RESULT IN LOSS OF YOUR APPRAISAL RIGHTS. In view of the complexity of Section 262 of the DGCL, holders of record of Worldpay Class A common stock who may wish to pursue appraisal rights should consult their legal counsel and financial advisor. To the extent there are any inconsistencies between the foregoing summary and Section 262 of the DGCL, Section 262 of the DGCL will govern.

LEGAL MATTERS

The validity of the shares of FIS common stock to be issued pursuant to the merger agreement will be passed upon by [●].

EXPERTS

FIS

The consolidated financial statements of Fidelity National Information Services, Inc. as of December 31, 2018 and 2017, and for each of the years in the three-year period ended December 31, 2018, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2018 have been incorporated by reference herein in reliance on the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

Worldpay

The consolidated financial statements and related financial statement schedule, incorporated in this joint proxy statement/prospectus by reference from Worldpay, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2018, and the effectiveness of Worldpay, Inc.’s internal control over financial reporting, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference (which report on the consolidated financial statements expresses an unqualified opinion and includes an explanatory paragraph relating to a change in accounting principle for the accounting for revenue from contracts with customers). Such consolidated financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

Worldpay Group Limited

The consolidated financial statements of Worldpay Group Limited as of December 31, 2017 and 2016, and for each of the years in the three-year period ended December 31, 2017, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent auditor, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

FUTURE SHAREHOLDER PROPOSALS

FIS

FIS will hold its 2019 annual meeting of shareholders, referred to as the FIS 2019 annual meeting, regardless of whether the merger has been completed.

Under SEC rules, any proposal that a shareholder desired to include in FIS’ proxy materials for the FIS 2019 annual meeting pursuant to Rule 14a-8 promulgated under the Exchange Act must have been delivered no later than December 21, 2018 to the following address: Fidelity National Information Services, Inc., 601 Riverside Avenue, Jacksonville, Florida 32204.

Under the FIS amended by-laws, FIS shareholders who meet the requirements set forth in the FIS amended by-laws may under certain circumstances include a specified number of director nominees in FIS’ proxy materials. Among other matters, an FIS shareholder must give written notice to FIS’ corporate secretary not less than 120 days and not more than 150 days prior to the first anniversary of the date on which FIS first made available its proxy materials for the FIS 2018 annual meeting of shareholders. Because FIS commenced mailing its proxy statement for the 2018 annual meeting on April 20, 2018, FIS must have received notice of an FIS shareholder’s director nomination for the FIS 2019 annual meeting pursuant to the FIS bylaw proxy access provision no sooner than November 21, 2018 and no later than December 21, 2018. If the notice was received outside of that time frame, then FIS is not required to include the nominees in the proxy materials for the FIS 2019 annual meeting.

Any other proposal that a shareholder wishes to bring before the 2019 annual meeting of shareholders without inclusion of such proposal in FIS’ proxy materials must have also been received by FIS no later than December 21, 2018.

Worldpay

Worldpay will hold its 2019 annual meeting of stockholders, referred to as the Worldpay 2019 annual meeting, regardless of whether the merger has been completed.

Under SEC Rule 14a-8 promulgated under the Exchange Act, Worldpay stockholders may present proper proposals for inclusion in its proxy statement and for consideration at the Worldpay 2019 annual meeting by submitting their proposals in a timely manner. To be eligible for inclusion in the proxy materials for the Worldpay 2019 annual meeting, a stockholder proposal must have been received by Worldpay’s corporate secretary by no later than December 5, 2018, and must have complied in all respects with applicable SEC rules. Stockholder proposals should be addressed to Worldpay, Inc., 8500 Governor’s Hill Drive, Symmes Township, Ohio 45249, Telephone (212) 266-3565.

A Worldpay stockholder may present a proposal not included in Worldpay’s proxy materials from the floor of the Worldpay 2019 annual meeting only if Worldpay’s corporate secretary received notice of the proposal, along with additional information required by the Worldpay bylaws, between January 16, 2019 and February 15, 2019. Notice should be addressed to Worldpay, Inc., 8500 Governor’s Hill Drive, Symmes Township, Ohio 45249, Telephone (212) 266-3565.

HOUSEHOLDING OF PROXY MATERIALS

The SEC has adopted rules that permit companies and banks, brokers or other nominees to satisfy delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement or annual report, as applicable, addressed to those stockholders. As permitted by the Exchange Act, only one copy of this joint proxy statement/prospectus is being delivered to stockholders residing at the same address, unless such stockholders have notified the company whose shares they hold of their desire to receive multiple copies of the joint proxy statement/prospectus. This process, which is commonly referred to as “householding,” potentially provides extra convenience for stockholders and cost savings for companies.

If, at any time, you no longer wish to participate in householding and would prefer to receive a separate joint proxy statement/prospectus, or if you are receiving multiple copies of this joint proxy statement/prospectus and wish to receive only one, please contact FIS or Worldpay, as applicable, at the respective address identified below. FIS or Worldpay, as applicable, will promptly deliver, upon oral or written request, a separate copy of this joint proxy statement/prospectus to any shareholder or stockholder, as applicable, residing at an address to which only one copy was mailed. Requests for additional copies should be directed to, as applicable: Fidelity National Information Services, Inc., 601 Riverside Avenue, Jacksonville, Florida 32204, Telephone (904) 438-6000, or Worldpay, Inc., 8500 Governor’s Hill Drive, Symmes Township, Ohio 45249, Telephone (212) 266-3565.

WHERE YOU CAN FIND MORE INFORMATION

FIS has filed a registration statement on Form S-4 to register with the SEC the shares of FIS common stock to be issued to Worldpay stockholders as the stock consideration. This joint proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of FIS in addition to being a proxy statement for FIS’ special meeting and Worldpay’s special meeting. The registration statement, including the attached annexes and exhibits, contains additional relevant information about FIS and the FIS common stock. The rules and regulations of the SEC allow FIS and Worldpay to omit certain information included in the registration statement from this joint proxy statement/prospectus.

FIS and Worldpay each file annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. The SEC maintains a website that contains reports, proxy statements and information statements, and other information regarding issuers, including FIS and Worldpay, who file electronically with the SEC. The address of that website is www.sec.gov. Investors may also consult FIS’ and Worldpay’s websites for more information about FIS or Worldpay, respectively. FIS’ website is www.fisglobal.com. Worldpay’s website is www.worldpay.com. Information included on these websites is not incorporated herein.

The SEC allows FIS and Worldpay to “incorporate by reference” into this joint proxy statement/prospectus information that FIS and Worldpay file with the SEC, which means that important information can be disclosed to you by referring you to those documents and those documents will be considered part of this joint proxy statement/prospectus. The information incorporated by reference herein is an important part of this joint proxy statement/prospectus. Certain information that is subsequently filed with the SEC will automatically update and supersede information in this joint proxy statement/prospectus and in earlier filings with the SEC. Any statement so modified or superseded will not be deemed, except as so updated or superseded, to constitute a part of this joint proxy statement/prospectus. Some documents or information, such as that called for by Item 2.02 and 7.01 of a Current Report on Form 8-K, or the exhibits related thereto under Item 9.01 of such Current Report on Form 8-K, are deemed furnished and not filed in accordance with SEC rules. None of those documents and none of that information is incorporated by reference herein. This joint proxy statement/prospectus also contains summaries of certain provisions contained in some of the FIS or Worldpay documents described in this joint proxy statement/prospectus, but reference is made to the actual documents for complete information. All of these summaries are qualified in their entirety by reference to the actual documents.

The information and documents listed below, which FIS and Worldpay have filed with the SEC, are incorporated by reference herein, to the extent filed and not furnished:

FIS (SEC File No. 1-16427)

•	FIS’ Annual Report on Form 10-K for the fiscal year ended December 31, 2018, filed with the SEC on February 21, 2019;

•	FIS’ Proxy Statement for FIS’ 2019 annual meeting of stockholders, filed with the SEC on April 12, 2019;

•

FIS’ Current Reports on Form 8-K (excluding any information and exhibits furnished under Item 2.02 or 7.01 thereof), filed with the SEC on March 8, 2019, March 18, 2019, March 18, 2019 and April 11, 2019; and

•

the description of FIS’ capital and common stock, par value $0.01 per share, contained in FIS’ Registration Statement on Form 10-12B/A filed with the SEC on June 11, 2004, including any amendment or report filed for the purpose of updating such description.

Worldpay (SEC File No. 001-35462)

•	Worldpay’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, filed with the SEC on February 26, 2019;

•	Worldpay’s Proxy Statement for Worldpay’s annual meeting of stockholders, filed with the SEC on April 3, 2019; and

•

Worldpay’s Current Reports on Form 8-K (excluding any information and exhibits furnished under Item 2.02 or 7.01 thereof), filed with the SEC on January 16, 2018 (as amended on April 3, 2018 including Item 9.01 therein), March 18, 2019 and March 18, 2019.

In addition, all documents filed by FIS and Worldpay with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of filing of the registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part and before the respective dates of the FIS special meeting and the Worldpay special meeting will be deemed to be incorporated by reference herein and made a part of this joint proxy statement/prospectus from the respective dates of filing; provided, however, that FIS and Worldpay are not incorporating any information furnished under Items 2.02 or 7.01 of any Current Report on Form 8-K, or the exhibits related thereto under Item 9.01 of any such Current Report on Form 8-K, unless specifically stated otherwise.

FIS has supplied all information contained in or incorporated by reference herein relating to FIS, and Worldpay has supplied all such information contained in or incorporated by reference herein relating to Worldpay.

Documents incorporated by reference herein are available from FIS or Worldpay, as the case may be, without charge, excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference herein. Stockholders may obtain these documents incorporated by reference herein by requesting them in writing or by telephone from the appropriate party at the following addresses and telephone numbers:

Fidelity National Information Services, Inc.

601 Riverside Avenue

Jacksonville, Florida 32204

Attention: Investor Relations

Telephone: (904) 438-6000

Worldpay, Inc.

8500 Governor’s Hill Drive

Symmes Township, Ohio 45249

Attention: Investor Relations

Telephone: (513) 900-5250

To ensure timely delivery of the documents, FIS shareholders and Worldpay stockholders must make their requests no later than [●].

You should not rely on information that purports to be made by or on behalf of FIS or Worldpay other than the information contained in or incorporated by reference herein. Neither FIS nor Worldpay has authorized anyone to provide you with information on behalf of FIS or Worldpay, respectively, that is different from the information contained in this joint proxy statement/prospectus.

If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this joint proxy statement/prospectus or solicitations of proxies are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this joint proxy statement/prospectus does not extend to you.

This joint proxy statement/prospectus is dated [●], 2019. You should not assume that the information in it is accurate as of any date other than that date, and neither its mailing to Worldpay stockholders or FIS shareholders nor the issuance of FIS common stock in the merger will create any implication to the contrary.

Annex A

AGREEMENT AND PLAN OF MERGER

by and among

FIDELITY NATIONAL INFORMATION SERVICES, INC.,

WRANGLER MERGER SUB, INC.

and

WORLDPAY, INC.

Dated as of March 17, 2019

ARTICLE I THE MERGER		A-1

1.1	The Merger	A-1
1.2	Closing	A-1
1.3	The Effective Time	A-2
1.4	Effects of the Merger	A-2
1.5	Conversion of Company Class A Common Stock	A-2
1.6	Parent Common Stock	A-3
1.7	Merger Sub Common Stock	A-3
1.8	Treatment of Company Equity Awards	A-3
1.9	Certificate of Incorporation of the Surviving Corporation	A-6
1.10	Bylaws of the Surviving Corporation	A-6
1.11	Directors of the Surviving Corporation	A-6
1.12	Officers of the Surviving Corporation	A-6

ARTICLE II SURRENDER AND PAYMENT		A-6

2.1	Deposit of Exchange Fund	A-6
2.2	Surrender and Payment	A-7
2.3	Dissenters’ Rights	A-8
2.4	No Further Ownership in Company	A-9
2.5	Dividends or Distributions with Respect to Unexchanged Shares	A-9
2.6	Withholding Rights	A-9

ARTICLE III REPRESENTATIONS AND WARRANTIES OF THE COMPANY		A-9

3.1	Corporate Organization	A-10
3.2	Capitalization	A-11
3.3	Authority; No Violation	A-13
3.4	Consents and Approvals	A-13
3.5	Reports	A-14
3.6	Financial Statements	A-15
3.7	Broker’s Fees	A-16
3.8	Absence of Certain Changes or Events	A-16
3.9	Legal Proceedings	A-17
3.10	Taxes and Tax Returns	A-17
3.11	Employees and Employee Benefit Plans	A-18
3.12	Compliance with Applicable Law	A-20
3.13	Certain Contracts	A-22
3.14	Agreements with Regulatory Agencies	A-23
3.15	Customers	A-23
3.16	Environmental Matters	A-24
3.17	Real Property	A-24

A-i

3.19	Related Party Transactions	A-26
3.20	State Takeover Laws	A-26
3.21	Reorganization	A-26
3.22	Opinion	A-27
3.23	Company Information	A-27
3.24	Insurance	A-27

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB		A-27

4.1	Corporate Organization	A-28
4.2	Capitalization	A-28
4.3	Authority; No Violation	A-30
4.4	Consents and Approvals	A-31
4.5	Reports	A-31
4.6	Financial Statements	A-32
4.7	Broker’s Fees	A-33
4.8	Absence of Certain Changes or Events	A-33
4.9	Legal Proceedings	A-33
4.10	Taxes and Tax Returns	A-34
4.11	Employees and Employee Benefit Plans	A-35
4.12	Compliance with Applicable Law	A-37
4.13	Certain Contracts	A-38
4.14	Agreements with Regulatory Agencies	A-39
4.15	Customers	A-39
4.16	Environmental Matters	A-39
4.17	Real Property	A-40
4.19	Related Party Transactions	A-41
4.20	State Takeover Laws	A-41
4.21	Reorganization	A-41
4.22	Opinion	A-42
4.23	Parent Information	A-42
4.24	Insurance	A-42
4.25	Sufficient Funds	A-42

ARTICLE V COVENANTS RELATING TO CONDUCT OF BUSINESS		A-44

5.1	Conduct of Business Prior to the Effective Time	A-44
5.2	Company Forbearances	A-44
5.3	Parent Forbearances	A-47

ARTICLE VI ADDITIONAL AGREEMENTS		A-49

6.1	Regulatory Matters	A-49
6.2	Access to Information	A-53
6.3	Shareholder Approval and Stockholder Approval	A-54
6.4	Stock Exchange Listing	A-55

A-ii

6.5	Employee Matters	A-56
6.6	Indemnification; Directors’ and Officers’ Insurance	A-57
6.7	Advice of Changes	A-58
6.8	Corporate Governance	A-58
6.9	Acquisition Proposals	A-59
6.10	Public Announcements	A-63
6.11	Takeover Statutes	A-63
6.12	Exemption from Liability Under Section 16(b)	A-63
6.13	Litigation and Claims	A-64
6.14	Financing	A-64
6.15	Transition	A-68
6.16	Stock Exchange Delisting	A-68
6.17	Employee Cooperation	A-68
6.18	Tax Matters	A-69
6.19	Treatment of Company Indebtedness	A-69
6.20	Exchange of Class B Units	A-70

ARTICLE VII CONDITIONS PRECEDENT		A-70

7.1	Conditions to Each Party’s Obligation to Effect the Merger	A-70
7.2	Conditions to Obligations of Parent and Merger Sub	A-71
7.3	Conditions to Obligations of the Company	A-71

ARTICLE VIII TERMINATION AND AMENDMENT		A-72

8.1	Termination	A-72
8.2	Effect of Termination	A-73

ARTICLE IX GENERAL PROVISIONS		A-74

9.1	Nonsurvival of Representations, Warranties and Agreements	A-74
9.2	Amendment	A-74
9.3	Extension; Waiver	A-75
9.4	Expenses	A-75
9.5	Notices	A-75
9.6	Interpretation	A-76
9.7	No Other Representations or Warranties	A-77
9.8	Counterparts	A-77
9.9	Entire Agreement	A-77
9.10	Waiver of Jury Trial	A-77
9.11	Governing Law; Jurisdiction	A-78
9.12	Assignment; Third-Party Beneficiaries	A-78
9.13	Specific Performance	A-79
9.14	Severability	A-79
9.15	Delivery by Facsimile or Electronic Transmission	A-79
9.16	No Recourse	A-79

A-iii

GLOSSARY OF DEFINED TERMS

Acquisition Proposal	A-59
Action	A-17
affiliate	A-76
Agreement	A-1
Alternative Financing	A-65
Alternative Transaction	A-69
Antitrust Division	A-50
Applicable Achievement Level	A-4
Approval Date	A-52
Board	A-1
Boards	A-1
business day	A-76
Cash Consideration	A-2
Certificate of Merger	A-2
Change in Company Recommendation	A-61
Change in Parent Recommendation	A-61
Chosen Courts	A-78
Class B Units	A-12
Closing	A-1
Closing Date	A-1
Code	A-1
Commitment Letter	A-43
Company	A-1
Company Benefit Plan	A-18
Company Board	A-1
Company Bylaws	A-10
Company CEO	A-58
Company Charter	A-10
Company Class A Common Stock	A-2
Company Class B Common Stock	A-2
Company Common Stock	A-11
Company Compensation Committee	A-5
Company Contract	A-23
Company Covered Customer	A-24
Company Designated Director	A-58
Company Disclosure Schedule	A-9
Company Equity Awards	A-11
Company ERISA Affiliate	A-19
Company ESPP	A-4
Company Exchange Agreement Right	A-12
Company Indemnified Parties	A-57
Company Insiders	A-63
Company Intervening Event	A-62
Company Labor Agreements	A-20

Company Leased Properties	A-24
Company Meeting	A-55
Company Owned Properties	A-24
Company Parties	A-79
Company Performance Share Awards	A-3
Company Preferred Stock	A-11
Company PSUs	A-4
Company Real Property	A-24
Company Recommendation	A-62
Company Registered IP	A-25
Company Regulatory Agreement	A-23
Company Related Party Contract	A-26
Company Related Persons	A-19
Company Reports	A-14
Company Restricted Share	A-3
Company RSU	A-4
Company SAYE	A-5
Company Stock Option	A-3
Company Stock Plans	A-3
Company Subsidiary	A-10
Confidentiality Agreement	A-54
Continuing Employees	A-56
Controlled Group Liability	A-19
Converted Parent RSU	A-4
Converted Restricted Share	A-3
Converted Stock Option	A-3
Credit Suisse	A-16
Data Protection Laws	A-21
Data Protection Requirements	A-26
Debt Documents	A-64
Delaware Secretary	A-1
Departing Company Director	A-59
DGCL	A-1
Dissenting Shares	A-8
Divestiture	A-49
Dutch Central Bank Approval	A-50
Effective Time	A-1
Enforceability Exceptions	A-13
Environmental Laws	A-24
Equity Award Exchange Ratio	A-3
ERISA	A-18
Exception Shares	A-2
Exchange Act	A-13
Exchange Agent	A-6

A-iv

Exchange Agreement	A-3
Exchange Fund	A-7
Exchange Ratio	A-2
Existing Agent	A-69
Existing Credit Agreement	A-69
Extended Termination Date	A-72
FCA	A-14
FCA Approval	A-14
FCPA	A-21
Final Offering Period	A-4
Financing	A-43
Financing Parties	A-68
Financing Sources	A-68
FINRA	A-21
FSMA	A-14
FTC	A-50
GAAP	A-10
Governmental Entity	A-14
Hazardous Substance	A-24
HSR Act	A-14
HSR Clearance	A-70
IFRS	A-15
Initial Termination Date	A-72
Intellectual Property Rights	A-25
IRS	A-17
IT Assets	A-26
Joint Proxy Statement	A-13
Joint Statement	A-13
Key Employees	A-68
knowledge	A-76
Laws	A-21
Liens	A-12
LSE	A-13
made available	A-76
Malicious Code	A-26
Material Adverse Effect	A-10
Merger	A-1
Merger Consideration	A-2
Merger Sub	A-1
Merger Sub Board	A-1
Merger Sub Bylaws	A-6
Merger Sub Certificate	A-28
Multiemployer Plan	A-19
Multiple Employer Plan	A-19
NACHA	A-22
Networks	A-22

New Certificates	A-2
New Plans	A-56
Non-U.S. Company Benefit Plan	A-20
Non-U.S. Parent Benefit Plan	A-36
Non-U.S. Statutory Company Benefit Plans	A-18
Non-U.S. Statutory Parent Benefit Plans	A-35
NYSE	A-7
OFAC	A-21
Old Certificate	A-2
Opinion Counsel	A-69
Original Company Meeting Date	A-55
Original Parent Meeting Date	A-54
Parent	A-1
Parent 10b5-1 Plan	A-29
Parent Articles	A-28
Parent Benefit Plan	A-35
Parent Board	A-1
Parent Bylaws	A-28
Parent CEO	A-58
Parent Common Stock	A-2
Parent Compensation Committee	A-29
Parent Contract	A-38
Parent Covered Customer	A-39
Parent Disclosure Schedule	A-27
Parent Equity Awards	A-29
Parent ERISA Affiliate	A-35
Parent ESPP	A-29
Parent Intervening Event	A-62
Parent Labor Agreements	A-36
Parent Leased Properties	A-40
Parent Meeting	A-54
Parent Owned Properties	A-40
Parent PSUs	A-29
Parent Real Property	A-40
Parent Recommendation	A-62
Parent Registered IP	A-40
Parent Regulatory Agreement	A-39
Parent Related Party Contract	A-41
Parent Related Persons	A-36
Parent Reports	A-31
Parent RSUs	A-28
Parent Share Issuance	A-14
Parent Stock Options	A-28
Parent Stock Plan	A-28
Parent Stock Price	A-8
Parent Subsidiary	A-28

A-v

Payoff Amount	A-69
Payoff Letter	A-69
PCI-DSS	A-22
Permitted Encumbrances	A-24
person	A-76
Personal Data	A-21
Post-Merger Share	A-5
Premium Cap	A-57
Processing Matters	A-21
Prospectus	A-14
Prospectus Rules	A-27
Regulatory Agencies	A-14
Relevant Member State	A-53
Remedy	A-50
Representatives	A-59
Required Amount	A-43
Required Information	A-66
Requisite Company Vote	A-13
Requisite Parent Vote	A-30
Requisite Regulatory Approvals	A-70
Rollover SAYE Award	A-5
S-4	A-13
Sarbanes-Oxley Act	A-15
SAYE Award	A-5

SAYE Plans	A-5
SEC	A-13
Securities Act	A-13
Security Breach	A-21
Sensitive Data	A-26
Share Consideration	A-2
Skadden	A-69
SRO	A-14
Subsidiary	A-10
Subsidiary Accounts	A-15
Superior Proposal	A-62
Surviving Corporation	A-1
Tail Period	A-57
Takeover Statutes	A-26
Tax	A-18
Tax Opinion	A-69
Tax Return	A-18
Taxes	A-18
Termination Date	A-72
Termination Fee	A-73
Transaction Agreements	A-26
Trigger Acquisition	A-61
UK Company	A-15
WP PLC SAYE	A-5

Exhibit Index

Exhibit A – Certificate of Incorporation of Surviving Corporation

A-vi

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of March 17, 2019 (this “Agreement”), by and among Fidelity National Information Services, Inc., a Georgia corporation (“Parent”), Wrangler Merger Sub, Inc., a Delaware corporation and direct, wholly owned Subsidiary of Parent (“Merger Sub”), and Worldpay, Inc., a Delaware corporation (the “Company”).

W I T N E S S E T H:

WHEREAS, the Board of Directors of Parent (the “Parent Board”), the Board of Directors of the Company (the “Company Board”) and the Board of Directors of Merger Sub (the “Merger Sub Board” and together with the Parent Board and the Company Board, the “Boards”, and each, a “Board”) have approved and declared advisable this Agreement and the transactions contemplated hereby and determined that it is in the best interests of their respective companies and their shareholders and stockholders, as applicable, to enter into this Agreement and consummate the strategic business combination transaction provided for herein, pursuant to which Merger Sub will, subject to the terms and conditions set forth herein, merge with and into the Company (the “Merger”), so that the Company is the surviving entity (hereinafter sometimes referred to in such capacity as the “Surviving Corporation”) in the Merger;

WHEREAS, for federal income tax purposes, it is intended that the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986 (the “Code”), and this Agreement is intended to be and is adopted as a plan of reorganization for purposes of Sections 354 and 361 of the Code; and

WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

THE MERGER

1.1 The Merger. Subject to the terms and conditions of this Agreement, in accordance with the Delaware General Corporation Law (the “DGCL”), at the Effective Time, Merger Sub shall merge with and into the Company. The Company shall be the Surviving Corporation in the Merger, and shall continue its corporate existence under the laws of the State of Delaware as a wholly owned subsidiary of Parent. Upon consummation of the Merger, the separate corporate existence of Merger Sub shall terminate.

1.2 Closing. Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) will take place at 10:00 a.m., New York City time, at the offices of Willkie Farr & Gallagher LLP, 787 Seventh Avenue, New York, NY 10019, on the second business day after the satisfaction or waiver (subject to applicable Law) of the latest to occur of the conditions set forth in Article VII hereof (other than those conditions that by their nature can only be satisfied at the Closing, but subject to the satisfaction or waiver thereof), unless another date, time or place is agreed to in writing by Parent and the Company. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.

1.3 The Effective Time. Subject to the terms and conditions of this Agreement, on the Closing Date, Parent shall cause to be filed a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware (the “Delaware Secretary”). The Merger shall become effective as of the date and time specified in the Certificate of Merger (such date and time, the “Effective Time”).

1.4 Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in the applicable provisions of the DGCL and as provided in this Agreement.

1.5 Conversion of Company Class A Common Stock. At the Effective Time, by virtue of the Merger and without any action on the part of any of Parent, Merger Sub, the Company or the holder of any capital stock of Parent, Merger Sub or the Company:

(a) Subject to Section 2.2(c), each share of the Class A common stock, par value $0.00001 per share, of the Company issued and outstanding immediately prior to the Effective Time (the “Company Class A Common Stock”), except for shares of Company Class A Common Stock owned by the Company as treasury stock or otherwise owned by the Company, Parent or any of their respective direct or indirect Subsidiaries (in each case, other than shares of Company Class A Common Stock held in any Company Benefit Plans or otherwise held on behalf of a third party (collectively, the “Exception Shares”)), Dissenting Shares (to the extent provided in Section 2.3), or Company Restricted Shares (which shall be treated in accordance with Section 1.8(b)), shall be converted, in accordance with the procedures set forth in this Agreement, into the right to receive (i) 0.9287 shares (such ratio, as may be adjusted pursuant to Section 1.5(c), the “Exchange Ratio”) of the common stock, par value $0.01 per share, of Parent (the “Parent Common Stock” and such shares, the “Share Consideration”), and (ii) $11.00 in cash per share without interest thereon (such amount of cash, as may be adjusted pursuant to Section 1.5(c), the “Cash Consideration”, and together with the Share Consideration, the “Merger Consideration”).

(b) All of the shares of Company Class A Common Stock converted into the right to receive the Merger Consideration pursuant to this Article I shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and each certificate (each, an “Old Certificate”, it being understood that any reference herein to an “Old Certificate” shall be deemed to include reference to book-entry account statements relating to the ownership of shares of Company Class A Common Stock) previously representing any such shares of Company Class A Common Stock shall thereafter represent only the right to receive (i) the Merger Consideration, (ii) with respect to the Share Consideration, cash in lieu of a fractional share which the shares of Company Class A Common Stock represented by such Old Certificate have been converted into the right to receive pursuant to this Section 1.5 and Section 2.2(c), without any interest thereon and (iii) any dividends or distributions that the holder thereof has the right to receive under Section 2.5. Old Certificates previously representing shares of Company Class A Common Stock shall be exchanged for certificates or, at Parent’s option, evidence of shares in book entry form (collectively referred to herein as “New Certificates”), representing whole shares of Parent Common Stock as set forth in Section 1.5(a) and cash in lieu of fractional shares upon the surrender of such Old Certificates in accordance with Section 2.2, without any interest thereon.

(c) If, between the date of this Agreement and the Effective Time, the outstanding shares of Parent Common Stock or Company Class A Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities, in any such case as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar change in capitalization, or there shall be any extraordinary dividend or distribution, an appropriate and proportionate adjustment shall be made to the Merger Consideration and the Equity Award Exchange Ratio to give holders of Company Class A Common Stock, Company Stock Options, Company Restricted Shares and Company RSUs, as applicable, the same economic effect as contemplated by this Agreement prior to such event; provided that nothing in this sentence shall be interpreted such that Parent or the Company shall be deemed to have consented to any action with respect to its securities that requires consent pursuant to the terms of this Agreement.

(d) Notwithstanding anything in this Agreement to the contrary, at the Effective Time, all shares of (i) Company Class A Common Stock that are owned by the Company, Parent or any of their respective direct or indirect Subsidiaries (in each case, other than the Exception Shares) immediately prior to the Effective Time and (ii) Class B common stock, no par value per share, of the Company issued and outstanding immediately prior to the Effective Time (the “Company Class B Common Stock”) to the extent not previously cancelled pursuant to the Company Charter or that certain Exchange Agreement, dated as of March 21, 2012, by and among the

Company, Worldpay Holdings, LLC and the other parties thereto (the “Exchange Agreement”), shall be automatically cancelled and shall cease to exist, and neither the Merger Consideration nor any other consideration shall be delivered in exchange therefor.

1.6 Parent Common Stock. At and after the Effective Time, each share of Parent Common Stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and shall not be affected by the Merger.

1.7 Merger Sub Common Stock. At and after the Effective Time, each share of common stock of Merger Sub, par value $0.01 per share, issued and outstanding immediately prior to the Effective Time shall be converted into one issued and outstanding share of common stock, par value $0.01 per share, of the Surviving Corporation.

1.8 Treatment of Company Equity Awards.

(a) Company Stock Options. At the Effective Time, each outstanding option to purchase shares of Company Class A Common Stock (a “Company Stock Option”) granted under the Company Stock Plans, whether vested or unvested, shall, automatically and without any required action on the part of the holder thereof, cease to represent an option to purchase shares of Company Class A Common Stock and be converted into an option to purchase a number of shares of Parent Common Stock (such option, a “Converted Stock Option”) equal to the product (with the result rounded down to the nearest whole number) of (i) the number of shares of Company Class A Common Stock subject to each such Company Stock Option immediately prior to the Effective Time and (ii) the Equity Award Exchange Ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to (A) the exercise price per share of Company Class A Common Stock of such Company Stock Option immediately prior to the Effective Time divided by (B) the Equity Award Exchange Ratio; provided, however, that the exercise price and the number of shares of Parent Common Stock purchasable pursuant to the Converted Stock Option shall be determined in a manner consistent with the requirements of Section 409A of the Code. For purposes of this Agreement, “Equity Award Exchange Ratio” means the sum, rounded to the nearest one hundredth, equal to (x) the Exchange Ratio, plus (y) the quotient of (1) the Cash Consideration, divided by (2) the Parent Stock Price. Except as specifically provided above, following the Effective Time, each Converted Stock Option shall continue to be governed by the same terms and conditions (including vesting, forfeiture and exercisability terms) as were applicable to the corresponding Company Stock Option immediately prior to the Effective Time. For purposes of this Agreement, the “Company Stock Plans” means the Company’s 2012 Equity Incentive Plan, as amended, the Worldpay Group plc Transitional Award Plan, the Worldpay Group plc 2017 Performance Share Plan, the Worldpay Group plc Deferred Bonus Share Plan, the Worldpay Group plc Conditional Share Plan, and the Mercury Payment Systems, LLC 2010 Unit Incentive Plan, as restated and assumed by Vantiv, Inc. and, in each case, any predecessor plans.

(b) Company Restricted Shares. At the Effective Time, each outstanding award of restricted shares of Company Class A Common Stock (a “Company Restricted Share”) shall, automatically and without any required action on the part of the holder thereof, cease to represent restricted shares of Company Class A Common Stock and be converted into a number of restricted shares of Parent Common Stock (each, a “Converted Restricted Share”) equal to the product (with the result rounded up to the nearest whole number) of (i) the number of Company Restricted Shares subject to each such award multiplied by (ii) the Equity Award Exchange Ratio; provided that, with respect to Company Restricted Shares that are subject to performance-vesting conditions (“Company Performance Share Awards”), (A) for purposes of determining the number of shares of Company Class A Common Stock subject to the Company Performance Share Awards immediately prior to the Effective Time, performance shall be deemed to be achieved based on the Applicable Achievement Level and (B) following the Effective Time, the Converted Restricted Shares in respect of the Company Performance Share Awards shall cliff-vest based on continued service to Parent and its Subsidiaries (subject to any accelerated vesting in accordance with the terms of such Company Performance Share Awards) in accordance with the applicable award agreement governing the Company Performance Share Awards as in effect immediately prior to the Effective Time without any ongoing performance-vesting conditions. Except as specifically provided in this

Section 1.8(b), following the Effective Time, each such Converted Restricted Share shall continue to be governed by the same terms and conditions (including vesting and forfeiture terms) as were applicable to the corresponding Company Restricted Share immediately prior to the Effective Time. For purposes of this Agreement, “Applicable Achievement Level” means with respect to (1) awards denominated as “Performance Share Unit Acquisition Awards,” 300% of the target level, (2) all other awards with a performance period beginning in 2017 or 2018, 200% of the target level, (3) awards with a performance period beginning in 2019, 133% of the target level and (4) awards granted prior to the date hereof with a performance period scheduled to begin in 2020 set forth on Section 1.8(b) of the Company Disclosure Schedule, 100% of the target level; provided that in no event shall the Applicable Achievement Level exceed the maximum potential level of performance that applies to an award.

(c) Company RSUs. At the Effective Time, each outstanding restricted stock unit award granted under the Company Stock Plans (including, for the avoidance of doubt, deferred stock unit awards held by non-employee directors of the Company) (a “Company RSU”) shall, automatically and without any required action on the part of the holder thereof, cease to represent a restricted stock unit denominated in shares of Company Class A Common Stock and be converted into a restricted stock unit denominated in shares of Parent Common Stock (a “Converted Parent RSU”). The number of shares of Parent Common Stock subject to each such Converted Parent RSU shall be equal to the product (with the result rounded up to the nearest whole number) of (i) the number of shares of Company Class A Common Stock subject to each such Company RSU immediately prior to the Effective Time multiplied by (ii) the Equity Award Exchange Ratio; provided that, with respect to Company RSUs that are subject to performance-vesting conditions (“Company PSUs”), (A) for purposes of determining the number of shares of Company Class A Common Stock subject to the Company PSUs immediately prior to the Effective Time, performance shall be deemed to be achieved based on the Applicable Achievement Level and (B) following the Effective Time, the Converted Parent RSUs in respect of the Company PSUs shall cliff-vest based on continued service to Parent and its Subsidiaries (subject to any accelerated vesting in accordance with the terms of such Company PSUs) in accordance with the applicable award agreement governing the Company PSUs as in effect immediately prior to the Effective Time without any ongoing performance-vesting conditions. Except as specifically provided in this Section 1.8(c), following the Effective Time, each such Converted Parent RSU shall continue to be governed by the same terms and conditions (including vesting, forfeiture and settlement terms) as were applicable to the corresponding Company RSU immediately prior to the Effective Time.

(d) Company Employee Stock Purchase Plan. As soon as reasonably practicable following the date of this Agreement, the Company shall take all actions (including obtaining any necessary determinations and/or resolutions of the Company Board or a committee thereof and, if appropriate, amending the terms of the Company’s Employee Stock Purchase Plan (the “Company ESPP”)) that it determines in good faith to be necessary or required under the Company ESPP and applicable Law to ensure that, other than as provided in Section 1.8(f), (i) except for the offering period under the Company ESPP that commenced on or about January 1, 2019 (the “Final Offering Period”), no offering period shall be authorized or commenced on or after the date of this Agreement, (ii) the Company shall not take any action to reduce the applicable purchase price for a share of Company Class A Common Stock under the Company ESPP after the date of this Agreement, (iii) if the Closing shall occur prior to the end of the Final Offering Period, the Final Offering Period shall end as of a date not later than the trading day that is five (5) business days prior to the Closing Date, (iv) each participant’s accumulated contributions under the Company ESPP shall be used to purchase shares of Company Class A Common Stock in accordance with the Company ESPP as of the end of the Final Offering Period, (v) participants in the Company ESPP are not permitted to increase their payroll deductions or purchase elections under the Company ESPP from those in effect on the date of this Agreement and no new participants may begin participation in the Company ESPP after the date of this Agreement, and (vi) the Company ESPP shall terminate in its entirety at the Effective Time and no further rights shall be granted or exercised under the Company ESPP thereafter. Prior to the Closing, the Company shall not commence any new Invitation Period (as defined therein) or the equivalent under any SAYE Plan.

(e) Company Save as You Earn Plan and WP PLC Save as You Earn Plan. Notwithstanding anything to the contrary in Section 1.8:

(i) Holders of awards under the Company’s Save as You Earn Plan (the “Company SAYE”) and under the Worldpay Group plc Savings-Related Share Option Scheme (the “WP PLC SAYE”, and together with the Company SAYE, the “SAYE Plans”) in relation to shares of Class A Common Stock in the Company (such award, a “SAYE Award”) will become entitled to exercise their SAYE Awards in connection with the Merger and receive the same consideration in respect of the shares of common stock of the Company that they acquire under such SAYE Awards as is payable to holders of Company Class A Common Stock pursuant to Section 1.5. If and to the extent that any SAYE Award (that has not become a Rollover SAYE Award pursuant to Section 1.8(e)(ii) below) shall be exercised by a holder of such SAYE Award after the Effective Time, Parent, as the sole stockholder of the Surviving Corporation, may amend the Surviving Corporation’s certificate of incorporation to provide that any share of common stock of the Surviving Corporation issued as a consequence of such exercise (a “Post-Merger Share”) shall immediately be transferred to Parent or be redeemed by the Surviving Corporation, in each case, in consideration for the issuance of, or otherwise be automatically exchanged upon such issuance for, such number of shares of Parent Common Stock and the payment of such amount in cash as is equivalent to the Merger Consideration which would have been received in accordance with Section 1.5 if the Post-Merger Share had constituted Company Class A Common Stock and had been surrendered immediately following the Effective Time in accordance with Section 2.2(a), such consideration to be provided as soon as practicable and, in any event, no later than fourteen (14) days after the transfer, redemption or exchange, as applicable, of such Post-Merger Share.

(ii) Notwithstanding the foregoing, Parent shall offer each holder, as of the Effective Time, of a SAYE Award the opportunity to exchange such holder’s SAYE Award for an award in respect of Parent Common Stock (each, a “Rollover SAYE Award”) on the following terms (or as otherwise agreed with HM Revenue & Customs):

(a) the number of shares of Parent Common Stock subject to each Rollover SAYE Award will be equal to the product (with the result rounded up to the nearest whole number) of (x) the number of shares of Company Class A Common Stock subject to each such SAYE Award immediately prior to the Effective Time and (y) the Equity Award Exchange Ratio; and

(b) all other terms and conditions of the SAYE Awards will continue to apply, including the original vesting and exercise periods, the aggregate exercise price payable and the terms and conditions of the original savings contract.

(iii) Parent and the Company agree that, in accordance with the rules of the SAYE Plans, any SAYE Awards that are not exchanged for awards of Parent Common Stock in accordance with the above terms will cease to be capable of exercise no later than the date that is six (6) months following the Closing Date, at which point such SAYE Awards will lapse and no consideration shall be payable in respect thereof (to the extent not exercised).

(iv) Parent and the Company agree that the terms of all SAYE Awards will be amended in accordance with the terms of the SAYE Plans, with effect as of the Effective Time, to provide that the shares subject to the SAYE Awards are shares of common stock of the Surviving Corporation.

(v) Notwithstanding anything to the contrary in this Section 1.8(e), in the event that the performance of any of the foregoing provisions of this Section 1.8(e) shall be deemed not in accordance with, or unadvisable pursuant to, applicable Law by either Parent or the Company, in each case, after consultation with the other party and outside legal counsel, the Company and Parent shall cooperate in good faith to explore alternative structural mechanisms that would result in the exchange of the SAYE Awards, upon exercise of such SAYE Awards by the applicable holders thereof, for the Merger Consideration as described in Section 1.8(e)(i).

(f) Company Actions. Prior to the Effective Time, the Company, the Company Board and the compensation committee of the Company Board (the “Company Compensation Committee”), as applicable, shall adopt any resolutions and take any actions that each of them determines in good faith are necessary to (i) effectuate the treatment of the Company Stock Options, the Company Restricted Shares, the Company RSUs, Company Class A Common Stock under the Company ESPP and the SAYE Awards pursuant to Section 1.8(a) through Section 1.8(e) and (ii) provide for the deduction, withholding and remittance of any amounts required pursuant to Section 2.6. The Company shall take all actions necessary to ensure that, from and after the Effective Time, neither Parent nor the Surviving Corporation will be required to deliver shares of Company Class A Common Stock or other capital stock of the Company to any person pursuant to or in settlement of the Company Equity Awards or the Company ESPP. In addition, the Company agrees to take all actions (including obtaining any necessary determinations and/or resolutions of the Company Board or a committee thereof that it determines in good faith to be necessary or required under the SAYE Plans and applicable Law) to effect the exchange set forth in Section 1.8(e).

(g) Parent Actions. Parent shall take all actions that it determines in good faith are necessary for the treatment of the Company Stock Options, the Company Restricted Shares, the Company RSUs and the Company SAYE Awards pursuant to Section 1.8(a) through Section 1.8(c) and Section 1.8(e), including the reservation, issuance, securities registration (including on the S-4 or a registration statement on Form S-8 or another appropriate form) and listing of Parent Common Stock as necessary to effect the transactions contemplated by this Section 1.8. In addition, Parent agrees to take all actions (including obtaining any necessary determinations and/or resolutions of the Parent Board or a committee thereof that it determines in good faith to be necessary or required under the SAYE Plans and applicable Law) to effect the exchange set forth in Section 1.8(e).

1.9 Certificate of Incorporation of the Surviving Corporation. At the Effective Time, the certificate of incorporation of the Company, as amended as set forth on Exhibit A, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with its terms and applicable Law.

1.10 Bylaws of the Surviving Corporation. At the Effective Time, the Bylaws of Merger Sub (the “Merger Sub Bylaws”), as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with its terms and applicable Law; provided that such bylaws shall reflect as of the Effective Time “Worldpay, Inc.” as the name of the Surviving Corporation.

1.11 Directors of the Surviving Corporation. Subject to applicable Law, the directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation and shall hold office until their respective successors are duly elected and qualified, or upon their earlier death, resignation or removal.

1.12 Officers of the Surviving Corporation. Parent shall designate the individuals who shall serve as the initial officers of the Surviving Corporation as of the Closing and such officers shall hold office until their respective successors are duly elected and qualified, or upon their earlier death, resignation or removal.

ARTICLE II

SURRENDER AND PAYMENT

2.1 Deposit of Exchange Fund. At or prior to the Closing, Parent shall deposit, or shall cause to be deposited, with a bank or trust company designated by Parent and reasonably acceptable to the Company (the “Exchange Agent”), for the benefit of the holders of Old Certificates, for exchange in accordance with this Article II, (a) New Certificates to be issued pursuant to Section 1.5 and exchanged pursuant to Section 2.2(a) in exchange for outstanding shares of Company Class A Common Stock, (b) cash sufficient to pay the aggregate Cash Consideration payable pursuant to Section 1.5 and (c) cash in an amount sufficient to pay cash in lieu of any fractional shares, and Parent shall, after the Effective Time on the appropriate payment date, if applicable, provide or cause to be provided to the Exchange Agent any dividends or other distributions payable on such New Certificates pursuant to Section 2.5 (such New Certificates and cash described in the foregoing clauses (a), (b)

and (c), together with any dividends or other distributions with respect thereto, being hereinafter referred to as the “Exchange Fund”). The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Parent; provided that no such investment (or losses thereon) shall affect the amount of the Merger Consideration payable to the holders of Old Certificates. Any interest and other income resulting from such investments shall be paid to Parent, and Parent shall be treated for U.S. federal, state and local income Tax purposes as the owner of any such cash and shall be subject to such Tax on all interest and other income resulting from such investments.

2.2 Surrender and Payment.

(a) As promptly as practicable after the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of record of one (1) or more Old Certificates representing shares of Company Class A Common Stock immediately prior to the Effective Time that have been converted at the Effective Time into the right to receive the Merger Consideration pursuant to Article I, a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Old Certificates shall pass, only upon proper delivery of the Old Certificates (or affidavits of loss in lieu thereof and, if required by Parent or the Exchange Agent, the posting of a bond in a reasonable and customary amount as indemnity pursuant to Section 2.2(e)) to the Exchange Agent and which shall be in a form reasonably acceptable to Parent and the Company) and instructions for use in effecting the surrender of the Old Certificates (or affidavits of loss in lieu thereof and, if required by Parent or the Exchange Agent, the posting of a bond in a reasonable and customary amount as indemnity pursuant to Section 2.2(e)) in exchange for the Merger Consideration set forth in Section 1.5. From and after the Effective Time, upon proper surrender of an Old Certificate or Old Certificates for exchange and cancellation to the Exchange Agent, together with such properly completed letter of transmittal, duly executed, the holder of such Old Certificate or Old Certificates shall be entitled to receive in exchange therefor, as applicable, (i) a New Certificate representing that number of whole shares of Parent Common Stock and a check representing the Cash Consideration, in each case, to which such holder of Company Class A Common Stock shall have become entitled pursuant to the provisions of Article I and (ii) a check representing the amount of any cash in lieu of a fractional share which such holder has the right to receive in respect of the Old Certificate or Old Certificates surrendered pursuant to the provisions of this Article II and for the amount of any dividends or distributions that the holder thereof has the right to receive as of such time under Section 2.5, and the Old Certificate or Old Certificates so surrendered shall forthwith be cancelled. No interest will be paid or accrued on the Cash Consideration, any cash in lieu of fractional shares or dividends or other distributions payable to holders of Old Certificates. Until surrendered as contemplated by this Section 2.2, each Old Certificate shall be deemed from and after the Effective Time to represent only the right to receive, upon surrender, the Merger Consideration, any cash in lieu of fractional shares and any dividends or distributions that the holder thereof has the right to receive under Section 2.5.

(b) If any New Certificate representing shares of Parent Common Stock is to be issued in a name other than that in which the Old Certificate or Old Certificates surrendered in exchange therefor is or are registered, it shall be a condition of the issuance thereof that the Old Certificate or Old Certificates so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other similar Taxes required by reason of the issuance of a New Certificate representing shares of Parent Common Stock in any name other than that of the registered holder of the Old Certificate or Old Certificates surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(c) Notwithstanding anything to the contrary contained herein, no New Certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Old Certificates, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of Parent. In lieu of the issuance of any such fractional share, Parent shall pay to each former stockholder of the Company who otherwise would be entitled to receive such fractional share an amount in cash (rounded to the nearest cent) determined by multiplying (i) the volume-weighted average price per share of Parent Common Stock on the New York Stock Exchange (the “NYSE”) as such daily volume-weighted average price per share is reported by Bloomberg L.P. (or, if such information is no longer reported by Bloomberg L.P., as reported by a comparable internationally recognized source mutually determined by Parent and the Company) calculated for the five (5) consecutive trading days immediately preceding (but not including) the Closing Date (the “Parent Stock Price”) by (ii) the fraction of a share (with the result rounded to the nearest thousandth when expressed in decimal form) of Parent Common Stock which such holder would otherwise be entitled to receive pursuant to Section 1.5.

(d) Any portion of the Exchange Fund that remains unclaimed by the stockholders of the Company for one (1) year after the Effective Time shall be paid to the Surviving Corporation. Any former stockholders of the Company who have not theretofore exchanged their Old Certificates pursuant to this Article II shall thereafter look only to Parent and the Surviving Corporation for payment of the Merger Consideration and cash in lieu of any fractional shares, in each case, without any interest thereon. Notwithstanding the foregoing, none of Parent, Merger Sub, the Company, the Surviving Corporation, the Exchange Agent or any other person shall be liable to any former holder of shares of Company Class A Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar Laws. If any Old Certificate (or affidavit of loss in lieu thereof) has not been surrendered prior to seven years after the Effective Time, or immediately prior to such earlier date on which any shares of Parent Common Stock, any Cash Consideration, any cash in lieu of fractional share of Parent Common Stock or any dividends or distributions with respect to shares of Parent Common Stock in respect of such Old Certificate would otherwise escheat to or become the property of any Governmental Entity, any such shares, cash, dividends or distributions in respect of such Old Certificate, to the extent permitted by applicable Law, shall become the property of Parent, free and clear of all claims or interests of any person previously entitled thereto.

(e) In the event any Old Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Old Certificate to be lost, stolen or destroyed and, if required by Parent or the Exchange Agent, the posting by such person of a bond in such amount as Parent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Old Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Old Certificate the Merger Consideration and any cash in lieu of fractional shares deliverable in respect thereof pursuant to this Agreement.

2.3 Dissenters’ Rights.

(a) Notwithstanding anything to the contrary set forth in this Agreement, shares of Company Class A Common Stock issued and outstanding immediately prior to the Effective Time and held by a holder who has properly exercised appraisal rights in respect of such shares in accordance with Section 262 of the DGCL (such shares being referred to collectively as the “Dissenting Shares” until such time as such holder fails to perfect, withdraws or otherwise loses such holder’s appraisal rights under applicable Law with respect to such shares) shall not be converted into a right to receive the Merger Consideration, but instead shall be entitled to payment of such consideration as may be determined to be due in accordance with Section 262 of the DGCL; provided, however, that if, after the Effective Time, such holder fails to perfect, withdraws or otherwise loses such holder’s right to appraisal pursuant to Section 262 of the DGCL, or if a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262 of the DGCL, such shares of Company Class A Common Stock shall be treated as if they had been converted as of the Effective Time into the right to receive the Merger Consideration in accordance with Section 1.5 upon surrender of such shares of Company Class A Common Stock.

(b) The Company shall give prompt notice to Parent of any demands received by the Company for appraisal, of any withdrawals of such demands and of any other instruments served pursuant to the DGCL and received by the Company relating to Section 262 of the DGCL, and Parent shall direct, in consultation with the Company, all negotiations and proceedings with respect to such demands; provided that the Company shall not be required to make any payment to holders of Dissenting Shares (i) that is not conditioned upon the occurrence of the Effective Time and (ii) unless such payment is made only after the Effective Time. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or compromise or offer to settle or compromise, any such demand, or agree to any such appraisal demands. Prior to the Effective Time, any written communication to be made by the Company to any holder of Company Class A Common Stock with respect to such demands shall be submitted to Parent in advance and the Company shall consider in good faith any input from Parent with regards to such written communication.

2.4 No Further Ownership in Company Class A Common Stock. All Merger Consideration issued upon the surrender for exchange of Old Certificates in accordance with the terms of this Article II shall be deemed to have been issued (and paid) in full satisfaction of all rights pertaining to the shares of the Company Class A Common Stock theretofore represented by such New Certificates, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of the Company Class A Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Old Certificates are presented to Parent or the Exchange Agent for any reason, they shall be cancelled and exchanged as provided in this Article II, except as otherwise provided by applicable Law.

2.5 Dividends or Distributions with Respect to Unexchanged Shares. No dividends or other distributions with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Old Certificate with respect to any Parent Common Stock represented thereby, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 2.2(a), in each case until the surrender of such Old Certificate (or affidavit of loss in lieu thereof) in accordance with this Article II. Subject to Section 2.2(d), following surrender of any such Old Certificate (or affidavit of loss in lieu thereof) in accordance with Section 2.2(a), there shall be paid to the holder of Parent Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of any cash payable in lieu of a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 2.2(a) and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such Parent Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions paid in respect of such Parent Common Stock with a record date after the Effective Time but prior to such surrender.

2.6 Withholding Rights. Each of the Surviving Corporation, Parent, Merger Sub and the Exchange Agent shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code and the regulations promulgated thereunder, or any provision of state, local or non-U.S. Tax Law. To the extent that amounts are so deducted and withheld by the Surviving Corporation, Parent, Merger Sub or the Exchange Agent, as the case may be, and paid over to the relevant taxing authority, such amounts shall be treated for all purposes of this Agreement as having been paid to the person in respect of which such deduction and withholding was made.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as disclosed in the disclosure schedule delivered by the Company to Parent concurrently herewith (the “Company Disclosure Schedule”); provided that (i) the mere inclusion of an item in the Company Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by the Company that such item represents a material exception or fact, event or circumstance or that such item would reasonably be likely to result in a Material Adverse Effect on the Company and (ii) any disclosures made with respect to a section of this Article III shall be deemed to qualify (A) any other section of this Article III specifically referenced or cross-referenced and (B) other sections of this Article III to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross-reference) from a reading of the disclosure that such disclosure applies to such other sections or (b) as disclosed in any Company Reports publicly filed by the Company after January 1, 2018 and prior to March 16, 2019 (but disregarding risk factor disclosures contained under any “Risk Factors” heading, or disclosures of risks set forth in any “forward-looking statements”

disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), the Company hereby represents and warrants to Parent and Merger Sub as follows:

3.1 Corporate Organization.

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company has the corporate power and authority to own, lease or operate all of its properties and assets and to carry on its business as it is now being conducted in all material respects. The Company is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not, either individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on the Company. As used in this Agreement, the term “Material Adverse Effect” means, with respect to Parent or the Company, as the case may be, a material adverse effect on the business, results of operations or financial condition of such party and its Subsidiaries, taken as a whole (provided, however, that none of the following, either individually or in the aggregate, shall be deemed to constitute or be taken into account when determining whether a Material Adverse Effect has occurred or would reasonably be likely to occur: (i) changes, after the date hereof, in U.S. generally accepted accounting principles (“GAAP”), (ii) changes, after the date hereof, in Laws of general applicability to companies in the industries in which such party and its Subsidiaries operate, or interpretations thereof by courts or other Governmental Entities, (iii) changes, after the date hereof, in global, national or regional political conditions (including acts of war (whether or not declared), civil disobedience, hostilities, terrorism, military actions or the escalation or worsening of any of the foregoing) or in economic conditions or financial markets (including securities, capital, equity, credit and debt markets) conditions in the United States or elsewhere in the world, (iv) a decline, in and of itself, in the trading price or trading volume of a party’s common stock, a credit ratings downgrade or change in ratings outlook, in and of itself, for a party or any of its Subsidiaries or the failure, in and of itself, to meet analyst earnings projections, earnings guidance or internal financial forecasts, but, in each case, not including the underlying causes thereof, (v) except for purposes of Section 3.3, changes, after the date hereof, arising out of, or resulting from, the execution and delivery of this Agreement, public disclosure of the execution and delivery of this Agreement, or public disclosure or consummation of the transactions contemplated hereby, (vi) changes or developments in the financial services industry generally, (vii) any changes or developments resulting from any hurricane, flood, tornado, earthquake or other weather or natural disaster, (viii) any changes, effects or developments arising out of, or resulting from or in connection with, the United Kingdom’s withdrawal from the European Union or (ix) actions or omissions taken (or, in the case of omissions, not taken) pursuant to the written consent of or at the written request of, or actions not taken as a result of not receiving a consent required hereunder from, Parent, in the case of the Company, or the Company, in the case of Parent; except, with respect to subclauses (i), (ii), (iii), (vi) or (vii), to the extent that the effects of such change are materially disproportionately adverse to the business, results of operations or financial condition of such party and its Subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its Subsidiaries operate). As used in this Agreement, the word “Subsidiary,” when used with respect to any party or person, means any corporation, partnership, limited liability company or other organization, whether incorporated or unincorporated, of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions is directly or indirectly owned or controlled by such party or by one or more of its Subsidiaries. True, correct and complete copies of the certificate of incorporation of the Company, as amended to the date hereof (the “Company Charter”), and the bylaws of the Company, as amended to the date hereof (the “Company Bylaws”), each as in effect as of the date of this Agreement, have previously been made available by the Company to Parent.

(b) Each Subsidiary of the Company (a “Company Subsidiary”) (i) is duly organized, validly existing and, to the extent such concept is recognized under applicable Law, in good standing under the laws of its jurisdiction of organization, except where the failure to be so organized or existing or, if applicable, in good standing would not reasonably be likely to be, either individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, (ii) is duly licensed or qualified to do business and, where such concept is recognized under applicable Law, in active status and good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so licensed or qualified or in active status and in good standing and in which the failure to be so qualified would reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on the Company, and (iii) has all requisite corporate, limited liability company, limited partnership or other entity power, as applicable, and authority to own, lease or operate its properties and assets and to carry on its business as now conducted, except where the failure to have such power and authority would not reasonably be likely to be, either individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. Except as set forth on Section 3.1(b) of the Company Disclosure Schedule and for restrictions imposed by applicable Law, there are no restrictions on the ability of any Company Subsidiary to pay dividends or distributions.

(c) Section 3.1(c) of the Company Disclosure Schedule sets forth a true and complete list of all Subsidiaries of the Company as of the date hereof and such Subsidiaries’ jurisdiction of organization.

3.2 Capitalization.

(a) The authorized capital stock of the Company consists of 890,000,000 shares of Company Class A Common Stock, 100,000,000 shares of Company Class B Common Stock, and 10,000,000 shares of Company preferred stock, par value $0.00001 per share (the “Company Preferred Stock”). As of March 13, 2019, no shares of capital stock or other voting securities of the Company are issued, reserved for issuance or outstanding, other than (i) 300,811,600 shares of Company Class A Common Stock issued and outstanding, which number includes 13,745 Company Restricted Shares that are not Company Performance Share Awards and 232,198 shares issued pursuant to Company Performance Share Awards (determined assuming maximum achievement of any applicable performance goals, of which 232,198 shares would be issued based on the Applicable Achievement Level for such Company Performance Share Awards); (ii) 3,708,215 shares of Company Class A Common Stock and Company Class B Common Stock (collectively, the “Company Common Stock”) held in treasury; (iii) 3,286,460 shares of Company Class A Common Stock reserved for issuance upon the exercise of outstanding Company Stock Options; (iv) 1,333,834 shares of Company Class A Common Stock reserved for issuance upon the settlement of outstanding Company RSUs that are not Company PSUs and 3,077,912 shares reserved for issuance upon the settlement of outstanding Company PSUs (determined assuming maximum achievement of any applicable performance goals, of which 2,950,179 shares would be issued based on the Applicable Achievement Level for such Company PSUs); and (v) 10,252,826 shares of Company Class B Common Stock issued and outstanding. All of the issued and outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. No bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which stockholders of the Company may vote are issued or outstanding.

(b) Except as set forth in Section 3.2(b) of the Company Disclosure Schedule, as of the date of this Agreement, no debt securities of the Company or any of its Subsidiaries are issued or outstanding. Other than the Company Restricted Shares, Company Stock Options and Company RSUs (collectively, the “Company Equity Awards”) issued prior to the date of this Agreement and the Final Offering Period under the Company ESPP, as of the date of this Agreement, (i) there are no outstanding subscriptions, options, warrants, puts, calls, rights, exchangeable or convertible securities or other commitments or agreements obligating the Company or any of its Subsidiaries to issue, transfer, sell, purchase, redeem or otherwise acquire, any capital stock of the Company and (ii) none of the Company and its Subsidiaries has outstanding any stock appreciation right, phantom equity, restricted share unit, deferred share unit or similar right, agreement, arrangement or commitment based on the book value, income or any other attribute of or related to the Company or any of its Subsidiaries.

(c) There are no voting trusts, stockholder agreements, proxies or other agreements in effect pursuant to which the Company or any of its Subsidiaries has a contractual or other obligation with respect to the voting or transfer of the Company Common Stock or other equity interests of the Company or any of its Subsidiaries.

(d) Section 3.2(d) of the Company Disclosure Schedule sets forth a true, correct and complete list of all Company Equity Awards outstanding as of March 13, 2019 specifying, on a holder-by-holder basis, (i) the name of each holder, (ii) the number of shares of Company Class A Common Stock subject to each such Company Equity Award and, with respect to the Company Performance Share Awards and Company PSUs, the target number of shares of Company Class A Common Stock, the Applicable Achievement Level and the respective performance period with respect to each such award, (iii) the grant date of each such Company Equity Award, (iv) the Company Stock Plan under which such Company Equity Award was granted, (v) the exercise price and expiration date for each Company Stock Option, and (vi) the vesting schedule of each such Company Equity Award (other than Company Performance Share Awards and Company PSUs). With respect to each Company Equity Award held by a Company Related Person designated as a member of the Company’s management committee, the Company has made available to Parent the form of award agreement that was used for such Company Equity Awards.

(e) Except as set forth in the last two sentences of this Section 3.2(e), the Company owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each of the Company Subsidiaries, free and clear of any liens, pledges, charges, mortgages, transfer restrictions, encumbrances and security interests whatsoever (“Liens”), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. No Company Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary. As of March 13, 2019, Fifth Third Bank owned, beneficially and of record, all of the issued and outstanding (i) Company Class B Common Stock and (ii) Class B limited liability company interests of Worldpay Holding, LLC, a Delaware limited liability company and direct Subsidiary of the Company (such interests, the “Class B Units”). If applicable, the Company has the right under the Exchange Agreement to require each holder of Class B Units to exchange the Class B Units beneficially owned by such holder (and an equal number of shares of Company Class B Common Stock) for an equal number of shares of Company Class A Common Stock in connection with a Change of Control (as defined in the Exchange Agreement) as set forth in Section 2.1(b) and (c) of the Exchange Agreement (such right, the “Company Exchange Agreement Right”).

(f) Except (i) for the ownership of the Company Subsidiaries or (ii) as set forth in Section 3.2(f) of the Company Disclosure Schedule, neither the Company nor any Company Subsidiary beneficially owns or controls, directly or indirectly, any equity investment in any person (whether via shares of stock or other equity interests in any corporation, firm, partnership, joint venture or other entity).

(g) With respect to the Company Equity Awards, (i) each grant thereof was duly authorized by all necessary corporate action, including, if applicable, approval by the Company Board or the Company Compensation Committee, or a duly authorized delegate thereof, and any required approval by the stockholders by the necessary number of votes or written consents, (ii) each such grant was made in material compliance with all applicable Laws and all of the terms and conditions of the applicable Company Stock Plans pursuant to which it was issued, (iii) each grant has a grant date identical to the date on which the Company Board or the Company Compensation Committee actually awarded such award, or if later, the effective date of such grant deemed by the Company Board or the Company Compensation Committee, (iv) the per share exercise price of each Company Stock Option was not less than the fair market value of a share of Company Class A Common Stock on the date of such grant and each Company Stock Option qualifies for the Tax and accounting treatment afforded to such Company Stock Option in the Company’s Tax Returns and the Company Reports, respectively, and (v) no such grant triggers any liability for the holder thereof under Section 409A of the Code. Each right to purchase shares of Company Class A Common Stock under the Company ESPP or any predecessor employee stock purchase plan was granted in all material respects in compliance with all requirements under applicable Law and all of the terms and conditions of the Company ESPP or such predecessor plan, as applicable. The treatment of each Company Equity Award, the Company Stock Plans, the Company ESPP and the SAYE Plans described in Section 1.8 is permitted under applicable Laws and the terms of the applicable Company Stock Plan and the applicable award agreement evidencing such award, or the Company ESPP or applicable SAYE Plan, as applicable.

3.3 Authority; No Violation.

(a) The Company has full corporate power and authority to execute and deliver this Agreement and, subject to receipt of the adoption of this Agreement by a majority of the outstanding shares of Company Common Stock entitled to vote at a meeting of the stockholders of the Company at which a quorum exists (the “Requisite Company Vote”), to consummate the Merger and the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the Merger have been duly and validly approved by the Company Board. As of the date hereof, the Company Board has unanimously approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger, and determined that this Agreement and the transactions contemplated hereby, including the Merger, on the terms and conditions set forth in this Agreement, are fair to and in the best interests of the Company and its stockholders and has directed that this Agreement and the transactions contemplated hereby be submitted to the Company’s stockholders for approval at a duly held meeting of such stockholders and has unanimously adopted a resolution making a recommendation to the foregoing effect. Except for the adoption of this Agreement by the Requisite Company Vote, no other corporate proceedings on the part of the Company are necessary to approve this Agreement or to consummate the Merger. This Agreement has been duly and validly executed and delivered by the Company and (assuming due authorization, execution and delivery by each of Parent and Merger Sub) constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (except in all cases as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar Laws of general applicability relating to or affecting the rights of creditors generally and subject to general principles of equity (the “Enforceability Exceptions”)).

(b) Subject to the receipt of the Requisite Company Vote, neither the execution and delivery of this Agreement by the Company nor the consummation by the Company of the transactions contemplated hereby, nor compliance by the Company with any of the terms or provisions hereof, will (i) violate any provision of the Company Charter or the Company Bylaws, or (ii) assuming that the consents, approvals and filings referred to in Section 3.4 are duly obtained and/or made, (A) violate any Law applicable to the Company or any of its Subsidiaries or any of their respective properties or assets or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of the Company or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which the Company or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound, except (in the case of clause (ii) above) for such violations, conflicts, breaches, losses, defaults, terminations, cancellations, accelerations or creations which, either individually or in the aggregate, would not reasonably be likely to (1) have a Material Adverse Effect on the Company or (2) prevent or materially impair the ability of the Company to consummate the Merger and the transactions contemplated by this Agreement.

3.4 Consents and Approvals. Except for (a) the filing of applications, filings and notices, as applicable, with the NYSE and the London Stock Exchange (the “LSE”), (b) the filing with the Securities and Exchange Commission (the “SEC”) of a joint proxy statement relating to the meeting of Parent’s shareholders to be held for the purpose of obtaining the Requisite Parent Vote and the meeting of the Company’s stockholders to be held for the purpose of obtaining the Requisite Company Vote, in each case, in connection with this Agreement and the transactions contemplated hereby (including any amendments or supplements thereto, the “Joint Proxy Statement”), in definitive form, and of the registration statement on Form S-4 in which the Joint Proxy Statement (a “Joint Statement”), will be included as a prospectus, to be filed with the SEC by Parent in connection with the transactions contemplated by this Agreement (the “S-4”) and declaration of effectiveness of the S-4, and such reports and filings under the Securities Act of 1933, as amended (the “Securities Act”), or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as may be required in connection with this Agreement and the transactions contemplated hereunder, (c) the filing of the Certificate of Merger with the Delaware Secretary pursuant to the DGCL, (d) the filing of any notices or other filings under the Hart-Scott-Rodino

Antitrust Improvements Act of 1976 (the “HSR Act”), and such other consents, approvals, filings or registrations as may be required under any antitrust or competition Laws of non-U.S. jurisdictions, (e) the applications, filings, consents and notices, as applicable, set forth in Section 3.4 of the Company Disclosure Schedule, (f) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” Laws of various states in connection with the issuance of the shares of Parent Common Stock in connection with the Merger pursuant to this Agreement (“Parent Share Issuance”) and the approval of the listing of such Parent Common Stock on the NYSE, (g) the filings required in accordance with Part 12 of the United Kingdom’s Financial Services and Markets Act 2000 (“FSMA”) to obtain the approval of the UK Financial Conduct Authority (“FCA”) of the change of control resulting from the transactions contemplated hereby (such approval, the “FCA Approval”) and (h) subject to Section 6.1(j), a prospectus (or a document containing information which is regarded by the FCA as being equivalent to that of a prospectus pursuant to the Prospectus Rules), if required, prepared in accordance with the Prospectus Rules under section 73A of FSMA being approved by the FCA (such document, a “Prospectus”), no consents or approvals of or filings or registrations with any court or administrative agency or commission or other governmental or quasi-governmental authority or instrumentality or multinational organization or SRO or supra-national authority (each a “Governmental Entity”) are necessary in connection with (i) the execution and delivery by the Company of this Agreement or (ii) the consummation by the Company of the Merger and the other transactions contemplated hereby. As used in this Agreement, “SRO” means (A) any “self-regulatory organization” as defined in Section 3(a)(26) of the Exchange Act and (B) any other United States or foreign securities exchange, futures exchange, commodities exchange or contract market.

3.5 Reports.

(a) The Company and each of its Subsidiaries have timely filed (or furnished, as applicable) all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file (or furnish, as applicable) since January 1, 2016 with (i) any U.S. federal or state regulatory authority, (ii) the SEC, (iii) any foreign regulatory authority and (iv) any SRO (the foregoing clauses (i) through (iv), the “Regulatory Agencies”), including any report, registration or statement required to be filed (or furnished, as applicable) pursuant to the Laws of the United States, any state, any foreign entity, or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file such report, registration or statement or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be likely to have a Material Adverse Effect on the Company. As of their respective dates (and without giving effect to any amendments or modifications filed after the date of this Agreement with respect to reports and documents filed before the date of this Agreement), each of such reports and documents, including the financial statements, exhibits and schedules thereto, complied with all Laws enforced or promulgated by the Regulatory Agency with which they were filed, except where such failure to be in compliance would not, either individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on the Company. Except for examinations of the Company and its Subsidiaries conducted by a Regulatory Agency in the ordinary course of business, (A) no Regulatory Agency has initiated or has pending any proceeding or, to the knowledge of the Company, investigation into the business or operations of the Company or any of its Subsidiaries since January 1, 2016 and (B) the Company has not received written notice of any inquiry by, or had any disagreement or dispute with, any Regulatory Agency with respect to the business, operations, policies or procedures of the Company or any of its Subsidiaries since January 1, 2016, in each case of the foregoing clauses (A) and (B), which would reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on the Company. There is no unresolved violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations or inspections of the Company or any of its Subsidiaries, which would reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on the Company.

(b) An accurate and complete copy of each final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC by the Company or any of its Subsidiaries pursuant to the Securities Act or the Exchange Act, as the case may be, since January 1, 2016 (the “Company Reports”) is publicly available. No such Company Report, at the time filed, furnished or communicated (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading. As of their respective dates, all Company Reports filed or furnished under the Securities Act and the Exchange Act complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto. As of the date of this Agreement, no executive officer of the Company has failed in any respect to make the certification required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). As of the date of this Agreement, there are no outstanding comments from or material unresolved issues raised by the SEC with respect to any of the Company Reports.

3.6 Financial Statements.

(a) The consolidated financial statements of the Company and its Subsidiaries included (or incorporated by reference) in the Company Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of the Company and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in stockholders’ equity and consolidated financial position of the Company and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), (iii) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. To the extent any of the books and records of the Company and its Subsidiaries are required to be maintained in accordance with GAAP, such books and records have been, since January 1, 2017, and are being, maintained in all material respects in accordance with GAAP. Prior to the date hereof, Deloitte & Touche LLP has not resigned (or informed the Company that it intends to resign) or been dismissed as independent public accountants of the Company as a result of or in connection with any disagreements with the Company on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b) The consolidated financial statements of Worldpay Group Limited (the “UK Company”) for the year ended December 31, 2017 (the “Subsidiary Accounts”) have been prepared in accordance with the International Financial Reporting Standards being the applicable standards issued by the International Accounting Standards Board as adopted by the European Union (“IFRS”) and comply in all respects with the requirements of the UK Companies Act 2006. The Subsidiary Accounts are true, accurate and not misleading and give a true and fair view of the results, state of affairs and financial position of the UK Company and its Subsidiaries as a whole as at the date to which the relevant accounts were made up. The Subsidiary Accounts (i) have been prepared using the historical cost convention and on bases and policies of accounting consistent with those adopted in preparing the accounts of the UK Company for the previous two financial years, (ii) make full and proper provision for (or, as appropriate, disclose by way of note) all liabilities (whether actual, contingent, quantified or disputed) and all capital and financial commitments of the UK Company as at December 31, 2017, (iii) make full and proper provision for depreciation, having regard to the condition and age of the fixed assets included in the Subsidiary Accounts and (iv) make full and proper provision for all tax payable before December 31, 2017 and all deferred tax payable after December 31, 2017.

(c) Except as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on the Company, neither the Company nor any of its Subsidiaries has any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due) required by GAAP to be included in the consolidated balance sheet of the Company or in the notes thereto, except for those liabilities that are reflected or reserved against on the consolidated balance sheet of the Company included in its annual report on Form 10-K for the fiscal year ended December 31, 2018 (including any notes thereto) and for liabilities incurred in the ordinary course of business consistent with past practice since December 31, 2018, or in connection with this Agreement and the transactions contemplated hereby. None of the Company or any of its Subsidiaries is a party to any material “off-balance sheet arrangements” as defined in Item 303(a)(4) of Regulation S-K.

(d) The records, systems, controls, data and information of the Company and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of the Company or its Subsidiaries or their respective accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on the Company. The Company (i) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to the Company, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of the Company by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act, and (ii) has disclosed, based on its most recent evaluation prior to the date hereof, to the Company’s outside auditor and the audit committee of the Company Board (A) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) relating to the period covered by such evaluation which are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information, and (B) any fraud, whether or not material, relating to the period covered by such evaluation that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting. These disclosures, if any, were made by management to the Company’s auditor and audit committee of the Company Board and a copy of any such written disclosure has been previously made available to Parent. There is no reason to believe that the Company’s chief executive officer and chief financial officer and, to the knowledge of the Company, as of the date hereof, its outside auditor will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

(e) Since January 1, 2016, (i) neither the Company nor any of its Subsidiaries, nor, to the knowledge of the Company, any director, officer, auditor, accountant or representative of the Company or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any complaint, allegation or claim, whether written or, to the knowledge of the Company, oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to reserves, write-downs, charge-offs and accruals) of the Company or any of its Subsidiaries or their respective internal accounting controls that is material to the Company, including any complaint, allegation or claim, whether written or oral, that the Company or any of its Subsidiaries has engaged in inappropriate accounting or auditing practices that is material to the Company, and (ii) no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents to the Company Board or any committee thereof or, to the knowledge of the Company, to any director or officer of the Company, pursuant to Section 307 of the Sarbanes-Oxley Act, in each case of the foregoing clauses (i) and (ii), except as would not reasonably be likely to be, either individually or in the aggregate, materially adverse to the Company and its Subsidiaries, taken as a whole.

3.7 Broker’s Fees. Neither the Company nor any Company Subsidiary nor any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement, other than Credit Suisse Securities (USA) LLC (“Credit Suisse”), each pursuant to a letter agreement, true, correct and complete copies of which have been previously provided to Parent.

3.8 Absence of Certain Changes or Events.

(a) Since December 31, 2018, there has not been any effect, change, event, circumstance, condition, occurrence or development that has or would reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on the Company.

(b) Since December 31, 2018 and through the date of this Agreement, except as set forth in Sections 3.8(b), 5.1 and 5.2 of the Company Disclosure Schedule (in the case of Sections 5.1 and 5.2 of the Company Disclosure Schedule, solely to the extent the applicable action occurs following the date hereof) and in connection with matters related to this Agreement, the Company and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course of business, and from such date until the date hereof, there has not been any action taken or committed to be taken by the Company or any of its Subsidiaries, which, if taken following entry by the Company into this Agreement, would have required the consent of Parent pursuant to Sections 5.2(c), (d), (e), (n), (o) and (p).

3.9 Legal Proceedings.

(a) Neither the Company nor any of its Subsidiaries is a party to any, and there are no pending or, to the knowledge of the Company, threatened, legal, administrative, arbitral or other Actions of any nature against the Company or any of its Subsidiaries or any of their directors or executive officers (in their capacity as such) that would reasonably be likely to (i) have, either individually or in the aggregate, a Material Adverse Effect on the Company or (ii) as of the date of this Agreement, prevent or materially impair the ability of the Company to consummate the Merger and the transactions contemplated by this Agreement. For purposes of this Agreement, “Action” means any investigation, claim, action, suit, arbitration, litigation or proceeding commenced, brought, conducted or heard by or before any Governmental Entity or arbitrator.

(b) There is no injunction, order, judgment or decree imposed upon the Company, any of its Subsidiaries or the assets of the Company or any of its Subsidiaries (or that, upon consummation of the Merger, would apply to Parent or any of its Subsidiaries) by any Governmental Entity, nor has the Company or any Company Subsidiary been advised in writing by any Governmental Entity that it is considering issuing, initiating, ordering or requesting any such injunction, order, judgment or decree, in each case, except for any issuance, initiation, injunction, judgment or decree that would not reasonably be likely to (A) have, either individually or in the aggregate, a Material Adverse Effect on the Company or (B) as of the date of this Agreement, prevent or materially impair the ability of the Company to consummate the Merger and the transactions contemplated by this Agreement.

3.10 Taxes and Tax Returns.

(a) Except as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on the Company:

(i) Each of the Company and its Subsidiaries has duly and timely filed (taking into account all applicable extensions) all Tax Returns in all jurisdictions in which Tax Returns are required to be filed by it, and all such Tax Returns are true, correct and complete. Neither the Company nor any of its Subsidiaries is the beneficiary of any extension of time within which to file any Tax Return. All Taxes of the Company and its Subsidiaries (whether or not shown on any Tax Returns) that are due have been fully and timely paid. Each of the Company and its Subsidiaries has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, stockholder, independent contractor or other third party. The federal income Tax Returns of the Company and its Subsidiaries for all years up to and including December 31, 2015 have been examined by the Internal Revenue Service (the “IRS”) or are Tax Returns with respect to which the applicable period for assessment under applicable Law, after giving effect to extensions or waivers, has expired. No deficiency with respect to an amount of Taxes has been proposed, asserted or assessed against the Company or any of its Subsidiaries. There are no pending or threatened in writing disputes, claims, audits, examinations or other proceedings regarding any Taxes of the Company and its Subsidiaries or the assets of the Company and its Subsidiaries. In the last six (6) years, neither the Company nor any of its Subsidiaries has been informed in writing by any jurisdiction that the jurisdiction believes that the Company or any of its Subsidiaries was required to file any Tax Return that was not filed. The Company has made available to Parent true, correct and complete copies of any private letter ruling requests, closing agreements or gain recognition agreements with respect to Taxes requested or executed in the last six (6) years. There are no Liens for Taxes (except Taxes not yet due and payable) on any of the assets of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among the Company and its Subsidiaries). Neither the Company nor any of its Subsidiaries (A) has been a member of an affiliated group filing a consolidated, combined, unitary or similar income Tax Return (other than a group the common parent of which was the Company or a Subsidiary of the Company) or (B) has any liability for the Taxes of any person (other than the Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by contract or otherwise. Neither the Company nor any of its Subsidiaries has been, within the past two (2) years or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Merger is also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code. Neither the Company nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2). At no time during the past five (5) years has the Company been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code. Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or to exclude any material item of deduction from, taxable income in any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting, (ii) closing agreement, (iii) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or foreign Law), (iv) installment sale or open transaction disposition made on or prior to the Closing Date, (v) prepaid amount received on or prior to the Closing Date, or (vi) election by the Company or any of its Subsidiaries under Section 108(i) of the Code (or any similar provision of state, local or foreign Law). Neither the Company nor any of its Subsidiaries is required to, or will be required to, include in “subpart F income” any amounts determined pursuant to Section 965 of the Code, or to make any deferred payments with respect thereto in future taxable periods including pursuant to Section 965(h) of the Code.

(b) As used in this Agreement, the term “Tax” or “Taxes” means all federal, state, local, and foreign income, excise, gross receipts, ad valorem, profits, gains, property, capital, sales, transfer, use, license, payroll, employment, social security, severance, unemployment, withholding, duties, excise, windfall profits, intangibles, franchise, backup withholding, value added, alternative or add-on minimum, estimated and other taxes, charges, fees, levies or like assessments together with all penalties and additions to tax and interest thereon.

(c) As used in this Agreement, the term “Tax Return” means any return, declaration, report, claim for refund, estimate, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, supplied or required to be supplied to a Governmental Entity.

3.11 Employees and Employee Benefit Plans.

(a) Section 3.11(a) of the Company Disclosure Schedule sets forth an accurate and complete list as of the date hereof of each material Company Benefit Plan (it being understood that any Company Benefit Plan with or covering any executive officer or director of the Company is “material” for purposes of this Section 3.11). For purposes of this Agreement, “Company Benefit Plan” means any benefit or compensation plan, program, policy, practice, agreement, contract, arrangement or other obligation, whether or not in writing and whether or not funded, in each case, which is sponsored or maintained, or required to be contributed to, or with respect to which any potential liability is borne, by the Company or any of its Subsidiaries. The Company Benefit Plans include “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), employment, individual consulting, retirement, severance, termination or change in control agreements, deferred compensation, equity-based, incentive, bonus, supplemental retirement, profit sharing, insurance, medical, welfare, fringe or other benefits or remuneration of any kind, but shall not include any Non-U.S. Statutory Company Benefit Plan. For purposes of this Agreement, “Non-U.S. Statutory Company Benefit Plans” means a Non-U.S. Company Benefit Plan that is required by applicable Law to be sponsored, maintained, or to be contributed to by the Company or any of its Subsidiaries.

(b) The Company has made available to Parent true, correct and complete copies of each of the material Company Benefit Plans and, to the extent applicable, the plan documents (including any amendments thereto), summary plan descriptions and summaries of material modifications thereto.

(c) Except as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on the Company, (i) each Company Benefit Plan has been established, operated and administered in accordance with its terms and the requirements of all applicable Laws, including ERISA and the Code, (ii) all contributions or other amounts payable by the Company or any of its Subsidiaries with respect to each Company Benefit Plan in respect of the current or prior plan years have been paid or accrued in accordance with generally accepted accounting principles and (iii) there are no pending or threatened claims (other than routine claims for benefits) or audits, investigations or proceedings by a Governmental Entity by, on behalf of or against any Company Benefit Plan or any trust related thereto.

(d) Each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code has been determined by the IRS to be qualified under Section 401(a) of the Code and nothing has occurred that would adversely affect the qualification or tax exemption of any such Company Benefit Plan. Neither the Company nor any of its Subsidiaries has engaged in a transaction in connection with which the Company or any of its Subsidiaries reasonably could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a tax imposed pursuant to Section 4975 or 4976 of the Code which would reasonably be likely to result in any liability which is material to the Company or any of its Subsidiaries, taken as a whole.

(e) No Controlled Group Liability has been incurred by the Company or any Company ERISA Affiliate that has not been satisfied in full, and no condition exists that presents a material risk to the Company or any Company ERISA Affiliate of incurring any such liability. “Controlled Group Liability” means any and all liabilities (1) under Title IV of ERISA, (2) under Section 302 of ERISA, (3) under Sections 412 and 4971 of the Code, and (4) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code. For purposes of this Agreement, “Company ERISA Affiliate” means all employers (whether or not incorporated) that would be treated together with the Company or any of its Subsidiaries as a “single employer” within the meaning of Section 414 of the Code.

(f) None of the Company and its Subsidiaries nor any Company ERISA Affiliate has, at any time during the last six (6) years, contributed to or been obligated to contribute to any plan that is a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”) or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA (a “Multiple Employer Plan”), and none of the Company or its Subsidiaries nor any Company ERISA Affiliate has incurred any material liability to a Multiemployer Plan or Multiple Employer Plan as a result of a complete or partial withdrawal (as those terms are defined in Part I of Subtitle E of Title IV of ERISA) from a Multiemployer Plan or Multiple Employer Plan that has not been satisfied in full.

(g) Except as (x) would not reasonably be likely to be, either individually or in the aggregate, material to the Company or any of its Subsidiaries or (y) required by applicable Law, (i) no Company Benefit Plan provides retiree or post-employment medical, disability, life insurance or other welfare benefits to any person, and (ii) none of the Company or any of its Subsidiaries has any obligation to provide such benefits (excluding any Company Benefit Plan that provides for employer payment or subsidy of COBRA premiums). To the extent that the Company or any of its Subsidiaries sponsors such plans, the Company or the applicable Subsidiary has reserved the right to amend, terminate or modify at any time each Company Benefit Plan that provides retiree or post-employment disability, life insurance or other welfare benefits to any person.

(h) Except as set forth in Section 3.11(h) of the Company Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby could, either alone or in conjunction with any other event, (i) entitle any current or former employee, director, officer or individual independent contractor of the Company or any of its Subsidiaries (collectively, the “Company Related Persons”) to severance pay or any material increase in severance pay, (ii) accelerate the time of payment or vesting, or materially increase the amount of compensation due to any Company Related Person, (iii) directly or indirectly cause the Company to transfer or set aside any assets to fund any material benefits under any Company Benefit Plan, or (iv) otherwise give rise to any material liability under any Company Benefit Plan.

(i) Except as set forth in Section 3.11(i) of the Company Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement could, either alone or in combination with another event, result in the payment of any amount that could, individually or in combination with any other such payment, constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code.

(j) Neither the Company nor any of its Subsidiaries has any obligation to provide, and no Company Benefit Plan or other agreement provides any individual with the right to, a gross-up, indemnification, reimbursement or other payment for any excise or additional taxes, interest or penalties incurred pursuant to Section 409A or Section 4999 of the Code.

(k) Except as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on the Company, each Company Benefit Plan maintained primarily for the benefit of employees outside of the United States (“Non-U.S. Company Benefit Plan”) (i) that is intended to qualify for special tax treatment, has met all requirements for such tax treatment, (ii) if intended to be funded and/or book-reserved is fully funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions and does not have unfunded liabilities or liabilities that could reasonably be imposed upon the assets of the Company or any of its Subsidiaries by reason of such Non-U.S. Company Benefit Plan, (iii) is in compliance with its terms and all applicable Laws, and (iv) if intended or required to be qualified, approved or registered with a Governmental Entity, is and has been so qualified, approved or registered and nothing has occurred that would reasonably be expected to result in the loss of such qualification, approval or registration, as applicable.

(l) Section 3.11(l) of the Company Disclosure Schedule sets forth an accurate and complete list as of the date hereof of any collective bargaining agreement or other agreement with a labor union, works council or like organization that the Company or any of its Subsidiaries is a party to or otherwise bound by (collectively, the “Company Labor Agreements”), and, as of the date hereof, to the knowledge of the Company, there are no material activities or proceedings by any individual or group of individuals, including representatives of any labor organizations or labor unions, to organize any employees of the Company or any of its Subsidiaries. The execution and delivery of this Agreement, stockholder or other approval of this Agreement and the consummation of the transactions contemplated by this Agreement, either alone or in combination with another event, will not entitle any third party (including any labor organization or Governmental Entity) to any payments under any of the Company Labor Agreements. The Company and its Subsidiaries are in compliance in all material respects with their obligations pursuant to all notification and bargaining obligations arising under any Company Labor Agreements.

(m) Except as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on the Company, each of the Company and its Subsidiaries is in compliance with all applicable Laws respecting labor, employment and employment practices, terms and conditions of employment, discrimination, harassment, wages and hours, and occupational safety and health. To the knowledge of the Company, in the last six (6) years, (i) no allegations of sexual harassment have been made against any Company Related Person who is a “named executive officer” in the Company’s most recent filing with the SEC that required disclosure pursuant to Rule 402(c) of Regulation S-K, and (ii) the Company and its Subsidiaries have not entered into any settlement agreements related to allegations of sexual harassment or misconduct by such Company Related Person.

3.12 Compliance with Applicable Law.

(a) (i) The Company and each of its Subsidiaries hold, and have at all times since January 1, 2016, held, all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), and (ii) to the knowledge of the Company, no suspension or cancellation of any such necessary license, franchise, permit or authorization is threatened by any Governmental Entity, in each case of the foregoing clauses (i) and (ii), except where neither the failure to hold, nor the burden of obtaining and holding, such license, franchise, permit or authorization (nor the failure to pay any fees or assessments) would, either individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on the Company.

(b) Except as would not reasonably be likely to be, either individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, the Company and each of its Subsidiaries have since January 1, 2016 (i) complied with and are not in default or violation under any applicable Laws or binding policy and/or guideline of any Governmental Entity relating to the Company or any of the Company Subsidiaries, including all Laws related to the privacy and security of data or information that constitutes personal data under applicable law (“Personal Data” and such laws relating thereto, the “Data Protection Laws”), (ii) been conducting operations at all times in compliance with applicable financial recordkeeping and reporting requirements of all money laundering Laws administered or enforced by any Governmental Entity in jurisdictions where the Company and the Company Subsidiaries conduct business, and (iii) established and maintained a system of internal controls designed to ensure compliance by the Company and the Company Subsidiaries with applicable financial recordkeeping and reporting requirements of all money laundering Laws administered or enforced by any Governmental Entity in jurisdictions where the Company and the Company Subsidiaries conduct business. As used in this Agreement, the term “Laws” means (A) federal, state, local or foreign law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Entity, and (B) without limiting the generality of the foregoing, with respect to matters applicable to a party or its Subsidiaries or to a party in connection with its performance of its obligations in the collection, processing, possession, handling, clearance, settlement and/or remittance of funds (“Processing Matters”): (1) the rules and requirements of the Financial Industry Regulatory Authority (“FINRA”) that are binding on the Company or its Subsidiaries; (2) any and all sanctions or regulations enforced by the Office of Foreign Assets Control of the United States Department of the Treasury (“OFAC”), as the same may be amended and in effect from time to time; (3) the Bank Secrecy Act of 1970 and its implementing regulations; (4) to the extent applicable, statutes or regulations of any state relating to money transmission or unclaimed property; (5) the Electronic Fund Transfer Act and the implementing Regulation E, including the International Remittance Transfer Rule; (6) Title V of the Gramm-Leach-Bliley Act of 1999 (as codified at 15 U.S.C. 6801 et seq.) and all federal regulations implementing such act; and (7) other applicable federal and state Data Protection Laws.

(c) The Company maintains a written information privacy and security program that maintains reasonable measures to protect the privacy, confidentiality and security of all Personal Data against any (i) loss or misuse of Personal Data, (ii) unauthorized or unlawful operations performed upon Personal Data, or (iii) other act or omission that compromises the security or confidentiality of Personal Data (clauses (i) through (iii), a “Security Breach”). The Company has not experienced any Security Breach that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company. There are no data security or other technological vulnerabilities with respect to its information technology systems or networks that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on the Company.

(d) Except where the actions would not reasonably be likely to be, either individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, since January 1, 2016, none of the Company, or its Subsidiaries, or any director, officer, employee, agent or other person acting on behalf of the Company or any of the Company Subsidiaries has, directly or indirectly, (i) used any funds of the Company or any of the Company Subsidiaries for unlawful contributions, unlawful gifts or unlawful entertainment, (ii) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of the Company or any of the Company Subsidiaries, (iii) violated the Foreign Corrupt Practices Act of 1977 (the “FCPA”) or any similar anti-bribery, anti-corruption or anti-money laundering Laws in any jurisdiction, (iv) established or maintained any unlawful fund of monies or other assets of the Company or any of the Company Subsidiaries in violation of the FCPA, (v) made any fraudulent entry on the books or records of the Company or any of the Company Subsidiaries in violation of the FCPA, or (vi) made any unlawful payment, unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business, to obtain special concessions for the Company or any of the Company Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for the Company or any of the Company Subsidiaries, or is currently subject to any comprehensive sanctions administered by OFAC.

(e) Except where the actions would not reasonably be likely to be, either individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, neither the Company nor any of its Subsidiaries has, since January 1, 2016, received any written notices of any material Action regarding any Processing Matter with respect to the Company or its Subsidiaries in the conduct of its business from any Governmental Entity, NACHA or any Network directly or indirectly involved or associated with or implicated or utilized by the Company or any of its Subsidiaries.

(f) Except where it would not reasonably be likely to be, either individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries have since January 1, 2016 complied with and are not in default or violation under (i) any applicable bylaws, operating rules, regulations and requirements of the National Automated Clearinghouse Association (“NACHA”) and any applicable payment network, exchange or association, including any ATM networks and payment networks (including VISA, MasterCard, Discover and AMEX) (collectively, the “Networks”), in each case, which are either binding on the Company or its Subsidiaries or with which the Company or its Subsidiaries complies pursuant to contractual requirements, and (ii) the Payment Card Industry Data Security Standard (“PCI-DSS”) issued by the Payment Card Industry Security Standards Council, as may be revised from time to time, in each case of the foregoing clauses (i) and (ii), with respect to Processing Matters.

3.13 Certain Contracts.

(a) Except as set forth in Section 3.13(a) of the Company Disclosure Schedule and excluding any Company Benefit Plan, as of the date hereof, neither the Company nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral):

(i) that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC),

(ii) that contains a non-compete or client or customer non-solicit requirement, in any case, that restricts in any material respect the conduct of any line of business by the Company or any of its Subsidiaries or upon consummation of the Merger and other transactions contemplated by this Agreement will so restrict in any material respect the ability of Parent or any of its Subsidiaries to engage in such activities,

(iii) that provides for the incurrence of indebtedness for borrowed money of the Company or any of its Subsidiaries or the guaranty of indebtedness for borrowed money of third parties, in each case, in an aggregate principal amount in excess of $10,000,000 (other than securities sold under agreement to repurchase, in each case, incurred in the ordinary course of business consistent with past practices),

(iv) that grants any right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of the Company or its Subsidiaries,

(v) that is material and obligates the Company or any of its Subsidiaries, or following the Closing will obligate Parent or any of its Subsidiaries, to conduct business with any third party on a preferential or exclusive basis or that contains “most favored nation” or similar covenants,

(vi) other than entered into in the ordinary course of business consistent with past practices, that relates to the acquisition or disposition of any assets or any business of the Company or any of its Subsidiaries with a purchase price in excess of $50,000,000 (whether by merger, sale of stock, sale of assets or otherwise) since January 1, 2016,

(vii) that is a settlement, consent or similar agreement and contains any material continuing obligations of the Company or any of its Subsidiaries,

(viii) that limits in any material respect the payment of dividends by the Company or any of its Subsidiaries,

(ix) that is a material interest rate swap, cap, floor or option agreement, a futures or forward contract or relates to any other material interest rate, currency, commodity or other hedging or derivative transaction or risk management arrangement, or

(x) that is a contract pursuant to which the Company or any of its Subsidiaries receives from any third party a license or similar right under any Intellectual Property Rights that are material to the business of the Company and its Subsidiaries, taken as a whole, other than licenses with respect to software that is generally commercially available.

Each contract, arrangement, commitment or understanding of the type described in this Section 3.13(a) in existence as of the date hereof (excluding any Company Benefit Plan), whether or not set forth in the Company Disclosure Schedule, is referred to herein as a “Company Contract” (provided that, for purposes of Section 3.13(b), the term “Company Contract” will include any of the above entered into after the date hereof that would have been a Company Contract if it had been in existence as of the date hereof).

(b) In each case, except as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on the Company: (i) each Company Contract is, assuming due authorization, execution and delivery by the third-party counterparties thereto, valid and binding on the Company or one of its Subsidiaries, as applicable (except as limited by the Enforceability Exceptions) and in full force and effect (unless such Company Contract expires in accordance with its terms after the date of this Agreement or is terminated after the date of this Agreement in accordance with its terms and Section 5.2), (ii) the Company and each of its Subsidiaries has performed all obligations required to be performed by it prior to the date hereof under each Company Contract, (iii) to the knowledge of the Company, each third-party counterparty to each Company Contract has performed all obligations required to be performed by it to date under such Company Contract, (iv) no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a default on the part of the Company or any of its Subsidiaries under any such Company Contract, and (v) neither the Company nor any of its Subsidiaries knows of, or has received written notice of, any violation of any Company Contract by any of the other parties thereto. The Company has made available to Parent prior to the date hereof true, correct and complete copies of each Company Contract in existence as of the date hereof.

3.14 Agreements with Regulatory Agencies. Other than any order, enforcement action, consent agreement, memorandum of understanding or similar written agreement providing for a civil money penalty or settlement not in excess of $500,000, neither the Company nor any of its Subsidiaries is subject to any cease-and-desist or other similar order or enforcement action issued by, or is a party to any consent agreement or memorandum of understanding or other similar written agreement with, any Regulatory Agency or other Governmental Entity or has been since January 1, 2016 ordered to pay any civil money penalty by any Regulatory Agency or other Governmental Entity. Since January 1, 2016, neither the Company nor any of its Subsidiaries has adopted any policies, procedures or board resolutions at the request of any Regulatory Agency or other Governmental Entity that (a) materially restricts the conduct of its business or that in any material manner relates to its ability to pay dividends, its credit or risk management policies, its management or its business or (b) would prevent or materially impair the ability of the Company to consummate the Merger and the transactions contemplated by this Agreement (each, whether or not set forth in the Company Disclosure Schedule, a “Company Regulatory Agreement”). Neither the Company nor any of its Subsidiaries has been advised in writing, or, to the knowledge of the Company, orally, since January 1, 2016, by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering, or requesting any Company Regulatory Agreement.

3.15 Customers. Since January 1, 2018 through the date of this Agreement, the Company and its Subsidiaries have not received any notice from any Company Covered Customer that such Company Covered Customer intends to discontinue or substantially reduce its relationship with the Company or any of its

Subsidiaries, as applicable, or terminate or materially and adversely amend any existing material contract with the Company or any of its Subsidiaries, as applicable, or not to continue as a customer of the Company or any of its Subsidiaries, as applicable. As used in this Agreement, the term “Company Covered Customer” means a customer of the Company or any of its Subsidiaries the revenue derived from which constituted one percent (1%) or more of the consolidated revenue of the Company during calendar year 2018.

3.16 Environmental Matters. Except as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on the Company, the Company and its Subsidiaries are in compliance, and, since January 1, 2016, have complied, with all Laws, orders, decrees, permits, authorizations, common law and legal requirements relating to: (a) the protection or restoration of the environment, natural resources, or health and safety as it relates to exposure to any substance regulated under Law due to a potential for harm (“Hazardous Substance”), (b) the handling, use, presence, disposal, release or threatened release of any Hazardous Substance, or (c) noise, odor, wetlands, indoor air, pollution, contamination or any injury to persons or property relating to any Hazardous Substance (collectively, the “Environmental Laws”). There are no Actions, private environmental investigations or remedial activities of any nature pending, or, to the knowledge of the Company, threatened, seeking to impose, or that would reasonably be likely to result in the imposition, on the Company or any of its Subsidiaries of any liability or obligation relating to any Environmental Law which is material to the Company and its Subsidiaries, taken as a whole. Except as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on the Company, to the knowledge of the Company, there is no reasonable basis for any such Action that would impose any liability or obligation relating to any Environmental Law. Except as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on the Company, no real property currently or formerly owned or operated by the Company or any of its Subsidiaries, nor, to the knowledge of the Company any third-party site, has been contaminated with any Hazardous Substance in a manner that would reasonably be likely to require remediation or other action or result in any liability pursuant to any Environmental Law on the part of the Company or any of its Subsidiaries. The Company is not subject to any agreement, order, judgment, decree, letter agreement or memorandum of agreement by or with any court, governmental authority, regulatory agency or third party imposing any liability or obligation with respect to any Environmental Law which is material to the Company and its Subsidiaries, taken as a whole.

3.17 Real Property. Except as would not reasonably be likely, either individually or in the aggregate, to have a Material Adverse Effect on the Company, the Company or one of its Subsidiaries, as applicable, (a) has good and marketable title to all real property reflected in the latest audited balance sheet included in the Company Reports as being owned by the Company or a Company Subsidiary or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business) (the “Company Owned Properties”), free and clear of all Liens, except for (i) statutory Liens securing payments not yet due, (ii) Liens for real property Taxes not yet due and payable, (iii) easements, rights of way, and other similar encumbrances that do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties, (iv) non-exclusive licenses granted with respect to Intellectual Property Rights in the ordinary course of business, (v) Liens required under the definitive agreements for a party’s indebtedness as in effect on the date hereof, (vi) Liens expressly permitted under this Agreement and (vii) such imperfections or irregularities of title or Liens as do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties (collectively, “Permitted Encumbrances”), and (b) is the lessee of all leasehold estates reflected in the latest audited financial statements included in such Company Reports or acquired after the date thereof (except for leases that have expired by their terms since the date thereof) (the “Company Leased Properties” and, collectively with the Company Owned Properties, the “Company Real Property”), free and clear of all Liens of any nature whatsoever, except for Permitted Encumbrances, and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to the knowledge of the Company, the lessor. There are no pending, or, to the knowledge of the Company, threatened, condemnation proceedings against the Company Real Property, except as would not reasonably be likely, either individually or in the aggregate, to have a Material Adverse Effect on the Company.

3.18 Intellectual Property; Data Privacy and Technology; Information Security.

(a) For the purposes of this Agreement, “Intellectual Property Rights” means all rights anywhere in the world in or to any intellectual property, including with respect to: (i) trademarks, service marks, trade dress, symbols, corporate names, brand names, d/b/a’s, logos and slogans, Internet domain names, social media accounts and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; (ii) inventions, discoveries, and improvements, whether patentable or not, and patents, applications for patents (including divisions, continuations, continuations in part and renewal applications), invention disclosures and any re-examinations, continuations, continuations-in-part, divisionals, extensions or reissues thereof, in any jurisdiction; (iii) trade secrets, proprietary or confidential information and know-how; (iv) published or unpublished works or authorship, whether copyrightable or not, copyrights and registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof; and (v) software, databases and other compilations of information, including related documentation.

(b) As of the date of this Agreement, the Company and each of its Subsidiaries owns (in each case, free and clear of any material Liens other than any Permitted Encumbrances) or otherwise has sufficient right to use Intellectual Property Rights used by the Company or such Subsidiaries, as applicable, in the conduct of its business as currently conducted, and all such rights shall survive the consummation of the transactions contemplated by this Agreement unchanged, in each case, except as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on the Company (provided that the foregoing shall not be read as a representation on non-infringement).

(c) Except as would not reasonably be likely, either individually or in the aggregate, to have a Material Adverse Effect on the Company, all Intellectual Property Rights owned by the Company or any of its Subsidiaries and registered with, issued by, or the subject of a pending application (whether for registration or issuance) with, any Governmental Entity (“Company Registered IP”) are subsisting and, to the knowledge of the Company, other than with respect to applications, valid and enforceable, and none of the Company Registered IP is subject to any outstanding order, judgment or decree (other than routine office actions) adversely affecting the Company’s or its Subsidiaries’ ownership or use of, or rights in or to, any such Company Registered IP.

(d) Except as would not reasonably be likely, either individually or in the aggregate, to have a Material Adverse Effect on the Company, the Company and its Subsidiaries, and the conduct of the Company’s and its Subsidiaries’ businesses, including the development, manufacture, use, sale, commercialization or provision of the Company’s and its Subsidiaries’ products and services, do not and have not infringed, misappropriated or otherwise violated within the past three (3) years the Intellectual Property Rights of any person. To the knowledge of the Company, except as would not reasonably be likely, either individually or in the aggregate, to have a Material Adverse Effect on the Company, no person is infringing, misappropriating or otherwise violating any Intellectual Property Rights owned by the Company or any of its Subsidiaries.

(e) As of the date of this Agreement, neither the Company nor any of its Subsidiaries has received any written claims that are still pending (i) alleging that the Company or any of its Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property Rights of any person, whether directly or indirectly or (ii) contesting or challenging the use, validity, enforceability or ownership of any Intellectual Property Rights owned or purported to be owned by the Company or any of its Subsidiaries, in each case, other than any such claim that, if determined adversely, would not reasonably be likely, either individually or in the aggregate, to have a Material Adverse Effect on the Company.

(f) Except as would not reasonably be likely, either individually or in the aggregate, to have a Material Adverse Effect on the Company, neither the Company nor any Subsidiary uses or distributes any software licensed under an “open source,” “copyleft,” “public source” or similar license in a manner that would require the Company or such Subsidiary (i) to disclose or make available any source code for its proprietary software to a third party or (ii) to limit the Company’s or such Subsidiary’s ability to seek full compensation in connection with the marketing, licensing or distribution of any of its proprietary software.

(g) As of the date of this Agreement, except as would not reasonably be likely, either individually or in the aggregate, to result in liability that is material to the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries are in compliance with all of its and their privacy policies, all applicable Data Protection Laws and all contracts to the extent such contracts relate to the collection, storage, transmission, transfer (including cross-border transfers), disclosure and use of Personal Data (collectively, “Data Protection Requirements”). The Company and its Subsidiaries have used commercially reasonable measures, consistent with accepted industry practices designed to ensure the confidentiality, privacy and security of Personal Data or other confidential or trade-secret information (collectively, “Sensitive Data”).

(h) During the three (3) year period prior to the date of this Agreement, to the knowledge of the Company, no third party has gained unauthorized access to or misused any Sensitive Data or any computers, software servers, networks or other information technology assets (“IT Assets”) used in the operation of the businesses of the Company or any of its Subsidiaries, in each case, in a manner that has resulted or is reasonably likely to result in either (i) liability, cost or disruption to the business of the Company and its Subsidiaries that would be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, or (ii) a duty to notify any person except as would not reasonably be likely, individually or in the aggregate, to result in liability which is material to the Company and its Subsidiaries, taken as a whole. Except as would not reasonably be likely, either individually or in the aggregate, to result in a liability that is material to the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries have taken commercially reasonable steps and implemented commercially reasonable safeguards, consistent with accepted industry practices and Data Protection Requirements, designed to protect their products, services and IT Assets from unauthorized access and free from any disabling codes or instructions, spyware, Trojan horses, worms, viruses or other software routines that permit or cause unauthorized access to, or disruption, impairment, disablement, or destruction of, software, data or other materials (“Malicious Code”). As of the date of this Agreement, except as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on the Company, the IT Assets used by the Company or any of its Subsidiaries (i) are free from Malicious Code and (ii) have not, within the three (3) years prior to the date of this Agreement, experienced any material failure or malfunction.

3.19 Related Party Transactions. As of the date hereof, there are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any proposed transactions or series of related transactions, between the Company or any of its Subsidiaries, on the one hand, and any current director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of the Company or any of its Subsidiaries or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) five percent (5%) or more of the outstanding Company Common Stock (or any of such person’s immediate family members or affiliates) (other than Subsidiaries of the Company), on the other hand, of the type required to be reported in any Company Report pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act (each such agreement, arrangement or understanding, a “Company Related Party Contract”).

3.20 State Takeover Laws. The Company Board has approved this Agreement and the transactions contemplated hereby and has taken all other necessary corporate actions as required to render inapplicable any applicable provisions of the takeover Laws of any state, including any “moratorium,” “control share,” “fair price,” “takeover” or “interested stockholder” Law (any such Laws, “Takeover Statutes”) or any similar takeover-related provision in the Company Charter or the Company Bylaws that would prohibit or restrict the Company’s ability to perform under this Agreement or any agreement contemplated hereby (the “Transaction Agreements”) to which the Company is a party or the Company’s ability to consummate the transactions contemplated thereby, or subject Parent or its shareholders to any impediment or condition in connection with the consummation of the transactions contemplated thereby.

3.21 Reorganization. After due inquiry and investigation (and consultations with legal counsel and accountants to the extent deemed necessary), the Company represents that it has not taken any action nor, to the knowledge of the Company, is there any fact or circumstance that would reasonably be likely to prevent the Merger or any Alternative Transaction from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

3.22 Opinion. Prior to the execution of this Agreement, the Company Board has received an opinion (which, if initially rendered orally, has been or will be confirmed by a written opinion, dated the same date) from Credit Suisse, to the effect that, as of the date thereof, and based upon and subject to the assumptions and limitations considered by Credit Suisse in connection with the preparation thereof, the Merger Consideration to be received by the holders of Company Class A Common Stock in the Merger is fair, from a financial point of view, to such holders. Such opinion has not been amended or rescinded in any material respect as of the date of this Agreement.

3.23 Company Information. The information relating to the Company and its Subsidiaries that is provided by the Company or its representatives for inclusion in (a) the Joint Statement on the date it (or any amendment or supplement thereto) is first mailed to holders of Company Common Stock and the holders of Parent Common Stock, (b) the S-4, when it or any amendment thereto becomes effective under the Securities Act, (c) the documents and financial statements of the Company incorporated by reference in the Joint Statement, the S-4 or any amendment or supplement thereto or (d) any other document filed with any other Regulatory Agency in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The portions of the Joint Statement relating to the Company and its Subsidiaries and other portions within the reasonable control of the Company and its Subsidiaries will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. If a Prospectus is required under the Prospectus Rules of the FCA published under section 73A(4) of the FSMA (the “Prospectus Rules”), the information relating to the Company and its Subsidiaries that is provided by the Company or its representatives for inclusion in the Prospectus (or any amendment or supplement thereto) on the date thereof will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The portions of the Prospectus, if any, relating to the Company and its Subsidiaries and other portions within the reasonable control of the Company and its Subsidiaries will comply in all material respects with the provisions of the Prospectus Rules. Notwithstanding the foregoing, no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information provided or supplied by or on behalf of Parent or its Subsidiaries for inclusion in the Joint Statement, the S-4 or the Prospectus (if applicable).

3.24 Insurance. Except as would not reasonably be likely, either individually or in the aggregate, to have a Material Adverse Effect on the Company, (a) the Company and its Subsidiaries are insured with insurers against such risks and in such amounts as the management of the Company reasonably has determined to be prudent and consistent with industry practice, and neither the Company nor any of its Subsidiaries has received notice to the effect that any of them are in default under any material insurance policy, (b) each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of the Company and its Subsidiaries, the Company or the relevant Subsidiary thereof is the sole beneficiary of such policies, (c) all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion and (d) there is no claim for coverage by the Company or any of its Subsidiaries pending under any insurance policy as to which coverage has been questioned, denied or disputed by the underwriters of such insurance policy.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except (a) as disclosed in the disclosure schedule delivered by Parent to the Company concurrently herewith (the “Parent Disclosure Schedule”); provided that (i) the mere inclusion of an item in the Parent Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by any of Parent or Merger Sub that such item represents a material exception or fact, event or circumstance or that such item would reasonably be likely to result in a Material Adverse Effect on Parent, and (ii) any disclosures made with respect to a section of this Article IV shall be deemed to qualify (A) any other section of this Article IV specifically referenced or cross-referenced and (B) other sections of this Article IV to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross-reference) from a reading of the disclosure that such disclosure applies to such other sections or (b) as disclosed in any Parent Reports publicly filed by Parent after January 1, 2018 and prior to March 16, 2019 (but disregarding risk factor disclosures contained under any “Risk Factors” heading, or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), each of Parent and Merger Sub hereby represents and warrants to the Company as follows:

4.1 Corporate Organization.

(a) Parent is a corporation duly organized, validly existing and in active status under the laws of the State of Georgia. Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Each of Parent and Merger Sub has the corporate power and authority to own, lease or operate all of its properties and assets and to carry on its business as it is now being conducted in all material respects. Each of Parent and Merger Sub is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not, either individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on Parent. True, correct and complete copies of the Amended and Restated Articles of Incorporation of Parent, as amended to the date hereof (“Parent Articles”), the Fourth Amended and Restated Bylaws of Parent (“Parent Bylaws”), the Certificate of Incorporation of Merger Sub (“Merger Sub Certificate”) and the Merger Sub Bylaws, each as in effect as of the date of this Agreement, have previously been made available by Parent to the Company.

(b) Each Subsidiary of Parent (a “Parent Subsidiary”) (i) is duly organized, validly existing and, to the extent such concept is recognized under applicable Law, in good standing under the laws of its jurisdiction of organization, except where the failure to be so organized or existing or, if applicable, in good standing would not reasonably be likely to be, either individually or in the aggregate, material to Parent and its Subsidiaries, taken as a whole, (ii) is duly licensed or qualified to do business and, where such concept is recognized under applicable Law, in active status and good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so licensed or qualified or in active status and in good standing and in which the failure to be so qualified would reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Parent, and (iii) has all requisite corporate, limited liability company, limited partnership or other entity power, as applicable, and authority to own, lease or operate its properties and assets and to carry on its business as now conducted, except where the failure to have such power and authority would not reasonably be likely to be, either individually or in the aggregate, material to Parent and its Subsidiaries, taken as a whole. Except for restrictions imposed by applicable Law, there are no restrictions on the ability of any Parent Subsidiary to pay dividends or distributions.

(c) Section 4.1(c) of the Parent Disclosure Schedule sets forth a true and complete list of all Subsidiaries of Parent as of the date hereof and such Subsidiaries’ jurisdiction of organization.

4.2 Capitalization.

(a) The authorized capital stock of Parent consists of 600,000,000 shares of Parent Common Stock and 200,000,000 shares of preferred stock, par value of $0.01 per share. As of March 14, 2019, no shares of capital stock or other voting securities of Parent are issued, reserved for issuance or outstanding, other than (i) 432,529,198 shares of Parent Common Stock issued and 323,134,200 shares of Parent Common Stock outstanding; (ii) 109,394,998 shares of Parent Common Stock held in treasury; (iii) 9,615,684 shares of Parent Common Stock reserved for issuance upon the exercise of options to purchase Parent Common Stock (“Parent Stock Options”) granted under the Fidelity National Information Services, Inc. 2008 Omnibus Incentive Plan (as amended and restated, the “Parent Stock Plan”); (iv) 496,025 shares of Parent Common Stock reserved for issuance upon the settlement of restricted stock units granted under the Parent Stock Plan that are not subject to any performance-vesting conditions (“Parent RSUs”); (v) 285,352 shares of Parent Common Stock reserved for issuance upon the settlement of restricted stock units granted under the Parent Stock Plan that are subject to performance-vesting conditions (“Parent PSUs”), assuming that performance with respect to the Parent PSUs is achieved at maximum performance; and (vi) 15,089,142 shares of Parent Common Stock reserved for issuance pursuant to future grants under the Parent Stock Plan. All of the issued and outstanding shares of Parent Common Stock and Merger Sub have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. No bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which shareholders of Parent or the stockholder of Merger Sub may vote are issued or outstanding.

(b) Except as set forth in Section 4.2(b) of the Parent Disclosure Schedule, as of the date of this Agreement, no debt securities of Parent or Merger Sub or any of their respective Subsidiaries are issued or outstanding. Other than the Parent Stock Options, Parent RSUs and Parent PSUs (collectively, the “Parent Equity Awards”) issued prior to the date of this Agreement, the outstanding offering period under the Fidelity National Information Services, Inc. Employee Stock Purchase Plan (as amended, the “Parent ESPP”), and a certain stock repurchase plan, dated December 15, 2018, adopted by Parent as a written plan for trading securities that complies with the requirements of Rule 10b5-1 under the Exchange Act (the “Parent 10b5-1 Plan”), (A) there are no outstanding subscriptions, options, warrants, puts, calls, rights, exchangeable or convertible securities or other commitments or agreements obligating any of Parent or Merger Sub or any of their respective Subsidiaries to issue, transfer, sell, purchase, redeem or otherwise acquire, any capital stock of Parent or Merger Sub and (B) none of the Parent and its Subsidiaries has outstanding any stock appreciation right, phantom equity, restricted share unit, deferred share unit or similar right, agreement, arrangement or commitment based on the book value, income or any other attribute of or related to the Parent or any of its Subsidiaries. A true, correct and complete copy of the Parent 10b5-1 Plan in effect as of the date of this Agreement has previously been made available by Parent to the Company.

(c) There are no voting trusts, stockholder agreements, proxies or other agreements in effect pursuant to which Parent or any of its Subsidiaries has a contractual or other obligation with respect to the voting or transfer of the Parent Common Stock or other equity interests of Parent or any of the Parent Subsidiaries.

(d) All of the outstanding shares of capital stock of Merger Sub are, and at the Effective Time will be, owned by Parent. Merger Sub has not conducted any business other than (i) incident to its formation or incorporation, as applicable, for the sole purpose of carrying out the transactions contemplated by this Agreement and (ii) in relation to this Agreement, the Merger and the other transactions contemplated hereby.

(e) Parent owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each of the Parent Subsidiaries, free and clear of any Liens, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. No Parent Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

(f) Except (i) for the ownership of the Parent Subsidiaries or (ii) as set forth in Section 4.2(f) of the Parent Disclosure Schedule, neither Parent nor any Parent Subsidiary beneficially owns or controls, directly or indirectly, any equity investment in any person (whether via shares of stock or other equity interests in any corporation, firm, partnership, joint venture or other entity).

(g) With respect to the Parent Equity Awards, (i) each grant thereof was duly authorized by all necessary corporate action, including, if applicable, approval by the Parent Board or the compensation committee of the Parent Board (the “Parent Compensation Committee”), or a duly authorized delegate thereof, and any required approval by the stockholders by the necessary number of votes or written consents, (ii) each such grant was made in material compliance with all applicable Laws and all of the terms and conditions of the applicable Parent Stock Plans pursuant to which it was issued, (iii) each grant has a grant date identical to the date on which the Parent Board or the Parent Compensation Committee actually awarded such award, or if later, the effective date of such grant deemed by the Parent Board or the Parent Compensation Committee, (iv) the per share exercise price of each Parent Stock Option was not less than the fair market value of a share of Parent Common Stock on the date of such grant and each Parent Stock Option qualifies for the Tax and accounting treatment afforded to such Parent Stock Option in the Parent Tax Returns and the Parent Reports, respectively, and (v) no such grant triggers any liability for the holder thereof under Section 409A of the Code. Each right to purchase shares of Parent Common Stock under the Parent ESPP or any predecessor employee stock purchase plan was granted in all material respects in compliance with all requirements under applicable Law and all of the terms and conditions of the Parent ESPP or such predecessor plan.

4.3 Authority; No Violation.

(a) Each of Parent and Merger Sub has full corporate power and authority to execute and deliver this Agreement and, subject to receipt of the approval of the Parent Share Issuance by a majority of the votes cast by holders of outstanding shares of Parent Common Stock at a meeting of the shareholders of Parent at which a quorum exists (the “Requisite Parent Vote”), to consummate the Merger and the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the Merger have been duly and validly approved by each of the Parent Board and the Merger Sub Board. As of the date hereof, the Parent Board has unanimously approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger, and determined that this Agreement and the transactions contemplated hereby, including the Merger, on the terms and conditions set forth in this Agreement, are fair to and in the best interests of Parent and its shareholders and has directed that the Parent Share Issuance be submitted to its shareholders for adoption at a duly held meeting of such shareholders and has unanimously adopted a resolution making a recommendation to the foregoing effect. The Merger Sub Board has approved and declared it advisable to enter into this Agreement and the transactions contemplated hereby, including the Merger, and determined that this Agreement and the transactions contemplated hereby, including the Merger, on the terms and conditions set forth in this Agreement, are fair to and in the best interests of Merger Sub and its sole stockholder and has unanimously adopted a resolution making a recommendation to the foregoing effect. Parent, as Merger Sub’s sole stockholder, has approved this Agreement and the transactions contemplated hereby at a duly held meeting or by written consent of the sole stockholder. Except for (i) the Requisite Parent Vote and (ii) the adoption of resolutions by the Parent Board to give effect to the provisions of Section 6.8 in connection with the Closing, no other corporate proceedings on the part of any of Parent or Merger Sub are necessary to approve this Agreement or to consummate the Merger. This Agreement has been duly and validly executed and delivered by each of Parent and Merger Sub and (assuming due authorization, execution and delivery by the Company) constitutes a valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms (except in all cases as such enforceability may be limited by the Enforceability Exceptions). Subject to the receipt of the Requisite Parent Vote, the shares of Parent Common Stock to be issued in the Merger have been validly authorized and, when issued, will be validly issued, fully paid and nonassessable, and no current or past shareholder of Parent will have any preemptive right or similar rights in respect thereof.

(b) Subject to the receipt of the Requisite Parent Vote, neither the execution and delivery of this Agreement by Parent or Merger Sub, nor the consummation by Parent or Merger Sub of the transactions contemplated hereby, nor compliance by any of Parent or Merger Sub with any of the terms or provisions hereof, will (i) violate any provision of the Parent Articles, the Parent Bylaws, the Merger Sub Certificate or the Merger Sub Bylaws, or (ii) assuming that the consents, approvals and filings referred to in Section 4.4 are duly obtained and/or made, (A) violate any Law applicable to any of Parent, Merger Sub or any of their respective Subsidiaries or any of their respective properties or assets or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of any of Parent, Merger Sub or any of their respective Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which any of Parent, Merger Sub or any of their respective Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound, except (in the case of clause (ii) above) for such violations, conflicts, breaches, losses, defaults, terminations, cancellations, accelerations or creations which, either individually or in the aggregate, would not reasonably be likely to (1) have a Material Adverse Effect on Parent or (2) prevent or materially impair the ability of Parent to consummate the Merger and the transactions contemplated by this Agreement.

4.4 Consents and Approvals. Except for (a) the filing of applications, filings and notices, as applicable, with the NYSE, (b) the filing with the SEC of the Joint Statement and the S-4 in which the Joint Statement will be included as a prospectus, and declaration of effectiveness of the S-4, and such reports and filings under the Securities Act or the Exchange Act, as may be required in connection with this Agreement and the transactions contemplated hereunder, (c) the filing of the Certificate of Merger with the Delaware Secretary pursuant to the DGCL, (d) the filing of any notices or other filings under the HSR Act, and such other consents, approvals, filings or registrations as may be required under any antitrust or competition Laws of non-U.S. jurisdictions, (e) the applications, filings, consents and notices, as applicable, set forth in Section 4.4 of the Parent Disclosure Schedule, (f) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” Laws of various states in connection with the Parent Share Issuance and the approval of the listing of such Parent Common Stock on the NYSE, (g) the filings required in accordance with Part 12 of the FSMA to obtain the FCA Approval and (h) subject to Section 6.1(j), a Prospectus, if required, being approved by the FCA, no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with (i) the execution and delivery by each of Parent and Merger Sub of this Agreement or (ii) the consummation by each of Parent and Merger Sub of the Merger and the other transactions contemplated hereby.

4.5 Reports.

(a) Parent and each of its Subsidiaries have timely filed (or furnished, as applicable) all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file (or furnish, as applicable) since January 1, 2016 with any Regulatory Agencies, including any report, registration or statement required to be filed (or furnished, as applicable) pursuant to the Laws of the United States, any state, any foreign entity, or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file such report, registration or statement or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be likely to have a Material Adverse Effect on Parent. As of their respective dates (and without giving effect to any amendments or modifications filed after the date of this Agreement with respect to reports and documents filed before the date of this Agreement), each of such reports and documents, including the financial statements, exhibits and schedules thereto, complied with all Laws enforced or promulgated by the Regulatory Agency with which they were filed, except where such failure to be in compliance would not, either individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on Parent. Except for examinations of Parent and its Subsidiaries conducted by a Regulatory Agency in the ordinary course of business, (A) no Regulatory Agency has initiated or has pending any proceeding or, to the knowledge of Parent, investigation into the business or operations of Parent or any of its Subsidiaries since January 1, 2016 and (B) Parent has not received written notice of any inquiry by, or had any disagreement or dispute with, any Regulatory Agency with respect to the business, operations, policies or procedures of Parent or any of the Parent Subsidiaries since January 1, 2016, in each case of the foregoing clauses (A) and (B), which would reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Parent. There is no unresolved violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations or inspections of Parent or any of its Subsidiaries, which would reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Parent.

(b) An accurate and complete copy of each final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC by Parent or any of its Subsidiaries pursuant to the Securities Act or the Exchange Act, as the case may be, since January 1, 2016 (the “Parent Reports”) is publicly available. No such Parent Report, at the time filed, furnished or communicated (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading. As of their respective dates, all Parent Reports filed or furnished under the Securities Act and the Exchange Act complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto. As of the date of this Agreement, no executive officer of Parent has failed in any respect to make the certification required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act. As of the date of this Agreement, there are no outstanding comments from or material unresolved issues raised by the SEC with respect to any of the Parent Reports.

4.6 Financial Statements.

(a) The consolidated financial statements of Parent and its Subsidiaries included (or incorporated by reference) in the Parent Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of Parent and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in shareholders’ equity and consolidated financial position of Parent and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject, in the case of unaudited statements, to year-end audit adjustments normal in nature and amount), (iii) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. To the extent any of the books and records of Parent and its Subsidiaries are required to be maintained in accordance with GAAP, such books and records have been, since January 1, 2017, and are being maintained in all material respects in accordance with GAAP. Prior to the date hereof, KPMG LLP has not resigned (or informed Parent that it intends to resign) or been dismissed as independent public accountants of Parent as a result of or in connection with any disagreements with Parent on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b) Except as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Parent, neither Parent nor any of its Subsidiaries has any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due) required by GAAP to be included in the consolidated balance sheet of Parent or in the notes thereto, except for those liabilities that are reflected or reserved against on the consolidated balance sheet of Parent included in its annual report on Form 10-K for the fiscal year ended December 31, 2018 (including any notes thereto) and for liabilities incurred in the ordinary course of business consistent with past practice since December 31, 2018, or in connection with this Agreement and the transactions contemplated hereby. None of Parent or any of its Subsidiaries is a party to any material “off-balance sheet arrangements” as defined in Item 303(a)(4) of Regulation S-K.

(c) The records, systems, controls, data and information of Parent and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Parent or its Subsidiaries or their respective accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Parent. Parent (i) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to Parent, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of Parent by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act, and (ii) has disclosed, based on its most recent evaluation prior to the date hereof, to Parent’s outside auditor and the audit committee of the Parent Board (A) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) relating to the period covered by such evaluation which are reasonably likely to adversely affect in any material respect Parent’s ability to record, process, summarize and report financial information, and (B) any fraud, whether or not material, relating to the period covered by such evaluation that involves management or other employees who have a significant role in Parent’s internal controls over financial reporting.

These disclosures, if any, were made by management to Parent’s auditor and audit committee of the Parent Board and a copy of any such written disclosure has been previously made available to the Company. There is no reason to believe that Parent’s chief executive officer and chief financial officer and, to the knowledge of Parent, as of the date hereof, its outside auditor will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

(d) Since January 1, 2016, (i) neither Parent nor any of its Subsidiaries, nor, to the knowledge of Parent, any director, officer, auditor, accountant or representative of Parent or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any complaint, allegation or claim, whether written or, to the knowledge of Parent, oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to reserves, write-downs, charge-offs and accruals) of Parent or any of its Subsidiaries or their respective internal accounting controls that is material to Parent, including any complaint, allegation or claim, whether written or oral, that Parent or any of its Subsidiaries has engaged in inappropriate accounting or auditing practices that is material to Parent, and (ii) no attorney representing Parent or any of its Subsidiaries, whether or not employed by Parent or any of its Subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by Parent or any of its officers, directors, employees or agents to the Parent Board or any committee thereof or, to the knowledge of Parent, to any director or officer of Parent, pursuant to Section 307 of the Sarbanes-Oxley Act, in each case of the foregoing clauses (i) and (ii), except as would not reasonably be likely to be, either individually or in the aggregate, materially adverse to Parent and its Subsidiaries, taken as a whole.

4.7 Broker’s Fees. Neither Parent nor any Parent Subsidiary nor any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement, other than Centerview Partners and Goldman Sachs & Co., each pursuant to a letter agreement, true, correct and complete copies of which have been previously provided to the Company.

4.8 Absence of Certain Changes or Events.

(a) Since December 31, 2018, there has not been any effect, change, event, circumstance, condition, occurrence or development that has or would reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Parent.

(b) Since December 31, 2018 and through the date of this Agreement, except as set forth in Sections 4.8(b), 5.1 and 5.3 of the Parent Disclosure Schedule (in the case of Sections 5.1 and 5.3 of the Parent Disclosure Schedule, solely to the extent the applicable action occurs following the date hereof) and in connection with matters related to this Agreement, Parent and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course of business, and from such date until the date hereof, there has not been any action taken or committed to be taken by Parent or any of its Subsidiaries, which, if taken following entry by Parent into this Agreement, would have required the consent of the Company pursuant to Sections 5.3(d), (e), (f), (n), (o) and (p).

4.9 Legal Proceedings.

(a) Neither Parent nor any of its Subsidiaries is a party to any, and there are no pending or, to the knowledge of Parent, threatened, legal, administrative, arbitral or other Actions of any nature against Parent or any of its Subsidiaries or any of their directors or executive officers (in their capacity as such) that would reasonably be likely to (i) have, either individually or in the aggregate, a Material Adverse Effect on Parent or (ii) as of the date of this Agreement, prevent or materially impair the ability of Parent to consummate the Merger and the transactions contemplated by this Agreement.

(b) There is no injunction, order, judgment or decree imposed upon Parent, any of its Subsidiaries or the assets of Parent or any of its Subsidiaries (or that, upon consummation of the Merger, would apply to the

Company and its Subsidiaries) by any Governmental Entity, nor has Parent or any Parent Subsidiary been advised in writing by any Governmental Entity that it is considering issuing, initiating, ordering or requesting any such injunction, order, judgment or decree, in each case, except for any issuance, initiation, injunction, judgment or decree that would not reasonably be likely to (A) have, either individually or in the aggregate, a Material Adverse Effect on Parent or (B) as of the date of this Agreement, prevent or materially impair the ability of Parent to consummate the Merger and the transactions contemplated by this Agreement.

4.10 Taxes and Tax Returns. Except as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Parent:

Each of Parent and its Subsidiaries has duly and timely filed (taking into account all applicable extensions) all Tax Returns in all jurisdictions in which Tax Returns are required to be filed by it, and all such Tax Returns are true, correct, and complete. Neither Parent nor any of its Subsidiaries is the beneficiary of any extension of time within which to file any Tax Return. All Taxes of Parent and its Subsidiaries (whether or not shown on any Tax Returns) that are due have been fully and timely paid. Each of Parent and its Subsidiaries has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, stockholder, independent contractor or other third party. The federal income Tax Returns of Parent and its Subsidiaries for all years up to and including December 31, 2015 have been examined by the IRS or are Tax Returns with respect to which the applicable period for assessment under applicable Law, after giving effect to extensions or waivers, has expired. No deficiency with respect to an amount of Taxes has been proposed, asserted or assessed against Parent or any of its Subsidiaries. There are no pending or threatened in writing disputes, claims, audits, examinations or other proceedings regarding any Taxes of Parent and its Subsidiaries or the assets of Parent and its Subsidiaries. In the last six (6) years, neither Parent nor any of its Subsidiaries has been informed in writing by any jurisdiction that the jurisdiction believes that Parent or any of its Subsidiaries was required to file any Tax Return that was not filed. Parent has made available to the Company true, correct and complete copies of any private letter ruling requests, closing agreements or gain recognition agreements with respect to Taxes requested or executed in the last six (6) years. There are no Liens for Taxes (except Taxes not yet due and payable) on any of the assets of Parent or any of its Subsidiaries. Neither Parent nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among Parent and its Subsidiaries). Neither Parent nor any of its Subsidiaries (A) has been a member of an affiliated group filing a consolidated, combined, unitary or similar income Tax Return (other than a group the common parent of which was Parent or a Subsidiary of Parent) or (B) has any liability for the Taxes of any person (other than Parent or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by contract or otherwise. Neither Parent nor any of its Subsidiaries has been, within the past two (2) years or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Merger is also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code. Neither Parent nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2). At no time during the past five (5) years has Parent been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code. Neither Parent nor any of its Subsidiaries will be required to include any material item of income in, or to exclude any material item of deduction from, taxable income in any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting, (ii) closing agreement, (iii) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or foreign Law), (iv) installment sale or open transaction disposition made on or prior to the Closing Date, (v) prepaid amount received on or prior to the Closing Date or (vi) election by Parent or any of its Subsidiaries under Section 108(i) of the Code (or any similar provision of state, local or foreign Law).

4.11 Employees and Employee Benefit Plans.

(a) Section 4.11(a) of the Parent Disclosure Schedule sets forth an accurate and complete list as of the date hereof of each material Parent Benefit Plan (it being understood that any Parent Benefit Plan with or covering any executive officer or director of Parent is “material” for purposes of this Section 4.11(a)). For purposes of this Agreement, “Parent Benefit Plan” means any benefit or compensation plan, program, policy, practice, agreement, contract, arrangement or other obligation, whether or not in writing and whether or not funded, in each case, which is sponsored or maintained, or required to be contributed to, or with respect to which any potential liability is borne, by Parent or any of its Subsidiaries. The Parent Benefit Plans include “employee benefit plans” within the meaning of Section 3(3) of ERISA, employment, individual consulting, retirement, severance, termination or change in control agreements, deferred compensation, equity-based, incentive, bonus, supplemental retirement, profit sharing, insurance, medical, welfare, fringe or other benefits or remuneration of any kind, but shall not include any Non-U.S. Statutory Parent Benefit Plans. For purposes of this Agreement, “Non-U.S. Statutory Parent Benefit Plans” means a Non-U.S. Parent Benefit Plan that is required by applicable Law to be sponsored, maintained, or to be contributed to by Parent or any of its Subsidiaries.

(b) Parent has made available to the Company true, correct and complete copies of each of the material Parent Benefit Plans and, to the extent applicable, the plan documents (including any amendments thereto), summary plan descriptions and summaries of material modifications thereto.

(c) Except as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Parent, (i) each Parent Benefit Plan has been established, operated and administered in accordance with its terms and the requirements of all applicable Laws, including ERISA and the Code, (ii) all contributions or other amounts payable by Parent or any of its Subsidiaries with respect to each Parent Benefit Plan in respect of the current or prior plan years have been paid or accrued in accordance with generally accepted accounting principles and (iii) there are no pending or threatened claims (other than routine claims for benefits) or audits, investigations or proceedings by a Governmental Entity by, on behalf of or against any Parent Benefit Plan or any trust related thereto.

(d) Each Parent Benefit Plan that is intended to be qualified under Section 401(a) of the Code has been determined by the IRS to be qualified under Section 401(a) of the Code and nothing has occurred that would adversely affect the qualification or tax exemption of any such Parent Benefit Plan. Neither Parent nor any of its Subsidiaries has engaged in a transaction in connection with which Parent or any of its Subsidiaries reasonably could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a tax imposed pursuant to Section 4975 or 4976 of the Code which would reasonably be likely to result in any liability which is material to Parent or any of its Subsidiaries, taken as a whole.

(e) No Controlled Group Liability has been incurred by Parent or any Parent ERISA Affiliate that has not been satisfied in full, and no condition exists that presents a material risk to Parent or any Parent ERISA Affiliate of incurring any such liability. For purposes of this Agreement, “Parent ERISA Affiliate” means all employers (whether or not incorporated) that would be treated together with Parent or any of its Subsidiaries as a “single employer” within the meaning of Section 414 of the Code.

(f) None of Parent and its Subsidiaries nor any Parent ERISA Affiliate has, at any time during the last six (6) years, contributed to or been obligated to contribute to any plan that is a Multiemployer Plan or a Multiple Employer Plan, and none of Parent or its Subsidiaries nor any Parent ERISA Affiliate has incurred any material liability to a Multiemployer Plan or Multiple Employer Plan as a result of a complete or partial withdrawal (as those terms are defined in Part I of Subtitle E of Title IV of ERISA) from a Multiemployer Plan or Multiple Employer Plan that has not been satisfied in full.

(g) Except as (x) would not reasonably be likely to be, either individually or in the aggregate, material to Parent or any of its Subsidiaries, or (y) required by applicable Law, (i) no Parent Benefit Plan provides retiree or post-employment medical, disability, life insurance or other welfare benefits to any person, and (ii) none of Parent or any of its Subsidiaries has any obligation to provide such benefits (excluding any Parent Benefit Plan that provides for employer payment or subsidy of COBRA premiums). To the extent that Parent or any of its

Subsidiaries sponsors such plans, Parent or the applicable Subsidiary has reserved the right to amend, terminate or modify at any time each Parent Benefit Plan that provides retiree or post-employment disability, life insurance or other welfare benefits to any person.

(h) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby could, either alone or in conjunction with any other event, (i) entitle any current or former employee, director, officer or individual independent contractor of Parent or any of its Subsidiaries (collectively, the “Parent Related Persons”) to severance pay or any material increase in severance pay, (ii) accelerate the time of payment or vesting, or materially increase the amount of compensation due to any Parent Related Person, (iii) directly or indirectly cause Parent to transfer or set aside any assets to fund any material benefits under any Parent Benefit Plan, or (iv) otherwise give rise to any material liability under any Parent Benefit Plan.

(i) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement could, either alone or in combination with another event, result in the payment of any amount that could, individually or in combination with any other such payment, constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code.

(j) Neither Parent nor any of its Subsidiaries has any obligation to provide, and no Parent Benefit Plan or other agreement provides any individual with the right to, a gross-up, indemnification, reimbursement or other payment for any excise or additional taxes, interest or penalties incurred pursuant to Section 409A or Section 4999 of the Code.

(k) Except as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Parent, each Parent Benefit Plan maintained primarily for the benefit of employees outside of the United States (“Non-U.S. Parent Benefit Plan”) (i) that is intended to qualify for special tax treatment, has met all requirements for such tax treatment, (ii) if intended to be funded and/or book-reserved is fully funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions and does not have unfunded liabilities or liabilities that could reasonably be imposed upon the assets of Parent or any of its Subsidiaries by reason of such Non-U.S. Parent Benefit Plan, (iii) is in compliance with its terms and all applicable Laws, and (iv) if intended or required to be qualified, approved or registered with a Governmental Entity, is and has been so qualified, approved or registered and nothing has occurred that would reasonably be expected to result in the loss of such qualification, approval or registration, as applicable.

(l) Section 4.11(l) of the Parent Disclosure Schedule sets forth an accurate and complete list as of the date hereof of any collective bargaining agreement or other agreement with a labor union, works council or like organization that Parent or any of its Subsidiaries is a party to or otherwise bound by (collectively, the “Parent Labor Agreements”), and, as of the date hereof, to the knowledge of Parent, there are no material activities or proceedings by any individual or group of individuals, including representatives of any labor organizations or labor unions, to organize any employees of Parent or any of its Subsidiaries. The execution and delivery of this Agreement, stockholder or other approval of this Agreement and the consummation of the transactions contemplated by this Agreement, either alone or in combination with another event, will not entitle any third party (including any labor organization or Governmental Entity) to any payments under any of the Parent Labor Agreements. Parent and its Subsidiaries are in compliance in all material respects with their obligations pursuant to all notification and bargaining obligations arising under any Parent Labor Agreements.

(m) Except as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Parent, each of Parent and its Subsidiaries is in compliance with all applicable Laws respecting labor, employment and employment practices, terms and conditions of employment, discrimination, harassment, wages and hours, and occupational safety and health. To the knowledge of Parent, in the last six (6) years, (i) no allegations of sexual harassment have been made against any Parent Related Persons who is a “named executive officer” in Parent’s most recent filing with the SEC that required disclosure pursuant to Rule 402(c) of Regulation S-K, and (ii) Parent and its Subsidiaries have not entered into any settlement agreements related to allegations of sexual harassment or misconduct by such Parent Related Persons.

4.12 Compliance with Applicable Law.

(a) (i) Parent and each of its Subsidiaries hold, and have at all times since January 1, 2016, held, all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), and (ii) to the knowledge of Parent, no suspension or cancellation of any such necessary license, franchise, permit or authorization is threatened by any Governmental Entity, in each case of the foregoing clauses (i) and (ii), except where neither the failure to hold, nor the burden of obtaining and holding, such license, franchise, permit or authorization (nor the failure to pay any fees or assessments) would, either individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on Parent.

(b) Except as would not reasonably be likely to be, either individually or in the aggregate, material to Parent and its Subsidiaries, taken as a whole, Parent and each of the Parent Subsidiaries have since January 1, 2016 (i) complied with and are not in default or violation under any applicable Laws or binding policy and/or guideline of any Governmental Entity relating to Parent or any of the Parent Subsidiaries, including all Data Protection Laws, (ii) been conducting operations at all times in compliance with applicable financial recordkeeping and reporting requirements of all money laundering Laws administered or enforced by any Governmental Entity in jurisdictions where Parent and the Parent Subsidiaries conduct business, and (iii) established and maintained a system of internal controls designed to ensure compliance by Parent and the Parent Subsidiaries with applicable financial recordkeeping and reporting requirements of all money laundering Laws administered or enforced by any Governmental Entity in jurisdictions where Parent and the Parent Subsidiaries conduct business.

(c) Parent maintains a written information privacy and security program that maintains reasonable measures to protect the privacy, confidentiality and security of all Personal Data against any Security Breach. Parent has not experienced any Security Breach that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent. There are no data security or other technological vulnerabilities with respect to its information technology systems or networks that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Parent.

(d) Except where the actions would not reasonably be likely to be, either individually or in the aggregate, material to Parent and its Subsidiaries, taken as a whole, since January 1, 2016, none of Parent, or its Subsidiaries, or any director, officer, employee, agent or other person acting on behalf of Parent or any of the Parent Subsidiaries has, directly or indirectly, (i) used any funds of Parent or any of the Parent Subsidiaries for unlawful contributions, unlawful gifts or unlawful entertainment, (ii) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of Parent or any of the Parent Subsidiaries, (iii) violated the FCPA or any similar anti-bribery, anti-corruption or anti-money laundering Laws in any jurisdiction, (iv) established or maintained any unlawful fund of monies or other assets of Parent or any of the Parent Subsidiaries in violation of the FCPA, (v) made any fraudulent entry on the books or records of Parent or any of the Parent Subsidiaries in violation of the FCPA, or (vi) made any unlawful payment, unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business, to obtain special concessions for Parent or any of the Parent Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for Parent or any of the Parent Subsidiaries, or is currently subject to any comprehensive sanctions administered by OFAC.

(e) Except where the actions would not reasonably be likely to be, either individually or in the aggregate, material to Parent and its Subsidiaries, taken as a whole, neither Parent nor any of its Subsidiaries has, since January 1, 2016, received any written notices of any material Action regarding any Processing Matter with respect to Parent or its Subsidiaries in the conduct of its business from any Governmental Entity, NACHA or any Network directly or indirectly involved or associated with or implicated or utilized by Parent or any of its Subsidiaries.

(f) Except where it would not reasonably be likely to be, either individually or in the aggregate, material to the Parent and its Subsidiaries, taken as a whole, Parent and its Subsidiaries have, since January 1, 2016, complied with and are not in default or violation under (i) any applicable bylaws, operating rules, regulations and requirements of NACHA and any applicable Networks, in each case, which are either binding on Parent or its Subsidiaries or with which Parent or its Subsidiaries complies pursuant to contractual requirements and (ii) the PCI-DSS, as may be revised from time to time, in each case of the foregoing clauses (i) and (ii), with respect to Processing Matters.

4.13 Certain Contracts.

(a) Except as set forth in Section 4.13(a) of the Parent Disclosure Schedule and excluding any Parent Benefit Plan, as of the date hereof, neither Parent nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral):

(i) that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC),

(ii) that contains a non-compete or client or customer non-solicit requirement, in any case, that restricts in any material respect the conduct of any line of business by Parent or any of its Subsidiaries,

(iii) that provides for the incurrence of indebtedness for borrowed money of Parent or any of its Subsidiaries or the guaranty of indebtedness for borrowed money of third parties, in each case, in an aggregate principal amount in excess of $10,000,000 (other than securities sold under agreement to repurchase, in each case, incurred in the ordinary course of business consistent with past practices),

(iv) that grants any right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of Parent or its Subsidiaries,

(v) that is material and obligates Parent or any of its Subsidiaries to conduct business with any third party on a preferential or exclusive basis or that contains “most favored nation” or similar covenants,

(vi) other than entered into in the ordinary course of business consistent with past practices, that relates to the acquisition or disposition of any assets or any business of Parent or any of its Subsidiaries with a purchase price in excess of $50,000,000 (whether by merger, sale of stock, sale of assets or otherwise) since January 1, 2016,

(vii) that is a settlement, consent or similar agreement and contains any material continuing obligations of Parent or any of its Subsidiaries,

(viii) that limits in any material respect the payment of dividends by Parent or any of its Subsidiaries,

(ix) that is a material interest rate swap, cap, floor or option agreement, a futures or forward contract or relates to any other material interest rate, currency, commodity or other hedging or derivative transaction or risk management arrangement, or

(x) that is a contract pursuant to which Parent or any of its Subsidiaries receives from any third party a license or similar right under any Intellectual Property Rights that are material to the business of Parent and its Subsidiaries, taken as a whole, other than licenses with respect to software that is generally commercially available.

Each contract, arrangement, commitment or understanding of the type described in this Section 4.13(a) in existence as of the date hereof (excluding any Parent Benefit Plan), whether or not set forth in the Parent Disclosure Schedule, is referred to herein as a “Parent Contract” (provided that, for purposes of Section 4.13(b), the term “Parent Contract” will include any of the above entered into after the date hereof that would have been a Parent Contract if it had been in existence as of the date hereof).

(b) In each case, except as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Parent, (i) each Parent Contract is, assuming due authorization, execution and delivery by the third-party counterparties thereto, valid and binding on Parent or one of its Subsidiaries, as applicable (except as limited by the Enforceability Exceptions) and in full force and effect (unless such Parent Contract expires in accordance with its terms after the date of this Agreement or is terminated after the date of this Agreement in accordance with its terms and Section 5.3), (ii) each of Parent and its Subsidiaries has performed all obligations required to be performed by it prior to the date hereof under each Parent Contract, (iii) to the knowledge of Parent, each third-party counterparty to each Parent Contract has performed all obligations required to be performed by it to date under such Parent Contract, (iv) no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a default on the part of Parent or any of its Subsidiaries under any such Parent Contract, and (v) neither Parent nor any of its Subsidiaries knows of, or has received written notice of, any violation of any Parent Contract by any of the other parties thereto. Parent has made available to the Company prior to the date hereof true, correct and complete copies of each Parent Contract in existence as of the date hereof.

4.14 Agreements with Regulatory Agencies. Other than any order, enforcement action, consent agreement, memorandum of understanding or similar written agreement providing for a civil money penalty or settlement not in excess of $500,000, neither Parent nor any of its Subsidiaries is subject to any cease-and-desist or other similar order or enforcement action issued by, or is a party to any consent agreement or memorandum of understanding or other similar written agreement with, any Regulatory Agency or other Governmental Entity or has been, since January 1, 2016, ordered to pay any civil money penalty by any Regulatory Agency or other Governmental Entity. Since January 1, 2016, neither Parent nor any of its Subsidiaries has adopted any policies, procedures or board resolutions at the request of any Regulatory Agency or other Governmental Entity that (a) materially restricts the conduct of its business or that in any material manner relates to its ability to pay dividends, its credit or risk management policies, its management or its business or (b) would prevent or materially impair the ability of Parent to consummate the Merger and the transactions contemplated by this Agreement (each, whether or not set forth in the Parent Disclosure Schedule, a “Parent Regulatory Agreement”). Neither Parent nor any of its Subsidiaries has been advised in writing, or, to the knowledge of Parent, orally, since January 1, 2016, by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering, or requesting any Parent Regulatory Agreement.

4.15 Customers. Since January 1, 2018 through the date of this Agreement, Parent and the Parent Subsidiaries have not received any notice from any Parent Covered Customer that such Parent Covered Customer intends to discontinue or substantially reduce its relationship with Parent or any of its Subsidiaries, as applicable, or terminate or materially and adversely amend any existing material contract with Parent or any of its Subsidiaries, as applicable, or not to continue as a customer of Parent or any of its Subsidiaries, as applicable. As used in this Agreement, the term “Parent Covered Customer” means a customer of Parent or any of its Subsidiaries the revenue derived from which constituted one percent (1%) or more of the consolidated revenue of Parent during calendar year 2018.

4.16 Environmental Matters. Except as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Parent, Parent and its Subsidiaries are in compliance, and, since January 1, 2016, have complied, with all Environmental Laws. There are no Actions, private environmental investigations or remedial activities of any nature pending, or, to the knowledge of Parent, threatened, seeking to impose, or that would reasonably be likely to result in the imposition, on Parent or any of its Subsidiaries of any liability or obligation relating to any Environmental Law which is material to Parent and its Subsidiaries, taken as a whole. Except as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Parent, to the knowledge of Parent, there is no reasonable basis for any such Action that would impose any liability or obligation relating to any Environmental Law. Except as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Parent, no real property currently or formerly owned or operated by Parent or any of its Subsidiaries, nor, to the knowledge of Parent, any third-party site, has been contaminated with any Hazardous Substance in a manner that would reasonably be likely to require remediation or other action or result in any liability pursuant to any Environmental Law on the part of Parent or any of its Subsidiaries. Parent is not subject to any agreement, order, judgment, decree, letter agreement or memorandum of agreement by or with any court, governmental authority, regulatory agency or third party imposing any liability or obligation with respect to any Environmental Law which is material to Parent and its Subsidiaries, taken as a whole.

4.17 Real Property. Except as would not reasonably be likely, either individually or in the aggregate, to have a Material Adverse Effect on Parent, Parent or one of its Subsidiaries, as applicable, (a) has good and marketable title to all real property reflected in the latest audited balance sheet included in the Parent Reports as being owned by Parent or any of its Subsidiaries or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business) (the “Parent Owned Properties”), free and clear of all Liens, except for Permitted Encumbrances, and (b) is the lessee of all leasehold estates reflected in the latest audited financial statements included in such Parent Reports or acquired after the date thereof (except for leases that have expired by their terms since the date thereof) (the “Parent Leased Properties” and, collectively with the Parent Owned Properties, the “Parent Real Property”), free and clear of all Liens of any nature whatsoever, except for Permitted Encumbrances, and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to the knowledge of Parent, the lessor. There are no pending, or, to the knowledge of Parent, threatened, condemnation proceedings against the Parent Real Property, except as would not reasonably be likely, either individually or in the aggregate, to have a Material Adverse Effect on Parent.

4.18 Intellectual Property; Data Privacy and Technology; Information Security.

(a) As of the date of this Agreement, Parent and each of its Subsidiaries owns (in each case, free and clear of any material Liens other than any Permitted Encumbrances) or otherwise has sufficient right to use Intellectual Property Rights used by Parent or such Subsidiaries, as applicable, in the conduct of its business as currently conducted, and all such rights shall survive the consummation of the transactions contemplated by this Agreement unchanged, in each case, except as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Parent (provided that the foregoing shall not be read as a representation on non-infringement).

(b) Except as would not reasonably be likely, either individually or in the aggregate, to have a Material Adverse Effect on Parent, all Intellectual Property Rights owned by Parent or any of its Subsidiaries and registered with, issued by, or the subject of a pending application (whether for registration or issuance) with, any Governmental Entity (“Parent Registered IP”) are subsisting and, to the knowledge of Parent, other than with respect to applications, valid and enforceable, and none of the Parent Registered IP is subject to any outstanding order, judgment or decree (other than routine office actions) adversely affecting Parent’s or its Subsidiaries’ ownership or use of, or rights in or to, any such Parent Registered IP.

(c) Except as would not reasonably be likely, either individually or in the aggregate, to have a Material Adverse Effect on Parent, Parent and its Subsidiaries, and the conduct of Parent’s and its Subsidiaries’ businesses, including the development, manufacture, use, sale, commercialization or provision of Parent’s and its Subsidiaries’ products and services do not and have not infringed, misappropriated or otherwise violated within the past three (3) years the Intellectual Property Rights of any person. To the knowledge of Parent, except as would not reasonably be likely, either individually or in the aggregate, to have a Material Adverse Effect on Parent, no person is infringing, misappropriating or otherwise violating any Intellectual Property Rights owned by Parent or any of its Subsidiaries.

(d) As of the date of this Agreement, neither Parent nor any of its Subsidiaries has received any written claims that are still pending (i) alleging that Parent or any of its Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property Rights of any person, whether directly or indirectly or (ii) contesting or challenging the use, validity, enforceability or ownership of any Intellectual Property Rights owned or purported to be owned by Parent or any of its Subsidiaries, in each case, other than any such claim that, if determined adversely, would not reasonably be likely, either individually or in the aggregate, to have a Material Adverse Effect on Parent.

(e) Except as would not reasonably be likely, either individually or in the aggregate, to have a Material Adverse Effect on Parent, neither Parent nor any Subsidiary uses or distributes any software licensed under an “open source,” “copyleft,” “public source” or similar license in a manner that would require Parent or such Subsidiary (i) to disclose or make available any source code for its proprietary software to a third party or (ii) to limit Parent’s or such Subsidiary’s ability to seek full compensation in connection with the marketing, licensing or distribution of any of its proprietary software.

(f) As of the date of this Agreement, except as would not reasonably be likely, either individually or in the aggregate, to result in liability that is material to Parent and its Subsidiaries, taken as a whole, Parent and its Subsidiaries are in compliance with all of its and their Data Protection Requirements, including with respect to the collection, storage, transmission, transfer (including cross-border transfers), disclosure and use of Personal Data. Parent and its Subsidiaries have used commercially reasonable measures, consistent with accepted industry practices designed to ensure the confidentiality, privacy and security of Sensitive Data.

(g) During the three (3) year period prior to the date of this Agreement, to the knowledge of Parent, no third party has gained unauthorized access to or misused any Sensitive Data or any IT Assets used in the operation of the businesses of Parent or any of its Subsidiaries, in each case, in a manner that has resulted or is reasonably likely to result in either (i) liability, cost or disruption to the business of Parent and its Subsidiaries that would be, individually or in the aggregate, material to Parent and its Subsidiaries, taken as a whole, or (ii) a duty to notify any person except as would not reasonably be likely, individually or in the aggregate, to result in liability which is material to Parent and its Subsidiaries, taken as a whole. Except as would not reasonably be likely, either individually or in the aggregate, to result in a liability that is material to Parent and its Subsidiaries, taken as a whole, Parent and its Subsidiaries have taken commercially reasonable steps and implemented commercially reasonable safeguards, consistent with accepted industry practices and Data Protection Requirements, designed to protect their products, services and IT Assets from unauthorized access and free from any Malicious Code. As of the date of this Agreement, except as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Parent, the IT Assets used by Parent or any of its Subsidiaries (i) are free from Malicious Code and (ii) have not, within the three (3) years prior to the date of this Agreement, experienced any material failure or malfunction.

4.19 Related Party Transactions. As of the date hereof, there are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any proposed transactions or series of related transactions, between Parent or any of its Subsidiaries, on the one hand, and any current director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of Parent or any of its Subsidiaries or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) five percent (5%) or more of the outstanding Parent Common Stock (or any of such person’s immediate family members or affiliates) (other than Subsidiaries of Parent), on the other hand, of the type required to be reported in any Parent Report pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act (each such agreement, arrangement or understanding, a “Parent Related Party Contract”).

4.20 State Takeover Laws. The Parent Board has approved this Agreement and the transactions contemplated hereby and has taken all other necessary corporate actions as required to render inapplicable any applicable provisions of any Takeover Statutes or any similar takeover-related provision in the Parent Articles or the Parent Bylaws to the shares of Parent Common Stock issued pursuant to the Parent Share Issuance or otherwise or that would prohibit or restrict the ability of Parent or Merger Sub to issue the shares of Parent Common Stock pursuant to the Parent Share Issuance or otherwise perform under any of the Transaction Agreements to which Parent or Merger Sub is a party or the ability of Parent or Merger Sub to consummate the transactions contemplated thereby or subject the Company or its stockholders to any impediment or condition in connection with the consummation of the transactions contemplated thereby.

4.21 Reorganization. After due inquiry and investigation (and consultations with legal counsel and accountants to the extent deemed necessary), Parent represents that it has not taken any action nor, to the knowledge of Parent, is there any fact or circumstance that would reasonably be likely to prevent the Merger or any Alternative Transaction from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

4.22 Opinion. Prior to the execution of this Agreement, the Parent Board has received separate opinions (which, if initially rendered orally, have been or will be confirmed by written opinions), dated as of the date of this Agreement, from each of Centerview Partners LLC and Goldman Sachs & Co. LLC to the effect that, as of the date of this Agreement and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations set forth therein, the Merger Consideration to be paid by Parent for each share of Company Class A Common Stock pursuant to this Agreement is fair from a financial point of view to Parent. Such opinions have not been amended or rescinded in any material respect by Centerview Partners LLC or Goldman Sachs & Co. LLC, respectively, as of the date of this Agreement.

4.23 Parent Information. The information relating to Parent and its Subsidiaries that is provided by Parent or its representatives for inclusion in (a) the Joint Statement on the date it (or any amendment or supplement thereto) is first mailed to holders of Company Common Stock and the holders of Parent Common Stock, (b) the S-4, when it or any amendment thereto becomes effective under the Securities Act, (c) the documents and financial statements of Parent incorporated by reference in the Joint Statement, the S-4 or any amendment or supplement thereto or (d) any other document filed with any other Regulatory Agency in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The portions of the Joint Statement relating to Parent and its Subsidiaries and other portions within the reasonable control of Parent and its Subsidiaries will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. If a Prospectus is required under the Prospectus Rules, the information relating to Parent and its Subsidiaries that is provided by Parent or its representatives for inclusion in the Prospectus (or any amendment or supplement thereto) on the date thereof will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The portions of the Prospectus, if any, relating to Parent and its Subsidiaries and other portions within the reasonable control of Parent and its Subsidiaries will comply in all material respects with the provisions of the Prospectus Rules. Notwithstanding the foregoing, no representation or warranty is made by Parent with respect to statements made or incorporated by reference therein based on information provided or supplied by or on behalf of the Company or its Subsidiaries for inclusion in the Joint Statement, the S-4 or the Prospectus (if applicable).

4.24 Insurance. Except as would not reasonably be likely, either individually or in the aggregate, to have a Material Adverse Effect on Parent, (a) Parent and its Subsidiaries are insured with insurers against such risks and in such amounts as the management of Parent reasonably has determined to be prudent and consistent with industry practice, and neither Parent nor any of its Subsidiaries has received notice to the effect that any of them are in default under any material insurance policy, (b) each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of Parent and its Subsidiaries, Parent or the relevant Subsidiary thereof is the sole beneficiary of such policies, (c) all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion and (d) there is no claim for coverage by Parent or any of its Subsidiaries pending under any insurance policy as to which coverage has been questioned, denied or disputed by the underwriters of such insurance policy.

4.25 Sufficient Funds.

(a) Parent has delivered to the Company true and complete copies of (i) a fully executed debt commitment letter, dated as of the date of this Agreement and (ii) the fully executed fee letter referenced therein, relating to fees with respect to the Financing contemplated by the commitment letter (the commitment letter, together with such fee letter, including all exhibits, supplements, schedules and annexes thereto, as amended, replaced, supplemented, modified or waived from time to time after the date hereof in compliance with

Section 6.14(a), collectively, the “Commitment Letter”), by and among Parent and the Financing Sources specified therein (with only fee amounts and other economic terms, and the rates and amounts included in the “flex” provisions, redacted in a customary manner for transactions of this nature, none of which redacted provisions would reasonably be expected to adversely affect the conditionality, availability, enforceability, termination or amount of the Financing). Pursuant to the Commitment Letter, and subject to the terms and conditions thereof, the Financing Sources party thereto have committed to provide Parent with the amounts set forth in the Commitment Letter for the purposes set forth therein (the debt financing contemplated in the Commitment Letter, together with, unless the context otherwise requires, any replacement financing, including any bank financing or debt securities issued in lieu thereof, the “Financing”). As of the date of this Agreement, the Commitment Letter is in full force and effect and has not been withdrawn, rescinded or terminated, or otherwise amended or modified in any respect and no amendment, supplement or modification that would not be permitted by Section 6.14(a) is contemplated, and the Commitment Letter, in the form so delivered, constitutes the legal, valid and binding obligation of, and is enforceable against, Parent and, to the knowledge of Parent, each of the other parties thereto, subject, in each case, to the Enforceability Exceptions.

(b) As of the date of this Agreement, Parent is not and, to the knowledge of Parent, no Financing Source is, in default in the performance, observation or fulfillment of any obligation, covenant or condition contained in the Commitment Letter and no event has occurred or circumstance exists which, with or without notice, lapse of time or both, would reasonably be expected to (i) constitute a default or breach by Parent or, to the knowledge of Parent, any other party thereto, of the Commitment Letter, (ii) constitute or result in a failure to satisfy a condition precedent set forth in the Commitment Letter, or (iii) subject to the satisfaction of the conditions in Article VII (other than the conditions set forth in Sections 7.3(a) and 7.3(b) and those conditions that by their nature can only be satisfied at the Closing, but subject to the satisfaction or waiver thereof), otherwise result in any portion of the Financing being unavailable on the Closing Date. As of the date of this Agreement, no Financing Source party to the Commitment Letter has notified Parent of its termination or repudiation (or intent to terminate or repudiate) any of the commitments under such Commitment Letter or intent not to provide the Financing. Assuming (1) the truth and accuracy of the Company’s representations and warranties set forth in Article III and compliance by the Company with its obligations hereunder, and (2) the satisfaction of the conditions in Article VII (other than the conditions set forth in Sections 7.3(a) and 7.3(b) and those conditions that by their nature can only be satisfied at the Closing, but subject to the satisfaction or waiver thereof), Parent has no reason to believe that any of the conditions to the funding of the Financing contemplated by the Commitment Letter and contained in the Commitment Letter will fail to be satisfied on the Closing Date or that the full amounts committed pursuant to the Commitment Letter will not be available to be funded on the Closing Date.

(c) Parent has fully paid (or caused to be paid) any and all commitment fees or other fees required by the Commitment Letter to be paid on or before the date of this Agreement. Assuming (i) the funding of the full amount of the Financing in accordance with and subject to the satisfaction of the conditions in the Commitment Letter (it being understood and agreed that nothing in this clause (i) shall be construed to limit clause (d) of this Section 4.25), (ii) the truth and accuracy of the Company’s representations and warranties set forth in Article III and compliance by the Company with its obligations hereunder and (iii) the satisfaction of the conditions in Article VII (other than the conditions set forth in Sections 7.3(a) and 7.3(b) and those conditions that by their nature can only be satisfied at the Closing, but subject to the satisfaction or waiver thereof), Parent and Merger Sub will have funds available to them at the Effective Time in an amount sufficient, when taken together with cash or cash equivalents held by Parent and the Company on the Closing Date and the other sources of funds available to Parent on the Closing Date, to refinance in full all amounts outstanding under the Existing Credit Agreement, to pay the Cash Consideration, to pay cash in lieu of fractional shares in accordance with Section 2.2 and to pay the fees and expenses relating to the Merger and the Financing (collectively, the “Required Amount”). The only conditions precedent related to the obligations of the Financing Sources party to the Commitment Letter to fund the full amount of the Financing contemplated by the Commitment Letter are expressly set forth in the Commitment Letter as in effect on the date hereof. As of the date of this Agreement, there are no side letters or other agreements, contracts, arrangements or understandings, whether written or oral, entered into by Parent, Merger Sub or any of their affiliates relating to the Financing other than as set forth or contemplated in the

Commitment Letter and customary engagement letters and fee credit letters with respect to the Financing (which engagement letters and fee credit letters do not contain any conditions precedent to the funding of the Financing or any other provisions that would cause the Financing to not be available to Parent on a timely basis at the Closing).

(d) Parent acknowledges and agrees that its obligations under this Agreement are not subject to any conditions regarding Parent’s, Merger Sub’s or any of their respective affiliates’ or any other person’s ability to obtain financing for the consummation of the transactions contemplated hereby.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1 Conduct of Business Prior to the Effective Time. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except (a) as expressly contemplated or permitted by this Agreement (including Sections 6.1, 6.3, 6.9 and 6.15 and as set forth in Section 5.1 of the Company Disclosure Schedule), (b) as required by applicable Law or required or requested by a Governmental Entity, or (c) in the case of the following clauses (i) and (ii), in relation to the Company and its Subsidiaries, as consented to in writing by Parent, or, in the case of the following clauses (i) and (ii), in relation to Parent and its Subsidiaries, as consented to in writing by the Company (in each case, such consent not to be unreasonably withheld, conditioned or delayed), each of the Company and Parent shall, and each shall cause its Subsidiaries to, (i) conduct its business in the ordinary course consistent with past practice and (ii) to the extent consistent with the foregoing clause (i), use reasonable best efforts to maintain and preserve intact its business organization and advantageous and material business relationships, except that no action or failure to take action by the Company or its Subsidiaries or Parent or its Subsidiaries with respect to matters specifically addressed by any provision of Section 5.2 (in the case of the Company or its Subsidiaries) or Section 5.3 (in the case of Parent or its Subsidiaries) shall be deemed a breach of the foregoing unless such action or failure to take action would constitute a breach of such provision of Section 5.2 (in the case of the Company or its Subsidiaries) or Section 5.3 (in the case of Parent or its Subsidiaries).

5.2 Company Forbearances. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except (x) as set forth in the Company Disclosure Schedule, (y) as expressly contemplated or permitted by this Agreement or (z) as required by applicable Law or required or requested by a Governmental Entity, the Company shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Parent (such consent not to be unreasonably withheld, delayed or conditioned):

(a) incur any indebtedness for borrowed money, other than (i) intercompany indebtedness, (ii) borrowings under any revolving credit facility or commercial paper program existing on the date of this Agreement up to the amount committed thereunder on the date of this Agreement (or any amendment or replacement thereof, in each case, so long as the amount of borrowings under such amended or replaced facility or program is not greater than the committed amount of such facility or program on the date of this Agreement) and (iii) any indebtedness incurred to refinance, roll over, replace or renew any indebtedness described in the immediately preceding clause (ii), so long as, in each case of this clause (iii), the principal amount of such refinancing, roll-over, replacement or renewed indebtedness is not greater than the principal amount of the indebtedness being refinanced, rolled over, replaced or renewed (plus accrued interest, and a reasonable amount of fees and expenses incurred in connection with such refinancing), and such new indebtedness does not limit or require the payment of any premium or penalty for the prepayment thereof;

(b) (i) adjust, split, combine or reclassify any capital stock of the Company or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock;

(ii) make, declare or pay any dividend on its capital stock, or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock, except for (A) dividends paid by any of the Subsidiaries of the Company to the Company or any of its wholly owned Subsidiaries or (B) the acceptance of shares of Company Common Stock as payment for the exercise price of Company Stock Options or for withholding taxes incurred in connection with the exercise of Company Stock Options or the vesting or settlement of Company Equity Awards and dividend equivalents thereon, if any;

(iii) grant any Company Equity Awards or other equity-based awards or interests, or grant any individual, corporation or other entity any right to acquire any shares of its capital stock, in each case, other than such grants that would not require the consent of Parent under Section 5.2(h); or

(iv) issue, deliver, sell or otherwise permit to become outstanding any additional shares of capital stock or securities convertible or exchangeable into, or exercisable for, any shares of its capital stock or any options, warrants or other rights of any kind to acquire any shares of capital stock, in each case, except for the issuance of shares upon the exercise of Company Stock Options, the vesting or settlement of Company Equity Awards (and dividend equivalents thereon, if any), the issuance of Company Class A Common Stock under the Company ESPP (or the replacement plan thereof) in accordance with the terms of such plan as in effect as of the date hereof and consistent with past practice;

(c) sell, transfer, mortgage, encumber, subject to a Lien (other than a Permitted Encumbrance) or otherwise dispose of any of its properties or assets, except (i) as provided in Section 5.2(c) of the Company Disclosure Schedule, (ii) properties or assets associated with discontinued operations, or (iii) to the extent that such sales, transfers, mortgages, encumbrances, properties or assets that become subject to a Lien or dispositions would not exceed $15,000,000 individually or $30,000,000 in the aggregate;

(d) transfer, sell, lease, license (other than licenses granted in the ordinary course of business consistent with past practice), subject to a Lien (other than a Permitted Encumbrance), divest, cancel, abandon, dedicate to the public or allow to lapse or expire or otherwise dispose of any material Intellectual Property Rights owned by the Company or any of its Subsidiaries;

(e) acquire any assets or make any investment, either by purchase of stock or securities, contributions to capital, property transfers or purchase of any property or assets of any other individual, corporation or other entity, except (i) as provided in Section 5.2(e) of the Company Disclosure Schedule, (ii) for acquisitions or investments in connection with ordinary course purchases in connection with normal day-to-day business operations consistent with past practices, (iii) capital expenditures incurred in the ordinary course consistent with past practices, (iv) acquisitions of assets from, or investments in, any of the Subsidiaries of the Company or (v) to the extent that such acquisitions or investments would not exceed $15,000,000 individually or $30,000,000 in the aggregate;

(f) (i) terminate, materially and adversely amend, or waive any material provision of, any Company Contract, in each case, other than terminations, amendments and waivers in the ordinary course of business consistent with past practices, (ii) enter into any contract that would constitute a Company Contract under clause (ii), clause (iv) or clause (v) of the definition thereof if it were in effect on the date of this Agreement, or (iii) terminate, modify, amend or waive any provision under the Exchange Agreement;

(g) enter into any agreement, arrangement or understanding that would constitute a Company Related Party Contract;

(h) except as required by the terms of any Company Benefit Plan or any Company Labor Agreement as in effect on the date hereof, (i) materially increase or change the compensation or benefits payable to any Company Related Person (including through changes in actuarial or other assumptions, loan forgiveness or otherwise), other than in the ordinary course of business consistent with past practices or as required by applicable Law, (ii) grant any new long-term incentives or equity-based awards, or amend or modify the terms of any such outstanding awards, (iii) grant any transaction or retention bonuses, (iv) pay annual bonuses, other than for completed periods based on actual performance through the end of the applicable performance period, (v) increase or change the severance terms applicable to any Company Related Person, or (vi) become a party to, establish, adopt, amend, commence participation in or terminate any Company Benefit Plan or any arrangement that would have been a Company Benefit Plan had it been entered into prior to this Agreement other than solely with respect to this clause (vi), (x) any such amendment that does not materially increase the cost to the Company or its applicable Subsidiaries of maintaining such Company Benefit Plan or (y) renewing the term of any Company Benefit Plan (including, in the case of Company Benefit Plans that are health and welfare plans, renewing or entering into replacement insurance contracts underlying or used in connection with such Company Benefit Plans) in the ordinary course of business consistent with past practices, with such changes that do not substantially increase the cost of providing benefits thereunder to the Company and its applicable Subsidiaries;

(i) enter (or commit to enter) into, modify, amend, terminate or extend any collective bargaining agreement or any other labor-related agreements or arrangements with any labor union, labor organization or works council, other than (i) extensions in the ordinary course of business consistent with past practice or (ii) as required by any Company Labor Agreement;

(j) settle any Action, except in an amount and for consideration, in respect of any Action or series of related Actions, not in excess of $25,000,000 individually or $75,000,000 in the aggregate and that would not impose any material restriction on the business of Parent or any of its Subsidiaries (including the Surviving Corporation) after the Closing;

(k) knowingly take any action or knowingly fail to take any action where such action or failure to act would reasonably be expected to prevent the Merger or, without limiting Section 6.18, any Alternative Transaction, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

(l) amend the Company Charter, the Company Bylaws or comparable governing documents of its “Significant Subsidiaries” (as such term is defined in Rule 1-02 of Regulation S-X promulgated under the Exchange Act);

(m) merge or consolidate itself or any of its Significant Subsidiaries with any other person, or restructure, reorganize or completely or partially liquidate or dissolve itself or any of its Significant Subsidiaries, in each case, except if such merger, consolidation, restructuring or reorganization is solely between or among Company Subsidiaries or is permitted under an exception set forth in Section 5.2(c) or 5.2(e);

(n) implement or adopt any material change in its accounting principles, practices or methods, other than as may be required by GAAP or IFRS;

(o) (i) enter into any new line of business outside its existing business other than any line of business that is reasonably ancillary to and a reasonably foreseeable extension of an existing line of business or (ii) discontinue any existing line of business, in each case of clauses (i) and (ii), to the extent that such entry or discontinuance would reasonably be likely to (A) have a material adverse impact on the Company and its Subsidiaries, taken as a whole, or (B) prevent or materially impair the ability of the Company to consummate the Merger and the transactions contemplated by this Agreement;

(p) (i) make, change or revoke any material Tax election, change an annual Tax accounting period, adopt or change any material Tax accounting method or file any material, amended Tax Return, in each case, other than in the ordinary course of business or (ii) enter into any material closing agreement with respect to Taxes, or settle any material Tax claim, audit, assessment or dispute or surrender any right to claim a refund of a material amount of Taxes, other than in the ordinary course of business; or

(q) agree to take, make any commitment to take, or adopt any resolutions of the Company Board or similar governing body in support of, any of the actions prohibited by this Section 5.2.

Other than Parent’s right to consent or withhold consent with respect to the foregoing matters, nothing contained in this Agreement shall give Parent or Merger Sub (or any of their respective affiliates), directly or indirectly, any right to control or direct the operation of the Company or its Subsidiaries prior to the Closing.

Subject to the foregoing sentence and consistent with the terms of this Agreement, prior to the Closing, the Company and its Subsidiaries shall exercise complete control and supervision of the operation of the Company and its Subsidiaries.

5.3 Parent Forbearances. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except (x) as set forth in the Parent Disclosure Schedule, (y) as expressly contemplated or permitted by this Agreement or (z) as required by applicable Law or required or requested by a Governmental Entity, Parent shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of the Company (such consent not to be unreasonably withheld, delayed or conditioned):

(a) incur any indebtedness for borrowed money, other than (i) in connection with the Financing, (ii) intercompany indebtedness, (iii) borrowings under any revolving credit facility or commercial paper program existing on the date of this Agreement up to the amount committed thereunder on the date of this Agreement (or any amendment or replacement thereof, in each case, so long as the amount of borrowings under such amended or replaced facility or program is not greater than the committed amount of such facility or program on the date of this Agreement) and (iv) any indebtedness incurred to refinance, roll over, replace or renew any indebtedness, so long as, in each case of this clause (iv), the principal amount of such refinancing, roll-over, replacement or renewed indebtedness is not greater than the principal amount of the indebtedness being refinanced, rolled over, replaced or renewed (plus accrued interest, and a reasonable amount of fees and expenses incurred in connection with such refinancing), and such new indebtedness does not limit or require the payment of any premium or penalty for the prepayment thereof;

(b) amend the Parent Articles or the Parent Bylaws in a manner that would materially and adversely affect holders of Company Common Stock, or adversely affect holders of Company Common Stock relative to other holders of Parent Common Stock;

(c) (i) adjust, split, combine or reclassify any capital stock of Parent; (ii) other than quarterly dividends paid by Parent consistent with past practice as to timing and amount, make, declare or pay any dividend on its capital stock, or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock, except for (A) dividends paid by any of the Subsidiaries of Parent to Parent or any of its wholly owned Subsidiaries or (B) the acceptance of shares of Parent Common Stock as payment for the exercise price of Parent Stock Options or for withholding taxes incurred in connection with the exercise of Parent Stock Options or the vesting or settlement of Parent Equity Awards and dividend equivalents thereon, if any; (iii) grant any Parent Equity Awards or other equity-based awards or interests, or grant any individual, corporation or other entity any right to acquire any shares of its capital stock (in each case, other than such grants that would not require the consent of the Company under Section 5.3(i)); or (iv) issue, deliver, sell or otherwise permit to become outstanding any additional shares of capital stock or securities convertible or exchangeable into, or exercisable for, any shares of its capital stock or any options, warrants or other rights of any kind to acquire any shares of capital stock, in each case, except for the issuance of shares upon the exercise of Parent Stock Options, the vesting or settlement of Parent Equity Awards (and dividend equivalents thereon, if any), the issuance of Parent Common Stock under the Parent ESPP (or the replacement plan thereof) in accordance with the terms of such plan as in effect as of the date hereof and consistent with past practice;

(d) sell, transfer, mortgage, encumber, subject to a Lien (other than a Permitted Encumbrance) or otherwise dispose of any of its properties or assets, except (i) as provided in Section 5.3(d) of the Parent Disclosure Schedule, (ii) properties or assets associated with discontinued operations, or (iii) to the extent that such sales, transfers, mortgages, encumbrances, properties or assets that become subject to a Lien or dispositions would not exceed $15,000,000 individually or $30,000,000 in the aggregate;

(e) transfer, sell, lease, license (other than licenses granted in the ordinary course of business consistent with past practice), subject to a Lien (other than a Permitted Encumbrance), divest, cancel, abandon, dedicate to the public or allow to lapse or expire or otherwise dispose of any material Intellectual Property Rights owned by Parent or any of its Subsidiaries;

(f) acquire any assets or make any investment, either by purchase of stock or securities, contributions to capital, property transfers or purchase of any property or assets of any other individual, corporation or other entity, except (i) as provided in Section 5.3(f) of the Parent Disclosure Schedule, (ii) for acquisitions or investments in connection with ordinary course purchases in connection with normal day-to-day business operations consistent with past practices, (iii) capital expenditures incurred in the ordinary course consistent with past practices, (iv) acquisitions of assets from, or investments in, any of the Subsidiaries of Parent or (v) to the extent that such acquisitions or investments would not exceed $15,000,000 individually or $30,000,000 in the aggregate;

(g) terminate, materially and adversely amend, or waive any material provision of, any Parent Contract, in each case, other than terminations, amendments and waivers in the ordinary course of business consistent with past practices;

(h) enter into any agreement, arrangement or understanding that would constitute a Parent Related Party Contract;

(i) except as required by the terms of any Parent Benefit Plan or any Parent Labor Agreement as in effect on the date hereof, (i) materially increase or change the compensation or benefits payable to any Parent Related Person (including through changes in actuarial or other assumptions, loan forgiveness or otherwise), other than in the ordinary course of business consistent with past practices or as required by applicable Law, (ii) grant any new long-term incentives or equity-based awards, or amend or modify the terms of any such outstanding awards, (iii) grant any transaction or retention bonuses, (iv) pay annual bonuses, other than for completed periods based on actual performance through the end of the applicable performance period, (v) increase or change the severance terms applicable to any Parent Related Person, or (vi) become a party to, establish, adopt, amend, commence participation in or terminate any Parent Benefit Plan or any arrangement that would have been a Parent Benefit Plan had it been entered into prior to this Agreement, other than solely with respect to this clause (vi), (x) any such amendment that does not materially increase the cost to Parent or its applicable Subsidiaries of maintaining such Parent Benefit Plan or (y) renewing the term of any Parent Benefit Plan (including, in the case of Parent Benefit Plans that are health and welfare plans, renewing or entering into replacement insurance contracts underlying or used in connection with such Parent Benefit Plans) in the ordinary course of business consistent with past practices, with such changes that do not substantially increase the cost of providing benefits thereunder to Parent and its applicable Subsidiaries;

(j) enter (or commit to enter) into, modify, amend, terminate or extend any collective bargaining agreement or any other labor-related agreements or arrangements with any labor union, labor organization or works council, other than (i) extensions in the ordinary course of business consistent with past practice or (ii) as required by any Parent Labor Agreement;

(k) settle any Action, except in an amount and for consideration, in respect of any Action or series of related Actions, not in excess of $25,000,000 individually or $75,000,000 in the aggregate and that would not impose any material restriction on the business of Parent or any of its Subsidiaries after the Closing;

(l) knowingly take any action or knowingly fail to take any action where such action or failure to act would reasonably be expected to prevent the Merger or, without limiting Section 6.18, any Alternative Transaction, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

(m) merge or consolidate itself or any of its Significant Subsidiaries with any other person, or restructure, reorganize or completely or partially liquidate or dissolve itself or any of its Significant Subsidiaries, in each case, except if such merger, consolidation, restructuring or reorganization is solely between or among Parent Subsidiaries or is permitted under an exception set forth in Section 5.3(d) or Section 5.3(f);

(n) implement or adopt any material change in its accounting principles, practices or methods, other than as may be required by GAAP or IFRS;

(o) (i) enter into any new line of business outside its existing business other than any line of business that is reasonably ancillary to and a reasonably foreseeable extension of an existing line of business or

(ii) discontinue any existing line of business, in each case of clauses (i) and (ii), to the extent that such entry or discontinuance would reasonably be likely to (A) have a material adverse impact on Parent and its Subsidiaries, taken as a whole, or (B) prevent or materially impair the ability of Parent to consummate the Merger and the transactions contemplated by this Agreement;

(p) (i) make, change or revoke any material Tax election, change an annual Tax accounting period, adopt or change any material Tax accounting method or file any material amended Tax Return, in each case, other than in the ordinary course of business or (ii) enter into any material closing agreement with respect to Taxes, or settle any material Tax claim, audit, assessment or dispute or surrender any right to claim a refund of a material amount of Taxes, other than in the ordinary course of business; or

(q) agree to take, make any commitment to take, or adopt any resolutions of the Parent Board or similar governing body in support of, any of the actions prohibited by this Section 5.3.

Other than the Company’s right to consent or withhold consent with respect to the foregoing matters, nothing contained in this Agreement shall give the Company (or any of its affiliates), directly or indirectly, any right to control or direct the operation of Parent or its Subsidiaries prior to the Closing. Subject to the foregoing sentence and consistent with the terms of this Agreement, prior to the Closing, Parent and its Subsidiaries shall exercise complete control and supervision of the operation of Parent and its Subsidiaries.

5.4 Merger Sub. Parent will take all actions necessary to (a) cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement and (b) ensure that, prior to the Effective Time, Merger Sub shall not conduct any business other than in connection with the transaction contemplated by this Agreement.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1 Regulatory Matters.

(a) Upon the terms and subject to the conditions set forth in this Agreement, each of Parent, Merger Sub and the Company shall use its reasonable best efforts to (i) take, or cause to be taken, all necessary actions, and do or cause to be done, all things necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement as promptly as practicable following the date hereof, (ii) make, or cause to be made, the registrations, declarations and filings (A) required under the HSR Act and (B) required or advisable under any other applicable antitrust or competition Laws of non-U.S. jurisdictions with respect to the transactions contemplated by this Agreement as promptly as reasonably practicable after the date of this Agreement (and, in the case of any filings required under the HSR Act, no later than ten (10) business days after the date of this Agreement, unless otherwise agreed by Parent and the Company), (iii) obtain, or cause to be obtained, from Governmental Entities all consents, approvals, authorizations, qualifications and orders set forth in Sections 7.1(f)(i)(B) and 7.1(f)(ii) of the Parent Disclosure Schedule (including the FCA Approval) or as are otherwise necessary for the consummation of the transactions contemplated by this Agreement or otherwise, in each case, as promptly as practicable, and (iv) seek to avoid or prevent the initiation of any Action by or before any Governmental Entity challenging this Agreement or the consummation of the transactions contemplated by this Agreement. Without limiting the generality of the foregoing and notwithstanding anything in this Agreement to the contrary, in furtherance of the parties’ reasonable best efforts, this Section 6.1 shall require Parent and its Subsidiaries and other affiliates and the Company and its Subsidiaries and other affiliates, as applicable, in order to obtain the Requisite Regulatory Approvals or any necessary approvals of any other Governmental Entity required for the transactions contemplated hereby or to avoid the consequences in Section 6.1(a)(iv) or otherwise in connection with the Requisite Regulatory Approvals required pursuant to any antitrust or competition law or the FCA Approval to (1) propose, negotiate or offer to effect, or consent or commit to, any sale, leasing, licensing, transfer, disposal, divestiture or other encumbrance, or holding separate, before the Effective Time, of any assets, licenses, operations, rights, product lines, businesses or interest therein (collectively, a “Divestiture”);

provided that no such Divestiture shall be required if such Divestiture is material to Parent and its Subsidiaries (including the Surviving Corporation), taken as a whole (after giving effect to the Merger), and (2) take or agree to take any other action, agree or consent to, make any concession in respect of, or permit or suffer to exist any condition or requirement setting forth, any limitations or restrictions on freedom of actions with respect to, or its ability to retain, or make changes in, any assets, licenses, operations, rights, product lines, businesses or interest therein (collectively, a “Remedy”); provided that no such Remedy shall be required if such Remedy is material to Parent and its Subsidiaries (including the Surviving Corporation), taken as a whole (after giving effect to the Merger); provided, however, that Parent can compel the Company to take any of the actions referred to above (or agree to take such actions) if such actions are only effective from and after the Effective Time. Notwithstanding the foregoing or anything to the contrary contained in this Agreement, Parent agrees and commits to litigate or participate in the litigation of any Action involving any Governmental Entity under the HSR Act or any other applicable antitrust or competition laws in order to: (1) oppose or defend against any Action by any such Governmental Entity to prevent or enjoin the consummation of the Merger; or (2) overturn any regulatory Action by any such Governmental Entity to prevent consummation of the Merger, including by defending any Action brought by any such Governmental Entity in order to avoid the entry of, or to have vacated, overturned, terminated or appealed any order that would otherwise have the effect of preventing or materially delaying the consummation of the Merger.

(b) In furtherance of and without limiting the foregoing, Parent agrees to: (i) make any required initial submissions, notifications and filings (A) required in order to procure the satisfaction of the FCA Approval as soon as practicable and in any event within 20 business days after the date hereof (unless otherwise agreed by Parent and the Company) and (B) required in order to procure the Dutch Central Bank Approval as soon as practicable, (ii) supply as soon as practicable any additional information and documentation that may be requested by the FCA in relation to the FCA Approval or (iii) subject to the last sentence of Section 6.1(a), use its reasonable best efforts to take, or cause to be taken, all other actions necessary to satisfy the FCA Approval as soon as practicable. As used herein, “Dutch Central Bank Approval” means a declaration of no objection pursuant to Section 3:95 of the Dutch Financial Supervision Act (Wet op het financieel toezicht) from the Dutch Central Bank (De Nederlandsche Bank) in respect of Parent’s acquisition of a qualifying holding (gekwalificeerde deelneming) in Worldpay B.V.

(c) If Parent or the Company or any of their respective Subsidiaries or affiliates receives a request for information or documentary material from any Governmental Entity with respect to this Agreement or any of the transactions contemplated hereby, then such party shall make, or cause to be made, as soon as reasonably practicable and after consultation with the other party (to the extent permitted under applicable Law), an appropriate response in compliance with such request. If Parent or the Company receives a formal request for additional information or documentary material from the Federal Trade Commission (“FTC”) or the Antitrust Division of the U.S. Department of Justice (“Antitrust Division”), then Parent and the Company will substantially comply with such formal request as soon as reasonably practicable. Parent shall consult with the Company in good faith prior to agreeing, directly or indirectly, to extend any waiting period under the HSR Act or other applicable Law or to any timing agreement with the FTC, the Antitrust Division or any other Governmental Entity.

(d) Parent and the Company shall promptly notify the other party of any communication it or any of its affiliates receives from any Governmental Entity relating to the matters that are the subject of this Agreement and, to the extent permitted under applicable Law, furnish the other party promptly with all communications received from any Governmental Entity and permit the other party to review in advance, and consider in good faith the other party’s comments to, any proposed communication, filing or submission by such party to any Governmental Entity. The parties will coordinate and reasonably cooperate with each other in exchanging information and providing reasonable assistance as the other party may reasonably request in writing in connection with the foregoing or in connection with any filing or submission to be made to any Governmental Entity; provided, however, that materials exchanged pursuant to this Section 6.1 may be redacted or withheld as necessary to address reasonable privilege or confidentiality concerns, and to remove references concerning the valuation of the Company’s or Parent’s consideration of the transactions contemplated by this Agreement or other competitively sensitive material; provided, further that the parties hereto may, as they deem advisable and necessary, designate any materials provided to the other pursuant to this Section 6.1 as “outside counsel only.” Such materials and the information contained therein shall be given only to outside counsel of the recipient and will not be disclosed by such outside counsel to employees, officers or directors of the recipient without the advance written consent of the party providing such materials. Parent and the Company shall (to the extent permitted under applicable Law) consult with the other party in advance of any meeting, discussion or teleconference with any Governmental Entity or, in connection with any proceeding by a private party, with any other person, and, to the extent not prohibited by the Governmental Entity or other person, give the other party the opportunity to attend and participate in such meetings, discussions and teleconferences. The parties shall discuss in advance the strategy and timing for obtaining any clearances required or advisable under any applicable Law in connection with this Agreement or the transactions contemplated by this Agreement; provided, however, that (i) Parent shall determine such strategy and timing for obtaining any clearances required or advisable under antitrust or competition Laws after considering in good faith all comments and advice of the Company (and its counsel) and (ii) Parent shall take the lead in all meetings and communications with any Governmental Entity in connection with obtaining such clearances required or advisable under antitrust or competition Laws.

(e) Parent shall not, and shall cause its Subsidiaries not to, and the Company shall not, and shall cause its Subsidiaries not to, acquire or agree to acquire, by merging with or into or consolidating with, or by purchasing a portion of the assets of or equity in, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets, or take any other action, if the entering into of a definitive agreement relating to, or the consummation of such acquisition, merger or consolidation, or the taking of any other action, would reasonably be expected to (i) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, any authorizations, consents, orders or declarations of any Governmental Entity necessary to consummate the transactions contemplated hereby or the expiration or termination of any applicable waiting period; (ii) increase the risk of any Governmental Entity, in any material respect, entering an order prohibiting the consummation of the transactions contemplated hereby; (iii) increase the risk, in any material respect, of not being able to remove any such order on appeal or otherwise; or (iv) prevent or materially delay the consummation of the transactions contemplated hereby.

(f) Parent and the Company shall promptly prepare and file with the SEC, the Joint Statement and Parent shall promptly prepare and file with the SEC the S-4, in which the Joint Statement will be included as a prospectus. Each of Parent and the Company shall use their reasonable best efforts to respond promptly to comments from the SEC and have the S-4 declared effective under the Securities Act as promptly as practicable after such filing and to keep the S-4 effective for so long as necessary to consummate the transactions contemplated by this Agreement, and Parent and the Company shall as promptly as practicable after such filing mail or deliver the Joint Statement to their respective shareholders and stockholders; provided that if a Prospectus is required, each of Parent and the Company shall mail or deliver the Joint Statement to its shareholders or stockholders, respectively, no sooner than the date on which the Prospectus is published in accordance with the Prospectus Rules. Each of Parent and the Company shall promptly notify the other party of the receipt of all comments from the SEC and of any request by the SEC for any amendment or supplement to the S-4 or the Joint Statement or for additional information and shall promptly provide to the other party copies of all correspondence between it or any of its Representatives and the SEC with respect to the S-4 or Joint Statement. Each of Parent and the Company will provide their respective legal counsel with a reasonable opportunity to review and comment on drafts of the Joint Statement, the S-4, responses to any comments from the SEC with respect thereto and other documents related to the Parent Meeting, the Company Meeting or the Parent Share Issuance, prior to filing such documents with the applicable Governmental Entity and mailing such documents to the shareholders of Parent and the stockholders of the Company. Each party will include in the Joint Statement, the S-4 and such other documents related to the Parent Meeting, the Company Meeting or the Parent Share Issuance in respect of the Merger all comments reasonably and promptly proposed by the other party or its legal counsel, and each agrees that all information relating to Parent and its Subsidiaries included in the Joint

Statement and the S-4 shall be in form and content satisfactory to Parent, acting reasonably, and all information relating to the Company and its Subsidiaries included in the Joint Statement and the S-4 shall be in form and content satisfactory to the Company, acting reasonably. Notwithstanding the foregoing, the provisions of this Section 6.1(f) shall not apply with respect to information relating to a Change in Parent Recommendation or a Change in Company Recommendation, as applicable. Each of Parent and the Company shall advise the other party, promptly after receipt of notice thereof, of the time of effectiveness of the S-4, the issuance of any stop order relating thereto or the suspension of the qualification of shares of Parent Common Stock for offering or sale in any jurisdiction, and each of Parent and the Company shall use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Parent shall also use its reasonable best efforts to take all action under applicable securities Laws, rules or regulations and to obtain all necessary state securities Law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement, and the Company shall furnish all information concerning the Company and the holders of the Company Common Stock as may be reasonably requested in connection with any such action.

(g) If a Prospectus is required under applicable Law, as soon as reasonably practicable following the date of this Agreement, Parent shall prepare and cause to be filed with the FCA for approval a draft copy of the Prospectus (together with any application to the FCA for passporting such Prospectus into any other required European Economic Area jurisdiction) and Parent shall cause the Prospectus to comply as to form and substance in all material respects with the requirements of applicable Laws. The Company shall furnish all information concerning itself, its affiliates and the stockholders of the Company to Parent and provide such other assistance as may be reasonably requested to determine whether the Prospectus is required under applicable Law (including any requirement to passport such Prospectus into other European Economic Area jurisdictions), and as otherwise may reasonably be required in respect of the preparation and approval of the Prospectus. Each of the Company and Parent shall use reasonable best efforts to obtain formal approval of the Prospectus (such date of approval of the Prospectus, the “Approval Date”), including by supplying all such information, executing all such documents and paying all such fees as may be reasonably necessary or required by the FCA for the purposes of obtaining such approval. If at any time prior to the Effective Time any information relating to Parent, the Company, or any of their respective affiliates, officers or directors should be discovered by Parent or the Company that should be set forth in an amendment of, or a supplement to, the Prospectus so that it would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other parties hereto, and the Company and Parent shall cooperate in the prompt filing with the FCA of any necessary amendment of, or supplement to, the Prospectus, and to the extent required by applicable Law, in disseminating the information contained in such amendment or supplement to the stockholders of the Company. Notwithstanding any other provision herein to the contrary, no amendment or supplement (including by incorporation by reference) to the Prospectus shall be made without the approval of both Parent and the Company, which approval shall not be unreasonably withheld, conditioned or delayed; provided that this approval right shall not apply with respect to information relating to a Change in Parent Recommendation or Change in Company Recommendation. Parent shall use its reasonable best efforts to cause the directors of Parent to publish the Prospectus, in accordance with applicable Laws and as promptly as practicable after the Approval Date. Parent shall advise the Company, promptly after it receives notice thereof, of (i) the time when the Prospectus has been approved by the FCA or any supplement or amendment has been filed or (ii) any comments, responses or requests from the FCA relating to drafts of the Prospectus or notification that the Prospectus is formally approved. Parent shall use its reasonable best efforts to respond as promptly as practicable to any comments from the FCA relating to drafts of the Prospectus. Notwithstanding the foregoing, prior to filing the Prospectus or responding to any comments of the FCA with respect thereto, Parent and the Company shall each cooperate and Parent shall provide the Company and its counsel with a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response) prior to filing with the FCA.

(h) Parent and the Company shall, upon request, subject to Section 6.1(d), furnish each other with all information concerning themselves, their affiliates, directors, officers, shareholders and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Joint Statement, the S-4, the

Prospectus or any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective affiliates to any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement.

(i) If at any time prior to the Effective Time, Parent or the Company obtains knowledge of any information relating to Parent or the Company, or any of their respective officers, directors or other affiliates, which should be set forth in an amendment or supplement to the Form S-4, the Joint Statement or the Prospectus, if any, so that any such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other party and, to the extent required by applicable Laws, an appropriate amendment or supplement describing such information shall be promptly filed with the SEC or the FCA, as applicable, and, to the extent required under applicable Law, disseminated to the shareholders of Parent or the Company.

(j) To the extent that, prior to the Closing, it becomes necessary or desirable for Parent to publish an approved prospectus in a jurisdiction within the European Economic Area other than the United Kingdom (a “Relevant Member State”) as a result of the United Kingdom’s withdrawal from the European Union, the parties will cooperate in good faith to make alternative arrangements pursuant to which Parent will arrange for an approved prospectus to be published in such Relevant Member State and arrange passporting into any other required European Economic Area jurisdiction. In this event, references to (i) a Prospectus in this Agreement shall be deemed to include a prospectus approved in such Relevant Member State, (ii) the FCA shall be deemed to include the national competent authority in such Relevant Member State and (iii) the Prospectus Rules shall be deemed to include any legislation related to the publication of an approved prospectus in such Relevant Member State (including, without limitation, Directive 2003/71/EC and Regulation (EU) 2017/1129 and any implementing domestic legislation in such Relevant Member State). For the avoidance of doubt, a requirement to publish an approved prospectus in a member state of the European Economic Area other than the United Kingdom shall not constitute a breach of any provision of this Agreement.

6.2 Access to Information.

(a) Subject to the Confidentiality Agreement and subject to applicable Laws, upon reasonable written notice, each of Parent and the Company shall, and shall cause each of their respective Subsidiaries to, afford to the officers, employees, accountants, counsel, advisors and other representatives of the other party, reasonable access, during normal business hours during the period prior to the Effective Time, to all of its properties, books, contracts, personnel, information technology systems and records, and each shall reasonably cooperate with the other party in preparing to execute after the Effective Time conversion or consolidation of systems and business operations generally (including by entering into customary confidentiality, non-disclosure and similar agreements with service providers and/or the other party), and, during such period, each of Parent and the Company shall, and shall cause its respective Subsidiaries to, make reasonably available to the other party such information concerning its business, properties and personnel as such party may reasonably request in writing. Each party shall use reasonable best efforts to minimize any interference with the other party’s regular business operations during any such access. Notwithstanding the foregoing, none of Parent, the Company or any of their respective Subsidiaries shall be required to provide access to properties, books, contracts, personnel, information technology systems and records, or to disclose information, pursuant to this Section 6.2, where such access or disclosure would, in the reasonable judgment of Parent or the Company, as the case may be, violate or prejudice the rights of Parent’s or the Company’s customers, result in the disclosure of trade secrets, violate confidentiality obligations to a third party, jeopardize the attorney-client privilege of the party in possession or control of such information (after giving due consideration to the existence of any common interest, joint defense or similar agreement between the parties), unreasonably interfere with the other party’s regular business operations during any such access or contravene any Law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement or following the date of this Agreement in the ordinary course of business. In the event that either party withholds information on the basis of the foregoing, such party shall inform the other party as to the general nature of what is being withheld, and the parties hereto will use reasonable best efforts to make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply so that such disclosure does not suffer from any of the foregoing impediments, including through use of reasonable best efforts to obtain the required consent or waiver of any third party required to provide such information, as applicable.

(b) Each of Parent and the Company shall hold all information furnished by or on behalf of the other party or any of such party’s Subsidiaries or Representatives pursuant to Section 6.2(a) in confidence to the extent required by, and in accordance with, the provisions of the confidentiality agreement, dated February 2, 2019, between Parent and the Company (the “Confidentiality Agreement”).

(c) No investigation by either Parent or the Company or their respective Representatives, and no information furnished by any of them, shall affect or be deemed to modify or waive the representations and warranties of the other set forth herein.

(d) To the extent that any of the information or material furnished pursuant to this Section 6.2 or otherwise in accordance with the terms of this Agreement may include material subject to the attorney-client privilege, work product doctrine or any other applicable privilege, including those concerning pending or threatened Actions, the parties understand and agree that they have a commonality of interest with respect to such matters and it is their desire, intention and mutual understanding that the sharing of such material is not intended to, and shall not, waive or diminish in any way the confidentiality of such material or its continued protection under the attorney-client privilege, work product doctrine or other applicable privilege. All such information that is entitled to protection under the attorney-client privilege, work product doctrine or other applicable privilege shall remain entitled to such protection under these privileges, this Agreement, and under the common interest doctrine.

6.3 Shareholder Approval and Stockholder Approval.

(a) Parent shall call, give notice of, convene and hold a meeting of its shareholders (the “Parent Meeting”) as soon as reasonably practicable after the S-4 is declared effective (and, in any event, within 30 business days thereafter) for the purpose of obtaining the Requisite Parent Vote required in connection with this Agreement, the Merger and the Parent Share Issuance and, if so desired and mutually agreed in writing, upon other matters of the type customarily brought before an annual or special meeting of shareholders to approve the issuance of stock in connection with a merger. Parent shall not postpone the Parent Meeting except to the extent required by Law or in accordance with the remaining provisions of this Section 6.3(a). Parent agrees (i) to provide the Company with reasonably detailed periodic updates concerning proxy solicitation results on a timely basis (including, if requested, promptly providing daily voting reports in the last ten (10) days prior to the Parent Meeting) and (ii) to give written notice (which, for the avoidance of doubt, may be given via e-mail) to the Company one (1) day prior to, and on the date of, the Parent Meeting, indicating whether, as of such date, sufficient proxies representing the Requisite Parent Vote have been obtained. Notwithstanding the foregoing, if, on a date that is two (2) business days prior to the time for which the Parent Meeting was originally scheduled (as set forth in the Joint Statement) (the “Original Parent Meeting Date”), (A) Parent has not received proxies representing the Requisite Parent Vote, whether or not a quorum is present, (B) there are insufficient shares of Parent Common Stock represented (either in person or by proxy) and voting to approve the Parent Share Issuance to constitute a quorum necessary to conduct the business of the Parent Meeting, or (C) it is necessary to ensure that any supplement or amendment to the Joint Statement is delivered, Parent may, or, if the Company so requests, shall, postpone or adjourn the Parent Meeting; provided that Parent shall only be required to adjourn or postpone the Parent Meeting two (2) times. In the event of any postponement or adjournment of the Parent Meeting pursuant to this Section 6.3(a), Parent has the sole discretion to set the date for the postponement or adjournment of the Parent Meeting; provided that the Parent Meeting shall not be postponed or adjourned by more than ten (10) business days from the Original Parent Meeting Date in connection with the first (1st) postponement or adjournment or more than an aggregate of thirty (30) business days from the Original Parent Meeting Date if the Parent Meeting is postponed or adjourned for two (2) times. If the Parent Meeting (including any adjournments or postponements thereof) shall have concluded and the Requisite Parent Vote shall not have been obtained, either Parent or the Company shall have the right to terminate this Agreement in accordance with

Section 8.1(h). For the avoidance of doubt, but subject to Parent’s right or the Company’s right to request Parent to adjourn or postpone the Parent Meeting set forth in this Section 6.3(a), unless this Agreement has been terminated in accordance with its terms, the Parent Meeting shall be convened and the Parent Share Issuance shall be submitted to the shareholders of Parent for approval at the Parent Meeting, and nothing contained herein shall be deemed to relieve Parent of such obligation (including a Change in Parent Recommendation).

(b) The Company shall call, give notice of, convene and hold a meeting of its stockholders (the “Company Meeting”) as soon as reasonably practicable after the S-4 is declared effective (and, in any event, within 30 business days thereafter) for the purpose of obtaining the Requisite Company Vote required in connection with this Agreement and the Merger and, if so desired and mutually agreed in writing, upon other matters of the type customarily brought before an annual or special meeting of shareholders to approve the adoption of a merger agreement. The Company shall not postpone the Company Meeting except to the extent required by Law or in accordance with the remaining provisions of this Section 6.3(b). The Company agrees (i) to provide Parent with reasonably detailed periodic updates concerning proxy solicitation results on a timely basis (including, if requested, promptly providing daily voting reports in the last ten (10) days prior to the Company Meeting) and (ii) to give written notice (which, for the avoidance of doubt, may be given via e-mail) to Parent one (1) day prior to, and on the date of, the Company Meeting, indicating whether, as of such date, sufficient proxies representing the Requisite Company Vote have been obtained. Notwithstanding the foregoing, if, on a date that is two (2) business days prior to the time for which the Company Meeting was originally scheduled (as set forth in the Joint Statement) (the “Original Company Meeting Date”), (A) the Company has not received proxies representing the Requisite Company Vote, whether or not a quorum is present, (B) there are insufficient shares of Company Common Stock represented (either in person or by proxy) and voting to approve the Merger to constitute a quorum necessary to conduct the business of the Company Meeting, or (C) it is necessary to ensure that any supplement or amendment to the Joint Statement is delivered, the Company may, or, if Parent so requests, shall, postpone or adjourn the Company Meeting; provided that the Company shall only be required to adjourn or postpone the Company Meeting two (2) times. In the event of any postponement or adjournment of the Company Meeting pursuant to this Section 6.3(b), the Company has the sole discretion to set the date for the postponement or adjournment of the Company Meeting; provided that the Company Meeting shall not be postponed or adjourned by more than ten (10) business days from the Original Company Meeting Date in connection with the first (1st) postponement or adjournment or more than an aggregate of thirty (30) business days from the Original Company Meeting Date if such Original Company Meeting Date is postponed or adjourned for two (2) times. If the Company Meeting (including any adjournments or postponements thereof) shall have concluded and the Requisite Company Vote shall not have been obtained, either Parent or the Company shall have the right to terminate this Agreement in accordance with Section 8.1(g). For the avoidance of doubt, but subject to the Company’s right or Parent’s right to request the Company to adjourn or postpone the Company Meeting set forth in this Section 6.3(b), unless this Agreement has been terminated in accordance with its terms, such Company Meeting shall be convened and this Agreement shall be submitted to the stockholders of the Company for approval at the Company Meeting, and nothing contained herein shall be deemed to relieve the Company of such obligation (including a Change in Company Recommendation).

(c) Each of Parent and the Company shall use its reasonable best efforts to obtain from the shareholders of Parent or the stockholders of the Company, as applicable, the Requisite Parent Vote (including by communicating to Parent’s shareholders the Parent Recommendation, subject to Section 6.9(e) and Section 6.9(g)), in the case of Parent, or the Requisite Company Vote (including by communicating to the Company’s stockholders the Company Recommendation, subject to Section 6.9(e) and Section 6.9(g)), in the case of the Company. Each of the Company and Parent shall reasonably cooperate and use its reasonable best efforts to cause the date and time of the Company Meeting and the Parent Meeting to be coordinated such that they occur within a single period of twenty-four (24) consecutive hours (and in any event as close in time as possible).

6.4 Stock Exchange Listing. Parent shall cause the shares of Parent Common Stock to be issued in the Merger to be approved for listing on the NYSE, in each case subject to official notice of issuance, prior to the Effective Time.

6.5 Employee Matters.

(a) The employees of the Company and its Subsidiaries as of the Effective Time who continue to remain employed with Parent or its Subsidiaries (including the Surviving Corporation) in the United States and the United Kingdom (collectively, the “Continuing Employees”) shall, during the period commencing at the Effective Time and ending on December 31, 2020 for so long as they are employed, be provided with (i) a base salary or base wage and annual cash incentive opportunity that is no less favorable than the combined base salary or base wage and annual cash incentive opportunity provided to such Continuing Employee immediately prior to the Effective Time; provided, however, that Parent shall have the right to adjust any Continuing Employee’s base salary or base wage and annual cash incentive opportunity so long as the aggregate base salary or base wage and annual cash incentive opportunity for any such Continuing Employee following any such adjustment is not less than the aggregate base salary or base wage and annual cash incentive opportunity for such Continuing Employee in effect immediately prior to the Effective Time and (ii) employee benefits that in the aggregate are substantially comparable to such employee benefits, excluding equity, change in control or retention arrangements, generally made available to similarly situated employees of Parent or its Subsidiaries (other than the Company and its Subsidiaries), as applicable; provided that until such time as Parent shall cause Continuing Employees to participate in the employee benefit plans that are made available to similarly situated employees of Parent or its Subsidiaries (other than the Company and its Subsidiaries), a Continuing Employee’s continued participation in employee benefit plans of the Company and its Subsidiaries as in effect immediately prior to the Effective Time shall be deemed to satisfy the foregoing provisions of this sentence (it being understood that participation in the Parent Benefit Plans may commence at different times with respect to each Parent Benefit Plan). Following the Effective Time, Parent shall evaluate if it is materially less favorable, in the aggregate, for the Continuing Employees to participate in the Parent Benefit Plans as compared to the Company Benefit Plans in effect immediately prior to the Effective Time and implement appropriate and reasonable solutions to minimize any such adverse impact on the Continuing Employees. Further, any Continuing Employee who is terminated by Parent or one its Subsidiaries without cause following the Effective Time and prior to December 31, 2020 will receive severance payments and benefits that are not less favorable than those provided under the applicable severance/redundancy plan of Parent or its Subsidiaries, subject to, and in accordance with, the terms of such plan as of the applicable date of termination. Notwithstanding the foregoing, the requirements of this Section 6.5(a) shall not apply to Continuing Employees who are covered by any Company Labor Agreement. As of the Effective Time, Parent shall, and shall cause its Subsidiaries (including the Surviving Corporation) to, as applicable, honor the terms of any Company Labor Agreement.

(b) With respect to any Parent Benefit Plan in which any Continuing Employees become eligible to participate on or after the Effective Time (the “New Plans”), Parent shall use its reasonable best efforts to: (i) cause any pre-existing conditions or limitations and eligibility waiting periods under any of its group health plans to be waived with respect to the Continuing Employees and their eligible dependents, except to the extent such pre-existing conditions, exclusions or waiting periods would apply under the analogous Company Benefit Plan in which the Continuing Employee participated immediately prior to the Effective Time, (ii) provide each Continuing Employee and their eligible dependents with credit for any co-payments or coinsurance and deductibles paid prior to the Effective Time under a benefit plan that provides health care benefits (including medical, dental and vision), to the same extent that such credit was given under the analogous Company Benefit Plan in which the Continuing Employee participated immediately prior to the Effective Time, in satisfying any applicable deductible, co-payment, coinsurance or maximum out-of-pocket requirements under any New Plans for the plan year in which participation in such Parent Benefit Plan commences, and (iii) give the Continuing Employees service credit for such Continuing Employee’s employment with the Company or its applicable Subsidiary for (x) eligibility and vesting purposes (other than for purposes of any new equity based compensation plan, program, agreement or arrangement) and (y) for purposes of vacation accrual and severance benefit determinations to the same extent that such service was taken into account under the analogous Company Benefit Plan in which the Continuing Employee participated immediately prior to the Effective Time; provided that the foregoing service recognition shall not apply (A) to the extent it would result in duplication of benefits for the same period of service, (B) to the extent that such credit is not recognized by Parent or its Subsidiaries with respect to similarly situated employees, (C) for purposes of any defined benefit pension plan or benefit plan that provides retiree health or welfare benefits, or (D) for purposes of any benefit plan that is a frozen plan or provides grandfathered benefits.

(c) Nothing in this Agreement shall confer upon any employee, officer, director or consultant of the Company or any of its Subsidiaries or affiliates any right to continue in the employ or service of the Surviving Corporation, the Company, or any Subsidiary or affiliate thereof, or shall interfere with or restrict in any way the rights of the Surviving Corporation, the Company, Parent or any Subsidiary or affiliate thereof to discharge or terminate the services of any employee, officer, director or consultant of the Company or any of its Subsidiaries or affiliates at any time for any reason whatsoever, with or without cause. Nothing in this Agreement shall be deemed to (i) establish, amend, or modify any Company Benefit Plan, New Plan or any other benefit or employment plan, program, agreement or arrangement, or (ii) alter or limit the ability of the Surviving Corporation or any of its Subsidiaries or affiliates to amend, modify or terminate any particular Company Benefit Plan, New Plan or any other benefit or employment plan, program, agreement or arrangement after the Effective Time. Nothing in this Agreement, express or implied, is intended to or shall confer upon any person, including any current or former employee, officer, director or consultant of the Company or any of its Subsidiaries or affiliates, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

6.6 Indemnification; Directors’ and Officers’ Insurance.

(a) From and after the Effective Time, Parent shall, and shall cause the Surviving Corporation to, indemnify and hold harmless, to the fullest extent that the Company would be permitted to do so by applicable Law, each present and former (determined as of the Effective Time) director or officer of the Company and its Subsidiaries when acting in such capacity (collectively, the “Company Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, damages or liabilities incurred in connection with any threatened or actual Action, whether civil, criminal, administrative or investigative, whether arising before or after the Effective Time, arising in whole or in part out of, or pertaining to, (i) the fact that such person is or was a director, officer or fiduciary of the Company or any of its Subsidiaries or (ii) matters existing or occurring at or prior to the Effective Time, including matters, acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated by this Agreement, and Parent shall, and shall cause the Surviving Corporation to, also advance expenses as incurred in connection therewith by such Company Indemnified Party to the fullest extent permitted by applicable Law; provided that the Company Indemnified Party to whom expenses are advanced provides an undertaking (in a reasonable and customary form) to repay such advances if it is determined in a final, non-appealable judgment of a Chosen Court that such Company Indemnified Party is not entitled to indemnification hereunder.

(b) Subject to the following sentence, prior to the Effective Time, Parent shall, and shall cause the Surviving Corporation to, obtain and fully pay the premium for “tail” insurance policies for the extension of (i) the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies and (ii) the Company’s existing fiduciary liability insurance policies, in each case, for a claims reporting or discovery period of six (6) years from and after the Effective Time (the “Tail Period”) from one (1) or more insurance carriers with the same or better credit rating as the Company’s insurance carrier as of the date of this Agreement with respect to directors’ and officers’ liability insurance and fiduciary liability insurance with terms, conditions, retentions and limits of liability that are at least as favorable to the insureds as the Company’s existing policies with respect to matters existing or occurring at or prior to the Effective Time (including in connection with this Agreement or the Merger); provided, however, that Parent shall not be obligated to expend, on an annual basis, an amount in excess of 300% of the aggregate annual premium paid as of the date hereof by the Company for such insurance (the “Premium Cap”), and if such premiums for such insurance would at any time exceed the Premium Cap, then Parent shall cause to be maintained, in Parent’s good faith determination, policies of insurance that provide the maximum coverage available at an annual premium equal to the Premium Cap. In lieu of the foregoing, the Company, in consultation with, but only upon the consent of, Parent, may (and, at the request of Parent, the Company shall use its reasonable best efforts to) obtain at or prior to the Effective Time a six (6)-year “tail” policy under the Company’s existing directors and officers insurance policy providing equivalent coverage to that described in the preceding sentence if and to the extent that the same may be obtained for an amount that, in the aggregate, does not exceed the Premium Cap.

(c) The provisions of this Section 6.6 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Company Indemnified Party and his or her heirs and representatives. The indemnification provided for herein shall not be deemed exclusive of any other rights to which a Company Indemnified Party is entitled, whether pursuant to Law, contract or otherwise. If required by any written agreement or contract to which the Company or any of its Subsidiaries is bound, the provisions of this Section 6.6 shall apply to directors, officers, employees and fiduciaries (in each case, acting in such capacity) of any predecessor entity previously acquired by the Company or any of its Subsidiaries to the extent required by such written agreement or contract.

(d) The obligations of the Surviving Corporation, Parent and the Company under this Section 6.6 shall not be terminated or modified after the Effective Time in a manner so as to adversely affect any Company Indemnified Party or any other person entitled to the benefit of this Section 6.6 without the prior written consent of the affected Company Indemnified Party. In the event that the Surviving Corporation or Parent or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or a majority of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Corporation or Parent, as the case may be, shall succeed to the obligations set forth in this Section 6.6.

(e) During the Tail Period, all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time and rights to advancement of expenses relating thereto now existing in favor of any Company Indemnified Party as provided in the Company Charter, the Company Bylaws or any organizational documents of any Company Subsidiary or any indemnification agreement between such Company Indemnified Party and the Company or a Company Subsidiary, in each case, as in effect on the date of this Agreement, shall survive the Effective Time unchanged and shall not be amended, restated, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Company Indemnified Party.

6.7 Advice of Changes. Parent and the Company shall each promptly advise the other party of any fact, change, event or circumstance known to it (a) that has had or would reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect on it or (b) which it believes would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties or covenants contained herein or that reasonably would be expected to give rise, either individually or in the aggregate, to the failure of a condition in Article VII; provided that any failure to give notice in accordance with the foregoing with respect to any breach shall not be deemed to constitute a violation of this Section 6.7 or the failure of any condition set forth in Section 7.2 or 7.3 to be satisfied, or otherwise constitute a breach of this Agreement by the party failing to give such notice, in each case, unless the underlying breach would independently result in a failure of the conditions set forth in Section 7.2 or 7.3 to be satisfied.

6.8 Corporate Governance.

(a) Prior to the Effective Time, Parent shall take all actions necessary to cause:

(i) the number of directors that will comprise the full Parent Board at the Effective Time to be increased to twelve (12); and

(ii) the Parent Board at the Effective Time to consist of (A) seven (7) directors of Parent as of immediately prior to the Effective Time consisting of six (6) independent directors of Parent and the Chief Executive Officer of Parent as of immediately prior to the Effective Time (the “Parent CEO”), and (B) five (5) directors of the Company as of immediately prior to the Effective Time designated by the Company (each, a “Company Designated Director”), consisting of four (4) independent directors of the Company, and the Chief Executive Officer of the Company as of immediately prior to the Effective Time (the “Company

CEO”). All of the Company Designated Directors shall be appointed, elected and approved as directors of the Parent Board effective as of the Effective Time by a vote of at least a majority of the Parent Board in office as of immediately prior to the Effective Time.

(b) Prior to the Effective Time, the parties shall take all actions necessary to cause, effective at the Effective Time, (i) a Company Designated Director, other than the Company CEO, to be appointed as the Lead Independent Director of the Parent Board, and (ii) a Company Designated Director to be appointed to serve on each standing committee of the Parent Board.

(c) Effective at the Effective Time, (i) the Parent CEO shall continue to serve as the President and Chief Executive Officer of Parent and Chairman of the Parent Board, and (ii) the Company CEO shall become an executive of Parent and the Executive Vice Chairman of the Parent Board and shall serve in such roles until at least the one year anniversary of the Closing. At or prior to the Effective Time, the Parent Board shall take such actions as are necessary to cause the persons indicated in the first sentence of this Section 6.8(c) to be elected or appointed to the offices of Parent specified in the first sentence of this Section 6.8(c) at the Effective Time.

(d) During the period beginning at the Effective Time and ending on the second (2nd) anniversary of the Closing, in the event any Company Designated Director ceases to serve as a director on the Parent Board (a “Departing Company Director”), (i) the Company Designated Directors then serving on the Parent Board may propose up to two (2) individuals to replace such Departing Company Director and (ii) the Corporate Governance and Nominating Committee of the Parent Board shall reasonably consider in good faith such individuals proposed by such Company Designated Directors for inclusion in a slate of nominees to be presented to the Parent Board or shareholders of Parent, as applicable.

6.9 Acquisition Proposals.

(a) Each of Parent and the Company shall, and shall cause its Subsidiaries and its and its Subsidiaries’ respective executive officers and directors, and direct its and its Subsidiaries’ respective employees, agents, accountants, consultants, investment bankers, advisors and representatives (collectively and together with executive officers and directors, “Representatives”) to, immediately cease, and cause to be terminated, any activities, discussions or negotiations conducted before the date of this Agreement with any person other than the Company, in the case of Parent, or Parent, in the case of the Company, with respect to any Acquisition Proposal.

(b) Each of Parent and the Company shall not, and shall cause its Subsidiaries and its and its Subsidiaries’ respective executive officers and directors not to, and direct its and its Subsidiaries’ respective Representatives that are not executive officers or directors not to, directly or indirectly, (A) solicit, initiate, seek or support or knowingly encourage or facilitate any inquiries or proposals with respect to any Acquisition Proposal, (B) engage or participate in any negotiations with any person concerning any Acquisition Proposal, (C) provide any confidential or nonpublic information or data to, or have or participate in any discussions with, any person relating to any Acquisition Proposal, except to notify a person that makes any inquiry or offer with respect to an Acquisition Proposal of the existence of the provisions of this Section 6.9 or solely to clarify whether any such inquiry or offer constitutes an Acquisition Proposal or (D) enter into any binding acquisition agreement, merger agreement or other definitive transaction agreement (other than a confidentiality agreement entered into in accordance with Section 6.9(c)) relating to any Acquisition Proposal.

(c) Notwithstanding anything to the contrary set forth in Section 6.9(a) and 6.9(b), prior to the approval of the Parent Share Issuance by the shareholders of Parent by the Requisite Parent Vote or the approval of the Merger and this Agreement by the stockholders of the Company by the Requisite Company Vote, as applicable, in the event that Parent or the Company, as applicable, receives an unsolicited bona fide written Acquisition Proposal after the date of this Agreement (which Acquisition Proposal did not result from a breach of this Section 6.9) and the Parent Board or the Company Board, as applicable, concludes in good faith (after receiving the advice of its outside counsel and its outside financial advisor) that such Acquisition Proposal constitutes, or would reasonably be expected to result in, a Superior Proposal, Parent or the Company, as applicable, may, and may permit its Subsidiaries and its Subsidiaries’ respective Representatives to furnish, or cause to be furnished, confidential or nonpublic information or data and participate in such negotiations or discussions to the extent that the Parent Board or the Company Board, as applicable, concludes in good faith (after receiving the advice of its outside counsel and its outside financial advisor) that failure to take such actions would be inconsistent with its fiduciary duties under applicable Law; provided that, prior to providing any confidential or nonpublic information or data permitted to be provided pursuant to the foregoing provisions of this Section 6.9(c), (i) Parent or the Company, as applicable, shall have entered into a confidentiality agreement with such third party on terms no less restrictive to such person (or group of persons) than the terms of the Confidentiality Agreement, which confidentiality agreement shall not provide such person with any exclusive right to negotiate with Parent or the Company, as applicable, and (ii) any confidential or non-public information to be provided by Parent or the Company, as applicable, to such third party shall have been previously provided, or is concurrently provided, to the Company, in the case of Parent, or Parent, in the case of the Company.

(d) Each of Parent and the Company will promptly (and, in any event, within twenty-four (24) hours after receipt) notify the Company, in the case of Parent, or Parent, in the case of the Company, in writing following its receipt after the date of this Agreement of any Acquisition Proposal or any inquiry which could reasonably be expected to lead to an Acquisition Proposal, and the substance thereof (including the terms and conditions of, and the identity of the person making, such inquiry or Acquisition Proposal) and shall promptly (but in no event later than twenty-four (24) hours after receipt) provide to the Company, in the case of Parent, or Parent, in the case of the Company, copies of all material correspondence and written materials sent or provided to Parent or any of its Subsidiaries or the Company or any of its Subsidiaries, as applicable, that describes any terms or conditions of any Acquisition Proposal (as well as written summaries of any material oral communications addressing such matters). In furtherance of the foregoing, Parent, in the case of the Company, or the Company, in the case of Parent, will promptly (and in any event within twenty-four (24) hours after receipt) notify the Company, in the case of Parent, or Parent, in the case of the Company, in writing of any related developments, discussions and negotiations on a current basis (but in no event more than once every twenty-four (24) hours), including any amendments to or revisions of the terms of such inquiry or Acquisition Proposal. Each of Parent and the Company shall enforce (and shall not grant any waiver in respect of) any existing confidentiality, standstill or similar agreements to which it or any of its Subsidiaries is a party.

(e) Subject to Sections 8.1 and 8.2, if the Parent Board or the Company Board, after receiving the advice of its outside counsel and its outside financial advisor, determines in good faith that it would be inconsistent with its fiduciary duties under applicable Law to continue to recommend this Agreement, then such Board may effect a Change in Parent Recommendation or Change in Company Recommendation, as applicable (although the resolutions approving this Agreement as of the date hereof may not be rescinded or amended), in which event such Board may communicate the basis for its Change in Parent Recommendation or Change in Company Recommendation, as applicable, to Parent’s shareholders or the Company’s stockholders, as applicable, in the Joint Statement or an appropriate amendment or supplement thereto to the extent required by Law; provided that neither the Parent Board nor the Company Board may effect a Change in Parent Recommendation or a Change in Company Recommendation, as applicable, unless (i)(A) Parent or the Company, as applicable, has received an Acquisition Proposal after the date of this Agreement and prior to the receipt of the Requisite Company Vote or the Requisite Parent Vote, as applicable, that did not result from a breach of this Section 6.9 (and such proposal is not withdrawn) and the Parent Board or the Company Board, as applicable, determines in good faith (after receiving the advice of its outside counsel and its outside financial advisor) that such Acquisition Proposal constitutes a Superior Proposal or (B)(1) in the case of Parent, a Parent Intervening Event shall have occurred and the Parent Board determines in good faith (after receiving the advice of its outside counsel and its outside financial advisor) that continuing to make the Parent Recommendation would be inconsistent with its fiduciary duties under applicable Law or (2) in the case of the Company, a Company Intervening Event shall have occurred and the Company Board determines in good faith (after receiving the advice of its outside counsel and its outside financial advisor) that continuing to make the Company Recommendation would be inconsistent with its fiduciary duties under applicable Law, (ii) Parent gives the Company, in the case of the Parent Board, or the Company gives Parent, in the case of the Company Board, at least four (4) business days’ prior written notice of its intention to take such action (such period, as it may be extended by delivery of any subsequent notices, the “notice period”) and a reasonable description of the event or circumstances giving rise to its determination to take such action (including (A) in the case of an Acquisition

Proposal, the latest material terms and conditions of, and the identity of any third party making, any such Acquisition Proposal and any amendment or modification thereof or (B) in the case of a Parent Intervening Event or a Company Intervening Event, as applicable, the nature of the Parent Intervening Event or the Company Intervening Event, as applicable, in reasonable detail) and (iii) at the end of such notice period, each of the Parent Board and the Company Board, as applicable, takes into account any amendment or modification to this Agreement proposed by the Company, in the case of the Parent Board (which shall be negotiated in good faith by Parent and the Company during such period if requested by the Company), or by Parent, in the case of the Company Board (which shall be negotiated in good faith by the Company and Parent during such period if requested by Parent), and after receiving the advice of its outside counsel and its outside financial advisor, determines in good faith that it would nevertheless be inconsistent with its fiduciary duties under applicable Law to continue to recommend this Agreement. Any material amendment to any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of this Section 6.9, except that references to “four (4) business days” shall be deemed to be references to “two (2) business days.”

(f) For purposes of this Agreement, the following terms shall have the following meanings:

(i) “Acquisition Proposal,” means (A) with respect to the Company, other than the transactions contemplated by this Agreement, any third-party offer or proposal relating to, or any third-party indication of interest in, (i) any acquisition or purchase, direct or indirect, of more than 25% of the consolidated assets of the Company and its Subsidiaries or more than 25% of the total voting power of the equity securities of the Company or one or more of its Subsidiaries whose assets, individually or in the aggregate, constitute more than 25% of the consolidated assets of the Company and its Subsidiaries (each, a “Trigger Acquisition”), (ii) any tender offer (including self-tender offer) or exchange offer that, if consummated, would result in such third party beneficially owning more than 25% of the total voting power of the equity securities of the Company or one (or more of its Subsidiaries whose assets, individually or in the aggregate, constitute more than 25% of the consolidated assets of the Company and its Subsidiaries), or (iii) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transactions that results in a Trigger Acquisition by a third party, and (B) with respect to Parent, other than the transactions contemplated by this Agreement, any third-party offer or proposal relating to, or any third-party indication of interest in, any transaction described in subclauses (i) through (iii) of clause (A) of this sentence, substituting “Parent” in place of “the Company” therein.

(ii) “Change in Parent Recommendation” means any action described in the following clauses (A) through (E) with respect to the Parent Board, and “Change in Company Recommendation” means any action described in the following clauses (A) through (E) with respect to the Company Board: (A) withdrawing, changing, qualifying or modifying in any manner adverse to the other party or publicly and affirmatively proposing to withdraw, change, qualify or modify in a manner adverse to the other party, the Parent Recommendation, in the case of the Parent Board, or the Company Recommendation, in the case of the Company Board, (B) failing to include (1) in the Joint Statement, the Parent Recommendation, in the case of the Parent Board, or (2) in the Joint Statement, the Company Recommendation, in the case of the Company Board, (C) failing to recommend against acceptance of any tender offer or exchange offer pursuant to Rule 14d-2 under the Exchange Act for Parent Common Stock, in the case of the Parent Board, or Company Common Stock, in the case of the Company Board, within the earlier of (1) the ten (10) business days specified in Rule 14e-2(a) under the Exchange Act after the commencement of such offer or (2) the period ended two (2) business days prior to the Parent Meeting or the Company Meeting, as applicable, (D) approving, resolving, adopting or recommending, or proposing publicly to approve, resolve, adopt or recommend, any Acquisition Proposal or (E) after receipt of any Acquisition Proposal by either the Company or Parent, as applicable, other than with respect to the period of up to ten (10) business days applicable to tender or exchange offers that are the subject of the immediately preceding clause (C), (1) failing to publicly reaffirm the Company Recommendation or Parent Recommendation, as applicable, or (2) failing to recommend against such Acquisition Proposal, in each case, after a request by either Parent or the Company, as applicable, to do so within the earlier of (x) five (5) business days after such request or (y) the period ended two business days prior to the Parent Meeting or the Company Meeting, as applicable;

provided that the Company or Parent, as applicable, may make no more than two such requests for each Acquisition Proposal, provided further that either party may make one additional request for each modification to an Acquisition Proposal.

(iii) “Company Intervening Event” means any material event, change, development or occurrence first occurring or arising after the date of this Agreement that (A) was not known to, and was not reasonably foreseeable by the Company Board as of the date of this Agreement and did not result from a breach of this Agreement by the Company, and (B) does not relate to or involve an Acquisition Proposal; provided that in no event shall any of the following events constitute a Company Intervening Event: (1) any change, in and of itself, in the trading price or trading volume of the Company Class A Common Stock or Parent Common Stock, or any change in credit ratings or ratings outlook, in and of itself, for the Company or Parent, as applicable, or any of their respective Subsidiaries (but not including, in each case, the underlying causes thereof); (2) any changes, effects or developments arising out of, or resulting from or in connection with, the United Kingdom’s withdrawal from the European Union; (3) the fact, in and of itself, that the Company or Parent exceeds or fails to meet or exceed analyst earnings projections, earnings guidance or internal financial forecasts (but not including, in each case, the underlying causes thereof); and (4) compliance with or performance under this Agreement or the transactions contemplated by this Agreement.

(iv) “Company Recommendation” means the recommendation of the Company Board (and including such recommendation in the Joint Statement) that the stockholders of the Company adopt and approve this Agreement and the transactions contemplated herein at the Company Meeting.

(v) “Parent Intervening Event” means any material event, change, development or occurrence first occurring or arising after the date of this Agreement that (A) was not known to, and was not reasonably foreseeable by, the Parent Board as of the date of this Agreement and did not result from a breach of this Agreement by Parent, and (B) does not relate to or involve an Acquisition Proposal; provided that in no event shall any of the following events constitute a Parent Intervening Event: (1) any change, in and of itself, in the trading price or trading volume of the Parent Common Stock or Company Class A Common Stock, or any change in credit ratings or ratings outlook, in and of itself, for Parent or the Company, as applicable, or any of their respective Subsidiaries (but not including, in each case, the underlying causes thereof); (2) any changes, effects or developments arising out of, or resulting from or in connection with, the United Kingdom’s withdrawal from the European Union; (3) the fact, in and of itself, that Parent or the Company exceeds or fails to meet or exceed analyst earnings projections, earnings guidance or internal financial forecasts (but not including, in each case, the underlying causes thereof); and (4) compliance with or performance under this Agreement or the transactions contemplated by this Agreement.

(vi) “Parent Recommendation” means the recommendation of the Parent Board (and including such recommendation in the Joint Statement) that the shareholders of Parent approve the Parent Share Issuance at the Parent Meeting.

(vii) “Superior Proposal” means a bona fide unsolicited written Acquisition Proposal (substituting “50%” for “25%” in the definition thereof) which the Parent Board or the Company Board, as applicable, has determined in good faith, after receiving the advice of its outside counsel and its outside financial advisor, taking into account all factors that the Parent Board or the Company Board considers relevant, including legal, financial, regulatory and other aspects of such offer or proposal and the person making the proposal, (i) would be more favorable, from a financial point of view, to the holders of the Parent Common Stock, in the case of Parent, or holders of Company Common Stock, in the case of the Company, than the transactions contemplated by this Agreement (after taking into account any proposed revisions to the terms of this Agreement) and (ii) is reasonably capable of being consummated, taking into account all financial, regulatory, legal and other aspects of such proposal.

(g) Nothing contained in this Agreement shall prohibit Parent, the Parent Board or any committee of the Parent Board, or the Company, the Company Board or any committee of the Company Board, as applicable, from (i) taking and disclosing to the shareholders of Parent or the stockholders of the Company, as applicable, a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the

Exchange Act or (ii) making any disclosure to the shareholders of Parent or the stockholders of the Company, as applicable, that is required by applicable Law; provided that, if such disclosure would constitute a Change in Parent Recommendation or a Change in Company Recommendation, the provisions in this Agreement applicable to a Change in Parent Recommendation or a Change in Company Recommendation shall apply; it being understood that a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act shall not be deemed to be a Change in Parent Recommendation or a Change in Company Recommendation. To the extent permissible under applicable Law, Parent or the Company, as applicable, shall take such actions as it is required to take pursuant to this Section 6.9 in connection with a Change in Parent Recommendation or a Change in Company Recommendation, as applicable, prior to making any disclosure contemplated by this Section 6.9(g) that would be or would be deemed to be a Change in Parent Recommendation or a Change in Company Recommendation, as applicable.

6.10 Public Announcements. The Company and Parent shall (a) develop a joint communications plan, (b) ensure that all press releases and, to the extent reasonably practicable, other public statements with respect to the transactions contemplated hereby shall be consistent with such joint communications plan, and (c) except in respect of (i) any announcement (A) required by applicable Law or (B) required or requested by a Governmental Entity, (ii) communications that are substantially similar to communications previously approved pursuant to this Section 6.10, or (iii) any announcement required pursuant to any listing agreement with or rules of any securities exchange, consult with each other and obtain the advance approval of the other party (which approval shall not be unreasonably withheld, conditioned or delayed) before issuing any press release or, to the extent reasonably practicable, otherwise making any written public statement with respect to this Agreement or the transactions contemplated hereby.

6.11 Takeover Statutes. Neither the Company nor Parent shall take any action that would cause any Takeover Statute to become applicable to any of the Transaction Agreements or any related agreement or the Company’s ability to consummate the transactions contemplated hereby or thereby, including the Merger, and each of Parent and the Company shall take all necessary steps within its control to exempt (or ensure the continued exemption of) the Merger and the other transactions contemplated by the Transaction Agreements or any related agreement from any applicable Takeover Statute now or hereafter in effect to the extent permissible thereunder. If any Takeover Statute may become, or may purport to be, applicable to the transactions contemplated by any of the Transaction Agreements or any related agreement, including the issuance of shares of Parent Common Stock pursuant to the Parent Share Issuance, each of Parent and the Company will grant such approvals and take such actions as are necessary to the extent permissible thereunder so that the transactions contemplated by such Transaction Agreements or any related agreement, including the issuance of shares of Parent Common Stock pursuant to the Parent Share Issuance, may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of any Takeover Statute on any of the transactions contemplated by any of the Transaction Agreements.

6.12 Exemption from Liability Under Section 16(b). The Company and Parent agree that, in order to most effectively compensate and retain those officers and directors of the Company subject to the reporting requirements of Section 16(a) of the Exchange Act (the “Company Insiders”), both prior to and after the Effective Time, it is desirable that Company Insiders not be subject to a risk of liability under Section 16(b) of the Exchange Act to the fullest extent permitted by applicable Law in connection with the conversion of shares of Company Class A Common Stock and Company Equity Awards in the Merger and other transactions contemplated by this Agreement, and for that compensatory and retentive purpose agree to the provisions of this Section 6.12. The Parent Board and the Company Board, or a committee solely of two or more non-employee directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall reasonably promptly after the date of this Agreement, and in any event prior to the Effective Time, take all such steps as may be necessary or appropriate to cause (i) any acquisitions or dispositions of Company Class A Common Stock or Company Equity Awards by Company Insiders and (ii) any acquisitions of Parent Common Stock or any derivatives thereof, including Parent Equity Awards, by any Company Insiders who, immediately following the Merger, will be officers or directors of Parent subject to the reporting requirements of Section 16(a)

of the Exchange Act, in each case of clauses (i) and (ii), pursuant to the transactions contemplated by this Agreement, to be exempt from liability pursuant to Rule 16b-3 under the Exchange Act to the fullest extent permitted by applicable Law.

6.13 Litigation and Claims. Each of Parent and the Company shall promptly notify the other party in writing of any Action, arbitration, audit, hearing, investigation, litigation, suit, subpoena or summons issued, commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Entity or arbitrator pending or threatened in writing against Parent, the Company or any of their respective Subsidiaries or affiliates (other than any negotiations or proceedings in connection with, arising out of or otherwise related to a demand for appraisal under Section 262 of the DGCL, which shall be governed by Section 2.3) that (a) questions or would reasonably be expected to question the validity of this Agreement or the other agreements contemplated hereby or thereby or any actions taken or to be taken by Parent, the Company, or their respective Subsidiaries or affiliates with respect hereto or thereto, or (b) seeks to enjoin or otherwise restrain the transactions contemplated hereby or thereby. The Company and Parent shall give the other party the opportunity to participate, at such party’s own expense, in the defense or settlement of any stockholder litigation against the Company and/or its directors or affiliates or Parent and/or its directors or affiliates relating to the transactions contemplated by this Agreement, and no such settlement shall be agreed without Parent’s or the Company’s, as applicable, prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

6.14 Financing.

(a) To the extent that Parent does not have cash currently available that is sufficient to enable it to consummate the Merger, Parent shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done all things necessary, proper or advisable to arrange and procure and have available, as of the Closing, funds sufficient to pay the Required Amount. In furtherance of the foregoing, Parent shall use its reasonable best efforts to (i) maintain in full force and effect the Commitment Letter, (ii) satisfy on a timely basis (or, if deemed advisable by Parent, seek a waiver of) all conditions set forth in the Commitment Letter, (iii) cause the Financing Sources to fund, subject to the satisfaction or waiver of the conditions set forth in the Commitment Letter, the Financing on or before the Closing Date, (iv) negotiate and enter into the definitive agreements with respect to the Financing (collectively, the “Debt Documents”) (and maintain in effect and comply in all material respects with the terms thereof) on terms and conditions contemplated by the Commitment Letter (or, if available, on other terms that (1) would not reasonably be expected to materially delay or adversely affect the ability of Parent to consummate the transactions contemplated hereby and (2) are not less favorable to Parent than the terms and conditions (including “flex” provisions) described in the Commitment Letter), which agreements shall be in effect no event later than the Closing (provided that, any Debt Documents relating to any bridge facility shall not be required until reasonably necessary in connection with the funding of the Financing), (v) enforce its rights under the Commitment Letter and the Debt Documents in the event of a breach by any Financing Source under the Commitment Letter or Debt Documents relating thereto (it being understood and agreed that under no circumstances shall this clause (v) be construed to require Parent, Merger Sub or any of their respective affiliates to initiate or maintain any Action against any Financing Source) and (vi) furnish to the Company copies of all executed material Debt Documents (and, upon the reasonable written request of the Company, drafts thereof to the extent reasonably practicable). Prior to the Closing, Parent shall not agree to, or permit, any amendment, replacement, modification or supplement of, or waiver under, the Commitment Letter (it being understood that the exercise of any “flex” provisions shall not be deemed to be an amendment, replacement, modification, supplement or waiver) without the prior written consent of the Company, in each case, which would: (A) reduce the net cash proceeds of the Financing provided for in the Commitment Letter (including by changing the amount of fees or original issue discount contemplated by the Commitment Letter) to an amount such that Parent will not have available, as of the Closing, funds sufficient to pay the Required Amount; (B) adversely expand the conditions to the funding of the Financing beyond those expressly set forth in the Commitment Letter, adversely amend or modify any of such conditions (including by making any such conditions less likely to be satisfied) or impose any new or additional condition to the receipt or funding of the Financing at the Closing, in each case, in a manner that would or would be reasonably likely to make it less likely that the Financing would be funded or would otherwise prevent, materially delay or impair the transactions contemplated by this Agreement or otherwise adversely affect the ability of Parent to consummate the transactions contemplated herein; or (C) adversely impact in any material respect the ability of Parent or Merger Sub to enforce its rights against any of the Financing Sources; provided that Parent and Merger Sub may amend, supplement or modify the Commitment Letter with respect to “flex” rights and/or to add additional lenders, arrangers, bookrunners, syndication agents and similar entities who had not executed the Commitment Letter as of the date of this Agreement. Parent shall deliver to the Company true, correct and complete copies of any amendment, modification, supplement, consent or waiver to or under the Commitment Letter as promptly as practicable after execution thereof. Without limiting the foregoing provisions of this Section 6.14, if any portion of the Financing becomes unavailable on the terms and conditions contemplated in the Commitment Letter (after taking into account “flex” provisions), Parent shall use reasonable best efforts to arrange to obtain alternative financing, including from alternative sources, on terms and conditions (including fees and the “flex” provisions) not less favorable, taken as a whole, than those set forth in the Commitment Letter (in the reasonable judgment of Parent), in an amount such that Parent will have available, as of the Closing, funds sufficient to pay the Required Amount (“Alternative Financing”) and, for all purposes of this Agreement, all references to the Financing (including the Financing Sources) shall be deemed to include such Alternative Financing (and the financial institutions and other entities with respect to such Alternative Financing) and all references to the Commitment Letter shall include the applicable commitment documents for the Alternative Financing. Parent shall provide a true, correct and complete copy of the commitment letter and related fee letter with respect to any such Alternative Financing to the Company (with only fee amounts and other economic terms, and the rates and amounts included in the “flex” provisions, redacted in a customary manner for transactions of this nature, none of which redacted provisions would reasonably be expected to adversely affect the conditionality, availability, enforceability, termination or amount of the Financing) as promptly as practicable after execution thereof. Notwithstanding anything to the contrary in this Agreement, compliance by Parent with this Section 6.14(a) shall not relieve Parent or Merger Sub of their obligation to consummate the transactions contemplated by this Agreement, whether or not the Financing is available. Notwithstanding anything to the contrary in this Agreement, nothing contained in this Section 6.14 shall require, and in no event shall the reasonable best efforts of Parent be deemed or construed to require, Parent to pay any fees to sources of debt in excess of those contemplated by the Commitment Letter. Parent shall, upon the reasonable written request of the Company, keep the Company informed on a reasonably current basis in reasonable detail of any material developments in its efforts to arrange the Financing.

(b) Prior to the Closing, the Company shall, and shall cause its Subsidiaries to, use its and their reasonable best efforts to provide to Parent, at Parent’s sole cost and expense, all cooperation as is reasonably requested by Parent in connection with arranging, underwriting, obtaining, syndicating and consummating the Financing, including: (i) as promptly as reasonably practicable, furnishing Parent and the Financing Parties with (A) such financial statements, financial data, audit reports and other financial information regarding the Company and its Subsidiaries of the type required by SEC Regulation S-X and SEC Regulation S-K under the Securities Act for registered offerings of debt securities on a Form S-3 of the type contemplated by the Commitment Letter, such financial statements to include (1) audited consolidated balance sheets and related statements of operations, comprehensive income (loss), equity and cash flows and related notes thereto of the Company for the three (3) fiscal years most recently ended at least sixty (60) days prior to the Closing Date (it being acknowledged that Parent has received such financial statements for the fiscal years of the Company ended December 31, 2018, December 31, 2017 and December 31, 2016) and (2) unaudited consolidated balance sheets and related statements of operations, comprehensive income (loss), equity and cash flows and related notes thereto of the Company for each subsequent fiscal quarter ended at least forty (40) days prior to the Closing Date (other than the fourth fiscal quarter of any fiscal year) (it being acknowledged that Parent has received such financial statements for the fiscal quarters of the Company ended March 31, 2018, June 30, 2018 and September 30, 2018) (other than customary exceptions in the case of a Rule 144A offering of high-yield debt securities, including, without limitation, the requirements of Sections 3-10 and 3-16 of Regulation S-X, Item 402 of Regulation S-K and information regarding executive compensation), (B) information regarding the Company and its Subsidiaries customarily included in information memoranda and other syndication materials for bank credit facilities, and (C) all other historical financial information regarding the Company reasonably required by Parent to permit Parent to prepare customary pro forma financial statements to the extent required by SEC rules and regulations or necessary or reasonably required by Parent or the Financing Sources to be included in any marketing materials or offering documents or of the type required by the Commitment Letter (collectively, the “Required Information”) required to consummate the Financing; provided that, without limiting the foregoing, the Company shall not be obligated to prepare any pro forma financial information or projections (for which, for the avoidance of doubt, Parent shall be solely responsible), (ii) making appropriate members of senior management of the Company available at reasonable times and locations and upon reasonable prior notice, to participate in a reasonable number of meetings (including one-on-one meetings or conference calls with Financing Parties and potential Financing Parties), drafting sessions, presentations, road shows, rating agency presentations and due diligence sessions and other syndication activities, (iii) assisting Parent and its Financing Parties in the preparation of customary and appropriate (A) offering documents, offering memoranda, offering circulars, private placement memoranda, registration statements, prospectuses, syndication documents and other syndication materials, including information memoranda, lender and investor presentations, bank books and other marketing documents, and similar documents reasonably required for the Financing and (B) materials for rating agency presentations, (iv) cooperating with the marketing efforts of Parent and the Financing Parties, including, to the extent applicable, obtaining customary representation and authorization letters and arranging for customary auditor consents for use of the Required Information and other financial data in the marketing and offering documentation, including any registration statement filed with the SEC in connection with the Financing, (v) assisting in obtaining or updating corporate and facility credit ratings, (vi) using reasonable best efforts to cause the Company’s independent registered accounting firm and internal and/or external counsel of the Company to provide assistance to Parent, including in connection with comfort letters and opinions of counsel to be delivered in connection with the Financing, including by (A) using reasonable best efforts to cause the Company’s independent registered accounting firm to provide customary comfort letters (including “negative assurance” comfort and change period comfort) in connection with any capital markets transaction comprising a part of the Financing (including any offering or private placement of debt securities pursuant to Rule 144A) to the applicable Financing Parties and to participate in a reasonable number of due diligence sessions and (B) providing customary back-up certificates, (vii) reasonably cooperating with internal and external counsel of Parent or any Financing Party in connection with providing back-up certificates and factual information regarding any legal opinion that such counsel may be required to deliver in connection with the Financing, (viii) providing, as promptly as practicable, and in any event at least five (5) business days prior to the Closing, to the extent requested in writing at least ten (10) business days prior to the Closing, all documentation and other information regarding the Company and its Subsidiaries that any Financing Party reasonably determines is required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the USA Patriot Act of 2001, and, to the extent required by any Financing Party, a beneficial ownership certificate (substantially similar in form and substance to the form of Certification Regarding Beneficial Owners of Legal Entity Customers published jointly, in May 2018, by the Loan Syndications and Trading Association and Securities Industry and Financial Markets Association) in respect of any of the Company or any of its Subsidiaries that qualifies as a “legal entity customer” under the Beneficial Ownership Regulation (31 C.F.R. § 1010.230), (ix) assisting in the negotiation and preparation of, and executing and delivering, any credit agreement, indenture, note, purchase agreement, underwriting agreement, pledge and security documents, guarantees, hedging agreement, customary closing certificates and any other certificates, exhibits, schedules, letters and documents as may be reasonably requested by Parent, in each case contemplated in connection with the Financing, (x) facilitating Parent to benefit from the existing lending relationship of the Company and its Subsidiaries, (xi) informing Parent, as promptly as practicable, if the chief executive officer, chief financial officer, treasurer or controller of the Company or any member of the Company Board shall have actual knowledge of any facts as a result of which a restatement of any financial statements to comply with GAAP is probable or under active consideration and (xii) taking all corporate actions, subject to the occurrence of the Closing, reasonably requested by Parent to permit the consummation of the Financing and to permit the proceeds thereof to be made available on the Closing Date. For the avoidance of doubt, to most effectively access the financing markets, Parent may require the cooperation of the Company and its Subsidiaries under this

Section 6.14 at any time, and from time to time and on multiple occasions, between the date hereof and the Closing Date.

(c) All documentation prepared by the Company, its Subsidiaries and/or any of their respective Representatives in connection with this Section 6.14 shall be subject to the prior review, comment and approval of Parent.

(d) The actions contemplated in this Section 6.14 with respect to the Financing shall not (i) require such cooperation from the Company to the extent it would require the Company, any of its Subsidiaries, or any of its or their respective Representatives, to incur any monetary liability, pay any fees, reimburse any expenses, or provide any indemnity, in each case, prior to the Closing that is not contingent on the Closing or for which Parent is not obligated to reimburse or indemnify the Company or its Subsidiaries under this Agreement, or take any actions that would cause the Company or any of its Subsidiaries to breach this Agreement or become unable to satisfy a condition to the Closing, (ii) involve any binding commitment or agreement by the Company, any of its Subsidiaries, or any of its or their respective Representatives (other than customary authorization and representation letters and other than other actions by officers or directors continuing employment with Parent following the Closing that, in the case of such other actions, are contingent upon the Closing and would not be effective prior to the Closing) which commitment or agreement is not conditioned on the Closing and does not terminate without liability to the Company, any of its Subsidiaries, or any of its or their respective Representatives upon the termination of this Agreement, (iii) require such cooperation to the extent it would unreasonably interfere with the operations or business of the Company, (iv) require the Company, any of its Subsidiaries, or any of its or their respective Representatives to provide any information the disclosure of which is prohibited or restricted by applicable Law, (v) require the Company, its Subsidiaries or any of their respective Representatives to take any action that will conflict with, or violate, the organizational or governance documents of such person or any applicable Law or orders or result in the contravention of, or that could reasonably be expected to result in a violation or breach of, or default under, any material contract to which the Company or any of its Subsidiaries is a party or (vi) require the Company or any of its Subsidiaries to (A) pass resolutions or consents, approve or authorize the execution of, or execute any document, agreement, certificate or instrument or take any other corporate action with respect to the Financing that is not contingent on the Closing or that would be effective prior to the Effective Time or (B) provide or cause its legal counsel to provide any legal opinions.

(e) Parent (i) will promptly, upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs and expenses incurred by the Company and its Subsidiaries in connection with any cooperation requested by Parent from the Company or its Subsidiaries under this Section 6.14 (provided that such reimbursement shall not include general auditor and legal expenses that the Company would have incurred regardless of whether cooperation was requested pursuant to this Section 6.14), (ii) acknowledges and agrees that, except for obligations from and after the Closing that arise under the definitive agreements governing the Financing or closing certificates relating to the Financing, the Company, its Subsidiaries and their respective Representatives shall not have any responsibility for, or incur any liability to, any person under any arrangement with respect to the Financing that Parent may request in connection with the transactions contemplated by this Agreement and (iii) will indemnify and hold harmless the Company and its affiliates from and against any and all losses actually suffered or incurred by any of them of any type in connection with the arrangement of any Financing and any information provided or used in connection therewith (other than to the extent suffered, incurred or arising as a result of (x) information provided by or on behalf of the Company, its Subsidiaries or any of their respective affiliates or Representatives in connection with the Financing, (y) a material breach of this Agreement by the Company, its Subsidiaries or any of their respective affiliates or Representatives or (z) the bad faith, willful misconduct, gross negligence or fraud of the Company, its Subsidiaries or any of their respective affiliates or Representatives).

(f) The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Financing; provided that such logos are used solely in a manner that is not intended to, nor reasonably likely to, harm or disparage the Company or its Subsidiaries or the Company’s or its Subsidiaries’ reputation or goodwill.

(g) For purposes of this Agreement:

(i) “Financing Sources” means the parties named in the Commitment Letter or any joinder agreements thereto (or any similar agreement pursuant to which the Commitment Letter is modified solely to add lenders, lead arrangers, bookrunners, syndication agents or similar entities as parties thereto who had not executed the Commitment Letter as of the date hereof) (and their respective successors and permitted assigns) as having committed to provide or arrange any portion of the Financing; and

(ii) “Financing Parties” means the persons (other than Parent or any of its Subsidiaries) that have committed to provide or arrange any portion of any Financing or have otherwise entered into agreements in connection with any Financing or other financing in connection with the transactions contemplated hereunder and the parties to any commitment letter, engagement letter, credit agreement, underwriting agreement, purchase agreement, indenture or other agreement in connection with the Financing, including any Financing Source, and any arranger, bookrunner, underwriter, initial purchaser, placement agent, administrative or collateral agent, trustee or similar representative in connection with any portion of the Financing, together with, in each case, their respective affiliates, and their and their respective affiliates’ Representatives.

6.15 Transition. As promptly as reasonably practicable after the date hereof, and in all cases subject to applicable Law, upon the reasonable request of Parent, the Company shall, and shall cause its Subsidiaries to, during normal business hours, reasonably cooperate with Parent and its Subsidiaries to facilitate the integration of the parties and their respective businesses effective as of the Closing Date or such later date as may be determined by Parent. Without limiting the generality of the foregoing, from the date hereof through the Closing Date, and consistent with the performance of their day-to-day operations and the continuous operation of the Company and its Subsidiaries in the ordinary course of business consistent with past practices, and subject to any requirements under applicable Law, the Company shall use reasonable best efforts to cause the employees and officers of the Company and its Subsidiaries to take reasonable actions and assist Parent in performing all tasks, including providing assistance with respect to conversion planning and customer communications and notices (including joint communications and notices relating to anticipated account changes or systems conversion), reasonably required to result in a successful transition and integration at the Closing or such later date as may be determined by Parent. Neither the Company nor any of its Subsidiaries shall be required to take any action under this Section 6.15 if such action would unduly disrupt the Company’s business.

6.16 Stock Exchange Delisting.

(a) Prior to the Closing Date, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the NYSE to enable the delisting by the Surviving Corporation of the Company Class A Common Stock from the NYSE and the deregistration of the Company Class A Common Stock under the Exchange Act effective as of immediately following the Effective Time.

(b) Prior to the Closing Date, the Company shall use reasonable best efforts to take, or cause to be taken, all actions reasonably necessary to cause the listing of the Company Class A Common Stock on the standard segment of the Official List of the FCA and admission to trading of the Company Class A Common Stock on the main market of the LSE for listed securities to be cancelled, effective prior to, but in no event later than, the Effective Time.

6.17 Employee Cooperation. Between the date of this Agreement and the Closing Date, the Company and Parent shall, and subject in all cases to applicable Law, (a) work together in good faith to identify key employees of the Company and the Company Subsidiaries and Parent and the Parent Subsidiaries (such employees, “Key Employees”), including providing any information as reasonably requested by Parent or the Company, as applicable, about individual employees and groups of employees with respect to their roles, job descriptions, performance, compensation levels, retention risk factors and other similar information, and (b) to the extent determined by the parties to be reasonable and appropriate in light of mutual retention and incentive objectives, cooperate in good faith to help establish and implement any employee retention and transition incentive programs designed to encourage the retention and performance of Key Employees.

6.18 Tax Matters. For U.S. federal income tax purposes, it is intended that (a) the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and (b) with respect to the Merger (or any Alternative Transaction), this Agreement will constitute a “plan of reorganization” for purposes of Sections 354 and 361 of the Code. Each of the Company and Parent shall, and shall cause each of their respective Subsidiaries to, use its reasonable best efforts to cause the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In the event that Opinion Counsel is not able to deliver the Tax Opinion with respect to the Merger, each of the Company and Parent shall, and shall cause each of their respective Subsidiaries to, use its reasonable best efforts to (i) cause the Surviving Corporation to, immediately following the Merger, merge with and into a newly-formed limited liability company wholly-owned by Parent and treated as a disregarded entity for U.S. federal income tax purposes, in a transaction described in Revenue Ruling 2001-46, 2001-2 C.B. 321, which, taken together with the Merger, qualifies as a “reorganization” within the meaning of Section 368(a) of the Code and (ii) if necessary or helpful to implement the transactions described in clause (i), cause a new holding company to acquire the Company (in a transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code) prior to the Merger and to participate in the Merger and the transaction described in clause (i) in lieu of the Company (each of the transaction described in clause (ii) of this sentence, and the Merger taken together with the transaction described in clause (i) of this sentence, an “Alternative Transaction”); provided, however, that any actions taken pursuant this sentence (A) shall not (1) without the consent of the Company and Parent, alter or change the amount, nature or mix of the Merger Consideration or (2) impose any material incremental economic costs on Parent or the Company or reduce the anticipated benefits to Parent or the Company of the Merger or the other transactions contemplated hereby in any material respect and (B) shall be capable of consummation by the Termination Date. Each of the Company and Parent shall, and Parent shall cause Merger Sub to, cooperate with one another and Opinion Counsel in obtaining (x) an opinion of Opinion Counsel, addressed to the Company and dated as of the Closing Date, substantially to the effect that, for U.S. federal income tax purposes, the Merger or any Alternative Transaction will constitute a “reorganization” within the meaning of Section 368 of the Code, and (y) any similar opinion to be delivered in connection with the filing of the S-4 (each, a “Tax Opinion”). In connection therewith, each of the Company and Parent shall use their reasonable best efforts to deliver to Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”), or another nationally recognized law firm engaged by the Company (together with Skadden, “Opinion Counsel”), representation letters, in form and substance reasonably acceptable to Opinion Counsel. Each such representation letter shall be dated as of the Closing Date or such time or times as may be reasonably requested by Opinion Counsel. If Opinion Counsel delivers a Tax Opinion at the Closing, Parent and the Company shall not, and shall cause their Subsidiaries not to, take any position inconsistent with the conclusions of such Tax Opinion on any Tax Return or otherwise for Tax purposes.

6.19 Treatment of Company Indebtedness. At least two business days prior to the Closing Date, the Company will use its reasonable best efforts to cause to be delivered to Parent a payoff letter required to effect or evidence the release described in clause (ii) below (the “Payoff Letter”), in customary form, to be executed and delivered as of the Closing by the administrative agent (the “Existing Agent”) under the Company’s Third Amended and Restated Loan Agreement dated as of January 16, 2018 (as amended prior to the date hereof, the “Existing Credit Agreement”), which shall (i) indicate the total amount necessary for the Company to repay and discharge in full all amounts outstanding pursuant to the terms of the Existing Credit Agreement (other than for customary indemnity and other contingent obligations that expressly survive by their terms) (such amount, the “Payoff Amount”), (ii) provide for the release, upon payment of the Payoff Amount at the Closing (or replacement, cash collateralization or backstop of existing letters of credit), of all liens of the Existing Agent securing obligations under the Existing Credit Agreement over the properties and assets of the Company and each of its Subsidiaries (other than any cash that is used to cash collateralize existing letters of credit, if applicable) that constitute collateral under the Existing Credit Agreement and any equity interests of the Company or any of its Subsidiaries that constitute collateral under the Existing Credit Agreement and

(iii) evidence the termination or other satisfaction, upon payment of the Payoff Amount at the Closing (or replacement, cash collateralization or backstop of existing letters of credit), of all obligations under the Existing Credit Agreement (other than for customary indemnity obligations that expressly survive by their terms). The Company shall deliver (by the applicable date required under the terms of the Existing Credit Agreement) any notices (including notices of prepayment) necessary to permit the prepayment, payoff, discharge and termination in full at the Closing of all indebtedness under the Existing Credit Agreement on the Closing Date.

6.20 Exchange of Class B Units. The Company shall, or shall cause one of its Subsidiaries to effect, concurrently with the Closing and effective immediately prior to the Closing, the mandatory exchange of any outstanding Class B Units for Company Class A Common Stock, pursuant to Section 2.1(b) of the Exchange Agreement and the resulting cancellation of the Class B Units and Class B Common Stock pursuant to Sections 2.1(b) and (c) of the Exchange Agreement, Section 3.2(a)(1) of the Second Amended and Restated Limited Liability Company Agreement of Worldpay Holding, LLC and Article IV, Section (3)(e)(3) of the Company Charter.

ARTICLE VII

CONDITIONS PRECEDENT

7.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of the parties to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) Stockholder Approval and Shareholder Approval. This Agreement shall have been adopted by the stockholders of the Company by the Requisite Company Vote, and the Parent Share Issuance shall have been approved by the shareholders of Parent by the Requisite Parent Vote.

(b) Stock Exchange Listing. The shares of Parent Common Stock that shall be issuable pursuant to this Agreement shall have been authorized for listing on the NYSE, subject to official notice of issuance.

(c) Prospectus. A Prospectus in relation to the Parent Common Stock shall, if required by the Prospectus Rules, have been approved by the FCA or other applicable Governmental Entity and made available to the public in accordance with the Prospectus Rules.

(d) S-4. The S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the S-4 shall have been issued and remain in effect and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn.

(e) No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any Governmental Entity of competent jurisdiction preventing the consummation of the Merger shall be in effect. No Law shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits or makes illegal consummation of the Merger.

(f) Requisite Regulatory Approvals. (i) (A) Any applicable waiting period under the HSR Act shall have been expired or been earlier terminated and any timing agreement delaying the Closing entered into in connection therewith shall have expired (the “HSR Clearance”) and (B) all other authorizations, consents, orders, approvals, filings and declarations (and all other expirations of waiting periods) required pursuant to other antitrust or competition Laws of non-U.S. jurisdictions set forth in Section 7.1(f)(i)(B) of the Parent Disclosure Schedule, shall have been obtained, and (ii) those regulatory approvals set forth in Section 7.1(f)(ii) of the Parent Disclosure Schedule shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired or been terminated (such approvals, in the foregoing clauses (i) and (ii), together, the “Requisite Regulatory Approvals”).

7.2 Conditions to Obligations of Parent and Merger Sub. The obligation of Parent and Merger Sub to effect the Merger is also subject to the satisfaction, or waiver by Parent, at or prior to the Effective Time, of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Company set forth (i) in Sections 3.2(a) and 3.8(a) (in each case, after giving effect to the lead in to Article III) shall be true and correct (other than, in the case of Section 3.2(a), such failures to be true and correct as are de minimis), in each case, as of the date of this Agreement and (except to the extent such representations and warranties are made solely as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, and (ii) in Sections 3.1(a), 3.3(a) and 3.7 (in each case, after giving effect to the lead in to Article III) shall be true and correct in all material respects, in each case, as of the date of this Agreement and (except to the extent such representations and warranties are made solely as of an earlier date) as of the Closing Date as though made on and as of the Closing Date. All other representations and warranties of the Company set forth in Article III shall be true and correct (determined without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead in to Article III) as of the date of this Agreement and (except to the extent such representations and warranties are made solely as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, except for any failure(s) of such representations and warranties to be so true and correct that, either individually or in the aggregate, has not had or would not reasonably be likely to have a Material Adverse Effect on the Company. Parent shall have received a certificate signed on behalf of the Company by a duly authorized officer of the Company to the foregoing effect.

(b) Performance of Obligations of the Company. The Company shall have performed and complied with, in all material respects, the obligations required to be performed and complied with by it under this Agreement at or prior to the Closing (other than the obligations required under Section 6.20, if applicable, which shall have been performed and complied with in all respects at or prior to the Closing), and Parent shall have received a certificate signed on behalf of the Company by an officer of the Company to such effect.

7.3 Conditions to Obligations of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction, or waiver by the Company, at or prior to the Effective Time, of the following conditions:

(a) Representations and Warranties. The representations and warranties of Parent set forth (i) in Sections 4.2(a) and 4.8(a) (in each case, after giving effect to the lead in to Article IV) shall be true and correct (other than, in the case of Section 4.2(a), such failures to be true and correct as are de minimis), in each case, as of the date of this Agreement and (except to the extent such representations and warranties are made solely as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, and (ii) in Sections 4.1(a), 4.3(a) and 4.7 (in each case, after giving effect to the lead in to Article IV) shall be true and correct in all material respects, in each case, as of the date of this Agreement and (except to the extent such representations and warranties are made solely as of an earlier date) as of the Closing Date as though made on and as of the Closing Date. All other representations and warranties of Parent set forth in Article IV shall be true and correct (determined without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead in to Article IV) as of the date of this Agreement and (except to the extent such representations and warranties are made solely as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, except for any failure(s) of such representations and warranties to be so true and correct that, either individually or in the aggregate, has not had or would not reasonably be likely to have a Material Adverse Effect on Parent. The Company shall have received a certificate signed on behalf of Parent by a duly authorized officer of Parent to the foregoing effect.

(b) Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed and complied with, in all material respects, the obligations required to be performed and complied with by it under this Agreement at or prior to the Closing, and the Company shall have received a certificate signed on behalf of Parent by an officer of Parent to such effect.

ARTICLE VIII

TERMINATION AND AMENDMENT

8.1 Termination. This Agreement may be terminated at any time prior to the Effective Time:

(a) by mutual consent of Parent and the Company in a written instrument;

(b) by either Parent or the Company if (i) any Governmental Entity required to grant a Requisite Regulatory Approval has denied approval of the Merger and such denial has become final and non-appealable or (ii) any Governmental Entity of competent jurisdiction shall have issued a final non-appealable order, injunction or decree permanently enjoining or otherwise prohibiting or making illegal the consummation of the Merger (unless the occurrence of the foregoing clauses (i) or (ii) shall be due to the failure of the party seeking to terminate this Agreement to perform or comply with the covenants and agreements of such party set forth herein);

(c) by either Parent or the Company if the Merger shall not have been consummated on or before March 17, 2020 (the “Initial Termination Date,” and, as it may be extended below, the “Termination Date”); provided that, if, on the Initial Termination Date, any of the Requisite Regulatory Approvals shall not have been obtained and all of the other conditions set forth in Article VII have been satisfied or waived (other than those conditions that by their nature can only be satisfied at the Closing), the Initial Termination Date may be extended by either Parent or the Company to June 17, 2020 (the “Extended Termination Date”) on written notice to the other party on or by the Initial Termination Date; provided further that, notwithstanding the foregoing, if the failure of the Closing to occur by the Initial Termination Date or the Extended Termination Date, as applicable, shall be due to the failure of the party seeking to terminate this Agreement or to extend the Termination Date, as applicable, to perform or observe the covenants and agreements of such party set forth herein, such party shall not have the right to seek to terminate this Agreement or to extend the Termination Date, as applicable;

(d) by either Parent or the Company (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a breach of any of the covenants or agreements or any of the representations or warranties (or any such representation or warranty shall cease to be true) set forth in Article III on the part of the Company, in the case of a termination by Parent, or in Article IV on the part of Parent or Merger Sub, in the case of a termination by the Company, which breach or failure to be true, either individually or in the aggregate with all other breaches by such party (or failures of such representations or warranties to be true), would constitute, if occurring or continuing on the date on which the Closing would otherwise have been required to occur pursuant to Section 1.2, the failure of a condition set forth in Section 7.2(a) or 7.2(b), in the case of a termination by Parent, or Section 7.3(a) or 7.3(b), in the case of a termination by the Company, and which (i) is not cured within the earlier of (A) the Termination Date and (B) sixty (60) days following written notice to the Company, in the case of a termination by Parent, or Parent, in the case of a termination by the Company, or (ii) by its nature or timing cannot be cured;

(e) by Parent prior to such time as the Requisite Company Vote is obtained, if the Company Board shall have (i) failed to recommend in the Joint Statement that the stockholders of the Company adopt this Agreement, (ii) effected a Change in Company Recommendation or (iii) submitted this Agreement to holders of Company Common Stock for adoption without a recommendation for adoption;

(f) by the Company prior to such time as the Requisite Parent Vote is obtained, if the Parent Board shall have (i) failed to recommend in the Joint Statement that the shareholders of Parent approve the Parent Share Issuance, (ii) effected a Change in Parent Recommendation, or (iii) submitted the Parent Share Issuance to holders of Parent Common Stock for approval without a recommendation for approval;

(g) by either Parent or the Company if the Requisite Company Vote shall not have been obtained by the time that the duly convened Company Meeting (including any adjournments or postponements thereof) shall have been concluded; or

(h) by either Parent or the Company if the Requisite Parent Vote shall not have been obtained by the time that the duly convened Parent Meeting (including any adjournments or postponements thereof) shall have been concluded.

The party desiring to terminate this Agreement pursuant to clause (b), (c), (d), (e), (f), (g) or (h) of this Section 8.1 shall give written notice of such termination to the other party in accordance with Section 9.5, specifying the provision or provisions hereof pursuant to which such termination is effected and the basis for such termination, described in reasonable detail.

8.2 Effect of Termination.

(a) In the event of termination of this Agreement by either Parent or the Company as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, and none of Parent, Merger Sub, the Company, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby; provided that (i) Section 6.2(b), Section 6.2(d), Section 6.14 and this Section 8.2 and Article IX shall survive any termination of this Agreement, and (ii) notwithstanding anything to the contrary contained in this Agreement, none of Parent, Merger Sub or the Company shall be relieved or released from any liabilities or damages arising out of its intentional fraud in the making of its representations and warranties in Article III or Article IV, as applicable, or its willful and material breach (with actual knowledge, or knowledge that a person acting reasonably under the circumstances should have, that such party’s act or failure to act would reasonably be expected to result in a breach) of any of its covenants or agreements contained in this Agreement.

(b) (i) In the event that (A) after the date of this Agreement and prior to the termination of this Agreement, a bona fide Acquisition Proposal shall have been made known to the Company Board or directly to the Company’s stockholders generally or any person shall have publicly announced a bona fide Acquisition Proposal with respect to the Company, (B) such Acquisition Proposal shall not have been withdrawn, (C) thereafter this Agreement is terminated (1) by either Parent or the Company pursuant to Section 8.1(c) without the Requisite Company Vote having been obtained, (2) by either Parent or the Company pursuant to Section 8.1(g), as a result of the Requisite Company Vote not having been obtained, or (3) by Parent pursuant to Section 8.1(d), and (D) prior to the date that is twelve (12) months after the date of such termination, the Company enters into a definitive agreement providing for, or consummates, a transaction with respect to an Acquisition Proposal (whether or not the same Acquisition Proposal as that referred to above), then the Company shall, on the earlier of the date it enters into such definitive agreement and the date of consummation of such transaction, pay Parent, by wire transfer of same day funds, a fee equal to $1,000,000,000.00 (the “Termination Fee”); provided that, for purposes of this Section 8.2(b), all references in the definition of Acquisition Proposal to “25%” shall instead refer to “50%.”

(ii) In the event that this Agreement is terminated by Parent pursuant to Section 8.1(e), then the Company shall pay Parent, by wire transfer of same day funds, the Termination Fee as promptly as reasonably practicable after the date of termination (and, in any event, within three (3) business days thereafter).

(c) (i) In the event that (A) after the date of this Agreement and prior to the termination of this Agreement, a bona fide Acquisition Proposal shall have been made to the Parent Board or directly to Parent’s shareholders generally or any person shall have publicly announced a bona fide Acquisition Proposal with respect to Parent, (B) such Acquisition Proposal shall not have been withdrawn, (C) thereafter this Agreement is terminated (1) by either Parent or the Company pursuant to Section 8.1(c) without the Requisite Parent Vote having been obtained, (2) by either Parent or the Company pursuant to Section 8.1(h), as a result of the Requisite Parent Vote not having been obtained, or (3) by the Company pursuant to Section 8.1(d), and (D) prior to the date that is twelve (12) months after the date of such termination, Parent enters into a definitive agreement providing for, or consummates, a transaction with respect to an Acquisition Proposal (whether or not the same Acquisition Proposal as that referred to above), then Parent shall, on the earlier of the date it enters into such definitive agreement and the date of consummation of such transaction, pay the Company, by wire transfer of same day funds, a fee equal to the Termination Fee; provided that, for purposes of this Section 8.2(c), all references in the definition of Acquisition Proposal to “25%” shall instead refer to “50%.”

(ii) In the event that this Agreement is terminated by the Company pursuant to Section 8.1(f), then Parent shall pay, or cause to be paid, to the Company, by wire transfer of same day funds, the Termination Fee as promptly as reasonably practicable after the date of termination (and, in any event, within three (3) business days thereafter).

(d) The parties hereby agree that, if payable, the Termination Fee shall constitute liquidated damages and not a penalty and, in the event of a termination of this Agreement under circumstances where the Termination Fee is payable, receipt of the Termination Fee by the Company or Parent, as applicable, shall be the sole and exclusive remedy for damages against the other party and the Financing Parties for any loss suffered as a result of any breach of any representation, warranty, covenant or agreement set forth in this Agreement or the failure of the transactions contemplated hereby to be consummated, except in the circumstances set forth in clause (ii) of the proviso set forth in Section 8.2(a). In no event shall either the Company or Parent, as applicable, be obligated to pay more than one (1) Termination Fee.

(e) Each of Parent and the Company acknowledges that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other party would not enter into this Agreement; accordingly, if either Parent or the Company fails promptly to pay the amount due pursuant to this Section 8.2 when due, and, in order to obtain such payment, the Company or Parent, as applicable, commences a suit which results in a final, non-appealable judgment of a Chosen Court against Parent or the Company, as applicable, for the Termination Fee or any portion thereof, Parent or the Company, as applicable, shall (i) pay the costs and expenses of the Company or Parent, as applicable (including reasonable attorneys’ fees and expenses), in connection with such suit and (ii) pay interest on any overdue amounts (for the period commencing as of the date that such overdue amount was originally required to be paid and ending on the date that such overdue amount is actually paid in full) at a rate per annum equal to the “prime rate” (as announced by Citibank, N.A. or any successor thereto) in effect on the date on which such payment was required to be made for the period commencing as of the date that such overdue amount was originally required to be paid. The parties hereto further acknowledge and agree that nothing in this Section 8.2 shall be deemed to affect their right to specific performance under Section 9.13.

ARTICLE IX

GENERAL PROVISIONS

9.1 Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for those covenants and agreements contained herein and therein which by their terms apply or are to be performed in whole or in part after the Effective Time.

9.2 Amendment. Subject to compliance with applicable Law, this Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards, as applicable, at any time before or after approval of the matters presented in connection with the Merger by the shareholders of Parent or the stockholders of the Company; provided, however, that, after the approval of the Parent Share Issuance by the shareholders of Parent or the adoption of this Agreement by the stockholders of the Company, there may not be, without further approval of such shareholders or stockholders, as applicable, any amendment of this Agreement that requires further shareholder or stockholder approval under applicable Law. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the parties and duly approved by the parties’ respective Boards or a duly authorized committee thereof. Notwithstanding anything to the contrary in this Agreement, none of the provisions of which the Financing Parties are expressly made third-party beneficiaries pursuant to Section 9.12 (and in each case any related definitions to the extent a modification, waiver or termination of such definitions would modify the substance of any such provisions) may be modified, amended or waived in a manner adverse to any Financing Party without the prior written consent of the relevant Financing Party.

9.3 Extension; Waiver. At any time prior to the Effective Time, the parties hereto, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the agreements or satisfaction of any conditions contained herein; provided, however, that, after the approval of the Parent Share Issuance by the shareholders of Parent or the adoption of this Agreement by the stockholders of the Company, there may not be, without further approval of such shareholders or stockholders, as applicable, any extension or waiver of this Agreement or any portion thereof that requires further shareholder or stockholder approval under applicable Law. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

9.4 Expenses. Except (a) with respect to (i) costs and expenses of printing and mailing the Joint Statement or the Prospectus, if applicable and all filing and other fees paid to the SEC or FCA, as applicable, in connection with the Merger and (ii) the filings of the premerger notification and report forms under the HSR Act and similar laws of other jurisdictions (including filing fees), in each case, which shall be borne equally by Parent and the Company, and (b) as otherwise provided in Section 8.2, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated.

9.5 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by email, (b) on the first (1st) business day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the fifth (5th) business day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

if to Parent or Merger Sub, to:

Fidelity National Information Services, Inc.

601 Riverside Ave., T-12

Jacksonville, FL 32204

Attention: Marc M. Mayo

E-mail:     marc.mayo@fisglobal.com

With a copy (which shall not constitute notice) to:

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

Attention: Robert S. Rachofsky, Esq.

                  Adam M. Turteltaub, Esq.

E-mail:     rrachofsky@willkie.com

                  aturteltaub@willkie.com

and

if to the Company, to:

Worldpay, Inc.

8500 Governor’s Hill Drive

Maildrop 1GH1Y1

Cincinnati, OH 45249-1384

Attention:  Jared M. Warner

E-mail:      jared.warner@worldpay.com

With a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, NY 10036

Attention: Peter Allan Atkins, Esq.

                 David C. Ingles, Esq.

                 Sven G. Mickisch, Esq.

E-mail:     peter.atkins@skadden.com

                 david.ingles@skadden.com

                 sven.mickisch@skadden.com

9.6 Interpretation. The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” Whenever the words “hereof,” “hereby,” “herein,” “hereunder” or similar terms are used in this Agreement, they shall be deemed to refer to this Agreement as a whole and not to any particular Article or Section in which such words appear. Whenever the words “to the extent” are used in this Agreement, they shall mean “the degree by which” and not merely “if.” References to “the date hereof” shall mean the date of this Agreement. As used in this Agreement, the “knowledge” of the Company means the actual knowledge of any of the officers of the Company listed on Section 9.6 of the Company Disclosure Schedule, and the “knowledge” of Parent means the actual knowledge of any of the officers of Parent listed on Section 9.6 of the Parent Disclosure Schedule. As used herein, (a) “business day” means any day other than a Saturday, a Sunday or a day on which banks in New York, New York are authorized by Law or executive order to be closed, (b) the term “person” means any individual, corporation (including not-for-profit), general or limited partnership (or series thereof), limited liability company (or series thereof), joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature, (c) an “affiliate” of a specified person is any person that directly or indirectly controls, is controlled by, or is under common control with, such specified person, and (d) the term “made available” means any document or other information that was (i) provided by one party or its Representatives to the other party or its Representatives, (ii) included in the virtual data room of a party or (iii) filed by a party with the SEC and publicly available on the Electronic Data Gathering, Analysis and Retrieval (EDGAR) database of the SEC, in each case, not less than one (1) day prior to the execution and delivery of this Agreement. The Company Disclosure Schedule and the Parent Disclosure Schedule, as well as all other schedules and all exhibits hereto, shall be deemed part of this Agreement, incorporated herein for all purposes and included in any reference to this Agreement. References to any statute or regulation refer to such statute or regulation as amended, modified, supplemented or replaced from time to time (and, in the case of statutes, including any rules and regulations promulgated thereunder) and reference to any section of any statute or regulation include any successor to such section. All references to

“dollars” or “$” in this Agreement are to United States dollars. Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless business days are specified.

9.7 No Other Representations or Warranties.

(a) Except for the representations and warranties made by the Company in Article III, neither the Company nor any other person, makes any express or implied representation or warranty with respect to the Company, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and the Company hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither the Company nor any other person, makes or has made to Parent, Merger Sub or any of their respective affiliates or Representatives, and Parent hereby confirms and agrees that neither Parent, Merger Sub or any of their respective affiliates is relying on, any representation or warranty with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to the Company, any of its Subsidiaries or their respective businesses, or (ii) except for the representations and warranties made by the Company in Article III, any oral or written information presented to Parent, Merger Sub or any of their respective affiliates or Representatives, including during the course of their due diligence investigation of the Company, the negotiation of this Agreement or in the course of the transactions contemplated hereby. The Company acknowledges and agrees that none of Parent, Merger Sub or any other person has made or is making any express or implied representation or warranty other than those contained in Article IV.

(b) Except for the representations and warranties made by Parent and Merger Sub in Article IV, none of Parent, Merger Sub nor any other person makes any express or implied representation or warranty with respect to any of Parent, its Subsidiaries (including Merger Sub), or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and each of Parent and Merger Sub hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, none of Parent, Merger Sub or any other person makes or has made to the Company or any of its affiliates or Representatives, and the Company hereby confirms and agrees that neither the Company nor any of its affiliates is relying on, any representation or warranty with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to Parent, Merger Sub, any of their respective Subsidiaries or their respective businesses, or (ii) except for the representations and warranties made by Parent and Merger Sub in Article IV, any oral or written information presented to the Company or any of its affiliates or Representatives, including during the course of their due diligence investigation of Parent, the negotiation of this Agreement or in the course of the transactions contemplated hereby. Each of Parent and Merger Sub acknowledges and agrees that neither the Company nor any other person has made or is making any express or implied representation or warranty other than those contained in Article III.

9.8 Counterparts. This Agreement may be executed in two or more counterparts (including by facsimile or other electronic means), all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

9.9 Entire Agreement. This Agreement (including the Company Disclosure Schedule and the Parent Disclosure Schedule, as well as all other schedules and all exhibits hereto and any certificates executed or delivered by any of the parties pursuant hereto) together with the Confidentiality Agreement constitutes the entire agreement among the parties and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

9.10 Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF

ANY SUIT, ACTION OR OTHER PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT (INCLUDING ANY DISPUTE INVOLVING ANY FINANCING PARTY OR ARISING OUT OF OR RELATING TO THE FINANCING OR THE COMMITMENT LETTER OR THE PERFORMANCE OF SERVICES THEREUNDER OR RELATED THERETO). EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.10.

9.11 Governing Law; Jurisdiction.

(a) This Agreement shall be governed and construed in accordance with the laws of the State of Delaware, without regard to any applicable conflicts of law that would cause the application of the laws of any jurisdiction other than the State of Delaware (except that matters relating to the fiduciary duties of the Parent Board shall be governed and construed in accordance with the laws of the State of Georgia).

(b) Each party agrees that it will bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contemplated hereby exclusively in the Court of Chancery of the State of Delaware (or, only if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any federal court sitting in the State of Delaware) (the “Chosen Courts”), and, solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party and (iv) agrees that service of process upon such party in any such action or proceeding will be effective if notice is given in accordance with Section 9.5.

(c) Notwithstanding anything in this Agreement to the contrary, each party hereto acknowledges and irrevocably agrees that all claims or causes of action (whether at law, in equity, in contract, in tort or otherwise) involving any of the Financing Parties in any way relating to this Agreement or any of the transactions contemplated by this Agreement, the Financing, the Commitment Letter or any other agreement relating to the Financing, or the performance thereof or the financings contemplated thereby shall be exclusively governed by, and construed in accordance with, the internal laws of the State of New York, without regard to the conflict of law principles thereof to the extent that such principles would have the effect of applying the laws of, or directing a matter to, another jurisdiction, and each party agrees not to bring or support, or permit any of its affiliates to bring or support, any person in any action of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, involving any of the Financing Parties in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the Financing, the Commitment Letter or any other agreement relating to the Financing, or the performance thereof or the financings contemplated thereby, in any forum other than the federal and New York state courts located in the Borough of Manhattan within the City of New York, and any appellate court thereof and each party hereto submits for itself and its property with respect to any such action to the exclusive jurisdiction of such court.

9.12 Assignment; Third-Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise, other than, following the Closing, by operation of law in a merger) without the prior written consent of the other parties. Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise specifically provided in Section 6.6, which is intended to benefit each Company Indemnified Party and his or her heirs and representatives, and Section 9.16, which is intended to benefit each Company Party to the extent set forth therein, this Agreement (including the documents and instruments referred to herein) is not intended to and does not confer upon any person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. The representations and warranties in this Agreement are qualified by disclosures set forth in public filings and the applicable disclosure schedule and are the product of negotiations among the parties hereto and are for the sole benefit of the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance herewith without notice or liability to any other person. Persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date. Except as provided in Section 6.6 and the last sentence of Section 9.2, notwithstanding any other provision in this Agreement to the contrary, no consent, approval or agreement of any third party beneficiary will be required to amend, modify or waive any provision of this Agreement. Notwithstanding the foregoing, each of the Financing Parties shall be an express third-party beneficiary of and shall be entitled to rely on Section 8.2(d), the last sentence of Section 9.2, Section 9.10, Section 9.11(c), this sentence of this Section 9.12 and Section 9.16 and each of the Financing Parties may enforce such provisions. No assignment or purported assignment of this Agreement by any party hereto shall be valid if and to the extent such assignment adversely affects the treatment of the Merger under Section 368(a) of the Code and the Treasury Regulations promulgated thereunder.

9.13 Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached. Accordingly, the parties shall be entitled to specific performance of the terms of this Agreement, including an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the parties’ obligation to consummate the Merger), in addition to any other remedy to which they are entitled at law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security or a bond as a prerequisite to obtaining equitable relief.

9.14 Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction such that the invalid, illegal or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable.

9.15 Delivery by Facsimile or Electronic Transmission. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent executed and delivered by means of a facsimile machine or by e-mail delivery of a “.pdf” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or e-mail delivery of a “.pdf” format data file to deliver a signature to this Agreement or any amendment hereto or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or e-mail delivery of a “.pdf” format data file as a defense to the formation of a contract and each party hereto forever waives any such defense.

9.16 No Recourse. Notwithstanding anything that may be expressed or implied in this Agreement or any document, agreement, or instrument delivered contemporaneously herewith, in no event shall any Financing Party have any liability or obligation to, or be subject to any action, suit, proceeding or claim from the Company, its affiliates, or its or its affiliates’ respective former, current or future general or limited partners, stockholders, managers, members, controlling persons, agents or Representatives (collectively, the “Company Parties”) in connection with this Agreement, the transactions contemplated hereby, any Financing or otherwise, whether at law or equity, in contract, in tort or otherwise, and none of Company Parties will have any rights or claims against any Financing Party (solely in its capacity as a Financing Party) under this Agreement or any other agreement contemplated by, or entered into in connection with the transactions contemplated by, this Agreement, including any commitments by the Financing Parties in respect of financing the transactions contemplated by this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

FIDELITY NATIONAL INFORMATION SERVICES, INC.

By:	/s/ Gary A. Norcross
Name: Gary A. Norcross
Title: President and Chief Executive Officer

WRANGLER MERGER SUB, INC.

By:	/s/ Gary A. Norcross
Name: Gary A. Norcross
Title: President and Chief Executive Officer

WORLDPAY, INC.

By:	/s/ Charles Drucker
Name: Charles Drucker
Title: Executive Chairman & Chief Executive Officer

[Signature Page — Agreement and Plan of Merger]

Annex B

Centerview Partners LLC

31 West 52nd Street

New York, NY 10019

March 16, 2019

The Board of Directors

Fidelity National Information Services, Inc.

601 Riverside Avenue

Jacksonville, Florida 32204

The Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to Fidelity National Information Services, Inc., a Georgia corporation (“Parent”), of the Consideration (as defined below) proposed to be paid by Parent pursuant to the Agreement and Plan of Merger proposed to be entered into (the “Agreement”) by and among Parent, Wrangler Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), and Worldpay, Inc., a Delaware corporation (the “Company”). The Agreement provides that Merger Sub will be merged with and into the Company (the “Merger” and, collectively with the other transactions contemplated by the Agreement, the “Transaction”), as a result of which the Company will become a wholly owned subsidiary of Parent and each issued and outstanding share of Class A common stock, par value $0.00001, of the Company (the “Company Shares”) immediately prior to the effective time of the Merger (other than (i) Company Shares owned by the Company as treasury stock or otherwise owned by the Company, Parent or any of their respective direct or indirect subsidiaries (in each case, other than Company Shares held in any Company Benefit Plans (as defined in the Agreement) or otherwise held on behalf of a third party), (ii) Company Shares in respect of which the holder has properly exercised appraisal rights and (iii) awards of restricted Company Shares) will be converted into the right to receive (i) 0.9287 shares (the “Share Consideration”) of common stock, par value $0.01 per share, of Parent (the “Parent Shares”) and (ii) $11.00 in cash without interest thereon (the “Cash Consideration” and taken together (and not separately) with the Share Consideration, the “Consideration”). The terms and conditions of the Transaction are more fully set forth in the Agreement.

We have acted as financial advisor to Parent in connection with the Transaction. We will receive a fee for our services in connection with the Transaction, a portion of which is payable upon the rendering of this opinion and a substantial portion of which is contingent upon the consummation of the Merger. In addition, Parent has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement.

We are a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the past two years, we have been engaged to provide certain financial advisory services to Parent, including in connection with the sale of a majority ownership stake in its Capco business in 2017, and we have received compensation from Parent for such services. In 2017, we were engaged by the Company in connection with its acquisition of Worldpay Group plc, for which we received compensation. We may provide investment banking and other services to or with respect to the Company or Parent or their respective affiliates in the future, for which we may receive compensation.

B-1

31 WEST 52ND STREET, 22ND FLOOR, NEW YORK, NY 10019

PHONE: (212) 380-2650    FAX: (212) 380-2651    WWW.CENTERVIEWPARTNERS.COM

NEW   YORK     •     LONDON     •     SAN   FRANCISCO     •     PALO   ALTO     •     LOS   ANGELES

Board of Directors

Fidelity National Information Services, Inc.

March 16, 2019

Certain (i) of our and our affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of our affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, Parent or any of their respective affiliates, or any other party that may be involved in the Transaction.

In connection with this opinion, we have reviewed, among other things: (i) a draft of the Agreement dated March 14, 2019 (the “Draft Agreement”); (ii) Annual Reports on Form 10-K of the Company for the years ended December 31, 2018, December 31, 2017 and December 31, 2016 and Annual Reports on Form 10-K of Parent for the years ended December 31, 2018, December 31, 2017 and December 31, 2016; (iii) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company and Parent; (iv) certain publicly available research analyst reports for the Company and Parent; (v) certain other communications from the Company and Parent to their respective stockholders; (vi) certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, furnished to us by Parent for purposes of our analysis (collectively, the “Company Internal Data”); (vii) certain financial forecasts, analyses and projections relating to the Company prepared by management of Parent and furnished to us by Parent for purposes of our analysis (the “Company Forecasts”); (viii) certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of Parent, including certain financial forecasts, analyses and projections relating to Parent, on both a stand-alone and pro-forma basis (the “Parent Forecasts”), prepared by management of Parent and furnished to us by Parent for purposes of our analysis (collectively, the “Parent Internal Data”); and (ix) certain cost savings and operating synergies projected by the management of Parent to result from the Transaction furnished to us by Parent for purposes of our analysis (the “Synergies”). We have also participated in discussions with members of the senior management and representatives of Parent and the Company regarding their assessment of the Company Internal Data, the Company Forecasts, the Parent Internal Data (including, without limitation, the Parent Forecasts) and the Synergies, as appropriate, and the strategic rationale for the Transaction. In addition, we reviewed publicly available financial and stock market data, including valuation multiples, for Parent and the Company and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that we deemed relevant. We also compared certain of the proposed financial terms of the Transaction with the financial terms, to the extent publicly available, of certain other transactions that we deemed relevant and conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.

We have assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by us for purposes of this opinion and have, with your consent, relied upon such information as being complete and accurate. In that regard, we have assumed, at your direction, that the Company Internal Data, the Company Forecasts, the Parent Internal Data (including, without limitation, the Parent Forecasts) and the Synergies, have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Parent and the Company, as applicable, as to the matters covered thereby and we have relied, at your direction, on the Company Internal Data, the Company Forecasts, the Parent Internal Data (including, without limitation, the Parent Forecasts) and the Synergies for purposes of our analysis and this opinion. We express no view or opinion as to the Company Internal Data, the Company Forecasts, the Parent Internal Data (including, without limitation, the Parent Forecasts), the Synergies or the assumptions on which they are based. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company or Parent, nor have we been furnished with any such evaluation or appraisal, and we have not been asked to conduct, and did

Board of Directors

Fidelity National Information Services, Inc.

March 16, 2019

not conduct, a physical inspection of the properties or assets of the Company or Parent. We have assumed, at your direction, that the final executed Agreement will not differ in any respect material to our analysis or this opinion from the Draft Agreement reviewed by us and that the representations and warranties made by each party to the Agreement are and will be true and correct in all respects material to our analysis. We have also assumed, at your direction, that the Transaction will be consummated on the terms set forth in the Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to our analysis or this opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change, including any divestiture requirements or amendments or modifications, will be imposed, the effect of which would be material to our analysis or this opinion. We have also assumed that the Transaction will have the tax consequences described in discussions with, and materials furnished to us by, representatives of Parent. We have not evaluated and do not express any opinion as to the solvency or fair value of Parent, the Company or any other person, or the ability of Parent, the Company or any other person to pay its obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters.

We express no view as to, and our opinion does not address, Parent’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to Parent or in which Parent might engage. This opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to Parent of the Consideration to be paid by Parent pursuant to the Agreement. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, or any other agreements or arrangements contemplated by the Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any class of securities, creditors or other constituencies of Parent or any other party. In addition, we express no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of Parent or any party, or class of such persons in connection with the Transaction, whether relative to the Consideration to be paid by Parent pursuant to the Agreement or otherwise. Our opinion, as expressed herein, relates in part to the relative value of the Company and Parent. Our opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, and we do not have any obligation or responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof. We express no view or opinion as to any consequence that may result from the Transaction, including as to the price at which the Parent Shares or Company Shares will trade at any time, including following the announcement or consummation of the Transaction, or as to what the value of Parent Shares actually will be when issued pursuant to the Transaction. Our opinion does not constitute a recommendation to any person as to how such person should vote or otherwise act with respect to the Transaction or any other matter.

Our financial advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of Parent (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. The issuance of this opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Board of Directors

Fidelity National Information Services, Inc.

March 16, 2019

Based upon and subject to the foregoing, including the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth herein, we are of the opinion, as of the date hereof, that the Consideration to be paid by Parent pursuant to the Agreement is fair, from a financial point of view, to Parent.

Very truly yours,

/s/ Centerview Partners LLC
CENTERVIEW PARTNERS LLC

Annex C

PERSONAL AND CONFIDENTIAL

March 17, 2019

Board of Directors

Fidelity National Information Services, Inc.

601 Riverside Avenue

Jacksonville, Florida 32204

Ladies and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to Fidelity National Information Services, Inc. (the “Company”) of the Aggregate Consideration (as defined below) to be paid by the Company for each share of Class A common stock, par value $0.00001 per share (the “Worldpay Common Stock”), of Worldpay, Inc. (“Worldpay”) pursuant to the Agreement and Plan of Merger, dated as of March 17, 2019 (the “Agreement”), by and among the Company, Wrangler Merger Sub, Inc. (“Acquisition Sub”) and Worldpay. Pursuant to the Agreement, Acquisition Sub will be merged with and into Worldpay and each outstanding share of Worldpay Common Stock will be converted into $11.00 in cash (the “Cash Consideration”) and 0.9287 shares of common stock, par value $0.01 per share (the “Company Common Stock”), of the Company (the “Stock Consideration”; taken in the aggregate with the Cash Consideration, the “Aggregate Consideration”).

Goldman Sachs & Co. LLC and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs & Co. LLC and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, Worldpay and any of their respective affiliates and third parties, or any currency or commodity that may be involved in the transaction contemplated by the Agreement (the “Transaction”). We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, the principal portion of which is contingent upon consummation of the Transaction, and the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. At your request, an affiliate of Goldman Sachs & Co. LLC has entered into financing commitments and agreements to provide the Company with a 364-day senior unsecured bridge facility in connection with the consummation of the Transaction, in each case subject to the terms of such commitments and agreements and pursuant to which such affiliate expects to receive compensation. We have provided certain financial advisory and/or underwriting services to Worldpay and/or its affiliates from time to time, including currently acting as corporate broker to Worldpay. In addition, we acted as financial advisor to Worldpay Group PLC in connection with its sale to Worldpay (then known as Vantiv, Inc. (“Vantiv”)) in August 2018 for which our Investment Banking Division has received compensation. We may also in the future provide financial advisory and/or underwriting services to the Company, Worldpay and their respective affiliates for which our Investment Banking Division may receive compensation.

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to shareholders and Annual Reports on Form 10-K of the Company and Worldpay (formerly known as Vantiv) for the five years ended December 31, 2018; certain other communications from the Company and Worldpay to their respective shareholders; certain publicly available research analyst reports for the Company and Worldpay; certain internal financial analyses and forecasts for Worldpay on a stand-alone basis prepared by its management; certain internal financial analyses and forecasts for the Company on a stand-alone basis, certain financial analyses and forecasts for Worldpay on a stand-alone basis, and certain internal financial analyses and forecasts for the Company on a pro-forma basis giving effect to the Transaction, in each case as prepared by the management of the Company and approved for our use by the Company (the “Forecasts”), including certain operating synergies projected by the management of the Company to result from the Transaction, as approved for our use by the Company (the “Synergies”); and certain analyses prepared by the management of the Company related to the expected utilization by Worldpay and the Company of certain tax attributes of Worldpay, as approved for our use by the Company (the “Tax Attributes Forecasts”). We have also held discussions with members of the senior managements of the Company and Worldpay regarding their assessment of the past and current business operations, financial condition and future prospects of Worldpay and with the members of senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company and the strategic rationale for, and the potential benefits of, the Transaction; reviewed the reported price and trading activity for the shares of Company Common Stock and the shares of Worldpay Common Stock; compared certain financial and stock market information for the Company and Worldpay with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the financial services technology industry and in other industries; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. In that regard, we have assumed with your consent that the Forecasts, including the Synergies, and the Tax Attributes Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or Worldpay or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or Worldpay or on the expected benefits of the Transaction in any way meaningful to our analysis. We also have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. This opinion addresses only the fairness from a financial point of view to the Company, as of the date hereof, of the Aggregate Consideration to be paid by the Company for each share of Worldpay Common Stock pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction, including, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company or Worldpay, or any class of such persons in connection with the Transaction, whether relative to the Aggregate Consideration to be paid by the Company for each share of Worldpay Common Stock pursuant to the Agreement or otherwise. We are not expressing any opinion as to the prices at which shares of Company Common Stock will trade at any time or as to the impact of the Transaction on the solvency or viability of the Company or Worldpay or the ability of the Company or Worldpay to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to how any holder of Company Common Stock should vote with respect to such Transaction or any other matter. This opinion has been approved by a fairness committee of Goldman Sachs & Co. LLC.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Aggregate Consideration to be paid by the Company for each share of Worldpay Common Stock pursuant to the Agreement is fair from a financial point of view to the Company.

Very truly yours,

/s/ GOLDMAN SACHS & CO. LLC
(GOLDMAN SACHS & CO. LLC)

Annex D

[Opinion of Credit Suisse Securities (USA) LLC]

March 17, 2019

Worldpay, Inc.

8500 Governor’s Hill Drive

Symmes Township, Ohio 45249

Attention: Board of Directors

Members of the Board:

You have asked us to advise you in your capacity as the Board of Directors (the “Board”) of Worldpay, Inc. (the “Company”) with respect to the fairness, from a financial point of view, to the holders of Class A common stock, par value $0.00001 per share (“Company Common Stock”), of the Company, of the Merger Consideration (as defined below) to be received by such holders pursuant to the terms of the Agreement and Plan of Merger (the “Agreement”) to be entered into by and among Fidelity National Information Services, Inc. (“Parent”), Wrangler Merger Sub, Inc., a wholly owned subsidiary of Parent (“Merger Sub”), and the Company. We understand that the Agreement provides for, among other things, the merger of the Company with Merger Sub (the “Transaction”) pursuant to which the Company will become a wholly owned subsidiary of Parent and each outstanding share of Company Common Stock will be converted into the right to receive (i) 0.9287 shares (the “Stock Consideration”) of common stock, par value $0.01 per share (“Parent Common Stock”), of Parent and (ii) $11.00 in cash, without interest (the “Cash Consideration” and, together with the Stock Consideration, the “Merger Consideration”).

In arriving at our opinion, we have reviewed an execution version of the Agreement and certain publicly available business and financial information relating to the Company and Parent. We have also reviewed certain other information relating to the Company and Parent, including (x) financial forecasts relating to the Company for the fiscal years ending December 31, 2019 through December 31, 2021 prepared and provided to us by the management of the Company as extrapolated through December 31, 2024 by the management of the Company (as extrapolated, the “Company Projections”) and (y) financial forecasts relating to Parent for the fiscal years ending December 31, 2019 through December 31, 2021 provided by the management of Parent, as adjusted and extrapolated through December 31, 2024 by the management of the Company (as adjusted and extrapolated, the “Company Projections for Parent”), and have met with the managements of the Company and Parent and certain of their respective representatives to discuss the businesses and prospects of the Company and Parent. We also reviewed estimates prepared and provided to us by the management of the Company with respect to the cost savings and revenue synergies, net of costs necessary to achieve such cost savings and revenue synergies (the “Synergies Estimates”), anticipated by such management to result from the Transaction. We have also considered certain financial and stock market data of the Company and Parent, and we have compared that data with similar data for other companies with publicly traded equity securities in businesses we deemed similar to those of the Company and Parent, respectively, and we have considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which have been effected or announced. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

In connection with our review, we have not independently verified any of the foregoing information and, with your consent, we have assumed and relied upon such information being complete and accurate in all respects material to our analyses and this opinion. With respect to the Company Projections that we have relied upon for purposes of our analyses, we have been advised by the management of the Company, and we have assumed with your consent, that such forecasts and estimates have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company. With respect to the Company Projections for Parent that we have relied upon for purposes of our analyses, we have been advised by the management of the Company, and we have assumed with your consent, that such forecasts and estimates have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of Parent. With respect to the Synergies Estimates that we have relied upon for purposes of our analyses, we have been advised by the management of the Company, and we have assumed with your consent, that such estimates have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the management of the Company as to the cost savings and revenue synergies, net of costs necessary to achieve such cost savings and revenue synergies, anticipated by such management to result from the Transaction, and will be realized in the amounts and the times indicated thereby. At your direction, we have assumed that the Company Projections, the Company Projections for Parent and the Synergies Estimates are a reasonable basis upon which to evaluate the Company, Parent and the Transaction and at your direction we have relied upon the Company Projections, the Company Projections for Parent and the Synergies Estimates for purposes of our analyses and this opinion. We express no view or opinion with respect to the Company Projections, the Company Projections for Parent or the Synergies Estimates, or the assumptions and methodologies upon which they are based.

For purposes of our analyses and this opinion, we have been advised and we have assumed, the Transaction will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. We have assumed, with your consent, that, in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the Transaction, no modification, delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company, Parent or the contemplated benefits of the Transaction and that the Transaction will be consummated in compliance with all applicable laws and regulations and in accordance with the terms of the Agreement without waiver, modification or amendment of any term, condition or agreement thereof that is material to our analyses or this opinion. We have also been advised, and have assumed, for purposes of our analyses and this opinion, that the exchange of outstanding Class B limited liability company interests (“Class B Units”) in Worldpay Holding, LLC for shares of Company Common Stock on a one for one basis pursuant to the terms of the Exchange Agreement (as defined in the Agreement), and the cancellation of such Class B Units and the shares of Class B common stock, no par value, of the Company, will be effected prior to the consummation of the Transaction (such exchange and cancellation, the “Class B Exchange”). In addition, we have not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company or Parent, nor have we been furnished with any such evaluations or appraisals. With your consent, we have further assumed that the final form of the Agreement, when executed by the parties thereto, will conform to the draft reviewed by us in all respects material to our analyses and this opinion.

Our opinion addresses only the fairness, from a financial point of view, to the holders of Company Common Stock of the Merger Consideration to be received by such holders in the Transaction pursuant to the Agreement and does not address any other aspect or implication of the Transaction or any agreement, arrangement or understanding entered into in connection therewith or otherwise, including, without limitation, the form or structure of the Transaction or the Merger Consideration and the fairness of the amount or nature of, or any other aspect relating to, any compensation, if any, or consideration to be received or otherwise payable to any officers, directors, employees, security holders or affiliates of any party to the Transaction, or class of such persons, relative to the Merger Consideration or otherwise. In that regard, our opinion does not address (x) the Class B Exchange or (y) any aspect or implication of any tax receivable agreement to which the Company is a party, including any compensation or other amounts that may be payable by the Company in respect thereof. Furthermore, we are not expressing any advice or opinion regarding matters that require legal, regulatory, accounting, insurance, intellectual property, tax, environmental, executive compensation or other similar professional advice. We have assumed that the Company has or will obtain such advice or opinions from the appropriate professional sources. The issuance of this opinion was approved by our authorized internal committee.

Our opinion is necessarily based on information made available to us as of the date hereof and upon financial, economic, market and other conditions as they exist and can be evaluated on the date hereof. We have not undertaken, and are under no obligation, to update, revise, reaffirm or withdraw this opinion, or otherwise comment on or consider events occurring or coming to our attention after the date hereof. We are not expressing any opinion as to what the value of Parent Common Stock actually will be when issued to the holders of Company Common Stock pursuant to the Agreement or the prices or ranges of prices at which Company Common Stock or Parent Common Stock may be purchased or sold at any time. We have assumed that the shares of Parent Common Stock to be issued in the Transaction will be approved for listing on the New York Stock Exchange prior to the consummation of the Transaction. Our opinion does not address the relative merits of the Transaction as compared to alternative transactions or strategies that might be available to the Company, nor does it address the underlying business decision of the Board or the Company to proceed with or effect the Transaction. With your consent, for purposes of our analyses and this opinion, we have not taken into account the individual circumstances affecting any particular holder’s interest in Company Common Stock or any aspect or implication thereof. We were not requested to, and we did not, solicit third party indications of interest in acquiring all or any part of the Company.

We have acted as financial advisor to the Company in connection with the Transaction and will receive a fee for our services, a substantial portion of which is contingent upon the consummation of the Transaction. We also became entitled to receive a fee upon the rendering of our opinion. In addition, the Company has agreed to reimburse us for certain of our expenses and to indemnify us and certain related parties for certain liabilities and other items arising out of or related to our engagement. We and our affiliates have in the past provided and currently are providing investment banking and other financial advice and services to the Company and its affiliates for which advice and services we and our affiliates have received and would expect to receive compensation, including among other things, during the past two years, having acted as (i) financial advisor and financing source to Vantiv, Inc. in connection with the acquisition of Worldpay Group plc announced in August 2017 and (ii) financial advisor to Vantiv, Inc. in connection with the acquisition of Paymetric Holdings Inc. announced in April 2017. We and our affiliates are also lenders to the Company (or one or more of its affiliates) and Parent (or one or more of its affiliates). We and our affiliates may in the future provide investment banking and other financial advice and services to the Company, Parent and their respective affiliates for which advice and services we and our affiliates would expect to receive compensation. We are a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial advice and services. In the ordinary course of business, we and our affiliates may acquire, hold or sell, for our and our affiliates’ own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of the Company, Parent and any other company that may be involved in the Transaction, as well as provide investment banking and other financial advice and services to such companies and their affiliates.

It is understood that this letter is for the information of the Board (in its capacity as such) in connection with its consideration of the Transaction and does not constitute advice or a recommendation to any security holder of the Company as to how such security holder should vote or act on any matter relating to the proposed Transaction.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration to be received by the holders of Company Common Stock in the Transaction pursuant to the Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ CREDIT SUISSE SECURITIES (USA) LLC

Credit Suisse Securities (USA) LLC

Annex E

Delaware General Corporation Law Section 262 Appraisal Rights

(a)

Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b)

Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263, or § 264 of this title:

(1)

Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2)

Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.	Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b.

Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.	Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d.

Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3)

In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4)

In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c)

Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d)	Appraisal rights shall be perfected as follows:

(1)

If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than twenty days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within ten days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2)

If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within ten days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within twenty days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and twenty days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within ten days after such effective date; provided, however, that if such second notice is sent more than twenty days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and twenty days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than ten days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e)

Within one hundred twenty days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within sixty days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within one hundred twenty days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within ten days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within ten days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f)

Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within twenty days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g)

At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h)

After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i)

The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j)

The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k)

From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within sixty days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within sixty days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l)

The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

Subsection (a) of Section 14-2-851 of the GBCC provides that a corporation may indemnify an individual who is party to a proceeding because he or she is or was a director against liability incurred in the proceeding if: (1) such individual conducted himself or herself in good faith; and (2) such individual reasonably believed (A) in the case of conduct in his or her official capacity, that such conduct was in the best interests of the corporation, (B) in all other cases, that such conduct was at least not opposed to the best interests of the corporation, and (C) in the case of any criminal proceeding, that the individual had no reasonable cause to believe that such conduct was unlawful. Subsection (c) of Section 14-2-851 of the GBCC provides that the termination of a proceeding by judgment, order, settlement, or conviction, or upon a plea of nolo contendere or its equivalent is not, of itself, determinative that the director did not meet the standard of conduct described in Section 14-2-851 of the GBCC. Subsection (d) of Section 14-2-851 of the GBCC provides that a corporation may not indemnify a director in connection with a proceeding by or in the right of the corporation, except for reasonable expenses incurred in connection with the proceeding if it is determined that the director has met the relevant standard of conduct, or in connection with any proceeding with respect to conduct for which he or she was adjudged liable on the basis that personal benefit was improperly received by him or her, whether or not involving action in his or her official capacity. Notwithstanding the foregoing, pursuant to Section 14-2-854 of the GBCC, a court may order a corporation to indemnify a director if, after application by a director for indemnification or advancement of expenses, such court determines, in view of all the relevant circumstances, that it is fair and reasonable to indemnify or advance expenses to the director, even if the director has not met the relevant standard of conduct set forth in subsections (a) and (b) of Section 14-2-851 of the GBCC, failed to comply with Section 14-2-853 of the GBCC, or was adjudged liable in a proceeding referred to in paragraph (1) or (2) of subsection (d) of Section 14-2-851 of the GBCC but if the director was adjudged so liable, the indemnification shall be limited to reasonable expenses incurred in connection with the proceeding.

Section 14-2-852 of the GBCC provides that a corporation shall indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he or she was a party because he or she was a director of the corporation against reasonable expenses incurred by the director in connection with the proceeding.

Section 14-2-857 of the GBCC provides that a corporation may indemnify and advance expenses to an officer of the corporation who is a party to a proceeding because he or she is an officer of the corporation to the same extent as a director. If the officer is not a director (or if the officer is a director but the sole basis on which he or she is made a party to the proceeding is an act or omission solely as an officer), the corporation may also indemnify and advance expenses to such officer to such further extent as may be provided by the articles of incorporation or the bylaws of the corporation, by a resolution of the board of directors of the corporation, or by contract, except for liability arising out of conduct that constitutes: (1) the appropriation, in violation of their duties, of any business opportunity of the corporation; (2) acts or omissions which involve intentional misconduct or a knowing violation of law; (3) the types of liability set forth in Section 14-2-832 of the GBCC; or (4) receipt of an improper personal benefit. An officer of a corporation who is not a director is entitled to mandatory indemnification under Section 14-2-852 of the GBCC and may apply to a court under Section 14-2-854 of the GBCC for indemnification or advances, in each case to the same extent to which a director may be entitled to indemnification under those provisions. Finally, a corporation may also indemnify an employee or agent who is not a director to the extent, consistent with public policy, that may be provided by its articles of incorporation or bylaws, by general or specific action by its board of directors or by contract.

FIS’ by-laws provide that FIS shall not indemnify and individual a director or officer for any liability incurred in a proceeding in which such director or officer is adjudged liable to FIS or is subjected to injunctive relief in favor of FIS: (i) for any appropriation, in violation of his or her duties, of any business opportunity of FIS, (ii) for acts or omissions which involved intentional misconduct or a knowing violation of law, (iii) for the type of liability set forth in Section 14-2-832 (Standards of Conduct) of the GBCC or (iv) for any transaction from which he or she received an improper personal benefit, provided, in each case, that if any person is entitled to indemnification by FIS for some portion of liability incurred, but not the total amount thereof, FIS shall indemnify such person for the portion of such liability to which such person is entitled.

The indemnification provided by the GBCC and FIS’ by-laws is not exclusive of any other rights to which a director or officer of FIS may be entitled.

FIS maintains an insurance policy, which indemnifies its and its subsidiaries’ officers and directors against certain liabilities.

Item 21. Exhibits and Financial Statement Schedules.

See the Exhibit Index attached hereto, which is incorporated by reference herein.

Item 22. Undertakings.

The undersigned registrant hereby undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement (notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of a prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement); and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

The undersigned registrant hereby undertakes that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned registrant hereby undertakes that, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) under the Securities Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B under the Securities Act or other than prospectuses filed in reliance on Rule 430A under the Securities Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

The undersigned registrant hereby undertakes that, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser: (i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act; (ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant; (iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and (iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes that, prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

The undersigned registrant hereby undertakes that every prospectus (i) that is filed pursuant to the immediately preceding paragraph or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to this registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first-class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

EXHIBIT INDEX

Exhibit Number	Description

2.1	Agreement and Plan of Merger, dated March 17, 2019, by and among Fidelity National Information Services, Inc., Wrangler Merger Sub, Inc. and Worldpay, Inc. (included as Annex A to the joint proxy statement/prospectus which forms part of this registration statement)†

3.1	Amended and Restated Articles of Incorporation of Fidelity National Information Services, Inc., effective as of February 1, 2006 (filed as Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on February 6, 2006 and incorporated by reference herein)

3.2	Articles of Amendment to the Articles of Incorporation of Fidelity National Information Services, Inc., effective as of November 13, 2012 (filed as Exhibit 3.2 to the Annual Report on Form 10-K of Fidelity National Information Services, Inc., on February 26, 2013 and incorporated by reference herein)

3.3	Articles of Amendment to the Articles of Incorporation of Fidelity National Information Services, Inc., effective as of July 30, 2014 (filed as Exhibit 3.1 to the Quarterly Report on Form 10-Q of Fidelity National Information Services, Inc., on August 7, 2014 and incorporated by reference herein)

3.4	Fourth Amended and Restated Bylaws of Fidelity National Information Services, Inc., dated January 25, 2017 (filed as Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on January 27, 2017 and incorporated by reference herein)

5.1	Opinion of [●], regarding the validity of the securities being registered*

10.4	Bridge Facility Commitment Letter, dated March 17, 2019, by and between Barclays Bank PLC, Goldman Sachs Bank USA, Goldman Sachs Lending Partners LLC and Fidelity National Information Services, Inc. (filed as Exhibit 10.1 to the Current Report on Form 8-K of Fidelity National Information Services, Inc., on March 18, 2019 and incorporated by reference herein)

21.1	Subsidiaries of Fidelity National Information Services, Inc. (incorporated by reference to Exhibit 21.1 to the Annual Report on Form 10-K of Fidelity National Information Services, Inc. for the fiscal year ended December 31, 2018, filed with the SEC on February 21, 2019)

23.1	Consent of [●] (included in Exhibit 5.1 to this joint proxy statement/prospectus)*

23.2	Consent of Deloitte & Touche LLP (with respect to Worldpay, Inc.)

23.3	Consent of KPMG LLP (with respect to Worldpay Group Limited)

23.4	Consent of KPMG LLP (with respect to Fidelity National Information Services, Inc.)

24.1	Powers of Attorney of Directors of Fidelity National Information Services, Inc. (included on the signature page to this registration statement)

99.1	Consent of Centerview Partners LLC

99.2	Consent of Goldman Sachs & Co. LLC

99.3	Consent of Credit Suisse Securities (USA) LLC

99.4	Consent of Charles Drucker, Executive Chairman and Chief Executive Officer of Worldpay, Inc.

99.5	Form of Proxy for Fidelity National Information Services, Inc.*

99.6	Form of Proxy for Worldpay, Inc.*

†

Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. FIS agrees to furnish supplementally a copy of any omitted attachment to the Securities and Exchange Commission on a confidential basis upon request.

*	To be filed by amendment.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Jacksonville, State of Florida, on the 12th day of April, 2019.

FIDELITY NATIONAL INFORMATION SERVICES, INC.

By:	/s/ Marc M. Mayo

Name: Marc M. Mayo
Title: Corporate Executive Vice President and Chief Legal Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Marc M. Mayo and Charles H. Keller, and each of them singly, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any and all additional registration statements pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the SEC, granting unto each said attorney-in-fact and agents full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them or their or his or her substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Gary A. Norcross Gary A. Norcross	President, Chief Executive Officer and Executive Chairman of the Board	April 12, 2019

/s/ James W. Woodall James W. Woodall	Corporate Executive Vice President and Chief Financial Officer (Principal Financial Officer)	April 12, 2019

/s/ Katy T. Thompson Katy T. Thompson	Chief Accounting Officer (Principal Accounting Officer)	April 12, 2019

/s/ Ellen R. Alemany Ellen R. Alemany	Director	April 12, 2019

/s/ Keith W. Hughes Keith W. Hughes	Director	April 12, 2019

/s/ David K. Hunt David K. Hunt	Director	April 12, 2019

/s/ Stephan A. James Stephan A. James	Director	April 12, 2019

Signature	Title	Date

/s/ Leslie M. Muma Leslie M. Muma	Director	April 12, 2019

/s/ Alexander Navab Alexander Navab	Director	April 12, 2019

/s/ Louise M. Parent Louise M. Parent	Director	April 12, 2019

/s/ Brian T. Shea Brian T. Shea	Director	April 12, 2019

/s/ James B. Stallings, Jr. James B. Stallings, Jr.	Director	April 12, 2019